As filed with the Securities and Exchange Commission on [—], 2013

Registration No. 333-[—]

CONFIDENTIAL TREATMENT REQUESTED

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FI CBM Holdings N.V.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

The Netherlands	3531	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Cranes Farm Road

Basildon

Essex SS14 3AD

United Kingdom

Tel. No.: +44 1268 533000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Richard Tobin

6900 Veterans Boulevard

Burr Ridge, Illinois 60527

United States of America

Tel. No.: 630-887-2282

(Name, address, including zip code and telephone number including area code, of agent for service)

Copy to:

Scott Miller Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 Tel. No.: 212-558-4000	Roberto Russo Fiat Industrial S.p.A. Via Nizza 250 Torino 10126 Italy Tel. No.: +39 011 006 2393	Michael Going CNH America LLC 6900 Veterans Boulevard Burr Ridge, Illinois 60527 Tel. No.: 630-887-3766

Approximate date of commencement of proposed sale to the public: As promptly as practicable after the date this Registration Statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered (1)	Amount to be registered (2)	Proposed maximum offering price per share (3)	Proposed maximum aggregate offering price (3)	Amount of registration Fee (4)
Common Shares, nominal value €0.01(5)	[—]	[—]	[—]	[—]
Special Voting Shares, nominal value €0.01(6)	[—]

(1)	This registration statement relates to shares of the Registrant, nominal value €0.01 per share (the “DutchCo common shares”), to be issued to holders of (i) ordinary shares, par value €1.57 per share (the “Fiat Industrial ordinary shares”), of Fiat Industrial S.p.A., an Italian joint stock company (Società per Azioni) (“Fiat Industrial”), in connection with the proposed merger of Fiat Industrial into the Registrant and (ii) common shares, par value €2.25 per share (the “CNH common shares”), of CNH Global N.V., a Dutch public limited liability company (naamloze vennootschap) (“CNH”), in connection with the proposed merger of CNH into the Registrant.
(2)	Represents the number of DutchCo common shares and special voting shares expected to be issued in connection with the proposed merger to persons in the United States, plus an additional amount of shares to cover any flowback into the United States based on (i) an exchange ratio of 1 DutchCo common share for each Fiat Industrial ordinary share outstanding on November 25, 2012 and (ii) an exchange ratio of 3.828 for each CNH common share outstanding on November 25, 2012. The remainder of the securities to be issued in connection with the proposed merger outside the United States are not registered under this Registration Statement.
(3)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (referred to as the Securities Act) and computed pursuant to Rules 457(f)(1) and 457(c) under the Securities Act. The aggregate offering price of the DutchCo shares was calculated as follows: [—]
(4)	Calculated at a rate equal to 0.0001146 multiplied by the proposed maximum aggregate offering price.
(5)	In connection with the merger transactions described in detail in this Registration Statement, the Registrant will issue common shares, nominal value of one Euro cent €0.01 per share, to each shareholder of Fiat Industrial who does not exercise cash exit rights under Italian law and to each shareholder of CNH.
(6)	In connection with the merger transactions described in detail in this Registration Statement, the Registrant will issue special voting shares, nominal value of one Euro cent €0.01 per share, to shareholders of Fiat Industrial and CNH that elect to participate in the loyalty voting structure upon closing of the merger transactions in addition to common shares of the Registrant, provided such shareholders meet the conditions more fully described under “The DutchCo Shares, Articles of Association and Terms and Conditions of the Special Voting Shares.” Each special voting share will grant the holder one vote per special voting share and the loyalty voting structure is designed to provide certain long-term holders of common shares of the Registrant two votes for each common share of the Registrant held.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered in this prospectus, passed on the merits or fairness of the transaction or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The information contained in this preliminary prospectus is subject to completion or amendment. A registration statement relating to the securities subject to this preliminary prospectus has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This preliminary prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

PRELIMINARY PROSPECTUS

SUBJECT TO AMENDMENT AND COMPLETION, DATED MARCH [—], 2013

Fiat Industrial S.p.A.	CNH Global N.V.

Mergers of Fiat Industrial S.p.A. and CNH Global N.V. with and into

FI CBM Holdings N.V.

(incorporated in the Netherlands as a naamloze vennootschap)

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

This prospectus relates to (i) the common shares (“DutchCo common shares”) of FI CBM Holdings N.V. (“DutchCo”) to be issued by DutchCo to (a) holders of common shares of CNH Global N.V. (“CNH”) and (b) holders of ordinary shares of Fiat Industrial S.p.A. (“Fiat Industrial”) and (ii) the special voting shares of DutchCo (“special voting shares”) to be issued by DutchCo to electing holders of common shares of CNH and ordinary shares of Fiat Industrial, provided that such shareholders meet the conditions more fully described under “The DutchCo Shares, Articles of Association and Terms and Conditions—Special Voting Shares—Terms and Conditions of the Special Voting Shares” in connection with the proposed mergers of Fiat Industrial and CNH with and into DutchCo (together, the “Merger”). Each special voting share will grant the holder thereof one vote per special voting share and the special voting shares are designed to provide certain long-term holders of DutchCo common shares two votes for each DutchCo common share held.

Subject to requisite shareholder approvals, CNH, Fiat Industrial, DutchCo and Fiat Netherlands Holding N.V. (“FNH”) have agreed that CNH and Fiat Industrial shareholders will receive in connection with the Merger:

•	3.828 DutchCo common shares for each CNH common share that they hold; and

•	one (1) DutchCo common share for each Fiat Industrial ordinary share that they hold.

Holders of CNH common shares are to vote on the merger plan to be adopted pursuant to the merger agreement (the “merger agreement”) entered into by DutchCo, Fiat Industrial, FNH, and CNH on November 25, 2012, at an extraordinary meeting of shareholders scheduled for [—], 2013. Separately, holders of Fiat Industrial ordinary shares are to vote on the merger plan at an extraordinary meeting of shareholders scheduled for [—], 2013, on single call. Subject to the satisfaction and/or waiver of the other conditions precedent contained in the merger agreement, the merger plan will not become effective unless (a) a resolution approving the applicable merger plan is passed at the extraordinary meeting of holders of CNH common shares with the affirmative vote of holders of a majority of the common share capital of CNH participating in the vote on the resolution provided that one-half or more of the issued share capital is represented and (b) a resolution approving the applicable merger plan is passed at the extraordinary meeting of holders of Fiat Industrial ordinary shares held on a single call with the affirmative vote of holders of at least two-thirds of the ordinary share capital of Fiat Industrial participating in the vote on the resolution, provided that one-fifth or more of the issued share capital is represented. Fiat Industrial, which as of March 1, 2013, owned approximately 87% of the authorized and issued common shares of CNH through its wholly-owned subsidiary, FNH, has agreed to vote, or to cause FNH to vote, in favor of the Merger. As a result, the resolutions of the CNH extraordinary shareholders’ meeting are certain to pass. As of March 1, 2013, Exor S.p.A. (“Exor”) owned 30.01% of Fiat Industrial’s share capital and Fiat S.p.A. (“Fiat”) owned approximately 2.8% of Fiat Industrial’s share capital. Exor has entered into a voting agreement with CNH dated December 11, 2012 whereby it agreed to vote in favor of the Merger. As of March 1, 2013, Exor also owned approximately 30.05% of Fiat.

Upon effectiveness of the Merger, the pre-merger shareholders of CNH other than FNH, or Fiat Industrial if FNH has previously been merged with and into Fiat Industrial, which as of March 1, 2013 collectively hold approximately 13% of the outstanding CNH common shares, will hold approximately 9% of the DutchCo common shares, and the pre-merger shareholders of Fiat Industrial will collectively hold the remaining approximately 91% of the DutchCo common shares. The proportion of voting power in DutchCo that will be held, respectively, by pre-merger Fiat Industrial shareholders and pre-merger CNH shareholders other than FNH, or Fiat Industrial if FNH has previously been merged with and into Fiat Industrial, may also be affected by any special voting shares that shareholders may elect to receive in the Merger as described in more detail in this prospectus. The Merger will become effective at midnight (Central European Time) on the date the deed of merger of CNH and DutchCo has been executed.

The business carried out by DutchCo and its subsidiaries following the Merger will be the same as the business currently carried out by Fiat Industrial and its subsidiaries, except that CNH will become part of DutchCo rather than a majority-owned subsidiary of Fiat Industrial. In this prospectus, “Group” refers to the economic entity currently represented by Fiat Industrial and its subsidiaries (including CNH and its subsidiaries) and, following the Merger, to be represented by DutchCo and its subsidiaries.

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND A PROXY. If you hold CNH common shares or Fiat Industrial ordinary shares through an intermediary such as a broker/dealer or clearing agency, you should consult with that intermediary about how to obtain information on the relevant shareholders’ meetings of CNH and Fiat Industrial.

DutchCo has applied to list the DutchCo common shares on the New York Stock Exchange, where trading is expected to commence on the first business day following the effectiveness of the Merger, under the trading symbol [—]. DutchCo intends to apply for admission to listing and trading of the DutchCo common shares on the Mercato Telematico Azionario, or MTA, organized and managed by Borsa Italiana S.p.A. and the listing on the MTA is expected to occur shortly following the effectiveness of the Merger, subject to the approval by the Italian competent authorities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered in this prospectus, passed on the merits or fairness of the transaction or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We encourage you to read this prospectus carefully in its entirety, including the “Risk Factors” section that begins on page 17.

Prospectus dated          [—], 2013

WHERE YOU CAN FIND MORE INFORMATION

This prospectus incorporates important business and financial information about CNH that is not included in or delivered with this prospectus. CNH files annual reports, quarterly reports, special reports, and other information with the SEC. You may read and copy any document CNH files at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also inspect certain reports and other information concerning CNH at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Documents filed with the SEC by CNH are also available at no cost on the website maintained by the SEC (www.sec.gov).

DutchCo has filed a registration statement on Form F-4, as amended, to register with the SEC the DutchCo common shares and special voting shares to be issued in the Merger. This prospectus is a part of the registration statement on Form F-4. As permitted by rules and regulations of the SEC, this prospectus does not contain all the information included in the registration statement. You should refer to the registration statement on Form F-4 (file no. [333-          ]), as amended, for information omitted from this prospectus.

You may also request a copy of such documents at no cost by calling or writing to Fiat Industrial S.p.A., Via Nizza 250, Torino 10126 Italy, Tel. No.: +39 011 006 1111, no later than [the date 5 days before the relevant shareholders meeting], or five business days before the date of the CNH extraordinary general meeting, for holders of CNH common shares, and no later than [the date 5 days before the relevant shareholders meeting], or five business days before the date of the Fiat Industrial extraordinary general meeting, for holders of Fiat Industrial ordinary shares.

Incorporation by Reference

The SEC allows CNH to “incorporate by reference” important business and/or information in this prospectus that has been previously filed with the SEC in other documents, which means that CNH can disclose important information to you by referring you to those documents. Incorporated documents are considered part of this prospectus, and information in this prospectus automatically updates and supersedes information in earlier documents that are incorporated by reference in this prospectus, and information filed with the Securities and Exchange Commission, or SEC, after the date of this prospectus automatically updates and supersedes information in this prospectus.

CNH incorporates the following documents in this prospectus by reference:

•	CNH’s Annual Report on Form 20-F (referred to as the CNH 2012 Form 20-F), which was filed with the SEC on March 1, 2013.

CNH also incorporates by reference in this prospectus each of the following documents that CNH files with the SEC after the date of this prospectus until the later of the date of CNH’s extraordinary general meeting or the date of Fiat Industrial’s extraordinary general meeting:

•	any annual reports filed under Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and

•	any reports filed or furnished on Form 6-K that indicate that they are incorporated by reference in this prospectus.

You should rely only on the information contained in, or incorporated by reference into, this prospectus to vote on the Merger. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this prospectus. This prospectus is dated [—], 2013. You should not assume that the information contained in, or incorporated by reference into, this prospectus is accurate as of any date other than that date, or the date of such information incorporated by reference.

(i)

This prospectus is made available by DutchCo in connection with the Merger pursuant to the U.S. Securities Act of 1933. This prospectus does not constitute an offer to buy or sell, or a solicitation of an offer to buy or sell, any securities, or a solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. This prospectus does not constitute an offer to buy or sell securities or a solicitation of an offer to buy or sell any securities in Italy or a solicitation of a proxy under Italian law. This prospectus is not a prospectus or an offer document within the meaning of Italian law and the rules of CONSOB.

(ii)

(iii)

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following are some questions that you may have regarding the Merger and the extraordinary general meetings called to vote on the merger plans and brief answers to those questions. DutchCo, Fiat Industrial and CNH urge you to read carefully the remainder of this prospectus because the information in this section does not provide all the information that might be important to you with respect to the Merger and the extraordinary general meetings. Please see “Where You Can Find More Information.”

References in this prospectus to “DutchCo” refer to FI CBM Holdings N.V., a company organized under the laws of the Netherlands, or FI CBM Holdings N.V. together with its subsidiaries, as the context may require. References in this prospectus to “Fiat Industrial” refer to Fiat Industrial S.p.A., a company organized under the laws of the Republic of Italy, or Fiat Industrial S.p.A. together with its consolidated subsidiaries (including CNH), as the context may require. References in this prospectus to “CNH” refer to CNH Global N.V., a company organized under the laws of the Netherlands, or CNH Global N.V. together with its consolidated subsidiaries, as the context may require. References in this prospectus to “FNH” refer to Fiat Netherlands Holding N.V., a company organized under the laws of the Netherlands, or Fiat Netherlands Holding N.V. together with its subsidiaries, as the context may require.

Q: Why am I receiving this prospectus?

A: You are receiving this prospectus because, as of the relevant record date, you owned ordinary shares of Fiat Industrial, par value €1.57 per share (“Fiat Industrial ordinary shares”) and/or common shares of CNH, par value €2.25 per share (“CNH common shares”). Fiat Industrial and CNH have entered into a merger agreement with DutchCo pursuant to which, inter alia, if the requisite approval by the shareholders of each of Fiat Industrial and CNH is obtained, as a result of the execution of merger deeds, each of Fiat Industrial and CNH will merge with and into DutchCo. This prospectus describes Fiat Industrial’s proposal to the shareholders of Fiat Industrial (“Fiat Industrial shareholders”) to approve the Merger and related matters on which Fiat Industrial would like Fiat Industrial shareholders to vote and CNH’s proposal to the shareholders of CNH (“CNH shareholders”) to approve the Merger and related matters on which CNH would like CNH shareholders to vote. This prospectus also gives you information about DutchCo, Fiat Industrial and CNH and other background information to assist you in making an informed decision.

None of the Merger, the merger agreement, the merger plans, nor this prospectus constitutes an offer of securities under Italian law and this prospectus is not a prospectus or an offer document within the meaning of Italian law and the rules of CONSOB, the Italian securities regulator.

Q: What is the Merger?

A: The Merger is a business combination transaction in which each of Fiat Industrial and CNH will merge with and into DutchCo, which will succeed to all of the assets and liabilities of the two companies. The merger of CNH into DutchCo (the “CNH Merger”) will be effective one day after the merger of Fiat Industrial into DutchCo (the “FI Merger”). In addition, prior to the Merger and in connection with the Merger, FNH, a wholly-owned subsidiary of Fiat Industrial through which Fiat Industrial holds all of its CNH common shares, will merge with and into Fiat Industrial. If the Merger is completed, Fiat Industrial ordinary shares will cease to be listed on the Mercato Telematico Azionario, or MTA, organized and managed by Borsa Italiana S.p.A. CNH common shares will cease to be listed on the New York Stock Exchange, or NYSE.

CNH is already an approximately 87% owned indirect subsidiary of Fiat Industrial through Fiat Industrial’s ownership of FNH and is consolidated with Fiat Industrial for purposes of Fiat Industrial’s financial reporting. The businesses carried out by DutchCo and its subsidiaries following the Merger will be substantially the same as the businesses carried out by Fiat Industrial and its subsidiaries prior to the Merger.

(iv)

Q: What will I receive in the Merger?

A: As described in more detail below under “The Merger Agreement and Merger Plans—The Merger Agreement—Merger Consideration”, upon effectiveness of the Merger, each Fiat Industrial ordinary share will entitle its holder to receive one (1) common share of DutchCo, par value €0.01 per share (a “DutchCo common share”) and each CNH common share will entitle its holder to receive 3.828 DutchCo common shares (together, the “Merger Consideration”). To the extent a CNH shareholder will not be entitled to a round number of DutchCo common shares based on the exchange ratio of 3.828, it will receive cash consideration in exchange for its fractional entitlement to DutchCo common shares.

In addition, as provided under the merger agreement, on December 28, 2012, CNH paid a cash dividend of U.S. $10.00 per CNH common share (the “CNH Dividend”) to the CNH minority shareholders. The CNH Dividend cannot be withdrawn, reclaimed or otherwise clawed back from the CNH minority shareholders, even if the merger agreement is terminated. For additional detail regarding the CNH Dividend, see “The Merger Agreement and Merger Plans—The Merger Agreement—Certain Covenants—The CNH Dividend.”

Moreover, as is described in more detail below and in “The DutchCo Shares, Articles of Association and Terms and Conditions of the Special Voting Shares—Loyalty Voting Structure—Terms and Conditions of the Special Voting Shares”, all Fiat Industrial shareholders and CNH shareholders that are present or represented by proxy at the applicable extraordinary general meeting approving the Merger (regardless of how they vote on the Merger) and that continue to hold their Fiat Industrial ordinary shares and/or CNH common shares from the record date of the applicable extraordinary general meeting until effectiveness of the Merger may elect to receive one special voting share in addition to each DutchCo common share that they receive in the Merger. Each special voting share will be entitled to one vote per share. Fiat Industrial shareholders and CNH shareholders may elect not to continue holding all of their Fiat Industrial ordinary shares and CNH common shares, but instead retain only a part of their shares until effectiveness of the Merger, as a result of which they will be entitled to elect to receive special voting shares in respect of any of their Fiat Industrial ordinary shares and CNH common shares that they continue holding until the effectiveness of the Merger.

Q: When is the Merger expected to be completed?

A: The Merger is currently expected to be completed during the third quarter of 2013, subject, however, to the satisfaction of certain conditions precedent set forth in the merger agreement, several of which are not under the control of Fiat Industrial and/or CNH. For additional detail regarding these conditions precedent, see “Risk Factors—Risks Related to the Mergers—Failure to timely complete the Merger could negatively affect Fiat Industrial’s and CNH’s business plans and operations and have a negative impact on the market price of Fiat Industrial’s and CNH’s shares.” and “The Merger Agreement and Merger Plans—The Merger Agreement—Closing Conditions.”

Q: Will I have the right to elect to participate in the loyalty voting structure?

A: Except as described below, all Fiat Industrial shareholders and CNH shareholders that are present or represented by proxy at the applicable extraordinary general meeting approving the Merger (regardless of how they vote on the Merger) and that continue to hold their Fiat Industrial ordinary shares and/or CNH common shares from the record date of the applicable extraordinary general meeting until effectiveness of the Merger may participate in the loyalty voting structure by electing to receive one special voting share in connection with each DutchCo common share received in the Merger, provided the shareholders meet the conditions described in “The DutchCo Shares, Articles of Association and Terms and Conditions of the Special Voting Shares.” Fiat Industrial shareholders and CNH shareholders that (i) acquire Fiat Industrial ordinary shares or CNH common shares after the record date of the relevant extraordinary general meeting, (ii) in the case of Fiat Industrial Shareholders only, exercise cash exit rights or (iii) sell their Fiat Industrial ordinary shares or CNH common shares prior to the effectiveness of the Merger will not be entitled to receive special voting shares in the Merger with respect to the shares they have so acquired or which they have disposed of. DutchCo shareholders will be entitled to retain the

(v)

special voting shares indefinitely, but the special voting shares are not transferrable and must be transferred to DutchCo for no consideration if the associated amount of DutchCo common shares are transferred by the holder. The specific terms of the loyalty voting structure is in more detail in “The DutchCo Shares, Articles of Association and Terms and Conditions of the Special Voting Shares of the Special Voting Shares.”

In addition, following the Merger, DutchCo shareholders may acquire special voting shares by holding the DutchCo common shares, excluding DutchCo common shares received in the Merger for which a Fiat Industrial shareholder or CNH shareholder has elected to receive and received special voting shares, continuously for at least three years at any time following the effectiveness of the Merger, as described in more detail in “The DutchCo Shares, Articles of Association and Terms and Conditions of the Special Voting Shares—Special Loyalty Voting Structure—Terms and Conditions of the Special Voting Shares.”

DutchCo has established the special voting share structure, referred to as the “loyalty voting structure”, to reward long-term ownership of DutchCo common shares and promote stability of the DutchCo shareholder base by granting long-term DutchCo shareholders the equivalent of two votes for each DutchCo common share that they hold. In particular, DutchCo believes that the loyalty voting structure has helped to garner the support of Fiat Industrial’s controlling shareholder for the Merger and may facilitate future mergers and acquisitions, because the loyalty voting structure will mitigate the impact of the dilution in the economic interest of Fiat Industrial’s controlling shareholder. DutchCo believes that Fiat Industrial has greatly benefited from the long-term support of its controlling shareholder and believes that the loyalty voting structure will enable such support to continue in the future without hindering the groups’ ability to pursue outside growth opportunities.

The purpose of the loyalty voting structure is to grant eligible electing long-term holders of DutchCo common shares two votes for each DutchCo common share held. While the same result may be achieved in other jurisdictions by granting certain shares the right to cast two votes per share, in the Netherlands, where DutchCo is incorporated, the additional voting power is granted through a separate security. The special voting shares are not transferable (other than, in limited circumstances, together with the associated common shares) and do not have any material economic entitlements. Investors should view the special voting shares as a mere additional voting attribute of the qualifying common shares.

Q: How can I elect to participate in the loyalty voting structure?

A: All Fiat Industrial shareholders and CNH shareholders that are present or represented by proxy at the applicable extraordinary general meeting approving the Merger (regardless of how they vote on the Merger) and that continue to hold their Fiat Industrial ordinary shares and/or CNH common shares from the record date of the applicable extraordinary general meeting until effectiveness of the Merger may participate in the loyalty voting structure by electing to receive one special voting share in addition to each DutchCo common share received in the Merger, provided the shareholders meet the conditions described in “The DutchCo Shares, Articles of Association and Terms and Conditions–Loyalty Voting Structure.” To participate in the loyalty voting structure, Fiat Industrial shareholders and CNH shareholders must complete an election form in the applicable form attached hereto as Appendix F and a power of attorney no later than [3-5] business days after the relevant extraordinary general meeting. The special voting share election form and power of attorney are provided on Fiat Industrial’s website (www.fiatindustrial.com/InvestorRelations/ShareholderInfo/ShareholderMeetings) and on CNH’s website (http://investors.cnh.com). In addition, in order to receive special voting shares in the Merger, Fiat Industrial shareholders and CNH shareholders must submit a confirmation statement from their broker on or prior to the applicable Merger execution date confirming that the shareholder has continued to hold the relevant shares continuously during the period between the record date preceding the applicable extraordinary general meeting and the effective date of the Merger.

Q: How should I send in my CNH share certificates?

A: If your CNH common shares are held in certificated form, then you must keep your CNH share certificates until after the effectiveness of the Merger, when you will receive a letter of transmittal describing how you may

(vi)

exchange your CNH share certificates for the Merger Consideration. If your CNH common shares are held in certificated form you will be required to send your CNH share certificates to the exchange agent as described in the instructions on the exchange form. If your CNH common shares are held in a brokerage or other custodial account, you will receive instructions from the entity where your shares are so held, advising you of the procedures for delivering your shares.

Q: If the Merger is completed, will my DutchCo common shares be listed for trading?

A: The DutchCo common shares will be listed on the NYSE under the symbol “[—]” and are expected to be listed on the MTA shortly following the effectiveness of the Merger, subject to approval by the Italian competent authorities. It is a condition to closing of the Merger that the DutchCo common shares be approved for listing on the NYSE, subject to official notice of issuance. The special voting shares through which the loyalty voting structure is implemented will not be listed on the NYSE or MTA and will not be transferrable or tradable. The sole purpose of the special voting shares is to implement the loyalty voting structure under Dutch law whereby eligible electing shareholders effectively receive two votes for each DutchCo common share held by them. A transfer of the DutchCo common shares by a DutchCo shareholder will result in a mandatory transfer of the special voting shares associated with the transferred shares by such shareholder to DutchCo for no consideration.

Q: When will I receive the Merger Consideration?

A: Assuming the Merger is completed, (i) as of the effective time of the FI Merger, book-entry positions previously representing Fiat Industrial ordinary shares with depositary intermediaries participating in the centralized depositary and clearing system managed by Monte Titoli S.p.A., or Monte Titoli, and (ii) as of the effective time of the CNH Merger, book-entry positions previously representing CNH common shares with depositary intermediaries, shall be exchanged for book-entry positions representing whole DutchCo common shares issued as Merger Consideration to the Fiat Industrial shareholders and the CNH shareholders on the basis of the respective exchange ratios and without interest. For more information about the procedure for the exchange of your shares, please see “The Merger Agreement and Merger Plans—The Merger Agreement—Merger Consideration.”

Q: As a CNH shareholder, will I receive fractional interests in DutchCo common shares?

A: To the extent you, as a CNH shareholder, will not be entitled to a round number of DutchCo common shares as a consequence of the exchange ratio of 3.828, you will receive cash consideration in exchange for your fractional entitlement to DutchCo common shares. Your fractional entitlement to DutchCo common shares will be combined with those of the other CNH shareholders and subsequently sold on your behalf and on behalf of such other shareholders as whole shares by an intermediary appointed by DutchCo. The sale of such fractional entitlements will occur shortly following the effectiveness of the Merger. You will receive cash consideration corresponding to the proceeds of the sale of your fractional entitlement to DutchCo common shares. If you are a holder of registered CNH common shares and your CNH common shares are not held in brokerage or other custodial accounts, you will receive cash consideration from DutchCo corresponding to your fractional entitlement to a DutchCo common share.

If you are a beneficial owner and your CNH common shares are held in “street name” by a broker or custodian, you should consult with your broker or custodian as to whether or not you may receive fractional interests in DutchCo common shares.

Q: Are Fiat Industrial shareholders and/or CNH shareholders entitled to exercise dissenters’, appraisal, cash exit or similar rights?

A: CNH shareholders are not entitled to exercise dissenters’, appraisal, cash exit or similar rights in connection with the Merger. Under Italian law, Fiat Industrial shareholders are entitled to cash exit rights because, as a result of the Merger, the registered office of the surviving company in the Merger, DutchCo, will be outside of Italy,

(vii)

Fiat Industrial ordinary shares will be delisted from the MTA, and the company resulting from the Merger, DutchCo, will be governed by the laws of a country other than Italy. Cash exit rights may be exercised by Fiat Industrial shareholders who did not concur in the approval of the extraordinary general meeting’s resolution. The exercise of such cash exit rights will be effective subject to the Merger becoming effective. A Fiat Industrial shareholder who has voted in favor of the Merger may not exercise any cash exit right in relation to those shares that the relevant shareholder voted in favor of the Merger. A Fiat Industrial shareholder that properly exercises cash exit rights will be entitled to receive an amount of cash equal to the average closing price per Fiat Industrial ordinary share for the six-month period prior to the publication of the notice of call of the extraordinary general meeting which is equal to €[—]. Pursuant to the merger agreement, if the amount of cash to be paid to Fiat Industrial shareholders in connection with the exercise by such shareholders of cash exit rights under Italian law and to creditors of Fiat Industrial pursuant to creditor opposition rights proceedings against Fiat Industrial under Italian law exceeds, in the aggregate, €325 million, a condition to closing of the Merger will not be satisfied.

For more information about these cash exit rights, please see “The Fiat Industrial Extraordinary General Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights.”

Q: Do the Fiat Industrial Board of Directors and the CNH Board of Directors recommend the approval of the Merger and the transactions contemplated by the merger agreement?

A: Yes. The Fiat Industrial Board of Directors has carefully considered the proposed Merger and unanimously recommends that Fiat Industrial shareholders vote in favor of the Merger and the merger plans. The CNH Board of Directors, acting through its unconflicted directors, has carefully considered the proposed Merger and unanimously recommends that CNH shareholders vote in favor of the Merger, the merger agreement and the transactions contemplated by the merger agreement.

For additional information regarding the factors and reasons considered by the Fiat Industrial Board of Directors and the CNH Board of Directors in approving the Merger, and the manner in which the Fiat Industrial Board of Directors and the CNH Board of Directors made their decision, including the interest of certain directors and their affiliates in the Merger, please see “The Merger.”

Q: Is closing of the Merger subject to the exercise of creditors’ rights?

A: Yes, the effectiveness of the Merger is subject to the exercise of creditors’ rights with respect to each of Fiat Industrial, CNH and DutchCo pursuant to Italian and Dutch laws for a period of, respectively, (i) 60 days following the registration with the Companies’ Register of Turin (Italy) of the minutes of the extraordinary general meeting of the Fiat Industrial shareholders, and (ii) one month following the filing of the merger plan with the Dutch Chamber of Commerce and the announcement thereof.

Provided that resolutions approving the Merger are duly adopted by the Fiat Industrial shareholders at the Fiat Industrial extraordinary general meeting, under Italian law, the resolutions must be registered with the Companies’ Register of Turin (Italy) and a 60-day waiting period from the date of such registration must be observed prior to closing of the FI Merger. During this waiting period, creditors may challenge the merger of Fiat Industrial with and into DutchCo before an Italian court of competent jurisdiction. If a challenge is filed, the court may authorize the closing of the Merger but may require the posting of a bond sufficient to satisfy creditors’ claims.

During the one month waiting period following the filing of the merger plan with the Dutch Chamber of Commerce and the announcement thereof, CNH’s creditors and (if any) DutchCo’s creditors whose claims precede the registration of the merger plan with the Dutch Chamber of Commerce may challenge the Merger of CNH with and into DutchCo before a Dutch district court where DutchCo or CNH is registered. If a challenge is filed, the merger deed may only be executed after withdrawal of the challenge or after the discharge of the challenge has become enforceable. If a challenge is filed, the court may require the posting of a bond sufficient to satisfy creditors’ claims.

(viii)

Pursuant to the merger agreement, if the amount of cash to be paid to Fiat Industrial creditors pursuant to creditor opposition rights proceedings against Fiat Industrial under Italian law and to Fiat Industrial shareholders in connection with the exercise by such shareholders of cash exit rights under Italian law exceeds, in the aggregate, €325 million, a condition to the closing of the Merger will not be satisfied.

Q: What happens if the Merger is not completed?

A: If the Fiat Industrial shareholders or the CNH shareholders do not approve the Merger and related matters at the extraordinary general meetings or if the Merger is not completed for any other reason, the Fiat Industrial shareholders and the CNH shareholders will continue to hold their Fiat Industrial ordinary shares and/or CNH common shares, as applicable, and any exercise of cash exit rights by Fiat Industrial shareholders will not be effective. Fiat Industrial will remain a publicly traded company listed on the MTA. CNH will remain a publicly traded company listed on the NYSE and continue to be a foreign private issuer subject to SEC reporting obligations. Therefore, Fiat Industrial shareholders and CNH shareholders will continue to be subject to similar risks and opportunities as they currently are with respect to their ownership of the Fiat Industrial ordinary shares and CNH common shares respectively. For more information, see “The Merger Agreement and Merger Plans—Closing the Merger—Termination of the Merger Agreement”. If the merger agreement is terminated, the merger agreement provides that CNH shall pay a dividend of $10.00 per CNH common share held by FNH (or FI, if FNH shall have been merged with and into FI).

Q: Are there any risks in the Merger that I should consider?

A: There are risks associated with all business combinations, including the Merger. These risks are discussed in more detail in the section entitled “Risk Factors.”

Q: What are the material tax consequences of the Merger to Fiat Industrial shareholders and CNH shareholders?

A: The tax consequences of the Merger for any particular shareholder will depend on the shareholder’s particular facts and circumstances. Moreover, the description below and elsewhere in this prospectus does not relate to the tax laws of any jurisdiction other than the U.S., the U.K., Italy and the Netherlands. Accordingly, shareholders are urged to consult their tax advisors to determine the tax consequences of the Merger to them in light of their particular circumstances, including the effect of any state, local or national law.

U.S. tax consequences

DutchCo believes that the CNH Merger and the FI Merger each constitutes for U.S. federal income tax purposes a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and the rules and regulations therein (the “Code”). Fiat Industrial and CNH expect to receive opinions from Sullivan & Cromwell LLP and McDermott Will & Emery LLP, respectively, to the effect that the CNH Merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. As a result, subject to certain exceptions, the U.S. Shareholders (as defined in “Tax Consequences—Material U.S. Federal Income Tax Consequences” below) of Fiat Industrial or CNH will not be subject to U.S. federal income taxation on the exchange of Fiat Industrial ordinary shares or CNH common shares for DutchCo common shares, but such U.S. Shareholders will recognize gain or loss with respect to any cash received in lieu of fractional shares.

For a further discussion of the material U.S. federal income tax consequences of the Merger and a discussion of the tax treatment of the ownership and disposition of DutchCo common shares, see “Tax Consequences—Material U.S. Federal Income Tax Consequences” below.

(ix)

U.K. tax consequences

The Merger is not expected to result in a disposal of Fiat Industrial ordinary shares or CNH common shares for U.K. tax purposes, except to the extent of any cash received in lieu of fractional shares. See further the discussion at “Tax Consequences—Material U.K. Tax Consequences” below.

Italian tax consequences

Italian Shareholders of CNH and Fiat Industrial (as defined in “Tax Consequences—Material Italian Tax Consequences”) will not be subject to taxation on the exchange of CNH common shares or Fiat Industrial ordinary shares for DutchCo common shares, but such Italian Shareholders will recognize a gain or a loss with respect to any cash received in lieu of fractional shares.

Dutch tax consequences

For shareholders subject to Dutch tax, the Merger will result in a disposal of their Fiat Industrial ordinary shares or CNH common shares for Dutch tax purposes. Roll-over relief may be available. Such roll-over will not apply to any cash received pursuant to the exercise of cash exit rights or in lieu of fractional shares. See further the discussion at “Tax Consequences—Material Dutch Tax Consequences” below.

Q: What are the tax consequences of an election by Fiat Industrial shareholders and CNH shareholders electing to participate in the loyalty voting structure in connection with the Merger?

A: If a shareholder elects to participate in the loyalty voting structure in connection with the Merger, such shareholder should not recognize significant amounts of gain upon the receipt of special voting shares. However, no statutory, judicial or administrative authority directly discusses how the receipt of special voting shares should be treated for tax purposes and shareholders are urged to consult their tax advisors as to the tax consequences of receiving special voting shares.

For a further discussion of the material tax consequences of the special voting shares, see “Tax Consequences” below.

Q: When and where will the extraordinary general meetings be held?

A: The extraordinary general meeting of the Fiat Industrial shareholders will be held on [—] 2013, beginning at [—] ([Central European Time]), at [Centro Congressi Lingotto, 280 Via Nizza, Turin]. The extraordinary general meeting of the CNH shareholders will be held on [—], 2013, beginning at [—] ([Central European Time]), at [—].

Q: What matters will be voted on at the extraordinary general meeting of the Fiat Industrial shareholders and the extraordinary general meeting of the CNH shareholders?

A: The Fiat Industrial shareholders will be asked to consider and vote, among other things, on the following resolutions at the extraordinary general meeting of the Fiat Industrial shareholders:

•	to authorize and approve the merger plan regarding the merger of Fiat Industrial, as merging entity, and DutchCo, as surviving entity; and

•	related corporate matters.

The extraordinary general meeting of Fiat Industrial is expected to be held on single call and, accordingly, it will not be adjourned as specified in the notice of call published on Fiat Industrial’s website and in La Stampa on [—], 2013.

(x)

The CNH shareholders will be asked to consider and vote on the following resolutions at the extraordinary general meeting of the CNH shareholders:

•	to authorize, approve and adopt the merger plan, regarding the merger of CNH, as merging entity, and DutchCo, as surviving entity; and

•	related corporate matters.

Q: Who is entitled to vote the Fiat Industrial ordinary shares and the CNH common shares at the extraordinary general meetings?

A: The Fiat Industrial share record date is [—], 2013 ([Central European Time]), which is the seventh trading day prior to the date of the meeting. Holders of Fiat Industrial ordinary shares on the Fiat Industrial share record date are entitled to attend and vote at the extraordinary general meeting of the Fiat Industrial shareholders. Holders of Fiat Industrial ordinary shares may appoint a proxy holder to vote on their behalf.

The CNH share record date is [—], 2013 ([Central European Time]). Holders of CNH common shares on the CNH share record date are entitled to attend and vote at the extraordinary general meeting of the CNH shareholders. Holders of CNH common shares may appoint a proxy holder to vote on their behalf.

Q: When will the extraordinary general meeting of the Fiat Industrial shareholders be considered regularly convened and the resolutions at such extraordinary general meeting validly adopted?

A: Since the Fiat Industrial extraordinary general meeting is expected to be held on single call, it will be considered regularly convened when Fiat Industrial shareholders representing at least one-fifth of shares entitled to vote are attending. Abstentions and broker non-votes will be included in the calculation of the number of Fiat Industrial ordinary shares represented at the extraordinary general meeting for purposes of determining whether a quorum has been achieved. At an extraordinary general meeting of the Fiat Industrial shareholders, resolutions are adopted with the favorable vote of at least two-thirds of the shares represented at such extraordinary general meeting. Failures to vote, votes to abstain and broker non-votes will have the same effect as votes “AGAINST” the proposal to approve the merger agreement. As of March 1, 2013, Exor owned 30.01% of Fiat Industrial’s share capital, and Fiat owned approximately 2.8% of Fiat Industrial’s share capital. Exor has entered into a voting agreement with CNH, dated December 11, 2012, whereby it agreed to vote in favor of the Merger. As of March 1, 2013, Exor also owned approximately 30.05% of Fiat.

Q: When will the extraordinary general meeting of the CNH shareholders be considered regularly convened and the resolutions at such extraordinary general meeting validly adopted?

A: No quorum requirements apply to the extraordinary general meeting of the CNH shareholders. At an extraordinary general meeting of the CNH shareholders, resolutions are adopted with the favorable vote of a majority of the votes validly cast. Abstentions and broker non-votes will NOT be counted as votes “IN FAVOR” of the proposal. However, in accordance with Dutch law, if less than one-half of the shares entitled to vote at the extraordinary general meeting of the CNH shareholders are present or represented, the resolution to approve the merger must be adopted with a majority of two-thirds of the votes validly cast.

As of [—], 2013, FNH, a wholly-owned subsidiary of Fiat Industrial, owned approximately 87% of the authorized and issued common shares of CNH. Fiat Industrial has agreed to vote, or, in its capacity as the sole shareholder of FNH, to cause FNH to vote, all its CNH common shares in favor of the Merger. As a result, the resolutions of the extraordinary general meeting of the CNH shareholders are certain to pass.

(xi)

Q: How do I vote my Fiat Industrial ordinary shares that are registered in my name?

A: If Fiat Industrial ordinary shares are registered in your name as of the Fiat Industrial share record date and the authorized intermediary with whom your Fiat Industrial ordinary shares are deposited provides Fiat Industrial with the necessary communication, you may attend the extraordinary general meeting of the Fiat Industrial shareholders and vote in person. Anyone becoming a Fiat Industrial shareholder subsequent to the Fiat Industrial share record date will not be entitled to attend or vote at the extraordinary general meeting of the Fiat Industrial shareholders. As provided by law, if you are entitled to attend the extraordinary general meeting of the Fiat Industrial shareholders, you may appoint a proxy in writing, using the proxy form provided on Fiat Industrial’s website (www.fiatindustrial.com/InvestorRelations/ShareholderInfo/ShareholderMeetings).

Fiat Industrial has designated [Servizio Titoli S.p.A.] as the representative, pursuant to Article 135-undecies of Italian Legislative Decree 58/98, upon whom holders of voting rights may, by [—], 2013 ([Central European Time]), confer therein proxy and instruct to vote on all or some of the motions on the agenda. [Servizio Titoli S.p.A.] must be appointed proxy in accordance with the instructions and using the proxy form provided on Fiat Industrial’s website (as indicated above). Details on how to communicate appointment of a proxy to Fiat Industrial electronically are also provided. Proxies are only valid for motions where instructions have been given.

No voting materials will be mailed to you. In order to vote your Fiat Industrial ordinary shares at the extraordinary general meeting of the Fiat Industrial shareholders, you must either attend the extraordinary general meeting and vote in person or confer your proxy upon [Servizio Titoli S.p.A.] by [—], 2013 as directed above.

Q: How do I vote my CNH common shares that are registered in my name?

A: If CNH common shares are registered in your name as of the CNH share record date, you may attend the extraordinary general meeting of the CNH shareholders and vote in person. Anyone becoming a CNH shareholder subsequent to the CNH share record date will not be entitled to attend or vote at the extraordinary general meeting of the CNH shareholders. If you are entitled to attend the extraordinary general meeting of the CNH shareholders, you may appoint a proxy in writing, using the proxy form provided at [—].

CNH has designated [—] as the representative, upon whom holders of voting rights may, by [—], 2013 ([Central European Time]), confer therein proxy and instruct to vote on all or some of the motions on the agenda. [—] must be appointed proxy in accordance with the instructions and using the proxy form provided on CNH’s website (http://www.cnh.com/investors). Details on how to communicate appointment of a proxy to CNH electronically are also provided. Proxies are only valid for motions where instructions have been given.

No voting materials will be mailed to you. In order to vote your CNH common shares at the extraordinary general meeting of the CNH shareholders, you must either attend the extraordinary general meeting and vote in person or confer your proxy upon [—] by [—], 2013 as directed above.

Q: If my Fiat Industrial ordinary shares and/or CNH common shares are held through a bank or a broker (e.g., in “street name”), will my bank or broker vote my shares for me?

A: If you are a beneficial owner and your Fiat Industrial ordinary shares and/or CNH common shares are held through a bank or broker or a custodian (e.g., in “street name”), you will receive or should seek information from the bank, broker or custodian holding your shares concerning how to instruct your bank, broker or custodian as to how to vote your shares. Alternatively, if you wish to vote in person then you need to:

•	obtain a proxy from your bank, broker or other custodian authorizing you to vote the Fiat Industrial ordinary shares and/or CNH common shares held for you by that bank, broker or custodian; or

•	become a registered Fiat Industrial shareholder and/or CNH shareholder no later than the Fiat Industrial share record date or the CNH share record date, respectively.

(xii)

Q: Will I have to pay brokerage commissions in connection with the exchange of my Fiat Industrial ordinary shares or CNH common shares?

A: You will not have to pay brokerage commissions as a result of the exchange of your Fiat Industrial ordinary shares and/or CNH common shares into DutchCo common shares in connection with the Merger if your Fiat Industrial ordinary shares and/or CNH common shares are registered in your name in the share register of Fiat Industrial or CNH, as applicable. If your Fiat Industrial ordinary shares and/or CNH common shares are held through a bank or broker or a custodian linked to a stock exchange, you should consult with such bank, broker or custodian as to whether or not such bank, broker or custodian may charge any transaction fee or service charge in connection with the exchange of shares in connection with the Merger.

Q: How can I attend the extraordinary general meeting of the Fiat Industrial shareholders and/or the extraordinary general meeting of the CNH shareholders in person?

A: The extraordinary general meeting of the Fiat Industrial shareholders will be held on [—], 2013, beginning at [—] (Central European Time), at [Centro Congressi Lingotto, 280 Via Nizza, Turin]. If you are a Fiat Industrial shareholder and you wish to attend the extraordinary general meeting of the Fiat Industrial shareholders in person you must [request the authorized intermediary with whom your Fiat Industrial ordinary shares are deposited to deliver to Fiat Industrial the communication certifying that the Fiat Industrial ordinary shares are registered in your name as of the Fiat Industrial share record date].

The extraordinary general meeting of the CNH shareholders will be held on [—], 2013, beginning at [—] (Central European Time), at Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands. If you are a CNH shareholder and you wish to attend the extraordinary general meeting of the CNH shareholders in person you must (i) if you are a holder of registered shares, be registered on [the 28th day prior to the CNH EGM], 2013 in the manner as set out in the letter of notification that will be sent to you by [—]; or (ii) if you are a holder of shares through an intermediary bank or broker, be registered with [—] on [the 28th day prior to the CNH EGM], 2013 and request the authorized intermediary with whom your CNH common shares are deposited to deliver to [—] the communication certifying that the CNH common shares are registered in your name as of the CNH share record date.

Stockholders owning shares through CNH employee plans will receive separate voting instructions from an intermediary appointed by CNH.

Q: Do any of Fiat Industrial’s or CNH’s directors or executive officers have interests in the Merger that may differ from those of other shareholders?

A: Yes. Some of Fiat Industrial’s and CNH’s directors or executive officers have interests in the Merger that may differ from, or be in addition to, those of other shareholders, including: economic benefits for certain directors and officers of Fiat Industrial and CNH, who currently own CNH common shares, the appointment of certain executive officers of Fiat Industrial or CNH as officers of DutchCo, the appointment of certain directors of Fiat Industrial or CNH as directors of DutchCo, the indemnification of former directors and executive officers of Fiat Industrial and CNH by DutchCo, and the interests certain executive officers of Fiat Industrial or CNH have by reason of their respective employment agreements. Please see “The CNH Extraordinary General Meeting—Interests in the Transaction” and “The Fiat Industrial Extraordinary General Meeting—Interests in the Transaction” for a more detailed discussion of how some of Fiat Industrial’s and CNH’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Fiat Industrial and CNH’s other shareholders generally.

(xiii)

Q: How will Fiat Industrial’s directors and executive officers vote at the extraordinary general meeting of Fiat Industrial shareholders on the resolution to approve the Merger and related matters?

A: Fiat Industrial currently expects that all directors and executive officers who beneficially own Fiat Industrial ordinary shares will vote all of their Fiat Industrial ordinary shares (representing approximately 0.27% of the outstanding Fiat Industrial ordinary shares, without taking into consideration Fiat Industrial share grants granted to the directors and executive officers) in favor of approval of the resolution to approve the merger plan and related matters.

Q: How will CNH’s directors and executive officers vote at the extraordinary general meeting of CNH shareholders on the resolution to approve the merger plan and related matters?

A: CNH currently expects that all directors and executive officers who beneficially own CNH common shares will vote all of their CNH common shares (representing approximately 0.06% of the outstanding CNH common shares, without taking into consideration CNH share options and grants granted to the directors and executive officers) in favor of approval of the resolution to approve the merger plan and related matters.

Q: What proportion of the CNH common shares does Fiat Industrial own and will Fiat Industrial vote to approve the Merger and related matters?

A: Fiat Industrial currently owns, through its wholly-owned subsidiary FNH, approximately 87% of the outstanding CNH common shares and Fiat Industrial has agreed to vote, or, in its capacity of sole shareholder of FNH to cause FNH to vote, all its CNH common shares in favor of the approval of the Merger and related matters at the extraordinary general meeting of the CNH shareholders.

Q: What do I need to do now?

A: VOTING: You are urged to carefully read this prospectus, including its annexes and the documents incorporated by reference into this prospectus. You may also want to review the documents referenced under “Where You Can Find More Information” and consult with your accounting, legal and tax advisors. Once you have considered all relevant information, you are encouraged to vote in person, by proxy, or by instructing your broker, so that your Fiat Industrial ordinary shares and/or CNH common shares are represented and voted at the applicable extraordinary general meeting.

If you hold your Fiat Industrial ordinary shares and/or CNH common shares in “street name” through a broker or custodian, you must instruct your broker or custodian as to how to vote your Fiat Industrial ordinary shares and/or CNH common shares using the instructions provided to you by your broker or custodian.

(xiv)

Q: Who can help answer my questions?

A: If you have any further questions about the Merger or if you need additional copies of this prospectus, you can contact:

Fiat Industrial S.p.A.

Investor Relations

Via Nizza, 250

10126 Torino, Italy

Tel: +39 011 00 62186

Fax: +39 011 00 61346

Email: investor.relations@fiatindustrial.com

CNH Global N.V.

Investor Relations

6900 Veterans Boulevard

Burr Ridge, Illinois 60527

United States of America

Tel: (630) 887-2233 (press “0” for Investor Relations)

Fax: (630) 887-3890

Email: investorrelations@cnh.com

Q: Where can I find more information about the companies?

A: You can find more information about DutchCo, Fiat Industrial and CNH in the documents described under “Where You Can Find More Information.”

(xv)

CERTAIN DEFINED TERMS

In this prospectus, references to “Fiat Industrial” mean Fiat Industrial S.p.A. or Fiat Industrial S.p.A. together with its consolidated subsidiaries (including CNH), as the context may require. References to “CNH” mean CNH Global N.V. or CNH Global N.V. together with its consolidated subsidiaries, as the context may require. References to “DutchCo” mean FI CBM Holdings N.V. or FI CBM Holdings N.V. together with its subsidiaries, as the context may require. References to “FNH” mean Fiat Netherlands Holding N.V. or Fiat Netherlands Holding N.V. together with its consolidated subsidiaries (including CNH), as the context may require. Unless the context requires otherwise, references to “Iveco” and to “FPT Industrial” are to Iveco S.p.A. together with its consolidated subsidiaries and affiliates included in the Iveco business and to FPT Industrial S.p.A. and its consolidated subsidiaries and affiliates included in the FPT Industrial business, respectively.

NOTE ON PRESENTATION

Throughout this prospectus, unless otherwise stated, discussions of Fiat Industrial’s financial information include CNH together with its consolidated subsidiaries.

The financial information of Fiat Industrial is presented in Euro except that in some instances a translation into U.S. dollars is provided for the convenience of the reader. This prospectus includes the consolidated financial statements of Fiat Industrial (including CNH) for the years ended December 31, 2012 and 2011 and the combined financial statements for the year ended December 31, 2010 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), (the “Fiat Industrial Financial Statements”).

The Fiat Industrial financial statements as of and for the year ended December 31, 2010 are combined financial statements and have been prepared by combining the assets and liabilities, cash flows and results of operations of the Fiat Group which were the object of a demerger from the Fiat Group (now forming the Group) effective January 1, 2011. The combination was based on the historical data included in the consolidated financial statements of the Fiat Group for the aforementioned year. Had the combined companies actually operated as a single group separate from the Fiat Group in the year ended December 31, 2010, the actual results of operations, cash flows and assets and liabilities would not necessarily have been the same as those presented here. For further discussion related to the basis of preparation of the Fiat Industrial financial statements please refer to “Method of preparation of financial information for 2010” in the Notes to the Fiat Industrial Financial Statements.

The financial information of CNH on a standalone basis is reported pursuant to U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and is presented in U.S. dollars. Financial information for the years ended December 31, 2012, 2011 and 2010 has been derived from the audited financial statements of CNH for the years ended December 31, 2012, 2011 and 2010 (the “CNH Consolidated Financial Statements”) as included in the CNH 2012 Form 20-F, which is incorporated by reference in this prospectus.

CNH’s financial and operating information that is presented in this prospectus as part of Fiat Industrial’s segmental discussion is presented in accordance with IFRS. Accordingly, that information is not necessarily comparable to the operating and financial information relating to CNH on a standalone basis that is included in this prospectus and presented in U.S. GAAP.

MARKET AND INDUSTRY INFORMATION

The market share and other industry and market data discussed in this prospectus were derived from or based upon a variety of third-party and internal sources believed to be reliable. In particular:

•

CNH’s market share estimates are generally based on retail unit sales in North America; equipment registrations in most of Europe, in Brazil and in other markets; customer/dealer sales data collected by central information bureaus appointed by manufacturers’ associations, including the Association of Equipment Manufacturers in North America, the Committee for European Construction Equipment in Europe, the Associação Nacional dos Fabricantes de Veículos Automotores in Brazil, the Japanese Construction Equipment Manufacturers’ Association in Japan and the Korea Construction Equipment Manufacturers’ Association in Korea; and other data collected by independent research firms. Not all agricultural/construction equipment sales are registered, and data could therefore underestimate actual retail industry unit sales, particularly for China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil and other countries where deliveries are not officially registered. In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated in making any adjustments to the shipment, delivery, sale, or registration data to determine estimates of retail unit data in any period.

•

Information relating to the trucks and commercial vehicles markets and Iveco’s market position has been taken from several official, non-official and internal sources which the management of Fiat Industrial considers to be reliable, as well as elaborations of such data and internal estimates. The third-party sources used include: the European Automobile Manufacturers’ Association, Brazil—Associação Nacional dos Fabricantes de Veículos Automotores, Italy—Ministero delle Infrastrutture e dei Trasporti, France—Association Auxiliarie des Automobiles, Germany—Kraftfahrzeug Bundesamt, Spain—Dirección General de Tráfico and the United Kingdom—Society of Motor Manufacturers and Traders.

Industry publications generally state that although the information they contain has been obtained from sources believed to be reliable, the accuracy and completeness of such information is not guaranteed. Industry and market information used for the purposes of this prospectus has not been independently verified and, as such, DutchCo, Fiat Industrial or CNH are unable to guarantee its accuracy or completeness. This prospectus also contains statements regarding the industries of Fiat Industrial and CNH and their relative competitive position in these industries that are not based on published statistical data or information obtained from independent third parties, but are internal estimates based on Fiat Industrial or CNH’s experience and their own investigation of market conditions. None of its internal surveys or information has been independently verified. As a result, DutchCo, Fiat Industrial or CNH are unable to guarantee their accuracy or completeness.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus or in documents incorporated by reference herein, particularly those regarding possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth of Fiat Industrial and CNH, industry growth and other trends and projections, and those regarding synergistic benefits of the Merger and estimated company earnings, particularly those set forth under “Recent Developments”, “The Merger—Reasons for the Merger—Fiat Industrial”, “The Merger—Recommendation of the CNH Special Committee and the CNH Board of Directors; CNH’s Reason for the Proposed Transaction”, “The Merger—Opinions of the Financial Advisors to the Special Committee of CNH”, and “The Merger—Recommendation of the Board of Directors of Fiat Industrial” are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “believe”, “plan”, “target” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of CNH and Fiat Industrial with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially. These factors include, without limitation:

•	future levels of industry product supply, demand and pricing;

•	political stability and economic growth in areas where the Group operates;

•	government farm programs;

•	commodities prices;

•	housing starts and other construction activity;

•

changes in governmental policies regarding banking, monetary and fiscal policies, particularly those which affect capital goods-related issues, such as agriculture, the environment, trade and commerce and infrastructure development;

•	production difficulties, including capacity and supply constraints and excess inventory levels;

•	labor relations;

•	development and use of new technology and technological difficulties;

•	interest rates and currency exchange rates;

•	inflation and deflation;

•	energy prices;

•	weather, floods, earthquakes and other natural disasters;

•	the ability to compete successfully for customers and dealers and the actions of competitors;

•	changes in Fiat Industrial or CNH’s credit ratings; and

•	other factors discussed elsewhere in this prospectus and in the documents incorporated by reference in this prospectus.

Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which Fiat Industrial and CNH operate, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this prospectus are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. None of Fiat Industrial and CNH undertake an obligation to update or revise publicly any forward-looking statements.

Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section “Risk Factors” of this prospectus.

SUMMARY

This summary highlights selected information from this prospectus and might not contain all of the information that is important to you. You should read carefully the entire prospectus, including the Appendices, and the other documents which are incorporated by reference in this prospectus and to which this prospectus refers to understand fully the Merger and the related transactions.

Fiat Industrial

Fiat Industrial is a leading global capital goods company engaged in the design, production, marketing, sale and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialized vehicles for firefighting, defense and other uses, as well as engines and transmissions for those vehicles and engines for marine and power generation applications. Fiat Industrial has industrial and financial services activities in approximately 190 countries around the world. Fiat Industrial had net revenues of €25,785 million ($34,000 million) in the year ended December 31, 2012 and had 68,257 employees as of December 31, 2012.

Fiat Industrial was formed through the demerger (the “Demerger”) of the agricultural and construction equipment and trucks and commercial vehicles activities previously conducted by Fiat S.p.A. (“Fiat”), as well as the “Industrial & Marine” business line of Fiat’s FPT powertrain technologies segment, which was effective on January 1, 2011.

Throughout the periods for which Fiat Industrial’s financial statements have been presented in this prospectus, Fiat Industrial’s business has been organized into the following segments:

•

Agricultural and Construction Equipment, operated through CNH, producing agricultural equipment such as tractors and combine harvesters under the Case IH, New Holland and Steyr brands, and construction equipment such as excavators, wheel loaders and backhoes under the Case Construction, New Holland Construction and, through December 31, 2012, Kobelco brands. CNH also provides financial products and services to its customers and dealers. Fiat Industrial refers to this segment as the CNH segment.

•

Trucks and Commercial Vehicles, operated through Iveco, offering a range of commercial vehicles under the Iveco brand, buses under the Iveco Irisbus brand and firefighting and special purpose vehicles under the Iveco, Astra and Magirus brands. Iveco also provides financial products and services to its customers and dealers. Fiat Industrial refers to this segment as the Iveco segment.

•

FPT Industrial, producing engines and transmissions for commercial vehicles, industrial applications, agricultural and construction equipment and marine applications. Fiat Industrial refers to this segment as the FPT Industrial segment.

Net revenues for Fiat Industrial by segment in the years ended December 31, 2012, 2011 and 2010 were as follows:

	Year ended December 31,
(€ million)	2012	2011	2010
Agricultural and Construction Equipment (CNH)	16,056	13,896	11,906
Trucks and Commercial Vehicles (Iveco)	8,924	9,562	8,307
FPT Industrial	2,933	3,220	2,415
Eliminations and Other	(2,128)	(2,389)	(1,286)

Total Net Revenues	25,785	24,289	21,342

As of March 1, 2013, Exor owned approximately 30.01% of Fiat Industrial’s share capital and Fiat owned approximately 2.8% of Fiat Industrial’s share capital. Exor has entered into a voting agreement with CNH, dated December 11, 2012, whereby it agreed to vote in favor of the Merger. As of March 1, 2013, Exor also owned approximately 30.05% of Fiat. For more information regarding Fiat Industrial’s relationship with Exor, see “Major Shareholders of Fiat Industrial and CNH—The Relationship Between Fiat Industrial and Exor.” As of March 1, 2013, Fiat Industrial’s directors, executive officers and their affiliates owned approximately 0.27% of Fiat Industrial’s share capital.

Fiat Industrial’s principal executive offices are located at Via Nizza 250, 10126, Turin, Italy. Its telephone number is +39 0110 061111.

CNH

CNH is a global agricultural and construction equipment company, with strong and often leading positions in many significant geographic and product categories in both of these industries. CNH’s global scope and scale include integrated engineering, manufacturing, marketing and distribution of equipment on five continents. CNH organizes its operations into three businesses: agricultural equipment, construction equipment and financial services.

CNH markets its products globally through two recognized brand families, Case and New Holland. As of December 31, 2012, CNH manufactured its products in 37 facilities throughout the world and distributed its products in approximately 170 countries through a network of approximately 11,500 dealers and distributors.

As of March 1, 2013, FNH, a wholly-owned subsidiary of Fiat Industrial, owned approximately 87% of the authorized and issued common shares of CNH. For more information regarding CNH’s relationship with Fiat Industrial, see “Major Shareholders of Fiat Industrial and CNH—The Relationship Between CNH and Fiat Industrial.” As of March 1, 2013, CNH’s directors, executive officers and their affiliates owned approximately 0.06% of CNH’s share capital.

CNH’s principal executive offices are located at 6900 Veterans Boulevard, Burr Ridge, Illinois 60527. Its telephone number is +1 630-887-2233.

DutchCo

DutchCo was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on November 23, 2012 for the purpose of facilitating the closing of the Merger. Following effectiveness of the Merger, DutchCo will be the successor entity to Fiat Industrial and CNH. The principal executive offices of DutchCo are currently located at Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom. Its telephone number is +44 1268 533000.

Summary of the Terms and Conditions of the Merger

The terms and conditions of the Merger are set forth in the merger agreement entered into by Fiat Industrial, FNH, CNH and DutchCo on November 25, 2012, a copy of which is attached to this prospectus. You should read the merger agreement carefully as it is a legal document that governs the terms of the Merger.

If the Merger is approved by the requisite votes of the Fiat Industrial shareholders and the CNH shareholders, Fiat Industrial and CNH will each be merged into DutchCo. Prior to the Merger, FNH will be merged into Fiat Industrial. On effectiveness of the Merger, each of CNH and Fiat Industrial will cease to exist as separate legal entities and DutchCo will succeed to all of the assets and liabilities of each of CNH and Fiat Industrial.

The three mergers will be carried out as follows:

(i)	a cross-border merger of FNH, a company incorporated under Dutch law, as merging entity, and Fiat Industrial, a company incorporated under Italian law, as surviving entity, prior to the Merger (the “FNH Merger”);

(ii)	a cross-border reverse merger of Fiat Industrial, a company incorporated under Italian law, as merging entity, and DutchCo, a company incorporated under Dutch law, as surviving entity (the “FI Merger”); and

(iii)	a domestic Dutch merger of CNH, as merging entity, and DutchCo, as surviving entity (the “CNH Merger”).

The closing of the FI Merger shall take place at a date and time to be specified by the parties, referred to as the “closing date”, which shall be no later than the third business day after satisfaction or (to the extent permitted by applicable law) waiver of the closing conditions described in “The Merger Agreement and Merger Plans—Closing Conditions.” The FI Merger shall be effective at midnight (Central European Time) on the closing date and the CNH Merger shall follow the FI Merger and become effective at midnight (Central European Time) on the business day immediately following the closing date.

Merger Consideration

If the Merger is completed, the CNH shareholders and the Fiat Industrial shareholders will receive:

•	3.828 DutchCo common shares for each one (1) CNH common share that they hold (the “CNH exchange ratio”); and

•	One (1) DutchCo common share for each one (1) Fiat Industrial ordinary share that they hold (the “Fiat Industrial exchange ratio”).

In addition, as contemplated by the merger agreement, CNH paid a cash dividend of $10.00 per CNH common share to the CNH minority shareholders on December 28, 2012. The payment of the CNH Dividend was not contingent on the Merger closing and cannot be withdrawn, reclaimed or otherwise clawed back from the CNH minority shareholders if the merger agreement is terminated.

Conditions

The obligation of each party to effect the Merger is subject to certain closing conditions that are not yet satisfied at the date of this prospectus, including:

•	approval of the FI Merger by the Fiat Industrial shareholders and approval of the CNH Merger by the CNH shareholders;

•	approval from the New York Stock Exchange, or NYSE, for listing of the DutchCo common shares, subject only to the official notice of issuance;

•	no injunctions or restraints of a governmental entity of competent jurisdiction that prohibit or make illegal the consummation of the Merger;

•

the amount of cash to be paid to Fiat Industrial shareholders in connection with the exercise by such shareholders of cash exit rights under Italian law and to creditors of Fiat Industrial pursuant to creditor opposition rights proceeding under Italian law, not exceeding in the aggregate €325 million;

•	the expiration or termination of the 60-day creditor claims period for creditors of Fiat Industrial under Italian law; and

•	the delivery of U.S. tax opinions to each of CNH and Fiat Industrial.

The obligations of each party to effect the Merger was also subject to certain conditions which have been satisfied as of the date of this prospectus.

In addition, the obligation of CNH to effect the merger of CNH with and into DutchCo is subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of Fiat Industrial in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date, with certain representations and warranties subject to a materiality or material adverse effect exception;

•	Fiat Industrial having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date; and

•	there shall not have occurred any material adverse effect on Fiat Industrial and its subsidiaries, excluding CNH and CNH’s subsidiaries, taken as a whole.

The obligation of Fiat Industrial to effect the merger of Fiat Industrial with and into DutchCo is subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of CNH in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date, with certain representations and warranties subject to a materiality or a material adverse effect exception;

•	CNH having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date; and

•	there shall not have occurred any material adverse effect on CNH and its subsidiaries taken as a whole.

Termination of the Merger Agreement

Fiat Industrial and CNH may agree to terminate the merger agreement at any time by mutual written consent. Either of them can also terminate the merger agreement under certain circumstances described under “The Merger Agreement and Merger Plans”, including in the event that the conditions precedent to closing are not satisfied or waived by October 31, 2013.

Recommendation of the Boards of Directors of Fiat Industrial and CNH

Fiat Industrial’s Board of Directors, having received extensive legal and financial advice, and having given due and careful consideration to the strategic and financial aspects and consequences of the proposed Merger, at a meeting held on November 25, 2012, unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The Board of Directors of Fiat Industrial also determined that, taking into account the current circumstances, the Merger, the merger agreement and the transactions contemplated by the merger agreement are fair to the Fiat Industrial shareholders from a financial point of view and are in the best interest of Fiat Industrial and fair to the Fiat Industrial shareholders. On February 21, 2013, Fiat Industrial’s Board of Directors unanimously resolved upon the approval of the merger plan and the relevant documents. Accordingly, Fiat Industrial’s Board of Directors supports and unanimously recommends the Merger and recommends that Fiat Industrial stockholders vote “FOR” adoption and approval of the merger plan and the transactions contemplated by the merger plan.

In considering the recommendation of the Board of Directors of Fiat Industrial with respect to voting “FOR” adoption and approval of the merger plan, you should be aware that certain members of the Board of Directors of Fiat Industrial and executive officers of Fiat Industrial may have interests in the Merger which are different from, or in addition to, your interests. The Board of Directors of Fiat Industrial was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the Merger and in recommending that the Fiat Industrial stockholders vote “FOR” adoption and approval of the merger plan. For a discussion of these interests, see “The CNH Extraordinary General Meeting—Interests in the Transaction” and “The Fiat Industrial Extraordinary General Meeting—Interests in the Transaction.”

The unconflicted members of CNH’s Board of Directors, having received legal and financial advice, and having considered the strategic and financial aspects and consequences of the proposed Merger, at a meeting held on November 25, 2012, upon recommendation of the Special Committee of unconflicted CNH directors formed in June 2012 and consisting of Mr. Thomas Colligan, Dr. Edward A. Hiler, Mr. Kenneth Lipper, Dr. Rolf M. Jeker and Mr. Jacques Theurillat, unanimously approved the merger agreement and the transactions contemplated by the merger agreement. These directors also determined that, taking account of the current circumstances, the Merger, the merger agreement and the transactions contemplated by the merger agreement were advisable, fair to and in the best interests of CNH and all of its stakeholders (including its shareholders and the business it operates). On February 25, 2013 CNH’s Board of Directors met. At such meeting the unconflicted members of CNH’s board unanimously approved the merger plan and related documents. Accordingly, CNH’s Board of Directors, acting through its unconflicted directors, supports and unanimously recommends the Merger and recommends that CNH shareholders vote “FOR” adoption and approval of the merger plan and the transactions contemplated by the merger plan.

Accounting Treatment

CNH prepares its consolidated financial statements in accordance with U.S. GAAP. Fiat Industrial prepares its consolidated financial statements in accordance with IFRS. Immediately following the Merger, DutchCo will prepare its consolidated financial statements in accordance with IFRS; however, in order to promote comparability with its North American-based capital goods peers, DutchCo expects to publish consolidated financial statements in accordance with U.S. GAAP in the future. Under IFRS, the Merger consists of a reorganization of existing legal entities, that does not give rise to any change of control, and therefore is outside the scope of application of IFRS 3—Business Combinations. Accordingly, it will be accounted for as an equity transaction at the existing carrying amounts. Any difference between the fair value of the newly-issued shares in DutchCo and the carrying value of the non-controlling interests attributable to the minority shareholders of CNH will also be recorded as an equity transaction.

Comparison of Shareholder Rights

For a comparison of the rights of shareholders of Fiat Industrial, CNH and DutchCo please see “Comparison of Rights of Shareholders of Fiat Industrial, CNH and DutchCo.”

Regulatory Filings and Approvals Necessary to Complete the Merger

Other than the approval of the DutchCo common shares for listing on the NYSE, subject to the notice of issuance, no further regulatory filings or approvals will be required for the effectiveness of the Merger.

Shareholding Structure

The chart below shows the shareholding structure of DutchCo immediately following the Merger:

The percentages of ownership shown above are based on the numbers of Fiat Industrial ordinary shares and CNH common shares outstanding as of the date hereof. Those numbers of outstanding shares may change prior to the record date of the Merger as a result of the issuance of shares pursuant to employee stock compensation plans and the exercise of cash exit rights by Fiat Industrial shareholders, but the percentages indicated above are not expected to change significantly. Immediately following the Merger, Exor will own approximately 27% of the DutchCo common shares. In addition, immediately following the Merger, Fiat S.p.A. will own approximately 2.6% of the DutchCo common shares. Exor currently controls Fiat S.p.A. through its 30.05% shareholding interest.

As a result of the loyalty voting mechanism, the voting power in DutchCo will depend on the number of special voting shares that will be issued by DutchCo. If Exor elected to participate in the loyalty voting structure with respect to all of the DutchCo common shares it will be entitled to receive upon completion of the Merger, and no other shareholder elected to participate in the loyalty voting structure, Exor’s voting power in DutchCo immediately following completion of the Merger could be as high as approximately 43%. The voting power in DutchCo immediately following the Merger will depend on the elections for special voting shares that eligible Fiat Industrial shareholders and CNH shareholders will make following the relevant extraordinary shareholders meeting.

Summary Historical Financial Data

Fiat Industrial

The following Fiat Industrial selected financial data at December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, have been derived from the Fiat Industrial Financial Statements, included elsewhere in this prospectus. These data should be read in conjunction with “Management Discussion and Analysis of Financial Condition and Results of Operations of Fiat Industrial” and are qualified in their entirety by reference to the Fiat Industrial Financial Statements included elsewhere in this prospectus. Financial data as of December 31, 2010 and 2009 and for the year ended December 31, 2009 has been derived from previously prepared audited combined financial statements for Fiat Industrial which are not included herein.

Fiat Industrial publishes its financial statements in Euro (“€”), the official common currency of certain Member States of the European Union (the “EU”), including Italy. In this prospectus, references to “dollars”, “U.S. $” or “$” are to United States dollars. Fiat Industrial amounts stated in dollars, unless otherwise indicated, have been translated from Euro at an assumed rate solely for convenience and should not be construed as representations that the Euro amounts actually represent such dollar amounts or could be converted into dollars at the rate indicated. Unless otherwise indicated, such dollar amounts have been translated from Euro at the 12:00 noon buying rate in the city of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on December 31, 2012 (the last business day of 2012) of $1.3186 per €1.00. Such rate may differ from the actual rates Fiat Industrial used in preparing the Fiat Industrial Financial Statements included elsewhere in this prospectus and dollar amounts used in this prospectus may differ from the actual dollar amounts that were translated into Euro in the preparation of Fiat Industrial’s financial statements. For information regarding recent rates of exchange between Euro and dollars, see “Exchange Rates.”

Income Statement Data

	Year ended December 31,
	2012	2012	2011	2010 (*)	2009 (*)
	(in millions of dollars except per share data)	(in millions of Euro except per share data)
Net revenues	34,000	25,785	24,289	21,342	17,968
Trading profit/(loss)	2,741	2,079	1,686	1,092	322
Operating profit/(loss)	2,455	1,862	1,629	1,017	(19)
Profit/(loss) for the period	1,214	921	701	378	(503)
Profit/(loss) attributable to:
Owners of the parent	1,068	810	624	341	(464)
Non-controlling interests	146	111	77	37	(39)

Basic and diluted earnings/(loss) per ordinary share (1)	0.874	0.663	0.487	0.265	(0.364)
Basic and diluted earnings/(loss) per preference share (1)		—	0.487	0.265	(0.364)
Basic and diluted earnings/(loss) per savings share (1)		—	0.533	0.311	(0.364)

(1)	For additional information on the calculation of basic and diluted earnings per share, see Note 13 to the Fiat Industrial Annual Financial Statements included elsewhere in this prospectus.
(*)	The figures for 2010 and 2009 have been prepared in accordance with the paragraph “Method of preparation of financial information for 2010”, included in the Fiat Industrial Annual Financial Statements included elsewhere in this prospectus. Financial information for 2008 is not available; see “Selected Financial Information.”

Statement of Financial Position Data

	At December 31,
	2012	2012	2011	2010 (*)	2009 (*)
	(in millions of dollars)		(in millions of Euro)
Total assets	51,342	38,937	38,643	34,921	30,919
Total equity	7,545	5,722	5,411	4,744	5,791
Issued capital and reserves attributable to owners of the parent	6,507	4,935	4,555	3,987	5,073
Non-controlling interests	1,038	787	856	757	718
Share capital (1)	2,530	1,919	1,913	—	—

(1)	Share capital is a component of Total equity. Following the conversion of the Fiat Industrial preference and savings shares into common shares, effective from May 21, 2012, the Share capital amounts to €1,919,433,144.74 and consists of 1,222,568,882 shares with a nominal value of €1.57, as described in Note 24 to the Fiat Industrial Financial Statements included elsewhere in this prospectus.
(*)	The figures for 2010 and 2009 have been prepared in accordance with the paragraph “Method of preparation of financial information for 2010” in the Notes to the Fiat Industrial Financial Statements included elsewhere in this prospectus. Financial information for 2008 is not available; see “Selected Financial Information.”

Dividend Data

The following tables show the amount of dividends that the Board of Directors of Fiat Industrial at a meeting held on February 21, 2013 proposed to pay to Fiat Industrial shareholders in 2013, with respect to the 2012 fiscal year, and the amount of dividends paid to Fiat Industrial shareholders in 2012, with respect to the 2011 fiscal year. With respect to the 2010 fiscal year, no dividends were proposed or paid as they were paid by Fiat to its shareholders, as provided for by a demerger agreement of Fiat in favor of Fiat Industrial entered into by Fiat and Fiat Industrial with respect to the Demerger.

As of and for the Period Ended December 31, 2012
Dividends proposed per ordinary share (in Euro)	0.225
Shares issued (nominal value of €1.57 per share) (in number of shares) (1)	1,222,568,882
Total dividend (in Euro millions)	275.1

As of and for the Period Ended December 31, 2011
Dividends declared per share (in Euro)
Ordinary and preference	0.185
Savings	0.2315
Shares issued (nominal value of €1.50 per share) (in number of shares) (1)	1,275,532,595
Ordinary	1,092,327.485
Preference	103,292,310
Savings	79,912,800
Total dividend (in Euro millions)	239.7
Ordinary	202.1
Preference	19.1
Savings	18.5

(1)	Following the conversion of the Fiat Industrial preference and savings shares into common shares, effective from May 21, 2012, the Share capital amounts to €1,919,433,144.74 and consists of 1,222,568,882 shares with a nominal value of €1.57, as described in Note 24 to the Fiat Industrial Financial Statements included elsewhere in this prospectus.

CNH

The following selected consolidated financial data as of December 31, 2012 and 2011, and for each of the years ended December 31, 2012, 2011 and 2010 has been derived from and should be read in conjunction with the audited consolidated financial statements included in “Item 18. Financial Statements” of the CNH 2012 Form 20-F incorporated herein by reference. This data should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects” of the CNH 2012 Form 20-F, which is incorporated herein by reference. Financial data as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008 has been derived from previously published, audited consolidated financial statements which are not included herein.

The CNH Consolidated Financial Statements and the Notes have been prepared in accordance with the requirements of U.S. GAAP.

As of the beginning of 2010, CNH adopted new accounting guidance related to the accounting for transfers of financial assets and the consolidation of variable interest entities (“VIEs”). As a significant portion of CNH securitization trusts and facilities were no longer exempt from consolidation under the new guidance, CNH was required to consolidate the receivables and related liabilities. CNH recorded a $5.7 billion increase to assets and liabilities and equity upon the adoption of this new guidance on January 1, 2010. See Note 2 to the CNH Consolidated Financial Statements for the year ended December 31, 2011, for additional information on the adoption of this new accounting guidance.

As CNH adopted the guidance prospectively in 2010, the financial statements prepared for the year ended December 31, 2010 and for subsequent periods reflect the new accounting requirements, but the financial statements for periods ended on or before December 31, 2009 reflected the accounting guidance applicable during those periods. Therefore, 2012, 2011 and 2010 results and balances are not comparable to prior period results and balances. In addition, because CNH’s new securitization transactions that do not meet the requirements for derecognition under the new guidance are accounted for as secured borrowings rather than asset sales, the initial cash flows from these transactions are presented as cash flows from financing transactions in 2012, 2011 and 2010 rather than cash flows from operating or investing activities.

The following table contains CNH selected historical financial data as of the end of and for each of the years in the five-year period ended December 31, 2012.

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in millions of U.S. $, except per share data)
Consolidated Statement of Operations Data
Revenues:
Net sales	19,427	18,059	14,474	12,783	17,366
Finance and interest income	1,020	1,126	1,134	977	1,110

Total revenues	20,447	19,185	15,608	13,760	18,476

Net income (loss)	1,133	924	438	(222)	824

Net income (loss) attributable to CNH Global N.V.	1,142	939	452	(190)	825

Earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Basic earnings (loss) per share	4.68	3.92	1.90	(0.80)	3.48

Diluted earnings (loss) per share	4.68	3.91	1.89	(0.80)	3.47

Basic and diluted earnings per share attributable to CNH Global N.V. class B common shareholders	4.68	—	—	—	—

Cash dividends declared and paid per common share	10.00	—	—	—	0.50

	At December 31,
	2012	2011	2010	2009	2008
	(in millions of U.S. $ except per share data)
Consolidated Balance Sheet Data
Total assets	35,426	34,093	31,589	23,208	25,459

Short-term debt	3,797	4,072	3,863	1,972	3,480

Long-term debt, including current maturities	14,266	13,038	12,434	7,436	7,877

Common shares at €2.25 par value	77	603	599	595	595

Common shares B at €2.25 par value	533	—	—	—	—

Common shares outstanding	30	240	238	237	237

Common shares B outstanding	212	—	—	—	—

Equity	8,634	7,924	7,380	6,810	6,575

Comparative Per Share Data

The following table presents, for the year ended December 31, 2012, selected historical per share data of Fiat Industrial and CNH, as well as per share information reflecting the merger of Fiat Industrial and CNH into DutchCo as if the proposed Merger had occurred on January 1, 2012, referred to as “pro forma” information.

The pro forma information is provided for informational purposes only and is not necessarily an indication of the results that would have been achieved had the proposed Merger been completed as of the date indicated or that may be achieved by DutchCo in the future.

The CNH equivalent per share information shows the effect of the Merger from the perspective of an owner of CNH common shares. The information was computed by multiplying the DutchCo pro forma per share information by the exchange ratio of 3.828 DutchCo common shares for each CNH common share.

The Fiat Industrial equivalent per share information shows the effect of the Merger from the perspective of an owner of Fiat Industrial ordinary shares. The information was computed by multiplying the DutchCo pro forma per share information by the exchange ratio of one (1) DutchCo common share for each Fiat Industrial ordinary share.

The selected historical per share information of Fiat Industrial and CNH as of and for the year ended December 31, 2012 set forth below has been derived from the respective audited consolidated financial statements. You should read the information in this section together with the historical consolidated financial statements of Fiat Industrial and CNH, respectively, and accompanying notes for the period referred to above included or incorporated by reference into this prospectus.

	Year Ended December 31, 2012
	(in Euro)
	CNH Historical (U.S. GAAP)*		CNH Pro Forma Equivalent (DutchCo Pro Forma multiplied by 3.828)	Fiat Industrial Historical (IFRS)	Fiat Industrial Pro Forma Equivalent (DutchCo Pro Forma multiplied by 1)	DutchCo Pro Forma
Earnings per share	3.55	(1)	2.65	0.663	0.693	0.693
Cash dividends per share	7.58	(2)	0.785	0.225	0.205	0.205
Book value per share	27.00		16.13	4.037	4.214	4.214

(1)	Earnings per share attributable to both common shares and common shares B.
(2)	Special dividend distribution to CNH minority shareholders only, on December 28, 2012.
(*)	The CNH Historical earnings per share were prepared under U.S. GAAP, converted into Euro at the rate of 1.3186 U.S. dollars per Euro, the noon buying rate for Euro on December 31, 2012.

Comparative Per Share Market Price

The following table presents the last reported closing sale price per share of CNH common shares on the NYSE and Fiat Industrial ordinary shares on the MTA on April 4, 2012, the last full trading day prior to the first public announcement, on April 5, 2012, of a potential combination between Fiat Industrial and CNH. The table also sets forth the implied value of the merger consideration of DutchCo common shares per share of CNH common shares on this date, determined as the applicable closing sale price of Fiat Industrial ordinary shares on the MTA multiplied by the exchange ratio of 3.828. We urge you to obtain current market quotations for both Fiat Industrial ordinary shares and CNH common shares.

	CNH common stock (NYSE)		Fiat Industrial ordinary shares (MTA)*		Implied value of merger consideration of DutchCo common shares
April 4, 2012	U.S. $	39.65	U.S. $	9.96	U.S. $	38.14

*	Based on a closing sale price of €7.5903 and a 12:00 noon buying rate on April 4, 2012 of 1.3126 U.S. dollars for Euro.

In addition, as contemplated by the merger agreement, CNH paid a cash dividend of $10.00 per CNH common share to the CNH minority shareholders on December 28, 2012. The payment of the CNH Dividend was not contingent on the Merger closing and cannot be withdrawn, reclaimed or otherwise clawed back from the CNH minority shareholders if the merger agreement is terminated.

Directors’ and Senior Management’s Share Ownership of Fiat Industrial and CNH

As of March 1, 2013, the Fiat Industrial directors, executive officers and their affiliates held Fiat Industrial ordinary shares entitling them to approximately 0.27% of the vote of all Fiat Industrial ordinary shares. The vote required to approve the merger plan is two-thirds of the Fiat Industrial ordinary shares present and voting at the extraordinary general meeting of the Fiat Industrial shareholders, provided a quorum of one-fifth of Fiat Industrial’s issued share capital is present. As of March 1, 2013, the CNH directors, executive officers and their affiliates held CNH common shares entitling them to approximately 0.06% of the vote of all CNH common shares. FNH, a wholly-owned subsidiary of Fiat Industrial, holds CNH common shares representing the right to vote approximately 87% of the voting power of all CNH common shares. FNH has agreed to vote, and Fiat Industrial, in its capacity as sole shareholder of FNH, has agreed to cause FNH to vote, all its shares of CNH in favor of the Merger. The vote of CNH common shares required to approve the Merger is a majority of the CNH common shares present and voting at the extraordinary general meeting of the CNH shareholders, provided that at least one-half of the issued capital is present or represented at the extraordinary general meeting.

Dissenters’, Appraisal, Cash Exit or Similar Rights

CNH shareholders are not entitled to exercise dissenters’, appraisal, cash exit or similar rights in connection with the Merger.

Under Italian law, Fiat Industrial shareholders are entitled to cash exit rights because, as a result of the Merger, the registered office of the surviving company in the Merger, DutchCo, will be outside of Italy, Fiat

Industrial ordinary shares will be delisted from the MTA and the company resulting from the Merger, DutchCo, will be governed by the law of a country other than Italy. Cash exit rights may be exercised by Fiat Industrial shareholders who did not concur in the approval of the extraordinary general meeting’s resolution. The exercise of such cash exit rights will be effective subject to the Merger becoming effective. A Fiat Industrial shareholder who has voted in favor of the Merger may not exercise any cash exit right in relation to those shares that the relevant shareholder voted in favor of the Merger. A Fiat Industrial shareholder who properly exercises cash exit rights within 15 days of the date of registration of the extraordinary general meeting minutes with the Turin Companies’ Register will be entitled to receive an amount of cash equal to the average closing price per Fiat Industrial share for the 6-month period prior to the publication of the notice of call of the Fiat Industrial extraordinary general meeting. Pursuant to the merger agreement, if the amount of cash to be paid to Fiat Industrial shareholders in connection with the exercise by such shareholders of cash exit rights under Italian law and to creditors of Fiat Industrial pursuant to creditor opposition rights proceeding against Fiat Industrial under Italian law exceeds €325 million in the aggregate, a condition to closing of the Merger will not be satisfied.

The cash exit rights are described in more detail under “The Fiat Industrial Extraordinary General Meeting—Dissenters’, Appraisal, Cash Exit or Similar Rights.”

Summary of Tax Consequences

DutchCo believes that the CNH Merger and the FI Merger each constitutes for U.S. federal income tax purposes a “reorganization” within the meaning of Section 368(a) of the Code. Fiat Industrial and CNH expect to receive opinions from Sullivan & Cromwell LLP and McDermott Will & Emery LLP, respectively, to the effect that the CNH Merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. As a result, subject to certain exceptions, U.S. Shareholders (as defined in “Tax Consequences—Material U.S. Federal Income Tax Consequences” below) of Fiat Industrial or CNH will not be subject to U.S. federal income taxation on the exchange of CNH common shares or Fiat Industrial ordinary shares for DutchCo common shares, but such U.S. Shareholders will recognize gain or loss with respect to any cash received in lieu of fractional shares. For a further discussion of the material U.S. federal income tax consequences of the Merger and a discussion of the tax treatment of the ownership and disposition of DutchCo common shares, see “Tax Consequences—Material U.S. Federal Income Tax Consequences” below.

The Merger is not expected to result in a disposal of CNH common shares or Fiat Industrial ordinary shares for U.K. tax purposes, except to the extent of any cash received in lieu of fractional shares. See further the discussion at “Tax Consequences—Material U.K. Tax Consequences” below.

For shareholders subject to Dutch tax, the Merger will result in a disposal of their CNH common shares or Fiat Industrial ordinary shares for Dutch tax purposes. Roll-over relief may be available. Such roll-over relief will not apply to any cash received pursuant to the exercise of cash exit rights or in lieu of fractional shares. See further the discussion at “Tax Consequences—Material Dutch Tax Consequences” below.

Italian Shareholders of CNH and Fiat Industrial (as defined in “Tax Consequences—Material Italian Income Tax Consequences”) will generally not be subject to taxation on the exchange of CNH common shares or Fiat Industrial ordinary shares for DutchCo common shares, but such Italian Shareholders will generally recognize a gain or a loss with respect to any cash received in lieu of fractional shares. See further the discussion at “Tax Consequences—Material Italian Income Tax Consequences” below.

The tax consequences of the Merger for any particular shareholder will depend on the shareholder’s particular facts and circumstances. Moreover, the description above and elsewhere in this prospectus does not relate to the tax laws of any jurisdiction other than the U.S., the U.K., Italy and the Netherlands. Accordingly, shareholders are urged to consult their tax advisors to determine the tax consequences of the Merger to them in light of their particular circumstances, including the effect of any state, local or national law.

RISK FACTORS

Investing in DutchCo shares involves risks, some of which are related to the Merger. In considering the proposed Merger you should carefully consider the following information about these risks, as well as the other information included in or incorporated by reference into this prospectus, including the CNH 2012 Form 20-F and the extensive risk factors relating to the businesses of CNH described therein beginning on page 6 thereof. The business of DutchCo as well as its financial condition or results of operations could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to DutchCo or not currently deemed to be material.

Please see “Where You Can Find More Information” for information on where you can find the periodic reports and other documents that CNH has filed with or furnished to the SEC and which are incorporated into this prospectus by reference.

Risks Related to the Merger

The exchange ratios will not be adjusted for changes in the value of CNH common shares and Fiat Industrial ordinary shares or for developments in the businesses of CNH and Fiat Industrial before the Merger is completed.

In the Merger, CNH shareholders will be entitled to receive 3.828 DutchCo common shares for each CNH common share that they own and Fiat Industrial shareholders will be entitled to receive one (1) DutchCo common share for each Fiat Industrial ordinary share they own. These exchange ratios will not be adjusted for changes in the value of CNH common shares or the value of Fiat Industrial ordinary shares, or for changes in the relative value of the businesses of CNH or Fiat Industrial. If the value of CNH common shares relative to the value of Fiat Industrial ordinary shares increases or decreases (or the value of CNH business increases or decreases relative to the value of the Fiat Industrial business) prior to the effectiveness of the Merger, the market value of the DutchCo common shares that shareholders receive in the Merger may be higher or lower than the then-current relative values of their shares.

Absence of a trading market.

Prior to the Merger, there has been no market for the DutchCo common shares. Concurrently with the filing of this Registration Statement, DutchCo is filing a listing application to list the DutchCo common shares on the NYSE. However, there can be no assurance that an active market for the DutchCo common shares will develop after closing of the Merger, or that if it develops, the market will be sustained.

DutchCo’s maintenance of two exchange listings may adversely affect liquidity in the market for DutchCo common shares and result in pricing differentials of DutchCo common shares between the two exchanges.

Shortly following the closing of the Merger and the listing of DutchCo common shares on the NYSE, DutchCo expects to list its shares on the MTA, subject to the approval by the Italian competent authorities. It is not possible to predict how trading will develop on such markets. The dual listing of DutchCo common shares may adversely affect the liquidity of the shares in one or both markets and may adversely affect the development of an active trading market for DutchCo common shares in the United States. In addition, the dual listing of DutchCo common shares may result in price differentials between the exchanges. Differences in the trading schedules, as well as volatility in the exchange rate of the two trading currencies, among other factors, may result in different trading prices for DutchCo common shares on the two exchanges.

The market price of DutchCo common shares may decline following closing of the Merger and the listing of the DutchCo common shares on the NYSE, and the MTA, particularly if the expected benefits of the Merger are not achieved.

The market prices of the DutchCo common shares may decline following closing of the Merger and the listing of the DutchCo common shares on the NYSE and the MTA, if, among other reasons, DutchCo does not achieve the expected benefits of the Merger described in this prospectus, as rapidly or to the extent anticipated by it or if shareholders sell a significant number of DutchCo common shares after consummation of the Merger.

The loyalty voting structure to be implemented in connection with the Merger may concentrate voting power in a small number of DutchCo shareholders and such concentration may increase over time.

Fiat Industrial shareholders and CNH shareholders that are present or represented by proxy at the applicable extraordinary general meeting approving the Merger (regardless of how they vote) and continue to hold their Fiat Industrial ordinary shares and/or CNH common shares from the record date of the applicable extraordinary general meeting until the effectiveness of the FI Merger or the CNH Merger may elect to receive one special voting share in addition to each DutchCo common share received in the Merger, provided that such shareholders meet the conditions described in “The DutchCo Shares, Articles of Association and Terms and Conditions of the Special Voting Shares.” In addition, following the Merger, persons who hold DutchCo common shares for an uninterrupted period of at least three years may also elect to receive one special voting share in addition to each DutchCo share held, provided that such shares have been registered in DutchCo’s Loyalty Register upon application by the relevant holder. If Fiat Industrial and CNH shareholders holding a significant number of Fiat Industrial ordinary shares and/or CNH common shares elect to receive special voting shares in connection with the Merger or come to hold special voting shares after the Merger, or if DutchCo shareholders holding a significant number of DutchCo common shares for an uninterrupted period of at least three years elect to receive special voting shares, a relatively large proportion of the voting power of DutchCo could be concentrated in a relatively small number of shareholders who would have significant influence over DutchCo. Exor, which as of March 1, 2013 held 30.01% of Fiat Industrial’s share capital, confirmed its current intention to maintain voting rights in DutchCo above the legal threshold for a mandatory tender offer (i.e., 30%). For more information on mandatory tender offers see “The DutchCo Shares, Articles of Association and Terms and Conditions of the Special Voting Shares—Disclosure of Trades in Listed Securities—Public Tender Offers.”

The loyalty voting structure may affect the liquidity of the DutchCo common shares and reduce the DutchCo share price.

The implementation of the loyalty voting structure could reduce the liquidity of the DutchCo common shares and adversely affect the trading prices of the DutchCo common shares. The loyalty voting structure is intended to reward the Fiat Industrial shareholders and CNH shareholders for maintaining long-term share ownership by granting initial shareholders and persons holding shares continuously for at least three years at any time following the effectiveness of the Merger the option to elect to receive special voting shares. Special voting shares cannot be traded and, immediately prior to the transfer of DutchCo common shares in the DutchCo Loyalty Register, any corresponding special voting shares shall be transferred to DutchCo for no consideration. This loyalty voting structure is designed to encourage a stable shareholder base for DutchCo and, conversely, it may deter trading by those shareholders who are interested in gaining or retaining special voting shares. Therefore, the loyalty voting structure may reduce liquidity in DutchCo common shares and adversely affect their trading price.

The loyalty voting structure may prevent or frustrate attempts by DutchCo shareholders to change DutchCo’s management and hinder efforts to acquire a controlling interest in DutchCo, and the market price of DutchCo common stock may be lower as a result.

The provisions of the articles of association of DutchCo establishing the loyalty voting structure may make it more difficult for a third party to acquire, or attempt to acquire, control of DutchCo, even if a change of control were considered favorably by stockholders holding a majority of shares of DutchCo common stock. As a result of the loyalty voting structure, a relatively large proportion of the voting power of DutchCo could be concentrated in a relatively small number of shareholders who would have significant influence over DutchCo. Immediately following the Merger, Exor could have a voting interest in DutchCo of up to a maximum of approximately 43% if Exor elects to participate in the loyalty voting structure and no other shareholder of CNH or Fiat Industrial participates. Such shareholders participating in the loyalty voting structure could effectively prevent change of control transactions that may otherwise benefit shareholders of DutchCo.

The loyalty voting structure may also prevent or discourage shareholders’ initiatives aimed at changes in DutchCo’s management.

Certain of CNH’s and Fiat Industrial’s directors and executive officers have benefit arrangements and other interests that may result in their interests in the Merger being different from those of other CNH shareholders or Fiat Industrial shareholders.

Some of Fiat Industrial’s directors who recommend that the Fiat Industrial shareholders vote in favor of the merger plan and the transactions contemplated thereby, as well as some of Fiat Industrial’s executive officers, have benefit arrangements that provide them with interests in the Merger that may be different from those of other Fiat Industrial shareholders. The receipt of compensation or other benefits in connection with the Merger may influence these persons in making their recommendation that the Fiat Industrial shareholders vote in favor of approval of the merger plan and the transactions contemplated thereby.

Some of CNH’s directors or executive officers have interests in the Merger that may differ from, or be in addition to, those of other shareholders, including: economic benefits for certain directors and officers of CNH, who currently own CNH common shares, the appointment of certain executive officers of CNH as officers of DutchCo, the appointment of certain directors of CNH as directors of DutchCo, the indemnification of former directors and executive officers of CNH by DutchCo and the interests certain executive officers of CNH have by reason of their respective employment agreements. None of the unconflicted directors of CNH making the recommendation that the CNH shareholders vote in favor of approval of the merger agreement and the transactions contemplated thereby receive any benefits or compensation from CNH other than in their capacities as directors or as members of the Special Committee.

Please see “The Fiat Industrial Extraordinary General Meeting—Interests in the Transaction” and “The CNH Extraordinary General Meeting—Interests in the Transaction.”

The Merger is not expected to result in any significant operational cost savings or synergies.

Fiat Industrial and CNH have historically operated in a highly integrated fashion designed to efficiently operate their respective businesses while limiting overlapping functions and capitalizing on common features, including CNH’s use of Fiat Industrial’s treasury and cash management functions, all of which are designed to reduce costs. Therefore, DutchCo, Fiat Industrial and CNH do not expect that the Merger will result in any significant operational cost savings or synergies.

DutchCo, Fiat Industrial and CNH will incur significant transaction costs in connection with the Merger.

DutchCo, Fiat Industrial and CNH have incurred, and expect to continue to incur, significant costs in connection with the Merger, including the fees of their respective professional advisors. In addition, Fiat Industrial may be obligated to pay in the aggregate up to €325 million to shareholders that exercise statutory cash exit rights and to Fiat Industrial’s creditors following their possible opposition to the Merger. DutchCo, Fiat Industrial and CNH may incur unanticipated costs associated with the transaction and the listing of the DutchCo common shares. Unanticipated costs may have an adverse impact on the results of operations of DutchCo following the effectiveness of the Merger.

Failure to timely complete the Merger could negatively affect Fiat Industrial’s and CNH’s business plans and operations and have a negative impact on the market price of Fiat Industrial’s and CNH’s shares.

Although Fiat Industrial and CNH expect to complete the Merger by the third quarter of 2013, the transaction is subject to certain customary closing conditions, some of which are beyond the control of Fiat

Industrial and CNH, as well as the listing of the DutchCo common shares on the NYSE and Fiat Industrial shareholders and creditors exercising their statutory rights not resulting in a payment of more than €325 million in the aggregate. The parties’ inability to complete the Merger on the expected schedule or at all could negatively affect trading in the shares of either or both of Fiat Industrial and CNH. Moreover, if the Merger is not completed, the Fiat Industrial Group will not achieve the benefits expected from the combination. Furthermore, the special dividend that was paid to CNH shareholders, other than FNH, in contemplation of the Merger will have reduced CNH’s and Fiat Industrial’s consolidated cash resources without achieving the benefits of the Merger and, if the merger agreement is terminated and the Merger is not completed, the FNH Dividend of U.S. $10.00 per FNH CNH common share will be paid to FNH, further reducing CNH’s cash resources without achieving the benefits of the Merger.

In addition, the market price of CNH common shares and Fiat Industrial ordinary shares currently and in the period prior to closing or termination of the merger agreement may reflect a market assumption that the Merger will occur. If the companies fail to complete the Merger, this could result in a negative perception by the stock market of CNH and Fiat Industrial generally and a decline in the market price of CNH’s and Fiat Industrial’s shares.

In addition, CNH and Fiat Industrial are a party to joint ventures, supply agreements, license agreements, financing and other agreements and instruments, some of which contain provisions that may be triggered by the Merger, such as default provisions, termination provisions, acceleration provisions and/or mandatory repurchase provisions. If CNH or Fiat Industrial is unable to obtain any necessary waiver or consent, the operation of such provisions may cause the loss of contractual rights and benefits, the termination of joint venture agreements, supply agreements, licensing agreements or may require the renegotiation of financing agreements and/or the payment of fees.

The Merger could be completed even if one or more of the conditions to the Merger are not satisfied.

Pursuant to the merger agreement, following shareholder approval, the effectiveness of the Merger will be subject to satisfaction or (to the extent permissible by law) waiver of the merger conditions. Following the approval of the Merger by the Fiat Industrial and CNH shareholders, in the event that Fiat Industrial or CNH considers waiving certain of the Merger conditions, shareholder approval of any such waiver may not be required or sought.

Risks Related to an Investment in DutchCo Shares

The DutchCo common shares to be received by the CNH shareholders and the Fiat Industrial shareholders in connection with the Merger will have different rights from either the CNH common shares or the Fiat Industrial ordinary shares.

At the effective time of the Merger, each outstanding CNH common share will be converted into 3.828 DutchCo common shares and each outstanding Fiat Industrial ordinary share will be converted into one (1) DutchCo common share. As of such time, you will no longer be a holder of Fiat Industrial ordinary shares or CNH common shares, but will instead be a holder of DutchCo common shares. There are certain differences between your current rights as a holder of Fiat Industrial ordinary shares or CNH common shares and the rights to which you will be entitled as a holder of DutchCo common shares. For a detailed discussion of the differences between the current rights of CNH shareholders and Fiat Industrial shareholders and the rights you can expect as a holder of DutchCo common shares, please see “Comparison of Rights of Shareholders of Fiat Industrial, CNH and DutchCo.”

The market price of the DutchCo common shares may be affected by factors different from those affecting the price of CNH common shares.

If the Merger is successfully completed, the Fiat Industrial shareholders and the CNH shareholders will become holders of DutchCo common shares. Because DutchCo combines the businesses of both Fiat Industrial and CNH, the business of DutchCo differs from the business of CNH, and its results of operations, as well as the price of DutchCo common shares, may be affected by factors different from those affecting CNH’s results of operations and the price of CNH common shares.

Risks Related to Taxation

No ruling will be received in respect of the U.S. federal income tax consequences of the CNH Merger and the FI Merger.

DutchCo believes that the CNH Merger and the FI Merger each constitutes for U.S. federal income tax purposes a “reorganization” within the meaning of Section 368(a) of the Code. Fiat Industrial and CNH expect to receive opinions from Sullivan & Cromwell LLP and McDermott Will & Emery LLP, respectively, to the effect that the CNH Merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on certain assumptions and on representation letters provided by CNH and DutchCo to be delivered at the time of the closing. If any of the assumptions or representations upon which such opinions are based are inconsistent with the actual facts with respect to the CNH Merger, the U.S. federal income tax consequences of the CNH Merger could be adversely affected.

The tax opinions given in connection with the CNH Merger or in connection with the filing of this registration statement will not be binding on the Internal Revenue Service (the “IRS”). DutchCo does not intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the CNH Merger, and consequently there is no guarantee that the IRS will treat the CNH Merger in the manner described herein. If the IRS successfully challenges the treatment of the CNH Merger or FI Merger, adverse U.S. federal income tax consequences may result. Shareholders should consult their own tax advisors regarding the U.S. federal, state and local and non-U.S. and other tax consequences of the Merger in their particular circumstances (including the possible tax consequences if the “reorganization” treatment is successfully challenged).

“Passive Foreign Investment Company” considerations.

DutchCo would be a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes with respect to a U.S. Shareholder (as defined in “Tax Consequences—Material U.S. Federal Income Tax Consequences” below) if for any taxable year in which such U.S. Shareholder held DutchCo common shares, after the application of applicable “look-through rules” (i) 75% or more of DutchCo’s gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations), or (ii) at least 50% of its assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of “passive income.” U.S. persons who own shares of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the dividends they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In addition, if Fiat Industrial or CNH were or had been in the past a PFIC, the exchange of Fiat Industrial ordinary shares or CNH common shares for DutchCo common shares could be taxable to U.S. Shareholders.

While DutchCo believes that its shares are not stock of a PFIC for U.S. federal income tax purposes, this conclusion is a factual determination made annually and thus may be subject to change. Moreover, DutchCo may become a PFIC in future taxable years if there were to be changes in DutchCo’s assets, income or operations. In addition, because the determination of whether a foreign corporation is a PFIC is primarily factual and because there is little administrative or judicial authority on which to rely to make a determination, the IRS may take the position that DutchCo is a PFIC. See “Material U.S. Federal Income Tax Consequences—U.S. Shareholder—PFIC Considerations” for a further discussion.

Tax Consequences of the Loyalty Voting Structure are Uncertain.

No statutory, judicial or administrative authority directly discusses how the receipt, ownership, or disposition of special voting shares should be treated for U.S., U.K. or Italian tax purposes and as a result, the tax consequences in those jurisdictions are uncertain.

In addition, the fair market value of the special voting shares, which may be relevant to the tax consequences, is a factual determination and is not governed by any guidance that directly addresses such a situation. Because, among other things, the special voting shares are not transferrable and a shareholder will receive amounts in respect of the special voting shares only if DutchCo is liquidated, DutchCo believes and intends to take the position that the value of each special voting share is minimal. However, the relevant tax authorities could assert that the value of the special voting shares as determined by DutchCo is incorrect.

The tax treatment of the loyalty voting structure is unclear and shareholders are urged to consult their tax advisors in respect of the consequences of acquiring, owning and disposing of special voting shares. See “Tax Consequences” for a further discussion.

DutchCo intends to operate in a manner to be treated as resident in the United Kingdom for tax purposes, but the relevant tax authorities may treat it as also being tax resident elsewhere.

DutchCo is not a company incorporated in the U.K. Therefore, whether it is resident in the U.K. for tax purposes will depend on whether its “central management and control” is located (in whole or in part) in the U.K. The test of “central management and control” is largely a question of fact and degree based on all the circumstances, rather than a question of law. Nevertheless, the decisions of the U.K. courts and the published practice of Her Majesty’s Revenue & Customs, or HMRC, suggest that DutchCo, a group holding company, is likely to be regarded as having become U.K.-resident on this basis from incorporation and remaining so if, as DutchCo intends, (i) most meetings of its Board of Directors are held in the U.K. with a majority of directors present in the U.K. for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting DutchCo and its subsidiaries; (iii) those meetings are properly minuted; (iv) at least some of the directors of DutchCo, together with supporting staff, are based in the U.K.; and (v) DutchCo has permanent staffed office premises in the U.K.

Even if DutchCo is resident in the U.K. for tax purposes on this basis as expected, it would nevertheless not be treated as U.K.-resident if (a) it were concurrently resident in another jurisdiction (applying the tax residence rules of that jurisdiction) which has a double tax treaty with the U.K.; and (b) there is a tie-breaker provision in that tax treaty which allocates exclusive residence to that other jurisdiction.

Residence of DutchCo for Italian tax purposes is largely a question of fact based on all circumstances. A rebuttable presumption of residence in Italy may apply under Article 73(5-bis) of the Italian Consolidated Tax Act (“CTA”). However, DutchCo intends to set up its management and organizational structure in such a manner that it should be deemed resident in the U.K. from its incorporation for the purposes of the Italy-U.K. tax treaty. Because this analysis is highly factual and may depend on future changes in DutchCo’s management and organizational structure, there can be no assurance regarding the final determination of DutchCo’s tax residence. Should DutchCo be treated as an Italian tax resident, it would be subject to taxation in Italy on its worldwide income and may be required to comply with withholding tax and/or reporting obligations provided under Italian tax law, which could result in additional costs and expenses, and shareholders could be subject to the Italian Financial Transaction tax (see “Tax Consequences—Material Italian Tax Consequences—Financial Transaction Tax” for a further discussion).

Even if its “central management and control” is in the U.K. as expected, DutchCo will be resident in the Netherlands for Dutch corporate income tax and Dutch dividend withholding tax purposes on the basis that it is incorporated there. Nonetheless, DutchCo will be regarded as solely resident in either the U.K. or the Netherlands under the Netherlands-U.K. tax treaty if the U.K. and Dutch competent authorities agree that this is the case.

DutchCo has sought a ruling on this question from the U.K. and Dutch competent authorities. DutchCo anticipates that, so long as the factors listed in the second preceding paragraph are present at all material times, it is unlikely that the U.K. and Dutch competent authorities will rule that DutchCo should be treated as solely resident in the Netherlands. The outcome of that ruling, however, cannot be guaranteed. If there is a change over time to the facts upon which a ruling issued by the competent authorities is based, the ruling may be withdrawn.

Unless and until the U.K. and the Dutch competent authorities rule that DutchCo should be treated as solely resident in the United Kingdom for the purposes of the Netherlands-U.K. double tax treaty, the Netherlands will be allowed to levy tax on DutchCo as a Dutch-tax-resident taxpayer. Furthermore, in these circumstances, dividends distributed by DutchCo will be subject to Dutch dividend withholding tax.

Should Dutch or Italian withholding taxes be imposed on future dividends or distributions with respect to DutchCo common shares, whether such withholding taxes are creditable against a tax liability to which a shareholder is otherwise subject depends on the laws of such shareholder’s jurisdiction and such shareholder’s particular circumstances. Shareholders are urged to consult their tax advisors in respect of the consequences of the potential imposition of Dutch and/or Italian withholding taxes.

The U.K.’s controlled foreign companies taxation rules may reduce net returns to shareholders.

On the assumption that DutchCo becomes resident for tax purposes in the United Kingdom, DutchCo will be subject to the U.K. controlled foreign company (“CFC”) rules. The U.K. government has reformed the CFC rules to target them more accurately on profits (other than certain capital gains) “artificially diverted” from the U.K. DutchCo will need to apply the new rules. Other Group companies resident for tax purposes in the U.K. will need to consider the old rules for a transitional period in relation to their non-U.K.-resident subsidiaries.

The new CFC rules can operate to subject U.K.-tax-resident companies (such as DutchCo) to U.K. tax on the profits of certain companies not resident for tax purposes in the U.K. in which they have at least a 25% direct or indirect interest (a “controlled foreign company” or “CFC”). Interests of connected or associated persons may be aggregated with those of the U.K.-tax-resident company when applying this 25% threshold. For a company to be a CFC, it must be treated as directly or indirectly controlled by persons resident for tax purposes in the U.K. The definition of control is broad — it includes economic rights — and captures some joint ventures.

Various exemptions are available. One of these is that a CFC must be subject to tax in its territory of residence at an effective rate not less than 75% of the rate to which it would be subject in the U.K., after making specified adjustments. Another of the exemptions (the “excluded territories exemption”) is that the CFC is resident in a jurisdiction specified by HMRC in regulations (most jurisdictions in which the Fiat Industrial group has significant operations, including Italy and the United States, are so specified). For this exemption to be available, the CFC must not be involved in an arrangement with a main purpose of avoiding U.K. tax and the CFC’s income falling within certain categories (often referred to as the CFC’s “bad income”) must not exceed a set limit. In the case of the United States and certain other countries, the “bad income” test need not be met if the CFC does not have a permanent establishment in any other territory and the CFC or persons with an interest in it are subject to tax in its home jurisdiction on all its income (other than non-deductible distributions). DutchCo expects that the principal operating activities of the Group should fall within one or more of the exemptions from the CFC rules, in particular the excluded territories exemption.

Where the entity exemptions are not available, profits from activities other than finance or insurance will only be subject to apportionment under the CFC rules where:

•

some of the CFC’s assets or risks are acquired, managed or controlled to any significant extent in the U.K. (a) other than by a U.K. permanent establishment of the CFC and (b) other than under arm’s length arrangements;

•	the CFC could not manage the assets or risks itself; and

•

the CFC is party to arrangements which increase its profits while reducing tax payable in the U.K. and the arrangements would not have been made if they were not expected to reduce tax in some jurisdiction.

Profits from finance activities (whether considered trading or non-trading profits for U.K. tax purposes) or from insurance may be subject to apportionment under the CFC rules if they meet the tests set out above or specific tests for those activities. A full or 75% exemption may also be available for non-trading finance profits.

As a result, DutchCo does not expect the CFC rules to have a material adverse impact on its financial position. However, amendments continue to be proposed to the new legislation and HMRC has not yet published its final guidance on the new regime. Accordingly, the effect of the new CFC rules is not yet certain. DutchCo will continue to monitor developments in this regard and seek to mitigate any adverse U.K. tax implications which may arise. However, the possibility cannot be excluded that the reform of the CFC rules may have a material adverse impact on the financial position of DutchCo, reducing net returns to DutchCo shareholders.

The existence of a DutchCo permanent establishment in Italy after the Merger is a question of fact based on all the circumstances.

Whether DutchCo maintains a permanent establishment in Italy after the Merger (an “Italian P.E.”) is largely a question of fact based on all the circumstances. DutchCo believes that, on the understanding that it should be a U.K.-resident company under the Italy-U.K. tax treaty, it is likely to be treated as maintaining an Italian P.E. because it intends to maintain sufficient employees, facilities and activities in Italy to qualify as maintaining an Italian P.E. Should this be the case (i) the embedded gains on DutchCo’s assets connected with the Italian P.E. will not be taxed upon the Merger; (ii) Fiat Industrial’s tax-deferred reserves will not be taxed, inasmuch they are booked in the Italian P.E.’s financial accounts; and (iii) an Italian fiscal unit (the “Fiscal Unit”) could be maintained with respect to Fiat Industrial’s Italian subsidiaries whose shareholdings are part of the Italian P.E.’s net worth. Because this analysis is highly factual, there can be no assurance regarding DutchCo’s maintaining an Italian P.E. after the Merger.

The FI Merger will likely result in the immediate charge of an Italian Exit Tax.

The FI Merger should qualify as a cross-border merger transaction for Italian tax purposes. Italian tax laws provide that such a merger is tax-neutral with respect to those Fiat Industrial assets that will remain connected with the Italian P.E., but will result in the realization of capital gains or losses on those Fiat Industrial assets that will not be connected with the Italian P.E. (giving rise to an “Italian Exit Tax”).

Under a recently enacted Italian law (Article 166 (2-quater) of the CTA), companies which cease to be Italian-resident and become tax-resident in another EU Member State may apply to suspend any Italian Exit Tax under the principles of the Court of Justice of the European Union case C-371/10, National Grid Indus BV. Although Italian rules implementing Article 166 (2-quater) have not yet been issued, DutchCo anticipates that such rules will likely exclude cross-border merger transactions from the suspension of the Italian Exit Tax. In that case, the FI Merger will result in the immediate charge of an Italian Exit Tax in relation to those Fiat Industrial assets that will not be connected with the Italian P.E. Whether or not the forthcoming Italian implementing rules are deemed compatible with EU law is unlikely to be determined before the payment of the Italian Exit Tax is due.

The continuation of the Fiscal Unit in the hands of the Italian P.E. and the tax treatment of the carried-forward tax losses of such Fiscal Unit is uncertain and subject to a mandatory ruling request.

According to Article 124(5) of the CTA, a mandatory ruling request should be submitted to the Italian tax authorities, in order to ensure the continuity, via the Italian P.E., of the Fiscal Unit currently in place between Fiat Industrial and Fiat Industrial’s Italian subsidiaries. Fiat Industrial intends to file a ruling request to the Italian tax authorities in respect of the Merger. Depending on the outcome of the ruling, it is possible that the carried-

forward tax losses generated by the Fiscal Unit would become restricted losses and they could not be used to offset the future taxable income of the Fiscal Unit. It is also possible that DutchCo would not be able to offset the Fiscal Unit’s carried-forward tax losses against any capital gains on Fiat Industrial’s assets that are not connected with the Italian P.E., despite the continuity of the Fiscal Unit.

Risks Related to the Business, Strategy and Operations

Global economic conditions impact the business of DutchCo and its Subsidiaries.

The earnings and financial position of the Group are and will continue to be influenced by various macroeconomic factors – including increases or decreases in gross domestic product, the level of consumer and business confidence, changes in interest rates on consumer and business credit, energy prices, and the cost of commodities or other raw materials – which exist in the various countries in which the Group operates. Financial conditions in several regions continue to place significant economic pressures on existing and potential customers, including the Group’s dealer networks. As a result, some customers may delay or cancel plans to purchase the Group’s products and services and may not be able to fulfill their obligations to the Group in a timely fashion. Further, the Group’s suppliers may be impacted by economic pressures, which may adversely affect their ability to fulfill their obligations to the Group, which could result in product delays, increased accounts receivable, defaults and inventory challenges. There is particular concern about economic conditions in Europe (and potentially the long-term viability of the Euro currency), which is at risk of being impacted by sovereign debt defaults and other severe pressures on the banking system in European Union countries. It is uncertain whether central bank or governmental measures will reduce or eliminate this risk. In addition, other governments may continue to implement measures designed to slow the economic growth rate in those countries (e.g., higher interest rates, reduced bank lending and other anti-inflation measures). If there is significant deterioration in the global economy or the economies of key regions, the demand for the Group’s products and services would likely decrease and the Group’s results of operations, financial position and cash flows could be materially and adversely affected.

In addition, a decline in equity market values could cause many companies, including the Group, to carefully evaluate whether certain intangible assets, such as goodwill, have become impaired. The factors that the Group evaluates to determine whether an impairment charge is necessary require management judgment and estimates. The estimates are impacted by a number of factors, including, but not limited to, worldwide economic factors and technological changes. Any of these factors, or other unexpected factors, may require the Group to consider whether it needs to record an impairment charge. In the event the Group is required to record an impairment charge with respect to certain intangible assets, it would have an adverse impact on the Group’s financial position and results of operations.

The Group is exposed to political, economic and other risks as a result of operating a global business.

Some of those risks include:

•	changes in laws, regulations and policies that affect:

•	import and export duties and quotas,

•	currency restrictions,

•	the design, manufacture and sale of the Group’s products, including, for example, engine emissions regulations,

•	interest rates and the availability of credit to the Group’s dealers and customers,

•	property and contract rights,

•	where and to whom products may be sold, and

•	taxes;

•	regulations from changing world organization initiatives and agreements;

•	changes in the dynamics of the industries and markets in which the Group operates;

•	varying and unpredictable customer needs and desires;

•	varying and unexpected actions of the Group’s competitors;

•	labor disruptions;

•	changes in governmental debt relief and subsidy program policies in certain significant markets such as Brazil; and

•	war, civil unrest, and terrorism.

Difficulty in obtaining financing or refinancing existing debt could impact the Group’s performance.

The Group’s future performance depends on, among other things, its ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and possible recourse to capital markets or other sources of financing. Declines in sales volumes could have a negative impact on the cash-generating capacity of the Group’s operating activities. The Group could, therefore, find itself having to seek additional financing and/or refinance existing debt, including in unfavorable market conditions, with limited availability of funding and a general increase in funding costs. Any difficulty in obtaining financing could have a material adverse effect on the Group’s business prospects, earnings and/or financial position.

Credit rating changes could affect the Group’s cost of funds.

The ability to access capital markets and the related costs are highly dependent on the Group’s credit rating. Any downgrade by rating agencies could increase the Group’s cost of capital and potentially limit its access to sources of financing with a consequent material adverse effect on its business prospects, earnings and/or financial position.

The Group’s financial performance is subject to currency exchange rate fluctuations and interest rate changes.

The Group, which operates in numerous markets worldwide, is exposed to market risks stemming from fluctuations in currency and interest rates. The exposure to currency risk is mainly linked to the difference in geographic distribution between the Group’s manufacturing activities and its commercial activities, resulting in cash flows from exports denominated in currencies that differ from those associated with production activities.

The Group uses various forms of financing to cover funding requirements for its industrial activities and for financing customers and dealers. The Group’s financial services companies operate a matching policy to offset the impact of differences in rates of interest on the financed portfolio and related liabilities. Nevertheless, changes in interest rates can result in increases or decreases in revenues, finance costs and margins.

Consistent with its risk management policies, the Group manages currency and interest rate risk through the use of financial hedging instruments. Despite such hedges being in place, however, sudden fluctuations in currency or interest rates could have an adverse effect on the Group’s business prospects, earnings and/or financial position.

For additional information regarding the effect on the Group of changes in interest rates and exchange rates, see “Management Discussion and Analysis of Financial Condition and Results of Operations of Fiat Industrial—Principal Factors Affecting Results.”

Labor laws and labor unions, which represent most of the Group’s production and maintenance employees, could impact the Group’s ability to maximize the efficiency of its operations.

In many countries where the Group operates, Group employees are protected by various laws and/or collective labor agreements that guarantee them, through local and national representatives, the right of consultation on specific matters, including downsizing or closure of production activities and reductions in personnel. Laws and/or collective labor agreements applicable to the Group could impair its flexibility in reshaping and/or strategically repositioning its business activities. Therefore, the Group’s ability to reduce personnel or implement other permanent or temporary redundancy measures is subject to government approvals and the agreement of the labor unions where such laws and agreements are applicable. In addition, industrial action by employees could have an adverse impact on the Group’s business activities.

Reduced demand for equipment would reduce the Group’s sales and profitability.

Performance of the agricultural equipment market is influenced, in particular, by factors such as:

•	the price of agricultural commodities and the relative level of inventories;

•	the profitability of agricultural enterprises;

•	the demand for food products; and

•	agricultural policies, including aid and subsidies to agricultural enterprises, provided by major governments and/or supranational organizations.

In addition, unfavorable climatic conditions, especially during the spring, a particularly important period for generating sales orders, could have a negative impact on the decision to buy agricultural equipment and, consequently, on the Group’s revenues.

Performance of the construction equipment market is influenced, in particular, by factors such as:

•	public infrastructure spending; and

•	new residential/non-residential construction.

Performance of the trucks and commercial vehicle market is influenced, in particular, by factors such as:

•	changes in global market conditions including changes in levels of business investments and sales of commodities; and

•	public infrastructure spending.

The above factors can significantly influence the demand for agricultural and construction equipment, as well as for trucks and commercial vehicles, and, consequently, the Group’s financial results.

The Group depends on key suppliers for certain raw materials, parts and components.

The Group relies upon key suppliers for certain raw materials, parts and components. The Group cannot guarantee that it will be able to maintain appropriate supply arrangements with these suppliers or otherwise assure access to raw materials, parts and components. In some cases this access may be affected by factors outside of the Group’s control and the control of its suppliers. Adverse financial conditions and natural disasters, such as the March 2011 earthquake and tsunami in Japan, could cause some of the Group’s suppliers to face severe financial hardship and disrupt the Group’s access to critical raw materials, parts and components. Any disruption to or shortage of supply of raw materials, parts and components could negatively impact the Group’s costs of production, the Group’s ability to fulfill orders, the Group’s ability to achieve growth in product sales and the profitability of the Group’s business.

Certain companies in the Group use a variety of raw materials in their businesses including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium and rhodium. The prices for these raw materials fluctuate and at times in recent periods prices have increased significantly in response to changing market conditions. The Group will seek to manage this exposure, but it may not be successful in hedging these risks. Substantial increases in the prices for raw materials would increase the Group’s operating costs and could reduce profitability if the increased costs were not offset by changes in product prices.

Risks related to CNH’s strategic alliance with Kobelco Construction Machinery Co., Ltd.

Effective December 31, 2012, the initial term of CNH’s global alliance with Kobelco Construction Machinery Co., Ltd. expired and CNH entered a new phase of the relationship. CNH will continue to be able to purchase whole goods from Kobelco as well as component parts to continue to manufacture excavators, based upon Kobelco technology, in CNH’s plants until at least December 31, 2017. With the end of the initial term of the global alliance, CNH and Kobelco will terminate their co-ownership of certain companies formed in connection with the global alliance. In addition, the territorial sales and marketing restrictions under the global alliance expired in the Americas, Europe, Africa, the Middle East and the Commonwealth of Independent States on December 31, 2012 and such restrictions are expected to terminate in Asia Pacific not later than June 30, 2013. While the Group expects a smooth transition with respect to implemented changes, a failure to realize such a transition and anticipated benefits could have a material adverse effect upon our construction equipment product lines, construction distribution network, financial position and results of operations.

The loss of members of senior management could have an adverse effect on the business of the Group.

The Group’s success is largely dependent on the ability of its senior executives and other members of management to effectively manage the Group and individual areas of business. The loss of any senior executive, manager or other key employee without an adequate replacement or the inability to attract and retain new, qualified personnel, including any loss of members of senior management or employees that could occur in connection with the Merger, could therefore have an adverse effect on the Group’s business prospects, earnings and/or financial position.

Competitive activity, or failure by the Group to respond to actions by competitors, could adversely affect results of operations.

Substantially all of the Group’s revenues are generated in highly competitive sectors that include the production and distribution of agricultural and construction equipment, trucks and commercial vehicles, and related powertrain systems. The Group faces competition from other international manufacturers of trucks and commercial vehicles in Europe and Latin America and from global, regional and local agricultural and construction equipment manufacturers, distributors and component suppliers in Europe, North America and Latin America. These markets are highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service and financial services offered. Competition, particularly in pricing, has increased significantly in the Group’s areas of activity in recent years. Should the Group be unable to adapt effectively to external market conditions, this could have an adverse effect on its business prospects, earnings and/or financial position.

Costs of ongoing compliance with, and any failure to comply with, environmental laws and regulations could have an adverse effect on the Group’s results of operations.

The Group’s products and activities are subject to numerous local, national and international environmental laws and regulations which are becoming increasingly stringent in many countries in which it operates. Such regulations govern, among other things, products – with requirements for reduced emissions of polluting gases, reduced fuel consumption and safety becoming increasingly stricter – and industrial plants – with requirements for reduced emissions, treatment of waste and water and prohibitions on soil contamination becoming increasingly stricter. To comply with such regulations, the Group employs considerable resources and expects it will continue to incur substantial costs in the future.

A decrease in government incentives may adversely affect the Group’s results.

Government initiatives to stimulate consumer demand for products sold by the Group, such as changes in tax treatment or purchase incentives for new vehicles, can substantially influence the timing and level of revenue generation. The terms, size and duration of such government measures is unpredictable and outside of the Group’s control. Any adverse change in government policy relating to those measures could have a material adverse effect on the Group’s business prospects, operating results and/or financial position.

Failure to develop innovative products that compare favorably to competitors’ products could have an adverse effect on the Group.

The success of the Group’s businesses depends on the Group’s ability to maintain or increase market share in existing markets and/or to expand into new markets through the development of innovative, high-quality products that provide adequate profitability. In particular, the failure to develop and offer innovative products that compare favorably to those of the Group’s principal competitors in terms of price, quality, functionality and features, or delays in bringing strategic new products to market, could result in reduced market share, having a material adverse effect on the Group’s business prospects, earnings and/or financial position.

The Group’s existing operations and expansion plans in emerging markets could entail significant risks.

The Group’s ability to grow its businesses depends to an increasing degree on its ability to increase market share, and operate profitably, in emerging market countries, such as Brazil, Russia, India, China, Argentina and Turkey. In addition, the Group could increase its use of component suppliers in these markets. The Group’s implementation of these strategies will involve a significant investment of capital and other resources and entail various risks. For example, the Group may encounter difficulties in obtaining necessary government approvals in a timely manner. In addition, the Group may experience delays and incur significant costs in constructing facilities, establishing supply channels, and commencing manufacturing operations. Further, customers in these markets may not readily accept the Group’s products. The Group may face challenges as a result of the pervasiveness of corruption and other irregularities in business practices in certain regions. Some of these emerging market countries also may be subject to a greater degree of economic and political volatility that could adversely affect the Group’s financial position, results of operations and cash flow.

The Group is subject to negative conditions in the financial markets and cyclicality of the capital goods sector.

More than many other sectors, producers in the capital goods sector are subject to:

•

the condition of financial markets, in particular, the ability to access the securitization market and prevailing interest rates in that market. In North America, in particular, the Group makes considerable use of asset-backed securitization to fund financing offered to dealers and end customers. Negative conditions in the financial markets, and the asset-backed securitization market in particular, could have a significant impact on the Group’s business prospects, earnings and/or financial position; and

•

cyclicality, which can cause sudden declines in demand, with negative effects on inventory levels and product pricing, both new and used. In general, demand in the capital goods sector is highly correlated to the economic cycle and can be subject to even greater levels of volatility.

Risks related to the Group’s defined benefit pension plans and other post-employment obligations could impact the Group’s profitability.

At December 31, 2012, Fiat Industrial’s defined benefit pension plans and other post-employment benefits had an underfunded status of approximately €1,857 million. This amount included defined benefit pension plans and other post-employment benefits obligations of €801 million for plans that the Group is not currently required to fund. Changes in applicable law could affect the funding requirements in the future.

The funded status of Fiat Industrial’s defined benefit pension and postretirement benefit plans is subject to many factors as discussed in section “Significant Accounting Policies—Use of Estimates” of the Notes to Fiat Industrial Financial Statements for the year ended December 31, 2012 included elsewhere in this prospectus. To the extent that the Group’s obligations under a plan are unfunded or underfunded, the Group will have to use cash flow from operations and other sources to pay its obligations as they become due. In addition, since the assets that currently fund these obligations are primarily invested in debt instruments and equity securities, the value of these assets will vary due to market factors. In recent years, these fluctuations have been significant and adverse and there is no assurance that they will not be significant and adverse in the future.

Dealer equipment sourcing and inventory management decisions could adversely affect the Group’s sales.

The Group’s dealers carry inventories of finished products as part of ongoing operations and adjust those inventories based on their assessment of future sales opportunities. Dealers who carry other products that compete with the Group’s products may focus their inventory purchases and sales efforts on goods provided by other suppliers due to industry demand or profitability. Such inventory adjustments and sourcing decisions can adversely impact the Group’s sales, financial position and results of operations.

Adverse economic conditions could place a financial strain on the Group’s dealers and adversely affect the Group’s operating results.

Global economic conditions continue to place financial stress on many of the Group’s dealers. Dealer financial difficulties may impact their equipment sourcing and inventory management decisions, as well as their ability to provide services to their customers purchasing the Group’s equipment. Accordingly, additional financial strains on members of the Group’s dealer network resulting from current or future economic conditions could adversely impact the Group’s sales, financial position and results of operations.

The Group may not be able to realize anticipated benefits from any acquisitions and challenges associated with strategic alliances may have an adverse impact on the Group’s results of operations.

A principal purpose of the Merger is to create a single class of liquid stock which, among other things, provides DutchCo with additional alternatives for funding future acquisitions and strategic alliances. The Group may engage in acquisitions or enter into, expand or exit from strategic alliances which could involve risks that could prevent the Group from realizing the expected benefits of the transactions or the achievement of strategic objectives. Such risks could include:

•	technological and product synergies, economies of scale and cost reductions not occurring as expected;

•	unexpected liabilities;

•	incompatibility in processes or systems;

•	unexpected changes in laws or regulations;

•	inability to retain key employees;

•	inability to source certain products;

•	increased financing costs and inability to fund such costs;

•	significant costs associated with terminating or modifying alliances; and

•	problems in retaining customers and integrating operations, services, personnel, and customer bases.

If problems or issues were to arise among the parties to one or more strategic alliances for managerial, financial, or other reasons, or if such strategic alliances or other relationships were terminated, the Group’s product lines, businesses, financial position, and results of operations could be adversely affected.

Risks Related to Financial Services

Credit Risk. Fundamental to any organization that extends credit is the credit risk associated with its customers. The creditworthiness of each customer, and the rates of delinquencies, repossessions and net losses relating to customer loans, are impacted by many factors, including:

•	relevant industry and general economic conditions;

•	the availability of capital;

•	changes in interest rates;

•	the experience and skills of the customer’s management team;

•	commodity prices;

•	political events;

•	weather; and

•	the value of the collateral securing the extension of credit.

A deterioration in the quality of the Group’s financial assets, an increase in delinquencies or a reduction in collateral recovery rates could have an adverse impact on the performance of the Group’s financial services businesses. These risks become more acute in any economic slowdown or recession due to decreased demand for (or the availability of) credit, declining asset values, changes in government subsidies, reductions in collateral to loan balance ratios, and an increase in delinquencies, foreclosures and losses. In such circumstances, the Group’s loan servicing and litigation costs may also increase. In addition, governments may pass laws, or implement regulations, that modify rights and obligations under existing agreements, or which prohibit or limit the exercise of contractual rights.

When loans default and the Group’s financial services businesses repossess collateral securing the repayment of a loan, its ability to recover or mitigate losses by selling the collateral is subject to the market value of such collateral. Those values are affected by levels of new and used inventory of agricultural and construction equipment, as well as trucks and commercial vehicles, on the market. They are also dependent upon the strength or weakness of market demand for new and used agricultural and construction equipment, as well as trucks and commercial vehicles, which is affected by the strength of the general economy. In addition, repossessed collateral may be in poor condition, which would reduce its value. Finally, relative pricing of used equipment, compared with new equipment, can affect levels of market demand and the resale of repossessed equipment. An industry-wide decrease in demand for agricultural or construction equipment, as well as trucks and commercial vehicles, could result in lower resale values for repossessed equipment, which could increase losses on loans and leases, adversely affecting the Group’s financial position and results of operations.

Funding Risk. The Group’s financial services business has traditionally relied upon the asset-backed securitization (“ABS”) market and committed asset-backed facilities as a primary source of funding and liquidity. Access to funding at competitive rates is essential to the Group’s financial services business. From mid-2007 through 2009, events occurred in the global financial market, including the weakened financial condition of several major financial institutions, problems related to subprime mortgages and other financial assets, the devaluation of various assets in secondary markets, the forced sale of asset-backed and other securities by certain investors, and the lowering of ratings on certain ABS transactions, which caused a significant reduction in liquidity in the secondary market for ABS transactions outstanding at such time and a significant increase in funding costs. During these periods, conditions in the ABS market adversely affected the Group’s ability to sell receivables on a favorable or timely basis. Similar conditions in the future would have an adverse impact on the Group’s financial position and results of operations. As the Group’s financial services businesses finance a significant portion of the Group’s sales of equipment, to the extent such financial services businesses are unable to access funding on acceptable terms, the Group’s sales of equipment would be negatively impacted.

To maintain competitiveness in the capital markets and to promote the efficient use of various funding sources, additional reserve support has been added to certain previously issued ABS transactions. Such optional support may be required to maintain credit ratings assigned to transactions if loss experiences are higher than anticipated. The need to provide additional reserve support could have an adverse effect on the Group’s financial position, results of operations and cash flow.

Repurchase Risk. In connection with the Group’s ABS transactions, the Group makes customary representations and warranties regarding the assets being securitized, as disclosed in the related offering documents. While no recourse provisions exist that allow holders of asset-backed securities issued by the Group’s trusts to require the Group to repurchase those securities, a breach of these representations and warranties could give rise to an obligation to repurchase non-conforming receivables from the trusts. Any future repurchases could have an adverse effect on the Group’s financial position, results of operations and cash flow.

Regulatory Risk. The operations of the Group’s financial services businesses are subject, in certain instances, to supervision and regulation by various governmental authorities. These operations are also subject to various laws and judicial and administrative decisions and interpretations imposing requirements and restrictions, which among other things:

•	regulate credit granting activities, including establishing licensing requirements;

•	establish maximum interest rates, finance and other charges;

•	regulate customers’ insurance coverage;

•	require disclosure to customers;

•	govern secured and unsecured transactions;

•	set collection, foreclosure, repossession and claims handling procedures and other trade practices;

•	prohibit discrimination in the extension of credit and administration of loans; and

•	regulate the use and reporting of information related to a borrower.

To the extent that applicable laws are amended or construed differently, new laws are adopted to expand the scope of regulation imposed upon such financial services businesses, or applicable laws prohibit interest rates the Group charges from rising to a level commensurate with risk and market conditions, such events could adversely affect the Group’s financial services businesses and the Group’s financial position and results of operations.

Potential Impact of the Dodd-Frank Act

The various requirements of the Dodd-Frank Act, including the many implementing regulations yet to be released, may substantially affect the origination, servicing and securitization programs of the Groups’ financial services businesses. For example, the Dodd-Frank Act strengthens the regulatory oversight of these securities and capital market activities by the SEC and increases the regulation of the securitization markets through, among other things, a mandated risk retention requirement for securitizers and a direction to the SEC to regulate credit rating agencies and adopt regulations governing these organizations. While the Group will continue to monitor these developments and their impact upon its access to the ABS market, these and future SEC regulations may impact the Group’s ability to engage in these activities or increase the effective cost of asset-backed transactions in the future, which could adversely affect its financial position, results of operations and cash flow.

The agricultural equipment industry is highly seasonal, which causes the Group’s results of operations and levels of working capital to fluctuate.

Farmers traditionally purchase agricultural equipment in the spring and fall, the main planting and harvesting seasons. The Group’s net sales and results of operations have historically been highest in the second quarter, reflecting the spring selling season in the Northern hemisphere, and lowest in the third quarter, when many of the Group’s production facilities experience summer shut-down periods, especially in Europe. Seasonal conditions also affect the Group’s construction equipment business, but to a lesser extent than its agricultural equipment business. The Group’s production levels are based upon estimated retail demand. These estimates take into account the timing of dealer shipments, which occur in advance of retail demand, dealer inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of manpower and facilities. However, because the Group spreads its production and wholesale shipments throughout the year, wholesale sales of agricultural equipment products in any given period may not necessarily reflect the timing of dealer orders and retail demand in that period.

Estimated retail demand may exceed or be exceeded by actual production capacity in any given calendar quarter because the Group spreads production throughout the year. If retail demand is expected to exceed production capacity for a quarter, then the Group may schedule higher production in anticipation of the expected retail demand. Often, the Group anticipates that spring-selling season demand may exceed production capacity in that period and schedules higher production, and anticipates higher inventories and wholesale shipments to dealers in the first quarter of the year. Thus, the Group’s working capital and dealer inventories are generally at their highest levels during the February to May period and decline towards the end of the year, as both the Group’s and its dealers’ inventories are typically reduced.

To the extent the Group’s production levels (and timing) do not correspond to retail demand, it may have too much or too little inventory, which could have an adverse effect on the Group’s financial position and results of operations.

The Group’s business may be affected by unfavorable weather conditions, climate change or natural disasters that reduce agricultural production and demand for agricultural equipment.

Poor or unusual weather conditions caused by climate change or other factors, particularly during the planting and early growing season, can significantly affect the purchasing decisions of the Group’s agricultural equipment customers. The timing and quantity of rainfall are two of the most important factors in agricultural production. Insufficient levels of rain prevent farmers from planting crops or may cause growing crops to die, resulting in lower yields. Excessive rain or flooding can also prevent planting or harvesting from occurring at optimal times and may cause crop loss through increased disease or mold growth. Temperature affects the rate of growth, crop maturity, crop quality and yield. Temperatures outside normal ranges can cause crop failure or decreased yields, and may also affect disease incidence. Natural disasters such as regional floods, hurricanes, storms and droughts can have a negative impact on agricultural production. The resulting negative impact on farm income can strongly affect demand for the Group’s agricultural equipment in any given period.

Fiat Industrial is and, subsequent to the Merger, if approved, DutchCo as successor to Fiat Industrial will be jointly liable for certain obligations of Fiat.

Under Italian law, following the Demerger, Fiat Industrial continues to be liable jointly with Fiat for liabilities of Fiat that arose prior to effectiveness of the Demerger and that remained unsatisfied at the effective date of the Demerger in the event that Fiat fails to satisfy such liabilities. This statutory liability is limited to the value of the net assets attributed to Fiat Industrial in the Demerger and will survive until the liabilities of Fiat existing as of the Demerger will be satisfied in full. Furthermore, Fiat Industrial may be responsible jointly with Fiat in relation to tax liabilities, even if such liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. Such potential liabilities, like all other liabilities of Fiat Industrial, will be assumed by DutchCo as successor to Fiat Industrial in the Merger. DutchCo estimates that the liabilities of Fiat that will be outstanding as of completion of the Merger for which DutchCo may be held jointly liable as described above in the event that Fiat fails to satisfy such obligations amount to approximately Euro 4.2 billion.

The Group’s business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.

The Group is involved in various product liability, warranty, product performance, asbestos, personal injury, environmental claims and lawsuits, governmental investigations and other legal proceedings that arise in the ordinary course of its business. The Group estimates such potential claims and contingent liabilities and, where appropriate, records provisions to address these contingent liabilities. The ultimate outcome of the legal matters pending against the Group is uncertain, and although such lawsuits are not expected individually to have a material adverse effect on the Group’s financial position or its profitability, such lawsuits could have, in the aggregate, a material adverse effect on the Group’s consolidated financial position, cash flows, results of operations or profitability. Furthermore, the Group could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on its results of operations in any particular period. In addition, while the Group maintains insurance coverage with respect to certain claims, it may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against any such claims. See also Note 30 to Fiat Industrial Audited Financial Statements for the year ended December 31, 2012 included elsewhere in this prospectus for additional information.

Risks related to the Group’s Indebtedness

The Group has significant outstanding indebtedness, which may limit its ability to obtain additional funding and limit its financial and operating flexibility.

As of December 31, 2012, the Group had an aggregate of €20.6 billion (including €16.0 billion relating to financial services companies) of consolidated gross indebtedness, and its equity was €5.7 billion, including minority interests.

The extent of the Group’s indebtedness could have important consequences to its operations and financial results, including:

•	the Group may not be able to secure additional funds for working capital, capital expenditures, debt service requirements or general corporate purposes;

•

the Group may need to use a portion of its projected future cash flow from operations to pay principal and interest on its indebtedness, which may reduce the amount of funds available to the Group for other purposes;

•	the Group may be more financially leveraged than some of its competitors, which could put it at a competitive disadvantage;

•	the Group may not be able to adjust rapidly to changing market conditions, which may make it more vulnerable to a downturn in general economic conditions or its business; and

•	the Group may not be able to access the capital markets on favorable terms, which may adversely affect its ability to provide competitive retail and wholesale financing programs.

These risks are exacerbated by current volatility in the financial markets resulting from perceived strains on the finances and creditworthiness of several governments and financial institutions, particularly in the Eurozone.

Among the anticipated benefits of the Merger is the expected reduction in funding costs over time due to improved debt capital markets positioning of the combined entity. However, certain of the circumstances and risks described may delay or reduce the expected cost savings from the future funding structures and the expected cost savings may not be achieved in full or at all.

Restrictive covenants in the Group’s debt agreements could limit its financial and operating flexibility.

The indentures governing certain of the Group’s outstanding public indebtedness, and other credit agreements to which companies in the Group are a party, contain covenants that restrict the ability of companies in the Group to, among other things:

•	incur additional debt;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	sell certain assets or merge with or into other companies;

•	use assets as security in other transactions; and

•	enter into sale and leaseback transactions.

For more information regarding the Group credit facilities and debt, see Note 27 to the Fiat Industrial Financial Statements included elsewhere in this prospectus.

THE CNH EXTRAORDINARY GENERAL MEETING

Date, Time, Place and Matters to be Considered at CNH Extraordinary General Meeting

At the extraordinary general meeting of CNH’s shareholders, to be held on [—], 2013 at [—] [a.m./p.m.] at [CNH’s offices in the World Trade Center Amsterdam Airport, 10th Floor, Tower B, Schiphol Boulevard 217, 1118 BH Schiphol Airport, the Netherlands], CNH’s shareholders will vote on the following proposals:

•	approval of the merger plan regarding the merger of CNH as merging entity and DutchCo as surviving entity; and

•	related corporate matters.

Pursuant to the merger agreement FNH, or Fiat Industrial if the FNH Merger has occurred, agreed to vote all of its CNH common shares in favor of these proposals at the extraordinary general meeting of CNH. As of March 1, 2013, Fiat Industrial owned approximately 87% of the authorized and issued common shares of CNH through FNH.

Quorum—Vote Required—Shareholders Entitled to Vote

At extraordinary general meetings of CNH, resolutions are adopted with the favorable vote of an absolute majority of votes validly cast at the meeting. If less than one-half of the shares entitled to vote at the extraordinary general meeting of CNH are present or represented, the resolution to approve the merger plan must be adopted with a majority of two-thirds of the votes validly cast. No quorum requirements apply to the extraordinary general meeting of CNH shareholders. Abstentions and broker non-votes will not be counted as votes in favor of the proposal. Abstentions will be recorded in the minutes of the meeting for record keeping purposes; broker non-votes will not be recorded. As of December 31, 2012, there were 242,335,300 outstanding CNH common shares. Each CNH common share is entitled to one vote.

In the event that a CNH shareholder is unable to attend the extraordinary general meeting, the shareholder may appoint another person to attend on his or her behalf by returning a completed and signed proxy form to CNH. Only persons in attendance at the extraordinary general meeting who are either registered shareholders or holding proxies of registered shareholders as of the applicable record date are entitled to attend and vote at the extraordinary general meeting.

Persons with the right to vote or attend the extraordinary general meeting shall be those persons who, as of [—], 2013, the record date for attendance at the extraordinary general meeting, are registered in CNH’s [Register of Shareholders], if they are shareholders, and in the Extraordinary General Meeting Register, designated by the Board of Directors for such purpose, if they are not shareholders.

In accordance with Dutch law and Article 16 of CNH’s Articles of Association, persons other than the registered shareholders who are permitted by law to attend the extraordinary general meeting must provide documentary evidence of their right to attend. Such evidence must be received at CNH’s offices no later than [—] on [—], 2013. J.P. Morgan, transfer agent for holders of shares of CNH listed on the NYSE, or its designee, will separately provide materials affording such holders the opportunity to vote at the extraordinary general meeting.

Shareholders will be informed of the CNH extraordinary general meeting by issuance of a press release, notice on CNH’s website and publication of a notice in [name of newspaper] not less than 42 days prior to the scheduled date of the meeting.

Record Date

The record date for the extraordinary general meeting of CNH’s shareholders is [—], 2013, which is 28 days prior to the CNH extraordinary general meeting.

Dissenters’, Appraisal, Cash Exit or Similar Rights

CNH shareholders will not have dissenters’, appraisal, cash exit or similar rights in connection with the Merger.

Interests in the Transaction

Some of the directors and executive officers of CNH may have interests in the Merger that are different from, or in addition to, the interests of the CNH shareholders. These interests include: economic benefits for certain directors and officers of CNH, who currently own Fiat Industrial ordinary shares, the appointment of certain executive officers of CNH as officers of DutchCo, the appointment of certain directors of CNH as directors of DutchCo, the indemnification of former directors and executive officers of CNH by DutchCo and the interests certain executive officers of CNH have by reason of their respective employment agreements.

If the Merger is completed, the directors and executive officers of CNH will receive 1 DutchCo common share for each Fiat Industrial ordinary share held as Merger Consideration. Based on the Fiat Industrial ordinary shares held as of March [    ] representing approximately [        ]% of the outstanding CNH common shares, the directors and executive officers of CNH will be entitled to receive, on an aggregate basis, [No.] DutchCo common shares, representing [        ]% of DutchCo shares outstanding after the Merger, in addition to the DutchCo common shares they will be entitled to receive in exchange for the CNH common shares that they hold.

On an individual basis the directors and executive officers of CNH will receive DutchCo common shares in exchange for Fiat Industrial ordinary shares that they hold in the following amounts:

•	Mr. [ ];

•	Mr. [ ]; and

•	Mr. [ ].

THE FIAT INDUSTRIAL EXTRAORDINARY GENERAL MEETING

Date, Time, Place and Matters to Be Considered

At the extraordinary general meeting of Fiat Industrial’s shareholders, to be held on [—], 2013 at [—] [a.m./p.m.] at [place], Fiat Industrial’s shareholders will vote[, among other things,] on the following proposals:

•	approval of the merger plan regarding the cross-border reverse merger of Fiat Industrial, as merging entity and DutchCo, as surviving entity; and

•	related corporate matters.

Single Call—Quorum—Vote Required—Shareholders Entitled to Vote

Since the extraordinary general meeting of Fiat Industrial to resolve upon the Merger is expected to be held on single call, according to Article 9 of Fiat Industrial’s By-laws, the extraordinary general meeting of Fiat Industrial will be considered regularly convened if Fiat Industrial shareholders representing at least one-fifth of shares entitled to vote attend. Abstentions and broker non-votes will be included in the calculation of the number of Fiat Industrial ordinary shares represented at the extraordinary general meeting for purposes of determining whether a quorum has been achieved. At such an extraordinary general meeting of the Fiat Industrial shareholders, resolutions are adopted with the favorable vote of at least two-thirds of the shares represented at such meeting. As of March 1, 2013, there were 1,222,560,323 outstanding Fiat Industrial ordinary shares. Each Fiat Industrial common share is entitled to one vote. As of the same date, Exor held approximately 30.01% of Fiat Industrial ordinary shares and approximately 30.05% of Fiat ordinary shares and Fiat held approximately 2.8% of Fiat Industrial ordinary shares. The extraordinary general meeting of Fiat Industrial is expected to be held on single call and, accordingly, if the necessary quorum is not met, the meeting will not be adjourned. Pursuant to Article 83-sexies (2) of the Italian Unified Financial Act, all persons for which Fiat Industrial has received a communication from a relevant authorized intermediary, on the basis of records at the close of business on the seventh trading day prior to the date of the meeting, shall be entitled to attend the shareholders’ meeting. Changes in shareholdings after this deadline are not considered for the purpose of determining voting rights at the relevant shareholders’ meeting and, therefore, any person becoming shareholder of Fiat Industrial after the above deadline will not be entitled to attend the extraordinary general meeting and vote.

Shareholders have been informed of the Fiat Industrial extraordinary general meeting by publication of a notice on Fiat Industrial’s website and in La Stampa.

On December 11, 2012, Exor entered into a voting agreement with CNH whereby it agreed to vote in favor of the Merger.

Dissenters’, Appraisal, Cash Exit or Similar Rights

Italian law does not entitle the holders of Fiat Industrial ordinary shares to formal appraisal rights in connection with the Merger. Fiat Industrial shareholders are, however, entitled to cash exit rights as specified under Italian law.

In particular, shareholders who do not concur in the approval of the extraordinary general meeting’s resolution will be entitled to exercise cash exit rights:

(i)	according to Article 2437(1)(c) of the Italian Civil Code, because the registered office of the surviving company in the Merger, DutchCo will be outside Italy as a result of the Merger;

(ii)	according to Article 2437-quinquies of the Italian Civil Code, because Fiat Industrial’s shares will be delisted from the MTA as a consequence of the Merger; and

(iii)	according to Article 5 of the Legislative Decree No. 108 of May 30, 2008, because the company resulting from the cross-border merger (i.e., DutchCo) will be governed by the law of a country other than Italy.

Pursuant to Article 2437-ter (3) of the Italian Civil Code, the price to be paid to the shareholders of Fiat Industrial who exercise their cash exit rights will be calculated on the basis of the arithmetic average of the closing price of Fiat Industrial ordinary shares (as calculated by Borsa Italiana S.p.A.) for the six-month period prior to the date of publication of the notice of call of the extraordinary general meeting of the Fiat Industrial shareholders.

For the purposes of the exercise of cash exit rights, qualifying shareholders shall be defined as those who did not concur to the approval of the extraordinary general meeting resolution. Such shareholders must have held their shares on a continuous basis from the date of the extraordinary general meeting held to approve the Merger until the date on which the right of cash exit is exercised.

Pursuant to Article 2437-bis of the Italian Civil Code, qualifying shareholders may exercise their cash exit right for all or a portion of their shares, by giving notice via registered letter to be sent to the registered offices of Fiat Industrial no later than 42 days from the day of registration of the extraordinary general meeting resolution with the Companies’ Register of Turin. The notice must contain the following information: the personal data of the shareholder exercising the cash exit rights; Italian tax code (if assigned), domicile (and, where possible, a telephone number) for communications concerning cash exit rights; the number of shares for which cash exit rights are exercised; instructions for crediting the payment for the shares for which cash exit rights are exercised to the withdrawing shareholder’s bank account; and details of the intermediary with which the shares for which cash exit rights are exercised are deposited.

The cash exit rights will be subject to the consummation of the Merger. Therefore, if the Merger does not become effective (for instance, if the conditions precedent to the Merger are not satisfied or waived), the shareholders who exercised the cash exit rights will not be entitled to receive the cash exit price calculated in accordance with Article 2437-ter (3) of the Italian Civil Code and they will continue to be shareholders of Fiat Industrial.

The shares with respect to which cash exit rights have been exercised will be offered by Fiat Industrial before the Merger becomes effective to its then existing shareholders and, subsequently, if any such shares remain unsold, they will be offered on the market for one trading day. All such offers and rules will be conditional on the effectiveness of the Merger. Following such offers, any remaining shares subject to exit rights will be cancelled.

On the date of the Merger becoming effective or immediately thereafter, the shareholders who exercised the cash exit rights shall receive the cash exit price via transfer of the appropriate amount to the shareholders’ bank account indicated in the notice of exercise of the cash exit rights.

Contestation Suits

Under Italian law, Fiat Industrial shareholders, as well as directors and members of the board of statutory auditors, may challenge the Merger resolution on the basis of the general rules for the challenge of shareholders’ resolutions (i.e., in case of resolutions adopted in breach of the law or Fiat Industrial’s By-laws). In particular, Fiat Industrial shareholders who do not concur in the approval of the merger plan and who hold at least one-thousandth of Fiat Industrial ordinary share capital, as well as directors and members of the board of statutory auditors could challenge the resolution by filing an action within 90 days of the registration of the Merger resolution in the Companies’ Register of Turin (Italy). Such suits could allege a violation of Italian law or Fiat Industrial’s By-laws. In addition, in very limited cases relating to material irregularities (such as failure to convene the shareholders’ meeting or illegality of the subject matter of the resolution), any Fiat Industrial shareholders, regardless of the amount of shares held, can challenge the Merger resolution within three years after the registration of such resolution with the Companies’ Register of Turin (Italy). If these Fiat Industrial shareholders contest the Merger resolution asserting that they would suffer irreparable harm if the Merger is implemented and succeed in proving the existence of a prima facie case, a competent court could issue, in its discretion, an injunction suspending the effect of the Merger resolution, therefore preventing the consummation of the Merger. If such an injunction is imposed, the implementation of the Merger could be delayed or hindered under Italian law. For as long as the Merger resolution remains suspended under Italian law, DutchCo and Fiat Industrial would be prevented from registering the Merger in the commercial register for DutchCo in the Netherlands. Pursuant to Article 17(1) of the Legislative Decree No. 108 of May 30, 2008, once the Merger deed has been executed before a Dutch civil law notary and has become effective pursuant to Dutch law, the Merger resolution can no longer be declared invalid and challenging shareholders could then only be entitled to monetary damages.

Interests in the Transaction

Some of the directors and executive officers of the Group may have interests in the Merger that are different from, or in addition to, the interests of the Fiat Industrial shareholders. These interests include, but are not limited to, economic benefits for certain directors and officers of the Group who currently own CNH common shares, the appointment of certain executive officers of the Group as officers of DutchCo, the appointment of certain directors of the Group as directors of DutchCo and the indemnification of former directors and executive officers of the Group by DutchCo. The Fiat Industrial Board of Directors was aware of these interests during its deliberations on the merits of the combination.

CNH Dividend

The merger agreement provides that, prior to the Merger and as a condition precedent to its effectiveness, a cash dividend of U.S. $10.00 per CNH common share be paid to the CNH minority shareholders. Following the payment of the CNH Dividend to the CNH minority shareholders, if the merger agreement is terminated, the CNH Dividend cannot be withdrawn, reclaimed or otherwise clawed back from the CNH minority shareholders.

In accordance with the merger agreement, on December 28, 2012, CNH paid a cash dividend of U.S. $10.00 per CNH common share to the CNH minority shareholders. The directors and executive officers of Fiat Industrial who held CNH common shares received the payment of the CNH Dividend for an aggregate amount of U.S. $218,086. On an individual basis, the CNH Dividend was paid to the directors and executive officers of FI in the following amounts:

•	Mr. Tobin: U.S. $167,100;

•	Mr. Klauser: U.S. $32,490; and

•	Mr. Mazzù: U.S. $18,496.

The payment of the CNH Dividend was not contingent on the Merger closing. Following the payment of the CNH Dividend to the CNH minority shareholders, if the merger agreement is terminated, the CNH Dividend cannot be withdrawn, reclaimed or otherwise clawed back from the CNH minority shareholders.

CNH Merger Consideration

If the Merger is completed, the directors and executive officers will receive 3.828 DutchCo common shares for each CNH common share held as Merger Consideration. Based on the CNH common shares held as of March 1, 2013, representing approximately 0.025% of the outstanding CNH common shares, the directors and executive officers of FI will be entitled to receive, on an aggregate basis, 229,629 DutchCo common shares, representing 0.017% of DutchCo shares outstanding after the Merger in addition to the DutchCo common shares they will be entitled to receive in exchange for the Fiat Industrial ordinary shares that they hold. On an individual basis such directors and executive officers of FI will receive DutchCo common shares in the following amounts:

•	Mr. Tobin: 150,497;

•	Mr. Klauser: 70,573; and

•	Mr. Mazzù: 8,559.

Positions in DutchCo

In addition, the following executive officers of Fiat Industrial are expected to be appointed to the [Group Executive Council] of DutchCo, beginning at the time of closing of the Merger:

•	[—] as [—];

•	[—] as [—];

•	[—] as [—];

•	[—] as [—];

•	[—] as [—]; and

•	[—] as [—];

Indemnification and Insurance

Pursuant to the merger agreement, DutchCo is required to maintain directors’ and officers’ liability insurance for a period of six years from the effective time of the CNH Merger (or a six-year extended reporting period endorsement) covering all persons covered by Fiat Industrial’s or CNH’s directors’ and officers’ liability insurance policies prior to the effective time of the CNH Merger for actions taken by such persons prior to the effectiveness of the Merger on terms no less favorable than the terms of such current insurance coverage.

Creditor Opposition Rights

The effectiveness of the Merger is subject to the exercise of Fiat Industrial’s creditors’ rights pursuant to Italian law for a period of 60 days following the registration with the Companies’ Register of Turin (Italy) of the minutes of the extraordinary general meeting of the Fiat Industrial shareholders approving the merger plan.

Provided that resolutions approving the merger plan are duly adopted by the Fiat Industrial shareholders at the extraordinary general meeting, under Italian law, the resolutions must be registered with the Companies’ Register of Turin (Italy) and a 60-day waiting period from the date of such registration must be observed prior to closing of the FI Merger. During this period, creditors whose claims precede the registration of the merger plan with the Companies’ Register of Turin (Italy) may challenge the FI Merger before an Italian court of competent jurisdiction. If a challenge is filed, the court may authorize the effectiveness of the Merger but may require the posting of a bond sufficient to satisfy creditors’ claims.

Shareholding Structure

The chart below shows the shareholding structure of DutchCo immediately following the Merger:

The percentages of ownership shown above are based on the numbers of Fiat Industrial ordinary shares and CNH common shares outstanding as of the date hereof. Those numbers of outstanding shares may change prior to the record date of the Merger as a result of the issuance of shares pursuant to employee stock compensation plans and the exercise of cash exit rights by Fiat Industrial shareholders, but the percentages indicated above are not expected to change significantly. Immediately following the Merger, Exor will own approximately 27% of the DutchCo common shares. In addition, immediately following the Merger, Fiat S.p.A. will own approximately 2.6% of the DutchCo common shares. Exor currently controls Fiat S.p.A. through its 30.05% shareholding interest.

As a result of the loyalty voting mechanism, the voting power in DutchCo will depend on the number of special voting shares that will be issued by DutchCo. If Exor elected to participate in the loyalty voting structure with respect to all of the DutchCo common shares it will be entitled to receive upon completion of the Merger, and no other shareholder elected to participate in the loyalty voting structure, Exor’s voting power in DutchCo immediately following completion of the Merger could be as high as approximately 43%. The voting power in DutchCo immediately following the Merger will depend on the elections for special voting shares that eligible Fiat Industrial shareholders and CNH shareholders will make following the relevant extraordinary shareholders meeting.

THE MERGER

The following is a description of the material aspects of the Merger. While DutchCo believes that the following description covers the material terms of the Merger, the description may not contain all of the information that is important to you. DutchCo encourages you to carefully read this entire prospectus, including the merger agreement attached to this prospectus as Appendix A, for a more complete understanding of the Merger.

Background to the Merger

The management and Board of Directors of Fiat Industrial and, prior to the Demerger, Fiat had from time to time over the past several years reviewed the shareholder structure of the Fiat Group, as well as the substantial majority interest held in the share capital of CNH, with a view to evaluating whether a simplified structure would enhance shareholder value. The shareholder structure, and in particular the existence of multiple listed securities, resulted from a series of strategic transactions which were pursued by Fiat in the past, including actions taken by Fiat to support the strategic initiatives and operations of CNH. Fiat Industrial, however, believed that the structure presented a number of disadvantages arising from duplicative layers of corporate governance and regulation and the existence of distinct equity securities for Fiat Industrial and CNH listed on separate markets, which encumbered intra-group dealings and restricted strategic flexibility. Furthermore, Fiat Industrial considered that the limited public float of CNH constrained valuation and hindered the Group’s ability to capitalize on strategic opportunities. It was Fiat Industrial’s belief that the above issues had been exacerbated by the Demerger, because CNH represented a much higher proportion of Fiat Industrial than it did of Fiat prior to the Demerger and the investment appeal of Fiat Industrial and CNH overlapped significantly.

In mid-2011, Fiat Industrial had preliminary exploratory discussions with financial and legal advisors about potential solutions to address the shareholder structure of CNH; these preliminary analyses were suspended shortly thereafter because the significant market volatility experienced in Europe as a result of the Euro currency and sovereign debt crisis made execution of any strategic transaction with CNH more difficult. No proposal with respect to a solution to address CNH’s shareholder structure was presented to the Fiat Industrial Board of Directors and no contact was made with CNH before the preliminary investigation was suspended.

In the latter half of 2011, Fiat Industrial proceeded instead with an alternative means to simplify the Group capital structure by proceeding with a proposal to convert two of its three outstanding classes of shares – savings shares and preference shares – into ordinary shares. This conversion was approved by the required vote of Fiat Industrial shareholders in April 2012 and became effective in May 2012.

In early 2012, Fiat Industrial management was approached by several investment banks proposing potential solutions to address the shareholder structure of the Group. Beginning in April 2012, Fiat Industrial management began working with Goldman Sachs International (“Goldman Sachs”) and with Sullivan & Cromwell LLP (“Sullivan & Cromwell”), Fiat Industrial’s legal advisors, Legance, Fiat Industrial’s Italian legal advisors, and Freshfields Bruckhaus Deringer, Fiat Industrial’s Dutch legal advisors, to identify various alternatives to address the issues that Fiat Industrial intended to resolve and achieve the goals of creating a true peer both in scale and capital markets appeal to the major North American-based global capital good companies. Fiat Industrial advisors were instructed to work on a proposal that would enhance the value of the Fiat Industrial Group to international investors and provide a platform for future growth through enhanced strategic flexibility.

After evaluating various proposals, Fiat Industrial determined that an all share merger of Fiat Industrial and CNH into a newly established Dutch company would be the structure most suitable to achieve the strategic and financial objectives of Fiat Industrial and create a single class of liquid stock listed in New York and on a European stock exchange. Other potential structures were considered, including other transactional forms such as a cash offer for the minority CNH common shares, followed by a compulsory squeeze-out once Fiat Industrial met the necessary ownership threshold under Dutch law. However, the share for share merger provided several key advantages over alternative structures: it would (i) contribute to an expanded shareholder base, particularly in the United States where a significant portion of CNH minority shareholders were believed to be based which would promote coverage by investment analysts, (ii) limit the cash expenditure for Fiat Industrial thereby enhancing the Group’s credit rating and lowering its cost of capital, (iii) allow shareholders of both companies to participate in the growth prospects of the combined Group and (iv) enable a corporate structure based on a holding company organized in the Netherlands, which would benefit from a flexible and beneficial corporate environment that is familiar to international investors, and list the combined company’s shares on the New York Stock Exchange where the principal competitors of the Group are listed.

On April 5, 2012, the Chairman of Fiat Industrial, during a presentation at Fiat Industrial’s annual general meeting, noted that Fiat Industrial had received suggestions from investment banks regarding a process of simplification of the Group’s shareholder structure and indicated that Fiat Industrial intended to move forward to address the structural issues created by the CNH minority stake once an appropriate solution had been identified.

At Fiat Industrial board meetings on April 25, 2012 and May 15, 2012, potential structures for a transaction having the desired attributes were discussed with Fiat Industrial’s Board of Directors. At the May 25, 2012 meeting, the Board of Directors of Fiat Industrial, without approving the final terms of any transaction, expressed its support for a transaction with CNH that would rationalize the shareholding structure of the Fiat Industrial Group and permit shareholders of both companies to realize the benefits of the simplified structure on equal footing. The general parameters of the strategic transaction discussed at that board meeting included a merger of each of Fiat Industrial and CNH into a new company to be formed in the Netherlands, with a merger ratio to be based on recent market prices before announcement and a governance structure to include a loyalty voting mechanism.

At a board meeting of CNH on May 24, 2012, the Chairman of Fiat Industrial indicated that Fiat Industrial was working with its advisors on a proposed transaction and that it was likely that a proposal would be submitted to CNH in the near future.

On May 30, 2012, Fiat Industrial delivered the following letter to the Board of Directors of CNH inviting it to explore the benefits of a proposed merger between CNH and Fiat Industrial, outlining the principal features of the proposed transaction, and issued a press release disclosing the contact.

“May 30, 2012

Board of Directors

CNH Global N.V.

Re:    Potential Transaction with Fiat Industrial S.p.A.

Gentlemen,

I am writing on behalf of Fiat Industrial S.p.A. (“FI”), to invite the Board of Directors of CNH Global N.V. (“CNH”) to explore the benefits of a potential strategic transaction between FI and CNH.

The existing shareholding structure of FI and its affiliates (the “FI Group”), including the two distinct equity securities for FI and CNH listed on separate markets, is the result of a series of transactions pursued long ago by Fiat Group. The resulting corporate structure is cumbersome and value constraining in a number of respects. This unwieldy structure requires the FI Group to cope with duplicative “home” jurisdictions and layers of governance which, among other things, unnecessarily complicate intra-group dealings. More fundamentally, the minority shareholding in CNH represents such a small public float that it not only constrains the valuation of both CNH and FI, it also hinders the group’s ability to capitalize on strategic opportunities that arise from time to time, while inviting arbitrageurs to exploit market inefficiencies at the expense of shareholders in both companies. These concerns were exacerbated by FI’s demerger from Fiat S.p.A. because of the higher proportion of FI represented by CNH.

FI’s Board of Directors believe the market demands a solution.

FI has for some time thought that these structural issues should be addressed once an appropriate and workable solution was identified. As I have mentioned publicly over the past two months both at FI’s annual shareholders’ meeting and in the teleconference discussing FI’s first quarter results, following the completion of the simplification of FI’s share structure we began to receive proposals from investment banks suggesting ways to further simplify the ownership structure of the broader FI Group. FI has been evaluating these proposals over the past few weeks, and has identified a preferred solution. Now that a workable solution has been identified, I believe that FI and CNH can and should resolve these structural issues promptly.

In FI’s view an appropriate solution would: (i) simplify FI Group’s ownership structure to create a single class of liquid stock listed in New York with a secondary listing in Europe and (ii) build a true peer both in scale and in capital market appeal to the major North American-based global capital goods companies. Such a solution would enhance the value of the FI Group to international investors and provide an attractive platform for future growth opportunities. We expect this solution to benefit the shareholders of both companies.

Beyond the benefits inherent in removing the overhang of a single dominant shareholder, the combination of CNH with FI would have a number of industrial and operational benefits for CNH and its shareholders, including the ability to more effectively utilize the financial services and treasury operations of the broader group and achieve greater scale in key emerging markets as well as guaranteeing access to a stable supply of engine know-how and industrial capabilities by being fully aligned with FPT’s powertrain operations.

To this end, the FI board proposes a transaction between FI and CNH on the following terms:

•

Transaction. FI and CNH would combine into a new holding company organized in the Netherlands or adopt a similar structure (“Newco”) based on exchange ratios established at market and determined using the undisturbed market prices of the shares of each of FI and CNH for a short period prior to the announcement of the transaction. For clarity, this period refers to the period in March/April 2012 when the matter was first raised publicly. Our intention is that neither set of shareholders would receive a premium, other than over time through the removal of the existing constraints on valuation.

•

Loyalty Voting Structure. As you know, the FI Group (and before the demerger, the Fiat Group) has benefited tremendously from the support of its core shareholders. FI believes that it will be critical to the success of the combined group to foster the development and continued involvement of a core base of long-term shareholders in a manner that reinforces the group’s stability, while enhancing flexibility to pursue strategic opportunities. Therefore, under FI’s proposal, the shareholders of both FI and CNH would receive ordinary shares of Newco which would be freely tradable following the mergers. Shareholders that participate in the shareholders’ meetings of FI or CNH to consider the transaction and continue to hold their shares until closing, regardless of how they vote, could elect to have their ordinary shares registered in a special segment of Newco’s share register and be entitled to two votes per share. Shareholders would be entitled to retain these double-vote shares indefinitely. Any shares transferred subsequently would be placed in the regular segment of the share register and then be entitled to a single vote. New shareholders with single-vote shares could thereafter “earn” a double vote through a loyalty mechanism, simply by holding the shares continuously for at least three years. This high/low vote structure has been used by other European companies as a fair way to facilitate a stable shareholder base and reward long-term share ownership, while enhancing the group’s flexibility to pursue strategic opportunities.

•

Closing Conditions. The closing of the mergers would be subject to limited closing conditions, including a cap of €250 million on the exercise of withdrawal rights by FI shareholders as well as any exercise of creditors’ rights. The shareholder withdrawal rights are required by Italian law solely as a consequence of the redomiciliation from Italy to the Netherlands. As you may know, we implemented a similar condition in FI’s recently completed share simplification and the condition successfully deterred opportunistic withdrawals. In addition, the closing for each company would be conditioned on one another as well as any necessary regulatory approvals.

The FI board has expressed its support for a transaction with CNH that would rationalize the shareholding structure of the FI Group and permit shareholders of both companies to realize the benefits of the simplified structure on equal footing within the parameters outlined above. Although the FI board has not resolved the specific final terms of a transaction, which would, of course, have to be approved by each of the FI board and the CNH board, it does not intend to consider other structures and specifically is not interested in making a cash offer for the CNH minority shares.

I expect that the CNH independent directors will wish to form a committee composed of its independent directors and the committee and its advisors will have significant work to do to evaluate the proposed transaction. The FI board, however, believes that it is important that we complete a transaction by the end of 2012. Given the significant work that will be required to meet that goal, I trust that any committee and its advisors would be able to evaluate the proposed transaction promptly so that we are able to reach a definitive agreement within the next several weeks. FI’s advisors and management are available to you at any time to assist in due diligence and any other aspects of this proposal.

The transaction described above will require the approval of the shareholders of each of FI and CNH. The CNH minority shareholders will not have a separate vote on the transaction and FI intends to vote all of its shareholdings in CNH in favour of the proposed transaction. Accordingly, in our view it is both essential and in FI’s and CNH’s mutual best interests that we protect the independence of the CNH board decision-making process and the integrity of action taken to resolve on a merger proposal presented to a vote of CNH shareholders. Therefore, the CNH board members who have served on the FI board or in management would not participate in the CNH board deliberation on these issues.

I would be happy to organize a telephone conference call with the CNH board to answer any questions you may have on the proposal. I also encourage the independent members of the CNH board to consult with one another and, as they feel appropriate, external advisors of their choosing.

This letter triggers an obligation for FI to report its plans for CNH pursuant to U.S. securities laws and a statement will then also be required under Italian law. Accordingly, FI intends to lodge an announcement with Consob prior to the open of business in Italy on Wednesday, May 30, 2012 and file an amended Schedule 13D including this letter that morning U.S. time. I assume CNH will also publicly announce the receipt of this proposal and I would appreciate being apprised as to the timing and content of any announcement so that any market communications by FI Group are up to date.

I look forward to hearing from you.

Very truly yours,

Sergio Marchionne

Chairman”

The Board of Directors of CNH held a meeting on May 30, 2012 and an ad hoc group of independent CNH directors convened to approve a notice acknowledging receipt of the foregoing proposal and advising shareholders that they need not take immediate action in response. This group of directors also began planning activities, including the potential appointment of legal and financial advisors.

On the same day, the Board of Directors of CNH issued a press release acknowledging receipt of Fiat Industrial’s proposal and announcing that it would evaluate Fiat Industrial’s proposal through a committee of unconflicted directors which would retain independent financial and legal advisors.

In June 2012, a group of CNH independent directors retained Cravath Swaine & Moore LLP (“Cravath”), and De Brauw Blackstone Westbroek N.V. (“De Brauw”), as U.S. legal counsel and Dutch legal counsel, respectively, to represent the proposed Special Committee in connection with the Fiat Industrial proposal. Bonelli Erede Pappalardo (“Bonelli”) was also retained as Italian legal counsel for the group of CNH independent directors. On June 19, 2012, Cravath, De Brauw and Dutch counsel for CNH interviewed all CNH directors (other than Sergio Marchionne, Harold Boyanovsky, Paolo Monferino and Richard J. Tobin) in order to obtain information that would assist the Board of Directors of CNH in establishing the Special Committee of the Board of Directors of CNH in accordance with Dutch law, including the standards for independence and absence of conflicts of interests.

On June 24, 2012, the Board of Directors of CNH formed a Special Committee of unconflicted directors, which we refer to as the Special Committee, consisting of Thomas J. Colligan, as Chairman, Kenneth Lipper, Edward A. Hiler, Jacques Theurillat and Rolf M. Jeker. The Special Committee was authorized and directed to consider whether the proposed transaction was in the best interests of CNH and all of its stakeholders (including its shareholders and the business it operates), as well as consider available alternatives to the proposed transaction. The Special Committee had been delegated by the Board express authority to negotiate and/or reject the proposed transaction.

In late June 2012, members of the Special Committee interviewed, on behalf of the Special Committee, six internationally recognized financial advisory firms to serve as financial advisors to the Special Committee. On June 29, 2012, the Special Committee held a meeting with its legal advisors to select financial advisors and determine the compensation and fee structure of its financial advisors. After careful consideration, the Special Committee decided to retain J.P. Morgan Securities LLC (“J.P. Morgan”) and Lazard Frères & Co. LLC (“Lazard”) because each has a leading global investment banking franchise and relevant industry, transaction and negotiation experience, particularly in the trucking industry and European markets, and, in the case of Lazard, also because Lazard represented to the Special Committee that it was not currently providing and had not, during the three years preceding its engagement, provided investment banking services to Fiat Industrial or Fiat Industrial’s largest shareholder, Exor.

On July 11, 2012, the Special Committee held a meeting with its legal and financial advisors during which the Special Committee considered various matters relating to the proposed transaction. Together with its legal advisors, the Special Committee considered the process for evaluating the proposed transaction under Dutch law and the legal standards and duties that applied to the Special Committee’s decision-making. It was determined that seven members of the Board of Directors of CNH – Sergio Marchionne, Harold D. Boyanovsky, Paolo Monferino, Richard J. Tobin, Léo W. Houle, John Lanaway and Peter Kalantzis – were not unconflicted with respect to the proposed transaction and, as a result, in accordance with Dutch law and the articles of association of the Company, such members should not participate in the deliberations or determinations of the Board of Directors of CNH on the proposed transaction.

The Special Committee, together with its legal advisors, further considered the tax structure of the proposed transaction and the benefits of obtaining U.K. tax residency for DutchCo, and the Special Committee decided to retain Slaughter and May as its tax counsel with respect to U.K. tax law matters.

The Special Committee’s financial advisors delivered presentations to the Special Committee on Fiat Industrial’s business, competitive position and strategy, as well as the trucking industry generally, and provided an analysis of the financial terms of Fiat Industrial’s proposal. The Special Committee’s financial advisors recommended that the Special Committee obtain updated five-year financial projections from CNH and Fiat Industrial.

The Special Committee invited Burson-Marsteller (“Burson”) and another public relations firm to deliver presentations on their communications strategies and experience as public relations advisors. Following these presentations and after careful consideration of the experience and expertise of each firm, the Special Committee decided to retain Burson as its public relations advisor.

On July 12, 2012, the Special Committee issued a press release announcing that CNH had formed a Special Committee of independent and unconflicted directors, and that the Special Committee had engaged Cravath, De Brauw and Bonelli as its legal advisors, and J.P. Morgan and Lazard as its financial advisors. The Special Committee further announced that approval of the proposed transaction would require the approval of the independent and unconflicted members of the Board of Directors of CNH.

The parties entered into a confidentiality agreement on July 23, 2012 in order to exchange confidential information for the purpose of evaluating the business combination proposed by Fiat Industrial, including business and legal due diligence investigations. On July 24, 2012, Fiat Industrial provided the Special Committee’s financial and legal advisors with access to an electronic data room and, from time to time up to November 25, 2012, Fiat Industrial supplemented the information contained in the data room and otherwise engaged in exchanging business, financial and legal information in response to requests from the Special Committee’s advisors.

As part of the document request of July 12, 2012, and on subsequent occasions in the following weeks, the Special Committee, through its advisors, requested Fiat Industrial to make available to them updated and extended financial forecasts for the Fiat Industrial Group covering a five-year period through the year 2016. Fiat Industrial responded to those requests indicating that such requested five-year forecasts did not exist because the historical practice by Fiat Industrial and its predecessor had been to plan its strategic and industrial development in cycles covering certain five-year periods and that the then-current cycle covered the 2010-2014 five-year period.

On July 20 and July 27, 2012, the Special Committee held meetings with its legal advisors, during which the Special Committee considered various matters relating to the proposed transaction, including the due diligence process and the status of the Special Committee’s request for updated five-year projections from Fiat Industrial and CNH. The Special Committee authorized Cravath to schedule meetings with minority shareholders of CNH, to be held on August 9, 2012, so that the Special Committee could better understand their views with respect to the proposed transaction.

On July 30, 2012, the CNH Board of Directors met. At the meeting the Chairman of the Special Committee provided the board with an update on the activities of the Special Committee. He confirmed that the Committee had engaged legal as well as financial advisors to assist in the Special Committee’s evaluation of the proposal presented by Fiat Industrial. He also confirmed that the Special Committee requested that CNH and Fiat Industrial provide certain information in connection with its analysis of the proposal.

On August 3, 2012, the Special Committee held a meeting with its legal and financial advisors. The Special Committee and its financial advisors revisited the importance of receiving updated five-year financial projections from each of CNH and Fiat Industrial. The Special Committee and its legal advisors discussed the tax residency of DutchCo, and the Special Committee’s financial advisors presented an analysis of the proposed exchange ratio in the transaction proposed by Fiat Industrial. Following the presentation, the Special Committee instructed its financial advisors to perform additional analysis with respect to the proposed exchange ratio in the proposed transaction.

On August 9, 2012, the Special Committee, together with its legal and financial advisors, held meetings with representatives of certain minority shareholders of CNH. Each minority shareholder was advised that the Special Committee was participating in the meetings in “listen-only” mode and would not answer questions or disclose information in addition to the information contained in its May 30, 2012 press release. At the meeting, the minority shareholders expressed their views on various matters relating to the proposed transaction, including the form of the consideration offered by Fiat Industrial, the exchange ratio proposed by Fiat Industrial, demerger liabilities of Fiat Industrial and valuation and strategic considerations relating to the Iveco business.

On August 14, 2012, the Special Committee, through its advisors, delivered to CNH a formal request for five-year updated financial forecasts. On August 17, 2012, in response to the Special Committee’s requests, Fiat Industrial responded by letter agreeing to prepare a set of internal financial forecasts covering the 2012-2016 period.

During the remainder of August 2012, the Special Committee met several times with its advisors to discuss various matters relating to the proposed transaction, including the ongoing due diligence process and the status of the Special Committee’s request for updated five-year financial projections from Fiat Industrial and CNH, as well as the letter received on August 30, 2012 from FPT Industrial S.p.A., which we refer to as FPT Industrial, advising that FPT Industrial intended to raise prices for engines sold to CNH.

On September 5, 2012, the CNH Board of Directors approved internal financial forecasts for the period 2012-2016 and on September 11, 2012, CNH delivered updated forecasts to the Special Committee. Such internal forecasts were prepared by CNH solely for purposes of the discussions with the Special Committee and not with a view to public disclosure.

On September 14, 2012, the Special Committee held a meeting with its legal and financial advisors, during which it discussed the upcoming management presentation by CNH scheduled for September 17, 2012 and the proposed FPT Industrial engine price increases.

On September 17, 2012, the management of CNH met with the Special Committee and its financial advisors and delivered a presentation on the CNH updated five-year financial forecast.

The Special Committee met with its advisors on the following day and discussed the management presentation delivered by CNH. The Special Committee requested that its financial advisors commence work analyzing the adequacy of the exchange ratio in the proposed transaction, from a financial point of view, to the minority shareholders of CNH. At a subsequent meeting with its advisors on September 21, 2012, the Special Committee further considered the proposed FPT Industrial engine price increases, the status of its request for updated five-year financial projections from Fiat Industrial and potential responses to the Fiat Industrial proposal.

On September 24, 2012, Fiat Industrial provided the Special Committee’s advisors with a draft of Fiat Industrial’s 2012-2016 internal financial forecast. Such internal forecasts were prepared by the management of Fiat Industrial solely for purposes of the discussions with the Special Committee.

On September 27, 2012, the Special Committee held a meeting with its legal and financial advisors, during which it considered the financial projections received from Fiat Industrial, potential demerger liabilities of Fiat Industrial and their impact on valuation and the ongoing analysis by CNH’s Audit Committee of the proposed FPT Industrial engine price increases.

On October 4, 2012, the chief executive officer of Iveco, the chief executive officer of FPT Industrial, Fiat Industrial’s controller, Fiat Industrial’s general counsel, together with other representatives of Fiat Industrial’s management and representatives of Goldman Sachs and Sullivan & Cromwell, met in New York with the Chairman of the Special Committee, two other members of the Special Committee (one of whom participated by teleconference) and the Special Committee’s financial and legal advisors. At that meeting, Fiat Industrial’s management presented the 2012-2016 internal financial forecast to the Special Committee and its advisors.

In response to requests made at and following the October 4 meeting, between October 5 and October 12, 2012, Fiat Industrial provided the Special Committee advisors with supplemental information, including in the course of a teleconference among Fiat Industrial’s general counsel, controller and other management representatives, Fiat Industrial advisors and the advisors of the Special Committee.

On October 9, 2012, the Special Committee held a meeting with its legal and financial advisors. The Special Committee’s financial advisors delivered a presentation on the proposed exchange ratio in the proposed transaction, including a comparison of management versus independent research analysts’ projections, comparable trading companies and precedent transactions. The presentation took into account certain assumptions with respect to the proposed FPT Industrial engine price increases. The Special Committee held an executive session to discuss the proposed transaction and after the executive session directed its financial advisors to use independent research analysts’ projections for CNH and Fiat Industrial as the basis for analyzing the adequacy of the proposed exchange ratio in the proposed transaction, from a financial point of view, to the CNH minority shareholders.

On October 12, 2012, the Special Committee held a meeting with its legal and financial advisors. The Special Committee and its financial advisors discussed the October 9, 2012 financial advisor’s presentation, then each financial advisor orally delivered its opinion, which was subsequently confirmed by delivery by each of a written opinion dated October 12, 2012, to the effect that, as of such date, and subject to the assumptions, matters considered and limitations and qualifications described in such opinion, the proposed exchange ratio in the proposed transaction was inadequate, from a financial point of view, to the minority shareholders of CNH. The Special Committee then unanimously resolved that the proposed transaction was inadequate and not in the best interests of CNH and its shareholders and the business it operates.

On October 12, 2012, the Chairman of the Special Committee contacted the Chairman of Fiat Industrial indicating that the Special Committee concluded that Fiat Industrial’s proposal of May 30, 2012 was inadequate and not in the best interest of CNH’s shareholders. On October 14, 2012, the Special Committee held a meeting with its legal and financial advisors and discussed the issuance of a press release publicly rejecting the proposed transaction. At a teleconference meeting on October 14, 2012, the Board of Directors of Fiat Industrial met to consider the communication received from the Special Committee and, at that meeting, reiterated its commitment to the strategic and financial benefits of the merger.

On October 15, 2012, the Special Committee issued a press release publicly rejecting Fiat Industrial’s proposal. In the press release, the Special Committee announced that it had unanimously determined that the proposed transaction was inadequate and not in the best interests of CNH and its shareholders and the Special Committee would not recommend the proposed transaction to the Board of Directors of CNH. The Special

Committee also announced it would evaluate any alternatives proposed by Fiat Industrial. On the same day, Fiat Industrial issued a press release announcing that it had asked its advisors to meet with the advisors to the Special Committee to determine the basis for the Special Committee’s decision and explore whether the parties could reach agreement on revised terms for a merger transaction on a basis broadly consistent with that of Fiat Industrial’s proposal of May 30, 2012, including the need to maintain appropriate credit ratings for the Group, attract a wider range of international investors and provide an appropriate platform from which to pursue future growth opportunities. Fiat Industrial further reiterated to the CNH Board of Directors that Fiat Industrial desired to move forward with a transaction promptly and that, accordingly, it would seek to reach agreement within the next several weeks.

On October 18, 2012, the Special Committee held a meeting with its legal and financial advisors. The Special Committee and its advisors discussed market, financial media and analyst responses to the press release issued by the Special Committee on October 15, 2012 and the approach to be taken by the Special Committee’s financial advisors during future meetings with Goldman Sachs, the financial advisors of Fiat Industrial. The Special Committee and its advisors discussed the exchange ratio, the importance of including cash consideration and other protections for minority shareholders.

Later that day, at the direction of the Special Committee, representatives of J.P. Morgan and Lazard held a meeting with Goldman Sachs. At the meeting, the financial advisors of Fiat Industrial confirmed to the financial advisors of the Special Committee that Fiat Industrial intended the exchange ratio proposed by it on May 30 to be 3.828. Fiat Industrial determined such exchange ratio based upon (i) the average closing prices of Fiat Industrial ordinary shares on the MTA in the 30 calendar days prior to April 5, 2012, the day of the first public announcement of a potential combination between Fiat Industrial and CNH common shares, and (ii) the average closing prices of CNH common shares on the NYSE during the same period.

On October 19, 2012, the Special Committee held a meeting with its legal and financial advisors. The Special Committee and its advisors discussed the financial advisors’ meeting with Goldman Sachs on October 18, 2012, Fiat Industrial’s calculation of the proposed exchange ratio and potential revised terms for the transaction, including a “majority of the minority” condition and a mix of stock and cash consideration.

On October 22, 2012, at the direction of the Special Committee, representatives of J.P. Morgan and Lazard held a second meeting with Goldman Sachs.

On October 23, 2012, the Special Committee held a meeting with its legal and financial advisors and discussed the financial advisors’ meeting with Goldman Sachs on October 22, 2012, valuation of Fiat Industrial and discussion topics for the upcoming meeting with the Chairman of Fiat Industrial scheduled for October 25, 2012.

On October 25, 2012, the Special Committee and its advisors met with the Chairman of Fiat Industrial and representatives of Sullivan & Cromwell and Goldman Sachs.

On October 29, 2012, the Special Committee held a meeting with its legal and financial advisors to discuss the October 25, 2012 meeting with the Chairman of Fiat Industrial and potential next steps.

Between October 16 and October 31, 2012, financial advisors to the Special Committee and Fiat Industrial met on several occasions to explore potential amended terms of the proposed merger, including a meeting in New York on October 25, 2012 among two members of the Special Committee, the Chairman of Fiat Industrial and representatives of Sullivan & Cromwell, Cravath, Goldman Sachs, J.P. Morgan and Lazard.

On October 31, 2012, the Chairman of the Special Committee spoke with the Chairman of Fiat Industrial and indicated that it was the Special Committee’s belief that a significant portion of the minority shareholders of

CNH would attribute significantly greater value to a transaction offering consideration in cash compared to consideration solely comprised of DutchCo common shares. The Chairman of the Special Committee further reiterated the Special Committee’s belief that the value of the consideration offered by Fiat Industrial on the basis of the May 30 proposal was not adequate and that a higher consideration would be necessary in order for a transaction to be agreed.

Beginning on November 1, 2012, Fiat Industrial and its advisors explored alternatives designed to permit CNH minority shareholders to receive cash in lieu of or in addition to DutchCo common shares in the transaction.

On November 6, 2012, following discussions between J.P. Morgan, Lazard and Goldman Sachs, Fiat Industrial outlined the potential terms of an improved offer, including that each CNH minority shareholder would receive, for each CNH common share (i) a $7.50 extraordinary dividend and (ii) at the election of each minority shareholder, either (A) 3.828 shares of DutchCo or (B) $41.50 in cash pursuant to a tender offer, that would have been commenced following the effectiveness of the Merger, for the shares of DutchCo obtained as merger consideration. The remaining terms of the Fiat Industrial offer were substantially the same as in Fiat Industrial’s original proposal.

On November 8, 2012, the Special Committee’s financial advisors discussed with CNH management certain assumptions the financial advisors utilized in their previous analysis, as directed by the Special Committee, including assumptions regarding intersegment notes receivables and the proposed FPT Industrial price increases.

On November 11, 2012, the Special Committee held a meeting with its legal and financial advisors. The Special Committee’s financial advisors delivered a presentation analyzing the proposed aggregate consideration to be received by CNH minority shareholders in the improved offer and discussed the assumptions they had utilized relating to intersegment notes receivables and the proposed FPT Industrial price increases as directed by the Special Committee. Representatives of De Brauw discussed with the Special Committee the proposed loyalty voting structure and means to improve the structure. The Special Committee then held an executive session to discuss the revised terms of the proposed transaction and authorized the Chairman of the Special Committee to discuss with the Chairman of Fiat Industrial a request that Fiat Industrial increase the aggregate consideration to be received by CNH minority shareholders (i.e., the sum of the cash dividend plus the stock consideration or the cash component, as applicable).

On November 12, 2012, in response to the Chairman of the Special Committee’s request, the Chairman of Fiat Industrial outlined to the Special Committee the potential terms of a further revised offer. Those terms provided that each CNH minority shareholder would receive for each CNH common share (i) a $7.50 extraordinary dividend and (ii) at the election of each CNH minority shareholder, either (A) 3.828 shares of DutchCo or (B) $42.50 in cash pursuant to a tender offer that would have been commenced following the effectiveness of the Merger for the shares of DutchCo obtained as merger consideration. The remaining terms of the Fiat Industrial offer were substantially the same as in Fiat Industrial’s original proposal.

On November 14, 2012, the Special Committee held a meeting with its legal and financial advisors, during which it considered the terms of Fiat Industrial’s improved offer, including the difference in the value of the stock consideration and the tender offer price offered to the CNH minority shareholders. The Special Committee met in an executive session to discuss the proposed transaction and authorized the Chairman of the Special Committee to request that the Fiat Industrial proposal with respect to the consideration to be paid to the CNH minority shareholders be further revised and improved. Such request was conveyed by the Chairman of the Special Committee to the Chairman of Fiat Industrial later that day.

On November 19, 2012, the Fiat Industrial Board of Directors met to consider and approve the terms of a “best and final” offer to CNH. To improve upon the original offer, Fiat Industrial would propose the payment of a cash dividend of U.S. $10.00 per CNH common share payable, if possible, prior to the end of 2012, to the CNH minority shareholders in addition to the original proposal of 3.828 DutchCo shares for each CNH common share. Later that day, Fiat Industrial delivered the following letter to the CNH Board of Directors setting forth the terms of the improved offer and indicating that Fiat Industrial would withdraw the Final Offer and terminate discussions on the proposed merger unless the Special Committee advised Fiat Industrial by 11:59 p.m. Eastern Standard Time on November 21, 2012 that it was prepared to recommend the terms of the Final Offer in their entirety and Fiat Industrial and the Issuer entered into a definitive merger agreement by Sunday, November 25, 2012.

“The Special Committee of the Board of Directors

Of CNH Global N.V.

November 19, 2012

Re:    Fiat Industrial Proposal

Gentlemen,

This letter follows our recent discussions in which the Special Committee of the Board of Directors of CNH Global N.V. has communicated its concerns and those of certain of the minority shareholders of CNH regarding Fiat Industrial’s May 30, 2012 merger proposal, concerns that I understand were the basis for your announcement on October 15 that you would not recommend the May 30 proposal.

Fiat Industrial continues to be committed to the industrial and financial logic of developing a more integrated group that can emerge as a true peer to the major North American-based capital goods companies and benefit from re-rating through a more liquid stock with a primary listing in New York. We have always been confident that shareholders of both CNH and Fiat Industrial would benefit from substantial potential upside in NewCo’s equity value and therefore, as we indicated in our October 15 notice, we were prepared to discuss with the Special Committee revising the terms of Fiat Industrial’s proposal so long as the revised terms continued to achieve these benefits.

Over the past several weeks we have discussed alternatives to improve Fiat Industrial’s proposal but you have not been willing to commit to recommend any of the potential revised proposals that we have put forth.

Therefore, Fiat Industrial is putting forth this best and final offer of financial terms.

These terms would add to the original merger proposal a substantial cash dividend of $10.00 per CNH share to the CNH minority shareholders that would be paid prior to the merger and if practicable, prior to the end of this year, accelerating their realization of a significant portion of the value in the transaction. This special dividend, when added to the original proposal of 3.828 NewCo common shares for each CNH share, provides CNH shareholders with a 25.6% improvement over the implied value of Fiat Industrial’s original May 30 proposal, plus the value inherent in the accelerated distribution.

While I respect the considerable efforts you and your colleagues on the CNH Special Committee have made to maximize the value for the CNH minority shareholders, there is simply no more to be offered by Fiat Industrial. Any further efforts by the CNH Special Committee to grasp better economic terms from Fiat Industrial will jeopardize the transaction, leaving the CNH minority shareholders ultimately holding a security with a market value that is likely to fall significantly short of the value of Fiat Industrial’s best and final offer.

I have attached to this letter a summary of the terms of Fiat Industrial’s best and final offer. The key value elements of the proposal would be delivered through the following revised terms for the transaction:

•

CNH would pay a special dividend in cash of U.S.$10.00 per share to CNH shareholders; to the extent practicable, Fiat Industrial would work with CNH to enable this dividend to be paid before the end of 2012; as I indicated to you several weeks ago, a dividend payable by year-end would require that the parties finalize an agreement well before the end of November; Fiat Industrial would also be prepared to defer its 88% portion of this dividend so that it would be paid only if the merger agreement were terminated.

•	Fiat Industrial and CNH would each merge into NewCo, and CNH minority shareholders would receive 3.828 NewCo common shares for each CNH share.

•

The other terms of the transaction, including the loyalty voting system for NewCo and the approval processes for the merger, would remain as initially proposed in our letter of May 30, 2012 as we have further discussed.

We believe this offer to be a very significant movement for Fiat Industrial, while remaining consistent with our original objectives which have been supported by securities analysts, rating agencies and market participants. We believe that, through the merger, shareholders of both companies should have the ability to share in the attractive opportunities offered by an enhanced platform for future growth and strategic independence and benefit from the significantly improved capital markets appeal of NewCo.

As we near the six-month mark since the original proposal was made, we simply need to determine whether the Special Committee can recommend these terms. Therefore, Fiat Industrial will withdraw this offer and terminate further discussions on the proposed merger unless the Special Committee advises Fiat Industrial by 11:59 pm Eastern Standard Time on Wednesday, November 21 that it is prepared to recommend these terms in their entirety and the parties enter into a definitive merger agreement by Sunday, November 25. After this, we will be out of runway to take the necessary steps for the envisioned dividend to be paid by year-end. More importantly, however, we have simply reached a point at which Fiat Industrial needs to move on and focus on other means of advancing its shareholders’ interests. In addition to the normal distractions inherent in a transaction of this sort, the combined FI-CNH group needs to attend to a number of critical matters promptly if we do not reach agreement. These include both strategic and corporate as well as operational priorities as Fiat Industrial seeks to achieve on its own and for its shareholders the benefits we sought to achieve for both sets of shareholders through the merger.

In the event the Special Committee is unwilling to recommend the proposed combination on these improved terms by the deadline specified above, Fiat Industrial intends to proceed with the other aspects of the proposed transaction, including the merger of Fiat Industrial with a newly formed company incorporated in the Netherlands and with listings in New York and Milan. This transaction, as well as other steps we have discussed that Fiat Industrial intends to take as outlined in this letter, will enable the Fiat Industrial group to reap most of the benefits expected from the proposed transaction through the creation of a true peer to the major North American-based capital good companies, an expected re-rating of the group’s equity through a class of liquid stock in a Dutch entity listed in New York, and additional strategic flexibility attained through the adoption of a loyalty share mechanism.

Fiat Industrial, as 88% shareholder of CNH, intends to execute all permissible actions within its control (while at all times being mindful and respectful of the rights of the CNH minority shareholders) in which it can achieve for its shareholders the benefits sought through the proposed strategic combination by further integrating operations and minimizing incremental costs to the group as a result of maintaining two listed companies, including by compensating Fiat Industrial fairly for the management services provided to CNH on a third-party basis, transitioning equity incentives for CNH directors and officers to cash or equity of Fiat Industrial in order to ensure incentives are aligned within the Fiat Industrial group, and having Fiat Industrial entities transact with CNH on fully-priced arm’s length terms. Fiat Industrial will also refocus its efforts and resources on bolstering operational excellence and investor relations at the Fiat Industrial level to enhance the visibility and performance of the Fiat Industrial group as a whole. This refocus, along with the elimination of diverging “home” jurisdictions between the listed companies in the Group should improve liquidity in the trading market for Fiat Industrial’s shares and facilitate the anticipated re-rating in the parent’s U.S. listed shares. Finally, in order to efficiently use capital within the Group, Fiat Industrial would not expect to approve dividends from CNH for the foreseeable future.

As you are aware, the CNH audit committee has been tasked with a review of intergroup pricing changes proposed by subsidiaries of Fiat Industrial which were required in order to meet the Special Committee’s request that financial forecasts be prepared that extend beyond the existing Fiat Industrial and CNH business plan which cover the 2010-2014 period. The need to update pricing across Fiat Industrial’s operating units was particularly acute for engines supplied by FPT Industrial. Prices for engines must be adjusted in periods beginning in 2015, or perhaps earlier, to reflect market benchmarks in recognition of FPT’s significant investments and success in developing next generation powertrains, its crucial role in enabling its key customers to develop competitive advantages and improve their market position as well as its own rapidly improving third-party sales performance.

Fiat Industrial and its predecessor have during my tenure maintained a policy of transparency with respect to business plans and financial forecasts, a policy that was most recently followed by Fiat S.p.A. in connection with its third quarter earnings announcement.

Now that the parameters of engine re-pricing are coming into focus, Fiat Industrial will shortly be presenting updated business plans and related financial forecasts to the market that reflect the new pricing structure. Subject to the final approval, at the relevant time, of the CNH audit committee which is responsible for approving any material related party transactions and ensuring that they are on arm’s length terms, Fiat Industrial expects the re-pricing of FPT’s engines and R&D services, with all other variables held constant to reduce CNH’s trading profit margin beginning in 2015 by as much as 100 basis points.

In considering Fiat Industrial’s best and final offer and the terms set forth in this letter, I trust you will consider not only the significant steps that we have made to address the Special Committee’s views and the intrinsic merits of the proposal but also the views of the CNH shareholders who will benefit from this transaction by receiving the proposed premium on top of the value of being a continuing shareholder in NewCo. Fiat Industrial and its advisors remain available to work with the Special Committee and its advisors, without changing the economic nature of this best and final offer, as we try to bring this transaction to a prompt and successful conclusion.

This letter triggers a disclosure obligation for Fiat Industrial in its capacity as a significant shareholder of CNH pursuant to U.S. securities laws. Accordingly, Fiat Industrial intends to file an amended Schedule 13D including this letter promptly.

I look forward to hearing from you.

Very truly yours,

/s/ Sergio Marchionne

Sergio Marchionne”

On November 19, 2012, the Special Committee held a meeting with its legal and financial advisors. The Special Committee considered the timing of Fiat Industrial’s offer, which was contingent upon the Special Committee’s issuing a recommendation in favor of the offer no later than 11:59 p.m. EST on November 21, 2012 and the execution of definitive documentation for the proposed transaction by November 25, 2012. The Special Committee and its advisors discussed the terms of Fiat Industrial’s revised proposal. The Special Committee considered alternatives available to CNH and the CNH minority shareholders, including the prospect of engaging in further negotiations with Fiat Industrial.

On November 19, 2012, the Special Committee issued a press release confirming receipt of a revised proposal from Fiat Industrial regarding the proposed transaction and announcing that the Special Committee would review the proposal with its legal and financial advisors.

On November 20, 2012, at the request of the Special Committee’s legal advisors, Fiat Industrial’s legal advisors provided a draft of the proposed merger agreement, to the Special Committee’s legal advisors.

The Special Committee met with its advisors on November 20 and November 21, 2012 to discuss the terms of Fiat Industrial’s offer and minority shareholder feedback, which had generally been positive and in favor of acceptance of Fiat Industrial’s offer. On November 21, 2012, each of J.P. Morgan and Lazard discussed their analysis of the proposed aggregate consideration (i.e., the exchange ratio and the special dividend to be paid by CNH prior to the effectiveness of the Merger) to be received by CNH minority shareholders with the Special Committee, and the Special Committee discussed with its legal advisors certain provisions of the definitive documentation for the proposed transaction. At the end of the session, the Special Committee unanimously concluded that it viewed favorably the latest offer from Fiat Industrial and unanimously authorized its legal advisors to engage with legal counsel for Fiat Industrial and negotiate definitive documentation for the proposed transaction.

On November 21, 2012, the Special Committee issued a press release announcing that it viewed favorably the latest Fiat Industrial offer and that the Special Committee had directed its advisors to work with Fiat Industrial to negotiate definitive documentation for the proposed transaction. On the same day, Fiat Industrial issued a press release acknowledging the Special Committee’s announcement and reiterating that Fiat Industrial, consistent with the proposal of November 19, 2012, was targeting execution of a definitive merger agreement within the next several days.

Between November 21, 2012 and November 25, 2012, Fiat Industrial, the Special Committee and their respective legal advisors engaged in discussions regarding the terms of the merger agreement including numerous telephone conversations and exchanges of drafts.

On November 25, 2012, Fiat Industrial held a special Board of Directors meeting, also attended by representatives of Goldman Sachs and Sullivan & Cromwell, to consider the terms of the merger agreement. At that meeting, the Board of Directors of Fiat Industrial unanimously determined to approve the merger agreement and the transactions contemplated thereby including the Merger and the payment of a special dividend by CNH, as further described under “—Recommendation of the Board of Directors of Fiat Industrial.”

On November 25, 2012, the Special Committee held a meeting with its legal and financial advisors. The Special Committee and its legal advisors discussed the terms of the draft merger agreement and the status of the negotiations with Fiat Industrial. The financial advisors gave a presentation regarding their financial analysis and a lengthy discussion ensued with the Special Committee. Representatives of J.P. Morgan and Lazard then advised that each was in a position to provide a fairness opinion, and each verbally delivered its opinion that the current proposal by Fiat Industrial was fair, from a financial point of view, to the minority shareholders of CNH. The Special Committee met in an executive session to discuss the proposed transaction and authorized the Chairman of the Special Committee to negotiate with Fiat Industrial regarding an adjustment to the exchange ratio in the event Fiat Industrial declared and paid dividends to its shareholders prior to the closing of the proposed transaction. The Special Committee unanimously concluded that, regardless of whether the Chairman of the Special Committee was successful in obtaining an adjustment in the exchange ratio, the proposed transaction was advisable, fair to and in the best interests of CNH and all of its stakeholders (including its shareholders and the business it operates) and unanimously approved the draft merger agreement, in substantially the form presented to the Special Committee, unanimously authorized its legal advisors to finalize definitive documentation for the proposed transaction substantially in the form presented to the Special Committee and unanimously resolved to recommend the proposed transaction to the Board of Directors of CNH (the “Special Committee Resolutions”).

At a meeting of the CNH Board of Directors on November 25, 2012, the unconflicted members of the board considered a proposal to approve the business combination transaction proposed by Fiat Industrial including a recommendation that CNH shareholders vote in favor of the proposed merger (the “Unconflicted Director Items”). After confirming that a quorum existed and prior to any discussions on the Unconflicted Director Items, the following directors expressly recused themselves from participation in any discussion or voting upon such items: Mr. Sergio Marchionne, Mr. Harold Boyanovsky, Mr. Paolo Monferino, Mr. Richard J. Tobin, Mr. Léo Houle, Mr. John B. Lanaway, and Dr. Peter Kalantzis.

After due and careful consideration of the Special Committee Resolutions, the draft merger agreement, dated November 25, 2012, and the fairness opinions delivered to the Special Committee by each of its financial advisors, taking into account the interests of CNH, its shareholders and the business it operates, on motion duly made and seconded, the unconflicted members of the Board (being Messrs. Colligan, Hiler, Jeker, Lipper and Theurillat) unanimously approved the proposed merger transaction in accordance with the revised proposal submitted by Fiat Industrial, the terms of which were set forth in the draft merger agreement, dated November 25, and unanimously recommended that the CNH shareholders approve the proposed transaction.

The merger agreement was signed following approval by the Boards of Directors of Fiat Industrial and CNH. On November 26, 2012, the Special Committee issued a press release announcing its recommendation for the proposed transaction, and CNH and Fiat Industrial issued a joint press release announcing definitive agreement to combine CNH and Fiat Industrial.

Past Material Contracts between Fiat Industrial and CNH

Fiat Industrial is CNH’s largest shareholder. Fiat Industrial and CNH have historically operated in a highly integrated fashion. In that context, historically, CNH has developed a variety of relationships, and engaged in a number of transactions, with various Fiat or Fiat Industrial Group companies. These transactions are described in detail in Note 21 to CNH’s consolidated financial statements for the year ended December 31, 2012, included in the CNH 2012 Form 20-F incorporated by reference in this prospectus.

Fiat Industrial’s Reasons for the Merger

The Board of Directors of Fiat Industrial unanimously approved the merger agreement and transactions contemplated thereby at a meeting held on November 25, 2012. In reaching its decision, the Board of Directors of Fiat Industrial consulted with management and financial and legal advisors and considered a variety of factors, including the material factors described below.

Stronger Single Stock Currency

Currently, there are two distinct equity securities for Fiat Industrial and CNH which are listed on separate markets. This structure is cumbersome and has resulted in both CNH and Fiat Industrial stock trading at a discount to peer firms headquartered and listed in the United States. This discount increases the cost of capital (both debt and equity) for both Fiat Industrial and CNH, placing both companies at a competitive disadvantage to other large global capital goods companies. This structure has also constrained the Group’s ability to use equity to capture strategic opportunities. These issues were magnified following the Demerger because of the greater prominence of CNH within the Fiat Industrial Group.

As a result of the Merger, CNH and Fiat Industrial will merge into the same company, DutchCo, and will trade under a single stock currency listed in the United States and in Milan. The Board of Directors of Fiat Industrial believes that this single stock listing will result in the gradual elimination of the trading discounts and expects the following results from the Merger:

•	the single stock will improve float and liquidity on the NYSE, creating a true peer to the major North American capital goods companies;

•	the illiquidity discount of CNH stock will be eliminated and a valuation multiple more in line with U.S. capital goods peers will be achieved;

•	access to a broader, capital-goods-focused investor base and to deeper analyst coverage will be attained;

•	potential for access to a broader European investor base and analyst coverage by introducing a Borsa Italiana listing will be created;

•	the all-stock combination should have a neutral to slightly positive effect on ratings for the new combined entity (currently, Moody’s rates CNH one notch lower than Fiat Industrial); and

•	there will be an increased flexibility to pursue strategic transactions using the new combined company’s stock.

In light of these expected benefits, the Board of Directors of Fiat Industrial believes that the Merger, and the resulting unification of Fiat Industrial and CNH under a single stock currency, will give the Group broader access to capital, decrease the cost of capital for the Group, and give the Group more opportunities to pursue strategic transactions.

Stable and Supportive Long-Term Shareholder Base

Pursuant to the merger agreement, upon the closing of the Merger, shareholders of Fiat Industrial and CNH may elect to receive special voting shares entitling the holder to an additional vote. Shareholders who make this election will have their common shares removed from the regular shareholder’s register and registered in a special segment of DutchCo’s shareholders’ register and will be granted additional voting instruments in the form of special voting shares.

Multiple vote mechanisms are commonplace in France and Sweden and the United States, although the terms of multiple vote shares vary depending on applicable law and corporate practices. While Italian law does not permit multiple voting mechanisms, Dutch law does allow for the creation of multiple voting mechanisms. The Merger will thus enable the adoption of this multiple voting mechanism. The Board of Directors of Fiat Industrial believes that this multiple voting mechanism will benefit DutchCo by fostering the development of a stable and supportive long-term shareholder base and by helping to garner the support of Fiat Industrial’s controlling shareholder for both this combination and for future mergers and acquisitions which will be beneficial to DutchCo.

DutchCo believes that the long-term support provided to Fiat Industrial by Fiat’s founding family has been beneficial to the Group’s strategic development historically and wishes for such support to continue. DutchCo believes that the loyalty voting structure has helped to garner the support of Fiat Industrial’s controlling shareholder for the Merger and may facilitate future mergers and acquisitions that may benefit the Group, because the loyalty voting structure will mitigate the impact of the dilution in the economic interest of Fiat Industrial’s controlling shareholder. DutchCo also believes that the stability and loyalty of its broader shareholder base would benefit the relationship between management and shareholders by mitigating the disruption and distractions arising from opportunistic short-term investor groups. The loyalty voting mechanism is designed to encourage investment by shareholders whose objectives are aligned with the strategic long-term development plans of the Group. DutchCo believes that the loyalty voting mechanism is an effective and tested means to pursue these objectives.

Operational and Strategic Synergies

Although the Group already operates on an integrated basis, and cost savings, if any, are expected to be very modest, there are some benefits that the Board of Directors of Fiat Industrial believes will result from the full combination of the entities:

•	CNH will be ensured full access to the results of FPT Industrial’s cutting-edge engine knowledge and technical expertise and to its industrial capabilities;

•

the Merger may also create opportunities for the regional consolidation of financial service business platforms and the common development of new infrastructures in developing markets; by sharing resources, IT platforms, and leveraging a larger scale of operations, the CNH and Iveco financial services companies will be able to more efficiently use their resources and will be more attractive to funding partners in developing markets;

•

the Board of Directors of Fiat Industrial believes that, as a result of the Merger, the Group will be able to more fully leverage synergies in key emerging markets such as China, Brazil and Argentina, which will result in a more effective local execution in these countries; and

•	there will be increased influence over service and content decisions made at CNH, resulting in more unity and consistency within the Group.

Recommendation of the Board of Directors of Fiat Industrial

Fiat Industrial’s Board of Directors, having received extensive legal and financial advice, and having given due and careful consideration to strategic and financial aspects and consequences of the proposed Merger, at a meeting held on November 25, 2012, unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The board also determined that, taking into account the current circumstances, the Merger, the merger agreement and the transactions contemplated by the merger agreement are fair to the Fiat Industrial shareholders from a financial point of view and are in the best interest of Fiat Industrial and fair to the Fiat Industrial shareholders. On February 21, 2013, Fiat Industrial’s Board of Directors unanimously resolved upon the approval of the merger plan and the relevant documents. Accordingly, Fiat Industrial’s Board of Directors supports and unanimously recommends the Merger and recommends that Fiat Industrial stockholders vote “FOR” adoption and approval of the merger plan and the transactions contemplated by the merger plan.

In considering the recommendation of the Board of Directors of Fiat Industrial with respect to voting “FOR” adoption and approval of the merger agreement, you should be aware that certain members of the Board of Directors of Fiat Industrial and executive officers of Fiat Industrial may have interests in the proposed combination which are different from, or in addition to, your interests. The Board of Directors of Fiat Industrial was aware of and considered these interests, among other matters, in evaluating and negotiating the transaction agreements and the proposed combination and in recommending that the Fiat Industrial stockholders vote “FOR” adoption and approval of the merger agreement. For a discussion of these interests, see the “The Fiat Industrial Extraordinary General Meeting—Interests in the Transaction” section of this prospectus.

Recommendation of the CNH Special Committee and the CNH Board of Directors; CNH’s Reasons for the Proposed Transaction

At the meeting of the Special Committee on November 25, 2012, after careful consideration, including detailed discussions with its legal and financial advisors, the Special Committee (i) unanimously determined that the proposed transaction is advisable, fair to and in the best interests of CNH and all of its stakeholders (including the CNH minority shareholders and the business CNH operates) and (ii) unanimously recommended that the Board of Directors of CNH, acting through its unconflicted members, approve the proposed transaction, the merger agreement and the transactions contemplated thereby.

At a meeting of the CNH Board of Directors on November 25, 2012, the unconflicted members of the Board considered the proposal to approve the proposed transaction, including a recommendation that CNH shareholders vote in favor of the proposed transaction. After confirming that a quorum existed and prior to any discussions on the Unconflicted Director Items, the following directors expressly recused themselves from participation in any discussion or voting upon such items: Mr. Sergio Marchionne, Mr. Harold Boyanovsky, Mr. Paolo Monferino, Mr. Richard Tobin, Mr. Leo Houle, Mr. John B. Lanaway, and Dr. Peter Kalantzis.

After due and careful consideration of the Special Committee Resolutions, the draft merger agreement, and the fairness opinions delivered to the Special Committee by each of its financial advisors, taking into account the interests of CNH and all of the stakeholders (including its shareholders and the business it operates), on motion duly made and seconded, the unconflicted members of the Board of Directors of CNH (being Messrs. Colligan, Hiler, Jeker, Lipper and Theurillat) unanimously approved the proposed transaction, the terms of which were set forth in the draft merger agreement, and unanimously recommended that the CNH shareholders approve the proposed transaction.

In evaluating the proposed transaction, each of the Special Committee and the Board of Directors of CNH, acting through its unconflicted members, consulted its respective legal and financial advisors and, in reaching the conclusion that the proposed transaction is advisable, fair to and in the best interests of CNH and all of its stakeholders (including the CNH minority shareholders and the business CNH operates) and making the recommendation described above, each of the Special Committee and the Board of Directors of CNH, acting through its unconflicted members, reviewed a significant amount of information and considered a number of factors, including:

•

Its knowledge of CNH’s and Fiat Industrial’s business, operations, financial condition, revenues, profits and prospects, including CNH’s and Fiat Industrial’s business model, geographic presence and global industrial footprint.

•

Its familiarity with the capital goods, agricultural equipment, construction equipment, trucking, commercial vehicles and powertrain industries, including economic conditions, current financial market conditions and the likely effects of these factors on CNH’s and Fiat Industrial’s potential growth, development, productivity and strategic options.

•	The strategic and organizational benefits of the proposed transaction, which would:

•	create the third-largest capital goods company globally and a true peer to major North American-based capital goods companies;

•	provide the combined company with greater scale and industrial footprint in key emerging markets, such as China, Brazil and Argentina, translating into more effective local execution;

•	have the potential to eliminate CNH’s illiquidity discount and achieve, over time, a valuation for the combined company more in line with its peers;

•

create a single class of stock listed on the New York Stock Exchange and on the MTA and improve the credit profile of the combined company and expand its access to capital markets and liquidity sources; and

•	improve the existing organizational structure of the Group by simplifying intra-group dealings and eliminating multiple levels of corporate governance.

•

The Special Committee’s conclusion that the transaction is more favorable to the CNH minority shareholders than the possible strategic alternatives, including continuing to operate as a separate public company.

•

The consideration to be received by the CNH minority shareholders, including the U.S. $10.00 extraordinary cash dividend, and the Special Committee’s determination that it represents the best economic terms that could be obtained from Fiat Industrial.

•

Because the stock portion of the merger consideration is a fixed number of shares of the combined company per share of CNH common stock, which will not fluctuate as a result of changes to the trading price of Fiat Industrial ordinary shares, the CNH shareholders will have certainty as to the percentage of the combined company they will own upon effectiveness of the proposed transaction.

•	Because the stock portion of the merger consideration is a fixed number of shares of the combined company per share of CNH common stock, the opportunity for the CNH shareholders to benefit from any increase in the trading price of Fiat Industrial ordinary shares between the announcement of the proposed transaction and its effectiveness.

•

The stock component of the merger consideration offers CNH shareholders the opportunity to participate in the growth and success of the combined company, while the $10 extraordinary cash dividend allows CNH shareholders some liquidity and certainty of value and an immediate return on their investment in CNH stock.

•

The Special Committee’s belief that the terms of the merger agreement, including the mutual representations, warranties, covenants and closing conditions, are reasonable and the result of an arm’s-length negotiation and robust exchange with Fiat Industrial and its advisors.

•	The closing condition in the merger agreement relating to the absence of a material adverse effect on Fiat Industrial and its subsidiaries excluding CNH and its Subsidiaries.

•

The terms of the merger agreement, taken as a whole, provide a significant degree of certainty that the merger will be completed prior to the outside date of October 31, 2013, including the facts that (i) the conditions required to be satisfied prior to consummation are expected to be fulfilled, (ii) Fiat Netherlands Holding N.V., or FNH, as the 88% shareholder of CNH, has agreed to vote all of its CNH common shares in favor of the declaration and payment of the U.S. $10.00 extraordinary cash dividend, (iii) FNH (or Fiat Industrial if FNH has merged with Fiat Industrial) has agreed to vote all of its CNH common shares in favor of the transaction, (iv) Fiat Industrial has agreed to use its reasonable best efforts to procure a public announcement and a voting agreement by Exor, its largest shareholder, in support of the transaction within 10 business days following the execution of the merger agreement and (v) there are limited circumstances in which the merger agreement may be terminated.

•

The expected ease of combining and integrating the CNH and Fiat Industrial businesses and operations given that the two companies have historically operated in a highly integrated fashion and have developed a variety of relationships.

•

The fact that the merger is expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, which generally allows CNH stockholders to defer the recognition of any gain or loss from the receipt of the share portion of the merger consideration.

•

The opinions of J.P. Morgan and Lazard delivered on November 25, 2015 (and their underlying financial analyses), that as of the date of the opinions, and subject to the assumptions and limitations described in the opinions, the aggregate consideration (i.e., the exchange ratio and the special dividend to be paid by CNH prior to the effectiveness of the Merger) to be received by the minority shareholders of CNH in the transaction is fair, from a financial point of view, to the minority shareholders of CNH.

In the course of reaching its determination and making the recommendations described above, each of the Special Committee and the Board of Directors of CNH, acting through its unconflicted members, also took note of certain negative factors relating to the transaction, including the factors set forth below.

•

The risks that the proposed transaction might not be completed in a timely manner or at all, due to the failure of certain conditions, including in particular (i) the closing condition relating to the amount of cash payable to Fiat Industrial shareholders that exercise withdrawal rights or Fiat Industrial creditors that exercise opposition rights not exceeding €325 million and (ii) the requirements for the delivery of expert reports relating to the fairness of the exchange ratio to the shareholders of Fiat Industrial and CNH.

•

The risks and contingencies relating to the announcement and pendency of the proposed transaction and the risks and costs to CNH if the proposed transaction does not close timely or does not close at all.

•	The fact that the transaction could result in the CNH minority shareholders being exposed to Fiat Industrial’s demerger liabilities following from the demerger of Fiat Industrial from Fiat S.p.A.

•	The economic instability in Southern European economies and the potential vulnerability of Fiat Industrial’s business to declines in these markets.

•	The absence of an all-cash election available to the CNH minority shareholders.

•	The fact that the minority shareholders of CNH will not be entitled to a “majority of the minority” vote on the proposed transaction.

•

The fact that the minority shareholders of CNH will not be entitled to withdrawal rights, appraisal rights, dissenter rights or similar rights to obtain the fair market value of their shares in cash in lieu of the merger consideration.

•

Because the stock portion of the merger consideration is a fixed number of shares of the combined company per share of CNH common stock, the risk that the CNH shareholders could be adversely affected by a decrease in the trading price of Fiat Industrial ordinary shares between the announcement of the proposed transaction and its effectiveness and the merger agreement does not provide CNH with a price-based termination right or similar protection, such as a “collar” with respect to Fiat Industrial’s stock price.

•

The risk that the stock price of the combined company might decline, including on account of a conglomerate discount or if the expected benefits of the combination are not realized on a timely basis or at all.

•

The ability of Fiat Industrial to declare and pay dividends in accordance with its stated dividend policy of up to 35% of its consolidated net income for 2012 prior to the closing of the transaction and the fact that the CNH shareholders will not be entitled to share in these dividends or receive an adjustment to the exchange ratio as compensation.

•

The loyalty voting structure, which is expected to result in a significant increase in the voting power of Exor, Fiat Industrial’s largest shareholder, and in a diminution of the voting power of the CNH minority shareholders.

•

The interim operating covenants restricting certain actions by CNH, including the requirement that CNH must generally conduct its business only in the ordinary course, which may delay or prevent CNH from pursuing business opportunities that may arise or may delay or preclude CNH from taking actions that would be advisable if it were to remain a public company.

•	Potential litigation arising from the merger agreement and the proposed transaction.

•	The substantial transaction costs and expenses that will be incurred by CNH in connection with the closing of the transaction.

•	The risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters while working to complete the merger.

•

The fact that certain CNH directors and executive officers have interests in the merger that may be different from, or in addition to, those of CNH shareholders generally, including those interests that are a result of compensation arrangements with CNH or employment or directors relationships with Fiat Industrial.

Each of the Special Committee and the Board of Directors of CNH, acting through its unconflicted members, concluded that the anticipated benefits of the proposed transaction would outweigh the preceding considerations.

The foregoing discussion of the factors considered by each of the Special Committee and the Board of Directors of CNH, acting through its unconflicted members, is not intended to be exhaustive, but, rather, includes the material factors considered by each of the Special Committee and the Board of Directors of CNH, acting through its unconflicted members. In reaching the unanimous conclusion that the proposed transaction is advisable, fair to and in the best interests of CNH and all of its stakeholders (including its shareholders and the business it operates) and in unanimously recommending the proposed transaction to the Board of Directors or the shareholders of CNH, as applicable, the Special Committee and the Board of Directors of CNH, acting through its unconflicted members, did not quantify or assign any relative weights to the factors considered. Accordingly, individual members of the Special Committee or individual unconflicted members of the Board of Directors of CNH may have given different weights to different factors. Each of the Special Committee and the Board of Directors of CNH, acting through its unconflicted members, considered the totality of these factors as a whole, including detailed discussions with its legal and financial advisors, and overall considered the factors to be favorable to, and to support, its conclusion.

Opinions of the Financial Advisors to the Special Committee of CNH

The Special Committee retained J.P. Morgan and Lazard as financial advisors in connection with a possible transaction between CNH and Fiat Industrial, and, if requested, to render an opinion to the Special Committee as to the fairness, from a financial point of view, to CNH shareholders (other than Fiat Industrial and its affiliates) of the aggregate consideration to be paid to such holders in any transaction within the scope, and in accordance with the terms, of their respective engagement letters. The financial advisors prepared joint financial analyses for the Special Committee, which are summarized below. For purposes of the financial analyses and the financial advisors’ respective opinions summarized below, we refer to the sum of the exchange ratio provided in the merger agreement of 3.828x and the $10.00 CNH Dividend as the “aggregate consideration”.

Opinion of J.P. Morgan to the Special Committee

At the meeting of the Special Committee on November 25, 2012, J.P. Morgan rendered its oral opinion, subsequently confirmed in writing, to the Special Committee that, as of such date and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, the aggregate consideration was fair, from a financial point of view, to CNH shareholders (other than Fiat Industrial or its affiliates).

The full text of the written opinion of J.P. Morgan dated November 25, 2012, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by J.P. Morgan in connection with its opinion, is attached to this prospectus as Appendix B and is incorporated herein by reference. CNH shareholders are encouraged to read J.P. Morgan’s opinion carefully and in its entirety. J.P. Morgan’s written opinion is addressed to the Special Committee, is directed only to the aggregate consideration to be paid to CNH shareholders (other than Fiat Industrial or its affiliates) and does not constitute a recommendation to any holder as to how such holder should vote with respect to the Merger, the merger agreement or any of the other transactions contemplated by the merger agreement. The unconflicted members of the CNH Board of Directors that were not members of the Special Committee were also authorized to use J.P. Morgan’s opinion in connection with their evaluation of the Merger. The summary of J.P. Morgan’s opinion set forth in this prospectus is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information concerning CNH and Fiat Industrial and the industries in which they operate;

•

compared the financial and operating performance of CNH and Fiat Industrial with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the CNH common shares and the Fiat Industrial ordinary shares and certain publicly traded securities of such other companies;

•	reviewed certain publicly available research analyst reports for each of CNH and Fiat Industrial (the “analyst reports”) and a set of financial forecasts derived and extrapolated therefrom, which were adjusted to reflect, among other items, certain assumptions as to the run-rate funding (as defined below) and the proposed FPT price increases (the “street projections”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

For purposes of its analysis and preparing its opinion, J.P. Morgan made certain adjustments to the financial information concerning CNH, Fiat Industrial and certain other companies to permit a comparison of such information to be made on a consistent basis. J.P. Morgan also reviewed for reference, but did not rely upon for purposes of its opinion, the publicly available financial terms of certain business combinations in the agriculture and construction equipment industry and selected minority squeeze-out transactions involving majority-owned U.S. publicly traded companies.

In addition, J.P. Morgan held discussions with certain members of the management of CNH and Fiat Industrial with respect to certain aspects of the Merger, and the past and current business operations of CNH and Fiat Industrial, the financial condition and future prospects and operations of CNH and Fiat Industrial, the effects of the Merger on the financial condition and future prospects of CNH and Fiat Industrial, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry. J.P. Morgan was also furnished with certain financial analyses and forecasts prepared by the managements of CNH and Fiat Industrial, which were adjusted to reflect, among other items, certain assumptions as to the run-rate funding and the proposed FPT price increases (the “management projections”) relating to their respective businesses. While J.P. Morgan reviewed the management projections with the Special Committee and discussed the management projections and the financial condition and future prospects and operations of CNH and Fiat Industrial with the managements of CNH and Fiat Industrial, at the Special Committee’s direction J.P. Morgan relied solely on the street projections as to the anticipated future results of operations of CNH and Fiat Industrial and assumed that no cost savings or other synergies would result from the Merger. J.P. Morgan expressed no view as to the analyst reports or the street projections or the assumptions on which the analyst reports or the street projections were based.

In giving its opinion, J.P. Morgan, except as otherwise provided in the preceding paragraph with respect to the management projections, relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by CNH and Fiat Industrial or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did J.P. Morgan assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan assumed at the Special Committee’s direction that approximately $1.4 billion of run-rate funding by CNH of its financial services subsidiary (the “run-rate funding”) will continue to remain in place indefinitely in connection with CNH’s equipment operations business. With respect to the proposed FPT price increases, J.P. Morgan, at the Special Committee’s direction, made certain assumptions regarding the ultimate amount thereof and the net impact thereof on the profit margins of CNH. For more information about the proposed FPT price increases, see the sections entitled “—Background to the Merger” and “—Summary of Joint Financial Analyses of J.P. Morgan and Lazard.” J.P. Morgan also assumed, at the Special Committee’s direction, that none of CNH, Fiat Industrial, DutchCo or any of their respective subsidiaries will be exposed to any liabilities of Fiat that existed at, and were retained by Fiat following, the demerger and transfer of certain assets and other liabilities of Fiat to Fiat Industrial.

J.P. Morgan did not conduct, nor was it provided with, any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of CNH, Fiat Industrial or DutchCo under the laws of any jurisdiction relating to bankruptcy, insolvency or similar matters. J.P. Morgan assumed that the Merger and the other transactions contemplated by the merger agreement will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of CNH and Fiat Industrial. J.P. Morgan also assumed that the Merger will be consummated as described in the merger agreement, including that the CNH Dividend will be paid to CNH shareholders (other than Fiat Industrial or any of its subsidiaries) and that the Merger will be consummated on the terms set forth in the merger agreement without any waiver or modification. J.P. Morgan also assumed that the representations and warranties made by CNH and Fiat Industrial in the merger agreement and the related agreements are and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and has relied on the assessments made by advisors to CNH and the Special Committee with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on CNH, Fiat Industrial or DutchCo or on the contemplated benefits of the Merger.

J.P. Morgan’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of J.P. Morgan’s opinion. Subsequent developments may affect J.P. Morgan’s opinion and J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, to CNH shareholders (other than Fiat Industrial or its affiliates) of the aggregate consideration in the proposed Merger and J.P. Morgan expressed no opinion or views as to the fairness of any consideration to be paid in connection with the Merger to the holders of any other class of securities, creditors or other constituencies of CNH, the underlying decision by CNH to engage in the Merger, or any aspect of the loyalty voting structure. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Merger, or any class of such persons, relative to the aggregate consideration in the Merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the CNH common shares, Fiat Industrial ordinary shares or DutchCo common shares will trade at any future time. J.P. Morgan’s opinion was approved by a fairness opinion committee of J.P. Morgan.

J.P. Morgan noted that it was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of CNH or any other alternative transaction.

The summary of certain material financial analyses under “—Summary of Joint Financial Analyses of J.P. Morgan and Lazard” below does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses or focusing on information in tabular format, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, ranges of valuation resulting from any particular analysis or combination of analyses described below were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of CNH or Fiat Industrial. In arriving at its fairness determination, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

In connection with J.P. Morgan’s services as financial advisor to the Special Committee and pursuant to the terms of the J.P. Morgan engagement letter dated July 11, 2012, CNH has agreed to pay J.P. Morgan an aggregate fee that is contingent upon the consummation of the Merger, a portion of which is contingent upon the aggregate consideration to be paid to CNH shareholders in connection with the Merger exceeding certain specified thresholds. Upon consummation of the Merger, J.P. Morgan’s fee will be approximately $10.0 million, approximately $7.5 million of which is payable upon the closing of the Transaction and $2.5 million of which became payable on the date J.P. Morgan rendered its previous opinion as to the initial Fiat Industrial proposal. J.P. Morgan has not received any other investment banking fees from CNH in the two years preceding the date on which J.P. Morgan delivered its fairness opinion.

In the event the Merger is not consummated, CNH has agreed to pay J.P. Morgan an aggregate fee equal to $5 million, $2.5 million of which became payable as described above and the remainder of which is payable upon the earliest of (i) a decision by the Special Committee to terminate its review of potential transactions, (ii) dissolution of the Special Committee, (iii) termination of J.P. Morgan’s engagement under certain circumstances and (iv) the expiration of J.P. Morgan’s engagement. In addition, CNH has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with the engagement and to indemnify J.P. Morgan and certain related parties against certain liabilities under certain circumstances that may arise out of the rendering of its advice, including certain liabilities under U.S. federal securities laws.

J.P. Morgan and its affiliates have provided banking services, from time to time, for CNH, Fiat Industrial and their respective affiliates, and J.P. Morgan’s commercial banking affiliates are lenders to certain entities affiliated with Fiat Industrial (including Chrysler Group LLC) and provide treasury and security services, credit card services, and asset management services to certain of these entities, for which they receive customary compensation. Specifically, in July 2012, and, following delivery of J.P. Morgan’s opinion, in November 2012, one of J.P. Morgan’s affiliates acted as joint bookrunner of offerings by Fiat Finance & Trade Ltd. S.A. of debt securities guaranteed by Fiat. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of CNH, Fiat Industrial or any affiliate thereof, in each case, for their own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

Opinion of Lazard to the Special Committee

On November 25, 2012, Lazard rendered its oral opinion, subsequently confirmed in writing, to the Special Committee that, as of such date, and based upon and subject to the procedures, factors, qualifications, assumptions and other matters and limitations set forth therein, the aggregate consideration to be paid to CNH shareholders (other than Fiat Industrial or its affiliates) in the Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of Lazard, dated November 25, 2012, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion is attached to this prospectus as Appendix C and is incorporated herein by reference. The summary of Lazard’s opinion set forth in this prospectus is qualified in its entirety by reference to the full text of Lazard’s written opinion attached as Appendix C. We encourage you to read Lazard’s opinion and this section carefully and in their entirety.

Lazard’s engagement and opinion were for the benefit of the Special Committee and Lazard’s opinion was rendered to the Special Committee in connection with its evaluation of the Merger and only addressed the fairness, from a financial point of view, to CNH shareholders (other than Fiat Industrial or its affiliates) of the aggregate consideration to be paid to such holders in connection with the Merger as of the date of Lazard’s opinion. The unconflicted members of the CNH Board of Directors that were not members of the Special Committee were also authorized to use Lazard’s opinion in connection with their evaluation of the Merger. Lazard’s opinion does not address the relative merits of the Merger as compared to any other transaction or business strategy in which CNH might engage or the merits of the underlying decision by CNH with respect to the Merger. In connection with Lazard’s engagement, Lazard was not authorized to, and it did not, solicit indications of interest from third parties regarding a potential Merger with CNH. Lazard’s opinion was not intended to and does not constitute a recommendation to any CNH shareholder as to how such holder should vote or act with respect to the Merger, the merger agreement or any of the other transactions contemplated by the merger agreement. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of Lazard’s opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Lazard’s opinion. Lazard’s opinion did not express any opinion as to the prices at which the shares of CNH, Fiat Industrial or DutchCo may trade at any time.

The following is a summary of Lazard’s opinion. We encourage you to read Lazard’s opinion carefully in its entirety.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of the merger agreement and certain related documents;

•	reviewed certain publicly available historical business and other financial information relating to CNH and Fiat Industrial;

•

reviewed certain publicly available research analyst reports for each of CNH and Fiat Industrial (the “analyst reports”) and a set of financial forecasts derived and extrapolated therefrom, which were adjusted to reflect, among other items, certain assumptions as to the run-rate funding (as defined below) and the proposed FPT price increases (the “street projections”);

•

reviewed certain financial analyses and forecasts prepared by the managements of CNH and Fiat Industrial (which were adjusted to reflect, among other items, certain assumptions as to the run-rate funding and the proposed price increases referred to below) (the “management projections”) that relate to their respective business and certain other data and information that CNH and Fiat Industrial provided to Lazard that relate to their respective businesses;

•

held discussions with members of the senior management of CNH and Fiat Industrial with respect to their respective businesses and prospects, and the effects of the Merger on the financial condition and future prospects of CNH and Fiat Industrial;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the respective businesses of CNH and Fiat Industrial;

•	reviewed historical stock prices and trading volumes of CNH common shares and the Fiat Industrial ordinary shares; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

For purposes of its analysis and preparing its opinion, Lazard made certain adjustments to the financial information concerning CNH, Fiat Industrial and certain other companies to permit a comparison of such information to be made on a consistent basis. Lazard also reviewed for reference, but did not rely upon for purposes of its opinion, the publicly available financial terms of certain business combinations in the agriculture and construction equipment industry and selected minority squeeze-out transactions involving majority-owned U.S. publicly traded companies.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of CNH, Fiat Industrial or DutchCo or concerning the solvency or fair value of CNH, Fiat Industrial or DutchCo, and Lazard was not furnished with any such valuation or appraisal. While Lazard reviewed the management projections with the Special Committee and discussed the management projections and the financial condition and future prospects and operations of CNH and Fiat Industrial with the managements of CNH and Fiat Industrial, as directed by the Special Committee Lazard relied solely on the street projections as to anticipated future results of operations of CNH and Fiat Industrial and assumed that no cost savings or other synergies would result from the Merger. Lazard expressed no view as to the analyst reports or the street projections or the assumptions on which the analyst reports or the street projections were based. Lazard assumed, at the Special Committee’s direction, that approximately $1.4 billion of run-rate funding by CNH of its financial services subsidiary (the “run-rate funding”) will continue to remain in place indefinitely in connection with CNH’s equipment operations business. With respect to the proposed FPT price increases, Lazard, at the Special Committee’s direction, made certain assumptions regarding the ultimate amount thereof and the net impact thereof on the profit margins of CNH. For more information about the proposed FPT price increases, see the sections entitled “—Background to the Merger” and “—Summary of Joint Financial Analyses of J.P. Morgan and Lazard.” Lazard also assumed, at the Special Committee’s direction, that none of CNH, Fiat Industrial, DutchCo or any of their respective subsidiaries will be exposed to any liabilities of Fiat that existed at, and were retained by Fiat following, the demerger and transfer of certain assets and other liabilities of Fiat to Fiat Industrial.

In rendering its opinion, Lazard assumed, with the Special Committee’s consent, that the Merger would be consummated on the terms described in the merger agreement, including that the CNH Dividend would be paid to CNH shareholders (other than Fiat Industrial or any of its subsidiaries) and that the Merger would be consummated, in each case on the terms set forth in the merger agreement, without any waiver or modification of any material terms or conditions. Lazard also assumed, with the Special Committee’s consent, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Merger will not have an adverse effect on CNH, Fiat Industrial or CNH. Lazard did not express any opinion as to any tax or other consequences that might result from the Merger, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that CNH and the Special Committee obtained such advice as they deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects or implications of the Merger (other than the aggregate consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Merger, any agreements or arrangements entered into in connection with, or contemplated by, the Merger or any aspect of the loyalty voting structure. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Merger, or class of such persons, relative to the aggregate consideration or otherwise.

In connection with rendering its opinion, Lazard performed certain financial, comparative and other analyses that Lazard deemed appropriate in connection with rendering its opinion as summarized below under “—Summary of Joint Financial Analyses of J.P. Morgan and Lazard.” The summary of the analyses and reviews described below under “—Summary of Joint Financial Analyses of J.P. Morgan and Lazard” is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to partial analysis or summary description. Considering selected portions of these analyses and reviews or the summary contained in “—Summary of Joint Financial Analyses”, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion. In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any factor, analysis or review considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In the ordinary course of their respective businesses, Lazard, LFCM Holdings LLC (an entity indirectly owned in large part by current and former managing directors of Lazard) and their respective affiliates may actively trade securities of CNH, Fiat Industrial and their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of Lazard’s opinion was approved by the Opinion Committee of Lazard.

In connection with Lazard’s services as financial advisor to the Special Committee and pursuant to the terms of the Lazard engagement letter dated July 11, 2012, CNH agreed to pay Lazard an aggregate fee that was contingent upon the consummation of the Merger, a portion of which is contingent upon the aggregate consideration to be paid to CNH shareholders in connection with the Merger exceeding certain specified thresholds. Upon consummation of the Merger, Lazard’s fee will be approximately $10.0 million, approximately $7.5 million of which is payable upon the closing of the Transaction and $2.5 million of which became payable on the date Lazard rendered its previous opinion as to the initial Fiat Industrial proposal. Lazard has not received any other investment banking fees from CNH in the two years preceding the date on which Lazard delivered its fairness opinion.

In the event the Merger is not consummated, CNH has agreed to pay Lazard an aggregate fee equal to $5 million, $2.5 million of which became payable as described above and the remainder of which is payable upon the earliest of (i) a decision by the Special Committee to terminate its review of potential transactions, (ii) dissolution of the Special Committee, (iii) termination of Lazard’s engagement under certain circumstances and (iv) the expiration of Lazard’s engagement. CNH has also agreed to reimburse Lazard for its reasonable expenses incurred in connection with the engagement and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise out of the rendering of its advice, including certain liabilities under U.S. federal securities laws.

Summary of Joint Financial Analyses of J.P. Morgan and Lazard

The following is a summary of the material financial analyses that the financial advisors performed and reviewed with the Special Committee and which analyses were used in connection with the rendering of J.P. Morgan’s and Lazard’s opinions described above. The following summary does not purport to be a complete description of the financial analyses performed by the financial advisors, nor does the order of analyses described represent relative importance or weight given to those analyses by the financial advisors.

In their analyses, the financial advisors considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of CNH and Fiat Industrial. An evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions analyzed. The estimates contained in the financial advisors’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, the financial advisors’ analyses are inherently subject to substantial uncertainty.

Certain of the summaries of the financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by the financial advisors, the tables must be read together with the full text of each summary and are not by themselves a complete description of the financial advisors’ financial analyses. Considering the data set forth in the tables below without considering the narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial advisors’ financial analyses.

The type and amount of consideration payable pursuant to the merger agreement was determined through arm’s length negotiations between the Special Committee and Fiat Industrial, rather than by any financial advisor, and was approved by the Special Committee and the Board of Directors of CNH. Neither financial advisor recommended any specific merger consideration to the Special Committee or the Board of Directors of CNH or that any given merger consideration constituted the only appropriate consideration for the Merger. The decision to enter into the merger agreement was solely that of the Special Committee and the Board of Directors of CNH. As described above, each of the opinions of the financial advisors was one of many factors taken into consideration by the Special Committee in making the determination to recommend that the Board approve the merger agreement. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Special Committee with respect to the aggregate consideration.

For purposes of their analyses, the financial advisors utilized, among other items (i) certain financial analyses and forecasts prepared by the managements of CNH and Fiat Industrial and (ii) the analyst reports and a set of financial forecasts derived and extrapolated therefrom, each of which the financial advisors adjusted as further described below to reflect, among other items, certain assumptions as to the run-rate funding, the price increases proposed by FPT Industrial with respect to certain products and services offered to CNH (which we refer to as the “proposed FPT price increases”), and differences in accounting standards. The analyst reports selected by the financial advisors were chosen based on, among other factors, the level of detail provided in the analyst’s model. For purposes of this section entitled “—Opinions of the Financial Advisors to the Special Committee of CNH”, we refer to (i) the analyses and forecasts prepared by CNH management, as adjusted, as the “CNH management projections” and the analyses and forecasts prepared by Fiat Industrial management, as adjusted, as the “Fiat Industrial management projections” and the CNH management projections and the Fiat Industrial management projections collectively as the “management projections”, (ii) the financial forecasts derived and extrapolated from the analyst reports with respect to CNH, as adjusted, as the “CNH street projections” and the financial forecasts derived and extrapolated from the analyst reports with respect to Fiat Industrial, as adjusted, as the “Fiat Industrial street projections” and the CNH street projections and the Fiat Industrial street projections collectively as the “street projections” and (iii) the street projections and the management projections collectively as the “projections”.

At the direction of the Special Committee, the financial advisors adjusted the applicable projections for purposes of their analyses to reflect, among other items, certain assumptions as to the proposed FPT price increases and the run-rate funding, including as follows:

•

With respect to the proposed FPT price increases, the projections were adjusted to reflect the implementation of 50% of the proposed FPT price increases and mitigation of the potential impact of such proposed price increases on CNH’s estimated profits by the pass-through of 75% of such price increases to end customers.

•

With respect to the run-rate funding, both CNH and Fiat Industrial Equipment Operations estimated net debt were adjusted to reflect that approximately $1.4 billion of the intersegment note receivables that constitute a portion of run-rate funding would remain outstanding indefinitely. In addition, CNH Equipment Operations estimated earnings before interest, taxes, depreciation and amortization (which we refer to as “EBITDA”) was adjusted for the net increase in interest compensation expense to reflect the net estimated increase in the cost of financing the rest of the run-rate funding.

In addition, given the different accounting standards used by CNH, Fiat Industrial and certain of the selected public and private benchmarks, for purposes of their analyses the financial advisors adjusted the projections and the relevant metrics (including EBITDA) of CNH, Fiat Industrial and certain of the CNH and Fiat Industrial public and private benchmarks, to permit a comparison of such companies to be made on a more consistent basis. Specifically, with respect to certain of the U.S. GAAP-reporting companies (including CNH), pension obligation interest cost was reclassified to financial expense and interest compensation to the applicable financial services division was reclassified to cost of goods sold. With respect to certain of the IFRS-reporting companies (including Fiat Industrial), capitalized development cost was reclassified as an operating expense. With respect to certain of such companies (IFRS and U.S. GAAP-reporting, including CNH and Fiat Industrial), the contribution from the financial services division was excluded and accounted for at book equity value.

CNH

Discounted Cash Flow Analysis

The financial advisors conducted a discounted cash flow analysis for the purpose of determining the implied equity value per share of the CNH common shares. In conducting the discounted cash flow analysis, the financial advisors utilized (i) the CNH management projections, which covered 2012-2016 and, for purposes of the discounted cash flow analysis, were extrapolated to cover 2017-2022 and (ii) the CNH street projections, which were based on analyst reports that covered 2012-2014 and, for purposes of the discounted cash flow analysis, were extrapolated to cover 2015-2022.

To calculate the estimated firm value of CNH using the discounted cash flow analysis, the financial advisors added (i) the estimated after-tax unlevered free cash flows of CNH for the years ending December 31, 2013 through December 31, 2022 to (ii) the estimated terminal value of CNH as of December 31, 2022, and discounted such amounts to their present value using a range of selected discount rates of 9.5% to 10.5%. The financial advisors selected the range of discount rates based on an analysis of the weighted average costs of capital of the selected comparable companies as described in “—CNH—Public Markets Analysis” below. The CNH after-tax unlevered free cash flows were calculated based on CNH’s EBITDA for each year in the forecast period (including the period of the extrapolations referred to above), as adjusted as described above, capital expenditures, changes in working capital and other non-cash items. Estimated terminal values for CNH were calculated by applying perpetual growth rates of 1.5% to 2.5% to extrapolated after-tax unlevered free cash flow for CNH for the year ending December 31, 2022.

The financial advisors then calculated a range of implied per share equity values for CNH by subtracting (i) CNH’s estimated financial net debt, as adjusted for the run-rate funding, (ii) the market or book equity value of CNH’s minority investments (using market value for investments in publicly traded companies and book equity value as disclosed in CNH’s most recent balance sheet for investments in private companies) and (iii) the amount of CNH’s reported unfunded pension liabilities net of deferred tax assets from, and by adding (i) the market or book value of CNH’s joint ventures and associates (using market value for publicly traded companies and book equity value as disclosed in CNH’s most recent balance sheet for private companies) and (ii) the book equity value of CNH’s financial services division to, the estimated CNH firm values implied by the discounted cash flow analysis and by dividing such amounts by the CNH fully diluted share count. This implied an equity value per share range for the CNH common shares of (i) $60.16 to $70.52 based on the CNH management projections and (ii) $49.24 to $56.44 based on the CNH street projections. While the financial advisors conducted a discounted cash flow analysis with respect to the CNH management projections, this analysis was conducted for informational purposes only and the financial advisors did not rely on the results of this analysis for purposes of their respective opinions.

Public Markets Analysis

Given the different nature of the businesses in which CNH participates, the financial advisors conducted a public markets analysis to determine an implied equity value per share for the CNH common shares on a sum-of-the-parts basis by separately reviewing and analyzing selected public companies in the industries in which CNH’s business segments operate. Specifically, the financial advisors reviewed and analyzed selected public companies in the agricultural equipment and construction equipment industries. Although none of the selected companies is directly comparable to CNH, the companies included were chosen because they are companies with operating businesses that for purposes of analysis may be considered reasonably comparable to CNH’s Agricultural Equipment and Construction Equipment operating segments. The following table indicates the companies reviewed by the financial advisors in each of these segments:

Agricultural Equipment	Construction Equipment
AGCO Deere	Caterpillar Komatsu Terex Volvo

In performing these analyses, the financial advisors reviewed and analyzed certain publicly available financial information, ratios and public market multiples relating to the selected companies and compared such information to the corresponding information for the relevant CNH business segment.

For purposes of their analyses, the financial advisors derived and compared multiples for CNH and the selected companies as follows:

•

Equipment Operations firm value or total firm value as a multiple of an estimate of adjusted EBITDA for 2013. Based on their review, the financial advisors derived, for the Agricultural Equipment segment selected companies, median and mean multiples for 2013 estimated EBITDA of 6.0x and 6.0x, respectively, and, for the Construction Equipment segment selected companies, median and mean multiples for 2013 estimated EBITDA of 6.6x and 6.7x, respectively.

•

November 23, 2012 price per share as a multiple of an estimate of adjusted earnings per share (which we generally refer to as “EPS”) for 2013. Based on their review, the financial advisors derived, for the Agricultural Equipment segment selected companies, median and mean multiples for 2013 estimated EPS of 9.8x and 9.8x, respectively, and, for the Construction Equipment segment selected companies, median and mean multiples for 2013 estimated EPS of 10.5x and 10.8x, respectively.

Based on the foregoing analyses, the financial advisors’ professional judgment and industry knowledge, the nature of CNH’s business and consideration of other factors, the financial advisors applied (i) EBITDA multiple ranges of 5.5x to 6.5x to the estimated 2013 EBITDA for CNH’s Agricultural Equipment operating segment derived from the CNH management projections and the CNH street projections and (ii) EBITDA multiple ranges of 5.0x to 6.0x to the estimated 2013 EBITDA for CNH’s Construction Equipment operating segment derived from the CNH management projections and the CNH street projections. The financial advisors then calculated a range of implied per share equity values for CNH by subtracting (i) CNH’s estimated financial net debt, as adjusted for the run-rate funding, (ii) the market or book equity value of CNH’s investments in minority investments (using market value for investments in publicly traded companies and book equity value as disclosed in CNH’s most recent balance sheet for investments in private companies) and (iii) the amount of CNH’s reported unfunded pension liabilities net of deferred tax assets from, and by adding (i) the market or book value of CNH’s joint ventures and associates (using market value for publicly traded companies and book equity value as disclosed in CNH’s most recent balance sheet for private companies) and (ii) the book equity value of CNH’s financial services division to, the estimated CNH firm values implied by the application of the EBITDA multiples to the estimated 2013 EBITDA and by dividing such amount by the CNH fully diluted share count. This implied an equity value per share range for the CNH common shares of $49.14 to $55.61 based on the CNH management projections and $51.55 to $58.47 based on the CNH street projections. While the financial advisors conducted a public markets analysis with respect to the CNH management projections, this analysis was conducted for informational purposes only and the financial advisors did not rely on the results of this analysis for purposes of their respective opinions.

Based on the foregoing analyses, the financial advisors’ professional judgment and industry knowledge, the nature of the business of CNH and consideration of other factors, the financial advisors also applied P/E multiple ranges of 9.0x to 10.5x to CNH’s estimated 2013 EPS as derived from the CNH management projections and the CNH street projections (in each case, adjusted for estimated excess cash), which implied an equity value per share range for the CNH common shares of $45.77 to $51.79 based on the CNH management projections and $53.69 to $61.03 based on the CNH street projections. While the financial advisors conducted a public markets analysis with respect to the CNH management projections, this analysis was conducted for informational purposes only and the financial advisors did not rely on the results of this analysis for purposes of their respective opinions.

Private Markets Analysis

The financial advisors conducted, for informational purposes only (and did not utilize for purposes of their respective opinions), a private markets analysis to determine an implied equity value per share for the CNH common shares on a sum-of-the-parts basis by separately reviewing and analyzing selected transactions in the industries in which CNH’s business segments operate. Specifically, the financial advisors reviewed and analyzed certain publicly available financial information relating to selected transactions in the agricultural equipment and construction equipment industries. While none of the companies included in the selected transactions is directly comparable to CNH and none of the transactions in the selected transactions analysis is directly comparable to the Merger, the financial advisors selected these transactions because they involved targets that, for purposes of analysis, were involved in the agricultural equipment industry or the construction equipment industry, as applicable, and had operating characteristics and products that may be reasonably comparable to CNH’s Agricultural Equipment and Construction Equipment operating segments, as applicable.

For purposes of their analyses, the financial advisors derived and compared multiples for CNH and the selected transactions based on:

•	Equipment Operations firm value or total firm value as a multiple of last twelve months’ (which we refer to as “LTM”) revenue.

•	Equipment Operations firm value or total firm value as a multiple of LTM EBITDA.

The results of the foregoing analyses with respect to LTM revenue implied an equity value per share range for the CNH common shares of $76.99 to $92.55 based on the CNH management projections and $77.05 to $92.46 based on the CNH street projections.

The financial advisors derived a range of total equity values for CNH from EBITDA using the methodology described in “—CNH—Public Markets Analysis” above and by dividing such amount by the fully diluted CNH common share count. This implied, with respect to the LTM EBITDA analysis, an equity value per share range for the CNH common shares of $68.15 to $81.76 based on the CNH management projections and $67.73 to $81.24 based on the CNH street projections.

Historical Trading Prices

The financial advisors reviewed, for informational purposes only (and did not utilize for purposes of their respective opinions), the historical trading prices of CNH common shares for the 52-week period ending April 4, 2012 (the last trading date before Fiat Industrial first publicly disclosed that it intended to propose a transaction with CNH). During this period, the closing price of CNH common shares ranged from a low of $23.60 to a high of $49.53.

Equity Research Analyst Price Targets

The financial advisors reviewed, for informational purposes only (and did not utilize for purposes of their respective opinions), public market trading price targets for CNH’s shares prepared and published by selected equity research analysts prior to April 4, 2012, which ranged from $39.00 to $65.00 per share.

Squeeze-Out Analysis

The financial advisors reviewed, for informational purposes only (and did not utilize for purposes of their respective opinions), certain publicly available financial information for selected minority squeeze-out transactions involving U.S. public targets announced since 2002 where the acquirer held a stake in the target of at least 51% at the initial public announcement of the transaction and owned 100% of the target following consummation of the transaction and with transaction values in excess of $250 million. The financial advisors reviewed the selected transactions’ acquisition premiums based on the percentage premium ultimately paid over each target’s stock price one day, one week and one month prior to the initial public announcement of the applicable transaction. Based on these analyses and the financial advisors’ professional judgment, industry knowledge, involvement in recent transactions and consideration of other factors, the financial advisors derived a range of premiums of (i) 15% to 25% for the selected transactions that had all-stock consideration and applied this range of premiums to the CNH closing price of $39.65 as of April 4, 2012 (the last trading day before Fiat Industrial first publicly disclosed that it intended to propose a transaction with CNH), which implied an equity value per share range for the CNH common shares of $45.60 to $49.56 and (ii) 20% to 30% for all of the selected transactions and applied this range of premiums to the CNH per share price of $39.65 as of April 4, 2012, which implied an equity value per share range for the CNH common shares of $47.58 to $51.55.

Fiat Industrial

Discounted Cash Flow Analysis

Given the different nature of the businesses in which Fiat Industrial participates, the discounted cash flow analysis conducted by the financial advisors to determine an implied equity value per share for Fiat Industrial’s shares was performed on a sum-of-the-parts basis, in which the financial advisors conducted a discounted cash flow analysis for each of the following Fiat Industrial business segments:

•	FPT Industrial

•	Iveco

•	CNH

•	Corporate

Using this methodology, the financial advisors calculated the unlevered free cash flows that each Fiat Industrial business segment could generate during the years ending December 31, 2013 through December 31, 2022, based on both the Fiat Industrial management projections and the Fiat Industrial street projections, except with respect to CNH. To value CNH for purposes of the Fiat Industrial discounted cash flow analysis, the financial advisors utilized the results of the CNH discounted cash flow analysis as described in “—CNH—Discounted Cash Flow Analysis” above. In conducting the discounted cash flow analysis for the Fiat Industrial business segments other than CNH, the financial advisors utilized (i) the Fiat Industrial management projections, which covered 2012-2016 and, for purposes of the discounted cash flow analysis, were extrapolated to cover 2017-2022 and (ii) the Fiat Industrial street projections, which were based on analyst reports that covered 2012-2014 and, for purposes of the discounted cash flow analysis, were extrapolated to cover 2015-2022.

To calculate the estimated firm value of Fiat Industrial using the discounted cash flow analysis, the financial advisors (i) added the sum of the estimated after-tax unlevered free cash flows of each of Iveco and FPT for the years ending December 31, 2013 through December 31, 2022 to the sum of the estimated terminal values of each Iveco and FPT as of December 31, 2022 and (ii) subtracted the estimated after-tax unlevered negative free cash flows associated with certain corporate-level eliminations and discounted such amounts to their present value using a range of selected discount rates of 10.0% to 11.0%. The financial advisors then added to this amount the estimated firm values of CNH derived from the CNH discounted cash flow analysis. The financial advisors selected the range of Fiat Industrial discount rates based on an analysis of the weighted average cost of capital of the Fiat Industrial selected comparable companies as described in “—Fiat Industrial—Public Markets Analysis” below. The Fiat Industrial after-tax unlevered free cash flows were calculated by taking estimated Iveco and FPT Industrial EBITDA for each year in the forecast period (including the period of extrapolations referred to above), as adjusted as described above, capital expenditures, changes in net working capital and other non-cash items. Estimated terminal values for Fiat Industrial were calculated by applying perpetual growth rates of 1.5% to 2.5% to extrapolated after-tax unlevered free cash flows for Iveco and FPT Industrial for the year ending December 31, 2022 and extrapolated after-tax unlevered negative free cash flows for certain corporate-level eliminations.

The financial advisors then calculated a range of implied per share equity values for Fiat Industrial by subtracting (i) estimated financial net debt, as adjusted for a portion of the run-rate funding, (ii) the CNH minority interest value derived from the discounted cash flow analysis as described in the section “—CNH—Discounted Cash Flow Analysis” and (iii) the amount of Fiat Industrial’s reported unfunded pension liabilities net of deferred tax assets from, and by adding (i) the market or book equity value of Fiat Industrial’s investments in joint ventures and associates (using market value for investments in publicly traded companies and book equity value as disclosed in Fiat Industrial’s most recent balance sheet for investments in private companies) and (ii) the book equity value of the financial services division to, the estimated Fiat Industrial firm values implied by the discounted cash flow analysis (which included the estimated CNH firm values implied by the CNH discounted cash flow analysis) and by dividing such amount by the Fiat Industrial fully diluted share count.

This implied an equity value per share range for the Fiat Industrial ordinary shares of (i) €13.74 to €16.94 based on the Fiat Industrial management projections and (ii) €8.32 to €10.27 based on the Fiat Industrial street projections. While the financial advisors conducted a discounted cash flow analysis with respect to the Fiat Industrial management projections, this analysis was conducted for informational purposes only and the financial advisors did not rely on the results of this analysis for purposes of their respective opinions.

Public Markets Analysis

Given the different nature of the businesses in which Fiat Industrial participates, the financial advisors conducted a public markets analysis to determine an implied equity value per share range of Fiat Industrial ordinary shares on a sum-of-the-parts basis by separately reviewing and analyzing selected public companies in the industries in which each Fiat Industrial’s business segments operate. Specifically, the financial advisors reviewed and analyzed selected companies in the trucks and engines industries, which are the industries in which Iveco and FPT Industrial operate, respectively. For CNH, the financial advisors utilized the value of CNH derived from the CNH public markets analysis (as described under “—CNH—Public Markets Analysis”), as converted from U.S. Dollars to Euro and added this value to the values of Iveco and FPT derived from the Fiat Industrial public markets analysis. Although none of the selected companies is directly comparable to Iveco or FPT Industrial, the companies included were chosen because they are companies with operating businesses that, for purposes of analysis, may be considered reasonably comparable to Iveco and FPT Industrial. The following table indicates the companies reviewed by the financial advisors in each of these segments:

Trucks	Engines
MAN Navistar Paccar Scania Volvo	Allison Transmission Cummins Deutz Wartsila

In performing these analyses, the financial advisors reviewed and analyzed certain publicly available financial information, ratios and public market multiples relating to the selected companies and compared such information to the corresponding information for Iveco and FPT Industrial.

For purposes of their analyses, the financial advisors derived and compared multiples for Iveco and FPT and the selected companies as follows:

•

Equipment Operations firm value or total firm value as a multiple of estimated EBITDA for 2013. Based on their review, the financial advisors derived, for the Trucks segment selected companies, median and mean multiples for 2013 estimated EBITDA of 7.7x and 7.5x, respectively, and, for the Engines segment selected companies, median and mean multiples for 2013 estimated EBITDA of 9.1x and 9.2x, respectively.

•

November 23, 2012 price per share as a multiple of estimated EPS for 2013. Based on their review, the financial advisors derived, for the Trucks segment selected companies, median and mean multiples for 2013 estimated EPS of 13.7x and 15.0x, respectively and, for the engines segment selected companies, median and mean multiples for 2013 estimated EPS of 17.4x and 16.0x, respectively.

Based on the foregoing analyses, the financial advisors’ professional judgment and industry knowledge and the nature of Fiat Industrial’s business and consideration of other factors, the financial advisors applied (i) EBITDA multiple ranges of 7.0x to 8.0x to the estimated 2013 EBITDA for Iveco derived from the Fiat Industrial management projections and the Fiat Industrial street projections, (ii) EBITDA multiple ranges of 8.0x to 9.5x to the estimated 2013 EBITDA for FPT Industrial derived from the Fiat Industrial management projections and the Fiat Industrial street projections and (iii) blended multiple ranges of 6.3x to 7.3x to the estimated impact of the Fiat Industrial corporate-level eliminations on the estimated 2013 EBITDA for Fiat Industrial. The financial advisors then calculated a range of implied per share equity values for Fiat Industrial by subtracting (i) estimated financial net debt, as adjusted for a portion of the run-rate funding, (ii) the CNH minority interest value derived from the Public Markets analysis as described in the section “—CNH—Public Markets Analysis” and (iii) the amount of Fiat Industrial’s reported unfunded pension liabilities net of deferred tax assets from, and by adding (i) the market or book equity value of Fiat Industrial’s investments in joint ventures and associates (using market value for investments in publicly traded companies and book equity value as disclosed in Fiat Industrial’s most recent balance sheet for investments in private companies) and (ii) the book equity value of the financial services division to, the estimated Fiat Industrial firm values implied by the discounted cash flow analysis (which included the estimated CNH firm values implied by the CNH discounted cash flow analysis) and by dividing such amount by the Fiat Industrial fully diluted share count. This implied an equity value per share range of €8.55 to €10.32 based on the Fiat Industrial management projections and €8.30 to €10.04 based on the Fiat Industrial street projections. While the financial advisors conducted a public markets analysis with respect to the Fiat Industrial management projections, this analysis was conducted for informational purposes only and the financial advisors did not rely on the results of this analysis for purposes of their respective opinions.

Based on the foregoing analyses, the financial advisors’ professional judgment and industry knowledge, the nature of Fiat Industrial’s business and consideration of other factors, and subject to the adjustments described above, the financial advisors also applied P/E multiple ranges of 11.0x to 14.0x to the consolidated Fiat Industrial estimated 2013 EPS as derived from the Fiat Industrial management projections and the Fiat Industrial street projections, which implied an equity value per share range of €8.61 to €10.96 based on the Fiat Industrial management projections and €7.99 to €10.18 based on the Fiat Industrial street projections.

While the financial advisors conducted a public markets analysis with respect to the Fiat Industrial management projections, this analysis was conducted for informational purposes only and the financial advisors did not rely on the results of this analysis for purposes of their respective opinions.

Historical Trading Prices

The financial advisors reviewed, for informational purposes only (and did not utilize for purposes of their respective opinions), the historical trading prices of Fiat Industrial ordinary shares for the 52-week period ending April 4, 2012 (which was the last trading day before Fiat Industrial first publicly disclosed that it intended to propose a transaction with CNH). During this period, the closing price of Fiat Industrial ordinary shares ranged from a low of €4.89 to a high of €10.30 per share.

Equity Research Analyst Price Targets

The financial advisors reviewed, for informational purposes only (and did not utilize for purposes of their respective opinions), public market trading price targets for Fiat Industrial’s shares prepared and published by selected equity research analysts prior to April 4, 2012 (which was the last trading day before Fiat Industrial first publicly disclosed that it intended to propose a transaction with CNH), which ranged from €7.10 to €13.70 per share.

Exchange Ratio Analysis

The financial advisors calculated a range of implied exchange ratios based on each of the high and low ends of the implied equity value per share ranges for CNH and Fiat Industrial that were derived from the CNH and Fiat Industrial discounted cash flow and public markets analyses described above as, in the case of CNH, adjusted to account for payment of the CNH Dividend and the conversion of the CNH implied equity value per share ranges from U.S. Dollars to Euro. The results of these analyses, which took into account the adjustments described above, were as follows:

Methodology	Implied Exchange Ratio Range
DCF
Management	2.8580x – 2.9208x
Street	3.6167x – 3.7723x
Public Market
EBITDA – SOTP – Management	3.5344x – 3.6619x
EBITDA – SOTP – Street	3.8641x – 4.0065x
Adj. P/E – Management	3.0503x – 3.3229x
Adj. P/E – Street	4.0122x – 4.3718x

Accounting Treatment

CNH prepares its consolidated financial statements in accordance with U.S. GAAP. Fiat Industrial prepares its consolidated financial statements in accordance with IFRS. Immediately following the Merger, DutchCo will prepare its consolidated financial statements in accordance with IFRS; however, in order to promote comparability with its North American-based capital goods peers, DutchCo expects to publish consolidated financial statements in accordance with U.S. GAAP in the future. Under IFRS, the Merger consists of a reorganization of existing legal entities that does not give rise to any change of control, and therefore is outside the scope of application of IFRS 3—Business Combinations. Accordingly, it will be accounted for as an equity transaction at the existing carrying amounts. Any difference between the fair value of the newly-issued shares in DutchCo and the carrying value of the non-controlling interests attributable to the minority shareholders of CNH will also be recorded as an equity transaction.

For DutchCo accounting purposes, the Merger will be deemed effective as of January 1, 2013.

Unaudited Pro Forma Financial Information

As discussed in “—Accounting Treatment”, the Merger will be accounted for as a transaction between entities under common control. Under IFRS the difference between the fair value of the consideration transferred and the carrying value of the non-controlling interest in CNH acquired will be accounted for within equity. The pro forma impact of the Merger on the Group’s financial statements is as follows:

•

Statement of Financial Position: Assuming the Merger had been completed as of December 31, 2012, €708 million would have been reclassified from equity attributable to non-controlling interests at December 31, 2012 to equity attributable to the owners of the parent due to the elimination of the non-controlling interests in CNH. As a consequence, the pro-forma equity attributable to the owners of the parent is €5,643 million at December 31, 2012.

•

Statements of Income: If the CNH Dividend of US $10.00 per CNH common share had been paid to the CNH shareholders as of January 1, 2012, profit for 2012 would have decreased by €9 million due to additional borrowing costs (based on an average annual rate of 6.2%, in line with the average cost incurred by the Fiat Industrial Group for the period), net of the related income tax effect (effective tax rate of 38%). In addition, assuming the Merger had been completed as of January 1, 2012, €127 million would have been reclassified from profit attributable to non-controlling interests to profit attributable to the owners of the parent due to the elimination of the non-controlling interests in CNH. As a consequence, the pro-forma net profit attributable to the owners of the parent is €928 for the year ended December 31, 2012.

•

Earnings per Share: As a consequence of the Merger, the non-controlling interests in CNH will be eliminated and as a result all of the Group’s profit from CNH operations will be attributable to the owners of the parent. Assuming the Merger had been completed as of January 1, 2012, the pro forma earnings per share for the Group for 2012 have been calculated by dividing the pro forma profit attributable to the owners of the parent by the estimated number of DutchCo shares outstanding after the Merger, and are equal to €0.693 per share.

The estimated number of DutchCo shares outstanding after the Merger is 1,339,196,693, determined as the sum of the outstanding number (at December 31, 2012) of Fiat Industrial shares and the outstanding number of CNH shares held by pre-merger shareholders of CNH shares other than FNH multiplied by the exchange ratio of 3.828.

TAX CONSEQUENCES

Material U.S. Federal Income Tax Consequences

This section summarizes the material U.S. federal income tax consequences of the Merger and the ownership of DutchCo stock. It applies solely to persons that hold shares as capital assets for U.S. federal income tax purposes. This section does not apply to members of a special class of holders subject to special rules, including:

•	a dealer in securities or foreign currencies,

•	regulated investment companies,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a bank, financial institution, or insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more, by vote or value, of Fiat Industrial, CNH or DutchCo,

•	a person that holds shares as part of a straddle or a hedging, conversion, or other risk reduction transaction for U.S. federal income tax purposes,

•	a person that acquired shares pursuant to the exercise of employee stock options or otherwise as compensation, or

•	a person whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on applicable tax treaties. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds shares, the U.S. federal income tax treatment of a partner will depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding shares should consult its tax advisor with regard to the U.S. federal income tax treatment of the Merger and the ownership of DutchCo stock.

No statutory, judicial or administrative authority directly discusses how the Merger and the ownership of DutchCo stock should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of the Merger and the ownership of DutchCo stock are uncertain. Shareholders should consult their own tax advisor regarding the U.S. federal, state and local and foreign and other tax consequences of the Merger and of owning and disposing of DutchCo stock in their particular circumstances.

U.S. Shareholders

For the purposes of this discussion, a “U.S. Shareholder” is a beneficial owner of shares that is:

•	an individual that is a citizen or resident of the United States,

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States,

•	an estate whose income is subject to U.S. federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Exchange of Shares for DutchCo Stock Pursuant to the Merger

DutchCo believes that the CNH Merger and the FI Merger each constitutes for U.S. federal income tax purposes a “reorganization” within the meaning of Section 368(a) of the Code. Fiat Industrial and CNH expect to receive opinions from Sullivan & Cromwell LLP and McDermott Will & Emery LLP, respectively, to the effect that the CNH Merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. As a result, subject to certain exceptions, the exchange of CNH common shares or Fiat Industrial ordinary shares for DutchCo common shares will be tax-free to U.S. Shareholders. A U.S. Shareholder that receives cash in lieu of fractional shares will recognize capital gain or loss measured by the difference between (i) any cash received in lieu of fractional shares of DutchCo, and (ii) its tax basis in the fractional shares of DutchCo they are deemed to have sold. Such capital gain or loss will be long-term capital gain or loss if such person has held its CNH common shares or Fiat Industrial ordinary shares (as applicable) for more than one year. Subject to the discussion regarding the loyalty voting structure below, a U.S. Shareholder’s tax basis in DutchCo common shares received in the FI Merger or CNH Merger, as appropriate, will equal such U.S. Shareholder’s basis in the shares exchanged therefor, less any basis attributable to the fractional shares deemed sold for cash; and a U.S. Shareholder’s holding period for DutchCo common shares received in the FI Merger or CNH Merger, as appropriate, will include the U.S. Shareholder’s holding period in respect of the shares exchanged for DutchCo common shares.

It is a condition to the completion of the CNH Merger that CNH and Fiat Industrial each receives a written opinion of its respective counsel, dated as of the closing date, to the effect that the CNH Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on certain assumptions and on representation letters provided by CNH and DutchCo to be delivered at the time of the closing. If any of the assumptions or representations upon which such opinions are based are inconsistent with the actual facts with respect to the CNH Merger, the U.S. federal income tax consequences of the CNH Merger could be adversely affected.

The tax opinions given in connection with the CNH Merger or in connection with the filing of this registration statement will not be binding on the IRS. DutchCo does not intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the CNH Merger or the FI Merger, and consequently there is no guarantee that the IRS will treat the CNH Merger or the FI Merger in the manner described herein. If the IRS successfully challenges the treatment of the CNH Merger or FI Merger, adverse U.S. federal income tax consequences may result. Shareholders should consult their own tax advisors regarding the U.S. federal, state and local and foreign and other tax consequences of the Merger in their particular circumstances (including the possible tax consequences if the “reorganization” treatment is successfully challenged).

A U.S. Shareholder of Fiat Industrial that exercises its cash exit rights and receives cash in respect of its Fiat Industrial ordinary shares should recognize capital gain or loss equal to the difference between the U.S. dollar amount realized and the U.S. Shareholder’s tax basis, determined in U.S. dollars, in its Fiat Industrial ordinary shares. Such capital gain or loss will be long-term capital gain or loss if such person has held its Fiat Industrial ordinary shares for more than one year.

The IRS might assert that the CNH Dividend should be treated as additional consideration paid to the CNH shareholders in the CNH Merger, in which case a U.S. Shareholder of CNH would take into account the amount of the CNH Dividend in determining gain or loss recognized upon the exchange of CNH common shares for DutchCo common shares (and correspondingly adjust its other income inclusions to account for the amount of the CNH Dividend so recharacterized). U.S. Shareholders should consult their own tax advisors regarding the consequences of treating the CNH Dividend other than as a dividend in their particular situation.

The discussion regarding the tax consequences of the Merger is based on determinations by Fiat Industrial and CNH that neither of those corporations is or has been a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. See the discussion below under “—PFIC Considerations—Consequences of the Merger” if Fiat Industrial or CNH were treated as a PFIC.

Tax Consequences of Owning DutchCo Stock

Taxation of Dividends. Under the U.S. federal income tax laws, subject to the discussion of PFIC taxation below, a U.S. Shareholder must include in its gross income the gross amount of any dividend paid by DutchCo out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends will be taxed as ordinary income to the extent that they are paid out of DutchCo’s current or accumulated earnings and profits. Dividends paid to a noncorporate U.S. Shareholder by certain “qualified foreign corporations” that constitute qualified dividend income will be taxable to the shareholder at the preferential rates applicable to long-term capital gains provided that the shareholder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Subject to the discussion regarding PFIC taxation below, dividends DutchCo pays with respect to the shares will be qualified dividend income, assuming the holding period requirements are met.

A U.S. Shareholder must include any foreign tax withheld from the dividend payment in this gross amount even though the shareholder does not in fact receive it. The dividend is taxable to a U.S. Shareholder when the U.S. Shareholder receives the dividend, actually or constructively.

The dividend will not be eligible for the dividends-received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Shareholder’s basis in the shares of DutchCo stock, causing a reduction in the U.S. Shareholder’s adjusted basis in DutchCo stock, and thereafter as capital gain.

Subject to certain limitations, any non-U.S. tax withheld and paid over to a non-U.S. taxing authority is eligible for credit against a U.S. Shareholder’s U.S. federal income tax liability except to the extent a refund of the tax withheld is available to the U.S. Shareholder under non-U.S. tax law or under an applicable tax treaty. The amount allowed to a U.S. Shareholder as a credit is limited to the amount of the U.S. Shareholder’s U.S. federal income tax liability that is attributable to income from sources outside the United States and is computed separately with respect to different types of income that the U.S. Shareholder receives from non-U.S. sources. Subject to the discussion below regarding Section 904(h) of the Code, dividends paid by DutchCo will be foreign source income and depending on the circumstances of the U.S. Shareholder, will be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a U.S. Shareholder.

Under Section 904(h) of the Code, dividends paid by a foreign corporation that is treated as 50% or more owned, by vote or value, by United States persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes, to the extent the foreign corporation earns U.S. source income. In most circumstances, U.S. Shareholders would be able to choose the benefits of Section 904(h)(10) of the Code and elect to treat dividends that would otherwise be U.S. source dividends as foreign source dividends, but in such a case the foreign tax credit limitations would be separately determined with respect to such “resourced” income. In general, therefore, the application of Section 904(h) of the Code may adversely affect a U.S. Shareholder’s ability to use foreign tax credits. DutchCo does not believe that, immediately after the Merger, it will be 50% or more owned by United States persons, but this conclusion is a factual determination and is subject to change; no assurance can therefore be given that DutchCo may not be treated as 50% or more owned by United States persons for purposes of Section 904(h) of the Code. U.S. Shareholders are strongly urged to consult their own tax advisors regarding the possible impact if Section 904(h) of the Code should apply.

Taxation of Capital Gains. Subject to the discussion of PFIC taxation below, a U.S. Shareholder which sells or otherwise disposes of its DutchCo common shares will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount that the U.S. Shareholder realizes and the U.S. Shareholder’s tax basis in those shares. Capital gain of a noncorporate U.S. Shareholder is taxed at preferential rates when the shareholder has a holding period greater than one year. The gain or loss will be U.S. source income or loss for foreign tax credit limitation purposes. The deduction of capital losses is subject to limitations.

Loyalty Voting Structure

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE RECEIPT, OWNERSHIP OR DISPOSITION OF SPECIAL VOTING SHARES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES AND AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES ARE UNCERTAIN. ACCORDINGLY, WE URGE U.S. SHAREHOLDERS TO CONSULT THEIR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP AND DISPOSITION OF SPECIAL VOTING SHARES.

Receipt of Special Voting Shares. If a U.S. Shareholder receives special voting shares in connection with the Merger, the U.S. Shareholder should not recognize gain upon the receipt of special voting shares. A U.S. Shareholder should allocate its basis in its DutchCo stock between its DutchCo common shares and its DutchCo special voting shares on the basis of their respective fair market values. Because, among other things, the special voting shares are not transferrable and a U.S. Shareholder will receive amounts in respect of the special voting shares only if DutchCo is liquidated, DutchCo believes and intends to take the position that the value of each special voting share is minimal. However, because the determination of the fair market value of the special voting shares is factual and is not governed by any guidance that directly addresses such a situation, the IRS could assert that the value of the special voting shares as determined by DutchCo is incorrect.

If a U.S. Shareholder receives special voting shares after requesting its shares be held on the Loyalty Register, the tax consequences of the receipt of special voting shares is unclear. While distributions of stock are tax-free in certain circumstances, the distribution of special voting shares would be taxable if it were considered to result in a “disproportionate distribution.” A disproportionate distribution is a distribution or series of distributions, including deemed distributions, that have the effect of the receipt of cash or other property by some shareholders of DutchCo and an increase in the proportionate interest of other shareholders of DutchCo in DutchCo’s assets or earnings and profits. It is possible that the distribution of special voting shares to a U.S. Shareholder that has requested its shares be held on the Loyalty Register and a distribution of cash in respect of DutchCo common shares could be considered together to constitute a “disproportionate distribution.” Unless DutchCo has not paid cash dividends in the 36 months prior to a U.S. Shareholder’s receipt of special voting shares and DutchCo does not intend to pay cash dividends in the 36 months following a U.S. Shareholder’s receipt of special voting shares, DutchCo intends to treat the receipt of special voting shares as a distribution that is subject to tax as described above in “—Taxation of Dividends.” The amount of the dividend should equal the fair market value of the special voting shares received. For the reasons stated above, DutchCo believes and intends to take the position that the value of each special voting share is minimal. However, because the fair market value of the special voting shares is factual and is not governed by any guidance that directly addresses such a situation, the IRS could assert that the value of the special voting shares (and thus the amount of the dividend) as determined by DutchCo is incorrect.

Ownership of Special Voting Shares. DutchCo believes that U.S. Shareholders holding special voting shares should not have to recognize income in respect of amounts transferred to the special voting shares dividend reserve that are not paid out as dividends. Section 305 of the Code may, in certain circumstances, require a holder of preferred shares to recognize income even if no dividends are actually received on such shares if the preferred shares are redeemable at a premium and the redemption premium results in a “constructive distribution.” Preferred shares for this purpose refer to shares that do not participate in corporate growth to any significant extent. DutchCo believes that Section 305 of the Code should not apply to any amounts transferred to the special voting shares dividend reserve that are not paid out as dividends so as to require current income inclusion by U.S. Shareholders because, among other things, (i) the special voting shares are not redeemable on a specific date and a U.S. Shareholder is only entitled to receive amounts in respect of the special voting shares upon liquidation, (ii) Section 305 of the Code does not require the recognition of income in respect of a redemption premium if the redemption premium does not exceed a de minimis amount and, even if the amounts transferred to the special voting shares dividend reserve that are not paid out as dividends are considered redemption premium, the amount of the redemption premium is likely to be “de minimis” as such term is used in the applicable Treasury

Regulations. DutchCo therefore intends to take the position that the transfer of amounts to the special voting shares dividend reserve that are not paid out as dividends does not result in a “constructive distribution”, and this determination is binding on all U.S. Shareholders of special voting shares other than a U.S. Shareholder that explicitly discloses its contrary determination in the manner prescribed by the applicable regulations. However, because the tax treatment of the loyalty voting structure is unclear and because DutchCo’s determination is not binding on the IRS, it is possible that the IRS could disagree with DutchCo’s determination and require current income inclusion in respect of such amounts transferred to the special voting shares dividend reserve that are not paid out as dividends.

Disposition of Special Voting Shares. The tax treatment of a U.S. Shareholder that has its special voting shares redeemed for zero consideration after removing its common shares from the Loyalty Register is unclear. It is possible that a U.S. Shareholder would recognize a loss to the extent of the U.S. Shareholder’s basis in its special voting shares, which should equal (i) if the special voting shares were received in connection with the Merger, the basis allocated to the special voting shares, and (ii) if the special voting shares were received after the requisite holding period on the Loyalty Register, the amount that was included in income upon receipt. Such loss would be a capital loss and would be a long-term capital loss if a U.S. Shareholder has held its special voting shares for more than one year. It is also possible that a U.S. Shareholder would not be allowed to recognize a loss upon the redemption of its special voting shares and instead a U.S. Shareholder should increase the basis in its DutchCo common shares by an amount equal to the basis in its special voting shares. Such basis increase in a U.S. Shareholder’s DutchCo common shares would decrease the gain, or increase the loss, that a U.S. Shareholder would recognize upon the sale or other taxable disposition of its DutchCo common shares.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE LOYALTY VOTING STRUCTURE IS UNCLEAR AND U.S. SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS IN RESPECT OF THE CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF SPECIAL VOTING SHARES.

PFIC Considerations—Consequences of Holding DutchCo Stock

DutchCo believes that shares of its stock are not stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change. As discussed in greater detail below, if DutchCo were to be treated as a PFIC, gain realized (subject to the discussion below regarding a mark-to-market election) on the sale or other disposition of shares of DutchCo stock would not be treated as capital gain, and a U.S. Shareholder would be treated as if such U.S. Shareholder had realized such gain and certain “excess distributions” ratably over the U.S. Shareholder’s holding period for its shares of DutchCo stock and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a U.S. Shareholder’s shares of DutchCo stock would be treated as stock in a PFIC if DutchCo were a PFIC at any time during such U.S. Shareholder’s holding period in the shares. Dividends received from DutchCo would not be eligible for the special tax rates applicable to qualified dividend income if DutchCo were treated as a PFIC with respect to such U.S. Shareholder, but instead would be taxable at rates applicable to ordinary income.

DutchCo would be a PFIC with respect to a U.S. Shareholder if for any taxable year in which the U.S. Shareholder held shares of DutchCo stock, after the application of applicable “look-through rules”:

•

75% or more of DutchCo’s gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations); or

•	at least 50% of its assets for the taxable year (averaged over the year and determined based upon value) produce or are held for the production of passive income.

Because the determination whether a foreign corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make a determination, the IRS might not agree that DutchCo is not a PFIC. Moreover, no assurance can be given that DutchCo would not become a PFIC for any future taxable year if there were to be changes in DutchCo’s assets, income or operations.

If DutchCo were to be treated as a PFIC for any taxable year (and regardless of whether DutchCo remains a PFIC for subsequent taxable years), each U.S. Shareholder that is treated as owning DutchCo stock for purposes of the PFIC rules would be liable to pay U.S. federal income tax at the highest applicable income tax rates on ordinary income upon the receipt of excess distributions (the portion of any distributions received by the U.S. Shareholder on DutchCo stock in a taxable year in excess of 125% of the average annual distributions received by the U.S. Shareholder in the three preceding taxable years or, if shorter, the U.S. Shareholder’s holding period for the DutchCo stock) and on any gain from the disposition of DutchCo stock, plus interest on such amounts, as if such excess distributions or gain had been recognized ratably over the U.S. Shareholder’s holding period of the DutchCo stock.

If DutchCo were to be treated as a PFIC for any taxable year and provided that DutchCo common shares are treated as “marketable”, which DutchCo believes will be the case (but there can be no assurance in respect of such a factual determination), a U.S. Shareholder may make a mark-to-market election. Under a mark-to-market election, any excess of the fair market value of the DutchCo common shares at the close of any taxable year over the U.S. Shareholder’s adjusted tax basis in the DutchCo common shares is included in the U.S. Shareholder’s income as ordinary income. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. In addition, the excess, if any, of the U.S. Shareholder’s adjusted tax basis at the close of any taxable year over the fair market value of the DutchCo common shares is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains that the U.S. Shareholder included in income in prior years. A U.S. Shareholder’s tax basis in DutchCo common shares would be adjusted to reflect any such income or loss. Gain realized on the sale, exchange or other disposition of DutchCo common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of DutchCo common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Shareholder. It is not expected that the special voting shares would be treated as “marketable” and eligible for the mark-to-market election.

The adverse consequences of owning stock in a PFIC could also be mitigated if a U.S. Shareholder makes a valid “qualified electing fund” election (“QEF election”), which, among other things, would require a U.S. Shareholder to include currently in income its pro rata share of the PFIC’s net capital gain and ordinary earnings, based on earnings and profits as determined for U.S. federal income tax purposes. Because of the administrative burdens involved, DutchCo does not intend to provide information to its shareholders that would be required to make such election effective.

A U.S. Shareholder which holds DutchCo stock during a period when DutchCo is a PFIC will be subject to the foregoing rules for that taxable year and all subsequent taxable years with respect to that U.S. Shareholder’s holding of DutchCo stock, even if DutchCo ceases to be a PFIC, subject to certain exceptions for U.S. Shareholders which made a mark-to-market or QEF election. U.S. Shareholders are strongly urged to consult their tax advisors regarding the PFIC rules, and the potential tax consequences to them if DutchCo were determined to be a PFIC.

PFIC Considerations—Consequences of the Merger

If it were determined that Fiat Industrial or CNH were a PFIC, then a U.S. Shareholder may be required to recognize gain (but not loss) as a result of the Merger, notwithstanding each of the FI Merger’s and CNH Merger’s qualification as a reorganization within the meaning of Section 368(a) of the Code. In particular, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations have been promulgated under this statute. Proposed Treasury Regulations were promulgated in 1992 with a retroactive effective date. If finalized in their current form, these regulations would require gain (but not loss) recognition by U.S. persons exchanging shares in a corporation that is a PFIC at any time during such U.S. person’s holding period of such shares where such person has not made either (i) a QEF election under Section 1295 of the Code for the first taxable year in which such U.S. person owns such shares or in which the corporation is a PFIC, whichever is later or (ii) a mark-to-market election under Section 1296 of the Code. There is an exception to this rule in certain instances where the exchanging shareholder receives shares of another corporation that is a PFIC, but, as described above, DutchCo believes that it is not a PFIC. Neither Fiat Industrial nor CNH believes that it is or has been a PFIC. However, as discussed above, the determination whether a foreign corporation is a PFIC is primarily factual and, because there is little administrative or judicial authority on which to rely to make a determination, the IRS might not agree that any of these corporations is not a PFIC. U.S. Shareholders are strongly urged to consult their tax advisors regarding the PFIC rules, and the potential tax consequences to them if the PFIC rules applied to determine the tax consequences to them of the Merger.

Medicare Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare tax”) on the lesser of (i) the U.S. person’s “net investment income” for the relevant taxable year and (ii) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A shareholder’s net investment income will include its dividend income and its net gains from the disposition of shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Regulations have been proposed but not finalized in respect of the Medicare tax, and therefore its application is uncertain. If a shareholder is a U.S. person that is an individual, estate or trust, the shareholder is urged to consult the shareholder’s tax advisors regarding the applicability of the Medicare tax to the shareholder’s income and gains in respect of the shareholder’s investment in DutchCo stock.

Information with Respect to Foreign Financial Assets

Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some cases, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. U.S. Shareholders are urged to consult their tax advisors regarding the application of this legislation to their ownership of DutchCo stock.

Backup Withholding and Information Reporting

Information reporting requirements for a noncorporate U.S. Shareholder, on IRS Form 1099, will apply to:

•	dividend payments or other taxable distributions made to such U.S. Shareholder within the United States, and

•	the payment of proceeds to such U.S. Shareholder from the sale of DutchCo stock effected at a United States office of a broker.

Additionally, backup withholding (currently at a 28% rate) may apply to such payments to a noncorporate U.S. Shareholder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the IRS that such U.S. Shareholder has failed to report all interest and dividends required to be shown on such U.S. Shareholder’s federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

A person may obtain a refund of any amounts withheld under the backup withholding rules that exceed the person’s income tax liability by properly filing a refund claim with the IRS.

Non-U.S. Shareholders

For the purposes of this discussion, a “Non-U.S. Shareholder” is a beneficial owner of DutchCo stock that is not a United States person for U.S. federal income tax purposes.

Tax Consequences of Owning DutchCo Stock

Taxation of Dividends. Dividends paid to a Non-U.S. Shareholder in respect of DutchCo stock (including a dividend in respect of the receipt of special voting shares, as described above in “—U.S. Shareholders—Loyalty Voting Structure”) will not be subject to U.S. federal income tax unless the dividends are “effectively connected” with the Non-U.S. Shareholder’s conduct of a trade or business within the United States, and, if required by an applicable income tax treaty as a condition for subjecting the Non-U.S. Shareholder to U.S. taxation on a net income basis, the dividends are attributable to a permanent establishment that the Non-U.S. Shareholder maintains in the United States. In such cases a Non-U.S. Shareholder will be taxed in the same manner as a U.S. Shareholder. If a Non-U.S. Shareholder is a corporate Non-U.S. Shareholder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if it is eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains. A Non-U.S. Shareholder will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of the Non-U.S. Shareholder’s DutchCo stock unless:

•

the gain is “effectively connected” with the Non-U.S. Shareholder’s conduct of a trade or business in the United States, and, if required by an applicable income tax treaty as a condition for subjecting the shareholder to U.S. taxation on a net income basis, the gain is attributable to a permanent establishment that the Non-U.S. Shareholder maintains in the United States, or

•	the Non-U.S. Shareholder is an individual, is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

“Effectively connected” gains of a corporate Non-U.S. Shareholder that it recognizes may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if it is eligible for the benefits of an income tax treaty that provides for a lower rate.

Backup Withholding and Information Reporting

A Non-U.S. Shareholder is exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments made to the Non-U.S. Shareholder outside the United States, and

•

other dividend payments and the payment of the proceeds from the sale of DutchCo stock effected at a U.S. office of a broker, as long as the income associated with such payments is otherwise exempt from U.S. federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that the shareholder is a United States person and the Non-U.S. Shareholder has furnished the payor or broker:

•	an IRS Form W-8BEN or an acceptable substitute form upon which the Non-U.S. Shareholder certifies, under penalties of perjury that the shareholder is a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with Treasury Regulations, or

•	the Non-U.S. Shareholder otherwise establishes an exemption.

Payment of the proceeds from the sale of DutchCo stock effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale of DutchCo stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by a Non-U.S. Shareholder in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to the Non-U.S. Shareholder at a U.S. address, or

•	the sale has some other specified connection with the United States as provided in Treasury Regulations,

unless the broker does not have actual knowledge or reason to know that the shareholder is a United States person and the documentation requirements described above are met or the shareholder otherwise establishes an exemption.

In addition, a sale of DutchCo stock will be subject to information reporting, but not backup withholding, if it is effected at a foreign office of a broker that is:

•	a United States person,

•	a controlled foreign corporation for U.S. federal income tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in Treasury Regulations, which in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a U.S. trade or business,

unless the broker does not have actual knowledge or reason to know that the person is a United States person and the documentation requirements described above are met or the person otherwise establishes an exemption.

A person may obtain a refund of any amounts withheld under the backup withholding rules that exceed the person’s income tax liability by properly filing a refund claim with the IRS.

Material Dutch Tax Consequences

This section summarizes solely the principal Dutch tax consequences of (i) the exchange of shares pursuant to the Merger and (ii) the ownership of DutchCo common shares that are issued pursuant to the Merger. It does not consider every aspect of Dutch taxation that may be relevant to a particular holder of shares in CNH, Fiat Industrial or DutchCo in special circumstances or that is subject to special treatment under applicable law. Shareholders should consult their own tax advisor regarding the Dutch tax consequences of (i) the Merger and (ii) of owning and disposing of DutchCo common shares and, if applicable, DutchCo special voting shares in their particular circumstances.

Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. Where in this section the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands. This summary also assumes that DutchCo is organized, and that the business will be conducted, in the manner outlined in this Form. A change to the organizational structure or to the manner in which DutchCo conducts its business may invalidate the contents of this section, which will not be updated to reflect any such change.

This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands at the date of this Form. The law upon which this summary is based is subject to change, perhaps with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

Where in this Dutch taxation discussion reference is made to “a holder of shares”, that concept includes, without limitation:

1.	an owner of one or more shares, that in addition to the title to such shares, has an economic interest in such shares;

2.	a person which or an entity that holds the entire economic interest in one or more shares;

3.	a person which or an entity that holds an interest in an entity, such as a partnership or a mutual fund, that is transparent for Dutch tax purposes, the assets of which comprise one or more shares, within the meaning of 1. or 2. above; or

4.	a person which is deemed to hold an interest in shares, as referred to under 1. to 3., pursuant to the attribution rules of article 2.14a, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), with respect to property that has been segregated, for instance in a trust or a foundation.

Dividend withholding tax in connection with implementation of the Merger

The exchange of CNH common shares for DutchCo common shares pursuant to the Merger as well as the payment of cash corresponding to the proceeds of the sale of a holder’s fractional entitlement to DutchCo common shares will not be subject to Dutch dividend withholding tax.

The issuance of special voting shares will not give rise to Dutch dividend withholding tax provided that the par value of the special voting rights is paid-up out of DutchCo reserves which are recognized as paid-up capital for Dutch dividend withholding tax purposes and otherwise no actual or deemed distribution of profits occurs.

Taxes on income and capital gains in connection with the implementation of the Merger

General

The summary set out in this taxation discussion “Taxes on income and capital gains in connection with the implementation of the Merger” applies only to a holder of CNH common shares or Fiat Industrial ordinary shares that is a “Dutch Individual holder of CNH common shares or Fiat Industrial ordinary shares”, a “Dutch Corporate holder of CNH common shares or Fiat Industrial ordinary shares” or a “Non-resident holder of CNH common shares or Fiat Industrial ordinary shares.”

For the purposes of this taxation section a holder is a “Dutch Individual holder” if such holder satisfies the following tests:

a.	such holder is an individual;

b.	such holder is a resident, or deemed to be resident, in the Netherlands for Dutch income tax purposes, or has elected to be treated as a resident of the Netherlands for Dutch income tax purposes;

c.	such holder’s shares and any benefits derived or deemed to be derived therefrom have no connection with such holder’s past, present or future employment, if any; and

d.	such holder’s shares do not form part of a substantial interest (aanmerkelijk belang) or a deemed substantial interest in CNH, Fiat Industrial or DutchCo within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001).

If a person holds an interest in CNH or Fiat Industrial, such interest forms part of a substantial interest, or a deemed substantial interest, in these companies if any one or more of the following circumstances is present:

1.	Such person – either alone or, in the case of an individual, together with such person’s partner, if any, or pursuant to article 2.14a, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001) – owns or is deemed to own, directly or indirectly, either a number of shares in CNH or Fiat Industrial representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of the shares), or profit-participating certificates (winstbewijzen) relating to 5% or more of the annual profit or to 5% or more of the liquidation proceeds. The ordinary shares and the special voting shares are considered to be separate classes of shares.

2.	Such person’s shares, profit-participating certificates or rights to acquire shares in CNH or Fiat Industrial are held by such person or deemed to be held by such person following the application of a non-recognition provision.

3.	Such person’s partner or any of such person’s relatives by blood or by marriage in the direct line (including foster-children) or those of such person’s partner has a substantial interest (as described under 1. and 2. above) in CNH or Fiat Industrial.

For the purposes of circumstances 1, 2 and 3 above, if a holder is entitled to the benefits from shares or profit-participating certificates (for instance, if a holder is a holder of a right of usufruct), such holder is deemed to be a holder of shares or profit-participating certificates, as the case may be, and such holder’s entitlement to benefits is considered a share or profit-participating certificate, as the case may be.

If a Dutch Individual holder of CNH common shares or Fiat Industrial ordinary shares satisfies test b., but does not satisfy test c. and/or test d. above, such holder’s Dutch income tax position is not discussed in this Form. If a holder is an individual which does not satisfy test b., please refer to the section “—Taxes on income and capital gains in connection with the implementation of the Merger—Non-resident holders of CNH common shares or Fiat Industrial ordinary shares.”

For the purposes of this section a holder is a “Dutch Corporate holder” if such holder satisfies the following tests:

i.	such holder is a corporate entity (lichaam), including an association that is taxable as a corporate entity, that is subject to Dutch corporation tax in respect of benefits derived from its CNH common shares, Fiat Industrial ordinary shares or DutchCo shares;

ii.	such holder is a resident, or deemed to be resident, in the Netherlands for Dutch corporation tax purposes;

iii.	such holder is not an entity that, although subject to Dutch corporation tax, is, in whole or in part, specifically exempt from that tax; and

iv.	such holder is not an investment institution (beleggingsinstelling) as defined in article 28 of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

If a holder is not an individual and if such holder does not satisfy any one or more of these tests, with the exception of test ii., such holder’s Dutch corporation tax position is not discussed in this Form. If a holder is not an individual and if such holder does not satisfy test ii., please refer to the section “—Taxes on income and capital gains in connection with the implementation of the Merger—Non-resident Holders of CNH common shares or Fiat Industrial ordinary shares.”

For the purposes of this section, a holder is a “Non-resident holder” if such holder satisfies the following tests:

a.	such holder is neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch income tax or corporation tax, as the case may be, and, if such holder is an individual, has not elected to be treated as a resident of the Netherlands for Dutch income tax purposes;

b.	such holder’s shares and any benefits derived or deemed to be derived from such shares have no connection with past, present or future employment or membership of a management board (bestuurder) or a supervisory board (commissaris);

c.	such holder’s shares do not form part of a substantial interest or a deemed substantial interest in CNH, Fiat Industrial or DutchCo within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001), unless such interest forms part of the assets of an enterprise; and

d.	if such holder is not an individual, no part of the benefits derived from such holder’s shares is exempt from Dutch corporation tax under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

See above for a description of the circumstances under which shares form part of a substantial interest or a deemed substantial interest.

If a holder satisfies test a., but does not satisfy any one or more of tests b., c., and d., such holder’s Dutch income tax position or corporation tax position, as the case may be, is not discussed in this Form.

Dutch Individual holders of CNH common shares or Fiat Industrial ordinary shares deriving profits from an enterprise

For a Dutch Individual holder whose CNH common shares or Fiat Industrial ordinary shares are attributable to an enterprise from which such holder derives profits, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of an enterprise (other than as an entrepreneur or a shareholder), the exchange of CNH common shares or Fiat Industrial ordinary shares for DutchCo common shares is considered to be a disposal of such holder’s CNH common shares or Fiat Industrial ordinary shares and will result in recognition of a capital gain or a capital loss. Such benefits are subject to Dutch income tax at progressive rates. A Dutch Individual holder can opt for application of a roll-over facility for the capital gain if CNH, Fiat Industrial and DutchCo are resident in a Member State of the European Union and certain requirements are met. If the roll-over facility is applied, the shares in DutchCo received as Merger consideration must be reported in the balance sheet for Dutch tax purposes at the same tax book value as the divested shares in CNH and/or Fiat Industrial. The roll-over facility does not apply to any cash received pursuant to the exercise of cash exit rights or in lieu of fractional shares.

On receipt of the special voting shares, part of the book value for Dutch tax purposes of the DutchCo common shares will have to be attributed to the special voting shares. The book value for Dutch tax purposes of the DutchCo common shares will be reduced accordingly.

Dutch Individual holders of CNH common shares or Fiat Industrial ordinary shares deriving benefits from miscellaneous activities

If a Dutch Individual holder derives or is deemed to derive any benefits from CNH common shares or Fiat Industrial ordinary shares, that constitute benefits from miscellaneous activities (resultaat uit overige werkzaamheden), the exchange of such holder’s CNH common shares or Fiat Industrial ordinary shares for DutchCo common shares is considered to be a disposal of such holder’s CNH common shares or Fiat Industrial ordinary shares and will result in recognition of a capital gain or a capital loss. Such benefits are subject to Dutch income tax at progressive rates. A Dutch Individual holder can opt for application of a roll-over facility for the capital gain if CNH, Fiat Industrial and DutchCo are resident in a Member State of the European Union and certain requirements are met. If the roll-over facility is applied, the shares in DutchCo received as Merger consideration must be reported in the balance sheet for Dutch tax purposes at the same tax book value as the divested shares in CNH and/or Fiat Industrial. The roll-over facility does not apply to any cash received pursuant to the exercise of cash exit rights or in lieu of fractional shares.

A Dutch Individual holder may, inter alia, derive or be deemed to derive benefits from CNH common shares or Fiat Industrial ordinary shares that are taxable as benefits from miscellaneous activities in the following circumstances:

a.	such holder’s investment activities go beyond the activities of an active portfolio investor, for instance in the case of use of insider knowledge (voorkennis) or comparable forms of special knowledge; or

b.	if any benefits to be derived from such holder’s CNH common shares or Fiat Industrial ordinary shares, whether held directly or indirectly, are intended, in whole or in part, as remuneration for activities performed by such holder or by a person that is a connected person to such holder as meant by article 3.92b, paragraph 5, of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001).

On receipt of the special voting shares, part of the book value for Dutch tax purposes of the DutchCo common shares will have to be attributed to the special voting shares. The book value for Dutch tax purposes of the DutchCo common shares will be reduced accordingly.

Other Dutch Individual holders of CNH common shares or Fiat Industrial ordinary shares

If a Dutch Individual holder’s situation has not been discussed before in this section “—Taxes on income and capital gains in connection with the implementation of the Merger”, benefits from such holder’s CNH common shares or Fiat Industrial ordinary shares will be taxed annually as a benefit from savings and investments (voordeel uit sparen en beleggen). Such benefit is deemed to be 4% per annum of the holder’s yield basis (rendementsgrondslag) to be determined at the beginning of the relevant taxable year, to the extent that such amount exceeds the “exempt net asset amount” (heffingvrij vermogen) for the relevant year. The benefit is taxed at a rate of 30%. The value of the shares forms part of the yield basis. Any actual capital gain or loss realized upon the exchange of CNH common shares or Fiat Industrial ordinary shares for DutchCo common shares and, if applicable, the receipt of DutchCo special voting shares is not as such subject to Dutch income tax.

Attribution rule

Benefits derived or deemed to be derived from certain miscellaneous activities by, and yield basis for benefits from savings and investments of, a child or a foster child which is under eighteen years of age are attributed to the parent which exercises, or to the parents which exercise, authority over the child, irrespective of the country of residence of the child.

Dutch Corporate holder of CNH common shares or Fiat Industrial ordinary shares

For a Dutch Corporate holder, the disposal of such holder’s CNH common shares or Fiat Industrial ordinary shares in exchange for DutchCo common shares will result in recognition of a capital gain or a capital loss, except to the extent that the benefits are exempt under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969). If the participation exemption does not apply in respect of such holder’s CNH common shares or Fiat Industrial ordinary shares, such holder can opt for application of a roll-over facility for the capital gain if CNH, Fiat Industrial and DutchCo are resident in a Member State of the European Union and certain requirements are met. If the roll-over facility is applied, the shares in DutchCo received as Merger consideration must be reported in the balance sheet for Dutch tax purposes at the same tax book value as the divested shares in CNH and/or Fiat Industrial. The roll-over facility does not apply to any cash received pursuant to the exercise of cash exit rights or in lieu of fractional shares.

On receipt of the special voting shares, part of the book value for Dutch tax purposes of the DutchCo common shares will have to be attributed to the special voting shares. The book value for Dutch tax purposes of the DutchCo common shares will be reduced accordingly.

Non-resident holders of CNH common shares or Fiat Industrial ordinary shares

A Non-resident holder will not be subject to any Dutch taxes on income or capital gains in respect of the exchange of such holder’s CNH common shares or Fiat Industrial ordinary shares for DutchCo common shares unless:

1.	(i) such holder derives profits from an enterprise as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, if such holder is an individual, or other than as a holder of securities, if such holder is not an individual, and (ii) such enterprise is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands and (iii) such holder’s CNH common shares or Fiat Industrial ordinary shares are attributable to such enterprise; or

2.	such holder is an individual and such holder derives benefits from CNH common shares or Fiat Industrial ordinary shares that are taxable as benefits from miscellaneous activities in the Netherlands.

If a holder falls under exception 1. or 2., the disposal of such holder’s CNH common shares or Fiat Industrial ordinary shares in exchange for DutchCo common shares will result in recognition of a capital gain or a capital loss. In these two cases and provided that the DutchCo common shares received as Merger consideration are attributable to such enterprise or such miscellaneous activities in the Netherlands, such holder can opt for application of a roll-over facility for the capital gain if CNH, Fiat Industrial and DutchCo are resident in a Member State of the European Union and certain requirements are met. If the roll-over facility is applied, the DutchCo common shares received as Merger consideration must be reported in the balance sheet for Dutch tax purposes at the same tax book value as the divested shares in CNH and/or Fiat Industrial. The roll-over facility does not apply to any cash received pursuant to the exercise of cash exit rights or in lieu of fractional shares.

See above for a description of the circumstances under which the benefits derived from CNH common shares or Fiat Industrial ordinary shares may be taxable as benefits from miscellaneous activities, on the understanding that such benefits will be taxable in the Netherlands only if such activities are performed or deemed to be performed in the Netherlands.

On receipt of the special voting shares, part of the book value for Dutch tax purposes of the DutchCo common shares will have to be attributed to the special voting shares. The book value for Dutch tax purposes of the DutchCo common shares will be reduced accordingly.

Attribution rule

Benefits derived or deemed to be derived from certain miscellaneous activities by a child or a foster child which is under eighteen years of age are attributed to the parent which exercises, or the parents which exercise, authority over the child, irrespective of the country of residence of the child.

Other taxes and duties in connection with the implementation of the Merger

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in the Netherlands in respect of or in connection with the exchange of CNH common shares or Fiat Industrial ordinary shares for DutchCo common shares, or the delivery of DutchCo common shares.

Taxes on income and capital gains from the ownership and disposition of DutchCo common shares and/or special voting shares after implementation of the Merger

General

The summary set out in this section “—Taxes on income and capital gains after the implementation of the Merger” applies only to a holder of DutchCo common shares and, if applicable, DutchCo special voting shares, that is a “Dutch Individual holder” or a “Dutch Corporate holder” or a “Non-resident holder.”

Dutch Individual holders of DutchCo common shares and/or special voting shares deriving profits or deemed to be deriving profits from an enterprise

If a Dutch Individual holder (as defined above) derives or is deemed to derive any benefits from such holder’s DutchCo common shares and/or special voting shares, including any capital gain realized on the disposal of such DutchCo common shares and/or special voting shares, that are attributable to an enterprise from which such holder derives profits, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of an enterprise, other than as a shareholder, such benefits are subject to Dutch income tax at progressive rates.

Dutch Individual holders of DutchCo common shares and/or special voting shares deriving benefits from miscellaneous activities

If a Dutch Individual holder derives or is deemed to derive (as outlined above) any benefits from such holder’s DutchCo common shares and/or special voting shares, including any gain realized on the disposal of such DutchCo common shares and/or special voting shares, that constitute benefits from miscellaneous activities (as outlined above) (resultaat uit overige werkzaamheden), such benefits are subject to Dutch income tax at progressive rates.

Other Dutch Individual holders of DutchCo common shares and/or special voting shares

If a Dutch Individual holder’s situation has not been discussed before in this section “—Taxes on income and capital gains from the ownership and disposition of DutchCo common shares and/or special voting shares after implementation of the Merger”, benefits from such holder’s DutchCo common shares and/or special voting shares will be taxed annually as a benefit from savings and investments (voordeel uit sparen en beleggen). Such benefit is deemed to be 4% per annum of the holder’s “yield basis” (rendementsgrondslag), to be determined at the beginning of the relevant taxable year, to the extent that such yield basis exceeds the “exempt net asset amount” (heffingvrij vermogen) for the relevant year. The benefit is taxed at the rate of 30%. The value of a holder’s DutchCo common shares and/or special voting shares forms part of the holder’s yield basis. Actual benefits derived from such holder’s DutchCo common shares and/or special voting shares, including any gain realized on the disposal of such DutchCo common shares and/or special voting shares, are not as such subject to Dutch income tax.

Attribution rule

Benefits derived or deemed to be derived from certain miscellaneous activities by, and yield basis for benefits from savings and investments of, a child or a foster child which is under eighteen years of age are attributed to the parent which exercises, or to the parents which exercise, authority over the child, irrespective of the country of residence of the child.

Dutch Corporate holder of DutchCo common shares and/or special voting shares

If a holder is a Dutch Corporate Entity, any benefits derived or deemed to be derived by such holder from such holder’s DutchCo common shares and/or special voting shares, including any gain realized on the disposal thereof, are subject to Dutch corporation tax, except to the extent that the benefits are exempt under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

Non-resident holders of DutchCo common shares and/or special voting shares

A Non-resident holder (as defined above) of DutchCo common shares and/or special voting shares will not be subject to any Dutch taxes on income or capital gains (other than the dividend withholding tax described below) in respect of any benefits derived or deemed to be derived by such holder from such holder’s DutchCo common shares and/or special voting shares, including any capital gain realized on the disposal thereof, unless:

1.	such holder derives profits from an enterprise, directly, or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, if such holder is an individual, or other than as a holder of securities, if such holder is not an individual, such enterprise is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and such holder’s DutchCo common shares and/or special voting shares are attributable to such enterprise; or

2.	such holder is an individual and such holder derives benefits from DutchCo common shares and/or special voting shares that are taxable as benefits from miscellaneous activities in the Netherlands.

See above for a description of the circumstances under which the benefits derived from DutchCo common shares and/or special voting shares may be taxable as benefits from miscellaneous activities, on the understanding that such benefits will be taxable in the Netherlands only if such activities are performed or deemed to be performed in the Netherlands.

Attribution rule

Benefits derived or deemed to be derived from certain miscellaneous activities by a child or a foster child which is under eighteen years of age are attributed to the parent which exercises, or the parents which exercise, authority over the child, irrespective of the country of residence of the child.

Dividend withholding tax

General

DutchCo is required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by it.

As an exception to this rule, DutchCo may not be required to withhold Dutch dividend withholding tax if it is considered to be a tax resident of both the Netherlands and another jurisdiction in accordance with the domestic tax residency provisions applied by each of these jurisdictions, while an applicable double tax treaty between the Netherlands and such other jurisdiction attributes the tax residency exclusively to that other jurisdiction.

The concept of “dividends distributed by DutchCo” as used in this section “Material Dutch Tax Consequences” includes, but is not limited to, the following:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

•	liquidation proceeds and proceeds of repurchase or redemption of shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

•

the par value of shares issued by DutchCo to a holder of DutchCo common shares and/or special voting shares or an increase of the par value of shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

•

partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) the general meeting of DutchCo’s shareholders has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to DutchCo’s articles of association.

Dutch Individuals and Dutch Corporate Entities

If a holder is a Dutch Individual (other than an individual that has elected to be treated as a resident of the Netherlands for Dutch income tax purposes) or a Dutch Corporate Entity, such holder can generally credit Dutch dividend withholding tax against Dutch income tax or Dutch corporation tax liability, as applicable, and such holder is generally entitled to a refund in the form of a negative assessment of Dutch income tax or Dutch corporation tax, as applicable, to the extent such dividend withholding tax, together with any other creditable domestic and/or foreign taxes, exceeds such holder’s aggregate Dutch income tax or aggregate Dutch corporation tax liability.

Pursuant to domestic rules to avoid dividend stripping, Dutch dividend withholding tax will only be credited against Dutch income tax or Dutch corporation tax, as applicable, exempted, reduced or refunded if a holder is the beneficial owner (uiteindelijk gerechtigde) of dividends distributed by DutchCo. If a holder receives proceeds from DutchCo common shares and/or special voting shares, such holder will not be recognized as the beneficial owner of such proceeds if, in connection with the receipt of the proceeds, such holder has given a consideration, in the framework of a composite transaction including, without limitation, the mere acquisition of one or more dividend coupons or the creation of short-term rights of enjoyment of shares (kortlopende genotsrechten op aandelen), whereas it may be presumed that (i) such proceeds in whole or in part, directly or indirectly, inure to a person that would not have been entitled to an exemption from, reduction or refund of, or credit for, dividend withholding tax, or that would have been entitled to a smaller reduction or refund of, or credit for, dividend withholding tax than such holder, the actual recipient of the proceeds; and (ii) such person acquires or retains, directly or indirectly, an interest in DutchCo common shares and/or special voting shares or similar instruments, comparable to its interest in DutchCo common shares and/or special voting shares prior to the time the composite transaction was first initiated.

If a holder is an individual that is not resident or deemed to be resident in the Netherlands, but such holder has elected to be treated as a resident of the Netherlands for Dutch income tax purposes, such holder may be eligible for relief from Dutch dividend withholding tax on the same conditions as an individual that is a Non-resident holder of DutchCo common shares and/or special voting shares, as discussed below.

See the section “—Dividend withholding tax—General” for a description of the concept “dividends distributed by DutchCo.”

See the section “—Taxes on income and capital gains in connection with the implementation of the Merger” for a description of the terms Dutch Individual and Dutch Corporate Entity.

Non-resident holders of DutchCo common shares and/or special voting shares

Relief

If a Non-resident holder of DutchCo common shares and/or special voting shares is resident in the non-European part of the Kingdom of the Netherlands or in a country that has concluded a double tax treaty with the Netherlands, such holder may be eligible for a full or partial relief from the dividend withholding tax, provided such relief is timely and duly claimed. Pursuant to domestic rules to avoid dividend stripping, dividend withholding tax relief will only be available to a holder if such holder is the beneficial owner of dividends distributed by DutchCo. The Dutch tax authorities have taken the position that this beneficial-ownership test can also be applied to deny relief from dividend withholding tax under double tax treaties and the Tax Arrangement for the Kingdom (Belastingregeling voor het Koninkrijk).

In addition, a Non-resident holder of DutchCo common shares and/or special voting shares that is not an individual is entitled to an exemption from dividend withholding tax, provided that the following tests are satisfied:

1.	such holder is, according to the tax law in a Member State of the European Union or a state designated by ministerial decree, that is a party to the Agreement regarding the European Economic Area, resident there and such holder is not transparent for tax purposes according to the tax law of such state;

2.	any one or more of the following threshold conditions are satisfied:

a.	at the time the dividend is distributed by DutchCo, such holder holds shares representing at least 5% of DutchCo’s nominal paid-up capital; or

b.	such holder has held shares representing at least 5% of DutchCo’s nominal paid up capital for a continuous period of more than one year at any time during the four years preceding the time the dividend is distributed by DutchCo; or

c.	such holder is connected with DutchCo within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969 (Wet op de Vennootschapsbelasting 1969); or

d.	an entity connected with such holder within the meaning of article 10a, paragraph 4, of the Dutch Corporation Tax Act 1969 (Wet op de Vennootschapsbelasting 1969) holds at the time the dividend is distributed by DutchCo, shares representing at least 5% of DutchCo’s nominal paid-up capital;

3.	such holder is not considered to be resident outside the Member States of the European Union or the states designated by ministerial decree, that are a party to the Agreement regarding the European Economic Area, under the terms of a double tax treaty concluded with a third State; and

4.	such holder does not perform a similar function to an investment institution (beleggingsinstelling) as meant by article 6a or article 28 of the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

The exemption from dividend withholding tax is not available if a holder is a Non-resident holder of DutchCo common shares and/or special voting shares and pursuant to a provision for the prevention of fraud or abuse included in a double tax treaty between the Netherlands and such holder’s country of residence, such holder would not be entitled to the reduction of tax on dividends provided for by such treaty. Furthermore, the exemption from dividend withholding tax will only be available to a holder if such holder is the beneficial owner of dividends distributed by DutchCo, as described above. If a holder is a Non-resident holder of DutchCo common shares and/or special voting shares and such holder is resident in a Member State of the European Union with which the Netherlands has concluded a double tax treaty that provides for a reduction of tax on dividends based on the ownership of the number of voting rights, the test under 2.a. above is also satisfied if such holder owns 5% of the voting rights in DutchCo.

Credit

If a Non-resident Holder of DutchCo common shares and/or special voting shares is subject to Dutch income tax or Dutch corporation tax in respect of any benefits derived or deemed to be derived from such holder’s DutchCo common shares and/or special voting shares, including any capital gain realized on the disposal thereof, such holder can generally credit Dutch dividend withholding tax against Dutch income tax or Dutch corporation tax liability, as applicable, and such holder is generally entitled to a refund pursuant to a negative tax assessment if and to the extent the dividend withholding tax, together with any other creditable domestic and/or foreign taxes, exceeds such holder’s aggregate Dutch income tax or aggregate Dutch corporation tax liability, respectively.

See the section “—Dividend withholding tax—Dutch Individuals and Dutch Corporate Entities” for a description of the term beneficial owner.

See the section “—Dividend withholding tax—General” for a description of the concept “dividends distributed by DutchCo.”

See the section “—Taxes on income and capital gains in connection with the implementation of the Merger” for a description of the term Non-resident holder of DutchCo common shares and/or special voting shares.

See the section “—Taxes on income and capital gains from the ownership and disposition of DutchCo common shares and/or special voting shares after implementation of the Merger” for a description of the circumstances in which a Non-resident Holder of DutchCo common shares and/or special voting shares is subject to Dutch income tax or Dutch corporation tax.

Other taxes and duties after implementation of the Merger

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in the Netherlands by a holder in respect of or in connection with (i) the subscription, issue, placement, allotment, or delivery of DutchCo common shares and/or special voting shares, (ii) the delivery and/or enforcement by way of legal proceedings (including the enforcement of any foreign judgment in the courts of the Netherlands) of the documents relating to the issue of DutchCo common shares and/or special voting shares or the performance by DutchCo of DutchCo’s obligations under such documents, or (iii) the transfer of DutchCo common shares and/or special voting shares.

Material U.K. Tax Consequences

This section summarizes the material United Kingdom tax consequences of the Merger and the ownership of DutchCo common shares. It is intended only as a general guide and does not purport to be a complete analysis of all potential U.K. tax consequences of holding CNH, Fiat Industrial and DutchCo common shares. This section is based on current U.K. tax law and what is understood to be the current practice of H.M. Revenue and Customs, as well as on applicable tax treaties. This law and practice and these treaties are subject to change, possibly on a retroactive basis.

This section applies only to shareholders of CNH, Fiat Industrial and DutchCo that are U.K. Shareholders, as defined below, (except where express reference is made to the treatment of non-U.K. residents), that hold their shares as an investment (other than through an individual savings account), and that are the absolute beneficial owner of both the shares and any dividends paid on them. This section does not apply to members of any special class of shareholders subject to special rules, such as:

•	a pension fund,

•	a charity,

•	persons acquiring their shares in connection with an office or employment,

•	a dealer in securities,

•	an insurance company, or

•	a collective investment scheme.

In addition, this section may not apply to:

•	a person that holds shares as part of or pertaining to or attributable to a fixed base or permanent establishment in a non-U.K. jurisdiction,

•

any shareholders that, either alone or together, with one or more associated persons, such as personal trusts and connected persons, control directly or indirectly at least 10% of the voting rights or of any class of share capital of CNH, Fiat Industrial or DutchCo., or

•	any person holding shares as a borrower under a stock loan or an interim holder under a repo.

Shareholders of CNH or Fiat Industrial should consult their own tax advisors on the U.K. tax consequences of the Merger and of owning and disposing of DutchCo common shares in their particular circumstances.

For the purposes of this discussion, a “U.K. Shareholder” is a beneficial owner of shares that is resident, and in the case of individual shareholders, ordinarily resident and domiciled, for tax purposes in (and only in) the U.K. Shareholders that meet only one or two of these criteria should consult their own tax advisors.

Exchange of CNH common shares or Fiat Industrial ordinary shares for DutchCo common shares; Exercise of Cash Exit Rights

Taxation of Capital Gains

U.K. Shareholders. The exchange of CNH common shares or Fiat Industrial ordinary shares for DutchCo common shares pursuant to the Merger should not be treated as a disposal of CNH common shares or Fiat Industrial ordinary shares for U.K. tax purposes (“no disposal” treatment), subject to certain conditions. If “no disposal” treatment applies, the DutchCo common shares will be treated as having been acquired by a U.K. Shareholder at the same time and for the same consideration as that U.K. Shareholder’s CNH common shares or Fiat Industrial ordinary shares.

Where a U.K. Shareholder, together with its connected parties, does not hold more than 5% of the shares in Fiat Industrial or the publicly held shares in CNH, DutchCo has been advised that “no disposal” treatment should apply.

Where a U.K. Shareholder holds, alone or together with its connected parties, more than 5% of the shares in Fiat Industrial or the publicly held shares in CNH, “no disposal” treatment will only apply if the transaction is effected for bona fide commercial purposes and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of U.K. corporation tax or capital gains tax.

Fiat Industrial has obtained written confirmation from HMRC that the Merger is effected for bona fide commercial purposes (from the perspectives of both Fiat Industrial and CNH) and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of U.K. corporation tax or capital gains tax.

On the basis that the exchange is not expected to constitute a disposal for a U.K. Shareholder, the receipt of cash in lieu of fractional shares of DutchCo is expected to be treated as a capital distribution of “small” value in respect of the relevant CNH common shares. On that basis, a U.K. Shareholder should not be treated as making a taxable part-disposal of CNH common shares. Rather, the base cost in the DutchCo common shares should be reduced by that amount.

The exercise by a U.K. Shareholder of Fiat Industrial of its cash exit rights will, however, constitute a disposal. For a shareholder that is (at any time in the relevant U.K. tax year) resident or, in the case of an individual, ordinarily resident in the U.K. for tax purposes, a disposal may, depending upon the shareholder’s circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals, or indexation for corporate shareholders), give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of capital gains.

A U.K. Shareholder of Fiat Industrial which exercises its cash exit rights and receives cash in respect of that U.K. Shareholder’s Fiat Industrial ordinary shares should, subject to the following paragraphs, recognize a capital gain or loss equal to the difference between the amount realized (converted into pounds sterling at the spot rate at the date of disposal of those Fiat Industrial ordinary shares) and the U.K. Shareholder’s base cost, determined in pounds sterling at the spot rate on the acquisition date, in those Fiat Industrial ordinary shares.

Corporate shareholders. For corporate shareholders only, to the extent that their Fiat Industrial ordinary shares are redeemed by Fiat Industrial, rather than sold to other shareholders or sold in the market, part of the proceeds is likely to be treated as a distribution for U.K. corporation tax purposes. This element of the proceeds may fall within one or more classes of dividend qualifying for exemption from corporation tax. While one would expect most corporate U.K. Shareholders to qualify for such an exemption, the exemptions are not comprehensive and are subject to anti-avoidance rules. The amount of the disposal proceeds for chargeable gains purposes may not be reduced by any amount treated as a distribution. U.K. Shareholders within the charge to corporation tax should consult their own professional advisors in relation to the implications of the legislation. For corporate shareholders only, indexation allowance on the relevant proportion of the original allowable cost should be taken into account for the purposes of calculating a chargeable gain (but not an allowable loss) arising on a disposal or part-disposal of Fiat Industrial ordinary shares.

Individual shareholders temporarily non-resident in the U.K. A shareholder of Fiat Industrial ordinary shares that is an individual and that is temporarily non-resident in the U.K. for a period of less than five complete tax years may, under anti-avoidance legislation, still be liable to U.K. taxation on that U.K. Shareholder’s return to the United Kingdom on a chargeable gain realized on the disposal or part-disposal of the Fiat Industrial ordinary shares during the period when he or she is non-resident.

Non-U.K.-resident shareholders. A disposal of Fiat Industrial ordinary shares by a shareholder that is not resident or ordinarily resident in the United Kingdom for tax purposes but that carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and has used, held or acquired Fiat Industrial ordinary shares for the purposes of that trade, profession or vocation or that branch, agency or permanent establishment may, depending on individual circumstances, give rise to a chargeable gain or allowable loss.

Stamp duty and stamp duty reserve tax (“SDRT”)

CNH and Fiat Industrial do not and will not maintain any share register in the U.K. and, accordingly, no liability to U.K. stamp duty or SDRT will arise to shareholders on the tendering or cancellation of CNH common shares or Fiat Industrial ordinary shares in the course of the Merger.

Tax Consequences of Owning DutchCo common shares

Taxation of Dividends

Withholding from dividend payments. Dividend payments may be made without withholding or deduction for or on account of U.K. income tax.

Individual U.K. Shareholders. Dividends received by individual U.K. Shareholders will be subject to U.K. income tax. The dividend is taxable in the tax year when the dividend is payable. The tax is charged on the gross amount (translated into sterling at the spot rate when the dividend is payable) of any dividend paid as increased for any U.K. tax credit available as described below (the “gross dividend”). A U.K. Shareholder must include any foreign tax withheld from the dividend payment in the gross dividend even though the shareholder does not in fact receive it.

Subject to certain limitations, any non-U.K. tax withheld and paid over to a non-U.K. taxing authority will be eligible for credit against a U.K. Shareholder’s U.K. tax liability except to the extent that a refund of the tax withheld is available to the shareholder under non-U.K. tax law or under an applicable tax treaty. If a refund becomes available after the U.K. Shareholder has submitted its tax return, the U.K. Shareholder will be required to notify HMRC and will lose the credit to the extent of the refund.

Individual U.K. Shareholders and some non-U.K.-resident individual shareholders of DutchCo common shares will be entitled to a non-repayable U.K. tax credit equal to one-ninth of the amount of the dividend received and brought into the charge to tax including any foreign tax withheld (or 10% of the aggregate of that dividend and tax credit).

An individual U.K. Shareholder that is subject to income tax at a rate or rates not exceeding the basic rate will be liable to tax on the gross dividend at the rate of 10% and will therefore have no further U.K. income tax liability to pay. Where the tax credit exceeds the U.K. Shareholder’s tax liability, the U.K. Shareholder cannot claim repayment of the tax credit from HMRC.

An individual U.K. Shareholder that is subject to income tax at the higher rate or the additional rate will be liable to income tax on the gross dividend at the rate of 32.5% or 42.5% respectively to the extent that the gross dividend, when treated as the top slice of that U.K. Shareholder’s income, falls above the threshold for higher rate or additional rate income tax. After taking into account the 10% tax credit, a higher rate taxpayer will therefore be liable to additional income tax of 22.5% of the gross dividend, equal to 25% of the dividend ignoring the U.K. tax credit. After taking into account the 10% tax credit, an additional rate taxpayer will be liable to additional income tax of 32.5% of the gross dividend, which is equal to approximately 36.1% of the dividend ignoring the U.K. tax credit. From April 6, 2013, the dividend additional rate will reduce from 42.5% to 37.5%, giving an effective rate of tax on the dividend ignoring the U.K. tax credit of approximately 30.6% after taking the tax credit into account.

Corporate U.K. Shareholders. Dividends paid on the DutchCo common shares to corporate U.K. Shareholders may fall within one or more classes of dividend qualifying for exemption from corporation tax. While one would expect most corporate U.K. Shareholders to qualify for such an exemption, the exemptions are not comprehensive and are subject to anti-avoidance rules. Where a U.K. Shareholder benefits from exemption, no credit will be available for any non-U.K. tax withheld and paid over to a non-U.K. taxing authority. U.K. Shareholders within the charge to corporation tax should consult their own professional advisors in relation to the implications of the legislation.

Non-U.K.-resident shareholders. A shareholder of DutchCo common shares that is not resident in the U.K. for U.K. tax purposes will not be liable to account for income or corporation tax in the U.K. on dividends paid on the shares unless the shareholder carries on a trade (or profession or vocation) in the U.K. and the dividends are either a receipt of that trade or, in the case of corporation tax, the shares are held by or for a U.K. permanent establishment through which the trade is carried on.

Non-U.K.-resident shareholders that are not otherwise liable to income or corporation tax on dividends will not generally be able to claim repayment of any significant part of the tax credit attaching to dividends received from DutchCo as the U.K. will levy income tax at the source to offset the amount of the credit. In exceptional circumstances, such a shareholder may be entitled to a cash payment of a small part of the tax credit.

A shareholder that is resident outside the United Kingdom for tax purposes should consult its own tax advisor as to its tax position on dividends received from DutchCo.

Taxation of Capital Gains

U.K. Shareholders. A disposal or deemed disposal of DutchCo common shares by a shareholder that is (at any time in the relevant U.K. tax year) resident or (up to and including April 5, 2013 but only in the case of an individual) ordinarily resident in the U.K. for tax purposes, may, depending upon the shareholder’s circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals, or indexation for corporate shareholders), give rise to a chargeable gain or an allowable loss for the purposes of U.K. taxation of capital gains.

A shareholder of DutchCo common shares that is an individual and that is temporarily non-resident in the U.K. for a period of less than five complete tax years may, under anti-avoidance legislation, still be liable to U.K. taxation on that U.K. Shareholder’s return to the United Kingdom on a chargeable gain realized on the disposal or part-disposal of the common shares during the period when he or she is non-U.K.-resident.

Non-U.K.-resident shareholders. A disposal of DutchCo common shares by a shareholder that is neither resident nor ordinarily resident in the United Kingdom for tax purposes but that carries on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and has used, held or acquired DutchCo common shares for the purposes of that trade, profession or vocation or that branch, agency or permanent establishment may, depending on individual circumstances, give rise to a chargeable gain or allowable loss.

Corporate shareholders. For corporate shareholders only, indexation allowance on the relevant proportion of the original allowable cost should be taken into account for the purposes of calculating a chargeable gain (but not an allowable loss) arising on a disposal or part-disposal of DutchCo common shares.

Stamp duty and stamp duty reserve tax (“SDRT”)

No liability to U.K. stamp duty or SDRT will arise on the issue of DutchCo common shares to shareholders. DutchCo will not maintain any share register in the U.K. and, accordingly, (i) U.K. stamp duty will not normally be payable in connection with a transfer of common shares, provided that the instrument of transfer is executed and retained outside the U.K. and no other action is taken in the U.K. by the transferor or transferee, and (ii) no U.K. SDRT will be payable in respect of any agreement to transfer DutchCo common shares.

Tax Consequences of Participating in the Loyalty Voting Structure

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE RECEIPT, OWNERSHIP OR DISPOSAL OF SPECIAL VOTING SHARES SHOULD BE TREATED FOR U.K. TAX PURPOSES AND AS A RESULT THE U.K. TAX CONSEQUENCES ARE UNCERTAIN. ACCORDINGLY, WE URGE U.K. HOLDERS TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP AND DISPOSAL OF SPECIAL VOTING SHARES.

Receipt of Special Voting Shares

The receipt of special voting shares is expected to be treated as a capital distribution of “small” value in respect of the relevant DutchCo common shares held on the Loyalty Register. On that basis, a U.K. Shareholder should not be treated as making a taxable part-disposal of its common shares. Rather, it should attribute base cost to special voting shares equal to the fair market value of the special voting shares at the time of issue and the base cost in the common shares should be reduced by the same amount. DutchCo believes and intends to take the position that the value of each special voting share is minimal.

Ownership of Special Voting Shares

U.K. Shareholders of special voting shares should not have to recognize income in respect of any amounts transferred to the special voting shares dividend reserve but not paid out as dividends in respect of the special voting shares.

Disposal of Special Voting Shares

A U.K. Shareholder that has its special voting shares redeemed for zero consideration after removing its shares from the Loyalty Register should recognize a loss accordingly; the loss may be allowable. On the basis that the value of each special voting share is minimal, however, the amount of the loss should be minimal.

Stamp duty and stamp duty reserve tax

DutchCo will not maintain any share register in the U.K. and, accordingly, no liability to U.K. stamp duty or SDRT will arise to shareholders on the issue or repurchase of special voting shares.

Material Italian Tax Consequences

This section summarizes the material Italian tax consequences of the Merger and of the ownership and transfer of DutchCo common shares. The following summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to own or dispose of the shares (such as Italian inheritance and gift tax considerations, and transfer tax considerations) and, in particular does not discuss the treatment of shares that are held in connection with a permanent establishment or a fixed base through which a non-Italian resident shareholder carries on business or performs personal services in Italy.

For the purposes of this discussion, an “Italian Shareholder” is a beneficial owner of shares that is:

•	an Italian-resident individual, or

•	an Italian-resident corporation.

This section does not apply to shareholders subject to special rules, including:

•	non-profit organizations, foundations and associations that are not subject to tax,

•	Italian commercial partnerships and assimilated entities (società in nome collettivo, in accomandita semplice),

•	Italian noncommercial partnerships (società semplice),

•	Individuals holding the shares in connection with the exercise of a business activity,

•	Italian real estate investment funds (fondi comuni di investimento immobiliare), and

•	shareholders not resident in Italy.

This discussion is limited to Italian Shareholders that hold their shares directly and whose shares represent, and have represented in any 12-month period preceding each disposal: (i) a percentage of voting rights in the ordinary shareholders’ meeting not greater than 2% for listed shares; or (ii) a participation in the share capital not greater than 5% for listed shares.

In addition, where specified, this section also applies to Italian pension funds, Italian investment funds (fondi comuni di investimento mobiliare) and SICAVs.

This section is based upon tax laws and applicable tax treaties and what is understood to be the current practice in Italy in effect on the date of this prospectus which may be subject to changes in the future, even on a retroactive basis. Italian Shareholders should consult their own advisors as to the Italian tax consequences of the ownership and disposal of DutchCo common shares in their particular circumstances.

Italian tax consequences of the Merger on DutchCo

Tax consequences on Fiat Industrial and DutchCo

Merger. The FI Merger should be qualified as a cross-border merger transaction within the meaning of Article 178 of the CTA, implementing the Directive 90/434/EEC of 23 July 1990 (codified in the Directive 2009/133/CE, the Merger Directive).

As a result of the Merger, DutchCo intends to maintain a permanent establishment in Italy. See paragraph “Risk Factors—Risks Related to Taxation—The existence of a DutchCo permanent establishment in Italy after the Merger is a question of fact based on all the circumstances.”

The FI Merger is tax neutral with respect to the Fiat Industrial’s assets that will remain connected with the Italian P.E., such as the shareholdings in Fiat Industrial’s Italian subsidiaries. Conversely, such merger will trigger the realization of capital gains or losses embedded in Fiat Industrial’s assets that will not be connected with the Italian P.E.

Under recently enacted Italian law (Article 166 (2-quater) of the CTA), companies which cease to be Italian-resident and become tax-resident in another EU Member State may apply to suspend any Italian Exit Tax under the principles of the Court of Justice of the European Union case C-371/10, National Grid Indus BV. Although the Italian rules implementing Article 166 (2-quater) have not yet been issued, DutchCo anticipates that such rules will likely exclude cross-border merger transactions from the suspension of the Italian Exit Tax. In that case, the FI Merger will result in the immediate charge of an Italian Exit Tax in relation to those Fiat Industrial assets that will not be connected with the Italian P.E. Whether or not the forthcoming Italian implementing rules are deemed compatible with EU law is unlikely to be determined before the payment of the Italian Exit Tax.

Pursuant to Article 180 of the CTA, the tax-deferred reserves included in Fiat Industrial’s net equity before the Merger should be included in the Italian P.E.’s net equity after the Merger, so as to preserve their tax-deferred status.

Pursuant to Article 181 of the CTA any of Fiat Industrial’s carried-forward losses not generated within the Fiscal Unit and those generated within the Fiscal Unit which upon possible termination of such Fiscal Unit would be attributable to Fiat Industrial, if any, can be carried forward by the Italian P.E. after the Merger, subject to Article 172(7) of the CTA, in proportion to the difference between the assets and liabilities connected with the Italian P.E. and within the limits of the said difference.

A fixed registration tax of €168 is due in Italy in respect of the FI Merger.

Tax consequences of the Merger on Fiat Industrial’s Fiscal Unit

Fiat Industrial will file a ruling request to the Italian tax authorities in respect of the Merger. According to Article 124(5) of the CTA, a mandatory ruling request should be submitted to the Italian tax authorities in order to ensure the continuity, via the Italian P.E., of the Fiscal Unit currently in place between Fiat Industrial and Fiat Industrial’s Italian subsidiaries. Depending on the outcome of the ruling, it is possible that carried-forward tax losses generated by the Fiscal Unit would become restricted losses and they could not be used to offset the future taxable income of the Fiscal Unit. It is also possible that DutchCo would not be able to offset the Fiscal Unit’s carried-forward tax losses against any capital gains on Fiat Industrial’s assets that are not connected with the Italian P.E., despite the continuity of the Fiscal Unit.

Exchange of Shares for DutchCo Stock Pursuant to the Merger

Currently Fiat Industrial is resident in Italy for tax purposes and CNH is resident in the Netherlands for tax purposes.

On November 23, 2012 Fiat Industrial incorporated a wholly-owned company, DutchCo, with legal seat in the Netherlands but expected to be dual-resident in the Netherlands and in the United Kingdom from its incorporation. For the purposes of the Italy-U.K. tax treaty, DutchCo is expected to be resident in the United Kingdom from its incorporation.

According to Italian tax laws, the Merger will not trigger any taxable event for Italian income tax purposes for Fiat Industrial’s or CNH’s Italian Shareholders. DutchCo common shares received by such Fiat Industrial and CNH shareholders at the effective time of the Merger would be deemed to have the same aggregate tax basis as the CNH common shares or Fiat Industrial ordinary shares held by the said Italian Shareholders prior to the Merger.

Italian Shareholders that receive cash in lieu of fractional interests in DutchCo common shares sold in the market for cash will recognize a capital gain or loss equal to the difference between the amount received and their tax basis in such fractional interests (see “—Material Italian Tax Consequences—Taxation of Capital Gains” for further discussion).

Fiat Industrial Italian Shareholders that exercise their cash exit rights shall be entitled to receive an amount of cash per share of Fiat Industrial ordinary shares under Article 2437-ter of the Italian Civil Code (“cash exit price”).

Italian Shareholders that receive the cash exit price as a consideration for their shares being sold to other Fiat Industrial shareholders or to the market will recognize a capital gain or loss equal to the difference between the amount received and their tax basis in their Fiat Industrial ordinary shares (see “—Material Italian Tax Consequences—Taxation of Capital Gains” for further discussion).

Italian resident individual shareholders of Fiat Industrial that have their shares redeemed and cancelled pursuant to their cash exit rights will be subject to a 20% final withholding tax on any profits derived from such redemption, which profits will be deemed equal to the difference between the cash exit price and their tax basis in their Fiat Industrial ordinary shares (see “—Material Italian Tax Consequences—Taxation of Dividends—Italian resident individual shareholders” for further discussion). Any losses are not deductible (unless an election is made for Regime del Risparmio Gestito, discussed further below).

Italian resident corporate shareholders of Fiat Industrial that have their shares redeemed and cancelled pursuant to their cash exit rights will recognize gain or loss equal to the difference between the cash exit price (or portion thereof) which is paid out of share capital and capital reserves and their tax basis in their Fiat Industrial ordinary shares (see “—Material Italian Tax Consequences—Taxation of Capital Gains—Italian resident corporations” for further discussion), while the portion of the cash exit price (if any) which is paid out of annual profit or profit reserves will be treated as a dividend distribution (see “—Material Italian Tax Consequences—Taxation of Dividends—Italian resident corporations” for further discussion).

Italian Shareholders should consult their tax advisor in connection with any exercise of cash exit rights in their particular circumstances.

Tax Consequences of Owning DutchCo Stock

Taxation of Dividends. The tax treatment applicable to dividend distributions depends upon the nature of the dividend recipient, as summarized below.

Italian resident individual shareholders. Dividends paid by a non-Italian-resident company, such as DutchCo, to Italian resident individual shareholders are subject to a 20% tax. Such tax (i) may be applied by the taxpayer in its tax assessment or (ii) if an Italian withholding agent intervenes in the collection of the dividends, may be withheld by such withholding agent.

In the event that a taxpayer elects to be taxed under the “Regime del Risparmio Gestito” (discussed below in the paragraph entitled “Taxation of capital gains—Italian resident individual shareholders”), dividends are not subject to the 20% tax, but are subject to taxation under such “Regime del Risparmio Gestito.”

Italian resident corporations. Subject to the paragraph below, Italian Shareholders subject to Italian corporate income tax (“IRES”) should benefit from a 95% exemption on dividends. The remaining 5% of dividends are treated as part of the taxable business income of such Italian resident corporations, subject to tax in Italy under the IRES.

Dividends, however, are fully subject to tax in the following circumstances: (i) dividends paid to taxpayers using IAS/IFRS in relation to shares accounted for as “held for trading” (HFT) on the balance sheet of their statutory accounts; (ii) dividends which are considered as “deriving from” profits accumulated by companies or entities resident for tax purposes in States or Territories with a preferential tax system; or (iii) dividends paid in relation to shares acquired through repurchase transactions, stock lending and similar transactions, unless the beneficial owner of such dividends would have benefited from the 95% exemption described in the above paragraph. In the case of (ii), 100% of the dividends are subject to taxation, unless a special ruling request is filed with the Italian tax authorities in order to prove that the shareholding has not been used to enable taxable income to build up in the said States or Territories.

For certain companies operating in the financial field and subject to certain conditions, dividends are included in the tax base for IRAP purposes (Imposta regionale sulle attività produttive).

Italian pension funds. Dividends paid to Italian pension funds (subject to the regime provided for by article 17 of Italian legislative decree No. 252 of 5 December 2005) are not subject to any withholding tax, but must be included in the result of the relevant portfolio accrued at the end of the tax period, subject to substitute tax at the rate of 11%.

Italian investment funds (fondi comuni di investimento mobiliare) and SICAVs. Dividends paid to Italian investment funds and SICAVs are not subject to any withholding tax nor to any taxation at the level of the fund or SICAV. A withholding tax may apply in certain circumstances at the rate of up to 20% on distributions made by the Fund or SICAV.

Taxation of Capital Gains

Italian resident individual shareholders. Capital gains realized upon disposal of shares or rights by an Italian resident individual shareholder are subject to Italian final substitute tax (imposta sostitutiva) at a 20% rate.

Capital gains and capital losses realized in the relevant tax year have to be declared in the annual income tax return (regime di tassazione in sede di dichiarazione dei redditi). Losses in excess of gains may be carried forward against capital gains realized in the four subsequent tax years.

As an alternative to the regime di tassazione in sede di dichiarazione dei redditi described in the above paragraph, Italian resident individual shareholders may elect to be taxed under one of the two following regimes:

(i)	Regime del Risparmio Amministrato: under this regime, separate taxation of capital gains is allowed subject to (i) the shares and rights in respect of the shares being deposited with Italian banks, società di intermediazione mobiliare (SIM) or certain authorized financial intermediaries resident in Italy for tax purposes and (ii) an express election for the Regime del Risparmio Amministrato being timely made in writing by the relevant shareholder. Under the Regime del Risparmio Amministrato, the financial intermediary is responsible for accounting for the substitute tax in respect of capital gains realized on each sale of the shares or rights on the shares, and is required to pay the relevant amount to the Italian tax authorities on behalf of the taxpayer, deducting a corresponding amount from the proceeds to be credited to the shareholder. Under the Regime del Risparmio Amministrato, where a sale of the shares or rights on the shares results in a capital loss, such loss may be deducted (up to 62.5% for capital losses realized until December 31, 2011) from capital gains of the same kind subsequently realized under the same relationship of deposit in the same tax year or in the four subsequent tax years. Under the Regime del Risparmio Amministrato, the shareholder is not required to declare the capital gains in its annual tax declaration;

(ii)	Regime del Risparmio Gestito: under this regime, any capital gains accrued to Italian resident individual shareholders, that have entrusted the management of their financial assets, including the shares and rights in respect of the shares, to an authorized Italian-based intermediary and have elected for the Regime del Risparmio Gestito, are included in the computation of the annual increase in value of the managed assets accrued, even if not realized, at year-end, subject to the substitute tax to be applied on behalf of the taxpayer by the managing authorized Italian-based intermediary. Under the Regime del Risparmio Gestito, any fall in value of the managed assets accrued at year-end may be carried forward and set against increases in value of the managed assets which accrue in any of the four subsequent tax years. Under the Regime del Risparmio Gestito, the shareholder is not required to report capital gains realized in its annual tax declaration.

Italian resident corporations. Capital gains realized through the disposal of DutchCo common shares by Italian Shareholders which are companies subject to IRES benefit from a 95% exemption (referred to as the “Participation Exemption Regime”), if the following conditions are met:

(i)	the shares have been held continuously from the first day of the 12th month preceding the disposal; and

(ii)	the shares were accounted for as a long term investment in the first balance sheet closed after the acquisition of the shares (for companies adopting IAS/IFRS, shares are considered to be a long term investment if they are different from those accounted for as “held for trading”).

Based on the assumption that DutchCo should be resident in the U.K. and that its shares will be listed on a regulated market, the two additional conditions set forth by Article 87 of the CTA in order to enjoy the Participation Exemption Regime (i.e., the company is not resident in a State with a preferential tax system and carrying on a business activity) are both met.

The remaining 5% of the amount of such capital gain is included in the aggregate taxable income of the Italian resident corporate shareholders and subject to taxation according to ordinary IRES rules and rates.

If the conditions for the Participation Exemption Regime are met, capital losses from the disposal of shareholdings realized by Italian resident corporate shareholders are not deductible from the taxable income of the company.

Capital gains and capital losses realized through the disposal of shareholdings which do not meet at least one of the aforementioned conditions for the Participation Exemption Regime are, respectively, fully included in the aggregate taxable income and fully deductible from the same aggregate taxable income, subject to taxation according to ordinary rules and rates. However, if such capital gains are realized upon disposal of shares which have been accounted for as a long-term investment on the last three balance sheets, then if the taxpayer so chooses the gains can be taxed in equal parts in the year of realization and the four following tax years.

The ability to use capital losses to offset income is subject to significant limitations, including provisions against “dividend washing.” In addition, Italian resident corporations that recognize capital losses exceeding €50,000 are subject to tax reporting requirements. Italian resident corporations that recognize capital losses should consult their tax advisors as to the tax consequences of such losses. For certain types of companies operating in the financial field and subject to certain conditions, the capital gains are included in the net production value subject to the regional tax on productive activities.

Italian pension funds. Capital gains realized by Italian pension funds are not subject to any withholding or substitute tax. Capital gains and capital losses must be included in the result of the relevant portfolio accrued at the end of the tax period, which is subject to an 11% substitute tax.

Italian investment funds (fondi comuni di investimento mobiliare) and SICAVs. Capital gains realized by Italian investment funds and SICAVs are not subject to any withholding or substitute tax. Capital gains and capital losses must be included in the fund’s or SICAV’s annual result, which is not subject to tax. A withholding tax may apply in certain circumstances at the rate of up to 20% on distributions made by the fund or SICAV.

IVAFE-Imposta sul Valore delle Attività Finanziarie detenute all’Estero

According to Article 19 of the Decree of 6 December 2011, No. 201 (“Decree No. 201/2011”), converted with Law of 22 December 2011, No. 214, Italian resident individuals holding financial assets – including shares – outside the Italian territory are required to pay a special tax (IVAFE). From 2013, such tax is applied at the rate of 0.15%. The tax applies to the market value at the end of the relevant year of such financial assets held outside the Italian territory. Taxpayers may deduct from the tax a tax credit equal to any wealth taxes paid in the State where the financial assets are held (up to the amount of the Italian tax due).

Stamp Duty (Imposta di bollo)

According to Article 19 of Decree No. 201/2011, a proportional stamp duty applies on a yearly basis on the market value of any financial product or financial instruments. From 2013 the stamp duty applies at the rate of 0.15% and cannot be lower than €34.2 but, in respect of Italian shareholders other than individuals, it cannot exceed €4,500. The stamp duty applies with respect to any Italian Shareholders (other than banks, insurance companies, investments and pension funds and certain other financial intermediaries) to the extent that the shares are held through an Italian-based banking or financial intermediary or insurance company.

Financial Transaction Tax

According to Art. 1 of the Law of December 24, 2012, No. 228, an Italian Financial Transaction tax (“FTT”) shall apply as of 1 March 2013 on the transfer of property rights in shares issued by Italian resident companies, such as Fiat Industrial, regardless of the tax residence of the parties and/or where the transaction is entered into. If a holder of Fiat Industrial ordinary shares exercises its cash exit rights, according to Italian law such holder must first offer its Fiat Industrial ordinary shares for sale to the holders of Fiat Industrial ordinary shares that have not chosen to exercise cash exit rights. Shareholders of Fiat Industrial that purchase shares of a holder exercising its cash exit rights may be subject to the FTT. In 2013, the FTT applies at a rate of 0.22%, reduced to 0.12% if the transaction is executed on a regulated market or a multilateral trading system, as defined by the law. The taxable base is the transaction value, which is defined as the consideration paid for the transfer or as the net balance of the transactions executed by the same subject in the course of the same day. The FTT is due by the party that acquires the shares and shall be levied by the financial intermediary (or by any other person) that is involved, in any way, in the execution of the transaction. Specific exclusions and exemptions are set out by the law and others may be introduced by forthcoming implementing rules which shall also regulate in detail other aspects of the FTT. Specific rules apply for the application of the FTT on derivative financial instruments having as underlying instruments shares issued by Italian resident companies and on high frequency trading transactions.

Loyalty Voting Structure

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE RECEIPT, OWNERSHIP OR DISPOSAL OF SPECIAL VOTING SHARES SHOULD BE TREATED FOR ITALIAN INCOME TAX PURPOSES AND AS A RESULT, THE ITALIAN TAX CONSEQUENCES ARE UNCERTAIN. ACCORDINGLY, WE URGE ITALIAN SHAREHOLDERS TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP AND DISPOSAL OF SPECIAL VOTING SHARES.

Receipt of Special Voting Shares. An Italian Shareholder that receives special voting shares issued by DutchCo should in principle not recognize any taxable income upon the receipt of special voting shares. Under a possible interpretation, the issue of special voting shares can be treated as the issue of bonus shares free of charge to the shareholders out of existing available reserves of DutchCo. Such issue should not have any material effect on the allocation of the tax basis of an Italian Shareholder between its DutchCo common shares and its DutchCo special voting shares. Because the special voting shares are not transferable and their limited economic rights can be enjoyed only at the time of the liquidation of DutchCo, DutchCo believes and intends to take the position that the fair market value of each special voting share is minimal. However, because the determination of the fair market value of the special voting shares is not governed by any guidance that directly addresses such a situation and is unclear, the Italian tax authorities could assert that the value of the special voting shares as determined by DutchCo is incorrect.

Ownership of Special Voting Shares. Italian Shareholders of special voting shares should not have to recognize income in respect of any amount transferred to the special voting shares dividend reserve, but not paid out as dividends, in respect of the special voting shares.

Disposition of Special Voting Shares. The tax treatment of an Italian Shareholder that has its special voting shares redeemed for no consideration after removing its shares from the Loyalty Register is unclear. It is possible that an Italian Shareholder should recognize a loss to the extent of the Italian Shareholder’s tax basis (if any). The deductibility of such loss depends on individual circumstances and conditions required by Italian law. It is also possible that an Italian Shareholder would not be allowed to recognize a loss upon the redemption of its special voting shares and instead should increase its basis in its DutchCo common shares by an amount equal to the tax basis (if any) in its special voting shares.

THE MERGER AGREEMENT AND MERGER PLANS

The following summary of the merger agreement is qualified in all respects by reference to the complete text of the merger agreement, which is incorporated by reference herein in its entirety and attached to this prospectus as Appendix A. You should read the merger agreement carefully as it is a legal document that governs the terms of the Merger.

The Merger Agreement

The merger agreement was entered into by Fiat Industrial, FNH, CNH and DutchCo on November 25, 2012.

Transaction Structure and Effectiveness of the Merger

If the Merger is approved by the requisite votes of the Fiat Industrial shareholders and the CNH shareholders and the other conditions precedent to the Merger are satisfied or, to the extent permitted by applicable law, waived, Fiat Industrial and CNH will each be merged with and into DutchCo. Prior to the Merger, FNH will be merged with and into Fiat Industrial. The three mergers will be carried out as follows:

(i)	a cross-border merger of FNH, a company incorporated under Dutch law, as merging entity, and Fiat Industrial, a company incorporated under Italian law, as surviving entity, prior to the Merger (the “FNH Merger”);

(ii)	a cross-border reverse merger of Fiat Industrial, a company incorporated under Italian law, as merging entity, and DutchCo, a company incorporated under Dutch law, as surviving entity (the “FI Merger”); and

(iii)	a domestic Dutch merger of CNH, as merging entity, and DutchCo, as surviving entity (the “CNH Merger”).

The closing of the FI Merger shall take place at a date and time to be specified by the parties, which shall be no later than the third business day after satisfaction or (to the extent permitted by applicable law) waiver of the closing conditions described below under “—Closing of the Merger—Closing Conditions.”

The FI Merger shall be effective at midnight (Central European Time) on the closing date, and the CNH Merger shall follow the FI Merger and become effective at midnight (Central European Time) on the business day immediately following the closing date. Following the Merger, the separate corporate existence of each of Fiat Industrial and CNH shall cease, and DutchCo shall continue as the sole surviving corporation, and, by operation of law, DutchCo, as successor to Fiat Industrial, shall succeed to and assume all of the rights and obligations, as well as the assets and liabilities, of Fiat Industrial and CNH in accordance with Dutch law and Italian law.

Merger Consideration

At the effective time of each of the FI Merger and the CNH Merger, by virtue of such merger and without any action on the part of DutchCo or any holder of Fiat Industrial ordinary shares or CNH common shares, the Fiat Industrial shareholders and CNH shareholders will receive the following consideration in connection with the Merger:

•	3.828 DutchCo common shares for each one (1) CNH common share that they hold (the “CNH exchange ratio”); and

•	One (1) DutchCo common share for each one (1) Fiat Industrial ordinary share that they hold (the “FI exchange ratio”).

In the event that between the date of the merger agreement and the effective time of the FI Merger (in the case of the FI exchange ratio) and the effective time of the CNH Merger (in the case of the CNH exchange ratio), there is a change in the number of shares of Fiat Industrial ordinary shares or CNH common shares or securities convertible or exchangeable into or exercisable for Fiat Industrial ordinary shares or CNH common shares issued and outstanding as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the FI exchange ratio and the CNH exchange ratio shall be appropriately adjusted to reflect such action.

Fractional Entitlement to DutchCo Shares

To the extent CNH shareholders are not entitled to a round number of DutchCo common shares in exchange for their CNH common shares based on the exchange ratio of 3.828, they will receive cash consideration for their fractional entitlement. As soon as reasonably practicable after the effective time of the CNH Merger, an intermediary appointed by DutchCo shall aggregate shares representing fractional entitlements in DutchCo common shares as a result of the CNH Merger and sell these shares for cash. The sale of such fractional entitlements will occur shortly following the effectiveness of the Merger. Following the sale, the intermediary shall deliver or cause to be delivered to each CNH shareholder the portion of the cash consideration received in this sale that is attributable to the fractional entitlements of the shareholder. If you are a holder of registered CNH common shares and your CNH common shares are not held in brokerage or other custodial accounts, you will receive cash consideration from DutchCo corresponding to your fractional entitlement to a DutchCo common share.

Treatment of Equity Awards

At the effective time of the FI Merger, each option, restricted share unit, performance unit or share appreciation right of Fiat Industrial, whether vested or unvested, outstanding immediately prior to the effective time of the FI Merger shall be converted into an option, restricted share unit, performance unit or share appreciation right, as applicable, with respect to a number of DutchCo common shares equal to the equivalent number of ordinary shares of Fiat Industrial and at the same exercise price of such options, restricted share unit, performance unit or share appreciation right immediately prior to the effective time of the FI Merger. Following the effective time of the FI Merger, each such option, restricted share unit, performance unit or share appreciation right shall continue to be governed by the same terms and conditions as were applicable to such option, restricted share unit, performance unit or share appreciation right immediately prior to the effective time of the FI Merger.

At the effective time of the CNH Merger, each option, restricted share unit, performance unit or share appreciation right of CNH, whether vested or unvested, outstanding immediately prior to the effective time of the CNH Merger shall be converted into an option, restricted share unit, performance unit or share appreciation right, as applicable, with respect to a number of DutchCo common shares equal to the product (rounded down to the nearest whole number) of (x) the number of common shares of CNH subject to such option or related to such restricted share unit, performance unit or share appreciation right immediately prior to the effective time of the CNH Merger and (y) the CNH exchange ratio, and, in the case of an option, at an exercise price per share (rounded up to the nearest whole cent and subject to applicable tax rules) equal to (A) the exercise price per common share of CNH of such option immediately prior to the effective time of the CNH Merger divided by (B) the CNH exchange ratio provided, however, that the exercise price and the number of DutchCo common shares purchasable pursuant to such option shall be determined in a manner necessary to satisfy the requirements of applicable law, including Sections 409A and 424(a) of the Code. Each such option, restricted share unit, performance unit or share appreciation right shall continue to be governed by the same terms and conditions as were applicable to such option, restricted share unit, performance unit or share appreciation right immediately prior to the effective time of the CNH Merger.

Representations and Warranties

The merger agreement contains representations and warranties made by Fiat Industrial to CNH and representations and warranties made by CNH to Fiat Industrial and FNH. The statements embodied in those representations and warranties were made for purposes of the merger agreement and are subject to important qualifications and limitations agreed by the parties in connection with negotiating the terms of the merger agreement (including the disclosure schedules delivered by Fiat Industrial and CNH in connection therewith but not reflected in the merger agreement). In addition, some of those representations and warranties may be subject to a contractual standard of materiality different from that generally applicable to shareholders, may have been made for the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and may be for the purpose of allocating risks between the parties to the merger agreement rather than establishing matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which does not purport to be accurate as of the date of this prospectus, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this prospectus.

Each of Fiat Industrial and CNH made representations and warranties to the other relating to, among other things:

•	due organization, existence, good standing and authority to carry on its and its subsidiaries’ businesses;

•

capitalization, information on its option, restricted share unit, performance unit and share appreciation right plans, the absence of securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind obligating it or any of its subsidiaries to issue, deliver or sell additional shares or other securities (whether voting or otherwise);

•

corporate power and authority to execute and deliver, to perform its obligations and, subject to the approval of its shareholders, to consummate the transactions under the merger agreement, and the enforceability of the merger agreement;

•

required consents and approvals and absence of any violation of or default under its organizational documents, any material contract, any license, permit or other instrument granted by a regulatory agency, or any judgment, order, decree, statute, law, ordinance, rule or regulation;

•	financial statements for the fiscal years ended as of December 31, 2011 and December 31, 2010;

•	the ordinary conduct of its business and absence of certain changes or events since September 30, 2012;

•

the absence of any oral or written agreement or plan any of the benefits of which will be increased (other than as contemplated in the merger agreement or in the ordinary course of business), the vesting or exercisability of the benefits of which will be accelerated, or any material entitlement will result, by or from the occurrence or consummation of any of the transactions contemplated by the merger agreement, the execution of the merger agreement or shareholder approval of the merger agreement, and that absence of any option or share granted that will result in the holder being entitled to receive cash as a result of the transactions contemplated by the merger agreement;

•	compliance with applicable licenses and permits and compliance with applicable law relating to labor and employment practices, health and safety, zoning and environmental matters;

•	material contracts and the absence of certain defaults under, or terminations of, any material contract;

•

timely filing or furnishing of all annual and periodic reports and compliance in all material respects of these documents (including any audited financial statements included therein) with the requirements of applicable law;

•	litigation;

•	taxes;

•	employee benefits plans;

•	the preparation of internal projections;

•	financial advisors;

•	shareholder voting requirements for the approval of the merger plan; and

•	the approval of their Board of Directors of the merger agreement and the transactions contemplated by the merger agreement.

Fiat Industrial also represented and warranted to CNH that (i) since September 30, 2012, no event or circumstance has occurred and no notice of any claim has been received requiring Fiat Industrial to record any material provision in accordance with IFRS with respect to contingent liabilities that may be incurred by Fiat Industrial, as a result of the possible application of the joint liability regime under Italian Law arising from the Demerger, and (ii) all material transactions between, on the one hand, Fiat Industrial or any of its subsidiaries (other than CNH and its subsidiaries) and, on the other hand, affiliates of Fiat Industrial (other than persons controlled by Fiat Industrial) that are required to be disclosed under Italian law and regulations, Fiat Industrial’s procedures for transactions with related parties or IFRS have been duly disclosed in Fiat Industrial’s annual and periodic reports required to be filed and/or published with CONSOB and Borsa Italiana S.p.A.

Many of the representations and warranties in the merger agreement made by each of Fiat Industrial and CNH are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the merger agreement, a “Material Adverse Effect” with respect to Fiat Industrial or CNH means any change or effect (or any development that insofar as can be foreseen, is reasonably likely to result in any change or effect) that is or is likely to be materially adverse to the business, assets, financial condition or results of operations of Fiat Industrial or CNH, respectively, and its subsidiaries, taken as a whole, as currently conducted; it being understood that none of the following shall be deemed by itself or by themselves, either alone or in combination, to constitute a Material Adverse Effect with respect to Fiat Industrial or CNH: (A) changes in general economic, financial or other capital market conditions (including prevailing interest rates and foreign currency exchange rates); (B) a change in the market price or trading value of any securities of Fiat Industrial or CNH or its subsidiaries; (C) changes in conditions affecting the economy or any of the industries in which Fiat Industrial and CNH operate generally; (D) any change or effect resulting from compliance with the terms of the merger agreement; (E) any change or effect resulting from the announcement or pendency of the Merger; or (F) any change or effect resulting from political instability, acts of terrorism or war, provided, that, with respect to clauses (A), (C) and (F) above, any effects resulting from any change, event, circumstance or development that disproportionately adversely affects Fiat Industrial or CNH, respectively, and its subsidiaries compared to other companies of similar size operating in the industries in which it operates shall be considered for purposes of determining whether a Material Adverse Effect has occurred but only to the extent of such disproportionate effect.

The representations and warranties of Fiat Industrial and CNH will not survive the effectiveness of the Merger.

Conduct of Business Prior to Closing

Under the merger agreement, each of Fiat Industrial and CNH has agreed that, subject to certain exceptions in the merger agreement, from the date of the merger agreement until the earlier of the effective time of the Merger or the termination of the merger agreement, Fiat Industrial and its subsidiaries and CNH and its subsidiaries will carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as previously conducted and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use all reasonable best efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them.

Subject to certain exceptions set forth in the merger agreement and the disclosure schedule Fiat Industrial delivered in connection with the merger agreement, from the date of the merger agreement until the earlier of the effective time of the Merger or the termination of the merger agreement, without the prior written consent of

CNH (which shall not be unreasonably withheld), except as otherwise contemplated by the merger agreement or as required by applicable law, Fiat Industrial will not and will not permit its subsidiaries (other than CNH and its subsidiaries) to, among other things:

•

declare, set aside or pay (whether in cash, shares, property or otherwise) any dividends on, or make any other distributions in respect of, any of its shares or other equity securities (whether voting or otherwise), other than dividends declared and/or paid in a manner consistent with previously stated dividend policies (i.e., not to exceed 35% of Fiat Industrial’s consolidated net profits for 2012) and dividends and distributions by any direct or indirect wholly-owned subsidiary of Fiat Industrial to Fiat Industrial or any direct or indirect wholly-owned subsidiary of Fiat Industrial;

•

split, combine or reclassify any of its shares or other equity securities (whether voting or otherwise) or issue or authorize the issuance of any other equity securities in respect of, in lieu of, or in substitution for, its shares or other equity securities (whether voting or otherwise);

•

purchase, redeem or otherwise acquire any shares or other equity securities (whether voting or otherwise) of Fiat Industrial or any of its subsidiaries or any other equity securities thereof or any rights, warrants or options to acquire any such shares or other equity securities, except in connection with a purchase by Fiat Industrial of Fiat Industrial ordinary shares from Fiat Industrial shareholders exercising cash exit rights or in exchange for ordinary shares of Fiat Industrial in accordance with the Fiat Industrial Long Term Incentive Plan;

•

other than the issuance of Fiat Industrial ordinary shares, restricted share units, performance units, or share appreciation rights under the Fiat Industrial Long Term Incentive Plan in the ordinary course of business generally consistent with past practice, (i) issue, deliver, sell, award, pledge, dispose of, or otherwise encumber or authorize or propose the issuance, delivery, grant, sale, award, pledge, disposition or other encumbrance (including limitations in voting rights) or authorization, any of its shares, any equity securities (whether voting or otherwise) or any securities convertible into, or any rights, warrants or options to acquire, any such shares, equity securities or convertible securities, (ii) amend or otherwise modify the terms of any such rights, warrants or options (except as expressly contemplated by the merger agreement) or (iii) accelerate the vesting of any option to purchase Fiat Industrial ordinary shares;

•	change its accounting policies, except as required by changes in IFRS, or changes in applicable law, or listing rules;

•	petition any competent court or other authority or propose or recommend the passing of a resolution for the liquidation, dissolution or winding up of Fiat Industrial;

•

enter into any material transaction with any affiliate of Fiat Industrial (other than any controlled affiliates of Fiat Industrial) other than in the ordinary course of business generally consistent with past practice or on an arm’s length basis;

•

amend its or its subsidiaries’ organizational documents in a way that would materially affect the rights of shareholders, the approvals required for the Merger, or otherwise materially jeopardize or affect the consummation of the Merger; or

•	take any action or agree to take any action that is reasonably likely to result in any closing condition not being satisfied.

Subject to certain restrictions, Fiat Industrial and its subsidiaries (other than CNH and its subsidiaries) may take any and all action necessary or desirable in its judgment to refinance indebtedness of Fiat Industrial or any of its subsidiaries outstanding as of the date of the merger agreement at any time and from time to time in its discretion without having sought or obtained the written consent of CNH.

Subject to certain exceptions set forth in the merger agreement and the disclosure schedule CNH delivered in connection with the merger agreement, from the date of the merger agreement until the earlier of the effective time of the Merger or the termination of the merger agreement, without the prior written consent of Fiat Industrial (which shall not be unreasonably withheld), except as otherwise contemplated by the merger agreement or as required by applicable law, CNH will not and will not permit its subsidiaries to, among other things:

•

declare, set aside or pay (whether in cash, shares, property or otherwise) any dividends on, or make any other distributions in respect of, any of its shares or other equity securities (whether voting or otherwise), other than dividends and distributions by any direct or indirect wholly-owned subsidiary of CNH to CNH or any direct or indirect wholly-owned subsidiary of CNH, except for the CNH Dividend, the CNH FNH Dividend Allocation and the CNH FNH Dividend (for additional detail regarding the CNH Dividend, see “—Certain Covenants—The CNH Dividend”;

•

split, combine or reclassify any of its shares or other equity securities (whether voting or otherwise) or issue or authorize the issuance of any other equity securities in respect of, in lieu of, or in substitution for, its shares or other equity securities (whether voting or otherwise);

•

purchase, redeem or otherwise acquire any shares or other equity securities (whether voting or otherwise) of CNH or any of its subsidiaries or any other equity securities thereof or any rights, warrants or options to acquire any such shares or other equity securities except under any option, share appreciation right, restricted share, share purchase or other equity-based plan;

•

other than (1) the issuance of CNH common shares under the CNH plans or upon the exercise or settlement, as applicable, of CNH options, restricted share units, performance units, or share appreciation rights issued thereunder in the ordinary course of business generally consistent with past practice or (2) the issuance of CNH options, restricted share units, performance units, or share appreciation rights under the CNH plans in the ordinary course of business generally consistent with past practice, (i) issue, deliver, sell, award, pledge, dispose of, or otherwise encumber or authorize or propose the issuance, delivery, grant, sale, award, pledge, disposition or other encumbrance (including limitations in voting rights) or authorization, any of its shares, any equity securities (whether voting or otherwise) or any securities convertible into, or any rights, warrants or options to acquire, any such shares, equity securities or convertible securities, (ii) amend or otherwise modify the terms of any such rights, warrants or options (except as expressly contemplated by the merger agreement), or (iii) accelerate the vesting of any of the CNH options;

•	change its accounting policies, except as required by changes in applicable generally accepted accounting principles, or changes in applicable law or listing rules;

•	petition any competent court or other authority or propose or recommend the passing of a resolution for the liquidation, dissolution or winding up of CNH;

•

enter into any material transaction with any affiliate of CNH (other than any controlled affiliates of CNH) other than in the ordinary course of business generally consistent with past practice or on an arm’s length basis;

•

other than the amendment to the CNH articles of association to provide for the CNH Dividend, the CNH FNH Dividend Allocation and the CNH FNH Dividend, amend its or its subsidiaries’ organizational documents in a way that would materially affect the rights of shareholders, the approvals required for the Merger, or otherwise materially jeopardize or affect the consummation of the Merger; or

•	take any action or agree to take any action that is reasonably likely to result in any closing condition not being satisfied.

Subject to certain restrictions, CNH and its subsidiaries may take any and all actions necessary or desirable in their judgment in connection with the implementation of their ongoing receivables securitization program in a manner consistent with past practice.

Certain Covenants

Fiat Industrial and CNH each have undertaken in the merger agreement to take certain actions between the date of the merger agreement and the effective time of the Merger and following the effective time of the Merger. Among other things, Fiat Industrial and CNH have undertaken as follows:

Listing of DutchCo common shares

Fiat Industrial has agreed to use its best efforts to cause the DutchCo common shares issued in the Merger to be approved for listing on the NYSE prior to the closing date or, failing admission to listing prior to closing, as promptly as practicable thereafter, and DutchCo has agreed to use its reasonable best efforts to cause the DutchCo common shares to be admitted to listing and trading on the MTA by the first trading day following the effective time of the Merger or, failing admission to listing by such date, as promptly as practicable thereafter.

The CNH Dividend

Pursuant to the merger agreement, on December 17, 2012, the CNH shareholders voted to adopt an amendment to the articles of association of CNH, reclassifying the CNH common shares held by FNH into CNH common shares B (the “FNH CNH common shares”). The CNH common shares held by the CNH minority shareholders will remain unchanged. The CNH shareholders also voted to declare a cash dividend on its common shares of U.S. $10.00 per CNH common share (payable to holders of record on December 20, 2012) (the “CNH Dividend”) and to allocate out of the then current CNH reserves to a special separate reserve attached to the FNH CNH common shares (the “Special Separate Reserve”) the amount of U.S. $10.00 per FNH CNH common share for the sole benefit and account of the FNH CNH common shares to be held by FNH (the “CNH FNH Dividend Allocation”). FNH agreed pursuant to the merger agreement to vote, and Fiat Industrial, as the sole shareholder of FNH, agreed to cause FNH to vote, all of FNH’s CNH common shares in favor of the adoption of the amendment to the articles of association of CNH, the recapitalization of the shares of CNH, the declaration of the CNH Dividend, and the FNH Dividend Allocation. All matters presented to the CNH shareholders at the December 17, 2012 meeting were approved and the CNH Dividend of U.S. $10.00 per CNH common share was paid to the CNH minority shareholders on December 28, 2012.

If the merger agreement is terminated, the CNH Dividend cannot be withdrawn, reclaimed or otherwise clawed back from the CNH minority shareholders. If the merger agreement is terminated, then the CNH FNH Dividend Allocation shall immediately be paid as a dividend of U.S. $10.00 per FNH CNH common share to FNH (the “FNH Dividend”), subject to a resolution to that effect from the meeting of holders of FNH CNH common shares in accordance with article 22 (Meetings of holders of FNH common shares) of the amended articles of association of CNH. If the CNH FNH Dividend is paid, FNH, as the majority shareholder of CNH, shall, and Fiat Industrial, in its capacity as the sole shareholder of FNH, has covenanted to cause FNH to, take such steps as necessary to eliminate the differences between the FNH CNH common shares and the CNH common shares as promptly as practicable. Unless the merger agreement is terminated in accordance with its terms, without the prior written consent of CNH, FNH, as the sole holder of FNH CNH common shares, has covenanted and Fiat Industrial, in its capacity as the sole shareholder of FNH, has covenanted, to cause FNH, not resolve to pay out any dividend out of the Special Separate Reserve.

Closing of the Merger

Pursuant to the merger agreement, each of Fiat Industrial, FNH, CNH and DutchCo agreed to use reasonable best efforts to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the merger agreement, including (i) making all necessary registrations and filings including filings with governmental entities and regulatory agencies, if any, (ii) obtaining all necessary actions, consents, approvals or waivers from governmental entities, regulatory agencies and third parties, (iii) taking all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental agency or regulatory agency, (iv) executing and delivering any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the merger agreement, (v) defending any lawsuits or other legal proceedings, judicial or administrative, challenging the merger agreement or the consummation of the transactions contemplated by the merger agreement, including the using of all reasonable efforts necessary to lift, rescind or mitigate the effect of any injunction or restraining order or other order adversely affecting the ability of any party hereto to consummate the transactions contemplated by the merger agreement, (vi) using all reasonable efforts to fulfill all conditions to the obligations of Fiat Industrial or CNH pursuant to the merger agreement, and (vii) using all reasonable efforts to prevent, with respect to a threatened or pending temporary, preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order, the entry, enactment or promulgation thereof, as the case may be; provided, however, no party shall be obligated to take any action if the taking of such action or the obtaining of any waiver, consent, approval or exemption is reasonably likely to result in a material adverse effect on such party.

Director and Officer Indemnification, Exculpation and Insurance

The Articles of Association of DutchCo shall provide the same indemnification and exculpation from liability to its directors, officers, employees and agents as is provided for in CNH’s Articles of Association on the date of the merger agreement. DutchCo may not amend, repeal or otherwise modify such provisions for a period of six years from the effective time of the CNH Merger if the amendment would adversely affect the rights of individuals who were directors, officers, employees or agents of CNH prior to the effective time of the CNH Merger unless such modification is required by law. Pursuant to the merger agreement, DutchCo is required to maintain directors’ and officers’ liability insurance for a period of six years from the effective time of the CNH Merger (or a six-year extended reporting period endorsement) covering all persons covered by Fiat Industrial’s or CNH’s directors’ and officers’ liability insurance policies prior to the effective time of the CNH Merger, for actions taken by such persons prior to the closing date, on terms no less favorable than the terms of such current insurance coverage. DutchCo has agreed to cause its successors and assigns to expressly assume these obligations with respect to director and officer indemnification, exculpation and insurance.

Fees and Expenses

All fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated, except that those expenses incurred in connection with preparation and printing of this prospectus and the related registration statement, the Fiat Industrial shareholders’ information document and NYSE listing application for the listing of the DutchCo common shares, as well as the filing fee relating to such registration statement paid to the SEC, will be shared equally by Fiat Industrial and CNH.

Closing Conditions

The obligation of each party to effect the Merger is subject to certain closing conditions, including:

•	approval of the Merger by each of the Fiat Industrial shareholders and CNH shareholders;

•	approval from the NYSE for listing of the DutchCo common shares, subject only to the official notice of issuance;

•	no injunctions or restraints of a governmental entity that prohibit or make illegal the consummation of the Merger;

•	the effectiveness of DutchCo’s registration statement on Form F-4;

•

the amount of cash to be paid to Fiat Industrial shareholders in connection with the exercise by such shareholders of cash exit rights under Italian law and to creditors of Fiat Industrial pursuant to creditor opposition rights proceeding against Fiat Industrial under Italian law not exceeding in the aggregate €325 million;

•	the expiration or termination of the 60-day creditor claims period for creditors of Fiat Industrial;

•	the delivery to CNH of a report from an audit firm appointed by CNH with respect to the fairness of the CNH exchange ratio;

•	the delivery to Fiat Industrial of a report from an audit firm appointed by Fiat Industrial with respect to the Fiat Industrial exchange ratio;

•

the receipt of opinions (i) by CNH from McDermott Will & Emery LLP or other nationally recognized tax counsel and (ii) by Fiat Industrial from Sullivan & Cromwell LLP or other nationally recognized tax counsel, in each case to the effect that the merger of CNH with and into DutchCo will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	the payment by CNH of a cash dividend of U.S. $10.00 per CNH common share to the CNH minority shareholders prior to closing of the Merger.

In addition, the obligation of CNH to effect the merger of CNH with and into DutchCo is subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of Fiat Industrial in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date, with certain representations and warranties subject to a materiality or a material adverse effect exception;

•	each of Fiat Industrial and DutchCo having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date; and

•	there not having occurred any material adverse effect on Fiat Industrial and its subsidiaries, excluding CNH and CNH’s subsidiaries, taken as a whole.

The obligation of Fiat Industrial to effect the merger of Fiat Industrial with and into DutchCo is subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties of CNH in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date, with certain representations and warranties subject to a materiality or a material adverse effect exception;

•	CNH having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date; and

•	there not having occurred any material adverse effect on CNH and its subsidiaries taken as a whole.

Termination of the merger agreement

The merger agreement may be terminated:

•

by mutual written consent of Fiat Industrial and CNH, prior to the receipt of shareholder approvals for the Merger from the Fiat Industrial shareholders and the CNH shareholders, if the Board of Directors of each so determines by the affirmative vote of (i) a majority of the members of its entire Board of Directors, in the case of Fiat Industrial, and (ii) a majority of the unconflicted members of the Board of Directors, in the case of CNH;

•

by either Fiat Industrial or CNH if closing conditions are not satisfied by October 31, 2013; provided, however, that this right to terminate the merger agreement shall not be available to any party whose material breach of a representation, warranty or covenant in the merger agreement has been a principal cause of the failure to satisfy the closing conditions by October 31, 2013;

•

by either Fiat Industrial or CNH if a closing condition shall have become incapable of being satisfied; provided, however, that this right to terminate shall not be available to any party whose material breach of a representation, warranty or covenant in the merger agreement has been a principal cause of the failure to satisfy the closing conditions;

•

by either Fiat Industrial or CNH if the other party is unable to satisfy a condition to the closing of the Merger because (i) the other party is unable to make the representations and warranties set forth in the merger agreement, as of the date of the merger agreement or as of closing, subject to a materiality or material adverse effect standard for certain representations and warranties, (ii) the other party has failed to perform its obligations in all material respects under the merger agreement, or (iii) in the case of CNH, there has been a material adverse effect on Fiat Industrial and its subsidiaries, excluding CNH and CNH’s subsidiaries, taken as a whole, or in the case of Fiat Industrial, there has been a material adverse effect on CNH and its subsidiaries, taken as a whole;

•	by either Fiat Industrial or CNH if the shareholders of either Fiat Industrial or CNH do not approve the Merger;

•

by Fiat Industrial, if Fiat Industrial receives from the audit firm appointed by Fiat Industrial an unfavorable conclusion with respect to the Fiat Industrial exchange ratio taking into account the impact of the Merger, including the CNH exchange ratio, and no subsequent report including a favorable conclusion is received within thirty (30) days; and

•

by CNH, if the audit firm appointed by CNH concludes that the CNH exchange ratio, taking into account the impact of the Merger, including the Fiat Industrial exchange ratio, is not fair and no subsequent report concluding that the CNH exchange ratio is fair is received within thirty (30) days.

If the Merger is not completed, pursuant to the merger agreement, CNH will pay a dividend of U.S. $10.00 out of the Special Share Reserve per FNH CNH common share. For additional detail, see “—Certain Covenants—The CNH Dividend.”

Amendment

The merger agreement may be amended by the parties at any time before or after the approval of the Merger by the Fiat Industrial shareholders and the CNH shareholders, but after the approval of the Fiat Industrial shareholders and the CNH shareholders has been obtained no amendment may be made to the merger agreement that by law requires further approval by either the Fiat Industrial shareholders or the CNH shareholders without first obtaining the requisite approval of such shareholders. The merger agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Waiver

At any time prior to the effective time of the CNH Merger, the parties may extend the time for the performance of any of the obligations or other acts of the other parties, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement or waive compliance with any of the agreements or (to the extent permitted by applicable law) conditions contained in the merger agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing, signed on behalf of such party. The failure of any party to the merger agreement to assert any of its rights under the merger agreement or otherwise shall not constitute a waiver of those rights.

Any termination, amendment, extension or waiver of the merger agreement shall, in order to be effective, require, in the case of Fiat Industrial or CNH, action by its Board of Directors, acting by the affirmative vote of (i) a majority of the members of its entire Board of Directors, in the case of Fiat Industrial, and (ii) a majority of the unconflicted members of the Board of Directors eligible to vote on such matter in accordance with the Dutch Corporate Governance Code, in the case of CNH.

Governing Law

The merger agreement is governed by, and construed and enforced in accordance with, Dutch Law and each of the parties to the merger agreement irrevocably and unconditionally submits to exclusive jurisdiction of the competent courts in Amsterdam, the Netherlands, for the purposes of any suit, action or other proceeding, including any injunctive relief sought in summary proceedings, relating to this Agreement.

Taxation

For U.S. federal income tax purposes, the merger of CNH with and into DutchCo is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

The Merger Plans

Fiat Industrial, FNH, CNH and DutchCo have prepared the Merger Proposal (voorstel tot fusie) for the CNH Merger, the Cross-Border Merger Terms for the FI Merger, and the Cross-Border Merger Terms for the FNH Merger, each a “Merger Plan” and together referred to as the “Merger Plans.” The Merger Plans have been approved on February 21, 2013 by the Board of Directors of each of Fiat Industrial, FNH and DutchCo in accordance with Dutch law and Italian law, as applicable. The Merger Proposal (voorstel tot fusie) for the CNH Merger has been approved on February 25, 2013 by the unconflicted members of the Board of Directors of CNH in accordance with Dutch law. The Merger Plans set out the main terms and conditions of the Merger and include provisions consistent with the merger agreement to comply with the requirements of Dutch law and Italian law, as applicable. To the extent of any inconsistency between the merger agreement and a Merger Plan, that Merger Plan shall be amended or modified so as to conform to the merger agreement, subject to mandatory provisions of Dutch Law and Italian Law, as applicable.

Each of the Merger Plans is drawn up in accordance with and pursuant to the mandatory Dutch law provisions of Title 2:7 of the Dutch Civil Code and, in respect of the FI Merger Plan and the FNH Merger Plan also in accordance with the mandatory Italian law provisions of Italian Legislative Decree no. 108 of May 30, 2008. The Merger Plans serve the purpose of setting out the main terms and conditions of the Merger, as mandatorily prescribed by the applicable provisions of Dutch and Italian law, and of formally informing the shareholders and creditors of each of the Merging Companies on a list of matters concerning the Merger.

The FI Merger

The FI Merger entails the transfer of the entire business, assets, liabilities, rights and obligations of Fiat Industrial to DutchCo, whereby Fiat Industrial will cease to exist as a standalone entity. As a result of DutchCo being a 100% direct subsidiary of Fiat Industrial, the FI Merger constitutes a reverse intra-group merger. An exchange ratio of 1:1 will be applied for the allotment of shares in the capital of DutchCo to shareholders of Fiat Industrial. The entire share capital of Fiat Industrial will be cancelled upon the effectuation of the Fiat Industrial Merger.

The FI Merger will result in the successor company to Fiat Industrial being domiciled in a different jurisdiction and, consequently, will give rise to certain cash exit rights. See “The Fiat Industrial Extraordinary General Meeting—Dissenters’, Appraisals, Cash Exit or Similar Rights.”

The CNH Merger

The CNH Merger entails the transfer of the entire business, assets, liabilities, rights and obligations of CNH to DutchCo, whereby CNH will cease to exist as a standalone entity. An exchange ratio of 3.828:1 as agreed under the merger agreement and approved by the Board of Directors of Fiat Industrial, CNH (through its unconflicted board members), FNH and DutchCo on November 25, 2012, will be applied for the allotment of shares in the capital of DutchCo to shareholders of CNH. The entire share capital of CNH will be cancelled upon the effectiveness of the CNH Merger.

For the avoidance of doubt, shareholders of CNH are not entitled to dissenters’, appraisal, cash exit or similar rights in connection with the Merger.

Effectiveness of the Merger

The Merger Plans provide that the Merger will be effected by means of deeds of merger to be executed by the merging companies before a civil notary in the Netherlands.

The FI Merger will become effective at midnight (Central European Time) on the closing date and the CNH Merger will follow the FI Merger and become effective at midnight (Central European Time) on the business day immediately following the closing date, provided that, for DutchCo accounting purposes, the Merger will be deemed effective as of January 1, 2013.

Upon the FI Merger and the CNH Merger becoming effective in accordance with Dutch law and Italian law, as applicable, Fiat Industrial and CNH, respectively, will each cease to exist as a standalone entity.

Further, the notarial deeds of merger must be executed within six months from the day of public announcement of the filing of the cross-border merger plan with the Amsterdam Chamber of Commerce, i.e. [insert date] or, if due to creditor opposition procedures such six months’ period could not be met, within one month from closing of such opposition procedures.

Effectiveness of the FI Merger and the CNH Merger will be recorded with the trade register of the Amsterdam Chamber of Commerce. The Dutch registrar will subsequently inform the Italian Registrar of Companies that the cross-border FI Merger has become effective.

The new DutchCo Articles of Association and Terms and Conditions of Special Voting Shares will enter into force at the effective time of the FI Merger.

DUTCHCO

Group Structure

The chart below shows DutchCo’s corporate structure upon completion of the Merger.1

FI CBM HOLDINGS NV (NETHERLANDS)

FIAT INDUSTRIAL FINANCE SPA (ITA) — 100%

NAFTA	
Fiat Industrial Finance North America Inc.	100.00
EMEA	
Fiat Industrial Finance Europe S.A.	100.00

NAFTA	
CNH Capital America LLC	100.00
Case New Holland Inc.	100.00
CNH Canada, Ltd.	100.00
EMEA	
CNH Capital U.K. Ltd	100.00
CNH Belgium N.V.	100.00
CNH Deutschland GmbH	100.00
CNH Financial Services GmbH	100.00
CNH France	100.00
CNH Maquinaria Spain S.A.	100.00
New Holland Holding Limited	100.00
New Holland Kobelco Construction Machinery S.p.A.	99.17
CNH U.K. Limited	100.00
Case Special Excavators N.V.	50.00
CNH Asian Holding Limited N.V.	100.00
CNH Capital Benelux NV	100.00
CNH Capital Europe S.a.S.	49.90
CNH Europe Holding S.A.	100.00
CNH Financial Services A/S	100.00
CNH Financial Services S.A.S.	100.00
CNH International S.A.	100.00
CNH Italia S.p.A.	100.00
CNH Osterreich GmbH	100.00
CNH-KAMAZ Commercial B.V.	51.00
CNH-KAMAZ Industrial B.V.	50.00
MBA AG	100.00
New Holland Ltd	100.00
LATAM	
CNH Argentina S.A.	100.00
Banco CNH Capital S.A.	100.00
CNH de Mexico SA de CV	50.00
CNH Latin America Ltda.	100.00
CNH Servicios Comerciales, S.A. de C.V., SOFOM, E.N.R.	49.00
APAC	
New Holland Fiat (India) Private Limited	96.41
Case New Holland Machinery (Harbin) Ltd.	100.00
Al-Ghazi Tractors Ltd	43.20
CNH (China) Management Co.	100.00
Case Construction Machinery	100.00
CNH (Shanghai) Equipment R&D Co., Ltd.	100.00
CNH Australia Pty Limited	100.00
Limited Liability Company " CNH Parts and Service	100.00
New Holland HFT Japan Inc.	50.00

FPT INDUSTRIAL SPA (ITA) — 100%

NAFTA	
Fiat Powertrain Technologies of North America, Inc.	100.00
EMEA	
FPT Motorenforschung AG	100.00
LATAM	
FPT Industrial Argentina S.A.	100.00
FPTI Representacao Comercial de Motores Automotivos Ltda	100.00
APAC	
Fiat Powertrain Technologies Management (Shanghai) Co. Ltd.	100.00
SAIC Fiat Powertrain Hongyan Co. Ltd.	60.00

EMEA	
FPT - Powertrain Technologies France S.A.	100.00
F. Pegaso S.A.	100.00
Iveco Czech Republic A.S.	97.98
Iveco Capital Leasing IFN S.A.	100.00
Iveco Capital Limited	100.00
Amce-Automotive Manufacturing Co.Ethiopia	70.00
Fiat Industrial Finance France S.A.	100.00
Iveco Austria GmbH	100.00
Iveco Danmark A/S	100.00
Iveco Espana S.L.	100.00
Iveco Finland OY	100.00
Iveco France	100.00
Iveco FS Holdings Limited	100.00
Iveco Holdings Limited	100.00
Iveco Magirus AG	88.34
Iveco Nederland B.V.	100.00
Iveco Norge A.S.	100.00
Iveco Poland Ltd.	100.00
Iveco Portugal-Comercio de Veiculos Industriais S.A.	100.00
Iveco South Africa (Pty) Ltd.	100.00
Iveco Sweden A.B.	100.00
Mediterranea de Camiones S.L.	100.00
S.A. Iveco Belgium N.V.	100.00
Transolver Finance Establecimiento Financiero de	50.00
Transolver Finance S.A.	100.00
LATAM	
Iveco Latin America Ltda	100.00
Iveco Argentina S.A.	100.00
Iveco Venezuela C.A.	62.70
APAC	
Iveco Arac Sanayi VE Ticaret A.S.	100.00
Iveco Otomotiv Ticaret A.S.	100.00
Iveco Trucks Australia Limited	100.00
Iveco Ukraine LLC	100.00
IVECO-AMT Ltd.	33.30
OOO Iveco Russia	100.00

IVECO SPA (ITA) — 100%

EMEA	
Iveco Partecipazioni Finanziarie S.r.l.	100.00
Altra S.p.A.	100.00
Astra Veicoli Industriali S.p.A.	100.00
GEIE V.IV.RE	50.00
Irisbus Italia S.p.A.	100.00
Iveco - Oto Melara Società consortile r.l.	50.00
Iveco Acentro S.p.A.	50.00
Iveco Magirus AG	5.66
Iveco Orecchia S.p.A.	50.00
Officine Brennero S.p.A.	100.00
V.IVE.RE Gruppo Europeo di Interesse Economico	50.00
LATAM	
Iveco Venezuela C.A.	37.30
APAC	
Iveco (China) Commercial Vehicle Sales Co. Ltd	100.00
Naveco (Nanjing IVECO Motor Co.) Ltd.	50.00
SAIC IVECO Commercial Vehicle Investment Company Limited	50.00

[1]

This chart shows interests held by DutchCo or by DutchCo’s direct subsidiaries in their principal subsidiaries. Percentages refer to DutchCo’s direct or indirect equity interest in the applicable entity based on shareholdings as of December 31, 2012.

Dividends and Share Buy-Backs

Dividends

[DutchCo expects to adopt a dividend policy consistent with Fiat Industrial’s current dividend policy permitting dividends of between 25-35% of its consolidated net income in any one year, with a minimum pay-out in normal circumstances of [€150 million]. The proposed objectives identified by DutchCo’s Board of Directors for managing capital are to create value for shareholders as a whole, safeguard business continuity and support the growth of DutchCo. As a result, DutchCo proposes to maintain an adequate level of capital that at the same time enables it to obtain a satisfactory economic return for its shareholders and guarantee economic access to external sources of funds, including by means of achieving an adequate rating.]

Share Buy-Backs

[Under Dutch law, a public company with limited liability (naamloze vennootschap), may acquire its own shares, subject to certain provisions of Dutch law and the DutchCo Articles of Association, if (i) the company’s stockholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called-up capital and any reserved capital required by Dutch law or the DutchCo Articles of Association, and (ii) DutchCo and its subsidiaries would not thereafter hold shares or hold a pledge over shares with an aggregate nominal value exceeding 50% of its current issued share capital. Subject to certain exceptions under Dutch Law, DutchCo may only acquire its shares if its general meeting of shareholders has granted the Board of Directors the authority to effect such acquisitions.

If DutchCo determines to repurchase its own shares, no votes could be cast at a general meeting of shareholders on the shares held by DutchCo or its subsidiaries. Nonetheless, the holders of a right of usufruct and the holders of a right of pledge in respect of shares held by DutchCo and its subsidiaries in its share capital are not excluded from the right to vote such shares, if the right of usufruct or the right of pledge was granted prior to the time such shares were acquired by DutchCo or its subsidiaries. Neither DutchCo nor any of its subsidiaries may cast votes in respect of a share on which it or its subsidiaries holds a right of usufruct or a right of pledge. Currently, none of the DutchCo common shares are held by it or its subsidiaries.]

Directors and Management of DutchCo following the Merger

[To come]

Statement on Corporate Governance

[To come]

[Immediately prior to] the closing of the Merger, DutchCo will have an Audit Committee, a Corporate Governance Committee and Compensation Committee which are described below.

Audit Committee.

[To come]

Corporate Governance Committee.

[To come]

Compensation Committee.

[To come]

Loyalty Voting Structure

For a description of the loyalty voting system of DutchCo please read “The DutchCo Shares, Articles of Association and Terms and Conditions of the Loyalty Voting Structure.”

Voting—Shareholders Entitled to Vote

At general meetings, resolutions are adopted with the favorable vote of an absolute majority of votes validly cast at the meeting, unless otherwise provided for under the DutchCo Articles of Association or Dutch law.

In the event that a shareholder is unable to attend a general meeting, the shareholder may appoint another person to attend on his or her behalf by returning a completed and signed proxy form to DutchCo. Only persons in attendance at a general meeting who are either registered shareholders or holding proxies of registered shareholders as of the record date are entitled to vote at that general meeting. Persons with the right to vote or attend a general meeting shall be those persons who, as of the record date for attendance at that general meeting, are registered in DutchCo’s register of shareholders, if they are shareholders, and in the General Meeting register, designated by the Board of Directors for such purpose, if they are not shareholders.

Record Date

The record date for a general meeting of DutchCo’s shareholders is 28 days prior to that general meeting.

SELECTED FINANCIAL INFORMATION

FIAT INDUSTRIAL

The following tables set forth selected financial information of Fiat Industrial as of and for the periods indicated.

This information is only a summary presentation and with respect to financial information as of December 31, 2012 and 2011 and for each of the years ended December 31, 2012, 2011 and 2010 has been derived from and should be read in conjunction with the Fiat Industrial Financial Statements included in this prospectus. The selected financial information as at December 31, 2010 and 2009 and for the year ended December 31, 2009 has been derived from Fiat Industrial’s previously prepared audited combined financial statements not included herein. Selected financial information for the year ended 2008 has not been presented as it cannot be provided without unreasonable effort and expense. Solely for the convenience of the reader, the financial data as of and for the year ended December 31, 2012 have been translated into U.S. dollars at the rate of $1.3186 per €1.00, the noon buying rate on December 31, 2012 (the last business day of 2012). For additional information regarding the presentation of the financial information, see “Note on Presentation”.

Income Statement Data

	Year ended December 31,
	2012	2012	2011	2010 (*)	2009 (*)
	(in millions of dollars except per share data)	(in millions of Euro except per share data)
Net revenues	34,000	25,785	24,289	21,342	17,968
Trading profit/(loss)	2,741	2,079	1,686	1,092	322
Operating profit/(loss)	2,455	1,862	1,629	1,017	(19)
Profit/(loss) for the period	1,214	921	701	378	(503)
Profit/(loss) attributable to:
Owners of the parent	1,068	810	624	341	(464)
Non-controlling interests	146	111	77	37	(39)

Basic and diluted earnings/(loss) per ordinary share (1)	0,874	0.663	0.487	0.265	(0.364)
Basic and diluted earnings/(loss) per preference share (1)			0.487	0.265	(0.364)
Basic and diluted earnings/(loss) per savings share (1)			0.533	0.311	(0.364)

(1)	For additional information on the calculation of basic and diluted earnings per share, see Note 13 to the Fiat Industrial Financial Statements included elsewhere in this prospectus.
(*)	The figures for 2010 and 2009 have been prepared in accordance with the “Method of preparation of financial information for 2010” section included in the Fiat Industrial Financial Statements included elsewhere in this prospectus.

Statement of Financial Position Data

	At December 31,
	2012	2012	2011	2010 (*)	2009 (*)
	(in millions of dollars)	(in millions of Euro)
Total assets	51,342	38,937	38,643	34,921	30,919
Total equity	7,545	5,722	5,411	4,744	5,791
Issued capital and reserves attributable to owners of the parent	6,507	4,935	4,555	3,987	5,073
Non-controlling interests	1,038	787	856	757	718
Share capital (1)	2,530	1,919	1,913	—	—

(1)	Following the conversion of the Fiat Industrial preference and savings shares into common shares, effective from May 21, 2012, the Share capital amounts to €1,919,433,144.74 and consists of 1,222,568,882 shares with a nominal value of €1.57, as described in Note 24 to the Fiat Industrial Annual Financial Statements included elsewhere in this prospectus.
(*)	The figures for 2010 and 2009 have been prepared in accordance with the paragraph “Method of preparation of financial information for 2010” included in the Notes to the Fiat Industrial Annual Financial Statements included elsewhere in this prospectus.

CNH

The following selected consolidated financial data as of December 31, 2012 and 2011, and for each of the years ended December 31, 2012, 2011 and 2010 has been derived from and should be read in conjunction with the audited consolidated financial statements included in “Item 18. Financial Statements” of the CNH 2012 Form 20-F incorporated herein by reference. This data should also be read in conjunction with “Item 5. Operating and Financial Review and Prospects” of the CNH 2012 Form 20-F, which is incorporated herein by reference. Financial data as of December 31, 2010, 2009 and 2008, and for the years ended December 31, 2009 and 2008 has been derived from previously published, audited consolidated financial statements which are not included herein.

As of the beginning of 2010, CNH adopted new accounting guidance related to the accounting for transfers of financial assets and the consolidation of variable interest entities (“VIEs”). As a significant portion of CNH’s securitization trusts and facilities were no longer exempt from consolidation under the new guidance, CNH was required to consolidate their receivables and related liabilities. CNH recorded a $5.7 billion increase to assets and liabilities and equity upon the adoption of this new guidance on January 1, 2010. See Note 2 to CNH’s consolidated financial statements for the year ended December 31, 2011 included in the CNH 2011 Form 20-F and incorporated herein by reference, for additional information on the adoption of this new accounting guidance.

As CNH adopted the guidance prospectively in 2010, the financial statements for the year ended December 31, 2010 and for subsequent periods reflect the new accounting requirements, while the financial statements for prior periods reflected the accounting guidance applicable during those periods. Therefore, 2012, 2011 and 2010 results and balances are not comparable to prior period results and balances. In addition, because CNH’s new securitization transactions that do not meet the requirements for derecognition under the new guidance are accounted for as secured borrowings rather than asset sales, the initial cash flows from these transactions are presented as cash flows from financing transactions in 2012, 2011 and 2010 rather than cash flows from operating or investing activities.

The following table contains CNH’s selected historical financial data as of and for each of the five years ended December 31, 2012, 2011, 2010, 2009 and 2008.

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in millions of U.S. $, except per share data)
Consolidated Statement of Operations Data
Revenues:
Net sales	19,427	18,059	14,474	12,783	17,366
Finance and interest income	1,020	1,126	1,134	977	1,110

Total revenues	20,447	19,185	15,608	13,760	18,476

Net income (loss)	1,133	924	438	(222)	824

Net income (loss) attributable to CNH Global N.V.	1,142	939	452	(190)	825

Earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Basic earnings (loss) per share	4.68	3.92	1.90	(0.80)	3.48

Diluted earnings (loss) per share	4.68	3.91	1.89	(0.80)	3.47

Basic and diluted earnings per share attributable to CNH Global N.V. class B common shareholders	4.68	—	—	—	—

Cash dividends declared per common share	10.00	—	—	—	0.50

	At December 31,
	2012	2011	2010	2009	2008
	(in millions of U.S. $, except per share data)
Consolidated Balance Sheet Data
Total assets	35,426	34,093	31,589	23,208	25,459

Short-term debt	3,797	4,072	3,863	1,972	3,480

Long-term debt, including current maturities	14,266	13,038	12,434	7,436	7,877

Common shares at €2.25 par value	77	603	599	595	595

Common shares B at €2.25 par value	533	—	—	—	—

Common shares outstanding	30	240	238	237	237

Common shares B outstanding	212	—	—	—	—

Equity	8,634	7,924	7,380	6,810	6,575

COMPARATIVE PER SHARE DATA

Set forth below are earnings, cash dividends and book value per share data for:

•	CNH on a historical basis prepared under U.S. GAAP, converted into Euro at the rate of 1.3186 U.S. dollars per Euro, the noon buying rate for Euro on December 31, 2012;

•

CNH Pro Forma Equivalent, converted into Euro at the rate of 1.3186 U.S. dollars per Euro, the noon buying rate for Euro on December 31, 2012. The CNH pro forma equivalent per share information shows the effect of the Merger from the perspective of an owner of CNH common shares. The information was computed by multiplying the DutchCo pro forma per share information by the exchange ratio of 3.828 DutchCo common shares for each CNH common share;

•	Fiat Industrial on a historical basis, prepared under IFRS;

•

Fiat Industrial Pro Forma Equivalent. The Fiat Industrial equivalent per share information shows the effect of the Merger from the perspective of an owner of Fiat Industrial ordinary shares. The information was computed by multiplying the DutchCo pro forma per share information by the exchange ratio of one (1) DutchCo common share for each Fiat Industrial ordinary share; and

•	DutchCo on a pro forma basis, prepared under IFRS. The DutchCo Pro Forma data was derived as described under “Unaudited Pro Forma Financial Information.”

You should read the information below together with Fiat Industrial’s historical financial statements and related notes incorporated by reference into this prospectus. The unaudited pro forma data below is presented for illustrative purposes only. It does not purport to represent the historical results or what the combined company’s financial position would have been if the Merger occurred on the date assumed and it is not necessarily indicative of the combined company’s future results or financial position.

	Year Ended December 31, 2012
	(in Euro)
	CNH Historical (U.S. GAAP)*		CNH Pro Forma Equivalent (DutchCo Pro Forma multiplied by 3.828)	Fiat Industrial Historical (IFRS)	Fiat Industrial Pro Forma Equivalent (DutchCo Pro Forma multiplied by 1)	DutchCo Pro Forma
Earnings per share	3.55	(1)	2.65	0.663	0.693	0.693
Cash dividends per share	7.58	(2)	0.785	0.225	0.205	0.205
Book value per share	27.00		16.13	4.037	4.214	4.214

(1)	Earnings per share attributable to both common shares and common shares B.
(2)	Special dividend distribution to CNH minority shareholders only, on December 28, 2012.
(*)	The CNH Historical earnings per share were prepared under U.S. GAAP, converted into Euro at the rate of 1.3186 U.S. dollars per Euro, the noon buying rate for Euro on December 31, 2012.

COMPARATIVE MARKET PRICES

CNH common shares are listed on the NYSE under the symbol “CNH.” Fiat Industrial ordinary shares are listed and traded on the MTA under the symbol “Fiat Industrial.”

The following table shows the closing sale prices of CNH common shares (as reported on the NYSE) and Fiat Industrial ordinary shares (as reported by MTA) on April 4, 2012, the last full trading day prior to the first public announcement of the proposed transaction on April 5, 2012.

Closing price per share April 4, 2012
CNH common shares – NYSE	$39.65
Fiat Industrial ordinary shares – MTA	€7.59

The following table presents for the periods indicated the closing market prices per share:

•	as reported on the MTA for Fiat Industrial ordinary shares, and

•	as reported on the NYSE for CNH common shares.

	Price per Fiat Industrial ordinary share on the MTA
	High	Low
	Euro
Year ended December 31, 2011	10.4202	4.7781
First Quarter 2011	10.4202	8.4897
Second Quarter 2011	10.127	8.2355
Third Quarter 2011	9.2570	5.4349
Fourth Quarter 2011	6.7204	4.7781
Year ended December 31, 2012	8.7800	6.6471
First Quarter 2012	8.2111	6.6471
Second Quarter 2012	8.7800	7.0750
Third Quarter 2012	8.6100	7.1100
Fourth Quarter 2012	8.525	7.6850
Month ended
January 2013	9.7550	8.5900
February 2013	9.6550	9.1250
March 2013 (through March 7, 2013)	9.2500	8.8250

	Price per CNH common share on the NYSE
	High	Low
	U.S. Dollars
Year ended December 31, 2007	68.02	26.14
Year ended December 31, 2008	68.82	11.09
Year ended December 31, 2009	25.94	6.01
Year ended December 31, 2010	48.06	22.38
First Quarter 2010	32.64	22.41
Second Quarter 2010	33.15	22.38
Third Quarter 2010	39.63	22.66
Fourth Quarter 2010	48.06	35.78
Year ended December 31, 2011	54.01	23.60
First Quarter 2011	54.01	43.41
Second Quarter 2011	49.73	35.96
Third Quarter 2011	41.64	26.15
Fourth Quarter 2011	40.86	23.60
Year ended December 31, 2012	49.48	34.53
First Quarter 2012	46.52	37.64
Second Quarter 2012	47.07	35.76
Third Quarter 2012	42.98	34.53
Fourth Quarter 2012	49.48	38.91
Month ended
January 2013	48.31	41.90
February 2013	48.02	43.04
March 2013 (through March 7, 2013)	44.72	42.84

EXCHANGE RATES

The table below shows the high, low, average and period end noon buying rates in The City of New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for $ per €1.00. The average is computed using the noon buying rate on the last business day of each month during the period indicated. The averages listed below may differ slightly from the published exchange rate, disclosed in the publicly available filings of CNH due to differences in averaging and rounding conventions.

Period	Low	High	Average	Period End
Year ended December 31, 2007	1.2904	1.4862	1.3705	1.4603
Year ended December 31, 2008	1.2446	1.6010	1.4726	1.3919
Year ended December 31, 2009	1.2547	1.5100	1.3936	1.4332
Year ended December 31, 2010	1.1959	1.4536	1.3262	1.3269
Year ended December 31, 2011	1.2926	1.4875	1.3931	1.2973
Year ended December 31, 2012	1.2062	1.3463	1.2859	1.3186

The table below shows the high and low noon buying rates for Euro for each month during the six months prior to the date of this prospectus.

Period	Low	High
September 2012	1.2566	1.3142
October 2012	1.2876	1.3133
November 2012	1.2715	1.3010
December 2012	1.2930	1.3260
January 2013	1.3047	1.3584
February 2013	1.3166	1.3692

On March 1, 2013, the last practicable date before the date of this prospectus, the noon buying rate for Euro was $1.2988 = €1.00.

FIAT INDUSTRIAL

Fiat Industrial is a leading global capital goods company engaged in the design, production, marketing, sale and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialized vehicles for firefighting, defense and other uses, as well as engines and transmissions for those vehicles and engines for marine and power generation applications. Fiat Industrial has industrial and financial services activities in approximately 190 countries around the world. Fiat Industrial had net revenues of €25,785 million in 2012 and, as of December 31, 2012, had 68,257 employees.

Fiat Industrial was formed as a result of the Demerger, effective January 1, 2011, of the agricultural and construction equipment and trucks and commercial vehicles activities previously conducted by Fiat, as well as the “Industrial & Marine” business line of Fiat’s FPT powertrain technologies sector.

Fiat Industrial, the parent company of the Group, is a società per azioni, or corporation limited by shares, incorporated under the laws of Italy with its registered office and principal place of business located at Via Nizza, 250, Turin, Italy (telephone number +39-011-0061111). It is registered in the Turin Company Register under number 10352520018.

Fiat Industrial’s business is organized into the following segments:

•

Agricultural and Construction Equipment, operated by CNH, producing agricultural equipment such as tractors and combine harvesters under the Case IH Agriculture, New Holland Agriculture and Steyr brands and construction equipment such as excavators, loaders and backhoes under the Case Construction, New Holland Construction and, through December 31, 2012, Kobelco brands. CNH also provides financial services to its customers and dealers. Fiat Industrial refers to this segment as the CNH segment.

•

Trucks and Commercial Vehicles, operated by Iveco, offering a range of commercial vehicles under the Iveco brand, buses under the Iveco Irisbus brand and firefighting and special purpose vehicles under the Iveco, Astra and Magirus brands. Iveco also provides financial services to its customers and dealers. Fiat Industrial refers to this segment as the Iveco segment.

•

FPT Industrial, operated by FPT Industrial S.p.A., producing engines and transmissions for commercial vehicles, industrial applications, agricultural and construction equipment and marine applications. Fiat Industrial refers to this segment as the FPT Industrial segment.

Net revenues for Fiat Industrial by segment in the years ended December 31, 2012, 2011 and 2010 were as follows:

	Year ended December 31,
(€ million)	2012	2011	2010
Agricultural and Construction Equipment (CNH)	16,056	13,896	11,906
Trucks and Commercial Vehicles (Iveco)	8,924	9,562	8,307
FPT Industrial	2,933	3,220	2,415
Eliminations and Other	(2,128)	(2,389)	(1,286)

Total Net Revenues	25,785	24,289	21,342

Net revenues for Fiat Industrial by region in the years ended December 31, 2012, 2011 and 2010 were as follows:

(€ million)	Year ended December 31,
	2012	2011	2010
Italy	2,045	2,465	2,491
Europe (excluding Italy)	8,204	7,971	6,871
North America	7,339	6,049	5,200
Mercosur	3,850	4,106	3,684
Other regions	4,347	3,698	3,096

Total Net Revenues	25,785	24,289	21,342

HISTORY OF FIAT INDUSTRIAL

Demerger of Fiat Industrial from Fiat

Through December 31, 2010, the business now comprising Fiat Industrial was owned and operated by Fiat. Effective January 1, 2011, Fiat completed the Demerger of the Fiat Industrial business by transferring direct and indirect shareholdings in CNH, Iveco, FPT Industrial and other assets and liabilities to Fiat Industrial. Pursuant to the Demerger, Fiat distributed to its shareholders one share of Fiat Industrial for each share of the corresponding class held in Fiat.

Under Italian law, following the Demerger, Fiat Industrial continues to be liable jointly with Fiat for liabilities of Fiat that arose prior to effectiveness of the Demerger and that remained unsatisfied at the effective date of the Demerger in the event that Fiat fails to satisfy such liabilities. This statutory liability is limited to the value of the net assets attributed to Fiat Industrial in the Demerger and will survive until the liabilities of Fiat existing as of the Demerger are satisfied in full. Furthermore, Fiat Industrial may be responsible jointly with Fiat in relation to tax liabilities, even if such liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger.

CNH

CNH and its constituent businesses have been active in the agricultural and construction equipment industry for 170 years. In 1991, Fiat acquired 80% of Ford New Holland Inc., creating a full-line global manufacturer of agricultural equipment; in 1995 Ford Motor Company disposed of its remaining shares of New Holland N.V. CNH was created in 1999 through the merger of New Holland N.V. and Case Corporation, a leading global manufacturer of agricultural and construction equipment. CNH resulted from the combination over many years of several leading manufacturers of agricultural and construction equipment:

•	Fiat, which produced its first tractor in 1919 and the first crawler tractor in 1931;

•	Ford, which began manufacturing its Fordson tractor in 1917;

•

International Harvester, which was established in 1902 by, among others, Cyrus McCormick. A predecessor to the company invented the mechanical reaper in 1831 and built the first daisy reaper in 1882. The company introduced the world’s first friction drive tractor powered by a proprietary stationary gas engine in 1905, the first spindle cotton picker in 1943 and the industry’s first row crop tractor with more than 100 horsepower in 1965;

•

Case, which was founded by inventor Jerome I. Case in 1842. The company was the world’s largest manufacturer of steam engines in 1886, introduced the industry’s first factory integrated loader/backhoe in 1957 and has offered a full line of agricultural and construction equipment for over a century; and

•

New Holland, which has produced agricultural equipment since 1895 and construction equipment for over 60 years. The company pioneered the world’s first mower conditioner for hay, the first hydraulic excavator in 1947 and the first hydrogen tractor in 2009.

Today, CNH is present in approximately 170 countries through a commercial network of approximately 11,500 dealers and distributors. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands and, in Europe, under the Steyr brand. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands.

Iveco

In 1975, five long-standing companies located in three European countries (Italy, France and Germany) merged their expertise to create a new enterprise: Iveco (Industrial Vehicle Corporation). Through acquisitions, alliances and international joint ventures, Iveco has built its position as a leader in road transport. Iveco designs, produces and sells a full range of trucks and commercial vehicles under the Iveco brand, buses under the Iveco Irisbus brand, and fire-fighting and other special use vehicles under the Iveco, Astra and Magirus brands.

Iveco has a long tradition of innovation for both vehicles (named “Truck of the Year” in 1992, 1993 and 2003 and “Van of the Year” in 2000) and engines (the first company to introduce the turbo on its entire range of diesel engines, the first to use Common Rail technology and the first to launch Euro V-compliant vehicles). Iveco vehicles benefit from the latest technologies developed by FPT Industrial on a comprehensive range of diesel and alternative engines, including CNG, biofuels, hybrid technologies and electric propulsion.

As of December 31, 2012, Iveco employed approximately 26,300 people, operated 20 manufacturing plants in 10 countries (primarily in Europe, Latin America and Australia), and had 18 research and development (“R&D”) centers. Iveco products are also manufactured at 12 other plants (mainly in China and Russia) operated under joint ventures. Through approximately 5,000 sales and service centers in over 160 countries, the business can provide support in any geographic area where Iveco vehicles are at work.

FPT Industrial

FPT Industrial’s roots date back to the early 20th century as part of the activities of the Fiat Group, which was founded in 1899. The first engine for trucks, called 24 HP, was produced in 1903. In 1931, Fiat’s first diesel engine, the 632N, was installed on trucks. Fiat’s industrial engine unit was transferred to Iveco in 1975 along with the then existing commercial vehicle business. Iveco formed the Iveco Motors division in 2004, bringing together Iveco’s operations dedicated to industrial, marine and power generation applications. In early 2005—in connection with the dissolution of a joint venture for passenger car powertrains between Fiat and General Motors—the powertrain business sector was pooled with other activities in the powertrain field under a new company, Fiat Powertrain Technologies (“FPT”). In connection with the Demerger of Fiat Industrial from Fiat, the powertrain activities related to the industrial applications were allocated to FPT Industrial effective December 1, 2010. FPT developed state-of-the-art technologies such as the Multiair system, the second generation of Multijet, the DDCT transmission and the SCR after-treatment system. These technologies are fully available to Fiat Industrial on an exclusive basis for applications on engines and transmissions for industrial applications.

INDUSTRY OVERVIEW

Agricultural and Construction Equipment (CNH)

Agricultural Equipment

The operators of food, livestock and grain producing farms, as well as independent contractors that provide services to such farms, purchase most agricultural equipment. The key factors influencing sales of agricultural equipment are the level of net farm income and, to a lesser extent, general economic conditions, interest rates and the availability of financing. Net farm income is primarily impacted by the volume of acreage planted, commodity and/or livestock prices and stock levels, the impacts of fuel ethanol demand, crop yields, farm operating expenses (including fuel and fertilizer costs), fluctuations in currency exchange rates, and government subsidies or payments. Farmers tend to postpone the purchase of equipment when the farm economy is declining and to increase their purchases when economic conditions improve. Weather conditions are a major determinant of crop yields and therefore also affect equipment buying decisions. In addition, geographical variations in weather from season to season may affect sales volumes differently in different markets. Government policies may affect the market for CNH’s agricultural equipment by regulating the levels of acreage planted, with direct subsidies affecting specific commodity prices, or with other payments made directly to farmers. Global organization initiatives, such as those of the World Trade Organization, also can affect the market with demands for changes in governmental policies and practices regarding agricultural subsidies, tariffs and acceptance of genetically modified organisms such as seed, feed and animals.

Demand for agricultural equipment also varies seasonally by region and product, primarily due to differing climates and farming calendars. Peak retail demand for tractors and tillage machines occurs in March through June in the Northern hemisphere and in September through December in the Southern hemisphere. Dealers generally order harvesting equipment in the Northern hemisphere in the late fall and winter so they can receive inventory prior to the peak retail selling season, which generally extends from March through June. In the Southern hemisphere, dealers generally order between August and October so they can receive inventory prior to the peak retail selling season, which extends from November through February. CNH’s production levels are based upon estimated retail demand which takes into account, among other things, the timing of dealer shipments (which occur in advance of retail demand), dealer inventory levels, the need to retool manufacturing facilities to produce new or different models and the efficient use of manpower and facilities. Production levels are adjusted to reflect changes in estimated demand and dealer inventory levels. However, because production and wholesale shipments adjust throughout the year to take into account the factors described above, wholesale sales of agricultural equipment products in any given period may not reflect the timing of dealer orders and retail demand for that period.

Customer preferences regarding farming practices, and thus product types and features, vary by region. In North America, Australia and other areas where soil conditions, climate, economic factors and population density allow for intensive mechanized agriculture, farmers demand high capacity, sophisticated machines equipped with the current technology. In Europe, where farms are generally smaller than those in North America and Australia, there is greater demand for somewhat smaller, yet equally sophisticated, machines. In the developing regions of the world where labor is more abundant and infrastructure, soil conditions and/or climate are not conducive to intensive agriculture, customers prefer simple, robust and durable machines with lower acquisition and operating costs. In many developing countries, tractors are the primary, if not the sole, type of agricultural equipment used, and much of the agricultural work in such countries that cannot be performed by tractors is carried out by hand. A growing number of part-time farmers, hobby farmers and customers engaged in landscaping, municipality and park maintenance, golf course and roadside mowing in Western Europe and North America also prefer simple, low-cost agricultural equipment. CNH’s position as a geographically diversified manufacturer of agricultural equipment and its broad geographic network of dealers allow it to provide customers in each significant market with equipment that meets their specific requirements.

Major trends in the North American and Western European agricultural industries include a reduction in number but growth in size of farms, supporting increased demand for higher capacity agricultural equipment. In Latin America, and in other emerging markets, the number of farms is growing and mechanization is replacing manual labor. Government subsidies are a key income driver for farmers raising certain commodity crops in the United States and Western Europe. The level of support can range from 10% to over 30% of the annual income for these farmers in years of low global commodity prices or natural disasters. The existence of a high level of subsidies in these markets for agricultural equipment reduces the effects of cyclicality in the agricultural equipment business. The effect of these subsidies on agricultural equipment demand depends to a large extent on the U.S. Farm Bill and programs administered by the United States Department of Agriculture, the Common Agricultural Policy of the European Union and World Trade Organization negotiations. Additionally, the Brazilian government subsidizes the purchase of agricultural equipment through low-rate financing programs administered by BNDES. These programs can greatly influence sales.

Global demand for renewable fuels increased considerably in recent years driven by consumer preference, government renewable fuel mandates and renewable fuel tax and production incentives. Biofuels, which include fuels such as ethanol and biodiesel, have become one of the most prevalent types of renewable fuels. The primary type of biofuel supported by government mandates and incentives varies somewhat by region. North America and Brazil are promoting ethanol first and then biodiesel, while Europe is primarily focused on biodiesel.

The demand for biofuels has created an associated demand for agriculturally based feedstocks which are used to produce biofuels. Currently, most of the ethanol in the U.S. and Europe is extracted from corn, while in Brazil it is extracted from sugar cane. Biodiesel is typically extracted from soybeans and canola in the U.S. and Brazil, and from rapeseed and other oil seeds as well as food waste by-products in Europe. The use of corn and soybeans for biofuel has been one of the main factors impacting the supply and demand relationships for these crops, resulting in higher crop prices. The economic feasibility of biofuels is significantly impacted by the price of oil. As the price of oil rises, biofuels become a more attractive alternative energy source. The demand for biofuels and efforts to produce such fuels more efficiently increased in 2007 and 2008 as oil prices increased. Although oil prices temporarily declined during 2009, oil prices continued to escalate through 2010, 2011 and 2012, continuing to make biofuels an attractive alternative energy source. This relationship will, however, be impacted by government policy and mandates as governments around the world consider ways to combat global warming and potential energy crises in the future.

The increase in crop production for biofuels has also driven changes in the type of crops grown and in crop rotations. The most significant change in U.S. crop production was the increase in acreage devoted to corn, typically using land previously planted with soybeans and cotton. In addition, a change in crop rotation resulted in more acres of corn being planted. As a result, agricultural producers are faced with new challenges for managing crop residues and are changing the type of equipment they use and how they use it.

Full-year 2013 demand in the agricultural equipment market is expected to be flat to up 5%, as compared to 2012 with demand for tractors flat to up 5% and demand for combines flat to up 5%.

Agricultural demand trends in 2013 are expected to vary by segment and geographic location:

•

for the tractor segment, North America region demand is expected to be flat to up 5% (with demand for equipment with less than 40hp expected to be flat to up 5% and demand for equipment with more than 40hp expected to be flat); demand in Europe, Africa & Middle East (EAME) and Commonwealth of Independent States region (CIS) is expected to be down approximately 5% demand in Latin America is expected to be up approximately 10%, and demand in Asia Pacific region (APAC) is expected to be flat to up 5%;

•

for combines, North America region demand is expected to be flat compared with 2012, while demand in EAME and CIS is expected to be flat to down 5%; Latin America demand is expected to be up 15% to 20%; and APAC demand is expected to be up 15% to 20%.

Construction Equipment

The construction equipment market served by CNH consists principally of two business lines: heavy construction equipment (CNH does not operate in the mining and the specialized forestry equipment markets), generally weighing over 12 metric tons, and light construction equipment, generally weighing under 12 metric tons.

In developed markets, customers tend to prefer more sophisticated machines equipped with the latest technology and features to improve operator productivity. In developing markets, customers tend to prefer equipment that is less costly and has greater perceived durability. In North America and Europe, where the cost of machine operators is higher relative to fuel costs and machine depreciation, customers emphasize productivity, performance, and reliability. In other markets, where the relative costs for machine operators is lower, customers often continue to use equipment after its performance and efficiency have begun to diminish.

Customer demand for power capacity does not vary significantly from market to market. However, in many countries, restrictions on weight or dimensions, as well as road regulations or job site constraints, can limit demand for larger machines.

Heavy Construction Equipment

Heavy construction equipment generally includes large wheel loaders and excavators, graders and dozers. Purchasers of heavy construction equipment include construction companies, municipalities, local governments, rental fleet owners, quarrying and mining companies, waste management companies and forestry-related concerns.

Sales of heavy construction equipment depend particularly on the expected volume of major infrastructure construction and repair projects such as highway, tunnel, dam and harbor projects, which depend on government spending and economic growth. Demand for aggregate mining and quarrying equipment is more closely linked to the general economy and commodity prices, while growing demand for environmental equipment is becoming less sensitive to the economic cycle. In North America, a portion of heavy equipment demand is linked to the development of new housing subdivisions, where the entire infrastructure needs to be created, thus linking demand for both heavy and light construction equipment. The heavy equipment industry generally follows macroeconomic cyclicality, linked to GDP growth.

Light Construction Equipment

Light construction equipment includes skid-steer loaders, backhoe loaders, and small wheel loaders and excavators. Purchasers of light construction equipment include contractors, residential builders, utilities, road construction companies, rental fleet owners, landscapers, logistics companies and farmers. The principal factor influencing sales of light construction equipment is the level of residential and commercial construction, remodeling and renovation, which is influenced in turn by interest rates and the availability of financing. Other major factors include the construction of light infrastructure, such as utilities, cabling and piping, and maintenance expenditure. The principal use of light construction equipment is to replace relatively high-cost, slower manual work. Product demand in the United States and Europe has generally tended to mirror housing starts, but with lags of six to twelve months. In areas where labor is abundant and the cost of labor is inexpensive relative to other inputs, such as in Africa and Latin America, the light construction equipment market is generally small. These regions represent potential areas of growth for light construction equipment in the medium to long-term as labor costs rise relative to the cost of equipment.

Equipment rental is a significant element of the construction equipment market. Compared to the United Kingdom and Japan, where there is an established market for long-term equipment rentals as a result of favorable tax treatment, the rental market in North America and Western Europe (ex-U.K.) consists mainly of short-term rentals of light equipment to individuals or small contractors for which the purchase of equipment is not cost-effective or that need specialized equipment for specific jobs. In North America, the main rental product has traditionally been the backhoe loader and, in Western Europe, it has been the mini-excavator. As the market has evolved, a greater variety of light and heavy equipment products have become available to rent. In addition, rental companies have allowed contractors to rent machines for longer periods instead of purchasing the equipment, enabling contractors to complete specific job requirements with greater flexibility and cost control. Large national rental companies can impact the market significantly, with purchase volumes being driven by their decisions to increase or decrease the sizes of their rental fleets based on rental utilization rates.

As noted above, seasonal demand for construction equipment fluctuates somewhat less than for agricultural equipment. Nevertheless, in North America and Western Europe, housing construction generally slows during the winter months. North American and European industry retail demand for construction equipment is generally strongest in the second and fourth quarters.

In markets outside of North America, Western Europe and Japan, equipment demand may also be partially satisfied by importing used equipment. Used heavy construction equipment from North America may fulfill demand in the Latin American market and equipment from Western Europe may be sold to Central and Eastern European, North African and Middle Eastern markets. Used heavy and light equipment from Japan is mostly sold to other Southeast Asian markets, while used excavators from Japan are sold to almost every other market in the world. This flow of used equipment is highly influenced by exchange rates, the weight and dimensions of the equipment and the different local regulations in terms of safety and/or emissions.

The construction equipment industry has seen an increase in the use of hydraulic excavators and wheel loaders in excavation and material handling applications. In addition, the light equipment sector has grown as more manual labor is being replaced on construction sites by machines with a variety of attachments for specialized applications, such as skid steer loaders, mini-crawler excavators and telehandlers.

General economic conditions, infrastructure spending rates, housing starts, commercial construction and governmental policies on taxes, spending on roads, utilities and construction projects can have a dramatic effect on sales of construction equipment.

Full-year 2013 demand in the construction equipment market is expected to be flat to up 5% as compared to 2012 with demand for light equipment flat to up 5% and demand for heavy equipment flat to up 5%.

Construction demand trends in 2013 are expected to vary by segment and geographic location:

•

for the light equipment segment, demand in the North America region and EAME and CIS is expected to be flat to down 5%; demand in Latin America and in the in APAC region is expected to be up 5% to 10%;

•

for the heavy equipment segment, in the North America region demand is expected to be flat to down 5%; in the EAME and CIS demand is expected to be flat; in Latin America demand is expected to be up 5% to 10%, and demand in APAC is expected to be up approximately 5%.

Truck and Commercial Vehicles (Iveco)

The world truck market is generally divided into three segments: light (GVW up to 6 metric tons), medium (GVW 6 to 16 metric tons), and heavy (GVW of 16 metric tons and above). The technologies and production systems utilized in the heavy and medium segments of the market require more specialized engineering than those used in the light segment of the market (which has many engineering and design characteristics in common with the automobile industry). In addition, operators of heavy trucks often require vehicles with a higher degree of customization than the more standardized products that serve the light and medium commercial vehicle market. Customers generally purchase heavy trucks for one of three primary uses: long distance haulage, construction haulage or distribution.

The regional variation in demand for commercial vehicles is influenced by differing economic conditions, levels of infrastructure development and geographical region, all of which lead to differing transport requirements.

Medium and heavy truck demand tends to be closely aligned with the general economic cycle and the capital investment cycle, particularly in more developed markets such as Europe, North America and Japan, as economic growth provides increased demand for haulage services and an incentive for transporters to invest in higher capacity vehicles and renew vehicle fleets. The product life cycle for medium and heavy trucks typically covers a seven to ten-year period.

Although economic cycles have a significant influence on demand for medium and heavy vehicles in emerging economies, the processes of industrialization and infrastructure development have generally driven long-term growth trends in these countries. As a country’s economy becomes more industrialized and its infrastructure develops, transport requirements tend to grow in response to increases in production and consumption. Developing economies, however, tend to display volatility in short-term demand resulting from government intervention, changes in the availability of financial resources and protectionist trade policies. In developing markets, demand for medium and heavy trucks increases when it becomes more cost-effective to transport heavier loads, especially as the infrastructure—primarily roads and bridges—becomes capable of supporting heavier trucks. At the same time, distribution requirements tend to grow in these markets, resulting in increased demand for light vehicles.

Demand for services and service-related products, including parts, is a function of the number of vehicles in use. Although that demand tends to decrease during periods of economic stagnation or recession, the after-sales market historically fluctuates less than the new vehicle market, helping reduce the impact of declines in new truck sales on the operating performance of full-line manufacturers, such as Iveco.

In relation to forecasts on the trend of future demand for transportation of goods by road, it is the general view that this mode of transport, currently the predominant mode, will remain so in the future. Demand for services and service-related products, including parts, is a function of the number of vehicles in use. Although that demand tends to decrease during periods of economic stagnation or recession, the after-sales market is historically less volatile than the new vehicle market and, therefore, helps reduce the impact of declines in new vehicle sales on the operating results of full-line manufacturers.

Commercial vehicle markets are subject to intense competition based on initial sales price, cost and performance of vehicles over their life cycle (i.e., purchase price, operating and maintenance costs and residual value of the vehicle at the end of its useful life), services and service-related products and the availability of financing options. High reliability and low variable costs contribute to customer profitability over the life of the vehicle and are important factors in an operator’s purchase decision. Additional competitive factors include the manufacturer’s ability to address customer transport requirements, driver safety, comfort and brand loyalty through the vehicle design.

In addition to its traditional European markets, Iveco has placed particular focus on development in Latin America, particularly Brazil – set to play an increasingly important role in the region’s economic development due to its economic fundamentals – where Iveco intends to expand its presence through an increasingly extensive and technologically advanced product offering.

Demand for trucks and commercial vehicles is expected to be flat in Western Europe and up in Latin America. Demand in Western Europe is expected to be steady compared to 2012, considering a probable light recovery in the heavy truck segment (+ 5%) offset by a slowdown in the light truck segment. Demand in Latin America is expected to be up 10% compared to 2012. This increase is expected to be driven primarily by market recovery in Brazil, which began in the second half of 2012 in connection with a stimulus program for the capital goods, and is expected to continue throughout 2013, and the completion of Euro V regulation requirements.

Buses

The global bus market is segmented by number of seats, from a minimum of seven (small) to over 50 (heavy). Iveco Irisbus’ target market includes urban and intercity buses and long-distance touring coaches. Operators in this market include three types of manufacturers: those specialized in providing chassis to bodybuilders, those that build bodies on chassis produced by third parties, and those like Iveco Irisbus that produce the entire vehicle. However, the trend is for larger chassis manufacturers to consolidate the two phases of production through acquisitions or local agreements with major body manufacturers.

Iveco Irisbus’ key customers in the heavy bus segment are tour and intercity bus service operators, whereas its principal customers in the city bus segment are the transport authorities in small and large urban areas.

Deregulation and privatization of transport services in many markets has favored concentration towards large private companies operating in one country, in more than one neighboring countries or at an international level. Demand has increased for highly standardized, high-use products for large fleets, with financing and maintenance agreements or kilometric pricing. Deregulation and privatization have also increased competition between large transport service companies, raising the level of vehicle use and increasing the choice of brands for operators in the sector.

Sales for urban and intercity buses are generally higher in the second half of the year, due to public entities budgeting process, tenders rules and buses production lead time.

FPT Industrial

The dynamics of the industrial powertrain business vary across the different market segments in which the various propulsion systems are used, and in many cases are particularly influenced by emission requirements. For vehicle applications, product development is driven by regulatory factors (i.e., legislation on polluting emissions and, increasingly, CO2 emissions ), as well as the need to reduce total operating costs. This, in turn, translates into customers seeking increasingly lighter and more efficient propulsion systems that enable increased load capacities and lower total cost of ownership.

For on-road applications in fully developed markets, where economy and infrastructure drives demand for local and haulage transportation, light duty engines (below 3.9 liters) and heavy duty engines (above 8 liters in displacement) constitute the majority of demand, while medium engines (3.9-6.7 liters in displacement) cover the majority of needs in developing markets. Demand for heavy engines is driven by general economic conditions, capital investment, industrialization and infrastructure developments.

In the bus market, demand is increasingly influenced by the environmental policies of governments and local authorities (i.e,. requirements for natural gas and hybrid solutions).

For the off-road market, engines in the 50 hp to 300 hp output range are dominant in all major markets worldwide, with demand for high-power engines predominantly in the European and American markets. Demand for off-road applications in the construction business is driven by general economic factors and the level of public investments in infrastructure, which affects the need for replacement of old equipment and investments in more innovative solutions to boost productivity. The demand for off-road applications in the agricultural business is affected by similar drivers as the construction business, and is in addition dependent on the level of net farm income.

Fiat Industrial believes that the evolution in emission regulations in Europe, the U.S. and Asia (Euro VI, Stage IV and Tier 4 full) presents an opportunity for FPT Industrial to gain competitive advantage through top level performance derived from technological solutions developed for engines and after-treatment systems (such as its High Efficiency SCR technology). The increasing trend among middle-sized original equipment manufacturers (“OEMs”) to outsource engine development as a result of the significant R&D expenditures required to meet the new emission limits, presents an opportunity for FPT Industrial to increase sales to third-party customers. This is furthermore strengthened by the need of engine manufacturers to supplement their available range with certain engines sourced from third-party suppliers.

The on-road market has some minimal local fluctuation during the year, tempered by the geographical distribution of FPT’s customer base, while the off-road market usually has a seasonal decline between November and January.

AGRICULTURAL AND CONSTRUCTION EQUIPMENT SEGMENT (CNH)

CNH is a global, full-line company in both the agricultural and construction equipment industries, with leading positions in many significant geographic and product categories in both of these industries. CNH’s global scope and scale includes integrated engineering, manufacturing, marketing and distribution of equipment on five continents.

CNH markets its products globally through two highly recognized brand families, Case and New Holland. Case IH (along with Steyr in Europe) and New Holland make up the agricultural brand family. Case and New Holland Construction make up the construction equipment brand family.

CNH also offers a range of financial products and services to dealers and customers in North America, Brazil, Australia and Western Europe. The principal products offered are retail financing for the purchase or lease of new and used CNH equipment and wholesale financing to dealers.

As of December 31, 2012, CNH had approximately 33,800 employees and 37 manufacturing plants (including three operated under joint ventures) and distributed its products in approximately 170 countries through a network of approximately 11,500 dealers and distributors.

CNH’s shares are listed on the New York Stock Exchange. As of December 31, 2012, approximately 13% of CNH’s shares were held by minority shareholders, with the remaining approximately 87% of the shares held by FNH.

Businesses

A discussion of the business operations and product lines of CNH follows:

Agricultural Equipment

CNH’s agricultural equipment product lines are sold primarily under the Case IH and New Holland brands. CNH also sells tractors under the Steyr brand in Europe. In addition, a large number of light construction equipment products are sold to agricultural equipment customers.

In order to capitalize on customer loyalty to dealers and CNH’s brands, relative distribution strengths and historical brand identities, CNH continues to use the Case IH (and Steyr for tractors in Europe only) and New Holland brands. CNH believes that these brands enjoy high levels of brand identification and loyalty among both customers and dealers. Although CNH’s new generation tractors have a high percentage of common mechanical components, each brand and product remains differentiated by features, color, interior and exterior styling and model designation. Flagship products such as row crop tractors and large combine harvesters may have significantly greater differentiation. Distinctive features that are specific to a particular brand such as the Supersteer® axle for New Holland, the Case IH tracked four wheel drive tractor, Quadtrac®, and front axle mounted hitch for Steyr remain an important part of each brand’s unique identity.

CNH’s agricultural equipment product lines include tractors, combine harvesters, hay and forage equipment, seeding and planting equipment, tillage equipment and sprayers. CNH also specializes in other key market segments like cotton picker packagers and sugar cane harvesters, where Case IH is a worldwide leader, and in self-propelled grape harvesters, where New Holland is a worldwide leader. CNH’s brands each offer a complete range of parts and support services for all of their product lines. CNH’s agricultural equipment is sold with a limited warranty that typically runs from one to three years.

Construction Equipment

CNH’s construction equipment product lines are sold primarily under the Case and New Holland Construction brands. Case provides a wide range of products on a global scale, including a crawler excavator that utilizes technology from Sumitomo. The New Holland Construction brand family also markets a full product line of construction equipment in most regions.

CNH’s products often share common components to achieve economies of scale in manufacturing, purchasing and development. CNH differentiates these products based on the relative product value and volume in areas such as technology, design concept, productivity, product serviceability, color and styling to preserve the unique identity of each brand.

CNH’s heavy construction equipment product lines include crawler and wheeled excavators, wheel loaders, graders and dozers for all applications. Light construction equipment product lines include backhoe loaders, skid steer and tracked loaders, mini and midi excavators, compact wheel loaders and telehandlers. CNH’s brands each offer a complete range of parts and support services for all of their product lines. CNH’s construction equipment is sold with a limited warranty that typically runs from one to two years.

In May 2010, CNH sold its interest in LBX Company LLC to S.C.M. (America), Inc., an affiliate of Sumitomo (S.H.I.) Construction Machinery Co., Ltd., to concentrate efforts on its key construction brands. In March 2011, CNH acquired full ownership of L&T Case Equipment Private Limited, an unconsolidated joint venture established in 1999 to manufacture and sell construction and building equipment in India. The company operates a production facility in Pithampur and currently builds backhoe loaders and vibratory compactors. Effective December 31, 2012 the initial term of CNH’s global alliance with KCM and KSL expired and CNH entered a new phase of non-exclusive licensing and supply agreements. Subject to the terms of existing agreements, CNH will continue to manufacture excavators, based on current Kobelco technology, in CNH’s plants and purchase select models of whole goods from KCM as well as component parts until at least December 31, 2017. With the end of the initial term of the global alliance, CNH sold its 20% ownership interest in KCM to KSL and will unwind its co-ownership with KCM of certain companies formed in connection with the global alliance. In addition, the territory and marketing restrictions in the Americas and EAME and CIS expired on December 31, 2012 and such restrictions in APAC are expected to terminate not later than June 30, 2013. CNH continues to evaluate its construction equipment business with a view toward increasing efficiencies and profitability as well as evaluating its strategic alliances to leverage its position in key markets.

Financial Services

CNH’s financial service business (“Financial Services”) offers a range of financial products and services to dealers and customers in North America, Brazil, Australia and Europe. The principal products offered are retail financing for the purchase or lease of new and used CNH equipment and wholesale financing to dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to purchase and maintain a representative inventory of products. In addition, Financial Services provides financing to dealers for equipment used in dealer-owned rental yards, parts inventory, working capital and other financing needs. In addition, Financial Services purchases equipment from dealers that is leased to retail customers under operating lease agreements. As a captive finance company, Financial Services is reliant on the operations of CNH, its dealers, and end-use customers. As of December 31, 2012, Financial Services managed a portfolio of receivables of approximately $18.9 billion. North America accounts for 62% of the managed portfolio, Western Europe 20%, Brazil 12% and Australia 6%. In some regions, Financial Services also provides insurance, commercial revolving accounts and other financial products and services to end-use customers and our dealer network.

Financial Services supports the growth of CNH equipment sales and builds dealer and end-user loyalty. CNH’s strategy is to grow a core financing business to support the sale of its equipment by improving its portfolio credit quality, service levels, operational effectiveness and customer satisfaction. CNH works to develop and structure financial products with the objective of increasing equipment sales and generating Financial Services’ income. CNH also offers products to finance non-CNH equipment sold through CNH’s dealer network or within the core businesses of agricultural or construction equipment. Financed non-CNH equipment includes used equipment taken in trade on CNH products or equipment used in conjunction with or attached to CNH equipment.

Customer Financing

Financial Services has certain retail underwriting and portfolio management policies and procedures that are specific to the agricultural equipment and construction equipment businesses. This distinction allows CNH to reduce risk by deploying industry-specific expertise in each of these businesses. CNH provides retail financial products primarily through CNH’s dealers, who are trained in the use of the various financial products. Dedicated credit analysis teams perform retail credit underwriting. The terms for financing equipment retail sales (other than smaller items financed with unsecured revolving charge accounts) typically provide for retention of a security interest in the equipment financed. CNH’s guidelines for minimum down payments for both agricultural and construction equipment generally range from 15% to 30% of the actual sales price, depending on equipment types, repayment terms and customer credit quality. Finance charges are sometimes waived for specified periods or reduced on certain equipment sold or leased in advance of the season of use or in other sales promotions. Financial Services generally receives compensation from the equipment business equal to a competitive interest rate for periods during which finance charges are waived or reduced on the retail notes or leases. The cost is accounted for as a deduction in arriving at net sales for the equipment business.

Dealer Financing

CNH provides wholesale floor plan financing for nearly all of its dealers, which allows them to acquire and maintain a representative inventory of products. CNH also provides some working capital and real estate loans on a limited basis. For floor plan financing, the equipment business generally provides a fixed period of “interest-free” financing to the dealer. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of sales seasonality. After the “interest-free” period, if the equipment remains in dealer inventory, the dealer pays interest costs. Financial Services generally receives compensation from the equipment business equal to a competitive interest rate for the “interest-free” period.

A wholesale underwriting group reviews dealer financial information and payment performance to establish credit lines for each dealer. In setting these credit lines, CNH seeks to meet the reasonable requirements of each dealer while managing its exposure to any one dealer. The credit lines are secured by the equipment financed. Dealer credit agreements generally include a requirement to repay the particular loan at the time of the retail sale. CNH employees or third-party contractors conduct periodic stock audits at each dealership to confirm that financed equipment is still in inventory. These audits are unannounced and the frequency of these audits varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.

Sources of Funding

The long-term profitability of CNH’s financial services activities largely depends on the cyclical nature of the agricultural and construction equipment industries, interest rate volatility and the ability to access funding on competitive terms. Financial Services funds its operations and lending activity through a combination of term receivable securitizations, committed asset-backed and unsecured facilities, secured and unsecured borrowings asset sales, affiliated financing and retained earnings. CNH continues to evaluate alternative funding sources to help ensure that financial services maintains access to capital on favorable terms in support of this business, including through new funding arrangements, joint venture opportunities, vendor programs or a combination of the foregoing.

Historically, CNH has periodically accessed the public financial markets and asset-backed securities markets in the United States, Canada and Australia, as part of its wholesale, retail and revolving charge account financing programs when those markets are available and offer funding opportunities on competitive terms. CNH’s ability to access these markets will depend, in part, upon general economic conditions, legislative changes and CNH’s financial condition and portfolio performance. These factors can be negatively affected by cyclical swings in the industries that CNH serves.

Sales and Distribution

CNH sells and distributes its products through approximately 11,500 full-line dealers and distributors in approximately 170 countries. CNH’s dealers are almost all independently owned and operated. Dealers typically sell either agricultural equipment or construction equipment, although some dealers sell both. Construction equipment dealers tend to be fewer in number and larger in size than agricultural equipment dealers. In the United States, Canada, Mexico, most of Western Europe, Brazil and Australia, CNH’s products are generally distributed directly through the independent dealer network. In the rest of the world, products are initially sold to independent distributors who then resell them to dealers, in order to take advantage of their knowledge of the market and minimize marketing costs.

Consistent with its brand promotion program, CNH generally seeks to have dealers sell a full product range (such as tractors, combines, hay and forage equipment, crop production equipment and parts). Typically, greater market penetration is achieved where each dealer sells the full line of products from only one of the brands. Although appointing dealers to sell more than one brand is not part of CNH’s business model, some joint dealers exist, either for historic reasons or in limited markets where it is not feasible to have a separate dealer for each brand. In some cases, dealerships are operated under common ownership but with separate points of sale for each brand.

Exclusive, dedicated dealers generally provide a higher level of market penetration. Some dealers in the United States, Germany and Australia may sell more than one brand of equipment, including models manufactured by CNH Group competitors. Elsewhere, dealers generally do not sell products that compete with CNH products, but may sell complementary products manufactured by other suppliers in order to complete their product offerings, or where there was a historical relationship with another product line that existed before that product was available through CNH, or to satisfy local demand for a certain specialty product.

A strong dealer network with wide geographic coverage is a critical element in CNH’s success. CNH works to enhance its dealer network through the expansion of its product lines and customer services, including enhanced financial services offerings, and an increased focus on dealer support. To assist dealers in building rewarding relationships with their customers, CNH has introduced focused customer satisfaction programs and seeks to incorporate customer input into its product development and service delivery processes.

As the equipment rental business becomes a more significant factor in both agricultural and construction equipment markets, CNH is continuing to support its dealer network by facilitating sales of equipment to the local, regional and national rental companies through its dealers as well as by encouraging dealers to develop their own rental activities. A strong dealer service network is required to maintain the rental equipment and to help ensure that the equipment remains at peak performance levels both during its life as rental equipment and afterward when resold into the used equipment market. CNH has launched several programs to support its dealer service and rental operations, including training, improved dealer standards, financing, and advertising. As the rental market is a capital-intensive sector and sensitive to cyclical variations, CNH expands such activities gradually, with special attention to managing the resale of rental units into the used equipment market by its dealers, who can utilize this opportunity to improve their customer base and generate additional parts business.

CNH believes that it is generally more cost-effective to distribute its products through independent dealers, although CNH maintains a limited number of company-owned dealerships in some markets. As of December 31, 2012, CNH operated 12 company-owned dealerships, primarily in North America and Europe. CNH also operates a selective dealer development program in territories with growth potential but underdeveloped CNH brand representation that typically involves a transfer of ownership to a qualified operator through a buy-out or private investments after a few years.

Parts and Service

The quality and timely availability of parts and service are important competitive factors for CNH’s business, as they are significant elements in overall dealer and customer satisfaction and important considerations in a customer’s original equipment purchase decision. CNH supplies a complete range of parts, many of which are proprietary, to support items in its current product line as well as for products sold in the past. As many of the products CNH sells have economically productive lives of up to 20 years when properly maintained, each unit sold has the potential to produce a long-term parts and service revenue stream for both CNH and its dealers.

As of December 31, 2012, CNH operated and administered 22 parts depots worldwide, either directly or through arrangements with warehouse service providers. This network includes 10 parts depots in North America, 7 in Europe, 3 in Latin America and 2 in Australia. In addition, our international region’s operations are supported by 9 depots, 4 in China, 3 in India, 1 in Russia and 1 in Uzbekistan. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. These parts depots and CNH’s parts delivery systems provide customers with access to substantially all of the parts required to support the products CNH sells.

In December 2009, CNH formed a 50-50 joint venture, CNH Reman LLC, for full-scale remanufacturing and service operations in the United States. The joint venture primarily remanufactures engine, engine components, driveline, hydraulic, rotating electrical and electronic products. The joint venture is focused on serving the North American agricultural and construction industries. Remanufacturing is a way to support sustainable development and gives customers the opportunity to purchase high quality replacement assemblies and components at reduced prices.

Joint Ventures

As part of a strategy to enter and expand in new markets, CNH is also involved in several commercial joint ventures, including the following:

•	CNH owns 50% of New Holland HFT Japan Inc. (“HFT”), which distributes its products in Japan. HFT imports and sells the full range of New Holland agricultural equipment;

•	In Russia, CNH owns 50% of CNH-Kamaz Industrial B.V., which manufactures certain New Holland agricultural and construction equipment;

•	CNH owns 51% of CNH-Kamaz Commercial B.V., which distributes and services agricultural and construction equipment for the Russian market;

•	In Pakistan, CNH owns 43% of Al Ghazi Tractors Ltd., which manufactures and distributes New Holland tractors;

•	In Turkey, CNH owns 37% of Turk Traktor ve Ziraat Makineleri A.S., which manufactures and distributes various models of both New Holland and Case IH tractors; and

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In Mexico, CNH owns 50% of CNH de Mexico S.A. de C.V., which manufactures New Holland agricultural equipment and distributes equipment for all of CNH’s major brands through one or more of its wholly-owned subsidiaries.

Effective December 31, 2012, the initial term of CNH’s global alliance with Kobelco Construction Machinery Co., Ltd. expired.

Product Innovation

CNH continuously reviews opportunities for the expansion of its product lines and the geographic range of its activities. CNH is committed to improving product quality and reliability using a Customer Driven Product Definition process to create solutions based on customer needs and to delivering the greatest competitive advantage. These improvements include continuing engine development, combining the introduction of new engines to meet stricter emissions requirements with additional innovations anticipated to refresh its product line. In addition, CNH’s enhanced product innovations coupled with its initiatives to improve dealer and customer support should enable CNH to more fully capitalize on its market leadership positions in significant geographic markets and product categories.

Competition

The agricultural and construction equipment industries are highly competitive. CNH competes with large global full-line suppliers with a presence in every market and a broad range of products that cover most customer needs, manufacturers who are product specialists focused on particular industry segments on either a global or regional basis, regional full-line manufacturers that are expanding worldwide to build a global presence, and local, low-cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe, India and China.

CNH believes that it has a number of competitive strengths that enable it to improve its position in markets where it is already well established while it directs additional resources to markets and products with high growth potential. CNH’s competitive strengths include a well-recognized brand, a full range of competitive products, a strong global presence and distribution network, and dedicated financial services capabilities.

CNH believes that multiple factors influence a buyer’s choice of equipment. These factors include the strength and quality of the distribution network, brand loyalty, product features and performance, availability of a full product range, the quality and pricing of products, technological innovations, product availability, financing terms, parts and warranty programs, resale value and customer service and satisfaction. CNH continually seeks to improve in each of these areas, but focuses primarily on providing high-quality and high-value products and supporting those products through its dealer networks. In both the agricultural and construction equipment industries, buyers tend to favor brands based on experience with the product and the dealer. Customers’ perceptions of product value in terms of productivity, reliability, resale value and dealer support are formed over many years.

The efficiency of CNH’s manufacturing, production and scheduling systems depends on forecasts of industry volumes and its share of industry sales, which is predicated on its ability to compete successfully with others in the marketplace. CNH competes on the basis of product performance, customer service, quality and price. The environment remains competitive from a pricing standpoint, but actions taken to maintain its competitive position in the current difficult economic environment could result in lower than anticipated price realization.

The financial services industry is highly competitive. CNH competes primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon the financial products and services offered, customer service, financial terms and interest rates charged. CNH’s ability to compete successfully depends upon, among other things, the availability and competitiveness of funding resources, developing competitive financial products and services, and licensing or other governmental regulations.

CNH’s principal competitors in the agricultural equipment segment are John Deere, AGCO (including the Massey Ferguson, Fendt, Valtra and Challenger brands), Claas, the Argo Group (including the Landini, McCormick and Valpadana brands), the Same Deutz Fahr Group (including the Same, Lamborghini, Hurlimann and Deutz brands) and Kubota. CNH’s principal competitors in the construction equipment segment are Caterpillar, Komatsu, JCB, Hitachi, Volvo, Terex, Liebherr, Doosan and John Deere.

TRUCKS AND COMMERCIAL VEHICLES SEGMENT (IVECO)

Iveco designs, produces and sells a full range of light, medium and heavy trucks and commercial vehicles to meet a wide array of professional needs. Iveco sells trucks for the transportation and distribution of goods under the Iveco brand, commuter buses and touring coaches under the Iveco Irisbus brand, quarry and mining equipment under the Iveco Astra brand, fire-fighting vehicles under the Iveco Magirus brand and vehicles for civil defense and peace-keeping missions under the Iveco Defense Vehicles brand. Iveco offers customers worldwide after-sales support and advanced financial services solutions for the purchase, lease or rental of its vehicles.

Iveco has a long tradition of innovation for both vehicles and engines (being the first company to introduce turbo on its entire range of diesel engines, the first to use common-rail technology and the first to launch Euro V-compliant vehicles). Iveco vehicles offer the latest technologies from FPT Industrial, applied to a comprehensive range of diesel and alternative engines, including compressed natural gas (“CNG”), biofuel and hybrid technologies and electric propulsion engines.

As of December 31, 2012, Iveco had approximately 26,300 employees, operated 20 manufacturing plants in 10 countries (primarily in Europe, Latin America and Australia), and had 18 “R&D” centers. Iveco products are also manufactured at 12 other plants (mainly in China and Russia) operated by joint ventures. Through approximately 5,000 sales and service centers in over 160 countries, the business can provide support in any geographic area where Iveco vehicles are at work.

In addition to its traditional European markets, Iveco has placed particular focus on development in Latin America, and in particular Brazil, where Iveco intends to expand its presence through an increasingly extensive and technologically advanced product offering. In China, Iveco has focused on expansion of its product range to increase its presence in the domestic market, with an offer of high quality products, as well as exporting production from its local joint ventures to other markets.

Businesses

A discussion of the business operations and product lines of Iveco is as follows:

Trucks and Commercial Vehicles

Under the Iveco brand, the trucks and commercial vehicles business offers a range of light (with gross vehicle weights (“GVW”), of 2.8 to 6 metric tons), medium (with GVWs of 6 to 16 metric tons), and heavy (with GVWs of 16 metric tons and above) trucks and commercial vehicles for both on-road and off-road use. The portfolio of products is complemented by a range of after-sales and used vehicles services.

Light vehicles include on-road vans and chassis cabs used for short and medium distance transportation and distribution of goods, off-road trucks for use in quarries and other work sites. Iveco also offers shuttle vehicles used by public transportation authorities, tourist operators, hotels and sports clubs and campers for holiday travel.

The medium and heavy vehicles product lines include on-road chassis cabs designed for medium and long distance hauling and distribution. Medium GVW off-road models are typically used for building roads, winter road maintenance, construction, transportation, maintenance of power lines and other installations in off-road areas, civil protection and roadside emergency service. Heavy GVW off-road models are designed to operate in any climate and on any terrain and are typically used to transport construction plant and materials, transport and mix concrete, maintain roads in winter and transport exceptionally heavy loads.

Iveco is the only manufacturer to offer eco-performing diesel and natural gas engines across its entire range. From light segment vehicles such as the Daily, to medium vehicles such as the Eurocargo, to heavy vehicles such as the Stralis and the Trakker, all Iveco vehicles are available with engines that meet the Enhanced Environmentally-friendly Vehicle standard, or EEV, the strictest emissions standard currently in effect in Europe.

Buses

Under the Iveco Irisbus brand, the buses business offers a complete range of local and inter-city commuter buses, minibuses, school buses and luxury and economy touring coaches.

Iveco Irisbus is one of the major European manufacturers in the passenger transport sector. In addition, Iveco Irisbus is also steadily expanding its operations globally and now sells its products in more than 40 countries around the world, leveraging its continuous investment in research and development and the use of cutting-edge technology in its production processes. Iveco Irisbus works in cooperation with operators of public transport to test new fuels and vehicle design concepts, focusing in particular on environmental impact, passenger comfort and running costs.

Fire-Fighting and Other Special Vehicles

Iveco Magirus

For over 148 years, Magirus has manufactured vehicles designed to respond to natural disasters and civil emergencies, such as fires, floods, earthquakes and explosions. Magirus was established in 1864 by Conrad Magirus, commander of the fire brigade in Ulm, Germany and inventor of the first-ever fire-fighting ladder.

Iveco Magirus today operates under four brands, Iveco Magirus, Lohr Magirus, Iveco Special Vehicles and Camiva, which together form a major group in the global fire-fighting and emergency-response vehicles. Iveco Magirus collaborates actively with fire fighters and emergency workers around the world, seeking to develop the most advanced and reliable technological solutions.

Iveco Astra

Founded in 1946, the Astra brand has been owned by Iveco since 1986. Iveco Astra builds vehicles that can enter the most inaccessible quarries and mines and move large quantities of material, such as rock or mud, and perform heavy-duty tasks in extreme climatic conditions. The product range includes mining and construction vehicles, rigid and articulated dump trucks, and special vehicles.

Iveco Defense Vehicles

Iveco Defense Vehicles produces and sells purpose-built vehicles for defense and civil protection applications. The Lince, Iveco’s flagship armored vehicle, and the Freccia, a medium-weight armored vehicle, are sold to armed forces around the world.

Financial Services

Iveco Capital offers a range of financial services to dealers and end-customers in the various regions in which it operates.

The principal products offered are lease and retail financing for the purchase of new and used Iveco vehicles. Moreover, Iveco Capital purchases vehicles from dealers that are leased to retail customers under operating lease agreements. In some jurisdictions, Iveco Capital also provides insurance and other financial products and services to end-use customers and its dealer network.

Additionally, Iveco Capital offers wholesale financing to dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to purchase and maintain a representative inventory of products, and parts inventory.

As a captive finance company, Iveco Capital is reliant on the operations of Iveco, its dealers, and end-use customers. As of December 31, 2012, Iveco Capital managed a portfolio of receivables of approximately €4.2 billion, concentrated in Europe.

The financial services business supports the growth of Iveco vehicle sales and builds dealer and end-user loyalty. Iveco’s strategy is to grow a core financing business to support the sale of its vehicles by improving its portfolio credit quality, service levels, operational effectiveness and customer satisfaction. Iveco Capital works to develop and structure financial products with the objective of increasing vehicle sales and generating financial services income.

Iveco Capital also offers on a limited basis products to finance non-Iveco vehicles and equipment sold through Iveco’s dealer network. Financed non-Iveco vehicles and equipment includes used vehicles taken in trade on Iveco products or equipment used in conjunction with Iveco vehicles.

Customer Financing

Iveco Capital has certain retail underwriting and portfolio management policies and procedures that are specific to the trucks and commercial vehicles business. This distinction allows Iveco Capital to reduce risk by deploying industry-specific expertise in its business.

Iveco Capital provides retail financial products primarily through Iveco dealers, who are trained in the use of the various financial products. Dedicated credit analysis teams perform retail credit underwriting. The terms for financing vehicles retail sales typically provide for retention of a security interest in the vehicles financed.

Dealer Financing

Iveco Capital provides wholesale floor plan financing for nearly all of its dealers, which allows them to acquire and maintain a representative inventory of products. For floor plan financing, the trucks and commercial vehicles business generally provides a fixed period of “interest-free” financing to the dealer. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of sales seasonality. After the “interest-free” period, if the equipment remains in dealer inventory, the dealer pays interest costs. Iveco Capital generally receives compensation from the trucks and commercial business equal to a competitive interest rate for the “interest-free” period.

A wholesale underwriting group reviews dealer financials and payment performance to establish credit lines for each dealer. In setting these credit lines, Iveco Capital seeks to meet the reasonable requirements of each dealer while managing its exposure to any one dealer. The credit lines are secured by the equipment financed or by other collateral. Dealer credit agreements generally include a requirement to repay the particular loan at the time of the retail sale. Iveco Capital employees or third-party contractors conduct periodic stock audits at each dealership to confirm that financed equipment is still in inventory. The frequency of these audits varies by dealer and depends on the dealer’s financial strength, payment history and prior performance.

Sources of Funding

The long-term profitability of Iveco Capital’s activities largely depends on the cyclical nature of the trucks and commercial vehicles industries, interest rate volatility and the ability to access funding on competitive terms.

Iveco Capital continues to evaluate funding sources to help ensure that financial services maintains access to capital on favorable terms in support of this business, including through new funding arrangements, joint venture opportunities, vendor programs or a combination of the foregoing.

Since 2005, in Italy, Germany, France, the United Kingdom and Switzerland, financial services activities for both end-customers and dealers have been managed by Iveco Finance Holdings Limited (“IFHL”), a joint venture with Barclays Group (accounted for under the equity method up to year-end 2011), in which Iveco held a 49% stake and Barclays Group a 51% stake. At the end of December 2011, Iveco and Barclays agreed to terminate the IFHL arrangements. Pursuant to those agreements, in May 2012 Iveco purchased the interest held by Barclays at a contractually agreed price (approximately €119.5 million). The retail portfolio existing as of December 2011 (with the exception of the Swiss market) has been funded by Barclays on a secured basis; the existing retail portfolio as of December 31, 2011 in Switzerland has been funded by Fiat Industrial.

Since January 2012, the financial services activities for end-customers in Germany and France are performed through a vendor program agreement with BNP Paribas, whereas part of the new retail portfolio in Italy is funded through an arrangement with Intesa Sanpaolo; the residual Italian portfolio as well as the United Kingdom and the Swiss ones are funded by Fiat Industrial.

For the wholesale financing, funding is provided through a three-year pan-European securitization program arranged with Barclays.

In Spain, Iveco’s financing activities are managed by Transolver Finance Est. Financiero de Credito S.A., a joint venture with the Santander Group in which Iveco holds a 50% stake. The company offers both dealer and end-customer financing. Iveco Capital also provides medium and long-term rental services in Spain through Transolver Service S.A., a wholly-owned subsidiary.

In markets where Iveco Capital is not present with its own subsidiaries, the support to Iveco sales and dealer network is provided through a number of vendor programs.

Sales and Distribution

Iveco’s worldwide distribution strategy is based on a network of independent dealers, in addition to its own dealerships and branches, aimed at providing high quality service combined with a widespread local presence. As of December 31, 2012, Iveco had 684 dealers globally (of which 25 were directly owned by Iveco), including 325 in Western Europe, 135 in Eastern Europe, 114 in Africa and the Middle East, 71 in Latin America and 39 in the Asia-Pacific region. 504 of those dealers sell trucks and commercial vehicles, 110 sell buses and 70 sell special vehicles. All of these dealers sell spare parts for the relevant vehicles. Iveco bolsters its distribution strategy by offering incentives to its dealers based on target achievements for sales of new vehicles and parts and providing high quality after-sales services.

Continuous strengthening of the sales network is a key element of Iveco’s growth strategy. In Western Europe, Eastern Europe and Latin America, continued consolidation of the network is aimed at improving service to customers, increasing profitability and reducing overall distribution costs. In Africa and the Middle East, the distribution network is being expanded in order to fully exploit growth in these markets.

In the United Kingdom the rental market also contributes to Iveco’s sales, as Iveco is one of selected OEM selling trucks and commercial vehicles to certain companies which offer rental and contract hire solutions, such as Ryder, Fraikin and Burntree, among the others.

In accordance with European legislation, dealers distribution contracts cover a specific reference area (but without any exclusivity in terms of territory) and are conditioned to qualitative standards compliance. Under the existing contracts, according to applicable law, multi-branding is allowed, even if, as matter of fact, their corporate identity is in general 100% Iveco.

Parts and Service

The quality and timely availability of parts and service are important competitive factors for Iveco’s business. Iveco’s after-sales services contribute to overall dealer and customer satisfaction and are important considerations in a customer’s original equipment purchase decision. Iveco supplies a complete range of parts, many of which are proprietary, to support items in its current product line as well as for discontinued products. As of December 31, 2012, Iveco had 3,711 service outlets (2,536 of which were in Western Europe).

In addition to Iveco’s standard one-year full vehicle warranty and two-year Powertrain warranty, which are extended in certain jurisdictions including the United Kingdom and Germany to match competitors’ practices, Iveco offers personalized after-sales customer assistance programs under its Elements program. Elements provides a wide range of modular and flexible maintenance and repair contracts as well as warranty extension services to meet a variety of customers’ needs and to support the vehicle’s value over time. Elements maintenance and repair contracts are typically for a period of three to five years and subject to a mileage cap. Benefits of this service include the guaranteed use of original spare parts and the know-how and expertise of Iveco’s professional network. Iveco also offers the Assistance Non-Stop service, which provides customers with access to multilingual professionals 24 hours a day.

At its service centers, Iveco uses advanced diagnostic tools, such as Easy Skite (a sophisticated endoscopic analysis system, that, by means of a small probe, inspects the most inaccessible parts of the vehicle and transmits images in real time, which can also be used remotely by Iveco specialists) and Easy Scope (a powerful, latest-generation digital oscilloscope that displays changes in variables such as current and voltage over time).

Joint Ventures

In addition to its dealer network, Iveco is involved in several production and commercial joint ventures, as part of a strategy to enter and expand in emerging markets. These joint ventures include Naveco, a well-established player in the Chinese light and medium truck and commercial vehicle market. Naveco is a 50/50 Chinese joint-venture of Iveco and the Nanjing Automotive Corporation, a subsidiary of the SAIC Group, which designs, produces and sells daily model and light trucks. A second and more recent Chinese joint-venture is SAIC Iveco Hongyan Commercial Vehicle, which designs, produces and sells heavy construction equipment. Iveco also holds an interest in SAIC Fiat Powertrain Hongyan Ltd, a Chinese engine producer controlled by FPT Industrial (see “—FPT Industrial Segment—Joint Ventures”) through a joint venture with SAIC Group.

Product Innovation

Product development is based on a series of structured processes, aimed at ensuring that design, development and production methods are oriented toward sustainable mobility, safe and ecological production processes and customer satisfaction. Product innovation is organized around four strategic priorities: the environment, safety, productivity and performance. Process innovation focuses on product development processes, virtual analysis, performance measurement and testing, and product-process integration.

A commitment to product development, sustainable mobility and innovation are all key pillars in Iveco’s strategy. During the year, Iveco continued development of new technologies and products that can make a significant contribution to the achievement of sustainable mobility. In 2012, Iveco continued research into innovative technological solutions that will expand its range of eco-friendly, energy-efficient vehicles.

During the year, Iveco and FPT Industrial presented the exclusive new High Efficiency SCR (Selective Catalytic Reduction) technology, designed to meet Euro VI standards in Europe (effective from January 1, 2014) and customer requirements in terms of reduced fuel consumption and operating costs. This patented technology developed by FPT Industrial enables vehicles to achieve strict Euro VI standards for nitrogen oxide emissions without resorting to exhaust gas recirculation. At the IAA in Hanover, Iveco showcased the “Iveco Dual Energy”, a hybrid diesel/electric LCV chassis prototype capable of switching energy source to adapt to the requirements of each individual mission. This vehicle is a further demonstration of Iveco’s commitment to the development of innovative solutions for sustainable mobility. This extremely flexible technology offers a choice between electric only propulsion—with almost zero local emissions and low noise levels—or hybrid (thermoelectric) propulsion which is suitable for long-distance and intercity travel and enables reductions in fuel consumption and CO2 emissions of up to 25%.

Iveco gave a preview presentation of the new Stralis Hi-Way to dealers and the international press at the beginning of July 2012, followed by the official presentation at the IAA Commercial Vehicle Trade Show in Hanover in September 2012. The latest generation of Iveco’s on-road heavy truck range, the vehicle provides customers a number of major advantages including reduced fuel consumption, lower maintenance costs and enhancements in quality and reliability. The Stralis Hi-Way also features an all-new cab which offers enhanced driving comfort, the latest integrated telematic systems, improved customer service tools and innovative electronic safety systems. The vehicle is available with Euro V and VI Cursor diesel engines from FPT Industrial. The Euro VI engines incorporate FPT Industrial’s patented High Efficiency SCR technology, which conforms them to Euro VI emissions standards without sacrificing fuel efficiency. At the IAA in Hanover, the Stralis Hi-Way was named “International Truck of the Year 2013”, awarded on the basis of the evaluation of a group of journalists from 25 specialist commercial vehicle magazines across Europe.

Competition

In Iveco’s businesses, factors that influence a customer’s decision to buy a vehicle include product, parts and after-sales service availability, which is supported by the depth of the distribution network, price, features and performance of products; brand loyalty; technological innovations; availability and terms of financing; and resale value. The ability to meet or exceed applicable vehicle emissions standards as they take effect is also a key competitive factor, particularly in those markets where such standards are the subject of frequent legislative or regulatory scrutiny, such as Europe and North America.

Iveco competes on the basis of product features and performance, customer service, quality and price. Fiat Industrial believes that Iveco’s competitive strengths include well-recognized brands, competitively priced products, technological innovations, a strong distribution and customer service network and dedicated financing for customers and dealers.

The financial services industry is highly competitive. Iveco Capital competes primarily with banks, finance companies and other financial institutions. Typically, this competition is based upon the financial products and services offered, customer service, financial terms and interest rates charged. Iveco Capital’s ability to compete successfully depends upon, among other things, funding resources, developing competitive financial products and services and licensing or other governmental regulations.

In the trucks and commercial vehicles business, Iveco principally competes with major manufacturers that have similar product offerings such as:

•	Daimler, whose brands include Mercedes-Benz, Mitsubishi Fuso, Freightliner, Western Star and Bharat-Benz (India);

•	MAN, which sells products under the MAN brand;

•	Paccar, whose brands include DAF, Kenworth, Ken Mex and Peterbilt;

•	Scania, which sells products under the Scania brand; and

•	The Volvo Group, which sells products under the Volvo, Renault, MACK and UD Trucks brands.

In the buses segment, Iveco’s principal competitors are Daimler (the Mercedes-Benz and Setra brands), Man (the Man and Neoplan brands), Scania and The Volvo Group.

In the firefighting business, Iveco’s principal competitor in Europe is Rosenbauer International AG.

In the defense business, Iveco’s principal competitors are Krauss-Maffei Wegmann GmbH & Co., Rheinmetall Defence, BAE Systems and General Dynamics.

In the heavy duty equipment business, Iveco’s principal competitors are Caterpillar Inc. and The Volvo Group.

FPT INDUSTRIAL SEGMENT

FPT Industrial is engaged in the development, production and distribution of propulsion systems for commercial and industrial applications, both on- and off-road, as well as engines for marine applications and power generation. FPT Industrial’s strategy is focused on achieving technological excellence through continuous research and development of new technologies, reducing emissions and fuel consumption, and expanding sales to non-Fiat Industrial Group customers.

FPT Industrial has 10 manufacturing sites and 6 R&D centers worldwide. In recent years it has developed a significant presence in the emerging markets, particularly in Brazil, Argentina and China. FPT Industrial offers a complete range of products worldwide. As of December 31, 2012, the segment had approximately 8,000 employees.

Products

Engines

FPT Industrial’s product portfolio includes engines for buses and for light, medium and heavy commercial vehicles, engines for industrial machinery including construction, agricultural and irrigation equipment, engines for special-purpose vehicles and engines for power generation units and marine applications.

FPT Industrial’s families of diesel engines, ranging in output from 15 hp to 1,006 hp, incorporate technological solutions including innovative architecture, multi-valve feed, electronically controlled high pressure injection systems (common-rail systems, and, for some versions, injector pumps), efficient air handling systems, for example, variable and fixed-geometry turbochargers (including double-stage turbochargers) and sophisticated emission-control systems.

Beginning at the lower end of the range, the F5C family, with two different displacement (3.2 and 3.4 liters) has an output of up to 117 hp for industrial applications and power generation units. The F1 family, designed primarily for application on light commercial vehicles, has an output of up to 205 hp. For medium commercial vehicles and industrial applications, in both structural and non-structural versions, the NEF family, with 4 and 6 cylinders in 4 different displacements (from 3.9 to 6.7 liters), ranges in output from 76 hp to 300 hp. For heavy commercial vehicles and high-power industrial applications, the six cylinder CURSOR family, in five different displacements (from 7.8 to 12.9 liters), ranges in output from 245 hp to 675 hp. Completing FPT Industrial’s engines portfolio is the V8 cylinder VECTOR family, with outputs of up to 824 hp for agricultural applications and special purpose equipment.

Applying advanced technologies to achieve maximum performance with the minimum possible operating costs and environmental impacts, FPT Industrial engines are tailored to meet the needs of the broadest range of customers in each market.

Furthermore, FPT Industrial’s engines match the growing worldwide demand for renewable and alternative fuels with a wide range of engines available in CNG, ethanol and hybrid versions, for light commercial vehicles employed in urban areas.

Emission regulations are becoming increasingly strict for both on-road (Euro VI and EPA 13) and off-road vehicles (Stage IV and Tier 4 full), particularly in relation to limits for nitrous oxides and particulate emissions, which are to be reduced 80% from current limits by the end of 2013 in Europe for on-road vehicles and 2014 for off-road vehicles. To meet these limits, FPT Industrial’s technological solutions strive to provide enhanced results in terms of cost, packaging and fuel consumption for each segment of the market.

For example, FPT Industrial offers an external exhaust gas recirculation system combined with a diesel particulate filter for engines up to 205 hp for application on light commercial vehicles. For heavy-duty commercial applications, FPT Industrial has developed a selective catalyst reduction system (SCR), which processes exhaust gases using a catalyzing liquid, lowering operating and maintenance costs.

This unique SCR solution is capable of meeting required emissions levels without the cost and bulk of an exhaust gas recirculation valve, and, in particular, for the off-road market, this solution is maintenance-free (no DPF).

FPT Industrial has a product range for leisure and professional marine engines that includes four product families and 28 models ranging in output from 15 hp to 825 hp. All engines benefit from advanced production technologies such as high-pressure common-rail and unit-injector ignition systems, complete electronic management with power and fuel consumption optimization, low emissions, engine protection, diagnosis and safety programs. FPT Industrial marine engines are manufactured to standards that include high specific output, reduced weight/power and volume/power ratios and low noise and exhaust gas emissions.

FPT Industrial is also active in the power generation field. A diverse array of technological solutions is capable of responding to a large number of different needs and can be adapted for applications ranging from emergency response to self-generation and rental units. FPT Industrial engines for power generation applications are capable of outputs ranging from 44 hp to 1,006 hp and may be customized to the needs of customers such as banks, hospitals, shopping malls, public work and industrial sites and households. The new range of soundproof generator setups (self-contained and dedicated electrical generation systems for both rental and fixed installation) offer fuel efficiency, minimum maintenance requirements and low operating costs.

Transmissions and Axles

FPT Industrial currently produces a wide range of manual transmissions for light commercial vehicles, having either five or six gears, and ranging from 320 to 500 Nm. These transmissions are designed with power take-off that enables them to be used for applications requiring hydraulic power to drive specialized equipment, including compactors and cranes. Two new transmissions launched for the Euro 5/V (2835 and 2850), which both have six gears with double overdrive, were specifically designed to reduce weight and further enhance smoothness while shifting gears.

Furthermore, FPT Industrial boasts an extensive range of axle products to meet all customer requirements, including axle products for light commercial vehicles, such as the Daily, and axle products for heavy mining, construction and special vehicles designed by Iveco for military and fire-fighting use. The range includes single-reduction axles – in both single and twin-wheel versions – for loads of up to nine metric tons and double-reduction axles – in both single and tandem versions – for total loads on the tandem of up to 32 metric tons. FPT Industrial’s ongoing development of the range of axle products is focused on improving efficiency and upgrading the vehicle constraints, particularly in relation to the application of new braking systems (availability of both drum and disc brakes).

Sales and Distribution

In addition to the FPT Industrial captive customers, including CNH and Iveco, FPT Industrial’s commercial strategy and business model are focused on the development of a portfolio of medium-to-large OEM customers. FPT Industrial has entered into long-term supply agreements with Claas, Perkins, Komatsu, Merlo, Carraro, LS Mtron, Argo Tractors and Dieci for off-road applications; Daimler-Fuso, VDL, Ford, Tata Daewoo, Hyundai Motors and Karsan for on-road applications; and Generac, Himoinsa and Greenpower for power generation applications.

In 2012, 31% of the engines sold by FPT Industrial were supplied to Iveco, 27% to CNH, and 42% to external customers (including Sevel, a light commercial vehicles joint venture of Fiat).

FPT Industrial has a network of 100 sales points and 1,300 service centers in 100 countries that cover its entire product range and related market sectors. Large OEMs use their own internal networks to obtain parts and services for purchased equipment, while small OEMs frequently rely on FPT Industrial for delivery of parts and services through the FPT Industrial worldwide network.

Joint Ventures

FPT Industrial owns 30% (and, through Iveco, controls 60%) of SAIC Fiat Powertrain Hongyan Ltd (“SFH”), a manufacturing company located in Chongqing.

SFH produces diesel engines under license from FPT Industrial to be sold in the Chinese market (mainly to SIH and to be exported to Europe, USA and Latin America.

Competition

Product competition is driven to a significant extent by developments in emission regulations in the various markets in which FPT Industrial’s products are used.

The principal engine and transmission manufacturers with which FPT Industrial competes are:

•	Cummins, which has a global manufacturing presence and a broad product portfolio, particularly in the on-road and construction equipment segments;

•	Deutz, which is principally focused on off-road applications;

•	Perkins (part of the Caterpillar group), which has a global manufacturing presence and service network and offers a comprehensive range of products;

•	John Deere, which is principally focused on the off-road segment;

•	Volvo Penta, which is principally focused on the marine engine and power generation segments;

•	Weichai, the leader in the Chinese market; and

•	Isuzu, which has a principal focus on the excavator market.

RESEARCH AND DEVELOPMENT

In a competitive environment characterized by continuous and rapid change, research activities are a vital component of Fiat Industrial’s strategy and its expansion programs. The company promotes reduced research and development periods to accelerate time-to-market while taking advantage of specializations and experience in different markets. Synergies of skills and expertise and rapid technical communications form the basis of Fiat Industrial’s system of research and development.

Fiat Industrial’s expenditures on research and development in 2012 (including capitalized development costs and costs charged directly to operations during the year) totaled €895 million, or 3.6% of net revenues attributable to industrial operations. These research and development activities involved approximately 5,800 employees across 49 sites around the world.

The following table shows Fiat Industrial’s research and development expenditures, including capitalized development costs and costs charged directly to operations during the year, by business segment in the years ended December 31, 2012, 2011 and 2010:

(€ million)	Year ended December 31,
	2012	2011	2010
Agricultural and Construction Equipment (CNH)	520	384	346
Trucks and Commercial Vehicles (Iveco)	289	254	214
FPT Industrial	86	104	92

Total	895	742	652

Fiat Industrial owns a significant number of patents, trade secrets, licenses and trademarks related to its products and services, and expects the number to grow as Fiat Industrial continues to pursue technological innovations. The company files patent applications in Europe, the United States and around the world to protect technology and improvements considered important to the business. Fiat Industrial believes that, in the aggregate, the rights under these patents and licenses are generally important to its operations and competitive position, but does not regard any of its businesses as being dependent upon any single patent or group of patents. However, certain trademarks contribute to Fiat Industrial’s identity and the recognition of its products and services and are an integral part of Fiat Industrial’s business, and their loss could have a material adverse effect on Fiat Industrial.

SUPPLY OF RAW MATERIALS AND COMPONENTS

Fiat Industrial purchases materials, parts, and components from third-party suppliers. Fiat Industrial had approximately 4,800 global direct suppliers to its manufacturing facilities at December 31, 2012. Fiat Industrial’s focus on quality improvement, cost reduction, product innovation and production flexibility requires it to rely upon suppliers with a focus on quality and the ability to provide cost reductions. Fiat Industrial views its relationships with suppliers as partnerships, and in recent years, it has established closer ties with a significantly reduced number of suppliers, selecting those that enjoy a leading position in the relevant markets. Fiat Industrial relies upon single suppliers for certain components, primarily those that require joint development between Fiat Industrial and suppliers.

Management believes that adequate supplies and alternate sources of Fiat Industrial’s principal raw materials are available and does not believe that the prices of these raw materials are especially volatile.

Fiat Industrial relies on numerous suppliers. The sudden or unexpected interruption in the availability of certain of its suppliers’ raw materials, parts and components could result in delays or in increases in the costs of production.

ENVIRONMENTAL AND OTHER REGULATORY MATTERS

Fiat Industrial manufactures and sells its products and offers its services in several continents and numerous countries around the world. The Group’s manufacturing facilities are subject to a variety of laws designed to protect the environment, particularly with respect to solid and liquid wastes, air emissions, energy usage and water consumption. The vehicles that Fiat Industrial manufactures, and the engines that power them, must also comply with extensive regional (e.g., European Union), national and local laws and regulations, industry self-regulations (e.g., those of the European Automobile Manufacturers Association—ACEA), including those that regulate vehicle safety, end-of-life vehicles, emissions and noise.

Fiat Industrial believes it is in substantial compliance with regulatory requirements affecting its facilities and products in the relevant markets. The company regularly monitors such requirements and adjusts affected operations.

Emissions

Fiat Industrial has made, and expects that it may make additional, significant capital and research expenditures to comply with emission, reduction standards now and in the future. The company anticipates that these costs are likely to increase as emission limits become more stringent. To the extent the timing and terms and conditions of laws and regulations governing air emissions (and Fiat Industrial’s corresponding obligations) are clear, the company has budgeted or otherwise made available funds that it believes will be necessary to comply with such laws and regulations. To the extent the timing and terms and conditions of such laws and regulations (and Fiat Industrial’s corresponding obligations) are uncertain, the company is unable to quantify the amount of potential future expenditures and has not budgeted or otherwise made funds available. The failure to comply with current and anticipated emission regulations could result in adverse effects on Fiat Industrial’s business, financial position or results of operations.

Regulatory compliance of non-road equipment and engines in the United States is driven mainly by the U.S. Clean Air Act Amendments of 1990. In the European Union (EU), certain directives regulate non-road mobile machinery and tractors. In various territories in Asia and Latin America, governments have either adopted regulations concerning the emissions output of diesel engines and/or equipment or are contemplating regulations. The regulations in these regions are generally less stringent than applicable United States or European Union regulations. Fiat Industrial is actively developing vehicles propelled with alternative fuels (non-fossil fuels), in particular biofuels derived from biomass (e.g., methane, ethanol). These investments are intended to prepare Fiat Industrial to further reduce exhaust emissions in response to possible future evolution of the emissions legislation, particularly in Europe and North America. The use of biofuels will allow Fiat Industrial to significantly reduce the emission of particulate matter as well as the net emission of CO2 (the CO2 released in the atmosphere while burning biofuels is partially offset by the CO2 absorbed from the atmosphere by plants used as energy biomass).

Industry Certifications

Some of Fiat Industrial’s manufacturing operations voluntarily participate in the ISO 14001 certification process. Receipt of an ISO 14001 certification confirms that an organization has a management system capable of keeping the environmental impact of its operations under control, and that it systematically seeks to improve this system in a way that is coherent, effective and, above all, sustainable. As of December 31, 2012, 36 of Fiat Industrial’s sites in Europe and 20 out of 22 of its sites elsewhere in the world had ISO 14001 certifications.

Government Stimulus Programs for the Group’s Products

Following the global financial crisis of 2008-2009 and the related economic downturn in many countries in which the Group operates, several governments established programs designed to stimulate demand for certain categories of products, including products sold by the Group. Such stimulus programs provided rebate or other purchase incentives or favorable tax treatment for the purchase of new vehicles or equipment and were also designed to promote the sale of new, more environmentally-friendly and fuel-efficient vehicles while removing less fuel-efficient vehicles from circulation. In addition, in 2012 both Brazil and China announced important infrastructure development programs, which are resulting indirectly in increased demand for the Group’s products in those countries. The duration of the programs that remain in effect and the introduction, if any, of new programs or government policies intended to stimulate the market for the Group’s products or that indirectly stimulate demand for the Group’s products and the effect of such policies on the Group’s revenue generation are unpredictable.

Ergonomics and Safety

Fiat Industrial focuses a relevant portion of its research and development resources on further improving the safety of its products, in compliance with regulation as it becomes applicable over time (e.g., new Machinery Directive and new agricultural tractors regulation in Europe). Particular effort is devoted to protecting the health and safety of the machine operator and creating a friendly and ergonomic environment around him or her (vibration reduction through vehicle, cab and seat suspensions, noise reduction, optimal visibility, easy to use and precise controls, complete and accurate information on large displays, automation of complex operations, braking electronic controls, rollover and falling objects protection structures, etc.).

Applicability of Banking Law and Regulation to Financing Services

Iveco Finanziaria S.p.A., Transolver Finance SA, Iveco Finance GmbH, Iveco Capital Leasing IFN SA, Afin Bulgaria EAD and BANCO CNH CAPITAL S.A., which provide financing services to Fiat Industrial customers, are regulated as banking institutions in the jurisdictions in which they operate. Iveco Finanziaria SpA, incorporated in Italy, is subject to Bank of Italy supervision. Transolver Finance SA, incorporated in France, is subject to the supervision of the ACP (Autoritè de Controle Prudentiel). CNH Financial Services Sas, incorporated in France, is subject to Banque de France supervision. CNH Capital Europe Sas, incorporated in France, is subject to Banque de France supervision. Iveco Finance GmbH, incorporated in Germany, is subject to the supervision of BAFIN (German financial supervisory authority). Iveco Capital Leasing IFN SA, incorporated in Romania, is subject to National Bank of Romania supervision. Afin Bulgaria EAD, incorporated in Bulgaria, is subject to National Bank of Bulgaria supervision. BANCO CNH CAPITAL S.A., incorporated in Brazil, is subject to Brazilian Central Bank supervision. As a result, those companies are subject to regulation in a wide range of areas including solvency and capital requirements, reporting, customer protection and account administration, and other matters.

Employment laws

The Group’s business is by nature labor intensive and this is reflected in the high number of blue-collar workers the Group employs. A large number of the Group’s blue collar employees are based in European jurisdictions, and Italy in particular, where labor laws are more stringent than in other geographic regions, including the United States. Areas of particularly stringent regulation include restrictions on the ability of the employer to terminate employment and the employee’s remedies upon termination, limitations on the ability of the employer to redeploy labor to different functions and responsibilities, rigidity of pay structures and other contractual terms, unionization rights and the union practices that develop as a result. In Italy, in particular, where almost 30% of the Group’s employees are based, most of the Group’s workforce is subject to Law 300 of May 20, 1970, commonly referred to as the Statuto dei Lavoratori (or Workers’ Charter) and related laws and regulations. Among other things, the Statuto dei Lavoratori includes provisions relating to the limitation on inspections, monitoring and sanctioning of employees, union rights and anti-discrimination provisions, the employee’s right to rescind termination of employment if certain conditions apply, the prohibition against demotion of employees and several other matters.

DESCRIPTION OF PROPERTY, PLANTS AND EQUIPMENT

As of December 31, 2012, Fiat Industrial owned 64 manufacturing facilities, of which 14 were located in Italy. The remaining facilities are located principally in the United States, France, Brazil, Spain, Germany, Belgium, the United Kingdom, Poland, Canada, Argentina, China and India. For further information with respect to the types and locations of Fiat Industrial’s manufacturing facilities, see “Industry Overview—Agricultural and Construction Equipment Segment”, “—Trucks and Commercial Vehicles Segment (IVECO)” and “—FPT Industrial Segment” above. Fiat Industrial also owns other significant properties including spare parts centers, research laboratories, test tracks, warehouses and office buildings.

A number of Fiat Industrial’s manufacturing facilities (land and industrial buildings) are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. This indebtedness equaled approximately €67 million at December 31, 2012, as compared to €45 million at the end of 2011.

Management believes that Fiat Industrial’s manufacturing facilities and other significant properties are in good condition and that they are adequate to meet the company’s needs.

Planned capacity is adequate to satisfy anticipated retail demand and the operations are designed to be flexible enough to accommodate the planned product design changes required to meet market conditions and new product programs. Fiat Industrial anticipates no difficulty in retaining occupancy of any leased facilities, either by renewing leases prior to expiration or by replacing them with equivalent leased facilities.

Fiat Industrial makes capital investments in the regions in which it operates principally related to initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and engineering. In 2012, Fiat Industrial’s total capital expenditures were €1,349 million of which 24.1% was spent in North America, 17.2% in Latin America, and 58.7% in EAME, CIS and APAC. These capital expenditures were funded through a combination of cash generated from operating activities and borrowings under short-term facilities. In 2011, Fiat Industrial’s total capital expenditures were €993 million. Fiat Industrial continually analyzes the allocation of its industrial resources taking into account such things as relative currency values, existing and anticipated industry and product demand, the location of suppliers, the cost of goods and labor, and plant utilization levels.

The following table provides information about Fiat Industrial’s significant manufacturing and engineering facilities as of December 31, 2012:

Location	Primary Functions	Approximate Covered Area(A)
Italy
S. Mauro	Excavators; R&D center	57.0
Modena	Components (CNH)	102.0
S. Matteo	R&D center (CNH)	2.0
Jesi	Tractors	77.0
Lecce	Construction Equipment; R&D center	130.0
Piacenza	Special purpose vehicles; R&D center	63.0
Brescia	Firefighting vehicles, medium vehicles; R&D center	314.0
Suzzara	Light vehicles; R&D center	190.0
Brescia	Firefighting vehicles; R&D center	28.0
Bolzano	Defense vehicles; R&D center	81.0
Pregnana Milanese	Diesel engines	31.0
Torino	R&D center (FPT Industrial)	28.0
Torino	Diesel engines	239.0
Torino	Production of transmissions and axles	142.0
Foggia	Diesel engines; drive shafts	151.0

United States
New Holland	Agricultural equipment; R&D center	104.0
Grand Island	Agricultural equipment and combines	128.0
Benson	Sprayers, cotton pickers; R&D center	41.0
Burlington	Backoe loaders, forklift trucks; R&D center	91.0
Fargo	Tractors, wheeled loaders; R&D center	88.0
Goodfield	Soil management equipment; R&D center	39.0
Racine	Tractors, transmissions,	105.0
Mt. Joy	R&D center (CNH)	11.1
Wichita	Skid steer loaders; R&D center	46.0
Burr Ridge (Hinsdale)	R&D center (CNH)	43.0
Calhoun	Crawler excavators, dozers; R&D center	31.0
Burr Ridge	R&D center (Diesel engine)	0.8

France
Coex	Grape Harvesters; R&D center	26.0
Croix	Cabins (CNH)	12.0
Tracy-Le-Mont	Hydraulic cylinders (CNH)	15.6
Annonay	Buses; R&D center	137.0
Venissieux	R&D center (Iveco)	11.0
Rorthais	Buses; R&D center	28.7
Saint Alban Leysse	Firefighting vehicle; R&D center	23.0
Fourchambault	Engines	22.0
Bourbon Lancy	Diesel engines; R&D center	102.0
Fecamp	Diesel engines	25.0

Location	Primary Functions	Approximate Covered Area(A)
Brazil
Belo Horizonte	Construction Equipment; R&D center	70.0
Curitiba	Combines and tractors; R&D center	103.0
Piracicaba	Sugar cane harvesters; R&D center	10.0
Sorocaba	Crawler loaders, backhoe loaders, excavators, Agricultural equipment	160.0
Sete Lagoas	Heavy and light vehicles; R&D center	119.0
Sete Lagoas	Engines; R&D center	14.0

Germany
Berlin	Construction Equipment; R&D center	59.0
Ulm	Firefighting vehicles; R&D center	35.0
Weisweil	Firefighting vehicles; R&D center	10.0
Ulm	R&D center	144.0

Belgium
Antwerp	Components (CNH)	79.0
Zedelgem	Combines, agricultural equipment; R&D center	159.0

Spain
Madrid	Heavy vehicles; R&D center	165.0
Valladolid	Light vehicles	74.0

China
Shanghai	Tractors, Components; R&D center	67.0
Chongqing	Diesel Engine; R&D centers	75.5

India
Pithampur	Backoe Loaders, Earth Compactors	28.6
New Delhi	Tractors; R&D center	33.0

Others
Basildon (U.K.)	Tractors; R&D center	129.0
Plock (Poland)	Combines; R&D center	95.0
Saskatoon (Canada)	Agricultural equipment (sprayers, seeders); R&D center	59.0
Cordoba (Argentina)	Diesel Engines	20.0
Ferreira (Argentina)	Production of trucks and buses	44.0
Dandenong (Australia)	Production of trucks; R&D center	37.0
St. Valentin (Austria)	Tractors; R&D center	56.0
Vysoke Myto (Czech Republic)	Production of buses; R&D center	123.0
Queretaro (Mexico)	Components (CNH)	5.0
Naberezhnye Chelny (Russia)	Agricultural Equipment	50.0
La Victoria (Venezuela)	Assembly of light and heavy vehicles and buses	56.0
Arbon (Switzerland)	R&D of Diesel Engines	6.0

LEGAL PROCEEDINGS

As a global company with a diverse business portfolio, Fiat Industrial is exposed to numerous legal risks, particularly in the areas of product liability, competition and antitrust law, environmental risks and tax matters. The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect Fiat Industrial’s financial position and results.

As of December 31, 2012, contingent liabilities estimated by Fiat Industrial amounted to approximately €39 million (compared to approximately €41 million as of December 31, 2011), for which no provisions have been recognized since an outflow of resources is not considered probable at the present moment. Instead, when it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, Fiat Industrial recognizes specific provision for this purpose.

Since January 2011, Iveco, together with certain of its competitors, has been subject to an investigation being conducted by the European Commission into certain business practices of the leading manufacturers of commercial vehicles in the European Union in relation to possible anti-competitive practices. It is not possible at the present moment to predict when and in what way these investigations will be concluded.

No company within the Fiat Industrial Group is party to any legal proceeding that is pending or, as far as senior management is aware, that is threatened or contemplated that, if determined adversely, would have a significant adverse effect, either individually or in the aggregate, on Fiat Industrial’s financial condition or profitability.

PRINCIPAL SUBSIDIARIES

Following is a list of the principal subsidiaries that are directly or indirectly controlled by Fiat Industrial. Companies in the list are grouped by operating segment (pursuant to IFRS 8).

For each subsidiary, the following information is provided: name, location of registered office, country, share capital stated in original currency, and the percentage interest held by Fiat Industrial or its subsidiary. The percentage of voting rights exercisable at an ordinary general meeting of each subsidiary is also indicated, where such percentage differs from the percentage of shares held by Fiat Industrial or its subsidiary.

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation
PRINCIPAL SUBSIDIARIES AT 31 DECEMBER 2012
Agricultural and Construction Equipment
CNH Global N.V.	Amsterdam	Netherlands	545,602,754	EUR	87.43
Banco CNH Capital S.A.	Curitiba	Brazil	433,919,523	BRL	87.43
Case Construction Machinery (Shanghai) Co., Ltd	Shanghai	People’s Rep. of China	14,000,000	USD	87.43
Case New Holland Inc.	Wilmington	U.S.A.	5	USD	87.43
CASE New Holland Machinery Trading (Shanghai) Co. Ltd.	Shanghai	People’s Rep. of China	2,250,000	USD	87.43
CNH America LLC	Wilmington	U.S.A.	0	USD	87.43
CNH Australia Pty Limited	St. Marys	Australia	293,408,692	AUD	87.43
CNH Belgium N.V.	Zedelgem	Belgium	372,115,574	EUR	87.43
CNH Canada, Ltd.	Toronto	Canada	28,000,100	CAD	87.43
CNH Capital America LLC	Wilmington	U.S.A.	0	USD	87.43
CNH Capital Australia Pty Limited	St. Marys	Australia	70,675,693	AUD	87.43
CNH Capital Canada Ltd.	Calgary	Canada	1	CAD	87.43
CNH Capital Equipment Loan and Lease Facility LLC	Wilmington	U.S.A.	5,000	USD	87.43
CNH Capital Receivables LLC	Wilmington	U.S.A.	0	USD	87.43
CNH Capital U.K. Ltd	Basildon	United Kingdom	10,000,001	GBP	87.43

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation
CNH Deutschland GmbH	Heilbronn	Germany	18,457,650	EUR	87.43
CNH Financial Services S.A.S.	Morigny- Champigny	France	50,860,641	EUR	87.43
CNH France	Morigny- Champigny	France	427,965,450	EUR	87.43
CNH International S.A.	Paradiso	Switzerland	100,000	CHF	87.43
CNH Italia S.p.A.	Turin	Italy	15,600,000	EUR	87.43
CNH Latin America Ltda.	Contagem	Brazil	1,037,711,513	BRL	87.43
CNH Maquinaria Spain S.A.	Coslada	Spain	21,000,000	EUR	87.43
CNH Osterreich GmbH	St. Valentin	Austria	2,000,000	EUR	87.43
CNH Polska Sp. z o.o.	Plock	Poland	162,591,660	PLN	87.43
CNH Receivables LLC	Wilmington	U.S.A.	0	USD	87.43
CNH U.K. Limited	Basildon	United Kingdom	91,262,275	GBP	87.43
CNH Wholesale Receivables LLC	Wilmington	U.S.A.	0	USD	87.43
Kobelco Construction Machinery America LLC	Wilmington	U.S.A.	0	USD	56.83
New Holland Fiat (India) Private Limited	Mumbai	India	12,485,547,400	INR	84.29
New Holland Holding (Argentina) S.A.	Buenos Aires	Argentina	23,555,415	ARS	87.43
New Holland Kobelco Construction Machinery S.p.A.	San Mauro Torinese	Italy	12,396,363	EUR	86.70

Trucks and Commercial Vehicles
Iveco S.p.A.	Turin	Italy	200,000,000	EUR	100.00
Astra Veicoli Industriali S.p.A.	Piacenza	Italy	10,400,000	EUR	100.00
Heuliez Bus S.A.	Mauléon	France	9,000,000	EUR	100.00
Irisbus Italia S.p.A.	Turin	Italy	4,500,000	EUR	100.00
Iveco (Schweiz) AG	Kloten	Switzerland	9,000,000	CHF	100.00
Iveco Arac Sanayi VE Ticaret A.S.	Samandira- Kartal/ Istanbul	Turkey	12,879,000	TRY	100.00
Iveco Argentina S.A.	Buenos Aires	Argentina	130,237,793	ARS	100.00
Iveco Capital Leasing IFN S.A.	Bucharest	Romenia	774,364,557	RON	100.00
Iveco Capital Limited	Watford	United Kingdom	1,000	EUR	100.00
Iveco Capital SA	Paradiso	Switzerland	14,000,000	CHF	100.00
Iveco Czech Republic A.S.	Vysoke Myto	Czech Republic	1,065,559,000	CZK	97.98
Iveco Espana S.L.
(business Trucks and Commercial Vehicles)	Madrid	Spain	121,612,116	EUR	100.00
Iveco Finance GmbH	Heilbronn	Germany	75,775,000	EUR	100.00
Iveco Finanziaria S.p.A.	Turin	Italy	145,000,000	EUR	100.00
Iveco France	Vénissieux	France	92,856,130	EUR	100.00
Iveco Latin America Ltda
(business Trucks and Commercial Vehicles)	Vila da Serra	Brazil	366,180,646	BRL	100.00
Iveco Limited
(business Trucks and Commercial Vehicles)	Watford	United Kingdom	117,000,000	GBP	100.00

Name	Registered Office	Country	Share capital	Currency	% of Group consolidation
Iveco Magirus AG
(business Trucks and Commercial Vehicles)	Ulm	Germany	50,000,000	EUR	94.00
Iveco Magirus Brandschutztechnik GmbH	Ulm	Germany	6,493,407	EUR	84.43
Iveco Poland Ltd.	Warsaw	Poland	46,974,500	PLN	100.00
Iveco Trucks Australia Limited	Dandenong	Australia	47,492,260	AUD	100.00
Iveco Venezuela C.A.	La Victoria	Venezuela	3,985,803	VEF	100.00
OOO Iveco Russia	Moscow	Russia	868,545,000	RUR	100.00
S.A. Iveco Belgium N.V.	Groot	Belgium	6,000,000	EUR	100.00
Transolver Services S.A.	Trappes	France	38,000	EUR	99.76

FPT Industrial
FPT Industrial S.p.A.	Turin	Italy	100,000,000	EUR	100.00
FPT - Powertrain Technologies France S.A.	Garchizy	France	73,444,960	EUR	100.00
Iveco Espana S.L.
(business FPT Industrial)	Madrid	Spain	121,612,116	EUR	100.00
Iveco Latin America Ltda
(business FPT Industrial)	Vila da Serra	Brazil	366,180,646	BRL	100.00
Iveco Limited
(business FPT Industrial)	Watford	United Kingdom	117,000,000	GBP	100.00
Iveco Magirus AG
(business FPT Industrial)	Ulm	Germany	50,000,000	EUR	94.00
SAIC Fiat Powertrain Hongyan Co. Ltd.	Chongqing	People’s Rep. of China	580,000,000	CNY	60.00

Holding companies and Other companies
Fiat Industrial Finance Europe S.A.	Luxembourg	Luxembourg	50,000,000	EUR	100.00
Fiat Industrial Finance North America Inc.	Wilmington	U.S.A.	25,000,000	USD	100.00
Fiat Industrial Finance S.p.A.	Turin	Italy	100,000,000	EUR	100.00
Fiat Netherlands Holding N.V.	Amsterdam	Netherlands	2,610,397,295	EUR	100.00

MANAGEMENT DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FIAT INDUSTRIAL

The following management’s discussion and analysis should be read in conjunction with the consolidated financial statements of Fiat Industrial for the years ended December 31, 2012 and 2011 and the combined financial statements of Fiat Industrial for the year ended December 31, 2010 included in this prospectus. As of January 1, 2011, the operations forming Fiat Industrial were separated from its former parent company Fiat through a Demerger as more fully described under “Fiat Industrial.” Fiat Industrial’s combined financial statements for 2010 have been prepared by combining information regarding the financial assets and liabilities, cash flows and results of operations of Fiat that were the object of the Demerger for the year ended December 31, 2010, based on the historical data included in the consolidated financial statements of Fiat for 2010; these operations were carried out by Fiat during that period through directly or indirectly held subsidiaries of Fiat. The combined financial statements assume that Fiat Industrial had existed as a separate legal entity in 2010. They do not necessarily reflect the accounting policies which Fiat Industrial might have adopted or the results of operations or financial condition of Fiat Industrial for the periods and as of the dates presented had Fiat Industrial been an independent company for the periods presented. In addition, certain costs reflected in the combined financial statements are not necessarily indicative of the costs that Fiat Industrial would have incurred had it operated as an independent, standalone legal entity during the periods presented. These costs include allocated corporate costs, interest expense and income taxes.

This discussion includes forward-looking statements, which, although based on assumptions that Fiat Industrial considers reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. See “Cautionary Statements Concerning Forward-Looking Statements” and for a discussion of risks and uncertainties facing the Group, you should also see “Risk Factors.”

Overview

Fiat Industrial is a leading global capital goods company engaged in the design, production, marketing, sale and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialized vehicles for firefighting, defense and other uses, as well as engines and transmissions for those vehicles and engines for marine and power generation applications.

Fiat Industrial’s business is organized into three segments: (i) Agricultural and Construction Equipment, operated by CNH, (ii) Trucks and Commercial Vehicles, operated by Iveco, and (iii) FPT Industrial.

Fiat Industrial generates revenues and cash flows principally from the sale of equipment and vehicles to CNH and Iveco dealers and distributors. Fiat Industrial’s financial services operations provide a range of financial products which mainly finance sales and leases of equipment and vehicles by dealers and their customers.

In addition, Fiat Industrial believes that because of the different nature of its Industrial Activities, such as manufacturing and distribution, compared to its Financial Activities, certain supplemental disclosures providing a separate presentation of the results of each such group of activities is helpful in order to better understand Fiat Industrial’s consolidated results of operations. However, Industrial and Financial Activities do not constitute segments in accordance with IFRS and, accordingly, are not presented separately in Fiat Industrial financial statements included elsewhere in this prospectus.

Revenues of Industrial Activities are presented net of discounts, allowances, settlement discounts and rebates, as well as costs for sales incentive programs, determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized. The Group’s sales incentive programs include the granting of retail financing at discounts to market interest rates. The corresponding cost to the Industrial Activities is recognized at the time of the initial sale and the revenues on Financial Activities are recognized on a pro rata basis in order to match the cost of funding.

Principal Factors Affecting Results

Fiat Industrial’s operating performance is highly correlated to sales volumes, which are influenced by several different factors that vary across the Group’s three segments.

For agricultural equipment, the key factors influencing sales are the level of net farm income which is influenced by commodity prices, and, to a lesser extent, general economic conditions, interest rates and the availability of financing. Variations by region and product are also attributable to differences in typical climate and farming calendars, as well as extraordinary weather conditions. For additional discussion regarding the principal factors affecting results for agricultural equipment, see “Fiat Industrial—Industry Overview—Agricultural Equipment and Construction Equipment (CNH)—Agricultural Equipment.”

For construction equipment, segmentation varies by regional market: in developed markets, demand is oriented toward more sophisticated machines that boost operator productivity, while in developing markets, demand is oriented toward more utilitarian models with greater perceived durability. Sales levels for heavy construction equipment are particularly dependent on the expected level of major infrastructure construction and repair projects, which is a function of expected economic growth and government spending. For light construction equipment, the principal factor influencing demand is the level of residential and commercial construction, remodeling and renovation, which is influenced in turn by interest rates and availability of financing, as well as, in the residential sector, levels of disposable incomes and, in the commercial sector, the broader economic cycle. For additional discussion regarding the principal factors affecting results for construction equipment, see “Fiat Industrial—Industry Overview—Agricultural Equipment and Construction Equipment (CNH)—Construction Equipment.”

Regional variations in demand for trucks and commercial vehicles are influenced by differences in economic conditions, levels of infrastructure development and physical geography, all of which lead to differing transport requirements. Demand for medium and heavy trucks tends to be closely aligned with the economic and capital investment cycle, particularly in more developed markets. In developing countries, the processes of industrialization and infrastructure development generally drive long-term growth trends. Growth in local distribution requirements influences increases in demand for light vehicles. In the short term, however, demand for light vehicles is closely correlated to the level of economic activity which drives levels of vehicle utilization and, accordingly, the need for new vehicles. For additional discussion regarding the principal factors affecting results for the trucks and commercial vehicles business, see “Fiat Industrial—Industry Overview—Trucks and Commercial Vehicles (Iveco).”

The industrial powertrain business is, naturally, highly dependent on the market segments in which its propulsion systems are used, with developments in emissions regulations playing a significant role. For vehicle applications, product development is driven by regulatory considerations, as well as the need of customers to reduce operating costs. For additional discussion regarding the principal factors affecting results for the industrial powertrain business, see “Fiat Industrial—Industry Overview—FPT Industrial.”

Demand for services and service-related products, including parts, is a function of the number of vehicles in use and the nature and extent of their use. The after-sales market is historically less volatile than the new vehicle market and, therefore, helps reduce the impact on operating results of fluctuations in new vehicle sales.

The Group’s segments (or the Group’s principal businesses) have a different geographic mix. As a result, the performance of CNH correlates more closely to the U.S. economic cycle, while the performance of Iveco is more directly tied to the European economic cycle.

The Group’s cost base principally comprises the cost of raw materials and personnel costs.

Raw material costs are closely linked to commodities markets and largely outside of the Group’s control, although the Group is making a targeted effort to increase production efficiencies. Historically, the Group has been able to pass on to its customers most of the increase in the cost of raw materials through increases in product pricing. Nevertheless, even when the Group is able to do so, there is usually a time lag between an increase in materials cost and a realized increase in product prices and, accordingly, the Group’s results are typically adversely affected at least in the short term until price increases are accepted in the market.

Personnel costs change over time reflecting clauses in collective bargaining agreements, inflation and average number of employees. A significant proportion of the Group’s employees are based in countries where labor laws impose significant restrictions on employers’ rights and, accordingly, the Group has limited ability to downsize its personnel in response to a decrease in production during periods of market downturn.

The Group’s results are also affected by changes in foreign exchange rates from period to period, mainly due to the difference in geographic distribution between the Group’s manufacturing activities and its commercial activities, resulting in cash flows from exports denominated in currencies that differ from those associated with production costs. In addition, the Group’s consolidated financial statements are expressed in Euro and are therefore subject to movements in exchange rates upon translation of the financial statements of subsidiaries whose operational currency is not the Euro. Generally, a strengthening of the U.S. dollar against the Euro benefits the consolidated results of Fiat Industrial because a significant portion of the Group’s profits arise from U.S. operations, particularly the operations of CNH, and CNH’s financial statements, which are denominated in U.S. dollars, are translated into Euro with a more favorable impact when the U.S. dollar is stronger. The reverse occurs with a weakening of the U.S. dollar against the Euro. For additional information regarding the effect on the Group of changes in interest rates and exchange rates, see “Risk Factors— Risks Related to the Business, Strategy and Operations—The Group’s financial performance is subject to currency exchange rate fluctuations and interest rate changes.”

Changes in the Scope of Consolidation

Since January 1, 2012, the Group has consolidated the results of Iveco Finance Holdings Limited (renamed Iveco Capital Limited in 2012) on a line-by-line basis. The balance sheet was fully consolidated on December 31, 2011, following the agreement for orderly termination of the joint venture. Iveco Capital Limited became a wholly-owned subsidiary in May 2012 following acquisition of the remaining 51% from Barclays.

Since January 1, 2012, the Group has fully consolidated Iveco Provence, an Iveco dealer in which a 100% interest was acquired during the second quarter of 2011. In the 2011 consolidated financial statements, the holding was accounted for under the equity method.

In December 2012, CNH sold its 20% stake in Kobelco Construction Machinery Co. Ltd., an associate company previously accounted for under the equity method.

Results of Operations – 2012 Compared to 2011

(€ million)	2012	2011
Net revenues	25,785	24,289
Cost of sales	20,925	20,038
Selling, general and administrative costs	2,183	2,002
Research and development costs	560	505
Other income/(expenses)	(38)	(58)
Trading Profit/(Loss)	2,079	1,686
Gains/(losses) on disposal of investments	(38)	26
Restructuring costs	166	95
Other unusual income/(expenses)	(13)	12
Operating Profit/(Loss)	1,862	1,629
Financial income/(expenses)	(458)	(546)
Result from investments	81	86
- Share of profit/(loss) of investees accounted for using the equity method	86	97
- Other income/(expenses) from investments	(5)	(11)
Profit/(Loss) Before Taxes	1,485	1,169
Income taxes	564	468
Profit/(Loss)	921	701
Profit/(Loss) Attributable to:
Owners of the parent	810	624
Non-controlling interests	111	77

Net revenues

Fiat Industrial recorded net revenues of €25,785 million in 2012, an increase of 6.2% compared to 2011 with strong revenue growth for CNH more than offsetting declines for Iveco and FPT Industrial. CNH reported net revenues of €16,056 million for 2012, a 15.5% increase over 2011 (+6.7% in U.S. dollar terms) as solid global demand for Agricultural Equipment more than offset the negative effects of more difficult trading conditions in the Construction Equipment segment. Iveco posted revenues of €8,924 million for 2012, a 6.7% decline over 2011, reflecting a further deterioration in economic conditions in several major European markets and weakening demand in Latin America. FPT Industrial reported revenues of €2,933 million for 2012, an 8.9% decrease compared with 2011, primarily attributable to lower market demand in the road diesel engines.

Cost of sales

Cost of sales were €20,925 million in 2012 compared with €20,038 million in 2011. The increase of 4.4% was driven by increased volume at CNH partially offset by lower volumes at Iveco and FPT Industrial.

Selling, general and administrative costs

Selling costs amounted to €1,002 million in 2012 (3.9% of net revenues), an increase of 5.8% over the €947 million recorded in 2011 (3.9% of net revenues), and comprise mainly marketing, advertising and sales personnel costs.

General and administrative costs amounted to €1,181 million in 2012 (4.6% of net revenues), an 11.9% increase compared with the €1,055 million recorded in 2011 (4.3% of net revenues) and comprise mainly expenses for administration which are not attributable to sales, production, and research and development functions.

Selling, general and administrative costs increased largely reflecting the growth of the business in the Agricultural and Construction Equipment segment, while savings from cost containment efforts at Iveco were less effective due to the decline in sales, which resulted in an increase in those costs as a percentage of sales.

Research and development costs

In 2012, research and development costs of €560 million (compared to €505 million in 2011) comprise all research and development costs not capitalized, amounting to €362 million (€342 million in 2011), and the amortization of previously capitalized research and development costs of €198 million (€163 million in 2011). During 2012, the Group capitalized new expenditure for research and development in the amount of €533 million (€400 million in 2011). The increase is mainly attributable to CNH and Iveco as a result of continued investment in new products and engine emissions compliance programs.

Other income/(expenses)

Other income (expenses) amounted to a €38 million expense in 2012 as compared to a €58 million expense in 2011 and consists of trading income which is not attributable to the typical sales and services operations of the Group net of miscellaneous operating costs not attributable to specific functional areas, such as post-employment benefits, principally health care costs for former employees, indirect taxes and duties, accruals for various provisions and gains on fixed assets disposal. Lower net other expenses in 2012 were principally due to higher gains on the disposal of fixed assets compared to 2011.

Trading profit/(loss)

Trading profit was €2,079 million, or 8.1% of net revenues, in 2012. Trading profit increased 23.3% compared to a trading profit of €1,686 million, or 6.9% of net revenues, in 2011. The increase in trading profit was primarily attributable to higher volumes for CNH and efficiency gains for both Iveco and FPT Industrial, partially offset by lower sales for Iveco and FPT.

For CNH, trading profit was €1,566 million, or 9.8% of net revenues in 2012, compared to €1,154 million in trading profit, or 8.3% of net revenues, in 2011, as higher revenues and positive net pricing compensated for increased selling, general and administrative costs and research and development costs, primarily related to significant investments in new products and Tier 4 engine emissions compliance programs. Iveco recorded a trading profit of €469 million (5.3% of net revenues) in 2012, compared to €490 million for 2011 (5.1% of net revenues). FPT Industrial recorded a trading profit of €142 million in 2012 (4.8% of net revenues), compared to a trading profit of €107 million (3.3% of net revenues) for 2011. The improvement reflects the absence of costs recognized in 2011 in relation to production start-ups and efficiencies achieved during 2012.

Gains/(losses) on the disposal of investments

Gains (losses) on disposals were a €38 million net loss in 2012, compared to a €26 million net gain in 2011. The net loss primarily relates to the sale of the 20% stake in Kobelco Construction Machinery Co. Ltd. The net gain in 2011 primarily arose from the accounting effects of the acquisition of the remaining 50% in Case New Holland Construction Equipment India Pvt. Ltd. in the three months ended March 31, 2011.

Restructuring costs

Restructuring costs were €166 million in 2012 compared to €95 million in the same period in 2011. For both periods, the costs were mainly related to the Trucks and Commercial Vehicles segment as a consequence of the actions taken to rationalize the heavy truck and firefighting businesses in 2012 and the manufacturing footprint for the buses business in 2011.

In 2012, the costs were principally attributable to the reorganization of Iveco’s manufacturing activities in Europe, specifically the concentration of heavy truck production at the plant in Madrid (which already produced heavy trucks) and termination of those activities in Ulm. At the same time four other European fire-fighting vehicle plants were closed and the production transferred to Ulm. The 2012 restructuring costs related to one-time termination benefits payable to employees for €145 million and other exit costs, including asset write-downs, for € 21 million related to the closures completed in the year. As at December 31, 2012 a balance of €117 million is accrued and is expected to be paid out over the next 5 years (66% of which is expected to be paid over the next 2 years). As a result of these transfers and closures, annual cost savings of approximately €55 million, primarily in the form of reduced employee compensation and to a lesser extent asset depreciation, are expected to be achieved starting from 2013. It is expected that this will reduce the Group’s costs of sales and to a lesser extent general and administrative expenses.

In 2011, restructuring costs of €95 million principally related to the closure of two of Iveco’s bus assembly plants (located in Spain and Italy) and related mainly to employee terminations and related costs. Cost savings, principally reduced employee costs, deriving from these actions have been quantified at €32 million per annum, starting from 2012. The effects of this restructuring have reduced the Group’s costs of sales and to a lesser extent general and administrative expenses.

Other unusual income/(expenses)

Other unusual expenses were €13 million in 2012, mainly arising from costs for the rationalization of strategic suppliers. In 2011, there was unusual income of €12 million, which arose mainly from the reversal of a provision for risks in connection with a minor investee that was sold in 2011.

Operating profit/(loss)

The Group recorded an operating profit of €1,862 million (or 7.2% of net revenues) in 2012, a €233 million or 14.3% increase over the €1,629 million (or 6.7% of net revenues) recorded for 2011. The €393 million increase in trading profit was partially offset by higher net unusual expense (€217 million compared to €57 million for 2011), which primarily related to restructuring costs for Iveco and losses on the disposal of investments for CNH.

Non-operating items

Net financial expenses were €458 million in 2012, compared to €546 million for 2011. The reduction in net financial expense was primarily attributable to a reduction in average interest rates on short term debt and lower foreign exchange losses, as well as the one-off charges for break funding costs incurred in 2011 in connection with the Demerger, partly offset by higher average gross debt outstanding.

Result from investments was a net gain of €81 million in 2012 (compared to a net gain of €86 million in 2011), mainly due to lower earnings from Chinese joint ventures.

Income taxes were €564 million in 2012 compared to €468 million in 2011, and was mainly related to taxable income of companies operating in jurisdictions outside Italy. The effective tax rate decreased from 40% to 38% (36% excluding current and deferred IRAP), due mainly to a better utilization of the Group’s foreign tax credits and recognizing deferred tax assets in certain jurisdictions.

Profit/(loss) for the year

Net profit was €921 million in 2012, compared to €701 million for 2011. Profit attributable to owners of the parent was €810 million, compared to €624 million for 2011.

Business Segments

The following is a discussion of net revenues and trading profit for each segment.

Revenues by segment:

(€ million)	2012	2011	% Change
Agricultural and Construction Equipment (CNH)	16,056	13,896	15.5
Trucks and Commercial Vehicles (Iveco)	8,924	9,562	(6.7)
FPT Industrial	2,933	3,220	(8.9)
Eliminations and Other	(2,128)	(2,389)	—

Total for the Group	25,785	24,289	6.2

Trading profit/(loss) by segment

(€ million)	2012	2011	Change
Agricultural and Construction Equipment (CNH)	1,566	1,154	412
Trucks and Commercial Vehicles (Iveco)	469	490	(21)
FPT Industrial	142	107	35
Eliminations and Other	(98)	(65)	(33)

Total for the Group	2,079	1,686	393

Trading margin (%)*	8.1%	6.9%

(*)	Trading margin (%) is defined as Trading profit divided by Net revenues.

Agricultural and Construction Equipment (CNH)

Net Revenues

CNH revenues were €16,056 million in 2012, an increase of 15.5% over 2011 (+6.7% in U.S. dollar terms). Solid global demand for Agricultural Equipment more than offset the negative effects of more difficult trading conditions for Construction Equipment.

The following tables show agricultural equipment revenues and construction equipment revenues broken down by geographic region in 2012 compared to 2011:

Agricultural Equipment Operations Sales—by geographic region:

(€ million)	2012	2011	% Change
North America	5,426	4,359	24.5
EAME & CIS	4,073	3,525	15.5
Latin America	1,507	1,318	14.3
APAC	1,178	987	19.4

Total	12,184	10,189	19.6

Construction Equipment Sales—by geographic region:

(€ million)	2012	2011	% Change
North America	1,252	1,039	20.5
EAME & CIS	626	649	(3.5)
Latin America	759	769	(1.3)
APAC	297	327	(9.2)

Total	2,934	2,784	5.4

Net revenues for the Agricultural Equipment business were €12.184 million in 2012, a 19.6% increase compared to 2011 (+10.4% in U.S. dollar terms). The increase was primarily driven by increased volumes, positive net pricing and favorable product mix. All of the regions reported increases in revenue on a constant currency basis, with the greatest increase coming from North America reflecting industry growth.

Worldwide agricultural equipment industry unit sales were flat compared to 2011, with global demand flat for tractors and up 3% for combines. North American tractor sales were up 9%, with the under 40 hp segment up 8% and the over 40 hp segment up 10%, and combine sales were down 1%. Latin American tractor sales increased 4% and combine sales increased 3%. EAME & CIS (Europe, Africa Middle East and CIS) markets were down 3% despite combine sales being up 9%. APAC (Asia Pacific) markets decreased 2% for tractors and 19% for combines. Worldwide Agricultural Equipment market share performance was in line with the market for both tractors and combines. For tractors, CNH market share was down in the Latin America region but flat in all other regions. For combines, CNH market share was up in the APAC region, and flat in all other regions.

Net revenues for the Construction Equipment business were €2,934, a 5.4% increase compared to 2011 (-2.7% in U.S. dollar terms) as industry recovery in North America and Eastern Europe was only partly offset by the continuing slowdown in demand in other regions

Global construction equipment industry unit sales declined 6% over the prior year, with light equipment up 8% and heavy equipment down 18%. North American demand was up 27% and EAME & CIS markets 3%. In Latin America, the market was down 2%, driven by a 6% decline in the heavy line. In APAC markets, industry sales were down 22% for the year, with light equipment demand almost flat year-on-year. CNH’s worldwide construction equipment market share for 2012 was flat for both heavy and light construction equipment. For heavy construction equipment, CNH market share was flat except in the Latin America region where it increased slightly. For light construction equipment, CNH market share was up in the Latin America but down in the North America region.

Trading profit

CNH trading profit was €1,566 million (trading margin 9.8%), up €412 million from €1,154 million trading profit for 2011 (trading margin 8.3%), as higher revenues and positive pricing effects were only partly offset by increased selling, general and administrative costs and research and development costs. The higher trading profit is mainly attributable to increased volumes, better mix for Agricultural Equipment and positive pricing for both Agricultural and Construction Equipment as well as higher trading profit for financial services. These factors were partly offset by higher production costs for Agricultural Equipment, increased selling, general and administrative expenses, and sustained levels of R&D spending as CNH is investing in new products and its engine emissions compliance programs.

Trucks and Commercial Vehicles (Iveco)

Net Revenues

Iveco’s net revenues were €8,924 million in 2012, a 6.7% decline from 2011. Significant volume declines, reflecting further deterioration in economic conditions in several major European markets as well as weaker demand in Latin America, were partially offset by a more favorable product mix.

A total of 137,028 vehicles were delivered in 2012, including buses and special vehicles, representing a 10.7% year-over-year decrease with light vehicles down 11.8%, medium vehicles down 21.6% and heavy vehicles down 6.0%. In Western Europe, Iveco delivered a total of 69,414 vehicles (-21.1%), with declines in all major markets: Germany -16.1%, France -17.7%, the U.K. -15.3%, Italy -37.1% and Spain -24.3%. Deliveries were also down 21.8% in Latin America. By contrast, deliveries in Eastern Europe were up 21.9% and in Rest of World markets, deliveries were up 36.4%.

The Western European truck market (GVW >3.5 tons) contracted by 7.4% in 2012 with trading conditions deteriorating throughout the year. Southern Europe experienced the largest decrease with the gap between Northern and Southern European markets continuing to widen. Registrations were down 29.0% in Italy, 21.2% in Spain, 37.6% in Portugal and 60.2% in Greece. France and Germany posted more modest decreases of 6.3% and 6.0%, respectively. The light segment of the market (GVW 3.5-6 tons) was down 6.3% overall, reflecting a 29.2% decrease for Southern Europe compared with a more modest 1.5% decrease for the rest of Western Europe, where performance was varied. In the medium segment of the market (GVW 6.1-15.9 tons), registrations were down 7.3% compared to the prior year, with the UK being the only market to post a year-on-year increase (+16.2%).The heavy segment of the market (GVW >16 tons) was down 9.5%, with declines in all markets except Norway, Denmark, Finland and Ireland. Southern Europe experienced the most significant contraction also in the heavy segment, with registrations down 23.8% over the prior year.

Demand for buses in Western Europe was down 2.1% over 2011 to 29,700 units. All segments registered declines with the exception of the Minibus & Truck Derived segment (+17.5%) which accounts for 30% of the total market. Performance was uneven across the major markets, with the UK and Germany increasing 32.7% and 2.1%, respectively, while Italy, France and Spain registering significant contractions (-30.4%, -10.7% and -38.9%, respectively).

In Latin America, overall demand in 2012 decreased by 14.3% compared to 2011. The Venezuelan market recorded growth of 10.2%, while Argentina was down 4.4% over the prior year and Brazil contracted 18.3%. The year-on-year comparison for Brazil reflects higher purchase activity in the latter part of 2011 associated with the introduction of new emissions regulations. Demand was lower in all segments, with light vehicles (GVW 3.5-7.9 tons) down 15.2%, medium (GVW 8-31 tons) down 13.8% and heavy (GVW >31 tons) down 14.2%.

Iveco’s estimated market share in Western Europe (GVW >3.5 tons) was 11.3% for 2012, down 0.8 percentage point over 2011. The decrease reflects the heightened level of competition resulting from the drop in demand, further compounded by unfavorable conditions in Iveco’s core geographic markets. Although Iveco increased share in Italy by 2.1 percentage points to 33.1%, the gain was not sufficient to offset share losses in other major markets, including France (-0.6 p.p. to 13.2%), Germany (-0.5 p.p. to 8.0%), Spain (-0.4 p.p. to 19.9%) and the UK (-0.2 p.p. to 6.4%).

In the light segment of the market, share was down 1.3 percentage points to 11.7%, (-0.7 p.p. assuming comparable market mix). That result primarily reflected the crisis in the construction sector, which is an important market for Iveco, as well as the continuing shift in demand towards car-based models. Despite a gain in Italy (+0.5 p.p. to 28.6%), share in the European light segment was negatively affected by performance in France (-1.0 p.p. to 15.0%), Germany (-1.2 p.p. to 7.4%), Spain (-1.9 p.p. to 18.0%) and the UK (-0.4 p.p. to 5.7%).

Share in the medium segment of the market was estimated at 22.8%, representing a contraction of 0.8 percentage points. (-0.1 p.p. assuming comparable market mix). Gains were achieved in several markets, the most significant of which was in Italy (+6.3 p.p. to 67.3%). However, share was down in Spain (-3.6 p.p. to 44.0%) and the UK (-4.8 p.p. to 18.3%), where the year-on-year comparison reflected several large deliveries to major customers in 2011.

Share of the European heavy segment of the market was up 0.2 percentage points to 7.5%. Assuming a comparable market mix, the increase would have been 0.8 percentage points. Gains were recorded across markets particularly Italy (+4.2 p.p. to 35.5%), Spain (+2.7 p.p. to 17.9%), the UK (+0.9 p.p. to 4.0%) and Germany (+0.2 p.p. to 5.1%).

Iveco Irisbus’s share of the Western European passenger transport market (GVW >3.5 tons) was down 1.5 percentage points over the previous year to 16.0%. Share decreased in all segments with the exception of the Intercity & Coach segment, where it closed the year up 0.7 percentage points to 7.4%. Results were positive in Italy (+10.3 p.p. to 43.6%), France (+1.2 p.p. to 42.9%) and Germany (+1.4 p.p. to 5.7%).

In Latin America, Iveco registered an 11.6% share of the market (GVW >3.5 tons) in 2012, a 0.1 percentage point increase compared to 2011. Iveco strengthened its leadership in the light segment of the market in Brazil by 5.3 percentage points to 25.6%, and in the heavy segment in Argentina, with share up 4.7 percentage points to 26.9%.

In China Iveco is a party to two joint ventures, Naveco and SAIC Iveco Hongyan Commercial Vehicles Co. Ltd, both accounted for using the equity method. Naveco – the 50/50 joint venture with Nanjing Automotive Corporation (controlled by the SAIC Group) – sold 40,006 light vehicles in the Power Daily range (up 2.6% over 2011) and 74,772 medium vehicles in the Yuejin range (up 19.7% over 2011). SAIC Iveco Hongyan Commercial Vehicles Co. Ltd. (33.5% owned by Iveco) sold 17,008 heavy commercial vehicles for the year, a 46.0% decrease compared to the previous year.

Including low-speed vehicles for agricultural use, the two joint ventures sold a total of 147,747 units, up from 143,015 in 2011 (+3.3%).

The following tables show Iveco’s unit sales by geographic area and by product in 2012 compared to 2011:

Trucks and Commercial Vehicle Sales—by geographic area

(units in thousands)	2012	2011	% Change
France	17.8	21.6	-17.7
Germany	14.1	16.8	-16.1
U.K.	7.0	8.3	-15.3
Italy	13.9	22.1	-37.1
Spain	5.4	7.1	-24.3
Rest of Western Europe	11.2	12.1	-6.9
Western Europe	69.4	88.0	-21.1

Eastern Europe	18.1	14.4	21.9
Latin America	26.1	33.4	-21.8
Rest of World	23.4	17.6	36.4
Total Sales	137.0	153.4	-10.7

Naveco	114.8	101.5	13.1
SAIC Iveco Hongyan	17.0	31.5	-46.0

Total	268.8	286.4	-6.1

Trucks and Commercial Vehicle Sales—by product

(units in thousands)	2012	2011 (**)	% Change
Heavy	33.3	35.4	-6.0
Medium	17.5	22.3	-21.6
Light	73.7	83.5	-11.8
Buses	8.8	9.5	-6.8
Special vehicles (*)	3.7	2.7	40.1

Total	137.0	153.4	-10.7

(*)	Defense and firefighting vehicles
(**)	For the purpose of comparability with 2012, data for 2011 has been reclassified. Changes include recognition of Astra brand special vehicles under “heavy” and truck-derived buses, still recognized under “light” in 2011, under “buses”

Trading profit

In 2012, Iveco recorded a trading profit of €469 million (trading margin 5.3%), compared to €490 million in 2011 (trading margin 5.1%) as a result of lower sales largely mitigated by benefits derived from cost reduction measures. Lower trading profit largely resulted from lower volumes and, to a lesser extent, lower pricing, partly offset by industrial efficiencies and by improved performance at Iveco Financial Services: during 2011 Iveco Financial Services performance was impacted by certain non-recurring provisions due to the deterioration of the portfolio in Eastern Europe.

FPT Industrial

Net revenues

FPT Industrial net revenues were €2,933 million in 2012, a decrease of 8.9% compared to 2011. The decrease was primarily attributable to lower volumes, to both Group companies and external customers . Sales to external customers accounted for 34% of total net revenues compared to 33.0% in 2011.

FPT Industrial delivered a total of 476,786 engines in 2012, a decrease of 15.0% compared with 2011. Of the engines sold, 31% were supplied to Iveco and 27% to CNH, while the remaining 42% were sold to external customers (including Sevel – the Fiat JV for light commercial vehicles – which accounted for 24% of FPT Industrial’s engines sold). In addition, 64,154 transmissions (-14.0%) and 154,958 axles (-9.0%) were delivered.

Trading profit

For 2012, FPT Industrial recorded a trading profit of €142 million (trading margin 4.8%), compared to €107 million (trading margin 3.3%) in 2011. The improvement reflects the absence of costs recognized in 2011 in relation to production start-ups as well as efficiencies achieved during 2012.

Industrial Activities and Financial Services

The following provides a breakdown of the operating performance between Industrial Activities and Financial Services. Financial Services includes subsidiaries of CNH and Iveco engaged in retail and dealer finance, leasing and rental activities.

Prior to the end of 2011, IFHL (renamed Iveco Capital Limited during 2012) was accounted for under the equity method. Following the agreement entered into in December 2011 for the orderly termination of the joint venture, the assets and liabilities of IFHL were consolidated on a line-by-line basis as of December 31, 2011. From January 1, 2012, the Group has also consolidated IFHL’s profit and loss on a line-by-line basis. In May 2012, Iveco acquired the remaining 51% in IFHL from Barclays, making it a wholly-owned subsidiary.

	2012			2011
(€ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	25,785	24,682	1,508	24,289	23,291	1,307
Cost of sales	20,925	20,281	1,049	20,038	19,239	1,108
Selling, general and administrative costs	2,183	2,016	167	2,002	1,860	142
Research and development costs	560	560	—	505	505	—
Other income/(expenses)	(38)	(39)	1	(58)	(78)	20
Trading profit/(loss)	2,079	1,786	293	1,686	1,609	77
Gains/(losses) on disposal of investments	(38)	(38)	—	26	26	—
Restructuring costs	166	166	—	95	95	—
Other unusual income/(expenses)	(13)	(13)	—	12	12	—
Operating profit/(loss)	1,862	1,569	293	1,629	1,552	77
Financial income/(expenses)	(458)	(458)	—	(546)	(546)	—
Result from investments(*)	81	71	10	86	85	1
Profit/(loss) before taxes	1,485	1,182	303	1,169	1,091	78
Income taxes	564	438	126	468	389	79
Profit/(loss)	921	744	177	701	702	(1)
Result from intersegment investments	—	177		—	(1)	2

Profit/(loss)	921	921	177	701	701	1

*	Includes income from investments as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method.

The presentation of Industrial Activities and Financial Services is the result of a sub-consolidation prepared on the basis of the core business activities carried out by each Group company.

Investments held by companies belonging to one activity in companies included in the other activities are accounted for under the equity method. To provide a more meaningful presentation of net profit, the results of investments accounted for in this manner are classified as result from intersegment investments.

The holding companies (Fiat Industrial and FNH) are included under Industrial Activities. The sub-consolidation of Industrial Activities also includes companies that perform centralized treasury activities (i.e., raising funding in the market and financing Group companies). These activities do not, however, include the offer of financing to third parties.

Industrial Activities

In 2012, revenues were up 6.0% to €24,682 million, with the increase for CNH more than offsetting declines for Iveco and FPT Industrial. For CNH, revenues were up 16.6% (+7.6% in U.S. dollar terms), primarily reflecting higher volumes, better pricing and a more favorable product mix for the Agricultural Equipment business. Construction Equipment sales grew at a slower pace (declining in U.S. dollar terms), as a result of the difficult trading conditions. Revenues for Iveco were down 7.5%, with deliveries down as a result of further deterioration in economic conditions in several major European markets and weaker demand in Latin America. Revenues were down 8.9% for FPT Industrial, mainly because of lower demand for diesel engines for on-road applications.

Trading profit in 2012 was €1,786 million, compared to €1,609 million in 2011. Higher business volumes for CNH more than compensated for the decrease in trading profit for Iveco, where the impact of lower volumes was only partially offset by efficiency gains. FPT Industrial also recorded an improvement, which is mainly attributable to the absence of costs recognized in 2011 in relation to production start-ups as well as efficiencies achieved during 2012.

Operating profit in 2012 was €1,569 million, compared to €1,552 million in 2011. The €177 million improvement in trading profit was partially offset by a €160 million increase in net unusual expense, which primarily related to restructuring costs for Iveco and net losses on disposals (compared with a net gain in 2011) resulting from the termination of CNH’s strategic alliance with Kobelco.

Financial Services

In 2012, Financial Services generated net revenues of €1,508 million (up 15.4% compared to 2011). The increase was attributable to the change in scope of consolidation for Iveco Financial Services.

(€ million)	2012	2011	% Change
Agricultural and Construction Equipment (CNH)	1,197	1,170	2.3
Trucks and Commercial Vehicles (Iveco)	311	137	127.0

Total	1,508	1,307	15.4

CNH Financial Services reported revenues of €1,197 million, up 2.3% over 2011 (-5.6% in U.S. dollar terms). The reduction in interest income reflecting a general reduction in market rates of interest was partly offset by an increase in the average value of the portfolio, driven by higher volumes for Industrial Activities.

Iveco Financial Services reported revenues of €311 million. The increase over 2011 was attributable to the line-by-line consolidation of Iveco Capital Limited, as described at the beginning of this section. On a like-for-like basis, revenues were down 13% over 2011, primarily due to lower average value of the managed portfolio in Eastern Europe.

Trading profit for Financial Services totaled €293 million, an increase of €216 million compared with €77 million for 2011.

(€ million)	2012	2011	Change
Agricultural and Construction Equipment (CNH)	330	227	103
Trucks and Commercial Vehicles (Iveco)	(37)	(151)	114
Eliminations and Other	—	1	(1)
Total	293	77	216

CNH Financial Services trading profit of €330 million, up from €227 million for 2011, is due to growth in the average size of the portfolio, lower selling, general and administrative costs and lower credit loss provisions, partially offset by lower margins.

Iveco’s Financial Services reported a trading loss of €37 million, representing a significant improvement over the €151 million loss in 2011 attributable to lower credit loss provisions, as well as a reduction in losses for Eastern Europe and for the rental business in Spain. The consolidation of Iveco Capital Limited contributed a loss of €2 million.

Results of Operations – 2011 Compared To 2010

(€ million)	2011	2010
Net revenues	24,289	21,342
Cost of sales	20,038	17,979
Selling, general and administrative costs	2,002	1,793
Research and development costs	505	418
Other income/(expenses)	(58)	(60)
Trading Profit/(Loss)	1,686	1,092
Gains/(losses) on disposal of investments	26	3
Restructuring costs	95	58
Other unusual income/(expenses)	12	(20)
Operating Profit/(Loss)	1,629	1,017
Financial income/(expenses)	(546)	(505)
Result from investments	86	64
- Share of profit/(loss) of investees accounted for using the equity method	97	70
- Other income/(expenses) from investments	(11)	(6)
Profit/(Loss) Before Taxes	1,169	576
Income taxes	468	198
Profit/(loss)	701	378
Profit/(loss) Attributable to:
Owners of the parent	624	341
Non-controlling interests	77	37

Net revenues

Fiat Industrial recorded net revenues of €24,289 million in 2011, an increase of 13.8% over 2010. All segments achieved significant gains: CNH reported substantial growth in volumes and, in the Agricultural Equipment business line, a more favorable product mix mainly due to improved performance in sales of high horsepower tractors in North America, as well as combine harvesters, or “combines.” Iveco deliveries increased in several major European markets, as well as Latin America; and FPT Industrial recorded higher sales to both Group and external customers.

Cost of sales

Cost of sales were €20,038 million in 2011 compared with €17,979 million in 2010. The increase was driven by increased production costs attributable to higher volumes as well as higher input costs, partially offset by manufacturing efficiencies and a decrease in interest cost and other financial expenses from financial services companies.

Selling, general and administrative costs

Selling costs amounted to €947 million in 2011 (3.9% of net revenues), an increase of 5.6% over the €897 million recorded in 2010 (4.2% of net revenues), and comprise mainly marketing, advertising and sales personnel costs.

General and administrative costs amounted to €1,055 million in 2011 (4.3% of net revenues), a 17.7% increase compared with the €896 million recorded in 2010 (4.2% of net revenues) and comprise mainly expenses which are not attributable to sales, production and research and development functions.

Selling, general and administrative expenses increased in 2011 compared to 2010, but decreased as percentage of sales as a result of a continued focus on cost controls.

The increase was primarily due to increased labor costs (including variable compensation) and commercial initiatives related to advertising and promotional activities, in response to the growth in CNH activities.

Research and development costs

In 2011, research and development costs of €505 million (compared to €418 million in 2010) comprise those research and development costs not capitalized in the year, amounting to €342 million (€256 million in 2010), and the amortization of previously capitalized research and development costs of €163 million (€159 million in 2010); in 2010 this item also included the write-down of costs previously capitalized of €3 million. During 2011, the Group capitalized new expenditure for research and development in the amount of €400 million (€396 million in 2010). The increase is due to the continued investment in new products including Tier 4/Stage IIIB and Euro VI engine development, as well as the innovative “SCR Only” technology.

Other income/(expense)

Other income (expense) consists of miscellaneous operating costs which are not allocated to specific functional areas, such as indirect taxes and duties, and accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from trading operations which is not attributable to the sale of goods and services.

Trading profit/(loss)

Trading profit was €1,686 million, or 6.9% of net revenues, in 2011. Trading profit increased 54.4% compared to the trading profit of €1,092 million, or 5.1% of net revenues, in 2010. The increase in trading profit was primarily attributable to higher volumes in all segments with resulting increases in plant utilization as well as product cost optimization. CNH’s improved performance was attributable to higher volumes, a more favorable product mix and improved pricing; Iveco improved trading profit primarily on the strength of higher volumes and production cost optimization; FPT Industrial’s trading profit improved principally due to volume growth.

Gains/(losses) on the disposal of investments

Gains on disposals were €26 million in 2011 and primarily arose from the accounting effects of the acquisition of the remaining 50% in the joint venture L&T – Case Equipment Private Limited. In 2010, Fiat Industrial recorded gains on disposals of €3 million, mainly relating to the disposal of the LBX Company LLC joint venture by the Agricultural and Construction Equipment segment.

Restructuring costs

Restructuring costs were €95 million in 2011 and mainly related to the Trucks and Commercial Vehicles segment in order to rationalize the manufacturing footprint for the buses business. In 2010, restructuring costs were €58 million and related to FPT Industrial (€33 million), Trucks and Commercial Vehicles (€19 million) and Agricultural and Construction Equipment (€5 million).

In 2011, restructuring costs of €95 million principally related to the closure of two of Iveco’s bus assembly plants (located in Spain and Italy) and related mainly to employee terminations and related costs. Cost savings, principally reduced employee costs, deriving from these actions have been quantified at €32 million per annum, starting from 2012. The effects of this restructuring have reduced the Group’s costs of sales and, to a lesser extent, general and administrative expenses.

In 2010, the FPT Industrial (€33 million) restructuring charges related to the closure of a manufacturing plant in Spain, while those for Iveco (€19 million) and CNH (€5 million) were largely in connection with continuing manufacturing plant rationalization programs that had been initiated in prior years. The cost savings deriving from these actions, and in particular from the closure of the Spanish plant, have been quantified on an annualized basis at €7 million, starting from 2011, primarily resulting from reduced employee compensation, depreciation and plant costs. The effects of this restructuring have reduced the Group’s costs of sales and, to a lesser extent, general and administrative expenses.

Other unusual income/(expenses)

Other unusual income was €12 million in 2011, mainly arising from the reversal of a provision for risks in connection with a minor investee that was sold during the year. In 2010, there was net unusual expense of €20 million.

Operating profit/(loss)

The Group recorded an operating profit of €1,629 million (or 6.7% of net revenues) in 2011, a €612 million or 60.2% increase over the €1,017 million (or 4.8% of net revenues) recorded for 2010. The increase principally reflects the €594 million increase in trading profit as well as, less significantly, the unusual income recorded in 2011 against a net unusual expense in 2010, and higher gains from disposal of investments, partly offset by higher restructuring costs.

Non-operating items

Net financial expense was €546 million in 2011, compared to €505 million for 2010, which included a €45 million one-off charge for breakage and foreign exchange costs. Excluding that charge, net financial expense was €86 million higher than the prior year due to a higher opening debt level deriving from the Demerger debt allocation (€2.5 billion) and the substantial cost of carry associated with maintaining excess liquidity.

Result from investments was a net gain of €86 million in 2011 (versus a net gain of €64 million in 2010) and includes the Group’s share of €97 million (€70 million in 2010) in the net profit (loss) of the investees accounted for using the equity method, and a net loss of €11 million (versus a net loss of €6 million in 2010) consisting of impairment losses and reversals of impairment losses, accruals to the Investment provision and dividend income.

Income taxes were €468 million in 2011 compared to €198 million in 2010, of which €29 million was for IRAP, an Italian regional tax on production (€19 million for 2010) and the remainder mainly relating to the taxable income of subsidiaries operating outside Italy. The effective tax rate of 40% (37.5% excluding current and deferred IRAP) was in line with expectations. The increase in the effective tax rate from 35% in 2010 to 40% in 2011 resulted primarily from the non-recognition of certain deferred tax assets on losses in a number of jurisdictions outside of Italy.

Profit/(loss) for the year

Net profit was €701 million, compared to €378 million for 2010. Profit attributable to owners of the parent was €624 million, compared to €341 million for 2010.

Business Segments

The following is a discussion of net revenues and trading profit for each segment.

Revenues by segment:

(€ million)	2011	2010	% Change
Agricultural and Construction Equipment (CNH)	13,896	11,906	16.7
Trucks and Commercial Vehicles (Iveco)	9,562	8,307	15.1
FPT Industrial	3,220	2,415	33.3
Eliminations and Other	(2,389)	(1,286)	—

Total for the Group	24,289	21,342	13.8

Trading profit/(loss) by segment

(€ million)	2011	2010	Change
Agricultural and Construction Equipment (CNH)	1,154	755	399
Trucks and Commercial Vehicles (Iveco)	490	270	220
FPT Industrial	107	65	42
Eliminations and Other	(65)	2	(67)

Total for the Group	1,686	1,092	594

Trading margin (%)*	6.9%	5.1%

(*)	Trading margin (%) is defined as Trading profit divided by Net revenues.

Agricultural and Construction Equipment (CNH)

Net Revenues

CNH revenues were €13,896 million in 2011, an increase of 16.7% over 2010 (22.5% higher in U.S. dollar terms), with the agricultural equipment markets continuing to perform well in all regions and continued recovery in the construction equipment market.

The following tables show agricultural equipment revenues and construction equipment revenues broken down by geographic region in 2011 compared to 2010:

Agricultural Equipment Sales—by geographic region:

(€ million)	2011	2010	% Change
North America	4,359	3,893	12.0
EAME & CIS	3,525	2,725	29.4
Latin America	1,318	1,243	6.0
APAC	987	833	18.5

Total	10,189	8,694	17.2

Construction Equipment Sales—by geographic region:

(€ million)	2011	2010	% Change
North America	1,039	645	61.1
EAME & CIS	649	553	17.4
Latin America	769	777	(1.0)
APAC	327	247	32.4

Total	2,784	2,222	25.3

Net revenues of the Agricultural Equipment business were €10,189 million in 2011, compared to €8,694 million in 2010, an increase of 17% (+23% in U.S. dollar terms, based upon the average Euro to U.S. dollar exchange rate for 2011), as a result of solid trading conditions in all regions. The increase in North America net revenues was the result of better overall product mix as well as improvements in pricing. The improvement in product mix was the result of a continued trend towards higher horse-power tractors and combines which have higher prices. Growth also continued in the EAME & CIS markets on the back of firm demand across all product lines driven by industry growth.

Worldwide agricultural industry unit sales increased 12% over 2010. Global demand was up 12% for tractors and 16% for combines. North American tractor unit sales were up 2%, for both over and under 40 hp segments, and combine sales were down 5%. Latin American tractor sales decreased 2% and combine sales increased 21%. EAME & CIS markets continued to improve during 2011, with tractor sales up 25% and combine sales up 39%. APAC markets recorded a 12% increase for tractors and 22% for combines. CNH worldwide agricultural equipment market share was in line with industry demand with continued positive performance for tractors overall in Europe and in the high horsepower segment in North America, as the FPT Industrial powered Tier 4A/Stage IIIB equipment was well received by the market for its fuel efficiency and performance characteristics. Combine market share was up in North America, despite the year-over-year decrease in industry retail sales, and in the APAC region. CNH’s combine market share was down in the EAME & CIS regions, where unit retail sales increased, although less than the market overall due to local content tariff restrictions. In Latin America, CNH’s market share performance was stable for tractors and flat for combines despite difficult trading conditions in the fourth quarter and a difficult environment for cross-border transactions.

Net revenues of the Construction Equipment business were €2,784 million in 2011, compared to €2,222 million in 2010, an increase of 25% for the year (32% in U.S. dollar terms) with improvements in virtually all regions. In North America, the increase in net revenues was primarily the result of improved volume and product mix and pricing. In EAME & CIS, net revenues increased primarily as a result of improved overall volume and product mix, pricing. In Latin America net revenues decreased slightly as a more favorable pricing was offset by lower volume and less favorable product mix.

Global construction equipment industry unit sales increased 27% over 2010, with a positive trend in all regions. Light equipment was up 30% and heavy equipment was 23% higher. North American demand was up 38% and EAME & CIS markets rose 35% as the industry continued to rebuild from low 2010 levels. In Latin America, the market was up 25%, driven by strong demand from projects in both the public and private sectors. In APAC markets, industry sales were up 19% for the year, although significantly weaker in the second half of the year. CNH’s worldwide construction equipment market share for 2011 was in line with industry growth in both the light and heavy segments of the market. In North America, the success of new products in the light equipment business continued to gain traction. Losses in market share experienced in the first half, resulting from manufacturing downtime attributable to new product launches, were regained over the second half. With respect to heavy equipment, the supply of whole-goods and components improved in the second half as Japanese suppliers returned to normal activity levels and the APAC excavator market slowed. Trading conditions in Europe deteriorated in the fourth quarter as a result of the deepening financial crisis, and in Latin America demand for heavy equipment diminished as infrastructure spending was deferred to 2012.

Trading profit

CNH trading profit was €1,154 million in 2011 (8.3% of net revenues), up €399 million from €755 million in 2010 (6.3% of net revenues) on the strength of higher demand, with resulting increases in plant utilization, a more favorable mix and improved net pricing for Agricultural Equipment.

Trucks and Commercial Vehicles (Iveco)

Net Revenues

Iveco’s net revenues were €9,562 million in 2011, a 15.1% increase compared to the prior year, mainly due to higher sales volumes, which reflected improved overall demand in Western Europe and positive trading conditions in Latin America.

A total of 153,384 vehicles were delivered, including buses and special vehicles, an increase of 18.3% compared to 2010. All business lines registered growth, with light vehicles up 19.6%, medium vehicles up 24.0% and heavy vehicles up 20.3%. In Western Europe, Iveco delivered 87,981 vehicles (up 12.3%), with strong growth in France (up 17.8%), Germany (up 14.7%), and the U.K. (up 62.5%), and a modest increase in Italy (up 2.1%). Deliveries in Spain, in contrast, were down 3.9%. In Latin America and Eastern Europe, deliveries increased 28.9% and 25.8%, respectively.

In China Iveco holds two investees, Naveco and SAIC Iveco Hongyan Commercial Vehicles Co. Ltd, both accounted for using the equity method. Naveco – the 50/50 joint venture with Nanjing Automotive Corporation (controlled by the SAIC Group) – sold 39,009 light vehicles in the Power Daily range (up 21.6% over 2010) and 62,441 medium vehicles in the Yuejin range (down 6.2% over 2010). SAIC Iveco Hongyan Commercial Vehicles Co. Ltd. (33.5% owned by Iveco) sold 31,500 heavy commercial vehicles for the year, a 3.3% increase compared to the previous year.

Including low-speed vehicles for agricultural use, the two joint ventures sold a total of 143,015 units, up from 140,608 in 2010 (+1.7%).

The following tables show Iveco’s unit sales by geographic area and by product in 2011 compared to 2010:

Trucks and Commercial Vehicle Sales—by geographic area

(units in thousands)	2011	2010	% Change
France	21.6	18.3	17.8
Germany	16.8	14.7	14.7
U.K.	8.3	5.1	62.5
Italy	22.1	21.7	2.1
Spain	7.1	7.4	(3.9)
Rest of Western Europe	12.1	11.1	7.8
Western Europe	88.0	78.3	12.3

Eastern Europe	14.4	11.5	25.8
Latin America	33.4	25.9	28.9
Rest of World	17.6	13.9	23.0
Total Sales	153.4	129.6	18.3

Naveco	101.5	98.6	2.9
SAIC Iveco Hongyan	31.5	30.5	3.3

Total	286.4	258.7	10.7

Trucks and Commercial Vehicle Sales—by product

(units in thousands)	2011 (**)	2010	% Change
Heavy	35.4	29.5	20.3
Medium	22.3	18.1	23.2
Light	83.5	71.9	16.0
Buses	9.5	6.8	39.7
Special vehicles (*)	2.7	3.3	(18.5)

Total	153.4	129.6	18.3

(*)	Defense and firefighting vehicles
(**)	For the purpose of comparability with 2012, data for 2011 has been reclassified. Changes include recognition of Astra brand special vehicles under “heavy” and truck-derived buses, still recognized under “light” in 2011, under “buses”.

The commercial vehicle market (Gross Vehicle Weight or “GVW” >3.5 tons) in Western Europe increased 17.3% to 620,469 units in 2011, continuing the recovery already underway in the second half of 2010. Registrations were higher in France (+21.7%), the U.K. (+21.5%) and Germany (+20.4%), with more moderate growth in Spain (+5.4% against low 2010 levels). Italy, by contrast, contracted a further 2.1%. All markets experienced stronger growth in the first half of 2011, with demand weakening or reversing in the second half of the year reflecting increased economic uncertainty.

Demand in the light segment of the market (GVW 3.5-6 tons) registered an 11.8% improvement over 2010, with strong increases in registrations in Germany (+18.9%), the U.K. (+14.9%) and France (+13.5%). By contrast, declines were recorded in Italy (-5.1%) and Spain (-6.3%).

Demand in the medium segment of the market (GVW 6.1-15.9 tons) was up 12.0% over 2010. Increases in France (+22.8%), Germany (+18.9%) – which accounts for around half of the European market – and the U.K. (+18.4%) more than offset declines in most other Western European countries.

The heavy segment of the market (GVW >16 tons) registered the strongest increase, growing 30.4% for the year, with increases in all markets except Portugal and Greece. In percentage terms, the highest gains were recorded in the U.K. (+41.9%) and France (+41.3%), followed by Spain (+28.3%), Germany (+23.5%) and Italy (+12.8%).

Demand for buses in Western Europe was down 6.1% over 2010 to 30,284 units. Performance varied by segment with a 3.2% increase for Intercity & Coach, but declines for the Citybus (-3.6%) and Minibus & Truck Derived (-21.0%) segments. Declines were experienced in almost all Western European markets with the exception of France (+15.6%) and Spain (+11.6%).

In Latin America, the commercial vehicle market was up 15% over 2010, with 12% growth in Brazil. Demand was higher in all segments, with light vehicles (GVW 3.5-7.9 tons) up 23%, medium (GVW 8-31 tons) up 16% and heavy (GVW >31 tons) up 5.4%.

Iveco had an estimated 12.1% market share in Western Europe (-1.1 percentage points vs. 2010). Share in the light segment of the market was estimated at 13.0%, representing a 0.8 percentage point decrease attributable to purchases being deferred by some customers in anticipation of the launch of the new Daily and a shift in market demand toward car-based van models. The business registered share gains in the U.K. (+0.7 percentage points) and for Northern Europe overall, but declines in other markets.

In the medium segment of the market, Iveco’s share was substantially unchanged at 23.6% (-0.1 percentage points), with significant increases in Spain (+5.2 percentage points to 47.6%), the U.K. (+3.1 percentage points to 23.1%) and Italy (+2.2 percentage points to 61.0%).

In the heavy segment of the market, estimated share was 7.3%, down 1.1 percentage points, largely attributable to an unfavorable market mix and a shift in product mix towards tractors. In Germany, the largest market in Western Europe, share was 0.4 percentage points higher and, in the second half, a strong recovery in share was registered in the heavy segment in almost all markets compared to the first half.

Iveco Irisbus closed the year with a 17.6% share in Western Europe, a decrease of 1.1 percentage points over 2010. Share declined in the Citybus (-6.9 percentage points) and Minibus (-0.7 percentage points) businesses, but grew in the Intercity & Coach business (+3.5 percentage points).

In Latin America, Iveco’s share of the truck market (GVW>3.5 tons) was 11.5% (+1.2 percentage points over 2010) and in Brazil it gained 1.0 percentage point over the prior year to 10%.

Trading profit

For 2011, Iveco posted a trading profit of €490 million (trading margin 5.1%), compared to €270 million for 2010 (trading margin 3.3%), on the strength of higher volumes and production cost optimization.

FPT Industrial

Net revenues

FPT Industrial net revenues were €3,220 million in 2011, an increase of 33.3% compared to 2010, as a result of strong growth in volumes to both Group companies and external customers. Sales to external customers accounted for 32.8% of total net revenues compared to 35.4% in 2010.

FPT Industrial sold a total of 560,026 engines during the year, up 32.3% over 2010. Of the engines sold, 32% of engines were supplied to Iveco and 27% to CNH, while the remaining 41% were sold to external customers (including Sevel – the Fiat JV for light commercial vehicles – which accounted for 22% and Mitsubishi Fuso, which is supplied with F1C engines). In addition, 74,255 transmissions (+12.3%) and 169,722 axles (+22.5%) were delivered.

Trading profit

FPT Industrial trading profit was €107 million in 2011, compared to €65 million in 2010 which included income of €9 million arising from reversal of previously recorded provisions. Net of that item, the trading margin was 1.0 percentage point higher as a result of volume increases.

Industrial Activities and Financial Services

The following provides a breakdown of the operating performance between Industrial Activities and Financial Services. Financial Services includes subsidiaries of CNH and Iveco engaged in retail and dealer finance, leasing and rental activities.

Prior to the end of 2011, Iveco Finance Holdings Limited (a joint venture between Iveco and Barclays) was accounted for under the equity method. Following the agreement entered into in December 2011 for the orderly termination of the joint venture, the assets and liabilities of Iveco Finance Holdings Limited were consolidated on a line-by-line basis as of December 31, 2011.

	2011			2010
(€ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	24,289	23,291	1,307	21,342	20,235	1,379
Cost of sales	20,038	19,239	1,108	17,979	17,131	1,120
Selling, general and administrative costs	2,002	1,860	142	1,793	1,657	136
Research and development costs	505	505	—	418	418	—
Other income/(expenses)	(58)	(78)	20	(60)	(60)	—
Trading profit/(loss)	1,686	1,609	77	1,092	969	123
Gains/(losses) on disposal of investments	26	26	—	3	3	—
Restructuring costs	95	95	—	58	58	—
Other unusual income/(expenses)	12	12	—	(20)	(20)	—
Operating profit/(loss)	1,629	1,552	77	1,017	894	123
Financial income/(expenses)	(546)	(546)	—	(505)	(505)	—
Result from investments(*)	86	85	1	64	76	(12)
Profit/(loss) before taxes	1,169	1,091	78	576	465	111
Income taxes	468	389	79	198	150	48
Profit/(loss)	701	702	(1)	378	315	63
Result from intersegment investments	—	(1)	2	—	63	5

Profit/(loss)	701	701	1	378	378	68

(*)	Includes income from investments as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method.

The presentation of Industrial Activities and Financial Services is the result of a sub-consolidation prepared on the basis of the core business activities carried out by each Group company.

Investments held by companies belonging to one activity in companies included in the other activity are accounted for under the equity method. To provide a more meaningful presentation of net profit, the results of investments accounted for in this manner are classified as results from intersegment investments.

The holding companies (Fiat Industrial and FNH) are included under Industrial Activities. The sub-consolidation of Industrial Activities also includes companies that perform centralized treasury activities (i.e., raising funding in the market and financing Group companies). These activities do not, however, include the offer of financing to third parties.

Industrial Activities

As a result of significant volume increases for all businesses and improved pricing in certain lines of business as discussed above, net revenues of Industrial Activities in 2011 were up 15.1% to €23.3 billion compared with €20.2 billion in 2010. CNH posted an 18.8% increase (up 24.8% in USD terms) with significant volume increases in all businesses and, in the Agricultural Equipment business line, a more favorable product mix. Iveco recorded a 15.5% increase driven by strong demand in both Europe and Latin America; and FPT Industrial recorded a 33.3% increase with higher sales to both Group and external customers.

Trading profit of the Industrial Activities was €1,609 million in 2011, an increase of €640 million compared with 2010, primarily as a result of higher sales volumes.

Operating profit was €1,552 million for 2011, compared with €894 million for 2010. The increase was due to higher trading profit (up €640 million) and an €18 million reduction in net unusual expense.

Financial Services

In 2011, Financial Services generated net revenues of €1,307 million (down 5.2% compared to 2010).

(€ million)	2011	2010	% Change
Agricultural and Construction Equipment (CNH)	1,170	1,220	(4.1)
Trucks and Commercial Vehicles (Iveco)	137	159	(13.8)

Total	1,307	1,379	(5.2)

Financial Services for the Agricultural and Construction Equipment segment reported revenues of €1,170 million in 2011, down 4.1% over 2010. In U.S. dollar terms, there was a slight improvement in revenues (+0.8%), with an increase in the managed portfolio associated with higher sales volumes being largely offset by a reduction in the interest rate charged to customers and negative currency translation differences. Iveco Financial Services had net revenues of €137 million, down 13.8% over 2010, reflecting a contraction in rental activities for Transolver Service S.A. in Spain and a significant decline in Eastern European countries due to the continued economic weakness and uncertainty.

Trading profit for Financial Services was €77 million in 2011, a decrease of €46 million (or 37.4%) compared to 2010.

(€ million)	2011	2010	Change
Agricultural and Construction Equipment (CNH)	227	155	72
Trucks and Commercial Vehicles (Iveco)	(151)	(32)	(119)
Eliminations and Other	1	—	1

Total	77	123	(46)

Trading profit for CNH’s Financial Services totaled €227 million, an increase of €72 million compared with €155 million for 2010, due to higher interest margins and lower risk costs on the managed portfolio.

Iveco’s Financial Services businesses reported a trading loss of €151 million for 2011, compared with a €32 million loss in 2010, principally reflecting provisions for past due receivables, losses associated with the resale of used vehicles (especially in Eastern European markets and Spain), as well as a contraction in the rental business in Spain.

Effect of Inflation

Management believes that the impact of inflation was not material to Fiat Industrial’s results of operations in the years ended December 31, 2012, 2011 and 2010.

Liquidity and Capital Resources

The following discussion of liquidity and capital resources principally focuses on Fiat Industrial’s consolidated statements of cash flows and Fiat Industrial’s consolidated statement of financial position. Fiat Industrial’s operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories.

Fiat Industrial finances its operations through cash flows generated by operations, issuance of bonds and other medium-term borrowings, as well as securitization transactions which principally provide funding and liquidity for its Financial Services activities.

In 2012, operating activities generated €1,698 million in cash. Investing activities absorbed a total of €2,974 million of cash to fund capital expenditures, which amounted to €1,349 million, and changes in financial receivables of €1,749 million primarily as a result of higher levels of financing provided to the CNH dealer network. Financing activities generated a total of €327 million in cash. See “—Cash Flow Analysis” below for additional information.

Fiat Industrial’s principal sources of liquidity in 2012 were cash provided by operations, which totaled €1,698 million, bonds issued, which totaled €584 million and the issuance of other medium-term borrowings, which totaled €2,113 million. Fiat Industrial used these sources of liquidity primarily to fund its capital expenditures, which amounted to €1,349 million and changes in financial receivables of €1,749 million primarily due to an increase in the loan portfolio of financial services companies. See “—Cash Flow Analysis” below for additional information.

Fiat Industrial’s principal sources of liquidity in 2011 were cash provided by operations, which totaled €2,326 million, bonds issued totaled €2,557 million (including €2.2 billion issued by Fiat Industrial Finance Europe S.A. and $500 million issued by CNH Capital LLC, a financial subsidiary of CNH) and issuance of other medium-term borrowings totaled €1,974 million. Fiat Industrial used these sources of liquidity primarily to fund its capital expenditures, which amounted to €993 million and changes in financial receivables of €1,152 million primarily due to an increase in the loan portfolio of financial services companies. See “—Cash Flow Analysis” below for additional information.

At December 31, 2012, Fiat Industrial’s total debt was €20,633 million, compared to €20,217 million at the end of 2011. Of the total debt at December 31, 2012, €9,708 million (€9,479 million at December 31, 2011) related to asset-backed financing operations that are treated as debt under IFRS. Of the remaining €10,925 million of debt at December 31, 2012 (€10,738 million at the end of 2011), bonds accounted for €5,424 million (€4,886 million at the end of 2011), bank loans accounted for €5,174 million (€5,548 million at the end of 2011), and other indebtedness accounted for the remaining €327 million (€304 million at the end of 2011). In addition, at December 31, 2012, Fiat Industrial had approximately €1.6 billion in available committed credit lines expiring after December 31, 2013. See Note 27 to the Fiat Industrial Financial Statements included in this prospectus for additional information on Fiat Industrial’s indebtedness at December 31, 2012, including a table summarizing the maturity profile and interest rates payable on its outstanding bonds at that date.

At December 31, 2012, Fiat Industrial’s net debt (a non-GAAP measure which is calculated as debt plus other financial liabilities, net of cash, cash equivalents, current securities and other financial assets, all as recorded in Fiat Industrial’s balance sheet) was €15,994 million, an increase of €1,445 million, or 9.9%, compared with the €14,549 million recorded at the end of 2011. This increase resulted from increases in the loan portfolios of financial services companies. The increase of net industrial debt (€403 million) is mainly due to the payment of dividends (€480 million), including the CNH Dividend (€237 million). The cash from operating activities (including changes in working capital) was mainly offset by investments in fixed assets.

The following table details Fiat Industrial’s net debt at December 31, 2012 and 2011, and provides a reconciliation of this non-GAAP measure to debt, the most directly comparable measure included in Fiat Industrial’s consolidated balance sheet. Net debt is one of the management’s primary measures for analyzing Fiat Industrial’s debt and managing its liquidity, because Fiat Industrial believes this measure illustrates how much indebtedness would remain if all of Fiat Industrial’s available liquid resources were applied to the repayment of debt. In particular, for Fiat Industrial Group, Net Industrial Debt (i.e., Net Debt of Industrial Activities) is the principal indicator of changes in financial structure and, as such, is one of the key targets used to measure Group performance.

The division between Industrial Activities and Financial Services represents a sub-consolidation based on the core business activities (industrial or financial services) of each Group company. The sub-consolidation for Industrial Activities also includes companies that perform centralized treasury activities (i.e., raising funding in the market and financing Group companies), but do not, however, provide financing to third parties.

	At December 31,
	2012			2011
(€ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Debt:	(20,633)	(9,238)	(17,191)	(20,217)	(8,637)	(16,089)
Asset–backed financing	(9,708)	(149)	(9,597)	(9,479)	(215)	(9,424)
Debt payable to Fiat Group post Demerger	—	—	—	—	—	—
Other debt	(10,925)	(9,089)	(7,594)	(10,738)	(8,422)	(6,665)
Financial receivables from Fiat Group post Demerger	—	—	—	—	—	—
Intersegment financial receivables	—	4,605	1,191	—	3,185	1,324
Other financial assets (1)	121	121	2	118	117	3
Other financial liabilities (1)	(97)	(78)	(21)	(157)	(140)	(19)
Current securities (2)	4	—	4	68	—	68
Cash and cash equivalents	4,611	2,948	1,663	5,639	4,236	1,403

Net (Debt)/Cash	(15,994)	(1,642)	(14,352)	(14,549)	(1,239)	(13,310)

(1)	Other financial liabilities and other financial assets include, respectively, the negative and positive fair values of derivative financial instruments.
(2)	Current securities include short-term or marketable securities held as temporary investments of available funds which do not satisfy the requirements for being classified as cash equivalents under IFRS.

At December 31, 2012, cash and cash equivalents included approximately €670 million (€728 million at December 31, 2011) of restricted cash the use of which is primarily limited to the repayment of the debt relating to securitizations classified as asset-backed financing.

Historically, CNH has relied significantly on the securitization market for funding and DutchCo may continue to do so in the future. CNH carried out term securitizations for a total amount of €2,913 million in 2012, and €3,006 million in 2011. It also established or renewed wholesale securitized credit facilities for a total commitment amount of €2,279 in 2012, and €1,457 million in 2011 and retail securitized credit facilities for a total commitment amount of €1,870 in 2012, and €1,443 million in 2011. After December 31, 2012, an additional $1,252 million (€949 million) of term securitization has occurred.

During the fourth quarter of 2011, Fiat Industrial and Barclays terminated their joint venture, IFHL, which managed the financial services activities (end customers and dealers) of Iveco in Italy, Germany, France, Britain and Switzerland. Accordingly, as of January 1, 2012, Iveco has arranged for the financing of its financial services business in the following manner: secured funding with Barclays of the outstanding portfolio at December 31, 2011; vendor program agreements with BNP-Paribas in Germany and in France for the new retail portfolio originating on or after January 1, 2012; an agreement in Italy with Intesa Sanpaolo for financing the new portfolio; direct financing of the portfolio in Switzerland and in Britain. The funding of dealer financing activities is ensured through a pan-European securitization program with Barclays, having a maximum available amount of €600 million.

Cash Flow Analysis

At December 31, 2012, Fiat Industrial had cash and cash equivalents of €4,611 million, a decrease of €1,028 million, or 18.2%, from the €5,639 million at December 31, 2011. Of the amount at December 31, 2012, €670 million (€728 million at December 31, 2011) was reserved principally for the servicing of securitization-related debt included in the line item “Asset-backed financing” in the table above and in Fiat Industrial’s statement of financial position. Fiat Industrial’s current securities, which include short-term or marketable securities held as temporary investments of its liquidity but not satisfying the requirements for being classified as cash equivalents, decreased by €64 million (from €68 million at year-end 2011 to €4 million on December 31, 2012). The aggregate of cash, cash equivalents and current securities, which management considers constitute Fiat Industrial’s principal liquid assets, totaled €4,615 million at December 31, 2012, a decrease of €1,092 million or 19.1% from the total at the end of year 2011 (which totaled €5,707 million).

The following table summarizes the changes to cash flows from operating, investing and financing activities for each of the years ended December 31, 2012, 2011 and 2010. Full statements of cash flow are presented in the F-Pages.

	2012	2011	2010
	(in millions of Euro)
Cash provided by (used in):
Operating activities	1,698	2,326	2,555
Investing activities	(2,974)	(2,266)	(428)
Financing activities	327	1,862	(120)
Translation exchange differences	(79)	31	118

Net increase (decrease) in Cash and cash equivalents	(1,028)	1,953	2,125

Net Cash from Operating Activities

Cash provided by operating activities in 2012 totaled €1,698 million, compared to €2,326 million in 2011, and comprised the following elements:

•	€921 million in net income Fiat Industrial recorded in 2012;

•	plus €719 million in non-cash charges for depreciation and amortization (net of vehicles sold under buy-back commitments and operating leases);

•	plus €222 million in (gains)/losses on disposal and other non-cash items;

•	plus €80 million in dividends received, changes in provisions of €73 million change in deferred income taxes of €103 million; and

•

minus changes in items due to buy-back commitments of €117 million and a €214 million change in working capital, and €89 million for changes in operating lease items. Changes in working capital (minus €214 millions) is principally due to the slowdown in business activities for Iveco in Latin America and Europe.

In 2011, €1,993 million of the €2,326 million in cash generated by operating activities during the year was from income-related cash inflows (calculated as net profit plus amortization and depreciation, dividends, changes in provisions and various items related to sales with buy-back commitments and operating leases, net of gains/losses on disposals and other non-cash items) with €333 million resulting from a decrease in working capital (calculated on a comparable scope of operations and at constant exchange rates).

In 2010, cash generated from operating activities was €2,555 million, of which €1,485 million was from income-related inflows and €1,070 million resulted from a decrease in working capital (calculated on a comparable scope of operations and at constant exchange rates).

Net Cash from Investing Activities

In 2012, investing activities absorbed €2,974 million in cash (compared to €2,266 million in cash used by investing activities in 2011). The negative flows were generated by:

•	€1,749 million increase in receivables from financing activities, primarily as a result of higher levels of financing provided by CNH to both dealers and customers; and

•

investments in tangible and intangible assets that used €1,349 million in cash (compared to €993 million in 2011). Investments in tangible and intangible assets are net of investments in vehicles for Fiat Industrial’s long-term rental operations and of investments relating to vehicles sold under buy-back commitments, which are reflected in cash flows relating to operating activities.

In 2011, cash used in investing activities totaled €2,266 million. Expenditure on tangible and intangible assets (including €400 million in capitalized development costs) totaled €993 million; investments in subsidiaries and associates totaled €104 million mainly due to the acquisition of a 49% interest in Iveco Latin America, Ltda for €80 million. The increase in receivables from financing activities, which accounts for cash absorption of €1,152 million, related primarily to dealer financing for CNH.

In 2010, cash used in investing activities totaled €428 million. Expenditure on tangible and intangible assets (including €396 million in capitalized development costs), totaling €872 million, was only partially offset by the €335 million decrease in receivables from financing activities, which is primarily attributable to the gradual settlement of loans disbursed in Brazil, which fell within the scope of debt relief programs.

The following table summarizes Fiat Industrial’s investments in tangible and intangible assets by segment for each of the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
	(in millions of Euro)
Agricultural & Construction Equipment (CNH)	758	494	446
Trucks and Commercial Vehicles (Iveco)	439	343	273
FPT Industrial	151	155	152
Other companies and Eliminations	1	1	1

Total	1,349	993	872

The Group incurred these capital expenditures to acquire property, plant and equipment necessary to introduce and manufacture new products, enhance Fiat Industrial’s manufacturing efficiency and implement further environmental and safety programs.

Net Cash from Financing Activities

Cash generated from financing activities totaled €327 million in 2012 (compared to a total of €1,862 million cash generated in 2011). Dividend payments of €480 million, which included an approximately €237 million payment of the extraordinary dividend to CNH non-controlling interests, and repayment by IFHL Group of debt outstanding with Barclays Group at year-end 2011 were offset by increased utilization of bank lines and the €584 million in cash proceeds from new bond issues.

In 2011, cash generated by financing activities totaled €1,862 million, with cash proceeds from new bond issues (totaling €2.6 billion) and bank loans being offset by repayment to Fiat Group post Demerger of net debt outstanding at December 31, 2010 (totaling €2.8 billion).

In 2010, cash used in financing activities totaled €120 million. During the year, new bond issues generated €755 million in cash (net of repayments), an increase in other debt generated €1,281 million in cash and capital increases subscribed by Fiat S.p.A. in companies transferred to Fiat Industrial Group pursuant to the Demerger generated a further €1,156 million in cash. That liquidity was fully utilized to repay loans from Fiat Group treasury companies totaling €3,221 million.

Capital Resources

The cash flows, funding requirements and liquidity of Fiat Industrial Group companies are managed on a standard and centralized basis, under the control of Fiat Industrial’s central treasury. This centralized system is aimed at optimizing the efficiency and effectiveness of Fiat Industrial’s management of capital resources. It also aims to ensure the efficiency and security of treasury management processes.

Group companies participate in a Group-wide cash management system, which Fiat Industrial operates in a number of jurisdictions. Under this system, the cash balances of all Fiat Industrial companies are aggregated at the end of each business day to central pooling accounts. The central treasury offers Fiat Industrial high levels of professional financial and systems expertise, as well as providing related services and consulting to its business segments.

In the continuing environment of uncertainty in the financial markets, Fiat Industrial’s policy is to keep a high degree of flexibility with its funding and investment options in order to maintain its desired level of liquidity. In managing its liquidity requirements, Fiat Industrial is pursuing a financing strategy that includes open access to a variety of financing sources, including capital markets, bank credit lines and asset-backed securitizations.

At December 31, 2012, Fiat Industrial had an aggregate amount of €5,424 million in bonds outstanding. Net of hedge accounting effect and amortized cost valuation of €189 million, the principal amount of bonds outstanding amounted to €5,235 million. For information on the terms and conditions of the bonds, including applicable financial covenants, see Note 27 to the Fiat Industrial Financial Statements included in this prospectus.

Global Medium Term Note (GMTN) Program. Fiat Industrial has a global medium-term note program allowing for the placement of debt securities with institutional investors which was established in February 2011 and has a total authorized amount of €10 billion. At December 31, 2012, €2,200 million was outstanding under the program, all such debt having been issued by Fiat Industrial Finance Europe S.A. and guaranteed by Fiat Industrial.

Euro 2.0 billion Revolving Credit Facility. On February 7, 2013, Fiat Industrial renewed a €2 billion three-year, multi-currency revolving credit facility with 21 banks. The facility, which was drawn for €1.0 billion at December 31, 2012, expires in February 2016 and includes:

•	financial and other customary covenants (including a negative pledge, pari passu and restrictions on the incurrence of indebtedness by certain subsidiaries);

•

customary events of default (some of which are subject to minimum thresholds and customary mitigants), including cross-default provisions, failure to pay amounts due or to comply with certain provisions under the loan agreement and the occurrence of certain bankruptcy-related events; and

•	mandatory prepayment obligations upon a change in control of Fiat Industrial or the borrower.

Fiat Industrial has guaranteed any borrowings under the revolving credit facility with cross-guarantees from each of the Borrowers (i.e., Fiat Industrial Finance S.p.A., Fiat Industrial Finance Europe S.A., Fiat Industrial Finance North America Inc.).

For more information on Fiat Industrial’s outstanding indebtedness, see Note 27 to the Fiat Industrial Annual Financial Statements included in this prospectus.

During 2012, CNH Capital LLC continued to diversify its funding sources by entering into a $250 million unsecured three-year revolving credit facility. Also during 2012, CNH Capital LLC issued $750 million of unsecured three-year notes in a private placement transaction with registration rights (which were exchanged in February 2013 for $750 million of publicly registered notes with the same original terms). During 2011, CNH Capital LLC, entered into a $250 million five-year unsecured credit facility consisting of a $150 million term loan facility and a $100 million revolving credit facility, and issued $500 million of unsecured five-year notes in a private placement transaction with registration rights (which were exchanged in December 2012 for $500 million of publicly registered notes with the same original terms).

Fiat Industrial also sells certain of its finance, trade and tax receivables to third parties in order to improve liquidity, to take advantage of market opportunities and, in certain circumstances, to reduce credit and concentration risk in accordance with its risk management objectives. See “—Concentrations of Credit Risk” below.

The sale of financial receivables is executed primarily through securitization transactions and involves mainly accounts receivable from final (retail) customers and from the network of dealers to Fiat Industrial’s financial services companies.

At December 31, 2012, Fiat Industrial’s current receivables included receivables sold and financed through both securitization and factoring transactions of €10,286 million (€8,377 million at December 31, 2011), which do not meet IAS 39 derecognition requirements and therefore must be recorded on Fiat Industrial’s statement of financial position. These receivables are recognized as such in Fiat Industrial’s financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated statement of financial position as Asset-backed financing, as described above (see Note 19 to the Fiat Industrial Annual Financial Statements included in this prospectus).

At December 31, 2012, the Group had discounted receivables and bills without recourse having due dates after December 31, 2012 (and meeting IAS 39 requirements for de-recognition) amounting to €763 million (€980 million at December 31, 2011, with due dates after that date), which refer to trade receivables and other receivables for €708 million (€897 million at December 31, 2011) and receivables from financing activities for €55 million (€83 million at December 31, 2011).

Future Liquidity

Fiat Industrial has adopted formal policies and decision-making processes aimed at optimizing its overall financial situation and the allocation of financial funds, cash management processes and financial risk management. Fiat Industrial’s liquidity needs could increase in the event of an extended economic slowdown or recession that would reduce its cash flow from operations and impair the ability of its dealers and retail customers to meet their payment obligations. Any reduction of Fiat Industrial’s credit ratings would increase its cost of funding and potentially limit its access to the capital markets and other sources of financing.

Management believes that funds available under Fiat Industrial’s current liquidity facilities (including the approximately €1.6 billion available under committed lines of credit lines expiring after December 31, 2013), those realized under existing and planned asset-backed securitization programs and issuances of debt securities and those expected from ordinary course refinancing of existing credit facilities, together with cash provided by operating activities, will allow Fiat Industrial to satisfy its debt service requirements for the coming year.

CNH Capital’s securitized debt is repaid with the cash generated by the underlying amortizing receivables. Accordingly, additional liquidity is not normally necessary for the repayment of such debt. CNH Capital has traditionally relied upon the term asset-backed securities market and committed asset-backed facilities as a primary source of funding and liquidity.

If CNH Capital were unable to obtain asset-backed securities funding at competitive rates, CNH’s ability to conduct its financing business would be limited.

Off-Balance Sheet Arrangements

Fiat Industrial uses certain off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees. Fiat Industrial’s arrangements are described in more detail below. For additional information, see Note 30 to the Fiat Industrial Financial Statements included in this prospectus.

Financial Guarantees

Fiat Industrial’s financial guarantees require it to make contingent payments upon the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability or the equity of the guaranteed party. These guarantees include arrangements that are direct obligations, giving the party receiving the guarantee a direct claim against Fiat Industrial, as well as indirect obligations, under which Fiat Industrial has agreed to provide the funds necessary for another party to satisfy an obligation.

At December 31, 2012, Fiat Industrial had granted guarantees on the debt or commitments of third parties or associated entities totaling €486 million (€612 million at December 31, 2011). These guarantees consist of obligations of certain CNH companies in favor of certain dealers in relation to bank financings and Iveco performance guarantees on behalf of a joint venture in relation to commercial commitments for military vehicles.

Contractual Obligations

The following table sets forth Fiat Industrial’s contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2012:

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Contractual Obligations*	(in millions of Euro)
Long-Term Debt Obligations *
Bonds	5,424	883	1,568	1,773	1,200
Borrowings from banks	4,313	1,627	1,834	491	361
Asset-backed financing	9,708	5,159	3,566	952	31
Other debt	125	39	12	30	44

Total Long-Term Debt Obligations	19,570	7,708	6,980	3,246	1,636
Capital (Finance) Lease Obligations	49	6	8	8	27
Operating Lease Obligations	229	56	76	48	49
Purchase Obligations	1,027	531	381	97	18
Uncertain tax positions (1)	42	42	—	—	—

Total	20,917	8,343	7,445	3,399	1,730

(*)	Amounts presented exclude the related interest expense that will be paid when due. The table above does not include short term debt obligations; furthermore, it does not include obligations for pensions, post-retirement benefits and health care plans. Fiat Industrial’s best estimate of expected contributions in 2013 to pension plans and health care plans is €89 million and €63 million, respectively. Potential outflows in the years after 2013 are subject to a number of uncertainties, including future asset performance and changes in assumptions, and therefore Fiat Industrial is unable to make sufficiently reliable estimates of future contributions beyond that period.
(1)	The total amount of Fiat Industrial’s tax contingencies was €186 million at December 31, 2012. Payment of these liabilities would result from settlements with tax authorities. Fiat Industrial estimates that settlements with tax authorities may result in payment of €42 million of these liabilities in 2013. Because of the high degree of uncertainty relating to the timing of future cash outflows associated with these liabilities, Fiat Industrial is unable to reasonably estimate the timing of any settlement with tax authorities after 2013.

Long-Term Debt Obligations

For information on Fiat Industrial’s long-term debt obligations, see “—Capital Resources” above and Note 27 to the Fiat Industrial Financial Statements included in this prospectus.

The Long-term debt obligations reflected in the table above can be reconciled to the amount in the December 31, 2012 statement of financial position as follows:

(in millions of Euro)	Ref.	Amount
Debt reflected in the December 31, 2012 statement of financial position	Note 27	20,633
Less:
Capital (Finance) lease obligations	Note 27	(49)

Total debt obligations		20,584

Less:
Short-term debt obligations		(1,014)

Long-term debt obligations as reported		19,570

The amount reported as Long-term debt obligations in the table above is that of Fiat Industrial’s bonds, borrowings from banks, asset-backed financing and other debt (excluding finance lease obligations, which are reported in a separate line item in the table above), that at inception had a contractual maturity greater than one year.

Capital (Finance) Lease Obligations

Fiat Industrial’s capital leases consist mainly of industrial buildings and plant, machinery and equipment used in Fiat Industrial’s business. The amounts reported above include the minimum future lease payments and payment commitments due under such leases. For information on Fiat Industrial’s capital leases, see Note 27 to the Fiat Industrial Financial Statements included in this prospectus.

Operating Lease Obligations

Fiat Industrial’s operating leases consist mainly of leases for commercial and industrial properties used in carrying out Fiat Industrial’s businesses. The amounts reported above under “Operating Lease Obligations” include the minimal rental and payment commitments due under such leases.

Purchase Obligations

Fiat Industrial’s purchase obligations at December 31, 2012, included the following:

•

the repurchase price guaranteed to certain customers on sales with a buy-back commitment which is included in the line item other payables in Fiat Industrial’s consolidated statement of financial position in an aggregate amount of €788 million; and

•	commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures of various Group companies, in an aggregate amount of approximately €239 million.

Pension and other post-employment benefits

Pension plans

Pension plans obligations primarily comprise the obligations of CNH companies operating in the United States and in the United Kingdom and the obligations of Group companies operating in Germany (with respect to certain employees and former employees of the Group) and in the United Kingdom.

Under these plans, contributions are made to a separate fund (trust) which independently administers the plan assets. The Group’s funding policy is to contribute amounts to the plan equal to the amounts required to satisfy the minimum funding requirements pursuant to the laws and regulations of the applicable jurisdictions. In addition, the Group makes discretionary contributions in addition to the funding requirements. To the extent that a fund is overfunded, i.e. if it presents a surplus compared to the requirements of law, the Group companies concerned are not required to make further contributions to the plan in respect of minimum performance requirements so long as the fund is in surplus.

The investment strategy for the plan assets depends on the features of the plan and on the maturity of the obligations. Typically, long-term plan benefit obligations are principally funded by investments in equity securities, which are expected to achieve long-term growth while outperforming inflation; short and medium-term plan benefit obligations are funded by investments in fixed income securities, which are expected to be less volatile.

At December 31, 2012, 2011 and 2010, the difference between the present value of the pension plan obligations and the fair value of the related plan assets was a deficit of €647 million, €570 million and €665 million, respectively. During 2012, benefits paid by Fiat Industrial to pension plans amounted to €150 million. Contribution to pension plans for 2013 is estimated to be €89 million.

Health care plans

Health care plans obligations comprise obligations for health care and insurance plans granted to employees of the Group working in the United States and Canada (relating to CNH). These plans generally cover employees retiring on or after reaching the age of 55 who have completed at least 10 years of employment. CNH United States salaried and non-represented hourly employees and Canadian employees hired after January 1, 2001 and January 1, 2002, respectively, are not eligible for-postretirement health care and life insurance benefits under the CNH plans. Until December 31, 2006 these plans were wholly unfunded. Beginning in 2007, the Group made contributions on a voluntary basis to a separate and independently managed fund established to finance the North American health care plans.

At December 31, 2012, 2011 and 2010, the difference between the present value of the health care plan obligations and the fair value of the related plan assets was a deficit of €834 million, €836 million and €802 million, respectively. During 2012, benefits paid by Fiat Industrial under health care plans amounted to €60 million. Contribution to health care plans for 2013 is estimated to be €63 million.

Reserve for Employee leaving entitlements in Italy (TFR)

The reserve for TFR (Trattamento di Fine Rapporto) consists of the residual obligation for employee leaving entitlements, to be paid to employees of Italian companies with more than 50 employees when leaving the company, and accrued over the employee’s working life for other companies, which was required until December 31, 2006 under Italian legislation. Such provisions are paid to retiring employees and may be partially paid in advance if certain conditions are met. This is an unfunded defined benefit post-employment plan.

At December 31, 2012, 2011 and 2010, the present value of the obligation for Employee leaving entitlements in Italy (TFR) (unfunded) amounted to €197 million, €191 million and €198 million, respectively.

During 2012, benefits paid by Fiat Industrial for Employee leaving entitlements amounted to €14 million.

Other post-employment benefits

Other post-employment benefits include loyalty bonuses, which are due to employees who reach a specified seniority and are usually settled when an employee leaves the company; and other various post-employment benefits.

At December 31, 2012, 2011 and 2010, the present value of the obligation for other post-employment benefits (unfunded) amounted to €179 million, €147 million and €151 million, respectively.

During 2012, benefits paid by Fiat Industrial for other post-employment benefits amounted to €15 million.

For further information on pension and other post-employment benefits, see Note 25 to the Fiat Industrial Financial Statements included in this prospectus.

Joint Liability for Certain Obligations of Fiat

Under Italian law, as a consequence of the Demerger, Fiat Industrial continues to be liable jointly with Fiat for debts of Fiat S.p.A. (Fiat) that arose prior to effective date of the Demerger and were still outstanding at that date. This statutory liability is limited to the value of the net assets attributed to Fiat Industrial in the Demerger and will survive until such liabilities of Fiat existing as of the Demerger will be satisfied. At the time of the Demerger (January 1, 2011) Fiat S.p.A. had outstanding liabilities for bonds and others totaling approximately €15 billion, €9 billion of which related to bonds. At the date of the approval of the consolidated financial statements of Fiat Industrial for the year ended December 31, 2012 (February 21, 2013) by the Board of Directors, those liabilities decreased to approximately €4.6 billion, €3.8 of which related to bonds. Furthermore, Fiat Industrial may be responsible jointly with Fiat in relation to tax payables, even if such liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. Such potential liabilities, like all other liabilities of Fiat Industrial, will be assumed by DutchCo as the successor to Fiat Industrial following the Merger. Fiat Industrial the risk of Fiat S.p.A.’s insolvency as remote, and, therefore, at December 31, 2012, no provision has been accrued in respect of the above mentioned joint liabilities.

Quantitative and Qualitative Disclosures About Risk

The Group is exposed to the following financial risks connected with its operations:

•	credit risk, regarding its normal business relations with customers and dealers, and its financing activities;

•	liquidity risk, with particular reference to the availability of funds and access to the credit markets and to financial instruments in general; and

•

market risk (principally relating to exchange rates and interest rates), since the Group operates at an international level in different currencies and uses financial instruments which generate interest.

The Group constantly monitors the financial risks to which it is exposed, in order to detect those risks in advance and take the necessary actions to mitigate them. The following section provides qualitative and quantitative disclosures on the effect that these risks may have upon the Group.

The quantitative data reported in the following section do not have any predictive value. In particular, the sensitivity analysis on market risks does not reflect the complexity of the market or the reaction which may result from any changes that are assumed to take place.

Credit risk

The maximum credit risk to which the Group was theoretically exposed at December 31, 2012 is represented by the carrying amounts stated for financial assets in the statement of financial position and the nominal value of the guarantees provided on liabilities or commitments to third parties.

Dealers and final customers are subject to specific assessments of their creditworthiness under a detailed scoring system; in addition to carrying out this screening process, the Group also obtains financial and non-financial guarantees for risks arising from credit granted for the sale of commercial vehicles and agricultural and construction equipment. These guarantees are further strengthened where possible by reserve of title clauses or specific guarantees on financed vehicle sales to the sales network and on vehicles assigned under finance leasing agreements.

Balances which are objectively uncollectible either in part or for the whole amount are written down on a specific basis if they are individually significant. The amount of the write-down takes into account an estimate of the recoverable cash flows and the date of receipt, the costs of recovery and the fair value of any guarantees received. Impairment losses are recognized for receivables which are not written down on a specific basis, determined on the basis of historical experience and statistical information.

Receivables for financing activities amounting to €15,237 million at December 31, 2012 (€13,946 million at December 31, 2011) containing balances totaling €54 million (€54 million at December 31, 2011) have been written down on an individual basis. Of the remainder, balances totaling €355 million (€320 million at December 31, 2011) were past due by up to one month, while balances totaling €566 million were past due by more than one month (€510 million at December 31, 2011). In the event of installment payments, even if only one installment is overdue, the whole amount of the receivable is classified as such.

Trade receivables and other receivables totaling €2,406 million at December 31, 2012 (€2,464 million at December 31, 2011) contains balances totaling €58 million (€56 million at December 31, 2011) have been written down on an individual basis. Of the remainder, balances totaling €168 million (€145 million at December 31, 2011) were past due by up to one month, while balances totaling €126 million (€151 million at December 31, 2011) were past due by more than one month.

The significant decrease in the past due component in receivables from financing activities is partially attributable to the gradual collection of loans granted by Banco CNH Capital S.A. as part of the development/subsidized loans program for agriculture of the Brazilian development agency managed through Banco Nacional de Desenvolvimento Economico e Social (“BNDES”). These receivables fell under the scope of the general debt relief programs that were implemented from time to time by the Brazilian government between 2005 and 2008 to support an agricultural industry going through a difficult period. With the rescheduling programs now at an end, the company has taken all the measures necessary to collect installments falling due, adjusting the level of its loan allowances in relation to the extent to which the overdue balances are being repaid.

Total rescheduled outstanding loans issued by Banco CNH Capital S.A. amounted to approximately 0.3 billion Reais (approximately €0.1 billion) at December 31, 2012, representing a decrease of approximately 0.2 billion Reais over December 31, 2011; Banco CNH Capital S.A. had a net overdue balance with its customers of approximately 0.1 billion Reais (approximately €0.05 billion), representing a decrease of approximately 0.2 billion Reais over December 31, 2011. During the year, approximately 0.1 billion Reais (approximately €0.05 billion) were written off by Banco CNH Capital S.A. Although the continual rescheduling of the recent past has contributed to an increase in the uncertainty as to the timing and means by which customers will make repayment, the amounts provided are considered sufficient to cover the residual credit risk. In the meantime, the BNDES has continued its financial support for the company and the subsidized loan programs.

Liquidity risk

Liquidity risk arises if the Group is unable to obtain the funds needed to carry out its operations under economic conditions. The two main factors that determine the Group’s liquidity situation are on the one hand the funds generated by or used in operating and investing activities and on the other the debt lending period and its renewal features or the liquidity of the funds employed and market terms and conditions.

Continuing the process applied for years by the Fiat Group, Fiat Industrial has adopted a series of policies and procedures whose purpose is to optimize the management of funds and to reduce liquidity risk, as follows:

•	centralizing the management of receipts and payments, where it may be economical in the context of the local civil, currency and fiscal regulations of the countries in which the Group is present;

•	maintaining an adequate level of available liquidity;

•	diversifying the means by which funds are obtained and maintaining a continuous and active presence in the capital markets;

•	obtaining adequate credit lines; and

•	monitoring future liquidity on the basis of business planning.

Management believes that the funds currently available, in addition to those funds that will be generated from operating and financing activities, will enable the Group to satisfy its requirements resulting from its investing activities and its working capital needs and to fulfill its obligations to repay its debts at their natural due dates.

For further information on the repayment structure of the Group’s financial assets and debt, see Note 19 and Note 27 to the Fiat Industrial Financial Statements included in this prospectus. For further information on the repayment structure of derivative financial instruments, see Note 21 to the Fiat Industrial Financial Statements included in this prospectus.

Currency risk

The Group is exposed to risk resulting from changes in exchange rates, which can affect its earnings and equity.

Where a Group company incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the operating profit/(loss) of that company. In 2012, the total trade flows exposed to currency risk amounted to the equivalent of 18% of the Group’s turnover (18% in 2011). The principal exchange rates to which the Group is exposed are the following:

•	EUR/USD, in relation to the production/purchases of the CNH segment in the Euro area and to sales in dollars made by Iveco;

•	EUR/GBP, predominantly in relation to sales made by Iveco in the U.K. market and purchases made by the CNH segment in the Euro area;

•	USD/BRL and EUR/BRL, in relation to production in Brazil and the respective import/export flows;

•	USD/AUD, mainly in relation to sales made by the CNH segment in Australia; and

•	USD/GBP, in relation to the production/purchases of the CNH segment in the U.K.

Taken overall, trade flows exposed to changes in these exchange rates in 2011 made up approximately 70% of the exposure to currency risk from trade transactions.

It is the Group’s policy to use derivative financial instruments to hedge a certain percentage, on average between 55% and 85%, of the forecast trading transaction exchange risk exposure for the coming 12 months (including such risk beyond that date where it is believed to be appropriate in relation to the characteristics of the business) and to hedge completely the exposure resulting from firm commitments.

Group companies may find themselves with trade receivables or payables denominated in a currency different from the company’s functional currency. In addition, in a limited number of cases, it may be convenient from an economic point of view, or it may be required under local market conditions, for companies to obtain finance or use funds in a currency different from their functional currency. Changes in exchange rates may result in exchange gains or losses arising from these situations. It is the Group’s policy to hedge fully, whenever possible, the exposure resulting from receivables, payables and securities denominated in foreign currencies different from the company’s functional currency.

Certain of the Group’s subsidiaries are located in countries which are not members of the European monetary union, in particular the United States, the United Kingdom, Brazil, Australia, Canada, India, China, Argentina and Poland. As the Group’s reporting currency is the Euro, the income statements of those countries are converted into Euro using the average exchange rate for the period, and while revenues and margins are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the results in Euro.

The assets and liabilities of consolidated companies whose functional currency is different from the Euro may acquire converted values in Euro which differ as a function of the fluctuation in exchange rates.

The Group monitors its principal exposure to conversion exchange risk, although there was no specific hedging in this respect at the statement of financial position date. There were no substantial changes in 2012 in the nature or structure of exposure to currency risk or in the Group’s hedging policies.

Sensitivity analysis

The potential loss in fair value of derivative financial instruments held for currency risk management (currency swaps/forwards, currency options, interest rate and currency swaps) at December 31, 2012 resulting from a hypothetical, unfavorable and instantaneous change of 10% in the exchange rates of the leading foreign currencies with the Euro, amounts to approximately €184 million (€175 million at December 31, 2011). The valuation model for currency options assumes that market volatility at year-end remains unchanged.

Receivables, payables and future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

Interest rate risk

The manufacturing companies and treasuries of the Group make use of external funds obtained in the form of financing and invest in monetary and financial market instruments. In addition, Group companies make sales of receivables resulting from their trading activities on a continuing basis. Changes in market interest rates can affect the cost of the various forms of financing, including the sale of receivables, or the return on investments and the employment of funds, causing an impact on the level of net financial expenses incurred by the Group.

In addition, the financial services companies provide loans (mainly to customers and dealers), financing themselves using various forms of direct debt or asset-backed financing (e.g., securitization of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing obtained, changes in the current level of interest rates can affect the operating profit/(loss) of those companies and the Group as a whole.

In order to manage these risks, the Group uses interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements, with the object of mitigating, under economically acceptable conditions, the potential variability of interest rates on net profit/(loss).

Sensitivity analysis

In assessing the potential impact of changes in interest rates, the Group separates out fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).

The fixed rate financial instruments used by the Group consist principally of part of the portfolio of the financial services companies (basically customer financing and financial leases) and part of its debt (including subsidized loans and bonds).

The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2012, resulting from a hypothetical, unfavorable and instantaneous change of 10% in market interest rates, would have been approximately €7 million (approximately €9 million at December 31, 2011). The reduced effect compared to 2011 is due to a decrease in the reference rates taken for the analysis.

Floating rate financial instruments consist principally of cash and cash equivalents, loans provided by the financial services companies to the sales network and part of its debt. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.

A hypothetical, unfavorable and instantaneous change of 10% in short-term interest rates at December 31, 2012, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately €1 million (approximately €4 million at December 31, 2011). The decrease over 2011 reflects the lower level of interest rates used in the analysis.

This analysis is based on the assumption that there is a general and instantaneous change of 10% in interest rates across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated.

Other risks on derivative financial instruments

The Group has entered derivative contracts linked to commodity prices to hedge specific exposures on supply contracts.

Sensitivity analysis

In the event of a hypothetical, unfavorable and instantaneous change of 10% in the underlying raw materials prices, the potential loss in fair value of outstanding derivative financial instruments at December 31, 2012 linked to commodity prices would have been not significant (€2 million at December 31, 2011).

Critical Accounting Policies

The financial statements included in this prospectus and related disclosures have been prepared in accordance with IFRS. IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and related assumptions are based on available information at the date of preparation of the financial statements, on historical experience and other relevant factors. Actual results may differ from the estimates.

Particularly in light of the current economic uncertainty, developments occurring during 2012 and following years may differ from Fiat Industrial estimates and assumptions, and therefore might require significant adjustments to the carrying amount of certain items, which as of the date of this prospectus cannot be accurately estimated or predicted. The principal items affected by estimates are the allowances for doubtful accounts receivable and inventories, non-current assets (tangible and intangible assets), the residual values of vehicles leased out under operating lease arrangements or sold with buy-back clauses, sales allowances, product warranties, pension and other post-retirement benefits, deferred tax assets and contingent liabilities.

Estimates and assumptions are reviewed periodically and the effects of any changes are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments and the key assumptions concerning the future that management has made in the process of applying the Group accounting policies and that may have the most significant effect on the amounts recognized in the Fiat Industrial Financial Statements included in this prospectus or that represent a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Allowance for doubtful accounts

The allowance for doubtful accounts reflects management’s estimate of losses inherent in the wholesale and retail credit portfolio. This allowance is based on Fiat Industrial’s estimate of the losses to be incurred, which derives from past experience with similar receivables, current and historical past due amounts, dealer termination rates, write-offs and collections, the careful monitoring of portfolio credit quality and current and projected economic and market conditions. Should the present economic and financial situation persist or worsen, there could be a further deterioration in the financial situation of Fiat Industrial’s debtors compared to that taken into consideration in calculating the allowances recognized in the financial statements.

Allowance for obsolete and slow-moving inventory

The allowance for obsolete and slow-moving inventory reflects management’s estimate of the expected loss in value, and has been determined on the basis of past experience and historical and expected future trends in the used vehicle market. A worsening of the economic and financial situation could cause a further deterioration in conditions in the used vehicle market compared to that taken into consideration in calculating the allowances recognized in the financial statements.

Recoverability of non-current assets (including goodwill)

Non-current assets include property, plant and equipment, intangible assets (including goodwill), investments and other financial assets. Management reviews the carrying value of non-current assets held and used and that of assets to be disposed of when events and circumstances warrant such a review. Management performs this review using estimates of future cash flows from the use or disposal of the asset and an appropriate discount rate in order to calculate present value. If the carrying amount of a non-current asset is deemed to be impaired, Fiat Industrial records an impairment loss for the amount by which the carrying amount of the asset exceeds its estimated recoverable amount from use or disposal determined by reference to its most recent business forecasts.

In preparing figures for the Fiat Industrial Financial Statements included in this prospectus for the year ended December 31, 2012 and specifically when carrying out impairment testing of tangible and intangible assets, Fiat Industrial took into account its expected performance in 2013, as forecast in its budget. In addition, for subsequent years, Fiat Industrial took into account the internal forecasts and targets for the years 2014—2016. Such analysis did not indicate the need to recognize any impairment losses.

Should the assumptions underlying Fiat Industrial forecasts deteriorate further the following is noted:

•

The Group’s tangible assets and intangible assets with a finite useful life (mostly development costs) relate to models or products having a high technological content in line with the latest environmental laws and regulations, which consequently renders them competitive in the present economic situation, especially in the more mature economies in which particular attention is placed on the eco-sustainability of those types of products. Consequently, despite the fact that the capital goods sector (in particular, commercial vehicles and construction equipment in certain specific geographical areas) is one of the markets most affected by the crisis in the immediate term, management considers that it is highly probable that the life cycle of these products can be lengthened to extend over the period of time involved in a slower economic recovery, allowing the Group to achieve sufficient earnings flows to cover the investments, albeit over a longer timescale; and

•

Approximately 96% of capitalized goodwill relates to CNH and amounted to €1,840 million at December 31, 2012. Detailed analyses using various methodologies were carried out to test its recoverability and the underlying considerations are described in Note 14 to the Fiat Industrial Annual Financial Statements, included in this prospectus.

Residual values of assets leased out under operating lease arrangements or sold with a buy-back commitment

Fiat Industrial records assets rented to customers or leased to them under operating leases as tangible assets. Furthermore, new vehicle sales with a buy-back commitment are not recognized as sales at the time of delivery but are accounted for as operating leases if it is probable that the vehicle will be bought back. Income from such operating leases is recognized on a straight-line basis over the term of the lease. Depreciation expense for assets subject to operating leases is recognized on a straight-line basis over the lease term in amounts necessary to reduce the cost of an asset to its estimated residual value at the end of the lease term. The estimated residual value of leased assets is calculated at the lease commencement date on the basis of published industry information and historical experience.

Realization of the residual values is dependent on Fiat Industrial’s future ability to market the assets under then-prevailing market conditions. Fiat Industrial continually evaluates whether events and circumstances have occurred which impact the estimated residual values of the assets on operating leases. The used vehicle market was carefully monitored throughout 2012 to ensure that write-downs were properly determined. However, it cannot be dismissed that additional write-downs may be required if market conditions should deteriorate further.

Sales allowances

At the later of the time of sale or the time an incentive is announced to dealers, Fiat Industrial records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. There may be numerous types of incentives available at any particular time. The determination of sales allowances requires management to make estimates based on various factors.

Product warranties

Fiat Industrial makes provisions for estimated expenses related to product warranties at the time products are sold. Management establishes these estimates based on historical information on the nature, frequency and average cost of warranty claims. Fiat Industrial seeks to improve vehicle quality and minimize warranty expenses arising from claims. Warranty costs may differ from those estimated if actual claim rates are higher or lower than historical rates.

Pension and other post-retirement benefits

Fiat Industrial companies sponsor pension and other post-retirement benefits in various countries, mainly in the United States, the United Kingdom and Germany. Employee benefit liabilities and the related assets and the costs and net interest expense connected with them are measured on an actuarial basis which requires the use of estimates and assumptions to determine the net liability or net asset for Fiat Industrial. The actuarial method takes into consideration parameters of a financial nature such as the discount rate, the expected rate of return on plan assets, the growth rate of salaries and the growth rate of health care costs and takes into consideration the likelihood of potential future events by using certain demographic parameters such as mortality rates and dismissal or retirement rates. The discount rates selected are based on yields or yield curves of high quality corporate bonds in the relevant market. The expected returns on plan assets are determined on the basis of expectations for long-term capital market returns, inflation, current bond yields and other variables, adjusted for any specific aspects of the asset investment strategy. Trends in health care costs are developed on the basis of historical experience, the near-term outlook for costs and likely long-term trends. Salary growth rates reflect Fiat Industrial’s long-term actual expectation in the reference market and inflation trends. Changes in any of these assumptions may have an effect on future contributions to the plans.

The effects of revising the estimates for the above parameters are not recognized in the statement of financial position and income statement when they arise but are recognized using the “corridor method” adopted by Fiat Industrial. A detailed explanation of the way in which the method for recognizing the actuarial gains and losses arising from the measurement of the liabilities and assets relating to employee benefits works may be found under “Significant accounting policies”, in the notes to the Fiat Industrial financial statements included in this prospectus.

Significant future changes in the yields of corporate bonds, other actuarial assumptions referred to above and returns on plan assets may significantly impact the liability and the unrecognized actuarial gain and losses.

Realization of deferred tax assets

At December 31, 2012, Fiat Industrial had deferred tax assets and theoretical tax benefits arising from tax loss carry forwards of €1,414 million, of which €498 million is not recognized in the financial statements. The corresponding totals at December 31, 2011 were €1,558 million and €502 million, respectively. Management has recorded deferred tax assets at the amount that it believes is more likely than not to be recovered. In making such adjustments, management has taken into consideration figures from budgets and forecasts consistent with those used for impairment testing and discussed in “—Recoverability of non-current assets (including goodwill)” above. Management believes that the adjustments that have been recognized are sufficient to protect against the risk of a further deterioration of the assumptions in these forecasts, taking into account that the net deferred assets accordingly recognized relate to temporary differences and tax losses which, to a significant extent, may be recovered over a very long period, and are therefore consistent with a scenario in which duration of the crisis extends beyond the term assumed in the above-mentioned estimates.

Contingent liabilities

Fiat Industrial is the subject of legal proceedings and tax issues covering a range of matters, which are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the final outcome of such matters. The cases and claims against Fiat Industrial often raise difficult and complex factual and legal issues, which are subject to many uncertainties, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction and the differences in applicable law. In the normal course of business, management consults with legal counsel and certain other experts on matters related to litigation and taxes. Fiat Industrial accrues a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event an adverse outcome is possible or an estimate is not determinable, the matter is disclosed.

CNH

Overview

CNH is a global agricultural and construction equipment company, with strong and often leading positions in many significant geographic and product categories in both of these industries. CNH’s global scope and scale includes integrated engineering, manufacturing, marketing and distribution of equipment on five continents. CNH organizes its operations into three businesses: agricultural equipment, construction equipment and financial services.

CNH markets its products globally through two recognized brand families, Case and New Holland. As of December 31, 2012, CNH manufactured its products in 37 facilities throughout the world and distributed its products in approximately 170 countries through a network of approximately 11,500 dealers and distributors.

In agricultural equipment, CNH is a leading global manufacturer of agricultural tractors and combines based on units sold, and has leading positions in hay and forage equipment and specialty harvesting equipment. In construction equipment, CNH has a leading position in backhoe loaders and a strong position in skid steer loaders in North America and crawler excavators in Western Europe. In addition, CNH provides a complete range of replacement parts and services to support its equipment. For the year ended December 31, 2012, CNH’s sales of agricultural equipment represented 76% of its revenues, sales of construction equipment represented 18% of its revenues and financial services represented 6% of its revenues.

CNH believes that it is the most geographically diversified manufacturer and distributor of agricultural and construction equipment in the industry. For the year ended December 31, 2012, 44% of its net sales of equipment were generated in North America, 31% in EAME & CIS, 15% in Latin America and 10% in APAC. CNH’s worldwide manufacturing base includes facilities in Europe, Latin America, North America and Asia.

CNH offers a range of financial products and services to dealers and customers in North America, Brazil, Australia and Western Europe. The principal products offered are retail financing for the purchase or lease of new and used CNH equipment and wholesale financing to CNH’s dealers. Wholesale financing consists primarily of floor plan financing and allows dealers to purchase and maintain a representative inventory of products. CNH’s retail financing products and services are intended to be competitive with those available from third parties. CNH offers retail financing in North America, Brazil, Australia and Europe through its wholly-owned subsidiaries and in Western Europe through a joint venture with BNP Paribas Lease Group. As of December 31, 2012, CNH’s financial services businesses managed a portfolio of receivables of approximately $18.9 billion.

See Item 4, “Information on the Company—Business Overview” of CNH’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on March 1, 2013 and which is incorporated herein by reference, for additional information. See “Where You Can Find More Information.”

Description of Business

See Item 4, “Information on the Company—Business Overview” of CNH’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on March 1, 2013 and which is incorporated herein by reference, for a detailed description of CNH’s business. See “Where You Can Find More Information.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations of CNH Global N.V.

See Item 5 of CNH Global N.V.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on March 1, 2013. See “Where You Can Find More Information.”

MAJOR SHAREHOLDERS OF FIAT INDUSTRIAL AND CNH

The Relationship Between Fiat Industrial and Exor

As of March 1, 2013, Exor was the largest single shareholders of Fiat Industrial. Consequently, Exor could strongly influence all matters submitted to a vote of Fiat Industrial shareholders, including approval of annual dividends, election and removal of directors and approval of extraordinary business combinations. Exor had the same voting rights per share as the other Fiat Industrial shareholders. The following table sets forth the issued ordinary shares of Fiat Industrial, based on publicly available information reported to CONSOB by Fiat Industrial shareholders, as of March 1, 2013:

Shareholders	Number of Issued Ordinary Shares*	Percentage Ownership Interest*
Exor S.p.A.	366,927,900	30.01%
Harris Associates LP	61,457,048	5.027%
Fiat S.p.A.	34,216,027	2.799%
Government of Singapore Investment Corporation Pte Ltd*	31,959,055	2.548%
Treasury shares	8,559	0.0007%
Other shareholders*	728,808,293	59.613%

Total	1,222,568,882	100.0%

*	Reports by shareholders to CONSOB may not be up to date and, in particular, in some cases may not have been adjusted to reflect the conversion of Fiat Industrial savings shares and preference shares effective as of May 21, 2012.

The Group engages in transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Relations between the Group and related parties consist mainly of transactions of a commercial nature, which may have an effect on revenues, cost of sales and trade receivables and payables.

The effects of such transactions on the consolidated income statements for 2012, 2011 and 2010 are as follows:

		of which: with related parties
(€ million)	2012	Unconsolidated Subsidiaries	Jointly controlled entities	Associated companies	Fiat Group post Demerger	Other related parties	Total related parties	Effect on Total (%)
Net revenues	25,785	—	395	187	637	—	1,219	4.7%
Cost of sales	20,925	—	334	174	437	42	987	4.7%
Selling, general and administrative costs	2,183	—	—	—	216	22	238	10.9%
Research and development costs	560	—	—	—	22	—	22	3.9%
Financial income/(expenses)	(458)	—	(3)	1	4	—	2	0.4%

		of which: with related parties
(€ million)	2011	Unconsolidated Subsidiaries	Jointly controlled entities	Associated companies	Fiat Group post Demerger	Other related parties	Total related parties	Effect on Total (%)
Net revenues	24,289	6	390	330	833	—	1,559	6.4%
Cost of sales	20,038	—	178	209	415	44	846	4.2%
Selling, general and administrative costs	2,002	—	—	—	220	14	234	11.7%
Research and development costs	505	—	—	—	28	—	28	5.5%
Financial income/(expenses)	(546)	—	(4)	(11)	(72)	—	(87)	15.9%

		of which: with related parties
(€ million)	2010	Unconsolidated Subsidiaries	Jointly controlled entities	Associated companies	Fiat Group post Demerger	Other related parties	Total related parties	Effect on Total (%)
Net revenues	21,342	—	249	238	718	—	1,205	5.6%
Cost of sales	17,979	—	187	154	342	3	686	3.8%
Selling, general and administrative costs	1,793	—	—	—	155	7	162	9.0%
Research and development costs	418	—	—	—	42	—	42	10.0%
Financial income/(expenses)	(505)	—	(1)	(10)	(110)	—	(121)	24.0%

The effects on the consolidated statement of financial position at December 31, 2012, 2011 and 2010 are as follows:

		of which: with related parties
(€ million)	At 31 December 2012	Unconsolidated Subsidiaries	Jointly controlled entities	Associated companies	Fiat Group post Demerger	Other related parties	Total related parties	Effect on Total (%)
Other investments and non-current financial assets	67	5	—	—	51	—	56	83.6%
Trade receivables	1,434	—	53	38	55	—	146	10.2%
Financial receivables from Fiat Group post Demerger	—	—	—	—	—	—	—	—
Current tax receivables	302	—	—	—	—	—	—	—
Other current assets	1,117	—	—	1	22	—	23	2.1%
Current financial assets	125	—	—	—	—	—	—	—
Asset-backed financing	9,708	—	—	—	3	—	3	—
Debt payables to the Fiat Group post Demerger	—	—	—	—	—	—	—	—
Other debt	10,925	4	2	—	1	—	7	0.1%
Other financial liabilities	97	—	—	—	—	—	—	—
Trade payables	4,843	—	108	5	136	13	262	5.4%
Current tax payables	660	—	—	—	—	—	—	—
Other current liabilities	2,666	—	23	—	4	1	28	1.1%

		of which: with related parties
(€ million)	At 31 December 2011	Unconsolidated Subsidiaries	Jointly controlled entities	Associated companies	Fiat Group post Demerger	Other related parties	Total related parties	Effect on Total (%)
Other investments and non-current financial assets	52	1	—	—	49	—	50	96.2%
Trade receivables	1,562	—	48	71	30	—	149	9.5%
Financial receivables from Fiat Group post Demerger	—	—	—	—	—	—	—	—
Current tax receivables	685	—	—	—	—	—	—	—
Other current assets	1,053	—	—	1	8	—	9	0.9%
Current financial assets	186	—	—	—	—	—	—	—
Asset-backed financing	9,479	—	—	—	2	—	2	—
Debt payables to the Fiat Group post Demerger	—	—	—	—	—	—	—	—
Other debt	10,738	—	5	—	1	—	6	0.1%
Other financial liabilities	157	—	—	—	—	—	—	—
Trade payables	5,052	2	74	38	162	16	292	5.8%
Current tax payables	660	—	—	—	—	—	—	—
Other current liabilities	2,495	—	21	—	5	2	28	1.1%

		of which: with related parties
(€ million)	At 31 December 2010	Unconsolidated Subsidiaries	Jointly controlled entities	Associated companies	Fiat Group post Demerger	Other related parties	Total related parties	Effect on Total (%)
Other investments and non-current financial assets	58	1	—	11	—	—	12	20.7%
Trade receivables	1,839	3	78	63	67	—	211	11.5%
Financial receivables from Fiat Group post Demerger	2,865	—	—	—	2,865	—	2,865	100.0%
Current tax receivables	618	—	—	—	66	—	66	10.7%
Other current assets	955	—	—	—	21	—	21	2.2%
Current financial assets	112	—	—	—	45	—	45	40.2%
Asset-backed financing	8,321	—	—	219	—	—	219	2.6%
Debt payables to the Fiat Group post Demerger	5,626	—	—	—	5,626	—	5,626	100.0%
Other debt	4,748	—	1	49	5	—	55	1.2%
Other financial liabilities	147	—	—	—	91	—	91	61.9%
Trade payables	4,077	1	38	39	182	1	261	6.4%
Current tax payables	508	—	—	—	5	—	5	1.0%
Other current liabilities	2,423	—	48	—	82	—	130	5.4%

The Relationship Between CNH and Fiat Industrial

As of March 1, 2013, FNH was the largest single shareholder of CNH. Consequently, FNH controlled all matters submitted to a vote of CNH shareholders, including approval of annual dividends, election and removal of directors and approval of extraordinary business combinations. FNH had the same voting rights as the other CNH shareholders.

The following table sets forth the outstanding common shares of CNH as of March 1, 2013:

Shareholders	Number of Outstanding Common Shares	Number of Outstanding Common Shares B	Total Number of CNH Shares	Percentage Ownership Interest of CNH
Fiat Netherlands Holding N.V.	0	211,866,037	211,866,037	87.07%
Other shareholders	31,470,522	0	31,470,522	12.93%

Total	31,470,522	211,866,037	242,335,300	100%

As a result of the Demerger implemented by Fiat and effective on January 1, 2011, Fiat transferred to Fiat Industrial its ownership interest in FNH and, as a result, CNH became a subsidiary of Fiat Industrial. See “Item 4. Information on the Company—C. Organizational Structure” of the CNH Form 20-F filed for the fiscal year ended December 31, 2011 incorporated by reference in this prospectus.

Historically, CNH has developed a variety of relationships, and engaged in a number of transactions, with various Fiat or Fiat Industrial Group companies. See “Note 21: Related Party Information” of the CNH 2012 Form 20-F incorporated by reference in this prospectus in the notes to CNH’s consolidated financial statements for the year ended December 31, 2012 for further information regarding CNH’s relationships and transactions with Fiat and Fiat Industrial. Following the Demerger effected on January 1, 2011, Fiat has no obligation to provide assistance to CNH or its subsidiaries other than pursuant to contractual agreements that have been negotiated between the applicable parties.

In connection with the Demerger transaction Fiat and Fiat Industrial entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the various service provider subsidiaries of such entities provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. In March 2011, upon review and recommendation of a Special Committee of independent Board members, the CNH Board of Directors approved the MSA and the applicable related Opt-In letters.

THE DUTCHCO SHARES, ARTICLES OF ASSOCIATION AND

TERMS AND CONDITIONS OF THE SPECIAL VOTING SHARES

DutchCo was incorporated as a public limited liability company (naamloze vennootschap) under the laws of the Netherlands on November 23, 2012 in contemplation of the Merger. DutchCo’s corporate seat (statutaire zetel) is in Amsterdam, the Netherlands, and its registered office and principal place of business is located at Cranes Farm Road, Basildon, Essex SS14 3AD, United Kingdom. Its telephone number is +44 1268 533000.

Following is a summary of material information relating to the DutchCo common shares at and following the time of effectiveness of the FI Merger, including summaries of certain provisions of the DutchCo Articles of Association, the terms and conditions in respect of the special voting shares and the applicable Dutch law in effect at the date of this prospectus. The summaries of the DutchCo Articles of Association and the Terms and Conditions of Special Voting Shares as set forth in this prospectus are qualified in their entirety by reference to the full text of the DutchCo Articles of Association, an English translation of which is attached hereto as Appendix D, and the DutchCo’s Terms and Conditions of Special Voting Shares, attached hereto as Appendix E, respectively.

Share Capital

The authorized share capital of DutchCo is forty million Euro (€40,000,000), divided into two billion (2,000,000,000) common shares, nominal value of one Euro cent (€0.01) per share and two billion (2,000,000,000) special voting shares, nominal value of one Euro cent (€0.01) per share. DutchCo has not increased its share capital during the last three years or issued convertible or exchangeable bonds, warrants, options or other securities granting rights to DutchCo common shares.

In the United States, the registered DutchCo common shares are evidenced either by certificates or by entries in the book-entry system maintained by The Depository Trust Company (New York registry shares). Please refer to “—Transfer of Shares” for an explanation of the transfer of DutchCo common shares that are entered into a book-entry system.

New York registry shares may be held by residents as well as non-residents of the Netherlands. Upon presentation to the DutchCo transfer agent in the Netherlands, [—], of a certificate representing DutchCo common shares, accompanied by a request that the DutchCo common shares represented by such certificate be exchanged for a certificate representing New York registry shares, the Netherlands transfer agent will instruct DutchCo’s New York transfer agent, [—], to issue New York registry shares in respect of those DutchCo common shares. Similarly, upon presentation to the New York transfer agent of a certificate representing New York registry shares accompanied by an appropriate request, the New York transfer agent will instruct DutchCo’s Dutch transfer, [—], agent to issue a certificate representing DutchCo common shares. Transfers of bearer shares, which are negotiable instruments, are accomplished by surrender of the share certificates. New York registry shares may be transferred on the books maintained for us by the New York transfer agent.

Directors

Set forth below is a summary description of the material provisions of the DutchCo Articles of Association, effective [—] (the “Articles of Association”), relating to our directors. The summary does not reinstate the Articles of Association in their entirety.

DutchCo’s directors serve on the DutchCo Board of Directors for a term of approximately [one year], such term ending on the day that the first annual general meeting of the shareholders is held in the following calendar year. The shareholders appoint the directors of the DutchCo Board of Directors at a general meeting. Each director may be reappointed at any subsequent general meeting of shareholders. The general meeting of shareholders shall determine whether a director is an executive director or a non-executive director.

The company shall have a policy in respect of the remuneration of the members of the DutchCo Board of Directors. With due observation of the remuneration policy, the DutchCo Board of Directors may determine the remuneration for the directors in respect of the performance of their duties. The DutchCo Board of Directors shall submit to the general meeting of shareholders for its approval plans to award shares or the right to subscribe for shares.

The company shall not grant the directors any personal loans or guarantees unless in the normal course of business, as regards executive directors on terms applicable to the personnel as a whole, and after approval of the DutchCo Board of Directors.

Loyalty Voting Structure

In connection with the Merger, DutchCo will issue special voting shares with a nominal value of one Euro cent (€0.01) per share, to those shareholders of CNH and Fiat Industrial who elect to receive such special voting shares upon closing of the Merger in addition to DutchCo common shares, provided they meet the conditions more fully described under “—Terms and Conditions of the Special Voting Shares” below.

The DutchCo common shares with respect to which special voting shares are allocated (“Qualifying Common Shares”) will be registered in a separate register (the “Loyalty Register”) of DutchCo. Pursuant to DutchCo’s Articles of Association, and for so long as they remain in such register, such Qualifying Common Shares cannot be sold, disposed of, transferred, pledged or subjected to any lien, fixed or floating charge or other encumbrance, except in very limited circumstances, (i.e., essentially, in the case of transfers to affiliates or in the case of succession or donation among natural persons, of the associated common shares).

Following the Merger, DutchCo’s shareholders who seek to qualify to receive special voting shares can also request to have their DutchCo common shares registered in the Loyalty Register. Upon registration in the Loyalty Register such shares will be eligible to be treated as Qualifying Common Shares, provided they meet the conditions more fully described under “—Terms and Conditions of the Special Voting Shares” below.

The special voting shares cannot be traded and they have only minimal economic entitlements. Such economic entitlements are designed to comply with Dutch law but are immaterial for investors. In addition, they carry the same voting rights as DutchCo common shares.

At any time, a holder of Qualifying Common Shares may request the de-registration of such shares from the Loyalty Register and free trading thereof in the regular trading system (the “Regular Trading System”). Upon the de-registration from the Loyalty Register, such shares will cease to be Qualifying Common Shares and will be freely tradable and the corresponding special voting shares must be transferred to DutchCo for no consideration (om niet).

Terms and Conditions of the Special Voting Shares

Certain terms and conditions (the “Terms and Conditions”) will apply to the issuance, allocation, acquisition, holding, repurchase and transfer of special voting shares in the share capital of DutchCo.

Application for Special Voting Shares

In connection with the Merger, Fiat Industrial shareholders and CNH shareholders will be entitled to elect to participate in the loyalty voting structure upon closing of the Merger as described below. Prior to the extraordinary general meetings of Fiat Industrial and CNH at which the Merger Plan will be submitted for approval, an election form will be made available to the Fiat Industrial shareholders and CNH shareholders on Fiat Industrial’s website (www.fiatindustrial.com/InvestorRelations/ShareholderInfo/ShareholderMeetings) and on CNH’s website (www.cnh.com/investors). Shareholders who wish to elect to participate in the loyalty voting structure with respect to all or some of the DutchCo common shares they are entitled to receive in the Merger would be required to submit such election in the applicable form attached hereto as Appendix F no later than [3-5] business days after the relevant extraordinary general meeting. Immediately after the closing of the Merger, Fiat Industrial shareholders and CNH shareholders that (i) were present or represented (by proxy) at the relevant extraordinary general meeting, (ii) timely submitted the election form and the power of attorney, (iii) continued to hold the relevant shares continuously during the period between the record date preceding the applicable extraordinary general meeting and the effective date of the Merger and (iv) submitted a confirmation statement from their brokers in respect thereof on or prior to the applicable Merger execution date, will have their DutchCo common shares registered in the Loyalty Register. Following such registration, a corresponding number of special voting shares will be allocated to the holders of the DutchCo common shares, so that the additional voting rights can be exercised at the first DutchCo’s shareholders’ meeting following the registration.

Subsequently, after closing of the Merger, a DutchCo shareholder may at any time elect to participate in the loyalty voting structure by requesting DutchCo that register all or some of the DutchCo common shares held by such DutchCo shareholder in the Loyalty Register. If such DutchCo common shares have been registered in the Loyalty Register (and thus [taken out of/blocked from trading in] the Regular Trading system) for an uninterrupted period of three years in the name of the same shareholder, the holder of such DutchCo common shares will be entitled to receive one special voting share for each such DutchCo common share that has been registered. If at any moment in time such DutchCo common shares are de-registered from the Loyalty Register for whatever reason, the relevant shareholder loses its entitlement to hold a corresponding number of special voting shares.

Withdrawal of Special Voting Shares

As described above, a holder of Qualifying Common Shares may request [that some or all of its Qualifying Common Shares be moved back to the Regular Trading System / for the block on trading in the Regular Trading System to be undone] which will allow such shareholder to freely trade its DutchCo common shares. From the moment of such request, the holder of Qualifying Common Shares shall be considered to have waived his rights to cast any votes associated to such Qualifying Common Shares. Any such request would automatically trigger a mandatory transfer requirement pursuant to which the special voting shares will be acquired by DutchCo for no consideration. DutchCo may continue to hold the special voting shares as treasury stock, but will not be entitled to vote any such treasury stock. Alternatively, DutchCo may withdraw and cancel the special voting shares as a result of which the nominal value of such shares will be allocated to the Special Capital Reserves. Consequently, the loyalty voting feature will terminate as to the relevant Qualifying Common Shares in the Loyalty Register upon such common shares moving back to the Regular Trading System / the block on trading in the Regular Trading System being undone.

Change of Control

A shareholder must promptly notify DutchCo upon the occurrence of a change of control as defined in the DutchCo Articles of Association. The change of control will trigger the de-registration of the relevant Qualifying Common Shares in the Loyalty Register. The special voting rights will be suspended upon a direct or indirect change of control in respect of such Qualifying Common Shares that are registered in the Loyalty Register.

For the purposes of this section a “change of control” shall mean, in respect of any DutchCo shareholder that is not an individual (natuurlijk persoon), any direct or indirect transfer in one or a series of related transactions of (1) the ownership or control in respect of 50% or more of the voting rights of such DutchCo shareholder, (2) the de facto ability to direct the casting of 50% or more of the votes exercisable at general meetings of such DutchCo shareholder, and/or (3) the ability to appoint or remove half or more of the directors, executive directors or board members or executive officers of such DutchCo shareholder or to direct the casting of 50% or more of the voting rights at meetings of the board, governing body or executive committee of such DutchCo shareholder; provided that no change of control shall be deemed to have occurred if (i) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to the fourth degree or (ii) the fair market value of the Qualifying Common Shares held by such DutchCo shareholder represent less than 20% of the total assets of the transferred group at the time of the transfer and the Qualifying Common Shares, in the sole judgment of DutchCo, are not otherwise material to the Transferred Group or the change of control transaction. “Transferred group” shall mean the relevant shareholder together with its affiliates, if any, over which control was transferred as part of the same change of control transaction within the meaning of this definition.

Breach, Compensation Payment

In the event of a breach of any of the covenants and transfer restrictions described above, the relevant Shareholder shall without prejudice to DutchCo’s right to request specific performance, be bound to pay to DutchCo an amount equal to the average closing price of a Common Share on the NYSE calculated on the basis of the period of 20 trading days prior to the day of the breach or, if such day is not a Business Day, the preceding Business Day, multiplied by the number of special voting shares that are affected by the relevant breach.

Liability to Further Capital Calls

All of the outstanding DutchCo common shares are fully paid and non-assessable.

Discriminating Provisions

There are no provisions of the DutchCo Articles of Association that discriminate against a shareholder because of its ownership of a substantial number of shares.

Additional Issuances and Rights of Preference

Issuance of Shares

The general meeting of shareholders (the “General Meeting”) has the authority to resolve on any issuance of shares. In such a resolution, the General Meeting must determine the price and other terms of issuance. The Board of Directors of DutchCo may have the power to issue shares if it has been authorized to do so by the shareholders at a general meeting. Under Dutch law, such authorization may not exceed a period of five years, but may be renewed by a resolution of the General Meeting for subsequent five-year periods at any time. Unless otherwise specified in the resolution, such authority is irrevocable and the General Meeting shall, for as long as any such designation of the Board of Directors for this purpose is in force, no longer have authority to decide on the issuance of shares. In the resolution authorizing the Board of Directors, the class of shares and the maximum number of shares that the Board of Directors is authorized to issue must be determined. Such a resolution could also contain other terms of issuance.

Pursuant to the DutchCo Articles of Association, which will become effective as per the FI Merger, the Board of Directors will be designated as the competent body to issue shares and to grant rights to subscribe for shares for an initial period of five years. The General Meeting will then resolve on any subsequent period up to a maximum of five years.

No resolution of the General Meeting or the Board of Directors is required for an issuance of shares pursuant to the exercise of a previously granted right to subscribe for shares. In turn, such rights will have been granted pursuant to a resolution.

Rights of Pre-emption

Under Dutch law and the DutchCo Articles of Association, each shareholder will have a right of pre-emption in proportion to the aggregate nominal value of its shareholding upon the issuance of new DutchCo common shares (or the granting of rights to subscribe for common shares). Exceptions to this right of pre-emption include the issuance of new DutchCo common shares (or the granting of rights to subscribe for common shares): (i) to employees of DutchCo or another member of its Group, (ii) against payment in kind (contribution other than in cash) and (iii) to persons exercising a previously granted right to subscribe for DutchCo common shares.

In the event of an issuance of special voting shares, shareholders shall not have any right of pre-emption.

Upon a proposal of DutchCo’s Board of Directors, DutchCo’s General Meeting may resolve to limit or exclude the rights of pre-emption upon an issuance of DutchCo common shares, which resolution requires approval of at least two-thirds of the votes cast, if less than half of the issued share capital is represented at the General Meeting. DutchCo’s General Meeting may also designate the Board of Directors to resolve to limit or exclude the rights of pre-emption in relation to the issuance of DutchCo common shares. Pursuant to Dutch law, this designation may be granted to the Board of Directors for a specified period of time of not more than five years and only if the Board of Directors has also been designated or is simultaneously designated the authority to resolve to issue DutchCo common shares.

Prior to the Merger, DutchCo’s General Meeting is expected to resolve to designate the Board of Directors as the competent body to limit or exclude the rights of pre-emption upon the issuance of common shares for a period of five years, together with the designation of the Board of Directors as the competent body to issue common shares. See “—Issuance of Shares” above.

Repurchase of Shares

DutchCo may acquire its own shares at any time for no consideration (om niet), or subject to certain provisions of Dutch law and the DutchCo Articles of Association, if: (i) DutchCo’s shareholders’ equity less the payment required to make the acquisition does not fall below the sum of called-up and paid-in share capital and any statutory reserves, (ii) DutchCo and its subsidiaries would thereafter not hold shares or hold a pledge over DutchCo common shares with an aggregate nominal value exceeding 50% of the DutchCo’s issued share capital and (iii) the Board of Directors has been authorized to do so by the General Meeting.

The acquisition of fully paid-up shares by DutchCo other than for no consideration requires authorization by DutchCo’s General Meeting. Such authorization may be granted for a period not exceeding 18 months and shall specify the number of shares, the manner in which the shares may be acquired and the price range within which shares may be acquired. The authorization is not required for the acquisition of shares for employees of DutchCo or another member of its Group, under a scheme applicable to such employees and no authorization is required for repurchase of shares acquired under universal title of succession (algemene titel). Such shares must be officially listed on a price list of an exchange.

Prior to the Merger, the General Meeting is expected to resolve to designate the Board of Directors as the competent body to acquire DutchCo’s fully paid up DutchCo common shares other than for no consideration for a period of 18 months.

No votes may be cast at a General Meeting on the DutchCo shares held by DutchCo or its subsidiaries. Nonetheless, the holders of a right of usufruct and the holders of a right of pledge in respect of shares held by DutchCo and its subsidiaries in DutchCo’s share capital are not excluded from the right to vote on such shares, if the right of usufruct or the right of pledge was granted prior to the time such shares were acquired by DutchCo or its subsidiaries. Neither DutchCo nor any of its subsidiaries may cast votes in respect of a share on which it or its subsidiaries holds a right of usufruct or a right of pledge. Currently, none of the DutchCo common shares are held by it or its subsidiaries.

Reduction of Share Capital

Shareholders at a General Meeting have the power to cancel shares acquired by DutchCo or to reduce the nominal value of the shares. A resolution to reduce the share capital requires a majority of at least two-thirds of the votes cast at the General Meeting, if less than one-half of the issued capital is present or represented at the meeting. Any proposal for cancellation or reduction of nominal value is subject to general requirements of Dutch law with respect to reduction of share capital. There are no provisions of the DutchCo Articles of Association that provide for or prohibit a sinking fund.

Transfer of Shares

In accordance with the provisions of Dutch law, the transfer or creation of shares or a right in rem thereon requires a deed of transfer executed before a Dutch civil law notary, unless shares are (or shall shortly be) admitted to trading on a regulated market or multilateral trading facility as referred to in Article 1:1 of the Dutch Financial Supervision Act or a system comparable to a regulated market or multilateral trading facility.

The transfer of DutchCo common shares that have not been entered into a book-entry system will be effected in accordance with Article 11 of the DutchCo Articles of Association.

Common shares that have been entered into a book-entry system will be registered in the name of the depository trust. Article 11 of the DutchCo Articles of Association does not apply to the trading of such DutchCo common shares on a regulated market or the equivalent thereof.

In the United States, registered DutchCo common shares are evidenced either by certificates or by entries in the book-entry system maintained by The Depository Trust Company (“DTC”). Transfer of registered certificates is effected by presenting and surrendering the certificates to [—], DutchCo’s transfer agent in New York. A valid transfer requires the registered certificates to be properly endorsed for transfer as provided for in the certificates and accompanied by proper instruments of transfer and stock transfer tax stamps for, or funds to pay, any applicable stock transfer taxes. The transfer of uncertificated shares is effected by the transfer agent causing the appropriate electronic transfer to be made in DTC’s book-entry system.

DutchCo common shares are freely transferrable. Special voting shares may not be transferred except as set forth below.

At any time, a holder of DutchCo common shares that are Qualifying Common Shares wishing to transfer such common shares must first request a de-registration of such Qualifying Common Shares from the Loyalty Register [and to move back into / undo the block on trading in] the Regular Trading System. After de-registration from the Loyalty Register, such DutchCo common shares no longer qualify as Qualifying Common Shares and, as a result, the holder of such DutchCo common shares is required to offer and transfer the special voting shares associated with the transferred DutchCo common shares to DutchCo for no consideration (om niet). Transfers of special voting shares other than to DutchCo are prohibited, except with the approval of the Board of Directors. The Board of Directors will not grant its approval to any transfer to third parties, even if so requested.

Annual Accounts and Independent Auditor

DutchCo’s financial year will be the calendar year. Pursuant to DutchCo’s deed of incorporation, the first financial year of DutchCo will end on December 31, 2013. Within four months after the end of each financial year, the Board of Directors will prepare the annual accounts, which must be accompanied by an annual report auditor’s report and will make the accounts and annual report available for inspection at DutchCo’s registered office. All members of the Board of Directors are required to sign the annual accounts and in case the signature of any member is missing, the reason for this must be stated. The annual accounts are to be adopted by the General Meeting at the annual general meeting of shareholders, at which meeting the members of the Board of Directors will be discharged in respect of their management during the relevant financial year insofar this appears from the annual accounts. The annual accounts, the annual report and independent auditor’s report are made available through DutchCo’s website to the shareholders for review as from the day of the notice convening the annual general meeting of shareholders.

Payment of Dividends

DutchCo may make distributions to the shareholders and other persons entitled to the distributable profits only to the extent that its shareholders’ equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with Dutch law. No distribution of profits may be made to DutchCo itself for shares that DutchCo holds in its own share capital.

DutchCo may only make a distribution of dividends to the shareholders after the adoption of its statutory annual accounts demonstrating that such distribution is legally permitted. The Board of Directors may determine that dividends or interim dividends shall be paid, in whole or in part, from DutchCo’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of DutchCo and provided further that the policy of DutchCo on additions to reserves and dividends is duly observed.

DutchCo maintains a separate dividend reserve for the special voting shares for the purpose of the allocation of the mandatory minimal profits that accrue to the special voting shares. The special voting shares do not carry any entitlement to any other reserve. Any distribution out of the special voting rights dividend reserve or the partial or full release of such reserve requires a prior proposal from the Board of Directors and a subsequent resolution of the general meeting of holders of special voting shares.

Insofar as the profits have not been distributed or allocated to the reserves, they may be subject to approval at the General Meeting to be distributed as dividends on the DutchCo common shares only. The general meeting of shareholders may resolve, on the proposal of the Board of Directors, to declare and distribute dividends in United States dollars. The Board of Directors may decide, subject to the approval of the general meeting of shareholders and the Board of Directors having been designated as the body competent to pass a resolution for the issuance of shares, that a distribution shall, wholly or partially, be made in the form of shares.

The right to dividends and distributions will lapse if the dividends or distributions are not claimed within five years following the day after the date on which they were first made available.

General Meetings and Voting Rights

Annual Meeting

An annual general meeting of shareholders must be held within six months from the end of DutchCo’s preceding financial year. The purpose of the annual general meeting of shareholders is to discuss inter alia the annual report, the adoption of the annual accounts, allocation of profits (including the proposal to distribute dividends), release of members of the Board of Directors from liability for their management and supervision, and other proposals brought up for discussion by the Board of Directors.

General Meeting of Shareholders and Place of Meetings

Other General Meetings will be held if requested by the Board of Directors, the chairman or co-chairman of the Board of Directors, the Senior Independent Board Member or the chief executive officer, or by the written request (stating the exact subjects to be discussed) of one or more shareholders representing in aggregate at least 10% of the issued share capital of the company (taking into account the relevant provisions of Dutch law, and the DutchCo Articles of Association and the applicable stock exchange regulations). General Meetings will be held in Amsterdam or Haarlemmermeer (Schiphol Airport), the Netherlands.

Convocation Notice and Agenda

General Meetings can be convened by a notice, specifying the subjects to be discussed, the place and the time of the meeting and admission and participation procedure, issued at least forty-two days before the meeting. All convocations, announcements, notifications and communications to shareholders must be made on the company’s corporate website in accordance with the relevant provisions of Dutch law. The agenda for a General Meeting may contain the items requested by such number of shareholders who, by law, are entitled to make such proposals. Requests must be made in writing, including the reasons for adding the relevant item on the agenda, and received by the Board of Directors at least 60 days before the day of the meeting.

Admission and Registration

Each shareholder entitled to vote, and each person holding a usufruct to whom the right to vote on the DutchCo common shares accrues, shall be authorized to attend the general meeting of shareholders, to address the general meeting and to exercise its voting rights. The Board of Directors shall set a registration date on the 28th day prior to the general meeting so as to establish which shareholders are entitled to attend and vote at the general meeting. Only holders of shares at such registration date are entitled to attend and vote at the general meeting. The convocation notice for the meeting shall state the registration date and the manner in which the persons entitled to attend the general meeting may register and exercise their rights.

Those entitled to attend a General Meeting may be represented at a General Meeting by a proxy authorized in writing. The requirement that a proxy must be in written form is also fulfilled when it is recorded electronically.

Members of the Board of Directors have the right to attend a General Meeting. In these General Meetings they have an advisory role.

Voting Rights

Each DutchCo common share and each special voting share confers the right on the holder to cast one vote at a General Meeting. Resolutions are passed by a simple majority of the votes cast, unless Dutch law or the DutchCo Articles of Association prescribes a larger majority. Under Dutch law and/or the DutchCo Articles of Association, the following matters require at least two-thirds of the votes cast at a meeting if less than half of the issued share capital is present or represented:

•	a resolution to reduce the issued share capital;

•	a resolution to amend the Articles of Association of DutchCo;

•	a resolution to restrict or exclude rights of pre-emption;

•	a resolution to designate the Board of Directors as authorized to restrict or exclude rights of pre-emption; or

•	a resolution to enter into a legal merger or a legal demerger.

Shareholders’ Votes on Certain Transactions

Any important change in the identity or character of DutchCo must be approved by shareholders, including (i) the transfer to a third party of the business of DutchCo or practically the entire business of DutchCo; (ii) the entry into or breaking off of any long-term cooperation of DutchCo or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry into or breaking off is of far-reaching importance to DutchCo; and (iii) the acquisition or disposal by DutchCo or a subsidiary of an interest in the capital of a company with a value of at least one-third of DutchCo’s assets according to the consolidated statement of financial position with explanatory notes included in the last adopted annual accounts of DutchCo.

Amendments to the DutchCo Articles of Association, including Variation of Rights

A resolution of the General Meeting to amend the DutchCo Articles of Association or to wind up DutchCo may be approved only if proposed by the Board of Directors and must be approved by a vote of a majority of at least two-thirds of the votes cast if less than one-half of the issued share capital is represented at such General Meeting.

The rights of shareholders may be changed only by amending the DutchCo Articles of Association.

Dissolution and Liquidation

The General Meeting may resolve to dissolve DutchCo, upon a proposal of the Board of Directors thereto. A majority of at least two-thirds of the votes cast shall be required if less than one-half of the issued capital is represented at the meeting. In the event of dissolution, DutchCo will be liquidated in accordance with Dutch law and the DutchCo Articles of Association and the liquidation shall be arranged by the Board of Directors, unless the General Meeting appoints other liquidators. During liquidation, the provisions of the DutchCo Articles of Association will remain in force as long as possible.

If DutchCo is dissolved and liquidated, whatever remains of DutchCo’s equity after all its debts have been discharged shall first be applied to distribute the aggregate balance of share premium reserves and other reserves to holders of DutchCo common shares in proportion to the aggregate nominal value of the DutchCo common shares held by each holder; secondly, from any balance remaining, an amount equal to the aggregate amount of the nominal value of the DutchCo common shares will be distributed to the holders of DutchCo common shares in proportion to the aggregate nominal value of DutchCo common shares held by each of them; thirdly, from any balance remaining, an amount equal to the aggregate amount of the special voting shares dividend reserve will be distributed to the participants of the loyalty voting structure in proportion to the aggregate nominal value of the special voting shares held by each of them; and lastly, from any balance remaining, the aggregate amount of the nominal value of the special voting shares will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each.

Liability of Directors and Chief Executive Officer

Under Dutch law, the management of a company is a joint undertaking and each member of the Board of Directors can be held jointly and severally liable to DutchCo for damages in the event of improper or negligent performance of their duties. Further, members of the Board of Directors can be held liable to third parties based on tort, pursuant to certain provisions of the Dutch Civil Code. The tasks of the executive and non-executive directors in a one-tier board such as DutchCo’s Board of Directors may be allocated under or pursuant to the DutchCo Articles of Association, provided that the General Meeting has stipulated whether a director is appointed as executive or as non-executive director and furthermore provided that the task to supervise the performance by the directors of their duties can only be performed by the non-executive directors. In addition, an executive director may not be appointed chairman of the board or delegated the task of establishing the remuneration of executive directors, or nominating directors for appointment. Tasks that have not been allocated fall within the power of the board as a whole. Regardless of an allocation of tasks, all directors remain collectively responsible for proper management. All directors are jointly and severally liable for failure of one or more co-directors. An individual director is only exempted from liability if he proves that he cannot be held seriously culpable for the mismanagement and that he has not been negligent in seeking to prevent the consequences of the mismanagement. In this regard a director may, however, refer to the allocation of tasks between the directors. In certain circumstances, directors may incur additional specific civil and criminal liabilities.

Indemnification of Directors and Officers

Under Dutch law, indemnification provisions may be included in a company’s articles of association. Under the DutchCo Articles of Association, DutchCo is required to indemnify its directors, officers, former directors, former officers and any person who may have served at DutchCo’s request as a director or officer of another company in which DutchCo owns shares or of which DutchCo is a creditor, against any and all expenses actually and necessarily incurred by any of them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been a director or officer of DutchCo, or of such other company, except in relation to matters as to which any such person is judged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. This indemnification by DutchCo is not exclusive of any other rights to which those indemnified may be entitled otherwise. In accordance with the merger agreement, DutchCo is required to maintain in effect, for a period of six years from the effectiveness of the CNH Merger, directors’ and officers’ liability insurance policies of Fiat Industrial and CNH (including, for the avoidance of doubt, all current directors of CNH) for actions taken by such persons prior to the date of closing of the Merger on terms no less favorable than the terms of such current insurance coverage. DutchCo expects to purchase directors’ and officers’ liability insurance for the members of the Board of Directors and certain other officers, substantially in line with that purchased by similarly situated companies.

Insofar as indemnification of liabilities arising under the U.S. Securities Act of 1933, as amended (the “Securities Act”), may be permitted to members of the Board of Directors, officers or persons controlling DutchCo pursuant to the foregoing provisions, DutchCo has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable.

Dutch Corporate Governance Code

The Dutch Corporate Governance Code contains principles and best practice provisions that regulate relations between the board and the shareholders (e.g. the General Meeting). The Dutch Corporate Governance Code is divided into five sections which address the following topics: (i) compliance with and enforcement of the Dutch Corporate Governance Code; (ii) the management board, including matters such as the composition of the board, selection of board members and director qualification standards, director responsibilities, board committees and term of appointment; (iii) the supervisory board; (iv) the shareholders and the general meeting of shareholders; and (v) the audit of the financial reporting and the position of the internal audit function and the external auditor.

Dutch companies whose shares are listed on a government-recognized stock exchange, such as the NYSE or the MTA, are required under Dutch law to disclose in their annual reports whether or not they apply the provisions of the Dutch Corporate Governance Code and, in the event that they do not apply a certain provision, to explain the reasons why they have chosen to deviate.

DutchCo acknowledges the importance of good corporate governance and supports the best practice provisions of the Dutch Corporate Governance Code. Therefore, DutchCo intends to comply with the relevant best practice provisions of the Dutch Corporate Governance Code except as may be noted from time to time in DutchCo’s annual reports.

Disclosure of Holdings

As soon as the DutchCo common shares are listed on the MTA, chapter 5.3 of the Dutch Financial Supervision Act will apply, pursuant to which any person who, directly or indirectly, acquires or disposes of a capital interest and/or voting rights in DutchCo must immediately give written notice to the Netherlands Authority for the financial Markets (Stichting Autoriteit Financiële Markten, the “AFM”) of such acquisition or disposal by means of a standard form if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person reaches, exceeds or falls below the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, inter alia, be taken into account: (i) shares and/or voting rights directly held (or acquired or disposed of) by any person, (ii) shares and/or voting rights held (or, acquired or disposed of) by such person’s controlled entities or by a third party for such person’s account, (iii) voting rights held (or acquired or disposed of) by a third party with whom such person has concluded an oral or written voting agreement, (iv) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights in consideration for a payment, and (v) shares which such person, or any controlled entity or third party referred to above, may acquire pursuant to any option or other right to acquire shares.

As a consequence of the above, special voting shares shall be added to DutchCo common shares for the purposes of the above thresholds.

Controlled entities (within the meaning of the Dutch Financial Supervision Act) do not themselves have notification obligations under the Dutch Financial Supervision Act as their direct and indirect interests are attributed to their (ultimate) parent. If a person who has a 3% or larger interest in DutchCo’s share capital or voting rights ceases to be a controlled entity it must immediately notify the AFM and all notification obligations under the Dutch Financial Supervision Act will become applicable to such former controlled entity.

Special rules apply to the attribution of shares and/or voting rights which are part of the property of a partnership or other form of joint ownership. A holder of a pledge or right of usufruct in respect of shares can also be subject to notification obligations, if such person has, or can acquire, the right to vote on the shares. The acquisition of (conditional) voting rights by a pledgee or beneficial owner may also trigger notification obligations as if the pledgee or beneficial owner were the legal holder of the shares and/or voting rights.

Furthermore, when calculating the percentage of capital interest, a person is also considered to be in possession of shares if (i) such person holds a financial instrument the value of which is (in part) determined by the value of the shares or any distributions associated therewith and which does not entitle such person to acquire any shares, (ii) such person may be obliged to purchase shares on the basis of an option, or (iii) such person has concluded another contract whereby such person acquires an economic interest comparable to that of holding a share.

If a person’s capital interest and/or voting rights reaches, exceeds or falls below the above-mentioned thresholds as a result of a change in DutchCo’s issued and outstanding share capital or voting rights, such person is required to make a notification not later than on the fourth trading day after the AFM has published DutchCo’s notification as described below.

DutchCo is required to notify the AFM promptly of any change of 1% or more in its issued and outstanding share capital or voting rights since a previous notification. Other changes in DutchCo’s issued and outstanding share capital or voting rights must be notified to the AFM within eight days after the end of the quarter in which the change occurred.

Each person whose holding of capital interest or voting rights at the date DutchCo common shares are listed on the MTA amounts to 3% or more of DutchCo’s issued and outstanding share capital, must notify the AFM of such holding without delay. Furthermore, each member of the Board of Directors must notify the AFM:

•

immediately after DutchCo common shares are listed on the MTA of the number of shares he/she holds and the number of votes he/she is entitled to cast in respect of DutchCo’s issued and outstanding share capital, and

•

subsequently of each change in the number of shares he/she holds and of each change in the number of votes he/she is entitled to cast in respect of DutchCo’s issued and outstanding share capital, immediately after the relevant change.

The AFM keeps a public register of all notifications made pursuant to these disclosure obligations and publishes any notification received.

Non-compliance with these disclosure obligations is an economic offense and may lead to criminal prosecution. The AFM may impose administrative penalties for non-compliance, and the publication thereof. In addition, a civil court can impose measures against any person who fails to notify or incorrectly notifies the AFM of matters required to be notified. A claim requiring that such measures be imposed may be instituted by DutchCo and/or by one or more shareholders who alone or together with others represent at least 3% of the issued and outstanding share capital of DutchCo or are able to exercise at least 3% of the voting rights. The measures that the civil court may impose include:

•	an order requiring appropriate disclosure;

•	suspension of the right to exercise the voting rights for a period of up to three years as determined by the court;

•

voiding a resolution adopted by the General Meeting, if the court determines that the resolution would not have been adopted but for the exercise of the voting rights of the person with a duty to disclose, or suspension of a resolution adopted by the general meeting of shareholders until the court makes a decision about such voiding; and

•	an order to refrain, during a period of up to five years as determined by the court, from acquiring shares and/or voting rights in DutchCo.

Shareholders are advised to consult with their own legal advisers to determine whether the disclosure obligations apply to them.

Mandatory Bid Requirement

Under Dutch law any person, acting alone or in concert with others, who, directly or indirectly, acquires 30% or more of DutchCo’s voting rights after the DutchCo common shares are listed on the MTA will be obliged to launch a public offer for all outstanding shares in DutchCo’s share capital. An exception is made for shareholders who, whether alone or acting in concert with others, have an interest of at least 30% of DutchCo’s voting rights before the shares are first listed on the MTA and who still have such an interest after such first listing. It is expected that immediately after the first listing of DutchCo common shares on the MTA Exor will hold more than 30% of DutchCo’s voting rights. It is therefore expected that Exor’s interest in DutchCo will be grandfathered and that the exception will apply to it upon such first listing and will continue to apply to it for as long as its holding of shares represents over 30% of DutchCo’s voting rights.

Compulsory Acquisition

Pursuant to article 2:92a of the Dutch Civil Code, a shareholder who, for its own account, holds at least 95% of the issued share capital of DutchCo may institute proceedings against the other shareholders jointly for the transfer of their shares to it. The proceedings are held before the Enterprise Chamber and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure. The Enterprise Chamber may grant the claim for the squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three expert(s) who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to it. Unless the addresses of all of them are known to it, it must also publish the same in a Dutch daily newspaper with a national circulation.

In addition, pursuant to article 2:359c of the Dutch Civil Code, following a public offer, a holder of at least 95% of the issued share capital and voting rights of DutchCo has the right to require the minority shareholders to sell their shares to it. Any such request must be filed with the Enterprise Chamber within three months after the end of the acceptance period of the public offer. Conversely, pursuant to article 2:359d of the Dutch Civil Code each minority shareholder has the right to require the holder of at least 95% of the issued share capital and voting rights of DutchCo to purchase its shares in such case. The minority shareholder must file such claim with the Enterprise Chamber within three months after the end of the acceptance period of the public offer.

Disclosure of Trades in Listed Securities

Pursuant to the Dutch Financial Supervision Act, each of the members of the Board of Directors and any other person who has managerial responsibilities within DutchCo and who in that capacity is authorized to make decisions affecting the future developments and business prospects of DutchCo and who has regular access to inside information relating, directly or indirectly, to DutchCo (each, an “Insider”) must notify the AFM of all transactions, conducted or carried out for his/her own account, relating to DutchCo common shares or financial instruments, the value of which is (in part) determined by the value of DutchCo shares.

In addition, persons designated by the Market Abuse Decree (the “Market Abuse Decree”) who are closely associated with members of the Board of Directors or any of the Insiders must notify the AFM of all transactions conducted for their own account relating to DutchCo’s shares or financial instruments, the value of which is (in part) determined by the value of DutchCo’s shares. The Market Abuse Decree designates the following categories of persons: (i) the spouse or any partner considered by applicable law as equivalent to the spouse, (ii) dependent children, (iii) other relatives who have shared the same household for at least one year at the relevant transaction date, and (iv) any legal person, trust or partnership, among other things, whose managerial responsibilities are discharged by a member of the Board of Directors or any other Insider or by a person referred to under (i), (ii) or (iii) above.

The AFM must be notified of transactions effected in either DutchCo’s shares or financial instruments, the value of which is (in part) determined by the value of DutchCo’s shares, no later than the fifth business day following the transaction date by means of a standard form. Notification may be postponed until the date that the value of the transactions carried out on a person’s own account, together with the transactions carried out by the persons associated with that person, reaches or exceeds the amount of €5,000 in the calendar year in question. The AFM keeps a public register of all notifications made pursuant to the Dutch Financial Supervision Act.

Non-compliance with these reporting obligations under the Dutch Financial Supervision Act could lead to criminal penalties, administrative fines and cease-and-desist orders (and the publication thereof), imprisonment or other sanctions.

Shareholder Disclosure and Reporting Obligations under U.S. Law

Holders of DutchCo shares are subject to certain U.S. reporting requirements under the Exchange Act for shareholders owning more than 5% of any class of equity securities registered pursuant to Section 12 of the Exchange Act. Among the reporting requirements are disclosure obligations intended to keep investors aware of significant accumulations of shares that may lead to a change of control of an issuer.

If DutchCo were to fail to qualify as a foreign private issuer in the future, Section 16(a) of the Exchange Act would require DutchCo’s directors and executive officers, and persons who own more than 10% of a registered class of DutchCo’s equity securities, to file reports of ownership of, and transactions in, DutchCo’s equity securities with the SEC. Such directors, executive officers and 10% stockholders would also be required to furnish DutchCo with copies of all Section 16 reports they file.

Further disclosure requirements shall apply to DutchCo under Italian law by virtue of the listing of DutchCo’s shares on the MTA. Summarized below are the most significant disclosure requirements to be complied with by DutchCo. Further requirements may be imposed by CONSOB and/or Borsa Italiana S.p.A. upon admission to listing of DutchCo’s shares on the MTA.

The breach of the obligations described below may be used in the application of fines and criminal penalties (including, for instance, those provided for insider trading and market manipulation).

Disclosure of Inside Information

Pursuant to the Legislative Decree no. 58/1998 (the “Italian Financial Act”), DutchCo shall disclose to the public, without delay, any inside information which: (i) is specific, (ii) has not been made public, (iii) relates, directly or indirectly, to DutchCo or DutchCo’s shares, and (iv) if it were made public, would be likely to have a material impact on the prices of DutchCo’s shares (the “Inside Information”). In this regard, Inside Information shall be deemed specific if: (a) it refers to a set of circumstances which exists or may reasonably be expected to occur and (b) it is precise enough to allow the recipient to come to a conclusion as to the possible effect of the relevant set of circumstances or events on the prices of listed financial instruments (i.e. DutchCo’s shares). The above disclosure requirement shall be complied with through the publication of a press release by DutchCo, in accordance with the modalities set forth from time to time under Italian law, disclosing to the public the relevant Inside Information.

In addition, under specific circumstances, CONSOB may at any time request: (a) DutchCo to disclose to the public specific information or documentation where deemed appropriate or necessary or alternatively (b) to be provided with specific information or documentation. For this purpose, CONSOB has wide powers to, among other things, carry out inspections or request information to the members of the managing board, the members of the supervisory board or to the external auditor.

DutchCo shall publish and transmit to CONSOB any information disseminated in any non EU-countries where DutchCo’s shares are listed (i.e., the U.S.), if this information is significant for the purposes of the evaluation of DutchCo’s shares listed on the MTA.

Insiders’ Register

DutchCo and its subsidiaries, as well as persons acting on their behalf or for their account, shall draw up, and keep regularly updated, a list of persons who, in the exercise of their employment, profession or duties, have access to Inside Information.

Public Tender Offers

Certain rules provided for under Italian law with respect to both voluntary and mandatory public tender offers shall apply to any offer launched for DutchCo’s shares. In particular, among other things, the provisions concerning the tender offer price, the content of the offer document and the disclosure of the tender offer will be subject to the supervision by CONSOB and Italian law.

Election and Removal of Directors

DutchCo’s articles of association provide that DutchCo’s Board of Directors shall be composed of three or more members.

Directors are appointed by a simple majority of the votes validly cast at a general meeting of the shareholders. The general meeting of shareholders may at any time suspend or dismiss any director.

Exchange Controls and Other Limitations Affecting Shareholders

Under Dutch law, there are no exchange control restrictions on investments in, or payments on, the DutchCo common shares. There are no special restrictions in the DutchCo Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote the DutchCo common shares.

COMPARISON OF RIGHTS OF SHAREHOLDERS OF

FIAT INDUSTRIAL, CNH AND DUTCHCO

Fiat Industrial is an Italian stock corporation (Società per Azioni or “S.p.A.”) subject to the provisions of the Italian civil code, the Legislative Decree No. 58, dated February 24, 1998, as amended (the “Consolidated Financial Law”), all of which we refer to as “Italian law” and governed by Fiat Industrial’s By-laws ( “Fiat Industrial By-laws”).

CNH is a Dutch stock corporation (Naamloze vennootschap or “N.V.”) subject to the provisions of the Dutch Civil Code and other Dutch laws, all of which are referred to as “Dutch law” and governed by CNH’s Articles of Association ( “CNH Articles of Association”).

As discussed above in “The Merger” upon closing of the Merger, Fiat Industrial and CNH will be merged into DutchCo and, consequently, Fiat Industrial and CNH shareholders will become shareholders of DutchCo, rather than shareholders of Fiat Industrial and CNH. Since DutchCo is a Dutch stock corporation (Naamloze vennootschap or N.V.), the rights of all new shareholders of DutchCo will be governed by the applicable Dutch law and by the DutchCo Articles of Association (“DutchCo Articles of Association”).

The following is a summary comparison of (a) the current rights of Fiat Industrial shareholders under Italian law and Fiat Industrial By-laws; (b) the current rights of CNH shareholders under Dutch law and CNH Articles of Association; and (c) the rights which current Fiat Industrial and CNH shareholders will have as DutchCo shareholders upon the effectiveness of the Merger under Dutch law and the DutchCo Articles of Association.

The following summary discusses some of the material differences between the current rights of Fiat Industrial and CNH shareholders and DutchCo shareholders under Italian law and Dutch law, and under the By-laws of Fiat Industrial and the Articles of Association of CNH and DutchCo. The Articles of Association of DutchCo are filed as an exhibit to the registration statement. Copies of the By-laws of Fiat Industrial and of the Articles of Association of CNH are available on the websites of Fiat Industrial and CNH, respectively. See “Where You Can Find More Information.”

Provisions Applicable to Holders of Fiat Industrial Ordinary Shares	Provisions Applicable to Holders of CNH Common Shares	Provisions Applicable to Holders of DutchCo Common Shares

Unless otherwise indicated below, the provisions applicable to holders of DutchCo common shares are substantially equivalent to those applicable to holders of CNH common shares

Capitalization—General

As of November 30, 2012, Fiat Industrial share capital is equal to €1,919,433,144.74 divided into 1,222,568,882 ordinary shares having a nominal value of €1.57 each.	As of December 31, 2012, CNH authorized share capital is equal to €1,350,000,000.00, divided into 400,000,000 common shares and two hundred million 200,000,000 Series A preference shares having nominal value of €2.25 each. On December 18, 2012, the CNH Articles of Association were amended to create a separate class of shares, the common shares B, all of which are owned by FNH. The common shares B were created in connection with the payment of the CNH Dividend to the CNH minority shareholders. Holders of common shares B are entitled to the payment of cash dividend of U.S.$ 10.00 per common share B in the event the merger is not completed. There are no other substantive differences between CNH common shares and common shares B. As of December 31, 2012, CNH issued common shares were therefore divided into 30,469,263 common shares and 211,866,037 common shares B.	Following the Merger, the DutchCo authorized share capital will be equal to €40,000,000 divided into 2,000,000,000 common shares and 2,000,000,000 special voting shares having a nominal value of €0.01 each.

Shares issued by Fiat Industrial are listed and traded on the Mercato Telematico Azionario (“MTA”) organized and managed by Borsa Italiana S.p.A. and are a component of the FTSE MIB index.	CNH common shares are listed on the New York Stock Exchange	Shares issued by DutchCo will be listed on the New York Stock Exchange and are expected to be listed on the MTA.

Provisions Applicable to Holders of Fiat Industrial Ordinary Shares	Provisions Applicable to Holders of CNH Common Shares	Provisions Applicable to Holders of DutchCo Common Shares

Corporate Governance—General

The corporate bodies of Fiat Industrial are the general meeting (Assemblea), the Board of Directors (Consiglio di Amministrazione) and the board of statutory auditors (Collegio Sindacale).	The corporate bodies of CNH are the general meeting and the Board of Directors.	Accordingly, following the Merger, DutchCo, unlike Fiat Industrial, will not have a board of statutory auditors.

Shareholders’ Meetings—Voting Rights and Quorum
According to Italian law and the Fiat Industrial By-laws, the general meeting must be held at least once a year within 180 days after the end of the company’s fiscal year.	According to Dutch law and the CNH Articles of Association, the general meeting must be held at least once a year within six months after the end of the company’s fiscal year.	According to Dutch law and the DutchCo Articles of Association, the general meeting must be held at least once a year within six months after the end of the company’s fiscal year.

Pursuant to the Italian law and Fiat Industrial By-laws, all shareholders having obtained a statement from the intermediary with whom Fiat Industrial ordinary shares are deposited may attend the general meeting.	When convening a general meeting of shareholders, the Board of Directors may establish a “record date” to determine the persons entitled to vote or attend meetings. The record date may not be set earlier than on the seventh day prior to the meeting.	When convening a general meeting
of shareholders, the Board of
Directors may determine that persons
with the right to vote or attend
meetings shall be considered those
persons who have these rights at the
28th day prior to the day of the
meeting (the “record date”) and are
registered as such in the register of
shareholders if they are shareholders
and in a register to be designated by

To attend the general meeting, the owners of Fiat Industrial’s shares held through the book-entry system managed by Monte Titoli S.p.A. are required to instruct the relevant banks or financial institutions associated with Monte Titoli S.p.A., or any other relevant authorized intermediary with which their accounts are held, to provide Fiat Industrial with certificates evidencing the shares owned as of close of business on the seventh trading day prior to the date scheduled for the meeting in first call (provided that the date of any subsequent call is indicated in the notice of call, otherwise the date of each call shall be taken into account for determining the relevant record date) or in single call, without taking into consideration changes in the ownership of said shares, occurred between such registration and the date of the general meeting.

The general meeting of shareholders shall be presided over by the chairman of the Board of Directors or, in his absence, by the co-chairman or in the absence of the latter by the person chosen by the Board of Directors to act as chairman for such meeting.

According to the CNH Articles of Association, every share shall confer the right to cast one vote. All resolutions shall be passed with an absolute majority of the votes validly cast, unless otherwise specified in the CNH Articles of Association or provided by Dutch law.

the Board of Directors for such
purpose if they are not shareholders,
irrespective of whether they will
have these rights at the date of the
meeting. In addition to the record
date, the notice of the meeting shall
further state the manner in which
shareholders and other parties with
meeting rights may have themselves
registered and the manner in which
those rights can be exercised.

Accordingly, following the Merger, a
longer period of time will elapse from
the record date to the date of the
meeting (28 days) than is currently
the case for Fiat Industrial
shareholders.

Pursuant to the DutchCo Articles of
Association, the general meeting of
shareholders shall be presided over
by the Senior Independent Board
Member or, in his absence, by the
co-chairman or in the absence of the
latter by the person chosen by the
Board of Directors to act as
chairman for such meeting.

Provisions Applicable to Holders of Fiat Industrial Ordinary Shares	Provisions Applicable to Holders of CNH Common Shares	Provisions Applicable to Holders of DutchCo Common Shares

Such communication from the relevant intermediary to Fiat Industrial must be provided by close of business on the third trading day preceding the date of the general meeting. However, shareholders may attend the meeting even if such communication is received by Fiat Industrial subsequently, provided that it is received before the starting of the relevant meeting. Such registration allows them to gain admission to the general meeting.

Any shareholder entitled to attend the general meeting may be represented according to the relevant provisions of Italian law. Representation requires a written proxy. The proxy can be given only for one meeting

According to the CNH Articles of Association, shareholders and those permitted by law to attend the meetings may elect to be represented at any meeting by a proxy duly authorized in writing, provided they notify the company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meetings.

The Board of Directors may determine further rules concerning the deposit of the powers of attorney; these shall be mentioned in the notice of the meeting.

In connection with the Merger, DutchCo will issue special voting shares with a nominal value of one Euro cent (€0.01) per share, to those shareholders of CNH and Fiat Industrial who are eligible and elect to receive such special voting shares upon closing of the Merger in addition to DutchCo common shares.

The special voting shares cannot be traded and they have only minimal economic entitlements.

However, they carry the same voting rights as DutchCo common shares. See “The DutchCo Shares, Articles of Association and Terms and Conditions of the Special Voting Shares.”

(having effect, however, for each subsequent call of the same meeting).

The general meeting is chaired by the chairman of the Board of Directors or, in his absence, by the vice chairman (if any) or by another person designated by the general meeting.

Pursuant to Fiat Industrial By-laws, the shareholders’ meeting can be convened on single call, with the application of the majorities provided for the general meeting held on second call.

In order to be validly held, the general meeting requires the attendance of shareholders representing at least 50% of the voting capital on the first call, while no quorum is required on second call or on single call. On both first and second call, as well as on single call, resolutions are passed by a simple majority of the votes cast, save for the resolutions concerning the appointment of the members of the Board of Directors and of the board of statutory auditors, in which case a slate system applies. See “Board of Directors—Election—Removal—Vacancies.” Every share shall confer the right to cast one vote.

Provisions Applicable to Holders of Fiat Industrial Ordinary Shares	Provisions Applicable to Holders of CNH Common Shares	Provisions Applicable to Holders of DutchCo Common Shares
Extraordinary Shareholders’ Meetings/ Supermajority Matters

Extraordinary shareholders’ meetings are required to vote on all amendments of the company’s By-laws, including capital increases, transfer of the company’s registered office abroad, changes in the corporate purposes and all other matters referred to it by Italian law such as the liquidation or winding-up of the company as well as mergers and demergers.

In order to be validly approved, resolutions pertaining to the above matters require the attendance of shareholders representing at least 50% of the ordinary share capital on first call, more than one-third on second call and at least one-fifth on any subsequent calls or in the event of a unique call, and the affirmative vote of holders of at least two-thirds of the Fiat Industrial share capital participating in the vote on the resolution.

According to the CNH Articles of Association, a resolution adopted with a majority of at least two-thirds of the votes cast is required to approve reduction of the issued share capital and to limit or exclude preemptive rights or to grant to the Board of Directors the power to do so, if in the general meeting less than one-half of the issued share capital is represented. Under Dutch law, if less than one-half of the shares entitled to vote at the general meeting are present or represented, a resolution to enter into a legal merger or legal demerger will need to be adopted with a majority of two-thirds of the votes cast.

Accordingly, following the Merger, different supermajorities will be required to adopt certain extraordinary resolutions compared to those required under Italian law with respect to Fiat Industrial.

Notice of Shareholders’ Meetings

Under Italian law and Fiat Industrial’s By-laws, a written notice calling a shareholders’ meeting indicating the time, place and agenda of the meeting must be published in a national newspaper and on the company’s website not less than 30 days before the date scheduled for the meeting.

For general meetings called to appoint, by means of the “voting lists” mechanism, the members of the Board of Directors and Board of Statutory Auditors, the notice of call shall be published at least 40 days prior to the date of the general meeting.

For extraordinary shareholders’ meetings called to resolve upon the decrease of the share capital under

Under Dutch law and the CNH Articles of Association, the shareholders’ meeting shall be convened by the Board of Directors, the chairman or the co-chairman of the board or the chief executive officer, by means of publication of a notice to that effect in a nationally distributed daily newspaper and in such manner as may be required to comply with applicable stock exchange regulations not later than on the 15th day prior to the meeting.

Additionally, the Board of Directors shall give notice of the meeting to the shareholders by letter, cable, telex or telefax to be sent to the addresses recorded in the register of shareholders at least 15 days prior to the meeting.

A general meeting of shareholders shall be called by the Board of Directors, the chairman or co-chairman of the Board of Directors, the Senior Independent Board Member or the chief executive officer, in such manner as is required to comply with the law and the applicable stock exchange regulations, not later than on the 42nd day prior to the meeting. All convocations of meetings of shareholders and all announcements, notifications and communications to shareholders shall be made by means of an announcement on the company’s corporate website and such announcement shall remain accessible until the relevant general meeting of shareholders. Any communication to be addressed to

Provisions Applicable to Holders of Fiat Industrial Ordinary Shares	Provisions Applicable to Holders of CNH Common Shares	Provisions Applicable to Holders of DutchCo Common Shares
Articles 2446, 2447 and 2448 of the Italian Civil Code, the notice of call shall be published at least 21 days prior to the date of the extraordinary shareholders’ meeting in accordance with the modalities mentioned above.

The notice shall state the place, date and hour of the meeting and the agenda of the meeting or shall state that the shareholders and all other persons who shall have the statutory right to attend the meeting may inspect the same at the office of the company and at such other place(s) as the Board of Directors shall determine.

the general meeting of shareholders by virtue of law or the DutchCo Articles of Association may be either included in the notice, referred to in the preceding sentence or, to the extent provided for in such notice, posted on the company’s corporate website and/or in a document made available for inspection at the office of the company and such other place(s) as the Board of Directors shall determine.

Accordingly, following the Merger, a longer minimum period will be required to elapse between the date of convocation and the shareholders meeting than is currently applicable to Fiat Industrial shareholders.

Shareholders’ Right to Call a Shareholders’ Meeting

The directors must convene without delay a shareholders’ meeting if requested to do so by shareholders representing at least 5% of the share capital of Fiat Industrial, indicating the agenda of the meeting (provided that the shareholders may only request the call of those meetings in relation to which a directors’ proposal is not necessary under Italian law or a plan or report is not to be mandatorily drafted by the directors).

Should the shareholders’ meeting not be called by the directors or the board of statutory auditors in case of failure by the directors, the shareholders’ meeting may be convened by the competent Court where the failure to call said shareholders’ meeting is not properly justified.

Shareholders representing at least 2.5% of the share capital of Fiat Industrial may request to add items on the agenda within ten days of the publication of the notice of call of the shareholders’ meeting (or five days in the event that the shareholders’ meeting is called to resolve upon the decrease of the share capital).

The Board of Directors shall have the obligation to call a general meeting of shareholders, if one or more of those having the right to vote who hold, as between them, at least 10% of the issued share capital make a request in writing to the board to that effect, stating the matters to be dealt with.

If the Board of Directors fails in that event to call a meeting, in such a way that it is held within six weeks after the aforesaid request has been received, then every one of those who have made such a request shall be entitled to call such a meeting, subject to due observance of what has been provided in the CNH Articles of Association.

Accordingly, following the Merger, a higher threshold will be required for exercising the right to call the shareholders’ meeting than is currently applicable to Fiat Industrial shareholders.

Provisions Applicable to Holders of Fiat Industrial Ordinary Shares	Provisions Applicable to Holders of CNH Common Shares	Provisions Applicable to Holders of DutchCo Common Shares
Proxy solicitation

Under Italian law, Fiat Industrial, one or more of its shareholders or any other eligible person can solicit other shareholders’ proxies. Solicitation of proxies must be made through the publication of a prospectus and a proxy form; the relevant notice must be published on Fiat Industrial’s website and must also be disclosed to CONSOB, Borsa Italiana S.p.A. and Monte Titoli S.p.A.

Proxies must be dated, signed and indicate the voting instructions. The voting instructions can also be referred exclusively to certain items on the agenda. Proxies so granted can be revoked until one day prior to the shareholders’ meeting. Proxies can only be given for one single, already convened, shareholders’ meeting but remain valid for the subsequent dates of the same shareholders’ meeting.

Under Dutch law, there is no regulatory regime for the solicitation of proxies. Solicitation of proxies is an ad hoc process, mainly dealt with by an outside firm.

Amendment to By-laws / Articles of Association / Increases in Share Capital/Capital Reduction

Under Italian law, amendments to the by-laws of a joint stock company (including increases in share capital and capital reduction) may be resolved at any time by the shareholders at an extraordinary shareholders’ meeting. See “—Extraordinary Shareholders’ Meetings/Supermajority Matters” for the required quorums and voting thresholds.

Under Dutch law and the CNH Articles of Association, the Articles of Association may be amended at any time by the shareholders with a resolution passed with an absolute majority of the votes validly cast, subject to the exception below and under “—Extraordinary Shareholders’ Meetings/Supermajority Matters” above.

Under Dutch law and the CNH Articles of Association, when a proposal to amend the CNH Articles of Association is to be dealt with, a copy of that proposal shall be made available for inspection to the shareholders and others who are permitted by law to attend the meeting, at the office of the company, as from the day the meeting of shareholders is called until after the close of that meeting.

Accordingly, following the Merger, a different supermajority will be required to amend the articles of association compared to that applicable for Fiat Industrial shareholders: an absolute majority of the votes validly cast ( subject to the exception below and under “—Extraordinary Shareholders’ Meetings/Supermajority Matters” above) compared to the previously required 50% of the ordinary share capital on first call, more than one-third on second call and at least one-fifth on any subsequent calls.

Provisions Applicable to Holders of Fiat Industrial Ordinary Shares	Provisions Applicable to Holders of CNH Common Shares	Provisions Applicable to Holders of DutchCo Common Shares

The general meeting of shareholders or alternatively the Board of Directors, if it has been designated to do so by the general meeting of shareholders, shall have authority to resolve on any further issue of shares.

The general meeting of shareholders shall have power to pass a resolution to reduce the issued share capital by the cancellation of shares or by reducing the amount of the shares by means of an amendment to the CNH Articles of Association. The shares to which such resolution relates shall be stated in the resolution and it shall also be stated therein how the resolution shall be implemented.

For a resolution to reduce the share capital, a majority of at least two-thirds of the votes cast shall be required, if less than one-half of the issued capital is represented at the meeting.

Pre-emptive Rights

Under Italian law, an existing shareholder in a joint stock company has a preemptive right for any issue of shares by such company or debt convertible into shares in proportion to the shares held by such shareholder at the time of the issuance, with the exception summarized below.	In the event of an issue of shares of any class every holder of shares of that class shall have pre-emptive rights with regard to the shares to be issued of that class in proportion to the aggregate amount of his shares of that class, provided however that no such pre-emptive rights shall exist in respect of shares to be issued to employees of the company or of a Group company pursuant to any stock option plan of the company.	In the event of an issuance of special voting shares to Qualifying Shareholders or an issuance of pre-emption shares, shareholders shall not have any right of pre-emption.

Under Italian law, shareholders of listed companies may exercise their pre-emptive rights for a period of at least 15 days after the registration of the relevant minutes with the competent Register of Enterprises.	Pre-emptive rights may be exercised during at least two weeks after the announcement.

Provisions Applicable to Holders of Fiat Industrial Ordinary Shares	Provisions Applicable to Holders of CNH Common Shares	Provisions Applicable to Holders of DutchCo Common Shares

Existing shareholders are not entitled to preemptive rights with respect to newly issued shares to be paid for by contribution in kind. Preemptive rights can also be excluded in case the company’s interest requires such exclusion. In both cases, the reasons for the exclusion must be adequately illustrated by a report of the Board of Directors.

In addition, the by-laws of listed companies can exclude preemptive rights with respect to newly issued shares for an amount up to a maximum of 10% of the existing share capital.

Finally, the preemptive rights may be excluded up to a maximum of 25% of the newly issued shares if these shares are offered to the company’s employees or to the employees of its subsidiaries or parent company.

The preemptive rights can also be exercised by the holders of debt convertible into shares of the company on the basis of the relevant exchange ratio.

	Pre-emptive rights may be limited or excluded by resolution of the general meeting of shareholders or resolution of the Board of Directors if it has been designated to do so by the general meeting of shareholders provided the Board of Directors has also been authorized to resolve on the issue of shares of the company. In the proposal to the general meeting of shareholders in respect thereof, the reasons for the proposal and the choice of the intended price of issue shall be explained in writing.	Following the Merger, the preemptive rights will be capable of being limited or excluded whenever an appropriate resolution of the general meeting of shareholders or of the Board of Directors is passed and not only in certain specific cases provided by the law, as is the case for Fiat Industrial currently.

Approval of the Financial Statements

Under Italian law, the yearly financial statement of a joint stock company that prepares consolidated financial statements must be approved by the shareholders at an ordinary shareholders’ meeting to be held no later than 180 days following the end of the relevant fiscal year. See “—Shareholders’ Meetings and Voting Rights.”	The Board of Directors shall annually close the books of CNH as at the last day of every financial year and shall within five months thereafter–subject to any extension of this time limit up to a maximum extension of six months, by the general meeting by reason of special circumstances–draw up annual accounts consisting of a balance sheet, a profit and loss account and explanatory notes, and shall within that period make these documents available to the shareholders for inspection at the offices of the company. The Board of Directors shall within that period similarly make the annual report available to shareholders for inspection.

The Board of Directors shall annually close the books of DutchCo as at the last day of every financial year and shall within four months thereafter draw up annual accounts consisting of a balance sheet, a profit and loss account and explanatory notes. Within such four month period the Board of Directors shall publish the annual accounts, including the accountant’s certificate, the annual report and any other information that would need to be made public in accordance with the applicable provisions of law and the requirements of any stock exchange on which DutchCo common shares are listed.

Provisions Applicable to Holders of Fiat Industrial Ordinary Shares	Provisions Applicable to Holders of CNH Common Shares	Provisions Applicable to Holders of DutchCo Common Shares

DutchCo shall publish its annual accounts. Publication must take place within eight days after they have been adopted. Publication shall take place by deposit of a copy in the English language at the office of the Dutch Chamber of Commerce. A copy of the annual report in the English language shall be published simultaneously with the annual accounts and in the same manner.

If justified by the activity of DutchCo or the international structure of its Group, DutchCo’s annual accounts or its consolidated accounts may be prepared in a foreign currency.

Dividend and Liquidation Rights

Under Italian law, Fiat Industrial may pay dividends out of the net profits recorded in the company’s audited and approved financial statements for the preceding fiscal year or out of its distributable legal reserves. The dividend distribution must be approved by the general meeting approving the company’s yearly financial statements.

Dutch law provides that, subject to certain exceptions, dividends may only be paid out of profits as shown in the CNH annual financial statements as adopted by the general meeting of shareholders. Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid–up capital and any reserves required by Dutch law or the CNH Articles of Association.

According to the DutchCo Articles of Association, DutchCo shall maintain a separate capital reserve for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The Board of Directors shall be authorized to resolve upon any distribution or allocation of the special capital reserve.

Distributions may not be made if the distribution would reduce shareholders’ equity below the sum of the paid–up capital and any reserves required by Italian law or Fiat Industrial By-laws.

According to Fiat Industrial By-laws, net profit reported in the annual financial statements shall be allocated as follows:

•   to the legal reserve, 5% of net profit until the amount of such reserve is equivalent to one-fifth of share capital;

The general meeting of shareholders may declare and pay dividends in United States Dollars or in shares of the company or in the form of a combination thereof.

The Board of Directors shall have the power to declare one or more interim dividends, subject to the respect of certain requirements set forth in the CNH Articles of Association and by Dutch law.

DutchCo shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of DutchCo.

From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the Board of Directors may determine.

Provisions Applicable to Holders of Fiat Industrial Ordinary Shares	Provisions Applicable to Holders of CNH Common Shares	Provisions Applicable to Holders of DutchCo Common Shares

•   further allocations to the legal reserve, allocations to the extraordinary reserve, retained profit reserve and/or other allocations that shareholders may approve; and

•   to each share, distribution of any remaining profit that shareholders may approve.

The Board of Directors may authorize the payment of interim dividends during the year. Any dividends unclaimed within five years of the date they become payable shall be forfeited and shall revert to the company.

Dividends and other distributions of profit shall be made payable in the manner and at such date(s)–within four weeks after declaration thereof–and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends or dividends in respect of Series A preference shares, the Board of Directors, shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of Series A preference shares be deferred for a period not exceeding five consecutive annual periods in which case payment of dividends in respect of common shares for the relevant financial year will be deferred for the same period.

Dividends and other distributions of profit, which have not been collected within six years after the same have become payable, shall become the property of the company.

The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to 1% of the aggregate nominal amount of all outstanding special voting shares. The special voting shares shall not carry any other entitlement to the profits.

Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividends on the DutchCo common shares only, subject to the provisions below.

Subject to a prior proposal of the Board of Directors, the general meeting of shareholders may declare and pay dividends in United States dollars. Furthermore, subject to the approval of the general meeting of shareholders, the Board of Directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

The Board of Directors shall have the power to declare one or more interim dividends, subject to certain conditions set forth in the DutchCo Articles of Association.

Dividends and other distributions of profit shall be made payable in the manner and at such date(s)–within four weeks after declaration thereof– and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the Board of Directors shall determine, provided, however, that the Board of Directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five consecutive annual periods.

Provisions Applicable to Holders of Fiat Industrial Ordinary Shares	Provisions Applicable to Holders of CNH Common Shares	Provisions Applicable to Holders of DutchCo Common Shares

Dividends and other distributions of profit, which have not been collected within five years after the same have become payable, shall become the property of DutchCo.

Under Italian law, and subject to satisfaction of the claims of all other creditors, shareholders are entitled to a distribution of Fiat Industrial’s remaining liquidated assets in proportion to the nominal value of the shares they hold in Fiat Industrial’s capital stock	According to the CNH Articles of Association, any shareholders’ equity left after all debts have been discharged shall first be applied to distribute to the holders of Series A preference shares the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A preference shares. Any remaining assets shall be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares and, if only Series A preference shares are issued and outstanding, to the holders of Series A preference shares in proportion to the aggregate nominal amount of Series A preference shares. No liquidation distribution may be made to the company itself for shares that the company holds in its own share capital.

According to the DutchCo Articles of Association, whatever remains of DutchCo’s equity after all its debts have been discharged:

•   shall first be applied to distribute the aggregate balance of share premium reserves and other reserves of DutchCo to the holders of DutchCo common shares in proportion to the aggregate nominal value of the DutchCo common shares held by each;

•   secondly, from any balance remaining, an amount equal to the aggregate amount of the nominal value of the DutchCo common shares will be distributed to the holders of DutchCo common shares in proportion to the aggregate nominal value of DutchCo common shares held by each of them;

•   thirdly, from any balance remaining, an amount equal to the aggregate amount of the special voting shares dividend reserve will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; and

•   lastly, from any balance remaining, the aggregate amount of the nominal value of the special voting shares will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each.

Provisions Applicable to Holders of Fiat Industrial Ordinary Shares	Provisions Applicable to Holders of CNH Common Shares	Provisions Applicable to Holders of DutchCo Common Shares

Withdrawal Right of Dissenting Shareholders / Cash Exit Rights/ Appraisal Rights

Under Italian law, shareholders of Italian joint stock companies are entitled to exercise cash exit rights whenever a resolution is adopted at a shareholders’ meeting of shareholders with respect to, inter alia:

•   a change in the business purpose of the company;

•   a change in the legal form of the company;

•   the transfer of the registered office of the company outside of Italy;

•   revocation of the winding-up of the Company;

•   change of the corporate and economic rights attached to the shares as provided for in the by-laws; or

•   a merger in which the shareholders of a listed company receive shares which are not listed on a regulated stock market in Italy.

Cash exit rights can only be exercised by shareholders who did not concur in the approval of the resolution.

	Dutch law does not recognize the concept of appraisal/dissenters’ rights and, accordingly, holders of shares in a Dutch company have no appraisal rights and/or cash exit rights.	After the Merger, the former shareholders of Fiat Industrial will no longer have appraisal rights and/or cash exit rights.

Cash exit rights can be exercised for all or part of the shares held by the relevant shareholder.

In order to validly exercise their cash exit rights, shareholders entitled to do so must send notice thereof to the company by registered mail within 15 days after the publication in the Companies’ Register of the resolution approved at the special meeting of shareholders.

The shares with respect to which cash exit rights are being exercised cannot be sold by the relevant shareholder and must be deposited with the company (or the relevant intermediary).

Provisions Applicable to Holders of Fiat Industrial Ordinary Shares	Provisions Applicable to Holders of CNH Common Shares	Provisions Applicable to Holders of DutchCo Common Shares

Rights to Inspect Corporate Books and Records
Under Italian law, any shareholder, in person or through an agent, may inspect Fiat Industrial’s shareholders’ ledger and the minutes of shareholders’ meetings at any time and may request a copy of the same at his own expense.	Under Dutch law, the annual accounts of a company are submitted to the general meeting of shareholders for their adoption. Shareholders have the right to obtain a copy of any proposal to amend the CNH Articles of Association at the same time as meeting notices referring to such proposals are published (See above “—Amendment to Articles of Association/Increases in Share Capital/Capital Reduction”). Under Dutch law, the shareholders’ register is available for inspection by the shareholder.

Purchase of Treasury Shares

Under Italian law, the purchase of treasury shares must be authorized by the shareholders at any ordinary meeting and only paid out of retained earnings or distributable reserves remaining from the last approved unconsolidated financial statements and provided, in any case, that all shares are fully paid in.

The nominal value of the treasury shares (to be repurchased, together with any shares previously held) by Fiat Industrial or any of its subsidiaries, may not exceed in aggregate 20% of Fiat Industrial’s share capital then issued and outstanding.

Treasury shares may only be sold or disposed of in any manner pursuant to a shareholders’ resolution. Fiat Industrial is not entitled to vote or to receive dividends on the shares it owns. Neither Fiat Industrial (except in limited circumstances) nor any of its subsidiaries can subscribe for new shares in the case of capital increases. Shares owned by its subsidiaries are not entitled to voting rights but are entitled to receive dividends. Shares owned by Fiat Industrial and its subsidiaries are considered at

Under the CNH Articles of Association, CNH may purchase fully paid-up shares in its own share capital, for no consideration or for value, if:

•   the general meeting of shareholders has authorized the Board of Directors to make such acquisition; and

•   the company’s equity, after deduction of the price of acquisition, is not less than the sum of the paid-up portion of the share capital and the reserves that have to be maintained by provision of law; and

•   the aggregate nominal value of the shares to be acquired and the shares in its share capital the company already holds, holds as pledgee or are held by a subsidiary company, does not amount to more than one-tenth of the aggregate nominal value of the issued share capital.

CNH’s net worth, as shown in the last confirmed and adopted balance sheet, after deduction of the price of acquisition for shares in the share capital of the company and

The aggregate par value of the shares of DutchCo’s share capital to be acquired by DutchCo and the shares in DutchCo’s share capital that DutchCo already holds, holds as pledgee or which are held by a subsidiary of DutchCo, shall not constitute more than half of the aggregate par value of the issued share capital.

Provisions Applicable to Holders of Fiat Industrial Ordinary Shares	Provisions Applicable to Holders of CNH Common Shares	Provisions Applicable to Holders of DutchCo Common Shares

shareholders’ meetings for quorum purposes.

For listed companies, as Fiat Industrial, the purchase of its own treasury shares and the purchase of shares of a listed company by its subsidiaries must take place in a manner that ensures the equality of treatment among shareholders (e.g. on the market or through a voluntary tender offer addressed to all shareholders).

distributions from profits or reserves to any other persons that became due by the company and its subsidiary companies after the date of the balance sheet, shall be decisive for what has been provided. If no annual accounts have been confirmed and adopted when more than six months have expired after the end of any financial year, then an acquisition by virtue of this paragraph shall not be allowed.

Class Action, Shareholder Derivative Suits and Other Minority Shareholders’ Rights

The Italian code of consumers provides for the possibility for consumers’ associations to start a class action for the protection of collective interests. Single consumers may adhere to the class action that has been already started by the association. However, it is not possible to claim for “punitive damages” but only for the compensation for the breach of consumer contracts.

With respect to minority shareholders’ rights, shareholders representing at least 2.5% of the share capital of Italian listed companies may bring on behalf of the company a liability claim against the directors for breach of their duties towards the company.

The shareholders promoting such claim appoint a representative to lead the action and perform all necessary ancillary activities.

If the action is successful, damages granted inure to the exclusive benefit of the company. The company must reimburse the shareholders, who initiated the action, for the costs and expenses related to the action.

Any shareholder representing 1/1000 of the voting share capital of an Italian listed company may also challenge any resolution of the Board

In the event a third party is liable to the company, only the company itself can bring a civil action against that party. Individual shareholders do not have the right to bring an action on behalf of the company. Only in the event that the cause for the liability of a third party to the company also constitutes a tortious act directly against a shareholder, does that shareholder have an individual action against such third party in its own name. The Dutch Civil Code provides for the possibility to initiate such actions collectively. A foundation or association whose objective is to protect the rights of a group of persons having similar interests can alternatively institute a collective action. Such collective action can only result in a declaratory judgment. In order to obtain compensation for damages, the foundation or association and the defendant may reach, often on the basis of such declaratory judgment, a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party.

In the event a director is liable to the company, e.g. for breach of fiduciary duties towards the

Provisions Applicable to Holders of Fiat Industrial Ordinary Shares	Provisions Applicable to Holders of CNH Common Shares	Provisions Applicable to Holders of DutchCo Common Shares

of Directors within 90 days of such resolution being passed, if the resolution is prejudicial to the shareholder’s rights.

Any shareholder representing 1/1000 of the voting share capital may challenge any shareholders’ meeting resolution that contravenes provisions of the By-laws or applicable law, if (i) the resolution was adopted at a shareholders’ meeting not attended by such shareholder, (ii) the shareholder dissented, (iii) the shareholder abstained from voting, or (iv) the shareholder purchased the shares between the record date and the beginning of the meeting.

company, only the company itself can bring a civil action against that director. Individual shareholders do not have the right to bring an action against the director.

Shareholders representing shares with a value of at least €20,000,000 may request the Enterprise Chamber

of the Court of Appeal of Amsterdam to investigate the policy and/or overall activities of the company (over a certain period of time) on the basis that there are valid grounds to question the policy as conducted by the company. The Enterprise Chamber may order an investigation and grant other measures to remedy the alleged mismanagement, including replacement of directors, suspension of voting rights and annulment of corporate resolutions.

Board of Directors—Election—Removal—Vacancies

Fiat Industrial is managed by a Board of Directors consisting of a number varying from nine to fifteen members, as determined by the shareholders in a General Meeting.	According to its Articles of Association, the CNH Board of Directors consists of one or more members, comprising both members having responsibility for the day-to-day management of the company (the “executive directors”) and members not having such responsibility (the “non-executive directors”). The majority of the members of the Board of Directors shall consist of non-executive directors.

The company shall have a board of directors, consisting of three (3) or more members, comprising both members having responsibility for the day-to-day management of the company (executive directors) and members not having such day-to-day responsibility (non-executive directors). The majority of the members of the board of directors shall consist of non-executive directors.

The chairman of the DutchCo Board of Directors as referred to by law shall be a non-executive director with the title Senior Independent Board Member. The Board of Directors may grant titles to directors, including—without limitation—the titles of chairman, co-chairman, chief executive officer, president or vice-president.

Under Italian law the directors are appointed for a period of no more than three years, the third year	The term of office of all directors will be for a period of approximately one year after	Following the Merger, for former Fiat Industrial shareholders the terms of appointment of directors will be reduced from 3 years to 1 year.

Provisions Applicable to Holders of Fiat Industrial Ordinary Shares	Provisions Applicable to Holders of CNH Common Shares	Provisions Applicable to Holders of DutchCo Common Shares

expiring on the day of the general meeting of shareholders approving the yearly financial statements relevant for the last financial year of their office.	appointment, such year expiring on the day the first general meeting of shareholders is held in the following calendar year. Each director may be reappointed at any subsequent general meeting of shareholders.

The current board is comprised of 11 directors.	The current board is comprised of 12 directors.	The current board is comprised of [—] directors.

The Board of Directors is appointed through a voting-list mechanism to ensure election of directors designated by minority shareholders in accordance with Italian law.	The general meeting of shareholders appoints the directors and has at all times the power to suspend or to dismiss every one of the directors.	Following the Merger, the directors of DutchCo will not be appointed through a voting-list mechanism as is currently the case for Fiat Industrial.

Directors can be removed from office at any time by the general meeting. Directors removed without cause before the end of their term may claim damages resulting from their removal from office.

Vacancies on the Board of Directors are filled by a majority vote of the remaining directors (with a resolution approved by the board of statutory auditors) and confirmed/replaced by a resolution adopted by the general meeting. Directors so appointed remain in office for the remaining part of the relevant term. The appointment, revocation, expiration	If the office(s) of one or more directors is vacated or if one or more directors be otherwise unavailable, the remaining directors or the remaining director shall temporarily be vested with the entire management, provided, however, that in such event the Board of Directors shall have the power to designate one or more persons to be of the term of office or replacement of Directors is governed by the applicable laws. According to Fiat Industrial By-Laws, if as a result of resignations or other reasons the majority of the Directors elected by Shareholders is no longer in office, the term of office of the entire Board of Directors will be deemed to have expired, and a general meeting of shareholders will be convened on an urgent basis by the Directors still in office for the purpose of electing a new Board of Directors.

Under Italian law and the Fiat Industrial By-laws, the Board of Directors is validly convened with the presence of at least the majority of the directors in office and acts by temporarily entrusted with the co-management of the company. If the offices of all directors be vacated or if all directors be otherwise unable to act, the management shall temporarily be vested in the person or persons whom the general meeting of shareholders shall every year appoint for that purpose.

Under Dutch law and the CNH Articles of Association, all resolutions shall be adopted by the favorable vote of the majority of the directors present or represented at the meeting. Each director shall have one vote. If there is a tie in a vote, the chairman of the Board of Directors shall have a casting vote.

Provisions Applicable to Holders of Fiat Industrial Ordinary Shares	Provisions Applicable to Holders of CNH Common Shares	Provisions Applicable to Holders of DutchCo Common Shares
the majority of those present. In case of deadlock, the chairman of the meeting has the deciding vote.	Pursuant to the CNH Articles of Association, the Board of Directors is authorized to adopt resolutions without convening a meeting if all directors shall have expressed their opinions in writing, unless one or more directors shall object against a resolution being adopted in this way. A resolution shall in this case be adopted if the majority of all directors shall have expressed themselves in favor of the resolution concerned.

Board of Directors—Powers and Duties

Under the Fiat Industrial By-laws, the Board of Directors is vested with the fullest powers for ordinary and extraordinary management without exclusion or exception other than those acts where the approval of shareholders is required by law.

The Board of Directors is also authorized to adopt resolutions relating to:

•   issuance of non-convertible bonds;

•   merger and demerger of companies, where specifically allowed by law;

•   establishment or closure of branch offices;

•   designation of Directors empowered to represent the company;

•   reduction of share capital in the event of shareholders exercising their right of withdrawal; and

•   amendment of the By-laws to reflect changes in the law;

•   transfer of the Company’s registered office to another location in Italy.

The Board of Directors, and any individual or bodies it may delegate, shall also have the power to carry out, without the requirement for specific shareholder approval, all acts

Under the CNH Articles of Association, the Board of Directors is in charge of the management of the company.

However, the Board of Directors shall require the approval of the general meeting of shareholders for resolutions concerning an important change in the company’s identity or character, including in any case:

•   the transfer to a third party of the business of the company or practically the entire business of the company;

•   the entry into or breaking off of any long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry into or breaking off is of far-reaching importance to the company; and

•   the acquisition or disposal by the company or a subsidiary of an interest in the capital of a company with a value of at least one-third of the company’s assets according to the consolidated balance sheet with explanatory notes included in the last adopted annual accounts of the company.

Provisions Applicable to Holders of Fiat Industrial Ordinary Shares	Provisions Applicable to Holders of CNH Common Shares	Provisions Applicable to Holders of DutchCo Common Shares

and transactions necessary to defend against a public tender or exchange offer, from the time of the public announcement of the decision or obligation to make the offer until expiry or withdrawal of the offer itself.

Board of Directors—Conflict of Interest Transactions

Under Italian law, a director with a direct or indirect interest, which does not have to be necessarily conflicting, in a transaction contemplated by Fiat Industrial must inform the Board of Directors of any such conflict of interest in a comprehensive manner. If a managing director has a conflict of interest, he must refrain from executing the transaction and refer the relevant decision to the Board of Directors.

If the Board of Directors approves the transaction, such decision must be duly motivated, in particular with regard to its economic rationale for the company.

In case the conflicted director has not informed the board of the conflict, the board has not motivated its decision, or such decision has been

A director shall not take part in any vote on a subject or transaction in relation to which he has a conflict of interest with the company.

adopted with the decisive vote of an interested director, the relevant resolution, in case it may cause damage to the company, can be challenged in court by any of the directors who did not participate in the adoption of the resolution or by the statutory auditors of the company or by any of the directors (including those who participated in the adoption of the resolution) if the conflicted director did not inform the board of the existing conflict.

The challenge must be brought within 90 days from the date of the relevant resolution.

Conflicted directors are liable towards the company for damages deriving from any action or omission carried out breaching the above provisions.

Provisions Applicable to Holders of Fiat Industrial Ordinary Shares	Provisions Applicable to Holders of CNH Common Shares	Provisions Applicable to Holders of DutchCo Common Shares

Committee of Directors

Pursuant to the Fiat Industrial By-laws, the Board of Directors may establish an executive committee and/or other committees having specific functions and tasks, determining both the composition and procedures of such committees. More specifically, the Board of Directors has currently established a committee to supervise the Internal Control System and committees for the nomination and compensation of directors and senior executives with strategic responsibilities.

Pursuant to the CNH Articles of Association, the Board of Directors shall appoint from among its non-executive directors an audit committee and a nominating and compensation committee.

The Board of Directors shall have the power to appoint any further committees, composed of directors and officers of the company and of Group companies.

Board of Directors—Liability

Under Italian law, directors must perform their duties with the care required by the nature of their office and their specific competences.

Directors are jointly and severally liable towards the company for damages resulting from breach of the duties of their office. Directors are also jointly liable if they have knowledge of facts that may be

Under Dutch law, the management of a company is a joint undertaking and each member of the Board of Directors can be held jointly and severally liable to DutchCo for damages in the event of improper or negligent performance of their duties.

Further, members of the Board of Directors can be held liable to third prejudicial to the company but have not implemented, to the extent possible, measures necessary to avoid or limit the effects of such facts.

The company may initiate a liability claim against its own directors with the approval of the general meeting of the company or a resolution of the board of statutory auditors approved with a two-thirds majority of its members. The liability claim can be waived or settled, provided the waiver or settlement is authorized by the general meeting. Such authorization is deemed not granted in the event that shareholders representing at least 5% of the company’s share capital vote against the authorization.

Directors may also be held liable vis-à-vis shareholders or company’s creditors in the event of an act parties based on tort, pursuant to certain provisions of the Dutch Civil Code.

Provisions Applicable to Holders of Fiat Industrial Ordinary Shares	Provisions Applicable to Holders of CNH Common Shares	Provisions Applicable to Holders of DutchCo Common Shares
prejudicial to the company’s shareholders or in the event of any act prejudicial to the company’s assets, respectively.

Rights of Directors and Officers to Obtain Indemnification

Italian law and national collective bargaining agreements further provide that Fiat Industrial will reimburse its executives for legal expenses incurred in defending against criminal prosecution, provided that such prosecution is related to actions taken by the executive in the performance of his duties to Fiat Industrial. This rule does not apply to instances of intentional misconduct or gross negligence.

The concept of indemnification of directors of a company for liabilities arising from their actions as members of the board as an executive or non-executive director is, in principle, accepted in the Netherlands.

Pursuant to the CNH Articles of Association, CNH shall indemnify any and all of its directors or officers or former directors or officers or any person who may have served at its request as a director or officer of another company in which it owns shares or of which it is a creditor against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been directors or officers or a former director or officer of the company, or of such other company, except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.

Provisions Applicable to Holders of Fiat Industrial Ordinary Shares	Provisions Applicable to Holders of CNH Common Shares	Provisions Applicable to Holders of DutchCo Common Shares

Mandatory Public Offerings

Under Italian law, defense measures can only be adopted by Italian companies listed on an Italian or EU regulated market if approved by a shareholders’ meeting, unless the By-laws provides otherwise.

The Fiat Industrial By-laws set forth that the Board of Directors, and any individual or bodies it may delegate, has the power to carry out, without the requirement for specific shareholder approval, all acts and transactions necessary to defend against a public tender or exchange offer, from the time of the public announcement of the decision or obligation to make the offer until expiry or withdrawal of the offer itself.

Under Dutch law, the applicable rules and regulations regarding mandatory public offerings apply only to companies listed on a Dutch or EU regulated market and, therefore, do not apply to CNH.

Under Dutch law, any person, acting alone or in concert with others, who, directly or indirectly, acquires 30% or more of voting rights in a company listed on a Dutch or EU regulated market will be obliged to launch a public offer for all outstanding shares in the company’s share capital.

An exception is made for shareholders who, whether alone or acting in concert with others, have an interest of at least 30% of the company’s voting rights before the shares are first admitted to trading on the MTA and who still have such an interest after such first admittance to trading. It is expected that immediately after the first admittance to trading of the shares on MTA Exor will hold more than 30% of DutchCo’s voting rights. It is, therefore, expected that Exor’s interest in DutchCo will be grandfathered and that the exception will apply to it upon such first admittance and will continue to apply to it for as long as its holding of shares will represent over 30% of DutchCo’s voting rights.

LEGAL MATTERS

The validity of the DutchCo common shares to be issued pursuant to the Merger will be passed upon by Freshfields Bruckhaus Deringer LLP. Legance has advised Fiat Industrial and DutchCo as to certain Italian law matters; Sullivan & Cromwell LLP has advised Fiat Industrial and DutchCo as to U.S. securities law matters.

EXPERTS

The audited consolidated financial statements of Fiat Industrial as of December 31, 2012 and 2011 and for the year ended December 31, 2012 and 2011 included in this prospectus have been audited by Reconta Ernst & Young S.p.A., Corso Vittorio Emanule II 83, 10128 Turin, an independent registered public accounting firm, as set forth in their report thereon, which is included in this prospectus. The audited consolidated financial statements of Fiat Industrial have been included in this prospectus in reliance upon such report, given upon the authority of such firm as experts in accounting and auditing.

The combined financial statements of Fiat Industrial Group for the year ended December 31, 2010 that are included in this prospectus and the registration statement, have been audited by Deloitte & Touche S.p.A., an independent registered public accounting firm, as stated in their report appearing herein, which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the method of preparation of such financial statements due to the partial and proportional demerger of Fiat S.p.A. in favor of Fiat Industrial that occurred effective January 1, 2011. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited consolidated financial statements of CNH as of December 31, 2012 and 2011 and the years ended December 31, 2012 and 2011, which are incorporated by reference in this prospectus by reference to CNH’s Annual Report on Form 20-F for the year ended December 31, 2012, and the effectiveness of CNH’s internal control over financial reporting, have been audited by Ernst & Young LLP, 155 North Wacker Drive, Chicago, Illinois 60606, an independent registered public accounting firm, as set forth in their report thereon, which is incorporated by reference in this prospectus. The audited consolidated financial statements of CNH have been incorporated by reference in this prospectus in reliance upon such report, given upon the authority of such firm as experts in accounting and auditing.

The 2010 consolidated financial statements of CNH incorporated in this registration statement by reference from CNH’s Annual Report on Form 20-F for the year ended December 31, 2012 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which report expressed an unqualified opinion and included an explanatory paragraph relating to the adoption on January 1, 2010 of new accounting guidance related to transfers of financial assets and consolidation of variable interest entities and the application of the reporting requirements on a prospective basis, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ENFORCEMENT OF CIVIL LIABILITIES

DutchCo is a naamloze vennootschap organized under the laws of the Netherlands with its corporate seat in the Netherlands and with its principal executive office located in the United Kingdom. A majority of its directors and senior management, and some of the experts named in this prospectus, currently reside outside the United States. All or a substantial portion of its assets and the assets of these individuals are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon non-U.S. resident directors or upon DutchCo, or it may be difficult to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against Fiat Industrial.

The Netherlands

Judgments of U.S. courts are not enforceable in the Netherlands. Under current practice, however, a Dutch court will generally uphold and consider as conclusive evidence a final and conclusive judgment for the payment of money rendered by a U.S. court and not rendered by default, provided that the Dutch court finds that:

•	the jurisdiction of the U.S. court has been based on grounds that are internationally acceptable;

•	the final judgment results from proceedings compatible with Dutch concepts of due process;

•	the final judgment does not contravene public policy of the Netherlands; and

•	the final judgment has not been rendered in proceedings of a penal, revenue or other public law nature.

If a Dutch court upholds and regards as conclusive evidence the final judgment, that court generally will grant the same judgment without litigating again on the merits.

Shareholders may originate actions in the Netherlands based upon applicable Dutch laws.

In the event that a third party is liable to a Dutch company, only DutchCo itself can bring civil action against that party. The individual shareholders do not have the right to bring an action on behalf of DutchCo. Only in the event that the cause for the liability of a third party to DutchCo also constitutes a tortious act directly against a shareholder does that shareholder have an individual right of action against such third party in its own name. The Dutch Civil Code does provide for the possibility to initiate such actions collectively. A foundation or an association whose objective is to protect the rights of a group of persons having similar interests can institute a collective action. The collective action itself cannot result in an order for payment of monetary damages but may only result in a declaratory judgment (verklaring voor recht). In order to obtain compensation for damages, the foundation or association and the defendant may reach–often on the basis of such declaratory judgment – a settlement. A Dutch court may declare the settlement agreement binding upon all the injured parties with an opt-out choice for an individual injured party. An individual injured party may also itself institute a civil claim for damages.

Italy

Judgments of U.S. courts may be enforceable in Italy. Final enforceable and conclusive judgments rendered by U.S. courts, even if obtained by default, may not require retrial and will be enforceable in the Republic of Italy, provided that pursuant to article 64 of Italian Law No. 218 of May 31, 1995 (riforma del sistema italiano di diritto internazionale privato), the following conditions are met:

•	the U.S. court which rendered the final judgment had jurisdiction according to Italian law principles of jurisdiction;

•	the relevant summons and complaint was appropriately served on the defendants in accordance with U.S. law and during the proceeding the essential rights of the defendants have not been violated;

•	the parties to the proceeding appeared before the court in accordance with U.S. law or, in the event of default by the defendants, the U.S. court declared such default in accordance with U.S. law;

•	there is no conflicting final judgment previously rendered by an Italian court;

•	there is no action pending in the Republic of Italy among the same parties and arising from the same facts and circumstances which commenced prior to the action in the United States; and

•	the provisions of such judgment would not violate Italian public policy.

England

The United States and England currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon U.S. federal securities laws, would not automatically be enforceable in England. In order to enforce any U.S. judgment in England, proceedings must be initiated by way of common law action before a court of competent jurisdiction in England. In a common law action, an English court generally will not reinvestigate the merits of the original matter decided by a U.S. court and may order summary judgment on the basis that there is no arguable defense to the claim for payment. The entry of an enforcement order by an English court is conditional, among other things, upon the following:

•	the U.S. court having had jurisdiction over the original proceeding according to English conflict of laws principals;

•	the judgment being final and conclusive on the merits and being for a debt or a definite sum of money;

•	the judgment not contravening English public policy;

•	the judgment being not for a sum payable in respect of taxes or other charges of a like nature, or in respect of a fine or penalty;

•	the judgment is not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained; and

•	the judgment having not been obtained by fraud or in breach of the principles of natural justice.

Enforcement proceedings would normally have to be required to be commenced within six years of the date of the judgment. In addition, it is questionable whether an English court would accept jurisdiction and impose civil liability if proceedings were commenced in England predicated solely upon US federal securities law.

DutchCo may comply with a U.S. judgment voluntarily, but, if it were not to do so, you would have to apply to a Dutch, Italian or English court for an original judgment. Consequently, it could prove difficult to enforce civil liabilities solely based on U.S. securities law in the Netherlands, Italy or England. In addition, awards of punitive damages in actions brought in the United States or elsewhere may not be enforceable in the Netherlands, Italy or England.

REPORT OF RECONTA ERNST & YOUNG S.P.A.

To the Board of Directors and Stockholders of

Fiat Industrial S.p.A.

We have audited the accompanying consolidated statements of financial position of Fiat Industrial S.p.A. as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows and changes in consolidated equity for each of the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fiat Industrial S.p.A. at December 31, 2012 and 2011 and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Reconta Ernst & Young S.p.A.

Turin, Italy

February 25, 2013

REPORT OF DELOITTE & TOUCHE S.P.A.

To the Board of Directors and Stockholders of

Fiat Industrial S.p.A.

We have audited the accompanying combined statements of income, comprehensive income, cash flows and changes in equity of the Fiat Industrial Group (the “Company”) for the year ended December 31, 2010 (all expressed in Euros). These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the results of the Fiat Industrial Group’s operations and cash flows for the year ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As explained in the notes to the financial statements, for periods prior to the partial and proportional demerger of Fiat S.p.A. in favor of Fiat Industrial S.p.A. that occurred effective January 1, 2011, the Fiat Industrial Group is defined as comprising the companies operating in the agricultural and construction equipment sector (CNH), the trucks and commercial vehicles sector (Iveco) and the related industrial powertrain business (FPT Industrial) of the Fiat S.p.A. group through December 31, 2010, and those other assets and liabilities of Fiat S.p.A. which were transferred to Fiat Industrial S.p.A. as of the date of demerger. Had the combined companies actually operated as a single group separate from the Fiat S.p.A. Group in the year ended December 31, 2010, the actual results of operations and cash flows would not necessarily have been the same as those presented in the combined financial statements.

/s/ DELOITTE & TOUCHE S.p.A.

Turin, Italy

January 16, 2013

FIAT INDUSTRIAL GROUP

CONSOLIDATED INCOME STATEMENT

For The Years Ended December 31, 2012, 2011 and 2010

	Note	2012	2011	2010 (*)
		(€ million)
Net revenues	(1)	25.785	24,289	21,342
Cost of sales	(2)	20.925	20,038	17,979
Selling, general and administrative costs	(3)	2.183	2,002	1,793
Research and development costs	(4)	560	505	418
Other income/(expenses)	(5)	(38)	(58)	(60)

Trading profit/(loss)		2.079	1,686	1,092

Gains/(losses) on the disposal of investments	(6)	(38)	26	3
Restructuring costs	(7)	166	95	58
Other unusual income/(expenses)	(8)	(13)	12	(20)

Operating profit/(loss)		1.862	1,629	1,017

Financial income/(expenses)	(9)	(458)	(546)	(505)
Result from investments:	(10)	81	86	64
Share of the profit/(loss) of investees accounted for using the equity method		86	97	70
Other income (expenses) from investments		(5)	(11)	(6)

Profit/(loss)before taxes		1.485	1,169	576

Income taxes	(11)	564	468	198

Profit/(loss) from continuing operations		921	701	378

Profit/(loss) from discontinued operations		—	—	—

Profit/(loss)		921	701	378

Profit/(loss) attributable to:

Owners of the parent		810	624	341

Non-controlling interests		111	77	37

		(in euros)
Basic and diluted earnings/(loss) per ordinary share	(13)	0.663	0.487	0.265
Basic and diluted earnings/(loss) per preference share	(13)		0.487	0.265
Basic and diluted earnings/(loss) per savings share	(13)		0.533	0.311

The accompanying notes are an integral part of the consolidated financial statements.

(*)	The figures for 2010 have been prepared in accordance with the paragraph below Method of preparation of financial information for 2010.

FIAT INDUSTRIAL GROUP

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For The Years Ended December 31, 2012, 2011 and 2010

	Note	2012	2011	2010 (*)
		(€ million)
Profit/(loss) (A)		921	701	378

Gains/(losses) on cash flow hedges	(24)	45	(43)	5
Gains/(losses) on fair value of available-for-sale financial assets	(24)	—	—	1
Gains/(losses) on exchange differences on translating foreign operations	(24)	(225)	(66)	501
Share of other comprehensive income of entities consolidated using the equity method	(24)	(47)	21	54
Income tax relating to components of Other comprehensive income	(24)	(10)	6	(4)

Total other comprehensive income, net of tax (B)		(237)	(82)	557

Total comprehensive income (A)+(B)		684	619	935

Total comprehensive income attributable to:

Owners of the parent		591	549	842

Non-controlling interests		93	70	93

The accompanying notes are an integral part of the consolidated financial statements.

(*)	The figures for 2010 have been prepared in accordance with the paragraph below Method of preparation of financial information for 2010.

FIAT INDUSTRIAL GROUP

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At December 31, 2012 and 2011

	Note	At December 31, 2012	At December 31, 2011
		(€ million)
Assets
Intangible assets	(14)	4,174	3,909
Property, plant and equipment	(15)	4,572	4,177
Investments and other financial assets:	(16)	531	666
Investments accounted for using the equity method		464	614
Other investments and financial assets		67	52
Leased assets	(17)	622	558
Defined benefit plan assets		256	215
Deferred tax assets	(11)	1,086	1,167

Total non-current assets		11,241	10,692

Inventories	(18)	4,843	4,865
Trade receivables	(19)	1,436	1,562
Receivables from financing activities	(19)	15,237	13,946
Current tax receivables:	(19)	302	685
Other current assets	(19)	1,117	1,053
Current financial assets:		125	186
Current securities	(20)	4	68
Other financial assets	(21)	121	118
Cash and cash equivalents	(22)	4,611	5,639

Total current assets		27,671	27,936

Assets held for sale	(23)	25	15

Total assets		38,937	38,643

Equity and liabilities
Issued capital and reserves attributable to owners of the parent	(24)	4,935	4,555
Non-controlling interest	(24)	787	856

Total Equity		5,722	5,411

Provisions:		4,589	4,540
Employee benefits	(25)	1,941	2,070
Other provisions	(26)	2,648	2,470
Debt:	(27)	20,633	20,217
Asset-backed financing	(27)	9,708	9,479
Other debt	(27)	10,925	10,738
Other financial liabilities	(21)	97	157
Trade payables	(28)	4,843	5,052
Current tax payables:		217	660
Deferred tax liabilities	(11)	170	111
Other current liabilities	(29)	2,666	2,495
Liabilities held for sale		—	—

Total Liabilities		33,215	33,232

Total equity and liabilities		38,937	38,643

The accompanying notes are an integral part of the consolidated financial statements.

FIAT INDUSTRIAL GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS

For The Years Ended December 31, 2012, 2011 and 2010

	Note	2012	2011	2010 (*)
	(€ million)
A)Cash and cash equivalents at beginning of the year	(22)	5,639	3,686	1,561

B)Cash flows from/(used in) operating activities during the year:
Profit/(loss)		921	701	378
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		719	666	665
(Gains)/losses on disposal of:
Property plant and equipment and intangible assets (net of vehicles sold under buy-back commitments)		(8)	(1)	2
Investments		38	(26)	(3)
Other non-cash items	(37)	192	289	193
Dividends received		80	57	32
Change in provisions		73	178	122
Change in deferred income taxes		103	101	30
Change in items due to buy-back commitments	(37)	(117)	40	40
Change in operating lease items	(37)	(89)	(12)	26
Change in working capital	(37)	(214)	333	1,070

Total		1,698	2,326	2,555

C)Cash flows from/(used in) investment activities:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)		(1,349)	(993)	(872)
Consolidated subsidiaries, net of cash acquired		—	(99)	(20)
Other equity investments		(4)	(5)	(7)
Proceeds from the sale of:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments)		32	10	10
Other investments		44	1	32
Net change in receivables from financing activities		(1,749)	(1,152)	335
Change in other current securities		61	(47)	18
Other changes		(9)	19	76

Total		(2,974)	(2,266)	(428)

D)Cash flows from/(used in) financing activities:
Bonds issued		584	2,557	1,132
Repayment of bonds .		—	—	(377)
Issuance of other medium-term borrowings.		2,113	1,974	832
Repayment of other medium-term borrowings.		(1,791)	(1,231)	(830)
Net change in net financial payables to the Fiat Group post Demerger		—	(2,761)	(3,221)
Net change in other financial payables and other financial assets/liabilities	(37)	(109)	1,332	1,281
Capital increase	(37)	10	—	1,156
Dividends paid.		(480)	(8)	(93)
(Purchase)/sale of ownership interests in subsidiaries.		—	(1)	—

Total		327	1,862	(120)

Translation exchange differences.		(79)	31	118

E) Total change in cash and cash equivalents		(1,028)	1,953	2,125

F) Cash and cash equivalents at end of the year	(22)	4,611	5,639	3,686

The accompanying notes are an integral part of the consolidated financial statements.

(*)	The figures for 2010 have been prepared in accordance with the paragraph below Method of preparation of financial information for 2010.

FIAT INDUSTRIAL GROUP

STATEMENT OF CHANGES IN CONSOLIDATED EQUITY

For The Years Ended December 31, 2012, 2011 and 2010

	Share capital	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available for sale financial assets reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total
	(€ million)
At January 1, 2010 (*)	—	—	5,233	(24)	(117)	(1)	(18)	718	5,791

Capital increase	—	—	400	—	—	—	—	—	400
Dividends distributed	—	—	(50)	—	—	—	—	(43)	(93)
Purchase and sale of ownership interests in subsidiaries from/to non-controlling interests	—	(5)	—	—	—	—	—	12	7
Total comprehensive income for the year	—	—	341	(1)	452	1	49	93	935
Other changes	—	—	15	—	—	—	—	(23)	(8)
Effects of the transactions preliminary to the Demerger (1)	—	—	(2,288)	—	—	—	—	—	(2,288)

At December 31, 2010 (*)	—	(5)	3,651	(25)	335	—	31	757	4,744

Presentation for the effect of the Demerger (2)	1,913	462	(2,375)	—	—	—	—	—	—

At January 1, 2011	1,913	457	1,276	(25)	335	—	31	757	4,744

Dividends distributed	—			—	—	—	—	(8)	(8)
Purchase and sale of ownership interests in subsidiaries from/to non-controlling interests	—	(5)	—	—	—	—	—	22	17
Total comprehensive income for the year	—	—	624	(33)	(63)	—	21	70	619
Other changes	—	—	24	—	—	—	—	15	39
At December 31, 2011	1,913	452	1,924	(58)	272	—	52	856	5,411

Capital increase	6	(6)	—	—	—	—	—	10	10
Dividends distributed	—	—	(240)	—	—	—	—	(240)	(480)
Purchase and sale of ownership interests in subsidiaries from/to non-controlling interests	—	(11)	—	—	—	—	—	57	46
Increase/(decrease) in the Reserve for share-based payments	—	—	6	—	—	—	—	—	6
Total comprehensive income for the year	—	—	810	32	(210)	—	(41)	93	684
Other changes	—	—	34	—	—	—	—	11	45
At December 31, 2012	1,919	435	2,534	(26)	62	—	11	787	5,722

The accompanying notes are an integral part of the consolidated financial statements.

(1)	Transactions preliminary to the Demerger are discussed in the following paragraph Method of preparation of financial information for 2010.
(2)	As described in the paragraph below Method of preparation of financial information for 2010, historical combined net assets at December 31, 2010 include the accounting effects of the Demerger even thought this became effective for legal purposes on January 1, 2011.
(*)	The figures for 2010 have been prepared in accordance with the paragraph below Method of preparation of financial information for 2010.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010

PRINCIPAL ACTIVITIES

Fiat Industrial S.p.A. (the “Company”) is a corporation organized under the laws of the Republic of Italy. Fiat Industrial S.p.A. and its subsidiaries (the “Group”) operate in approximately 40 countries and has its head office in Turin, Italy. The Group is involved in the manufacture and sale of agricultural and construction equipment, trucks and commercial vehicles and industrial and marine engines and transmission systems.

The consolidated financial statements are presented in Euros, that is also the currency of the primary economic environment in which the Group operates.

These Consolidated financial statements were authorized for issuance by the Chairman of the Company on February 21, 2013.

Demerger from Fiat S.p.A.

During 2010, Fiat S.p.A. and its subsidiaries (the “Fiat Group”) initiated and completed a strategic project to separate the Agricultural and Construction Equipment (CNH) and Trucks and Commercial Vehicles (Iveco) activities, as well as the “Industrial & Marine” business line of FPT Powertrain Technologies (FPT Industrial), from the Automobile and Automobile-related Components and Production Systems activities, consisting of Fiat Group Automobiles, Maserati, Ferrari, Magneti Marelli, Teksid, Comau and the “Passenger & Commercial Vehicles” business line of FPT Powertrain Technologies.

Separation of those businesses, through the demerger from Fiat S.p.A. and transfer to Fiat Industrial S.p.A. (the “Demerger” – a Partial and Proportional Demerger pursuant to Article 2506-bis of the Italian Civil Code), resulted in the creation of Fiat Industrial Group (consisting of CNH, Iveco and FPT Industrial) on January 1, 2011.

Pursuant to the Demerger, on January 1, 2011, shareholders of Fiat S.p.A. received, for no consideration, one share in Fiat Industrial S.p.A. for each share of the same class already held in Fiat S.p.A.. Accordingly, as a consequence of this statutory demerger, the share capital of Fiat Industrial S.p.A. increased by an amount of €1,913 million, equal to the corresponding reduction in the share capital of Fiat S.p.A. as of the same date. Since January 3, 2011, Fiat S.p.A. and Fiat Industrial S.p.A. have been listed separately on the MTA (“Mercato Telematico Azionario di Milano”) and operate as independent companies, each with its own management and Board of Directors.

Fiat Industrial – CNH merger

On May 30, 2012, Fiat Industrial S.p.A. invited the Board of Directors of CNH Global N.V. (“CNH”), in which Fiat Industrial holds an 87% stake, to explore the benefits of a combination in which the two companies would merge into a newly-incorporated Dutch company, or adopt a similar structure, at exchange ratios determined with reference to the undisturbed market prices of Fiat Industrial and CNH shares prior to the transaction being announced (i.e., March/April 2012). The objective of the transaction is to simplify the Group’s capital structure by creating a single class of liquid stock, with a primary listing in New York and a secondary listing in Europe (with Milan subsequently being selected), thereby establishing a true peer to the major North American-based capital goods players in both scale and capital market appeal.

Following completion of negotiations between Fiat Industrial and the Special Committee formed by CNH Global N.V.’s Board of Directors, on November 26, 2012, Fiat Industrial and CNH Global (“CNH”) announced

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

that they had entered into a definitive merger agreement. Under the terms of that agreement, Fiat Industrial and CNH will merge into a newly-incorporated Dutch company (“NewCo”) with Fiat Industrial shareholders receiving one NewCo share for each Fiat Industrial share held and CNH shareholders receiving 3.828 NewCo shares for each CNH share held. As also established in the agreement, on December 28, 2012, CNH paid minority shareholders a cash dividend of $10 per CNH share. The transaction will be subject to the customary closing conditions, including a cap on the exercise of withdrawal rights by Fiat Industrial shareholders and opposition rights by Fiat Industrial creditors of €325 million in aggregate. The merger is also subject to the approval of shareholders of both Fiat Industrial and CNH.

As the merger represents a “business combination involving entities or businesses under common control”, it is outside the scope of application of IFRS 3. Accordingly, no adjustments will be made to the carrying amounts of the assets and liabilities of Fiat Industrial or CNH. This will result in the amounts recognized in the consolidated statement of financial position post-merger being equal to those reported in the statement of financial position for Fiat Industrial Group pre-merger. The only significant accounting effect of the transaction will be the attribution to owners of the parent company post-merger of the non-controlling interests in CNH Global N.V.

METHOD OF PREPARATION OF FINANCIAL INFORMATION FOR 2010

Financial information for 2010 (in the following the “historical combined financial statements”) have been prepared by combining the assets and liabilities, cash flows and results of operations of the Fiat Group which were the object of the Demerger (now forming the Fiat Industrial Group) for the year ended December 31, 2010, based on the historical data included in the consolidated financial statements of the Fiat Group for that year; the aforementioned activities were carried out in the Fiat Group during that period through the directly or indirectly held subsidiaries of Fiat S.p.A.

As the Demerger was considered a “business combination involving entities or businesses under common control”, it was outside the scope of application of IFRS 3 and IFRIC 17. Accordingly, the Company has recorded assets and liabilities at their net book value as recorded by Fiat S.p.A.

Had the combined companies actually operated as a single group separate from the Fiat Group in the year ended December 31, 2010, the actual results of operations, cash flows and assets and liabilities would not necessarily have been the same as those presented here. In particular, the historical net debt of the companies forming part of the Fiat Industrial Group should not necessarily be considered representative of an independently managed business; rather, it reflects an allocation to individual companies made in the context of the Fiat Group taken as a whole.

More specifically, before 2010 the activities which have now been included in the Fiat Industrial Group were almost entirely carried out through legally controlled companies by means of two direct investments of Fiat S.p.A.: Fiat Netherlands Holding N.V., a sub-holding controlling the CNH Global NV group (“CNH”), and Iveco S.p.A., the legal parent of the operations of Iveco segment and of the “Industrial & Marine” business line of FPT Powertrain Technologies of the Fiat Group, now making up the FPT Industrial segment. As a result, therefore, the combined data referring to that period were prepared on the basis of the historical data included in the consolidated financial statements of the Fiat Group for that year by combining (i) the financial statements of Fiat Netherlands Holding NV and its subsidiaries, (ii) the financial statements of Iveco S.p.A. and its subsidiaries, (iii) the assets and liabilities of certain minor operations not included in the above-mentioned legal groupings and (iv) the assets and liabilities of Fiat S.p.A. designated for demerger including the allocation of net debt due to Fiat Finance S.p.A. (treasury of Fiat S.p.A.).

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

During 2010, as a preliminary to the Demerger, a reorganization took place of the corporate structure of the industrial activities headed by Iveco S.p.A., which on the one hand led to the sale of the businesses and investments representing the Italian activities and of certain joint ventures of the Industrial Vehicles and Powertrain “Industrial & Marine” businesses to two previously dormant companies, Nuove Iniziative Finanziarie Cinque S.p.A. (which then changed its name to Iveco S.p.A.) and Nuova Immobiliare Nove S.p.A. (now FPT Industrial S.p.A.), 100% owned by Fiat S.p.A., and on the other to the sale of its foreign investments to Fiat Netherlands Holding N.V. As a result of these sales, the legal entity structure of the Fiat Industrial Group changed, with the exclusion of the previous Iveco S.p.A. legal entity, no longer operational (and now renamed Fiat Gestione Partecipazioni S.p.A.), and certain other minor changes connected with the formation of Fiat Industrial Finance S.p.A. and other variations in the corporate structure.

More generally, the method used to allocate operations to the Fiat Industrial Group was as follows:

•

Where they did not correspond to a separate legal entity, assets and liabilities attributable to the operations transferred to the Fiat Industrial Group were identified and recognized in the combined financial statements by adjusting equity.

•

Income and expenses attributable to operations were allocated on a basis consistent with the allocation of the assets and liabilities that generated them or the companies to which they refer. Pre-demerger expenses did not include the additional corporate overheads which have been incurred since 2011 when the Fiat Industrial Group became an independent listed Group; however, these expenses were not considered significant to the Group as a whole.

•	Cash flows relating to these operations were allocated on a basis consistent with the assumption used to allocate assets and liabilities.

•

All the items resulting from transactions between companies remaining in the Fiat Group post Demerger and companies transferring to the Fiat Industrial Group were included in the historical combined financial statements as items relating to third parties; however, given their size, receivables and payables of a financial nature (meaning those resulting from transactions with the treasury companies and financial service companies of the Fiat Group post Demerger) were stated in separate line items of the statement of financial position.

•

In the cases where, prior to the Demerger, the companies transferring to the Fiat Industrial Group had elected to take part in national tax consolidations with other companies of the Fiat Group, the current and deferred taxes presented in the historical combined financial statements reflect the effects of those companies’ participation in such national consolidations within the Fiat Group.

As a consequence of the change in legal entity structure of the Group, as discussed above, the Group’s combined net equity decreased, as shown in the statement of changes in consolidated equity. The total net change amounted to €2,288 million and consisted of the following components:

(€ million)
Capitalizations (the new Iveco S.p.A., FPT Industrial S.p.A., Fiat Industrial Finance S.p.A., Fiat Netherlands Holding N.V., Fiat Industrial S.p.A.)	756
Elimination from the combination scope of the previous Iveco S.p.A. (now Fiat Gestione Partecipazioni S.p.A.)	(1,817)
Allocation of the demerged net debt of Fiat S.p.A.	(1,227)

Total Changes in the scope of combination due to transactions preliminary to the Demerger	(2,288)

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Basic earnings per share data for the year ended December 31, 2010 (Note 13) have been calculated by dividing the profit/(loss) attributable to owners of the parent entity assignable to the various classes of shares by the number of shares resulting after issuance of the new shares of Fiat Industrial S.p.A. in connection with the Demerger as of January 1, 2011.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (the “IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are also prepared in accordance with the IFRSs adopted by the European Union, and with the provisions implementing article 9 of Legislative Decree no. 38/2005. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee, formerly the Standing Interpretations Committee (“SIC”) and then the International Financial Reporting Interpretations Committee (“IFRIC”).

The financial statements are prepared under the historical cost convention, modified as required for the measurement of certain financial instruments, as well as on a going concern basis. In this respect, despite operating in a continuingly difficult economic and financial environment, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1) exist about its ability to continue as a going concern, in view also of the measures already undertaken by the Group to adapt to the changed levels of demand and its industrial and financial flexibility.

Format of the financial statements

The Group presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant. The format selected is that used for managing the business and for management reporting purposes and is consistent with international practice in the capital goods sector. In this income statement, the Group also presents subtotals for both Trading Profit and Operating Profit. Trading Profit is the measure used by management to assess the trading performance of the Group’s businesses and is therefore, together with Operating Profit, one of the measures of segment profit that the Group presents under IFRS. Trading Profit is also presented on a consolidated basis because management believes it is important to consider the Group’s profitability on a basis consistent with that of its operating segments. Trading Profit represents Operating Profit before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either on a year-on-year basis or with other businesses. Management believes that Trading Profit should, therefore, be made available to investors to assist them in their assessment of the trading performance of Group’s businesses. Specifically Trading Profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other “unusual” income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis; each of these items is described as follows:

•

Gains/(losses) on the disposal of investments are defined as gains or losses incurred on the disposal of investments (both consolidated subsidiaries and unconsolidated associates or other investments), inclusive of transaction costs. The caption also includes gains/losses recognized in business combinations achieved in stages, when the Group’s previously held equity interest in the acquiree is re-measured at its acquisition-date fair value.

•	Restructuring costs are defined as costs associated with involuntary employee termination benefits pursuant to a one-time benefit arrangement, costs to consolidate or close facilities and relocate

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

employees, and any other cost incurred for the implementation of restructuring plans; those plans reflect specific actions taken by management to improve the Group’s future profitability.

•

Other unusual income/(expenses) are defined as asset write-downs (of plant, equipment or inventory) and provisions (or their subsequent reversal) arising from infrequent external events or market conditions.

Management excludes the above items from Trading Profit because they are individually or collectively material items that are not considered to be representative of the routine trading performance of the Group’s businesses. Operating Profit captures all items which are operational in nature regardless of the rate of occurrence. By distinguishing operational items between Trading Profit and Operating Profit, the Group’s performance may be evaluated in a more effective manner, while still disclosing a higher level of detail.

For the Statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1. Companies carrying out industrial activities and those carrying out financial activities are both consolidated in the Group’s financial statements. The investment portfolios of financial services companies are included in current assets, as the investments will be realized in their normal operating cycle. Financial services companies, though, obtain funds only partially from the market: the remainder are obtained from Fiat Industrial S.p.A. through the Group’s treasury companies (included in industrial companies), which lend funds both to industrial Group companies and to financial services companies as the need arises. This financial service structure within the Group means that any attempt to separate current and non-current liabilities in the Consolidated statement of financial position is not meaningful. Disclosure of the due dates of liabilities is however provided in the notes.

The Statement of cash flows is presented using the indirect method.

Certain reclassifications have been made to the prior year financial statements to conform to the 2012 presentation.

Basis of consolidation

Subsidiaries

Subsidiaries are enterprises controlled by the Group, as defined in IAS 27 – Consolidated and Separate Financial Statements. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Non-controlling interests in the net assets of consolidated subsidiaries and non-controlling interests in the profit or loss of consolidated subsidiaries are presented separately from the interests of the owners of the parent in the consolidated statement of financial position and income statement respectively. Losses applicable to non-controlling interests which exceed the non-controlling interests in the subsidiary’s equity are debited to non-controlling interests.

Changes in the Group’s ownership interests in subsidiaries that do not result in the loss of control are accounted for as equity transactions. The carrying amounts of the equity attributable to owners of the parent and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the book value of the non-controlling interests and the fair value of the relevant consideration is recognized directly in the equity attributable to the owners of the parent.

If the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the relevant consideration and the fair value of any retained interest and (ii) the carrying amount of the assets (including goodwill) and liabilities of the subsidiary and any non-controlling interests. Any profits or losses recognized in other comprehensive income in respect of

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

the subsidiary are accounted for as if the subsidiary had been sold (i.e. are reclassified to profit or loss or transferred directly to retained earnings depending on the applicable IFRS). The fair value of any investment retained in the former subsidiary is measured in accordance with IAS 39, IAS 28 or IAS 31, depending on the type of investment.

Subsidiaries that are either dormant or generate a negligible volume of business, are not consolidated. Their impact on the Group’s assets, liabilities, financial position and profit/(loss) attributable to the owners of the parent is immaterial.

Jointly controlled entities

Jointly controlled entities are enterprises in which the Group has contractually agreed sharing of control or for which a contractual arrangement exists whereby two or more parties undertake an economic activity that is subject to joint control. Investments in jointly controlled entities are accounted for using the equity method from the date that joint control commences until the date that joint control ceases.

Associates

Associates are enterprises over which the Group has significant influence, but not control or joint control, over the financial and operating policies, as defined in IAS 28 – Investments in Associates. The consolidated financial statements include the Group’s share of the earnings of associates using the equity method, from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses of an associate, if any, exceeds the carrying amount of the associate in the Group’s balance sheet, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

Investments in other companies

Investments in other companies that are available-for-sale financial assets are measured at fair value, when this can be reliably determined. Gains or losses arising from changes in fair value are recognized directly in other comprehensive income until the assets are sold or are impaired, when the cumulative gains and losses previously recognized in equity are recognized in profit or loss of the period.

Investments in other companies for which fair value is not available or is not reliable are stated at cost less any impairment losses.

Dividends received from these investments are included in Other income/(expenses) from investments.

Transactions eliminated on consolidation

All significant intragroup balances and transactions and any unrealized gains and losses arising from intragroup transactions are eliminated in preparing the consolidated financial statements. Unrealized gains and losses arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group’s interest in those entities.

Foreign currency transactions

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

translated at the exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in profit or loss.

Consolidation of foreign entities

All assets and liabilities of foreign consolidated companies with a functional currency other than the Euro are translated using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rate for the period. Translation differences resulting from the application of this method are classified as equity until the disposal of the investment. Average rates of exchange are used to translate the cash flows of foreign subsidiaries in preparing the consolidated statement of cash flows.

The goodwill, assets acquired and liabilities assumed arising from the acquisition of entities with a functional currency other than the Euro are recognized in the functional currency and translated at the exchange rate at the acquisition date. These balances are subsequently retranslated at the exchange rate at the balance sheet date.

The principal exchange rates used to translate into Euros the financial statements prepared in currencies other than the Euro were as follows:

	2012 Average	At December 31, 2012	2011 Average	At December 31, 2011	2010 Average	At December 31, 2010
U.S. dollar	1.285	1.319	1.392	1.294	1.326	1.336
Pound sterling	0.811	0.816	0.868	0.835	0.858	0.861
Swiss franc	1.205	1.207	1.233	1.216	1.380	1.250
Polish zloty	4.185	4.074	4.121	4.458	3.995	3.975
Brazilian real	2.508	2.704	2.327	2.416	2.331	2.218
Argentine peso	5.836	6.478	5.742	5.561	5.183	5.303

Business Combinations

Business combinations are accounted for by applying the acquisition method. Under this method, the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred and liabilities assumed by the Group and the equity interests issued in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at that date, except for the following which are measured in accordance with the relevant standard:

•	deferred tax assets and liabilities;

•	assets and liabilities relating to employee benefit arrangements;

•

liabilities or equity instruments relating to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree;

•	assets (or disposal groups) that are classified as held for sale.

Goodwill is measured as the excess of the aggregate of the consideration transferred in the business combination, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a gain from a bargain purchase.

Non-controlling interest is initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The selection of the measurement method is made on a transaction-by-transaction basis.

Any contingent consideration arrangement in the business combination is measured at its acquisition-date fair value and included as part of the consideration transferred in the business combination in order to determine goodwill. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are recognized retrospectively, with corresponding adjustments to goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which may not exceed one year from the acquisition date) about facts and circumstances that existed as of the acquisition date. Any changes in fair value after the measurement period are recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Changes in the equity interest in the acquiree that have been recognized in Other comprehensive income in prior reporting periods are reclassified to profit or loss as if the interest had been disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete in the consolidated financial statements. Those provisional amounts are adjusted during the above mentioned measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date which, if known, would have affected the amounts recognized at that date.

Business combinations that took place prior to January 1, 2010 were accounted for in accordance with the previous version of IFRS 3.

Intangible assets

Goodwill

Goodwill arising on business combinations is initially measured at cost as established at the acquisition date, as defined in the above paragraph. Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

On disposal of part or whole of a business which was previously acquired and which gave rise to the recognition of goodwill, the remaining amount of the related goodwill is included in the determination of the gain or loss on disposal.

Development costs

Development costs for vehicle project production (trucks, buses, agricultural and construction equipment and engines) are recognized as an asset if and only if both of the following conditions are met: that development costs can be measured reliably and that the technical feasibility of the product, volumes and pricing support the

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process. Capitalized development costs are amortized on a systematic basis from the start of production of the related product over the product’s estimated average life, as follows:

N° of years
Trucks and Buses	4 – 8
Agricultural and Construction Equipment	5
Engines	8 – 10

All other development costs are expensed as incurred.

Intangible assets with indefinite useful lives

Intangible assets with indefinite useful lives consist principally of acquired trademarks which have no legal, contractual, competitive, economic, or other factors that limit their useful lives. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually or more frequently whenever there is an indication that the asset may be impaired.

Other intangible assets

Other purchased and internally-generated intangible assets are recognized as assets in accordance with IAS 38 – Intangible Assets, where it is probable that the use of the asset will generate future economic benefits and where the costs of the asset can be determined reliably.

Such assets are measured at purchase or manufacturing cost and amortized on a straight-line basis over their estimated useful lives, if these assets have finite useful lives.

Other intangible assets acquired as part of the acquisition of a business are capitalized separately from goodwill, if their fair value can be measured reliably.

Property, plant and equipment

Cost

Property, plant and equipment are stated at acquisition or production cost.

Subsequent expenditures and the cost of replacing parts of an asset are capitalized only if they increase the future economic benefits embodied in that asset. All other expenditures are expensed as incurred. When such replacement costs are capitalized, the carrying amount of the parts that are replaced is recognized in profit or loss.

Property, plant and equipment also include vehicles sold with a buy-back commitment, which are recognized under the method described in the paragraph Revenue recognition if the buy-back commitment originates from Iveco.

Assets held under finance leases, which provide the Group with substantially all the risks and rewards of ownership, are recognized as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the financial statement as a debt. The assets are depreciated by the method and at the rates indicated below.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Leases where the lessor retains substantially all the risks and rewards of ownership of the assets are classified as operating leases. Operating lease expenditures are expensed on a straight-line basis over the lease terms.

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

	Depreciation rates
Buildings	2.5%	–	10%
Plant, machinery and equipment	6.25%	–	20%
Other assets	10%	–	25%

Land is not depreciated.

Finance leases

Future minimum lease payments from lessees are classified as Receivables from financing activities. Lease payments are recognized as the repayment of the principal and financial income remunerating the initial investment and the services provided.

Leased assets

Leased assets include vehicles leased to retail customers by the Group’s leasing companies under operating lease arrangements. They are stated at cost and depreciated at annual rates of between 20% and 33%.

When such assets are no longer leased and become held for sale, the Group reclassifies their carrying amount to Inventories.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets (as defined under IAS 23 – Borrowing Costs), which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized and amortized over the useful life of the class of assets to which they refer.

All other borrowing costs are expensed when incurred.

Impairment of assets

The Group reviews, at least annually, the recoverability of the carrying amount of intangible assets (including capitalized development costs) and property, plant and equipment, in order to determine whether there is any indication that those assets have suffered an impairment loss. If indicators of impairment are present, the carrying amount of the asset is reduced to its recoverable amount. Intangible assets with indefinite useful life are tested for impairment annually or more frequently, if there is an indication that an asset may be impaired.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

The recoverable amount of an asset is the higher of its fair value less disposal costs and its value in use. In assessing its value in use, the pre-tax estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized when the recoverable amount is lower than the carrying amount. Where an impairment loss for assets other than goodwill subsequently no longer exists or has decreased, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. A reversal of an impairment loss is recognized in profit or loss immediately.

Financial instruments

Presentation

Financial instruments held by the Group are presented in the financial statements as described in the following paragraphs.

Investments and other non-current financial assets comprise investments in unconsolidated companies and other non-current financial assets (held-to-maturity securities, non-current loans and receivables and other non-current available-for-sale financial assets).

Current financial assets, as defined in IAS 39, include trade receivables, receivables from financing activities (retail financing, dealer financing, lease financing and other current loans to third parties), current securities and other current financial assets (which include derivative financial instruments stated at fair value as assets), as well as cash and cash equivalents.

In particular, Cash and cash equivalents include cash at banks, units in liquidity funds and other money market securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

Current securities include short-term or marketable securities which represent temporary investments of available funds and do not satisfy the requirements for being classified as cash equivalents; current securities include both available-for-sale and held for trading securities.

Financial liabilities refer to debt, which includes asset-backed financing, and other financial liabilities (which include derivative financial instruments stated at fair value as liabilities), trade payables and other payables.

Measurement

Investments in unconsolidated companies classified as non-current financial assets are accounted for as described in the section Basis of consolidation.

Non-current financial assets other than investments, as well as current financial assets and financial liabilities, are accounted for in accordance with IAS 39 – Financial Instruments: Recognition and Measurement.

Current financial assets and held-to-maturity securities are recognized on the basis of the settlement date and, on initial recognition, are measured at fair value (corresponding to acquisition cost), including transaction costs.

Subsequent to initial recognition, available-for-sale and held for trading financial assets are measured at fair value. When market prices are not available, the fair value of available-for-sale financial assets is measured using appropriate valuation techniques e.g. discounted cash flow analysis based on market information available at the balance sheet date.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Gains and losses on available-for-sale financial assets are recognized directly in other comprehensive income until the financial asset is disposed of or is determined to be impaired; when the asset is disposed of, the cumulative gains or losses, including those previously recognized in other comprehensive income, are reclassified to the income statement for the period; when the asset is impaired, accumulated losses are recognized in the income statement. Gains and losses arising from changes in the fair value of held for trading financial instruments are included in the income statement for the period.

Loans and receivables which are not held by the Group for trading (loans and receivables originating in the course of business), held-to-maturity securities and all financial assets for which published price quotations in an active market are not available and whose fair value cannot be determined reliably, are measured, to the extent that they have a fixed term, at amortized cost, using the effective interest method. When the financial assets do not have a fixed term, they are measured at acquisition cost. Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates are discounted using market rates.

Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of assets may be impaired. If any such evidence exists, an impairment loss is included in the income statement for the period.

Except for derivative instruments, financial liabilities are measured at amortized cost using the effective interest method.

Financial assets and liabilities hedged by derivative instruments are measured in accordance with hedge accounting principles applicable to fair value hedges: gains and losses arising from remeasurement at fair value, due to changes in the respective hedged risk, are recognized in the income statement and are offset by the effective portion of the loss or gain arising from remeasurement at fair value of the hedging instrument.

Derivative financial instruments

Derivative financial instruments are used for hedging purposes, in order to reduce currency, interest rate and market price risks. In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when at the inception of the hedge there is formal designation and documentation of the hedging relationship, the hedge is expected to be highly effective, its effectiveness can be reliably measured and it is highly effective throughout the financial reporting periods for which it is designated.

All derivative financial instruments are measured in accordance with IAS 39 at fair value.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•

Fair value hedges – Where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability that is attributable to a particular risk and could affect the income statement, the gain or loss from remeasuring the hedging instrument at fair value is recognized in the income statement. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in the income statement.

•

Cash flow hedges – Where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect the income statement, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income. The cumulative gain or loss is removed from other comprehensive income and recognized in the income statement at

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

the same time as the economic effect arising from the hedged item affects income. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in the income statement immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains in other comprehensive income and is recognized in the income statement at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in other comprehensive income is recognized in the income statement immediately.

If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in the income statement.

Transfers of financial assets

The Group derecognizes financial assets when, and only when, the contractual rights to the cash flows arising from the assets no longer hold or if the Group transfers the financial activities. When the Group transfers a financial asset:

•

if the Group transfers substantially all the risks and rewards of ownership of the financial asset, it derecognizes the financial asset and recognizes separately as assets or liabilities any possible rights and obligations created or retained in the transfer;

•	if the Group retains substantially all the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset;

•

if the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether it has retained control of the financial asset. In this case:

•

if the Group has not maintained control, it derecognizes the financial asset and recognizes separately as assets and liabilities any possible rights and obligations created or retained in the transfer;

•	if the Group has retained control, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset and the consideration received or receivable for the transfer of the asset is recognized in profit or loss.

Inventories

Inventories of raw materials, semi-finished products and finished goods, (including assets leased out under operating leases) are stated at the lower of cost and net realizable value, cost being determined on a first in-first-out (FIFO) basis. Cost includes the direct costs of materials, labor and indirect costs (variable and fixed). Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs for sale and distribution.

The measurement of construction contracts is based on the stage of completion determined as the proportion that cost incurred to the balance sheet date bears to the estimated total contract cost. These items are presented net of progress billings received from customers. Any losses on such contracts are fully recorded in the income statement when they become known.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Assets and liabilities held for sale

Non-current assets are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset is available for immediate sale in its present condition. When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amounts and fair value less costs to sell.

Employee benefits

Pension plans

Employees of the Group participate in several defined benefit and/or defined contribution pension plans in accordance with local conditions and practices in the countries in which the Group operates.

The Group’s obligation to fund defined benefit pension plans and the annual cost recognized in the income statement are determined on an actuarial basis using the projected unit credit method. The portion of net cumulative actuarial gains and losses which exceeds the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of plan assets at the end of the previous year is amortized over the average remaining service lives of the employees (the “corridor approach”).

The post-employment benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses, arising from the application of the corridor method and unrecognized past service cost, reduced by the fair value of plan assets. Any net asset resulting from this calculation is recognized at the lower of its amount and the total of any cumulative unrecognized net actuarial losses and past service cost, and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

If changes are made to a plan that alter the benefits due for past service or if a new plan is introduced regarding past service then past service costs are recognized in the income statement on a straight-line basis over the average period remaining until the benefits become vested. If a change is made to a plan that significantly reduces the number of employees who are members of the plan or that alters the conditions of the plan such that employees will no longer be entitled to the same benefits for a significant part of their future service, or if such benefits will be reduced, the profit or loss arising from such changes is immediately recognized in the income statement.

All other costs and income arising from the measurement of pension plan provisions are allocated to costs by function in the income statement, except for interest cost on unfunded defined benefit plans which is reported as part of Financial expenses.

Costs arising from defined contribution plans are recognized as an expense in the income statement as incurred.

Post-employment plans other than pensions

The Group provides certain post-employment defined benefits, mainly health care plans. The method of accounting and the frequency of valuations are similar to those used for defined benefit pension plans.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

The scheme underlying the Employee leaving entitlements in Italy of the Italian Group companies (the TFR) was classified as a defined benefit plan until December 31, 2006. The legislation regarding this scheme and leading to this classification was amended by Law no. 296 of December 27, 2006 (the “2007 Finance Law”) and subsequent decrees and regulations issued in the first part of 2007. In view of these changes, and with specific reference to those regarding companies with at least 50 employees, this scheme only continues to be classified as a defined benefit plan in the consolidated financial statements for those benefits accruing up to December 31, 2006 (and not yet settled by the balance sheet date), while after that date the scheme is classified as a defined contribution plan.

Equity compensation plans

The Group provides additional benefits to certain members of senior management and employees through equity compensation plans (stock option plans and stock grants). In accordance with IFRS 2 – Share-based Payment, these plans represent a component of recipient remuneration. The compensation expense, corresponding to the fair value of the instruments at the grant date, is recognized in the income statement on a straight-line basis over the period from the grant date to the vesting date, with the offsetting credit recognized directly in equity. Any subsequent changes to fair value do not have any effect on the initial measurement.

Provisions

The Group records provisions when it has an obligation, legal or constructive, to a third party, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when a reliable estimate of the amount can be made.

Changes in estimates are reflected in the income statement in the period in which the change occurs.

Treasury shares

Treasury shares are presented as a deduction from equity. The original cost of treasury shares and the proceeds of any subsequent sale are presented as movements in equity.

Revenue recognition

Revenue is recognized if it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue can be measured reliably. Revenues are stated net of discounts, allowances, settlement discounts and rebates, as well as costs for sales incentive programs, determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized. The Group’s sales incentive programs include the granting of retail financing at significant discount to market interest rates. The corresponding cost is recognized at the time of the initial sale.

Revenues from the sale of products are recognized when the risks and rewards of ownership of the goods are transferred to the customer, the sales price is agreed or determinable and receipt of payment can be assumed: this corresponds generally to the date when the vehicles are made available to non-group dealers, or the delivery date in the case of direct sales. New vehicle sales with a buy-back commitment are not recognized at the time of delivery but are accounted for as operating leases. More specifically, vehicles sold with a buy-back commitment by Iveco are accounted for as Property, plant and equipment because agreements have usually a long-term buy-back commitment. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period is depreciated on a straight-line basis over the same period. The initial sale price received is recognized as an advance payment (liability).

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

The difference between the initial sale price and the buy-back price is recognized as rental revenue on a straight-line basis over the term of the operating lease. Assets sold under a buy-back commitment that are initially recognized in Property, plant and equipment are reclassified to Inventories at the end of the agreement term if they are held for sale. The proceeds from the sale of such assets are recognized as Revenues.

Revenues from construction contracts are recognized by reference to the stage of completion.

Revenues from the sale of extended warranties and maintenance contracts are recognized over the life of the contract and matched to related costs. Given their nature, margins on these contracts are recognized only when all associated costs can be estimated reliably, which is generally in the final period of the contractual term. In the event that estimated costs to fulfill the contract obligations exceed contract revenues, the estimated contract loss is recognized as soon as it is identified.

Revenues also include lease rentals and interest income from financial services companies.

Cost of sales

Cost of sales comprises the cost of manufacturing products and the acquisition cost of purchased merchandise which has been sold. It includes all directly attributable material and production costs and all production overheads. These include the depreciation of property, plant and equipment and the amortization of intangible assets relating to production and write-downs of inventories. Cost of sales also includes freight and insurance costs relating to deliveries to dealer and agency fees in the case of direct sales.

Cost of sales also includes provisions made to cover the estimated cost of product warranties at the time of sale to dealer networks or to the end customer.

Expenses which are directly attributable to the financial services businesses, including the interest expense related to the financing of financial services businesses as a whole and charges for risk provisions and write-downs, are reported in cost of sales.

Research and development costs

This item includes research costs, development costs not eligible for capitalization and the amortization of development costs recognized as assets in accordance with IAS 38 (see Notes 4 and 14).

Government grants

Government grants are recognized in the financial statements when there is reasonable assurance that the company concerned will comply with the conditions for receiving such grants and that the grants themselves will be received. Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to offset.

The benefit of a government loan at a below-market rate of interest is treated as a government grant. The benefit of the below-market rate of interest is measured as the difference between the initial carrying amount of the loan (fair value plus transaction costs) and the proceeds received, and is accounted for in accordance with the policies already used for the recognition of government grants.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Taxes

Income taxes include all taxes based upon the taxable profits of the Group. Taxes on income are recognized in the income statement except to the extent that they relate to items directly charged or credited to other comprehensive income, in which case the related tax effect is recognized in other comprehensive income. Provisions for income taxes that could arise on the distribution of a subsidiary’s undistributed profits are only made where there is a current intention to distribute such profits. Other taxes not based on income, such as property taxes and taxes on capital, are included in operating expenses. Deferred taxes are provided using the full liability method. They are calculated on all temporary differences between the tax base of an asset or liability and the carrying amounts in the consolidated financial statements, except for those arising from non-tax-deductible goodwill and for those related to investments in subsidiaries where it is possible to control the reversal of the differences and reversal will not take place in the foreseeable future. Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from temporary differences, are recognized to the extent that it is probable that future profits will be available against which they can be utilized. Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and where there is a legally enforceable right of offset. Deferred tax assets and liabilities are measured at the substantively enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the periods in which temporary differences reverse or expire.

Dividends

Dividends payable by the Group are reported as a movement in equity in the period in which they are approved by shareholders in their Annual General Meeting.

Earnings per share

Basic earnings per share are calculated by dividing the profit/(loss) attributable to owners of the parent entity assignable to the various classes of shares by the weighted average number of shares outstanding during the year.

For diluted earnings per share the weighted average number of shares outstanding has not been modified because no dilutive instruments have been issued by Fiat Industrial S.p.A.

Use of estimates

The preparation of financial statements and related disclosures that conform to IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. The estimates and associated assumptions are based on elements known at the date of preparation of the financial statements, on historical experience and other factors that are considered to be relevant. Actual results could differ from those estimates.

In this respect the situation caused by the profound economic and financial crisis which began in 2008 has led to the need to make assumptions regarding future performance which are characterized by significant uncertainty; as a consequence, therefore, it cannot be excluded that results may arise during the next year which differ from estimates, and which therefore might require adjustments, even significant, to be made to the carrying amount of the items in question, which at the present moment can clearly neither be estimated nor predicted. The main items affected by these situations of uncertainty are the allowances for doubtful accounts receivable and inventories, non-current assets (tangible and intangible assets), the residual values of vehicles leased out under operating lease arrangements or sold with buy-back clauses, sales allowances, product warranties, pension and other post-retirement benefits, deferred tax assets and contingent liabilities.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Estimates and assumptions are reviewed periodically and the effects of any changes are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments and the key assumptions concerning the future, that management has made in the process of applying the Group accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements or that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Allowance for doubtful accounts

The allowance for doubtful accounts reflects management’s estimate of losses inherent in the wholesale and retail credit portfolio. This allowance is based on the Group’s estimate of the losses to be incurred, which derives from past experience with similar receivables, current and historical past due amounts, dealer termination rates, write-offs and collections, the careful monitoring of portfolio credit quality and current and projected economic and market conditions. Should the present economic and financial situation persist or even worsen, this could lead to a further deterioration in the financial situation of the Group’s debtors compared to that already taken into consideration in calculating the allowances recognized in the financial statements.

Allowance for obsolete and slow-moving inventory

The allowance for obsolete and slow-moving inventory reflects management’s estimate of the loss in value expected by the Group, and has been determined on the basis of past experience and historical and expected future trends in the used vehicle market. A worsening of the economic and financial situation could cause a further deterioration in conditions in the used vehicle market compared to that already taken into consideration in calculating the allowances recognized in the financial statements.

Recoverability of non-current assets (including goodwill)

Non-current assets include property, plant and equipment, intangible assets (including goodwill), investments and other financial assets. Management reviews the carrying value of non-current assets held and used and that of assets to be disposed of when events and circumstances warrant such a review. Management performs this review using estimates of future cash flows from the use or disposal of the asset and a suitable discount rate in order to calculate present value. If the carrying amount of a non-current asset is considered impaired, the Group recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds its estimated recoverable amount from use or disposal determined by reference to its most recent business forecasts.

In view of the present economic and financial situation, the Group has the following considerations in respect of its future prospects:

•

In this context, when preparing figures for the consolidated financial statements for the year ended December 31, 2012 and more specifically when carrying out impairment testing of tangible and intangible assets, the various segments of the Group have taken into account their performance for 2013 as forecast in the budgets of the Fiat Industrial Group. In addition, for subsequent years they have taken into account the internal forecasts and targets for the years 2014 – 2016. These forecasts did not indicate the need to recognize any significant impairment losses.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

•	In addition, should the assumptions underlying the forecast deteriorate further the following is noted:

•

The Group’s tangible assets and intangible assets with a finite useful life (which essentially regard development costs) relate to models or products having a high technological content in line with the latest environmental laws and regulations, which consequently renders them competitive in the present economic situation, especially in the more mature economies in which particular attention is placed on the eco-sustainability of those types of products. As a result, therefore, despite the fact that the capital goods sector (in particular, commercial vehicles and construction equipment in certain specific geographical areas) is one of the markets most affected by the crisis in the immediate term, it is considered highly probable that the life cycle of these products can be lengthened to extend over the period of time involved in a slower economic recovery, in this way allowing the Group to achieve sufficient earnings flows to cover the investments, albeit over a longer timescale.

•

Around 96% of capitalized goodwill relates to the CNH business amounting to €1,840 million at December 31, 2012. Detailed analyses using various methodologies were carried out to test its recoverability; the underlying considerations are described in Note 14.

Residual values of assets leased out under operating lease arrangements or sold with a buy-back commitment

The Group reports assets rented to customers or leased to them under operating leases as tangible assets. Furthermore, new vehicle sales with a buy-back commitment are not recognized as sales at the time of delivery but are accounted for as operating leases if it is probable that the vehicle will be bought back. The Group recognizes income from such operating leases on a straight-line basis over the term of the lease. Depreciation expense for assets subject to operating leases is recognized on a straight-line basis over the lease term in amounts necessary to reduce the cost of an asset to its estimated residual value at the end of the lease term. The estimated residual value of leased assets is calculated at the lease inception date on the basis of published industry information and historical experience.

Realization of the residual values is dependent on the Group’s future ability to market the assets under the then-prevailing market conditions. The Group continually evaluates whether events and circumstances have occurred which impact the estimated residual values of the assets on operating leases. The used vehicle market was carefully monitored throughout 2012 to ensure that write-downs were properly determined. It cannot however be excluded that additional write-downs may be needed if market conditions should deteriorate even further.

Sales allowances

At the later time of sale or the time an incentive is announced to dealers, the Group recognizes the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. There may be numerous types of incentives available at any particular time. The determination of sales allowances requires management estimates based on different factors.

Product warranties

The Group makes provisions for estimated expenses related to product warranties at the time products are sold. Management establishes these estimates based on historical information on the nature, frequency and average cost of warranty claims. The Group seeks to improve vehicle quality and minimize warranty expenses arising from claims.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Pension and other post-retirement benefits

Group companies sponsor defined benefits plans in various countries, mainly in the United States, in the United Kingdom and in Germany.

Employee benefit liabilities and the related assets and the costs and net interest expense connected with them are measured on an actuarial basis which requires the use of estimates and assumptions to determine the net liability or net asset for the Group. The actuarial method takes into consideration parameters of a financial nature such as the discount rate, the expected rate of return on plan assets the growth rate of salaries and the growth rate of health care costs and takes into consideration the likelihood of potential future events by using parameters of a demographic nature such as mortality rates and dismissal or retirement rates. In particular, the discount rates selected are based on yields or yield curves of high quality corporate bonds in the relevant market. The expected returns on plan assets are determined on the basis of expectations for long-term capital market returns, inflation, current bond yields and other variables, adjusted for any specific aspects of the asset investment strategy. Trends in health care costs are developed on the basis of historical experience, the near-term outlook for costs and likely long-term trends. Salary growth rates reflect the Group’s long-term actual expectation in the reference market and inflation trends. Changes in any of these assumptions may have an effect on future contributions to the plans.

The effects resulting from revising the estimates for the above parameters are not recognized in the Statement of financial position and income statement when they arise but are recognized using the “corridor method” adopted by the Group: a detailed explanation of the way in which the method for recognizing the actuarial gains and losses arising from the measurement of the liabilities and assets relating to employee benefits works may be found in the Employee benefits section above.

Significant future changes in the yields of corporate bonds, other actuarial assumptions referred to above and return on plan assets may significantly impact the liability and the unrecognized actuarial gains and losses.

Realization of deferred tax assets

At December 31, 2012, the Fiat Industrial Group had deferred tax assets and theoretical tax benefits arising from tax loss carry forwards of €1,414 million, of which €498 million is not recognized in the financial statements. The corresponding totals at December 31, 2011 were €1,558 million and €502 million, respectively. Management has recorded these valuation allowances to reduce deferred tax assets to the amount that it believes it is probable will be recovered. In making these adjustments, management has taken into consideration figures from budgets and forecasts consistent with those used for impairment testing and discussed in the preceding paragraph relating to the recoverable amount of non-current assets. Moreover, the adjustments that have been recognized are considered to be sufficient to protect against the risk of a further deterioration of the assumptions in these forecasts, taking account of the fact that the net deferred assets accordingly recognized relate to temporary differences and tax losses which, to a significant extent, may be recovered over a very long period, and are therefore consistent with a situation in which the time needed to exit from the crisis and for an economic recovery to occur extends beyond the term implicit in the above-mentioned estimates.

Contingent liabilities

The Group is the subject of legal proceedings and tax issues covering a range of matters, which are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the final outcome of such matters. The cases and claims against the Group often raise difficult and complex factual and legal issues, which are subject to many uncertainties, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction and the differences in applicable law. In the normal course of business

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

management consults with legal counsel and certain other experts on matters related to litigation and taxes. The Group accrues a liability when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event an adverse outcome is possible or an estimate is not determinable, the matter is disclosed.

Accounting standards, amendments and interpretations adopted from January 1, 2010

The Group adopted the following standards, amendments and interpretations from January 1, 2010.

IFRS 3 (2008) – Business Combinations

In accordance with the transitional provision of the Standard the Group adopted IFRS 3 (revised in 2008) – Business Combinations, prospectively, to business combinations for which the acquisition date is on or after January 1, 2010. The main changes to IFRS 3 concern the accounting treatment of step acquisition, the possibility of measuring the non-controlling interests in a partial acquisition either at fair value or the non-controlling interest’s share of the fair value of the identifiable net assets of the acquiree, the recognition of acquisition-related costs as period expenses and the recognition at the acquisition date of any contingent consideration included in the arrangements. In particular:

•

Step acquisitions of a subsidiary: in the case of step acquisitions IFRS 3 (2008) states that a business combination occurs only in respect of the transaction that gives one entity control of another. At that time, the identifiable net assets of the acquiree are measured at fair value and any non-controlling interest is measured either at fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s identifiable net assets (a method already permitted under the previous version of IFRS 3). An equity interest previously held in the acquiree and accounted for under IAS 39 – Financial Instruments: Recognition and Measurement, or under IAS 28 – Investments in Associates, or under IAS 31 – Interests in Joint Ventures is treated as if it were disposed of and acquired at fair value at the acquisition date. Accordingly, it is remeasured to its acquisition date fair value and any resulting gain or loss is recognized in profit or loss. Moreover, any changes in the value of the equity interest that were previously recognized in Other comprehensive income are reclassified from equity to profit or loss as if they had been disposed of. Goodwill, or the gain from a bargain purchase, arising from the acquisition of control in a subsidiary is measured as the consideration transferred to obtain control, plus the amount of non-controlling interest (using either option), plus the fair value of previously held non-controlling equity interest, less the fair value of the identifiable net assets of the acquiree. Under the previous version of the standard controlling interests achieved in stages were dealt with as a series of separate transactions with goodwill recognized as the sum of the goodwill arising on these transactions.

•

Acquisition-related costs: under IFRS 3 (2008) acquisition-related costs are recognized as an expense in the periods in which the costs are incurred. Under the previous version of the Standard, these costs were included in the acquisition cost of the net assets of the acquired entity.

•

Recognition of contingent consideration: under IFRS 3 (2008) contingent consideration is recognized as part of the consideration transferred in exchange for the acquiree’s net assets, measured at its acquisition date fair value. Similarly, where the purchase agreement includes a right to the return of previously-transferred consideration if specified conditions are met, that right to return is classified as an asset by the acquirer. Subsequent changes in this fair value are recognized as adjustments to the original accounting for the acquisition if they from additional information obtained by the acquirer and occur within 12 months of the acquisition date. All other changes in the fair value of the contingent consideration are recognized in profit or loss. Under the previous version of the Standard contingent

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

consideration was recognized at the acquisition date only if payment was probable and it could be measured reliably. Any subsequent adjustments to contingent consideration were recognized against goodwill.

The adoption of the new principle did not lead to significant accounting effects.

IAS 27 (2008) – Consolidated and Separate Financial Statements

The revisions to IAS 27 principally affect the accounting for transactions and events that result in a change in the Group’s interest in its subsidiaries and the attribution of a subsidiary’s losses to non-controlling interests. In accordance with the relevant transitional provisions, the Group adopted these changes to IAS 27 prospectively. The adoption of the revised standard has affected the accounting of certain increases and decreases in the Group’s ownership interest in its subsidiaries.

IAS 27 (2008) specifies that once control has been obtained, further transactions whereby the parent entity acquires additional equity interests from non-controlling interests, or disposes of equity interests without losing control are transactions with owners and therefore shall be accounted for as equity transactions. It follows that the carrying amounts of the controlling and non-controlling interests must be adjusted to reflect the changes in their relative interests in the subsidiary and any difference between the amount by which the non-controlling interest is adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the parent. There is no consequential adjustment to the carrying amount of goodwill and no gain or loss is recognized in profit or loss. Costs associated with these transactions are recognized in equity in accordance with IAS 32 paragraph 35.

In prior years, in the absence of a specific principle or interpretation, if the Group purchased a non-controlling interest in a subsidiary that it already controlled it recognized any excess of the acquisition cost over the carrying amount of the assets and liabilities acquired as goodwill (the “Parent entity extension method”). If it disposed of a non-controlling interest without losing control, however, the Group recognized any difference between the carrying amount of assets and liabilities of the subsidiary and the consideration received in profit or loss.

The adoption of the new principle did not lead to significant accounting effects on Profit and loss and on basic and diluted earnings per share.

Accounting standards, amendments and interpretations effective from January 1, 2010 but not applicable to the Group

The following amendments, improvements and interpretations were also been issued and were effective from January 1, 2010; these relate to matters that were not applicable to the Group at the dates of the financial statements herein presented:

•	Improvement 2008 to IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations.

•	Amendments to IAS 28 – Investments in Associates and to IAS 31 – Interests in Joint Ventures consequential to the amendment to IAS 27.

•	Improvements to IAS/IFRS (2009).

•	Amendments to IFRS 2 – Share based Payment: Group Cash-settled Share-based Payment Transactions.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

•	IFRIC 17 – Distributions of Non-cash Assets to Owners.

•	IFRIC 18 – Transfers of Assets from Customers.

Accounting standards, amendments and interpretations adopted from January 1, 2011

On November 4, 2009, the IASB issued a revised version of IAS 24 – Related Party Disclosures that simplifies the disclosure requirements for government-related entities and clarifies the definition of a related party. Application of this amendment did not have any significant effects on the measurement of items in the Group’s financial statements and had only limited effects on the disclosures for related party transactions provided in this Annual report.

Accounting standards, amendments and interpretations effective from January 1, 2011 but not applicable to the Group

The following amendments, improvements and interpretations have also been issued and are effective from January 1, 2011; these relate to matters that were not applicable to the Group at the date of this Annual report but which may affect the accounting for future transactions or arrangements:

•	Financial Instruments: Presentation, Classification of Rights Issues: an amendment to IAS 32;

•	Prepayments of a Minimum Funding Requirement: an amendment to IFRIC 14;

•	IFRIC 19 – Extinguishing Financial Liabilities with Equity Instruments;

•	Improvements to IAS/IFRS (2010).

Accounting standards, amendments and interpretations adopted from January 1, 2012

On October 7, 2010, the IASB issued amendments to IFRS 7 – Financial Instruments: Disclosures. The amendments require additional disclosures to allow users of financial statements to improve their understanding of transfers (“derecognition”) of financial assets, including an understanding of the possible effects of any risks that may remain with the entity that transferred the assets. The amendments also require additional disclosures if a disproportionate amount of a transfer transaction is undertaken at the end of a reporting period, and is applicable on a prospective basis. The Group adopted the amendments from January 1, 2012. The application of these amendments did not have any significant effect on the measurement of the related items in the financial statements and had limited effects on the disclosures presented in this Annual Report; in this regard, reference should be made to the above paragraph Transfers of financial assets and to Note 19 with reference to the transfer of receivables.

Accounting standards, amendments and interpretations effective from January 1, 2012 but not applicable to the Group

On December 20, 2010, the IASB issued amendments to IAS 12 – Income Taxes which clarify the accounting for deferred tax relating to investment properties measured at fair value. The amendments introduce the presumption that the carrying amount of deferred taxes relating to investment properties measured at fair value under IAS 40 will be recovered through sale. As a result of the amendments, SIC-21 Income Taxes – Recovery of Revalued Non-Depreciable Assets no longer applies. The amendments should be applied retrospectively from January 1, 2012. Topics governed by the amendments are not existing in the Group.

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group

The accounting standards, amendments and interpretations described in the following have already been endorsed by the European Union at the date of this Annual Report.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

On May 12, 2011, the IASB issued IFRS 10 – Consolidated Financial Statements replacing SIC-12 – Consolidation-Special Purpose Entities and parts of IAS 27 – Consolidated and Separate Financial Statements (which has been renamed Separate Financial Statements and addresses the accounting treatment of investments in separate financial statements). The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The standard is effective retrospectively from January 1, 2013. The European Union has completed its endorsement process, postponing the effective date to January 1, 2014 and permitting early application; the Group has elected to early adopt the standard from January 1, 2013. Application of this standard is not expected to have significant effects on the Group’s financial statements.

On May 12, 2011, the IASB issued IFRS 11 – Joint Arrangements superseding IAS 31 – Interests in Joint Ventures and SIC-13 – Jointly-Controlled Entities-Non-monetary Contributions by Venturers. The new standard provides the criteria for identifying joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form and requires the use of a single method to account for interests in jointly controlled entities, the equity method. The standard is effective retrospectively from January 1, 2013. Following the issue of the new standard, IAS 28 – Investments in Associates has been amended to include accounting for investments in jointly controlled entities in its scope of application (from the effective date of the standard). The European Union has completed its endorsement process postponing the effective date to January 1, 2014 and permitting early application; the Group has elected to early adopt the standard from January 1, 2013. Application of this standard is not expected to have significant effects on the Group’s financial statements.

On May 12, 2011, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities, a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, special purpose vehicles and other unconsolidated vehicles. The standard is effective for annual periods beginning after January 1, 2013. The European Union has completed its endorsement process postponing the effective date to January 1, 2014 and permitting early application; the Group has elected to early adopt the standard from January 1, 2013. Application of this standard is not expected to have significant effects on the Group’s financial statements.

On May 12, 2011, the IASB issued IFRS 13 – Fair Value Measurement, which clarifies the determination of fair value for the purpose of the financial statements and is applicable to all IFRSs permitting or requiring a fair value measurement or the presentation of disclosures based on fair value. The standard is effective prospectively from January 1, 2013. Application of this standard is not expected to have significant effects on the Group’s financial statements.

On June 16, 2011, the IASB issued an amendment to IAS 19 – Employee Benefits applicable retrospectively from the year beginning January 1, 2013. The amendment modifies the requirements for recognizing defined benefit plans and termination benefits. The main changes concerning defined benefit plans regard the recognition of the entire plan deficit or surplus in the balance sheet, the introduction of net interest expense and the classification of net interest expense arising from defined benefit plans, as described in the following:

•

Recognition of the plan deficit or surplus: the amendment removes the previous option of being able to defer actuarial gains and losses under the “corridor method”, requiring these to be recognized directly in other comprehensive income. In addition, the amendment requires the immediate recognition of past service costs in profit or loss.

•	Net interest expense: the concepts of interest expense and expected return on plan assets are replaced by the concept of net interest expense on the net plan deficit or surplus, which consists of:

•	the interest expense calculated on the present value of the liability for defined benefit plans,

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

•	the interest income arising from the valuation of the plan assets, and

•	the interest expense or income arising from any limits to the recognition of the plan surplus.

Net interest expense is calculated for all components by using the discount rate applied for measuring the obligation for defined benefit plans at the beginning of the period. In accordance with the current version of IAS 19, the expected return on plan assets is calculated by using a long-term expected rate of return.

•

Classification of net interest expense: in accordance with the new definition of net interest expense set out in the standard, net interest expense on defined benefit plans will be recognized as Financial income/(expenses) in the income statement. In compliance with the current version of IAS 19, the Group is recognizing all the income and expense arising from the measurement of defined benefit plans by functional area, except for the financial cost relating to unfunded defined benefit plans which is included in Financial income/(expenses).

In accordance with the transitional rules included in paragraph 173 of IAS 19, the Group will apply this amendment retrospectively from January 1, 2013, adjusting the balances of the balance sheet at December 31, 2011 and 2012 and the income statement balances for 2011 and 2012 as if the amendments to IAS 19 had always been applied. At the date of this report, the Group has calculated that the adoption of the standard will lead to a decrease in equity of €168 million and €324 million at December 31, 2011 and 2012, respectively, and a decrease of €19 million and €18 million in net income for 2011 and 2012, respectively.

On June 16, 2011, the IASB issued an amendment to IAS 1 – Presentation of Financial Statements requiring companies to group items presented in comprehensive income on the basis of whether they are potentially reclassifiable to the income statement. The amendment is applicable for periods beginning on or after July 1, 2012; the Group will apply this amendment from January 1, 2013. Applying this amendment will have no effect on the measurement of items in the financial statements.

On December 16, 2011, the IASB issued certain amendments to IAS 32 – Financial Instruments: Presentation to clarify the application of certain offsetting criteria for financial assets and financial liabilities in IAS 32. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

On December 16, 2011, the IASB issued certain amendments to IFRS 7 – Financial Instruments: Disclosures. The amendments require information about the effect or potential effect of netting arrangements for financial assets and liabilities on an entity’s financial position. Entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively. Applying these amendments will have no effect on the measurement of items in the Group’s financial statements.

The European Union had not yet completed its endorsement process for the following standards and amendments at the date of these financial statements:

•

On November 12, 2009, the IASB issued a new standard IFRS 9 – Financial Instruments that was subsequently amended. The standard, having an effective date for mandatory adoption of January 1, 2015 retrospectively, represents the completion of the first part of a project to replace IAS 39 and introduces new requirements for the classification and measurement of financial assets and financial liabilities. The new standard uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. The most significant effect of the standard regarding the classification and measurement of financial liabilities relates to the accounting for changes in fair value attributable to changes in the credit risk of financial liabilities designated as at fair value through profit or loss. Under the new standard these changes are recognized in Other comprehensive income and are not subsequently reclassified to the Income statement.

•

On May 17, 2012, the IASB issued a set of amendments to IFRSs (“Annual Improvements to IFRSs 2009-2011 Cycle”) that are applicable retrospectively from January 1, 2013; set out below are those that will lead to changes in the presentation, recognition or measurement of financial statement items, excluding those that only regard changes in terminology or editorial changes having a limited accounting effect and those that affect standards or interpretations that are not applicable to the Group:

•

IAS 1 – Presentation of Financial Statements: the amendment clarifies the way in which comparative information should be presented when an entity changes accounting policies and when an entity provides comparative information in addition to the minimum comparative financial statements;

•

IAS 16 – Property, Plant and Equipment: the amendment clarifies that items such as spare parts, stand-by equipment and servicing equipment shall be recognized in accordance with IAS 16 when they meet the definition of property, plant and equipment, otherwise such items shall be classified as inventory;

•

IAS 32 – Financial instruments: Presentation: the amendment eliminates an inconsistency between IAS 12 – Income Taxes and IAS 32 concerning the recognition of taxation arising from distributions to shareholders, establishing that this shall be recognized in profit or loss to the extent the distribution refers to income generated by transactions originally recognized in profit or loss;

•	IAS 34 – Interim Financial Reporting: the amendment clarifies that the disclosures for total assets and total liabilities for a particular reportable segment shall be provided if and only if:

a)	a measure of total assets and liabilities, or both, is regularly provided to the chief operating decision maker, and

b)	there has been a material change from the amount disclosed in the last annual financial statements for that reportable segment.

RISK MANAGEMENT

Credit risk

The Group’s credit concentration risk differs in relation to the activities carried out by the individual segments and various sales markets in which the Group operates; in all cases, however, the risk is mitigated by the large number of counterparties and customers. Considered from a global point of view, however, there is a concentration of credit risk in trade receivables and receivables from financing activities, in particular dealer financing and finance leases in the European Union market for Iveco, and in North America for CNH, as well as in Latin America for the main segments.

Financial assets are recognized in the statement of financial position net of write-downs for the risk that counterparties may be unable to fulfill their contractual obligations, determined on the basis of the available information as to the creditworthiness of the customer and historical data.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Liquidity risk

The Group is exposed to funding risk if there is difficulty in obtaining finance for operations at any given point in time.

The cash flows, funding requirements and liquidity of Group companies are monitored on a centralized basis, under the control of the Group Treasury. The aim of this centralized system is to optimize the efficiency and effectiveness of the management of the Group’s capital resources.

Additionally, as part of its activities the Group regularly carries out funding operations on the various financial markets which may take on different technical forms and which are aimed at ensuring that it has an adequate level of current and future liquidity.

The continuation of a difficult economic situation in the markets in which the Group operates and the uncertainties that characterize the financial markets necessitate giving special attention to the management of liquidity risk. In that sense measures taken to generate financial resources through operations and to maintain an adequate level of available liquidity are an important factor in ensuring normal operating conditions and addressing strategic challenges over the next few years. The Group therefore plans to meet its requirements to settle liabilities as they fall due and to cover expected capital expenditures by using cash flows from operations and available liquidity, renewing or refinancing bank loans and making recourse to the bond market and other forms of funding.

Interest rate risk and currency risk

As a multinational group that has operations throughout the world, the Group is exposed to market risks from fluctuations in foreign currency exchange and interest rates.

The exposure to foreign currency risk arises both in connection with the geographical distribution of the Group’s industrial activities compared to the markets in which it sells its products, and in relation to the use of external borrowing denominated in foreign currencies.

The exposure to interest rate risk arises from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing the Group’s net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

The Group regularly assesses its exposure to interest rate and foreign currency risk and manages those risks through the use of derivative financial instruments in accordance with its established risk management policies.

The Group’s policy permits derivatives to be used only for managing the exposure to fluctuations in exchange and interest rates connected with future cash flows and assets and liabilities, and not for speculative purposes.

The Group utilizes derivative financial instruments designated as fair value hedges, mainly to hedge:

•	the currency risk on financial instruments denominated in foreign currency;

•	the interest rate risk on fixed rate loans and borrowings.

The instruments used for these hedges are mainly currency swaps, forward contracts, interest rate swaps and combined interest rate and currency financial instruments.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

The Group uses derivative financial instruments as cash flow hedges for the purpose of pre-determining:

•	the exchange rate at which forecasted transactions denominated in foreign currencies will be accounted for;

•

the interest paid on borrowings, both to match the fixed interest received on loans (customer financing activity), and to achieve a pre-defined mix of floating versus fixed rate funding structured loans.

The exchange rate exposure on forecasted commercial flows is hedged by currency swaps, forward contracts and currency options. Interest rate exposures are usually hedged by interest rate swaps and, in limited cases, by forward rate agreements.

Counterparties to these agreements are major and diverse financial institutions.

Information on the fair value of derivative financial instruments held at the balance sheet date is provided in Note 21.

Additional qualitative information on the financial risks to which the Group is exposed is provided in Note 33.

SCOPE OF CONSOLIDATION

The consolidated financial statements of the Group as of December 31, 2012 include Fiat Industrial S.p.A. and 204 consolidated subsidiaries in which Fiat Industrial S.p.A., directly or indirectly, has a majority of the voting rights, over which it exercises control, or from which it is able to derive benefit by virtue of its power to govern corporate financial and operating policies. A total of 193 subsidiaries were consolidated at December 31, 2011.

Excluded from consolidation are 23 subsidiaries that are either dormant or generate a negligible volume of business: their proportion of the Group’s assets, liabilities, financial position and earnings is immaterial. In particular, 18 of such subsidiaries are accounted for using the cost method, and represent in aggregate less than 0.01 percent of Group revenues, equity and total assets.

There have been no significant changes in the scope of consolidation during 2012. The following changes occurred:

•

The Group has consolidated the income statement of its investment in Iveco Finance Holdings Limited (“IFHL”), renamed Iveco Capital Limited during 2012, on a line-by-line basis since January 1, 2012, while the balance sheet was first consolidated on a line-by-line-basis at December 31, 2011. Additional information on the accounting treatment of this transaction is included in the paragraph Business combinations below.

•

The Group has consolidated its interest in Iveco Provence group (formerly known as the Patascia group) on a line-by-line basis since January 1, 2012; Iveco acquired a 100% interest in this dealer in the second quarter of 2011, but it was not consolidated on a line-by-line basis in the Fiat Industrial Group financial statements at December 31, 2011 due to a lack of certain of the information required to prepare the notes in a consistent manner. The total assets and net revenues of Iveco Provence group were considered not significant compared to those of the Group and the interest in this group was accounted for using the equity method at that date.

For completeness of information, it is recalled that in December 2012 CNH sold its 20% interest in Kobelco Construction Machinery Co. Ltd, an associate previously accounted for using the equity method.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Interests in jointly controlled entities (16 companies at December 31, 2012 and 16 companies at December 31, 2011) are accounted for using the equity method. Condensed financial information relating to the Group’s pro-rata interest in these entities is as follows:

	At December 31,
	2012	2011
	(€ million)
Non-current assets	282	262
Current assets	913	931
Total Assets	1,195	1,193
Debt	232	194
Other liabilities	548	573

The combined amounts of the Group’s share in the principal income statement items of jointly controlled entities accounted for using the equity method are as follows:

	2012	2011	2010
	(€ million)
Net revenues	1,517	1,421	1,256
Trading profit/(loss)	80	77	71
Operating profit/(loss)	81	78	72
Profit/(loss) before taxes	75	90	61
Profit/(loss)	61	71	45

At December 31, 2012, 6 associates are accounted for using the equity method (8 associates at December 31, 2011), while 3 associates (3 associates at December 31, 2011), that in aggregate are of minor importance, are accounted for using the cost method. The main aggregate amounts related to the Group interests in associates are as follows:

	At December 31,
	2012	2011
	(€ million)
Total assets	804	1,239
Total liabilities	714	1,049

	2012	2011	2010
	(€ million)
Net revenues	589	586	572
Profit/(loss)	11	18	18

The main aggregate amounts related to the Group interests in associates accounted for using the cost method are as follows:

	At December 31,
	2012	2011
	(€ million)
Total assets	91	101
Total liabilities	88	87

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

	2012	2011	2010
	(€ million)
Net revenues	20	49	28
Profit/(loss)	(6)	(6)	1

BUSINESS COMBINATIONS

No business combinations took place in 2012.

Acquisition of Iveco Capital Limited

During the fourth quarter of 2011, the Group established the means for carrying out a mutual dissolution of the joint venture with Barclays, IFHL, renamed Iveco Capital Limited during 2012, which managed the financial services activities (end customers and dealers) of Iveco in Italy, Germany, France, the UK and Switzerland. In accordance with that agreement, Iveco has had to arrange for financing of the new portfolio of Iveco Capital Limited since January 1, 2012, and in May 2012 purchased the remaining 51% of Iveco Capital Limited from Barclays at a price of €119 million, thereby acquiring 100% ownership.

Financial services provided to end customers are now managed in the following manner: secured funding with Barclays of the outstanding portfolio at December 31, 2011; vendor program agreements with BNP-Paribas in Germany and in France for the new portfolio originating on or after January 1, 2012; an agreement in Italy with Intesa Sanpaolo for financing the new portfolio; direct financing of the portfolio in Switzerland and in the UK. The funding of dealer financing activities is ensured through a three years pan-European securitization program with Barclays.

In terms of the accounting treatment of this operation, it is recalled that, in consideration of the agreements entered into with Barclays at the end of December 2011, the Group accounted for its investment in Iveco Capital Limited at December 31, 2011 by consolidating the company’s balance sheet on a line-by-line basis at that date. The operation was treated as a business combination achieved in stages in accordance with IFRS 3 – Business Combinations.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

As permitted by this standard, the identifiable assets acquired and the identifiable liabilities assumed were provisionally recognized at their carrying amounts in the consolidated financial statements of Iveco Capital Limited at December 31, 2011 while waiting for the calculation of the fair value of certain items at the Acquisition date (identified as December 31, 2011) to be completed. This measurement process was completed during the third quarter of 2012 and led to the conclusion that the provisional values represent their fair value at the Acquisition date, except for an insignificant change in debt (€1 million) with a corresponding change in goodwill. The identifiable assets acquired and liabilities assumed were therefore recognized at their Acquisition date fair value, except for deferred taxes and certain obligations associated with employee benefits, which were recognized in accordance with the applicable standard, as required by IFRS 3:

At the Acquisition date
(€ million)
Intangible assets	3
Property, plant and equipment	—
Investments and other financial assets	—
Leased assets	5
Defined benefit plan assets	—
Deferred tax assets	48

Total non-current assets	56

Inventories	17
Trade receivables	76
Receivables from financing activities	2,613
Current tax receivables	1
Other current assets	22
Current financial assets	—
Cash and cash equivalents	30

Total current assets	2,759

Assets held for sale	—

Total assets acquired (a)	2,815

Provisions	8
Debt	2,433
Other financial liabilities	—
Trade payables	106
Current tax payables	—
Deferred tax liabilities	23
Other current liabilities	21
Liabilities held for sale	—

Total liabilities assumed (b)	2,591

Net assets acquired/(net liabilities assumed) (a) – (b)	224

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Goodwill arising from the acquisition, amounting to €10 million, was determined at the end of the measurement period as follows:

At the Acquisition date
(€ million)
Consideration due for the purchase of the remaining interest of 51%	119
Fair value of the previously-held interest (49%)	115
Amount assigned to non-controlling interests	—
Less: Net assets acquired	(224)

Goodwill	10

The recognition of goodwill is based on the favorable earnings prospects of the business forming part of the transaction, also given the fact that in this way Iveco will now be able to fully benefit from the financial services activity in Western Europe, of which it previously enjoyed only 49% since the joint venture held the exclusive management rights to this activity.

The 49% interest previously held in Iveco Capital Limited as an associate was recognized at the Acquisition date fair value and the income of €1 million resulting from measuring it in this way was included in Gains/(losses) on the disposal of investments in 2011.

Costs connected with the acquisition, amounting to approximately €1 million, were excluded from the consideration and recognized as a 2011 expense in Gains/(losses) on the disposal of investments.

Consideration for this business combination is set out below, together with the resulting cash flows:

At the Acquisition date
(€ million)
Consideration paid	119
Deferred consideration

Total Consideration	119

Cash and cash equivalents paid	119
Cash and cash equivalents received	(30)

Total cash flows paid/(received)	89

At the Acquisition date Iveco Capital Limited’s identifiable assets acquired and liabilities assumed included trade receivables of €76 million and receivables from financing activities of €2,613 million. The gross amount due in respect of receivables from financing activities was €2,703 million, of which €90 million, considered of doubtful recovery.

Only the balance sheet of the acquired business was consolidated on a line-by-line basis at December 31, 2011; if the acquisition had taken place with effect from January 1, 2011, the Group’s net revenues for that year would have increased by €154 million, while the net profit for that year would have decreased by €6 million.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

(1)	Net revenues

Net revenues may be analyzed as follows:

	2012	2011	2010
	(€ million)
Revenues from:
Sales of goods	24,053	22,732	19,728
Interest income from customers and other financial income of financial services companies	789	680	781
Rendering of services	604	530	486
Rents on assets sold with a buy-back commitment	165	188	181
Rents on operating leases	154	146	149
Other	20	13	17

Total Net revenues	25,785	24,289	21,342

(2)	Cost of sales

Cost of sales comprises the following:

	2012	2011	2010
	(€ million)
Interest cost and other financial expenses from financial services companies	672	729	761
Other costs of sales	20,253	19,309	17,218

Total Cost of sales	20,925	20,038	17,979

(3)	Selling, general and administrative costs

Selling costs amount to €1,002 million in 2012 (€947 million in 2011 and €897 million in 2010) and mainly comprise marketing, advertising and sales personnel costs.

General and administrative costs amount to €1,181 million in 2012 (€1,055 million in 2011 and €896 million in 2010) and mainly comprise expenses which are not attributable to sales, production and research and development functions.

(4)	Research and development costs

In 2012, Research and development costs of €560 million (€505 million in 2011 and €418 million in 2010) comprise all the research and development costs not recognized as assets in the year, amounting to €362 million (€342 million in 2011 and €256 million in 2010), and the amortization of capitalized development costs of €198 million (€163 million in 2011 and €159 million in 2010); in 2010 this item also included the write-down of costs previously capitalized of €3 million. During 2012, the Group incurred new expenditure for capitalized development costs of €533 million (€400 million in 2011 and €396 million in 2010).

(5)	Other income/(expenses)

This item consists of miscellaneous operating costs which cannot be allocated to specific functional areas, such as indirect taxes and duties, and accruals for various provisions not attributable to other items of Cost of

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

sales or Selling, general and administrative costs, net of income arising from trading operations which is not attributable to the sale of goods and services.

In 2010 Other income/(expenses) included an income of approximately €30 million for CNH resulting from an amendment in the North American post-retirement health care benefit plans.

(6)	Gains/(losses) on the disposal of investments

Net losses on the disposal of investments amount to €38 million in 2012, mainly due to the sale of the 20% interest in Kobelco Construction Machinery Co. Ltd.

The gain of €26 million in 2011 included, for an amount of €25 million, the accounting effects arising from the increase to 100% of the Group’s interest in the joint venture L&T – Case Equipment Private Limited.

In 2010 this item resulted in a net gain of €3 million which mainly consisted of the gains realized from CNH on the sale of the investment in the joint venture LBX Company LLC.

(7)	Restructuring costs

This item amounts to €166 million in 2012, mainly relating to Iveco. Restructuring costs in 2011 amounted to €95 million, again mainly relating to Iveco. Restructuring costs in 2010 amounted to €58 million; this related to FPT Industrial (€33 million), Iveco (€19 million) and CNH (€5 million). These costs principally relate to employee termination indemnities.

(8)	Other unusual income/(expenses)

In 2012 Other unusual expenses amount to €13 million, mainly related to costs for the rationalization of strategic suppliers. In 2011 this item amounted to an income of €12 million, mainly arising from the release to income of a provision for risks that was no longer required, in connection with a minor investee sold in 2011. In 2010 the same item consisted of net expense of €20 million.

(9)	Financial income/(expenses)

In addition to the items included in the specific lines of the income statement, Net financial income (expenses) in 2012 also includes the Interest income from customers and other financial income of financial services companies included in Net revenues for €789 million (€680 million in 2011 and €781 million in 2010) and Interest expense and other financial charges from financial services companies included in Cost of sales for €672 million (€729 million in 2011 and €761 million in 2010).

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

A reconciliation to the income statement is provided under the following table.

	2012	2011	2010
	(€ million)
Financial income:
Interest earned and other financial income	45	76	36
Interest income from customers and other financial income of financial services companies	789	680	777
Interest income receivable from Fiat Group post Demerger	—	—	45

Total financial income	834	756	858

of which:
Financial income, excluding financial services companies (a)	45	76	77
Interest and other financial expenses
Interest expense and other financial expenses	927	992	658
Interest payable to Fiat Group post Demerger	—	—	260
Write-downs of financial assets	169	302	253
Interest costs on employee benefits	67	68	75

Total interest and other financial expenses	1,163	1,362	1,246

Net (income)/expenses from derivative financial instruments and exchange losses	12	(11)	97

Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange losses	1,175	1,351	1,343

of which
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding financial services companies (b)	503	622	582

Net financial income/(expenses) excluding financial services companies (a) – (b)	(458)	(546)	(505)

Interest earned and other financial income may be analyzed as follows:

	2012	2011	2010
	(€ million)
Interest income from banks	12	19	9
Other interest income and financial income	33	57	27

Total Interest income and other financial income	45	76	36

Interest cost and other financial expenses may be analyzed as follows:

	2012	2011	2010
	(€ million)
Interest expenses on bonds	322	309	146
Bank interest expenses	200	171	179
Interest expenses on trade payables	2	5	4
Commission expenses	9	6	8
Other interest cost and financial expenses	394	501	321

Total Interest cost and other financial expenses	927	992	658

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Other interest cost and other financial expenses include, amongst other things, interest cost on asset-backed financing.

(10)	Result from investments

In 2012 the net gain of €81 million (a net gain amounting to €86 million in 2011 and to €64 million in 2010), includes the Group’s share of €86 million (€97 million in 2011 and €70 million in 2010) in the net profit or loss of the investees accounted for using the equity method, and a net loss of €5 million (a net loss of €11 million in 2011 and of €6 million in 2010) consisting of impairment losses and reversals of impairment losses, accruals to the Investment provision and dividend income. In detail the item mainly includes (amounts in € million): entities of CNH 82 (85 in 2011 and 75 in 2010) and entities of Iveco -2 (2 in 2011 and -11 in 2010).

(11)	Income taxes

Income taxes consist of the following:

	2012	2011	2010
	(€ million)
Current taxes:
IRAP	25	34	19
Other taxes	425	322	181
Total Current taxes	450	356	200

Deferred taxes for the period:
IRAP	3	(5)	—
Other taxes	110	118	(7)
Total Deferred taxes	113	113	(7)

Taxes relating to prior periods	1	(1)	5

Total Income taxes	564	468	198

Overall, the increase in the charge for current taxes in 2012 with respect to 2011 is due mainly to an increase in the taxable profits of non-Italian companies.

Taxes relating to prior periods include the costs arising from certain disputes with tax authorities net of adjustments to tax contingency reserves.

The effective tax rate for 2012,excluding current and deferred IRAP (Italian local income tax), was 36% (effective tax rate of 37.5% in 2011 and of 31% in 2010).

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

The reconciliation between the tax charges recorded in the consolidated financial statements and the statutory tax charge, calculated on the basis of the statutory tax rate in effect in Italy, is as follows:

	2012	2011	2010
	(€ million)
Statutory income taxes	408	321	158
Tax effect of permanent differences	(74)	(46)	(46)
Taxes relating to prior years	1	(1)	5
Difference between foreign tax rates and the statutory Italian tax rate	66	84	68
Deferred taxes relating to prior years	(14)	(32)	(36)
Deferred tax assets not recognized	156	84	34
Use of tax losses for which no deferred tax assets were previously recognized	—	(1)	(2)
Other differences	(7)	30	(2)

Current and deferred income tax recognized in the financial statements, excluding IRAP	536	439	179

IRAP (current and deferred)	28	29	19

Current and deferred income tax recognized in the financial statements	564	468	198

Since the IRAP tax has a taxable basis that is different from income before taxes, it generates distortions between one year and another. Accordingly, in order to render the reconciliation between income taxes recognized and statutory income taxes more meaningful, the IRAP tax is not taken into consideration; statutory income taxes are determined by applying only the tax rate in effect in Italy (IRES equal to 27.5% in 2012, 2011 and 2010) to Profit/(loss) before taxes.

Permanent differences in the above reconciliations include the tax effect of non-taxable income of €152 million in 2012 (€83 million in 2011 and €60 million in 2010) and of non-deductible costs of €78 million in 2012 (€37 million in 2011 and €14 million in 2010).

In 2012, deferred tax assets had an overall negative effect of €142 million on the reconciliation as the result of the non-recognition of deferred tax assets on temporary differences and tax losses arising during the year of €156 million, partially offset by the recognition of previously unrecognized deferred tax assets of €14 million.

In 2011, deferred tax assets had an overall negative effect of €51 million on the reconciliation as the result of the non-recognition of deferred tax assets on temporary differences and tax losses arising during the year of €84 million, partially offset by the recognition of previously unrecognized deferred tax assets of €32 million and the use of tax losses for which deferred tax assets had not been recognized of €1 million.

In 2010, deferred tax assets had an overall positive effect of €4 million on the reconciliation as the result of the recognition of previously unrecognized deferred tax assets of €36 million and the use of tax losses for which deferred tax assets had not been recognized of €2 million, almost all offset by the non-recognition of deferred tax assets on temporary differences and tax losses arising during the year of €34 million.

Other differences included unrecoverable withholding tax for €26 million in 2012 (€ 27 million in 2011 and €20 million in 2010).

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Net deferred tax assets at December 31, 2012 consist of deferred tax assets, net of deferred tax liabilities, which have been offset where possible by the individual consolidated companies. The net balance of Deferred tax assets and Deferred tax liabilities may be analyzed as follows:

	At December 31,
	2012	2011
	(€ million)
Deferred tax assets	1,086	1,167
Deferred tax liabilities	(170)	(111)

Net deferred tax assets	916	1,056

The decrease in net deferred tax assets, as analyzed in the following table, is mainly due to the following:

•

for €113 million to the effect recognized in the income statement for the utilization, net of valuation allowances, of deferred tax assets/liabilities recognized on temporary differences and tax losses arising during the year;

•	for €4 million relating to the negative tax effect of items recognized directly in equity; and

•	for €31 million relating to the effect of foreign exchange differences (exchange losses of €28 million) and other changes (decreases of €3million).

In 2012 and 2011, deferred tax assets and deferred tax liabilities may be analyzed by source as follows:

	At December 31, 2011	Recognized in income statement	Charged to equity	Translation differences and other changes	At December 31, 2012
	(€ million)
Deferred tax assets arising from:
Taxed provisions	658	65	—	(17)	706
Inventories	111	28	—	(2)	137
Taxed allowances for doubtful accounts	145	22	—	(7)	160
Provision for employee benefits	346	(36)	—	(3)	307
Intangible assets	223	(23)	—	—	200
Write-downs of financial assets	13	(1)	—	—	12
Measurement of derivative financial instruments	36	(15)	(5)	1	17
Other	248	(8)	—	(45)	195

Total Deferred tax assets	1,780	32	(5)	(73)	1,734

Deferred tax liabilities arising from:
Accelerated depreciation	(308)	(21)	—	8	(321)
Deferred tax on gains on disposal	—	—	—	—	—
Inventory	(79)	(2)	—	2	(79)
Provision for employee benefits	(21)	1	—	—	(20)
Capitalization of development costs	(238)	(72)	—	5	(305)
Other	(212)	(29)	9	10	(222)

Total Deferred tax liabilities	(858)	(123)	9	25	(947)

Theoretical tax benefit arising from tax loss carryforwards	636	(15)	—	6	627
Adjustments for assets whose recoverability is not probable	(502)	(7)	—	11	(498)

Total Deferred tax assets, net of Deferred tax liabilities	1,056	(113)	4	(31)	916

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

	At December 31, 2010	Recognized in income statement	Charged to equity	Translation differences and other changes	At December 31, 2011
	(€ million)
Deferred tax assets arising from:
Taxed provisions	501	151	—	6	658
Inventories	118	(7)	—	—	111
Taxed allowances for doubtful accounts	154	(38)	—	29	145
Provision for employee benefits	379	(40)	—	7	346
Intangible assets	238	(16)	—	1	223
Write-downs of financial assets	13	—	—	—	13
Measurement of derivative financial instruments	27	4	3	2	36
Other	267	(19)	—	—	248

Total Deferred tax assets	1,697	35	3	45	1,780

Deferred tax liabilities arising from:
Accelerated depreciation	(273)	(28)	—	(7)	(308)
Deferred tax on gains on disposal	—	—	—	—	—
Inventory	(71)	(5)	—	(3)	(79)
Provision for employee benefits	(6)	(3)	—	(12)	(21)
Capitalization of development costs	(196)	(37)	—	(5)	(238)
Other	(165)	(40)	3	(10)	(212)

Total Deferred tax liabilities	(711)	(113)	3	(37)	(858)

Theoretical tax benefit arising from tax loss carryforwards	858	(222)	—	—	636
Adjustments for assets whose recoverability is not probable	(685)	187	—	(4)	(502)

Total Deferred tax assets, net of Deferred tax liabilities	1,159	(113)	6	4	1,056

The decision to recognize Deferred tax assets is taken for each company in the Group by assessing critically whether the conditions exist for the future recoverability of such assets on the basis of updated strategic plans, accompanied by the related tax plans. For this reason, the total theoretical future tax benefits arising from deductible temporary differences (€1,734 million at December 31, 2012 and €1,780 million at December 31, 2011) and tax loss carryforwards (€627 million at December 31, 2012 and €636 million at December 31, 2011) have been reduced by €498 million at December 31, 2012 and by €502 million at December 31, 2011.

In particular, Deferred tax assets, net of Deferred tax liabilities, include €215 million at December 31, 2012 (€268 million at December 31, 2011) of tax benefits arising from tax loss carryforwards. At December 31, 2012, a further tax benefit of €411 million (€368 million at December 31, 2011) arising from tax loss carryforwards has not been recognized.

Deferred taxes have not been provided on the undistributed earnings of subsidiaries since the Group is able to control the timing of the distribution of these reserves and it is probable that they will not be distributed in the foreseeable future.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

The totals of deductible and taxable temporary differences and accumulated tax losses at December 31, 2012, together with the amounts for which deferred tax assets have not been recognized, analyzed by year of expiry, are as follows:

		Year of expiry
	Total at December 31, 2012	2013	2014	2015	2016	Beyond 2016	Unlimited/ indeterminable
	(€ million)
Temporary differences and tax losses relating to State taxation (IRES in the case of Italy):
Deductible temporary differences	5,303	2,582	507	483	487	1,209	35
Taxable temporary differences	(2,759)	214	(680)	(684)	(662)	(881)	(66)
Tax losses	2,124	71	43	17	48	573	1,372
Temporary differences and tax losses for which deferred tax assets have not been recognized	(2,199)	(290)	(76)	(57)	(74)	(272)	(1,430)

Temporary differences and tax losses relating to State taxation	2,469	2,577	(206)	(241)	(201)	629	(89)

Temporary differences and tax losses relating to local taxation (IRAP in the case of Italy):
Deductible temporary differences	1,270	394	198	173	141	350	14
Taxable temporary differences	(254)	(30)	(25)	(25)	(25)	(149)	—
Tax losses	351	—	—	1	1	90	259
Temporary differences and tax losses for which deferred tax assets have not been recognized	(48)	(20)	(9)	(9)	(5)	50	(55)

Temporary differences and tax losses relating to local taxation	1,319	344	164	140	112	341	218

(12)	Other information by nature

The income statement includes personnel costs for €3,464 million in 2012 (€3,296 million in 2011 and €2,867 million in 2010).

An analysis of the average number of employees by category is as follows:

	2012	2011	2010
Managers	899	844	791
White-collar	23,083	21,177	19,505
Blue-collar	43,475	42,411	41,346

Average number of employees	67,457	64,432	61,642

(13)	Earnings per share

On May 21, 2012, following the resolution adopted by shareholders in an extraordinary general meeting held on April 5, 2012, the procedure commenced for the mandatory conversion of all the 103,292,310 preference shares and 79,912,800 savings shares of Fiat Industrial S.p.A. into 130,241,397 of the Company’s ordinary shares having the same features as the outstanding ordinary shares, with enjoyment rights from January 1, 2012, using a ratio of 0.700 for the preference shares and 0.725 for the savings shares. Since that date, therefore, only the ordinary shares

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

of Fiat Industrial S.p.A. are traded on the Borsa Italiana Electronic Stock Exchange and the Company’s fully-paid share capital of €1,919,433,144.74 consists of 1,222,568,882 shares each of par value €1.57. For further information about conversion, reference should be made to the paragraph Share capital in Note 24.

To calculate basic earnings per share for 2012, the profit/(loss) attributable to the owners of the parent was divided by the weighted average number of shares outstanding during the year taking into account the number of ordinary shares existing after the conversion.

The following table sets out the profit/(loss) attributable to the owners of the parent, the profit/(loss) attributable to ordinary shares and the weighted average number of outstanding shares used to calculate basic earnings per share for 2012:

		2012
		Ordinary shares
Profit/(loss) attributable to owners of the parent	€ million	810
Weighted average number of shares outstanding	thousand	1,222,560
Basic earnings per share	euros	0.663

Basic earnings per share for the year ended December 31, 2011 has been calculated by considering the number of ordinary, preferred and savings shares of Fiat Industrial S.p.A. outstanding during the period. Because Fiat Industrial did not exist as a legal group in the year ended December 31, 2010, for the purposes of computing earnings per share data for this period it has been assumed that the weighted average number of each class of shares was equal to the number of shares outstanding after the issuance of shares to the shareholders of Fiat S.p.A. that occurred in connection with the demerger of Fiat Industrial effective January 1, 2011. See “Method of Preparation of Financial Information for 2010” for further details.

The following table shows the profit/(loss) attributable to owners of the parent and the profit/(loss) attributable to each class of share and the weighted average number of outstanding shares for the Group for the years 2011 and 2010. In particular, the portion of the result attributable to each class of share has been calculated on the basis of the respective rights to receive dividend. For the purpose of the calculation of earnings per share, however, the amount of the dividends contractually due to each class of share on the theoretical total distribution of profit has been subtracted from the profit/(loss) attributable to the owners of the parent. The amount obtained in this way has then been divided by the number of outstanding shares.

		Ordinary	Preference	Savings	Total
		2011
Profit/(loss) for the period attributable to owners of the parent	€ million				624
Preferred dividends declared for the period	€ million	—	10	7	17
Profit/(loss) equally attributable to all classes of shares	€ million	531	41	35	607
Profit/(loss) attributable to each class of shares	€ million	531	51	42	624
Weighted average number of shares outstanding	thousand	1,092,327	103,292	79,913	1,275,532
Basic Earnings/(loss) per share	euros	0.487	0.487	0.533

		2010
Profit/(loss) for the period attributable to owners of the parent	€ million				341
Preferred dividends declared for the period	€ million	—	10	7	17
Profit/(loss) equally attributable to all classes of shares	€ million	289	17	18	324
Profit/(loss) attributable to each class of shares	€ million	289	27	25	341
Weighted average number of shares outstanding	thousand	1,092,327	103,292	79,913	1,275,532
Basic Earnings/(loss) per share	euros	0.265	0.265	0.311

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Since the Group has no equity instruments having dilutive effects, the figures used to calculate diluted earnings per share are the same as those used to calculate basic earnings per share.

For completeness of information, basic and diluted earnings per share for 2011 were also re-determined assuming the conversion of all preference and savings shares into Fiat Industrial S.p.A. ordinary shares as if it had occurred at the beginning of the period. The post-conversion basic and diluted earnings/(loss) per share for 2011 on this basis would have been an income of €0.511 per share.

(14)	Intangible assets

In 2012 and 2011, changes in the gross carrying amount of Intangible assets were as follows:

	At December 31, 2011	Additions	Divestitures	Translation differences and other changes	At December 31, 2012
	(€ million)
Goodwill	2,464	—	—	(40)	2,424

Trademarks and other intangible assets with indefinite useful lives	226	—	—	(5)	221

Development costs externally acquired	650	99	—	(5)	744
Development costs internally generated	2,367	434	(15)	(56)	2,730

Total Development costs	3,017	533	(15)	(61)	3,474

Patents, concessions and licenses externally acquired	689	33	—	(10)	712
Other intangible assets externally acquired	476	36	(6)	(9)	497
Advances and intangible assets in progress externally acquired	8	9	—	(5)	12

Total gross carrying amount of Intangible assets	6,880	611	(21)	(130)	7,340

	At December 31, 2010	Additions	Divestitures	Translation differences and other changes	At December 31, 2011
	(€ million)
Goodwill	2,359	—	—	105	2,464

Trademarks and other intangible assets with indefinite useful lives	219	—	—	7	226

Development costs externally acquired	582	68	—	—	650
Development costs internally generated	2,026	332	(4)	13	2,367

Total Development costs	2,608	400	(4)	13	3,017

Patents, concessions and licenses externally acquired	638	20	—	31	689
Other intangible assets externally acquired	423	30	(1)	24	476
Advances and intangible assets in progress externally acquired	7	7	—	(6)	8

Total gross carrying amount of Intangible assets	6,254	457	(5)	174	6,880

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

In 2012 and 2011, changes in accumulated amortization and impairment losses were as follows:

	At December 31, 2012	Amortization	Impairment losses	Divestitures	Translation differences and other changes	At December 31, 2012
(€ million)
Goodwill	527	—	—	—	(10)	517

Trademarks and other intangible assets with indefinite useful lives	46	—	—	—	(1)	45

Development costs externally acquired	332	66	—	—	(5)	393
Development costs internally generated	1,207	132	—	(7)	(40)	1,292

Total Development costs	1,539	198	—	(7)	(45)	1,685

Patents, concessions and licenses externally acquired	519	45	—	—	(12)	552
Other intangible assets externally acquired	340	36	—	(2)	(7)	367
Advances and intangible assets in progress externally acquired	—	—	—	—	—	—

Total accumulated amortization and impairment of Intangible assets	2,971	279	—	(9)	(75)	3,166

	At December 31, 2010	Amortization	Impairment losses	Divestitures	Translation differences and other changes	At December 31, 2011
(€ million)
Goodwill	511	—	—	—	16	527

Trademarks and other intangible assets with indefinite useful lives	45	—	—	—	1	46

Development costs externally acquired	309	23	—	—	—	332
Development costs internally generated	1,064	140	—	(2)	5	1,207

Total Development costs	1,373	163	—	(2)	5	1,539

Patents, concessions and licenses externally acquired	459	46	—	—	14	519
Other intangible assets externally acquired	299	37	—	—	4	340
Advances and intangible assets in progress externally acquired	—	—	—	—	—	—

Total accumulated amortization and impairment of Intangible assets	2,687	246	—	(2)	40	2,971

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

In 2012 and 2011, changes in the net carrying amount of Intangible assets were as follows:

	At December 31, 2011	Additions	Amortization	Impairment losses	Divestitures	Translation differences and other changes	At December 31, 2012
	(€ million)
Goodwill	1,937	—	—	—	—	(30)	1,907

Trademarks and other intangible assets with indefinite useful lives	180	—	—	—	—	(4)	176

Development costs externally acquired	318	99	(66)	—	—	—	351
Development costs internally generated	1,160	434	(132)	—	(8)	(16)	1,438

Total Development costs	1,478	533	(198)	—	(8)	(16)	1,789

Patents, concessions and licenses externally acquired	170	33	(45)	—	—	2	160
Other intangible assets externally acquired	136	36	(36)	—	(4)	(2)	130
Advances and intangible assets in progress externally acquired	8	9	—	—	—	(5)	12

Total net carrying amount of Intangible assets	3,909	611	(279)	—	(12)	(55)	4,174

	At December 31, 2010	Additions	Amortization	Impairment losses	Divestitures	Translation differences and other changes	At December 31, 2011
	(€ million)
Goodwill	1,848	—	—	—	—	89	1,937

Trademarks and other intangible assets with indefinite useful lives	174	—	—	—	—	6	180

Development costs externally acquired	273	68	(23)	—	—	—	318
Development costs internally generated	962	332	(140)	—	(2)	8	1,160

Total Development costs	1,235	400	(163)	—	(2)	8	1,478

Patents, concessions and licenses externally acquired	179	20	(46)	—	—	17	170
Other intangible assets externally acquired	124	30	(37)	—	(1)	20	136
Advances and intangible assets in progress externally acquired	7	7	—	—	—	(6)	8

Total net carrying amount of Intangible assets	3,567	457	(246)	—	(3)	134	3,909

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Foreign exchange losses of €60 million in 2012 (gains of €70 million in 2011) principally reflect the depreciation of the US dollar and of the Brazilian real against the Euro.

(i)	Goodwill, trademarks and intangible assets with indefinite useful lives

Goodwill is allocated to the Group’s cash-generating units (“CGUs”) identified as the Group’s operating segments. The following table presents the allocation of goodwill across the segments:

	At December 31,
	2012	2011
	(€ million)
CNH	1,840	1,872
Iveco	63	61
FPT Industrial	4	4

Goodwill net carrying amount	1,907	1,937

Trademarks and Other intangible assets with indefinite useful lives are mainly attributable to CNH and consist of acquired trademarks and similar rights which have no legal, contractual, competitive or economic factors that limit their useful lives. For the purposes of impairment testing, these assets were attributed to the respective cash-generating units without the need for any recognition of impairment.

The vast majority of goodwill, representing approximately 96% of the total, relates to CNH, where the cash-generating units considered for the testing of the recoverability of the goodwill are generally the product lines.

The cash generating units to which such goodwill has been allocated consist of the following business units:

	Amount allocated to goodwill at December 31, 2012	Amount allocated to goodwill at December 31, 2011
	(€ million)	(€ million)
Equipment Operations:
Agricultural Equipment	1,296	1,315
Construction Equipment	446	458
Total Equipment Operations:	1,742	1,773

Financial Services	98	99

Total	1,840	1,872

To determine the recoverable amount of these cash-generating units CNH uses multiple valuation methodologies, relying largely on an income approach but also incorporating value indicators from a market approach.

Under the income approach, CNH calculates the recoverable amount of a cash-generating unit based on the present value of estimated future cash flows. The income approach is dependent on several critical management assumptions, including estimates of future sales, gross margins, operating costs, income tax rates, terminal value

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

growth rates, capital expenditures, changes in working capital requirements, and the weighted average cost of capital (discount rate). Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the respective cash-generating units. The following discount rates before taxes as of December 31, 2012 were selected by CNH:

	2012	2011
Agricultural Equipment	18.0%	18.8%
Construction Equipment	13.7%	17.0%
Financial Services	19.7%	n/a

Expected cash flows used under the income approach are developed in conjunction with CNH budgeting and forecasting process. CNH uses eight years of expected cash flows as management believes that this period generally reflects the underlying market cycles for its businesses. Under the market approach, CNH estimates the recoverable amount of the Agricultural and Construction Equipment cash-generating units using revenue and EBITDA multiples and estimates the recoverable amount of the Financial Services cash-generating unit using book value and interest margin multiples. The multiples are derived from comparable publicly-traded companies with similar operating and investment characteristics as the respective cash-generating units. The guideline company method makes use of market price data of corporations whose stock is actively traded in a public, free and open market, either on an exchange or over-the counter basis. Although it is clear no two companies are entirely alike, the corporations selected as guideline companies must be engaged in the same, or a similar, line of business or be subject to similar financial and business risks, including the opportunity for growth.

A terminal value is included at the end of the projection period used in the discounted cash flow analyses in order to reflect the remaining value that each cash-generating unit is expected to generate. The terminal value represents the present value in the last year of the projection period of all subsequent cash flows into perpetuity. The terminal value growth rate is a key assumption used in determining the terminal value as it represents the annual growth of all subsequent cash flows into perpetuity. The terminal value growth rate for Agricultural Equipment cash-generating unit was 1% in 2012 and 2011, respectively, for Construction Equipment was 3% and 2% in 2012 and 2011, respectively. The terminal value growth rate for Financial Services was 1.5% in 2012, while income approach was only used as a secondary approach to further support the market approach in 2011.

As of December 31, 2012, the estimated recoverable amount, calculated using the above method, of the Agricultural Equipment and Financial Services cash-generating units, substantially exceeded the respective carrying values. The Construction Equipment cash-generating unit’s excess of recoverable amount over carrying value was approximately 7%. A 1.2% increase in the discount rate, holding all other assumptions constant, or a further decline in market demand for construction equipment, particularly in emerging markets and Europe, could result in an impairment loss in future reporting periods.

The results obtained for Iveco and related sensitivity analyses also confirmed the absence of impairment losses to be recognized.

Finally, the estimates and budget data to which the above mentioned parameters have been applied are those determined by management based on past performance and expectations of developments in the markets in which the Group operates. Estimating the recoverable amount of cash generating units requires discretion and the use of estimates by management. The Group cannot guarantee that there will be no goodwill impairment in future periods. Circumstances and events, which could potentially cause further impairment losses, are constantly monitored by the Group.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

(ii)	Development costs

The amortization of development costs and impairment losses are reported in the income statement as Research and development costs.

Development costs recognized as assets are attributed to cash generating units and are tested for impairment together with the related tangible fixed assets, using the discounted cash flow method for determining their recoverable amount.

(15)	Property, plant and equipment

In 2012 and 2011, changes in the gross carrying amount of Property, plant and equipment were as follows:

	At December 31, 2011	Additions	Divestitures	Translation differences	Other changes	At December 31, 2012
	(€ million)
Land	213	18	(2)	(2)	3	230

Owned industrial buildings	2,091	70	(48)	(25)	19	2,107
Industrial buildings leased under finance leases	16	2	—	—	21	39

Total Industrial buildings	2,107	72	(48)	(25)	40	2,146

Owned plant, machinery and equipment	6,021	267	(289)	(67)	143	6,075
Plant, machinery and equipment leased under finance leases	53	8	—	—	—	61

Total Plant, machinery and equipment	6,074	275	(289)	(67)	143	6,136

Assets sold with a buy-back commitment	1,321	542	(56)	—	(246)	1,561

Owned other tangible assets	688	56	(38)	(7)	16	715
Other tangible assets leased under finance leases	6	—	(4)	—	—	2

Total Other tangible assets	694	56	(42)	(7)	16	717

Advances and tangible assets in progress	180	317	—	(8)	(243)	246

Total gross carrying amount of Property, plant and equipment	10,589	1,280	(437)	(109)	(287)	11,036

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

	At December 31, 2010	Additions	Divestitures	Translation differences	Other changes	At December 31, 2011
	(€ million)
Land	210	1	(2)	1	3	213

Owned industrial buildings	1,952	64	(21)	(8)	104	2,091
Industrial buildings leased under finance leases	16	1	—	—	(1)	16

Total Industrial buildings	1,968	65	(21)	(8)	103	2,107

Owned plant, machinery and equipment	5,720	242	(86)	(16)	161	6,021
Plant, machinery and equipment leased under finance leases	49	8	—	—	(4)	53

Total Plant, machinery and equipment	5,769	250	(86)	(16)	157	6,074

Assets sold with a buy-back commitment	1,167	533	(132)	1	(248)	1,321

Owned other tangible assets	683	25	(57)	3	34	688
Other tangible assets leased under finance leases	6	—	—	—	—	6

Total Other tangible assets	689	25	(57)	3	34	694

Advances and tangible assets in progress	194	195	—	1	(210)	180

Total gross carrying amount of Property, plant and equipment	9,997	1,069	(298)	(18)	(161)	10,589

In 2012 and 2011, changes in accumulated depreciation and impairment losses were as follows:

	At December 31, 2011	Depreciation	Impairment losses	Divestitures	Translation differences	Other changes	At December 31, 2012
	(€ million)
Land	3	—	—	—	—	—	3

Owned industrial buildings	1,104	74	—	(33)	(7)	—	1,138
Industrial buildings leased under finance leases	4	2	—	—	—	(1)	5

Total Industrial buildings	1,108	76	—	(33)	(7)	(1)	1,143

Owned plant, machinery and equipment	4,467	325	3	(280)	(32)	(65)	4,418
Plant, machinery and equipment leased under finance leases	16	3	—	—	—	—	19

Total Plant, machinery and equipment	4,483	328	3	(280)	(32)	(65)	4,437

Assets sold with a buy-back commitment	290	169	15	(39)	(4)	(96)	335

Owned other tangible assets	524	36	—	(36)	(2)	22	544
Other tangible assets leased under finance leases	4	—	—	(2)	—	—	2

Total Other tangible assets	528	36	—	(38)	(2)	22	546

Advances and tangible assets in progress	—	—	—	—	—	—	—

Total accumulated depreciation and impairment of Property, plant and equipment	6,412	609	18	(390)	(45)	(140)	6,464

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

	At December 31, 2010	Depreciation	Impairment losses	Divestitures	Translation differences	Other changes	At December 31, 2011
	(€ million)
Land	2	—	1	—	—	—	3

Owned industrial buildings	1,053	68	—	(18)	1	—	1,104
Industrial buildings leased under finance leases	7	—	—	—	—	(3)	4

Total Industrial buildings	1,060	68	—	(18)	1	(3)	1,108

Owned plant, machinery and equipment	4,226	310	14	(78)	(7)	2	4,467
Plant, machinery and equipment leased under finance leases	13	4	—	—	—	(1)	16

Total Plant, machinery and equipment	4,239	314	14	(78)	(7)	1	4,483

Assets sold with a buy-back commitment	296	135	11	(64)	—	(88)	290

Owned other tangible assets	541	37	—	(56)	1	1	524
Other tangible assets leased under finance leases	3	1	—	—	—	—	4

Total Other tangible assets	544	38	—	(56)	1	1	528

Advances and tangible assets in progress	—	—	—	—	—	—	—

Total accumulated depreciation and impairment of Property, plant and equipment	6,141	555	26	(216)	(5)	(89)	6,412

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

In 2012 and in 2011, changes in the net carrying amount of Property, plant and equipment were as follows:

	At December 31, 2011	Additions	Depreciation	Impairment losses	Divestitures	Translation differences	Other changes	At December 31, 2012
	(€ million)
Land	210	18	—	—	(2)	(2)	3	227

Owned industrial buildings	987	70	(74)	—	(15)	(18)	19	969
Industrial buildings leased under finance leases	12	2	(2)	—	—	—	22	34

Total Industrial buildings	999	72	(76)	—	(15)	(18)	41	1,003

Owned plant, machinery and equipment	1,554	267	(325)	(3)	(9)	(35)	208	1,657
Plant, machinery and equipment leased under finance leases	37	8	(3)	—	—	—	—	42

Total Plant, machinery and equipment	1,591	275	(328)	(3)	(9)	(35)	208	1,699

Assets sold with a buy-back commitment	1,031	542	(169)	(15)	(17)	4	(150)	1,226

Owned other tangible assets	164	56	(36)	—	(2)	(5)	(6)	171
Other tangible assets leased under finance leases	2	—	—	—	(2)	—	—	—

Total Other tangible assets	166	56	(36)	—	(4)	(5)	(6)	171

Advances and tangible assets in progress	180	317	—	—	—	(8)	(243)	246

Total net carrying amount of Property, plant and equipment	4,177	1,280	(609)	(18)	(47)	(64)	(147)	4,572

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

	At December 31, 2010	Additions	Depreciation	Impairment losses	Divestitures	Translation differences	Other changes	At December 31, 2011
	(€ million)
Land	208	1	—	(1)	(2)	1	3	210

Owned industrial buildings	899	64	(68)	—	(3)	(9)	104	987
Industrial buildings leased under finance leases	9	1	—	—	—	—	2	12

Total Industrial buildings	908	65	(68)	—	(3)	(9)	106	999

Owned plant, machinery and equipment	1,494	242	(310)	(14)	(8)	(9)	159	1,554
Plant, machinery and equipment leased under finance leases	36	8	(4)	—	—	—	(3)	37

Total Plant, machinery and equipment	1,530	250	(314)	(14)	(8)	(9)	156	1,591

Assets sold with a buy-back commitment	871	533	(135)	(11)	(68)	1	(160)	1,031

Owned other tangible assets	142	25	(37)	—	(1)	2	33	164
Other tangible assets leased under finance leases	3	—	(1)	—	—	—	—	2

Total Other tangible assets	145	25	(38)	—	(1)	2	33	166

Advances and tangible assets in progress	194	195	—	—	—	1	(210)	180

Total net carrying amount of Property, plant and equipment	3,856	1,069	(555)	(26)	(82)	(13)	(72)	4,177

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Additions of €1,280 million in 2012 mainly relate to CNH and Iveco.

During 2012 Iveco recognized impairment losses on Assets sold with a buy-back commitment for an amount of €15 million (€11 million in 2011) in order to align their carrying amount to market value. These losses are fully recognized in Cost of sales.

The column Other changes includes the reclassification of the prior year balances for Advances and tangible assets in progress to the appropriate categories when the assets were effectively acquired and put into operation, as well as the reclassification to Inventory of Assets sold with a buy-back commitment that are held for sale at the agreement expiry date of €150 million.

At December 31, 2012, land and industrial buildings of the Group pledged as security for debt amounted to € 67 million (€45 million at December 31, 2011); plant and machinery pledged as security for debt and other commitments amounted to €72 million (€68 million at December 31, 2011) and other assets pledged as security for debt and other commitments totaled €1 million (€2 million at December 31, 2011); these relate to suppliers’ assets recognized in the consolidated financial statements in accordance with IFRIC 4, with the simultaneous recognition of a financial lease payable.

At December 31, 2012, the Group had contractual commitments for the acquisition of property, plant and equipment amounting to €239 million (€104 million at December 31, 2011).

(16)	Investments and other financial assets

	At December 31,
	2012	2011
	(€ million)
Investments:
Investments accounted for using the equity method	464	614
Investments at cost	5	1

Total Investments	469	615

Other securities	1	1

Non-current financial receivables	61	50

Total Investments and other financial assets	531	666

(i)	Investments

Changes in Investments in 2012 and in 2011 are set out below:

	At December 31, 2011	Revaluations/ (Write-downs)	Acquisitions and Capitalizations	Translation differences	Disposals and other changes	At December 31, 2012
	(€ million)
Investments in:
Unconsolidated subsidiaries	11	—	—	—	(4)	7
Jointly controlled entities	360	67	3	(2)	(69)	359
Associates	244	19	—	(16)	(144)	103
Other companies	—	—	—	—	—	—

Total Investments	615	86	3	(18)	(217)	469

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

	At December 31, 2010	Revaluations/ (Write-downs)	Acquisitions and Capitalizations	Translation differences	Disposals and other changes	At December 31, 2011
	(€ million)
Investments in:
Unconsolidated subsidiaries	11	(4)	—	—	4	11
Jointly controlled entities	338	80	—	7	(65)	360
Associates	342	10	—	14	(122)	244
Other companies	—	—	—	—	—	—

Total Investments	691	86	—	21	(183)	615

Revaluations and Write-downs include the Group’s share of the profit or loss for the year of investments accounted for using the equity method for an amount of €86 million in 2012 (€97 million in 2011). In 2012 and in 2011 this item also includes impairment losses recognized during the period for investments accounted for using the cost method.

Disposals and other changes, a decrease of €217 million in 2012, mainly consist of €128 million arising from the sale of the 20% interest in Kobelco Construction Machinery Co. Ltd. and a decrease of €80 million as the result of the distribution of dividends by companies accounted for using the equity method. The item Investments in jointly controlled entities comprises the following:

	At December 31,
	2012		2011
	% of interest	Amount	% of interest	Amount
		(€ million)		(€ million)
Naveco (Nanjing Iveco Motor Co.) Ltd.	50.0	169	50.0	169
Turk Traktor Ve Ziraat Makineleri A.S.	37.5	104	37.5	87
New Holland HFT Japan Inc.	50.0	35	50.0	42
CNH de Mexico SA de CV	50.0	22	50.0	19
SAIC Iveco Commercial Vehicle Investment Company Limited	50.0	19	50.0	37
Transolver Finance Establecimiento Financiero de Credito S.A.	50.0	7	50.0	4
Other		3		2

Total Investments in jointly controlled entities		359		360

The item Investments in associates comprises the following:

	At December 31,
	2012		2011
	% of interest	Amount	% of interest	Amount
		(€ million)		(€ million)
CNH Capital Europe S.a.S.	49.9	73	49.9	69
Al-Ghazi Tractors Ltd.	43.2	24	43.2	24
Kobelco Construction Machinery Co. Ltd.	—	—	20.0	145
Other		6		6

Total Investments in associates		103		244

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

At December 31, 2012, the stock market value of Investments in listed jointly controlled entities and listed associates, based on prices quoted on regulated markets, is as follows:

	At December 31, 2012
	Carrying value	Stock market quotation
	(€ million)
Turk Traktor Ve Ziraat Makineleri A.S.	104	495
Al-Ghazi Tractors Ltd.	24	34

Total Investments in listed jointly controlled entities and associates	128	529

At December 31, 2012 and 2011, no non-current financial receivables had been pledged as security for loans.

(17)	Leased assets

The Group, and in particular Iveco and CNH, lease out assets, mainly their own products, as part of their financial services businesses. This item changed as follows in 2012 and 2011:

	At December 31, 2011	Additions	Depreciation	Translation differences	Disposals and other changes	At December 31, 2012
	(€ million)
Gross carrying amount	743	381	—	(10)	(304)	810
Less: Depreciation and impairment	(185)	—	(112)	2	107	(188)

Net carrying amount of Leased assets	558	381	(112)	(8)	(197)	622

	At December 31, 2010	Additions	Depreciation	Translation differences	Disposals and other changes	At December 31, 2011
	(€ million)
Gross carrying amount	674	296	—	18	(245)	743
Less: Depreciation and impairment	(182)	—	(90)	(4)	91	(185)

Net carrying amount of Leased assets	492	296	(90)	14	(154)	558

At December 31, 2012 minimum lease payments from non-cancellable operating leases amount to €199 million (€186 million at December 31, 2011) and fall due as follows:

	At December 31,
	2012	2011
	(€ million)
Within one year	96	86
Between one and five years	102	99
Beyond five years	1	1

Total Minimum lease payments	199	186

At December 31, 2012, assets amounting to €3 million (€4 million at December 31, 2011) were leased out under operating leases and act as security for loans received.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

(18)	Inventories

	At December 31,
	2012	2011
	(€ million)
Raw materials, supplies and finished goods	4,821	4,849
Gross amount due from customers for contract works	22	16

Total Inventories	4,843	4,865

At December 31, 2012, Inventories include assets which are no longer subject to operating lease arrangements or buy-back commitments and are held for sale for €170 million (€142 million at December 31, 2011). Excluding this item, Inventories decreased by €50 million in 2012.

At December 31, 2012, Inventories include those measured at net realizable value (estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale) amounting to €1,104 million (€961 million at December 31, 2011).

The amount of inventory write-downs recognized as an expense during 2012 is €61 million (€84 million in 2011). Amounts recognized as income from the reversal of write-downs on items sold during the year were not significant.

There were no inventories pledged as security at December 31, 2012 and 2011.

The majority of amounts due from customers for contract work relates to Iveco and can be analyzed as follows:

	At December 31,
	2012	2011
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	23	26
Less: Progress billings	(1)	(11)

Construction contracts, net of advances on contract work	22	15

Gross amount due from customers for contract work as an asset	22	16
Less: Gross amount due to customers for contract work as a liability included in Other current liabilities	—	(1)

Construction contracts, net of advances on contract work	22	15

At December 31, 2012 and 2011, the amount of retentions by customers on contract work in progress was not significant.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

(19)	Current receivables and Other current assets

This item may be analyzed as follows:

	At December 31,
	2012	2011
	(€ million)
Trade receivables	1,436	1,562
Receivables from financing activities	15,237	13,946
Current tax receivables	302	685
Other current assets:
Other current receivables	970	902
Accrued income and prepaid expenses	147	151

Total Other current assets	1,117	1,053

Total Current receivables and Other current assets	18,092	17,246

The analysis by due date is as follows:

	At December 31,
	2012				2011
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Trade receivables	1,423	13	—	1,436	1,553	9	—	1,562
Receivables from financing activities	9,451	5,706	80	15,237	8,634	5,241	71	13,946
Current tax receivables	279	22	1	302	679	6	—	685
Other current receivables	861	83	26	970	738	139	25	902

Total Current receivables	12,014	5,824	107	17,945	11,604	5,395	96	17,095

(i)	Trade receivables

Trade receivables are shown net of allowances for doubtful accounts of €169 million at December 31, 2012 (€189 million and €175 million at December 31, 2011 and 2010, respectively), determined on the basis of historical losses on receivables. Changes in the allowance accounts during 2012, 2011 and 2010 are as follows:

	At December 31, 2011	Provision	Use and other changes	At December 31, 2012
	(€ million)
Allowances for doubtful accounts	189	27	(47)	169

	At December 31, 2010	Provision	Use and other changes	At December 31, 2011
	(€ million)
Allowances for doubtful accounts	175	56	(42)	189

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

	At December 31, 2009	Provision	Use and other changes	At December 31, 2010
	(€ million)
Allowances for doubtful accounts	247	47	(119)	175

The carrying amount of Trade receivables is considered in line with their fair value at the date.

(ii)	Receivables from financing activities

Receivables from financing activities include the following:

	At December 31,
	2012	2011
	(€ million)
Retail financing	7,628	6,985
Dealer financing	6,099	5,243
Finance leases	1,314	1,619
Other	196	99

Total Receivables from financing activities	15,237	13,946

Total Receivables from financing activities increased by €1,291 million over the period, mainly due to an increase in receivables from retail financing in CNH in the United States and in receivables from dealer financing in Iveco in Europe and in CNH in the United States and Brazil. Changes in exchange rates, mainly between the Euro and the US dollar and the Brazilian real, led to a decrease of €293 million, partially offset by the depreciation in the Euro/Real exchange rate.

Receivables from financing activities are shown net of an allowance for doubtful accounts determined on the basis of specific insolvency risks. At December 31, 2012 the allowance amounts to €592 million (€564 million and €493 million at December 31, 2011 and 2010, respectively). Changes in the allowance accounts during the years considered are as follows:

	At December 31, 2011	Provision	Use and other changes	Change in the scope of consolidation	At December 31, 2012
	(€ million)
Allowance for receivables regarding:
Retail financing	208	65	(52)	—	221
Finance leases	263	2	(9)	—	256
Dealer financing	93	29	(7)	—	115
Other	—	—	—	—	—

Total Allowance on Receivables from financing activities	564	96	(68)	—	592

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

	At December 31, 2010	Provision	Use and other changes	Change in the scope of consolidation	At December 31, 2011
	(€ million)
Allowance for receivables regarding:
Retail financing	310	161	(278)	15	208
Finance leases	94	90	6	73	263
Dealer financing	89	22	(21)	3	93
Other	—	—	—	—	—

Total Allowance on Receivables from financing activities	493	273	(293)	91	564

	At December 31, 2009	Provision	Use and other changes	Change in the scope of consolidation	At December 31, 2010
	(€ million)
Allowance for receivables regarding:
Retail financing	220	180	(90)	—	310
Finance leases	71	19	4	—	94
Dealer financing	60	43	(14)	—	89
Other	2	—	(2)	—	—

Total Allowance on Receivables from financing activities	353	242	(102)	—	493

Finance lease receivables mainly relate to vehicles of Iveco and CNH leased out under finance lease arrangements. The interest rate implicit in the lease is determined at the commencement of the lease for the whole lease term. The average interest rate implicit in total finance lease receivables varies depending on prevailing market interest rates.

The item may be analyzed as follows stated gross of an allowance of €256 million at December 31, 2012 (€263 million at December 31, 2011):

	At December 31,
	2012				2011
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Receivables for future minimum lease payments	821	1,141	47	2,009	1,100	1,189	29	2,318
Less: unrealized interest income	(153)	(274)	(12)	(439)	(168)	(265)	(3)	(436)

Present value of future minimum lease payments	668	867	35	1,570	932	924	26	1,882

No contingent rents were recognized as finance lease income during 2012 or 2011 and unguaranteed residual values at December 31, 2012 and 2011 are not significant.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Receivables for dealer financing are typically generated by sales of vehicles and are generally managed under dealer network financing programs as a component of the portfolio of the financial services companies. These receivables are interest bearing, with the exception of an initial limited, non-interest bearing period. The contractual terms governing the relationships with the dealer networks vary from segment to segment and from country to country, although payment terms range from two to six months.

The fair value of receivables from financing activities at December 31, 2012 was €15,551 million (€14,324 million at December 31, 2011) which has been calculated using a discounted cash flow method based on the following discount rates, adjusted, where necessary, to take account of the specific risk of insolvency of the underlying financial instrument.

	EUR	USD	GBP	CAD	AUD	BRL	PLN
	(in %)
Interest rate for six months	0.32%	0.30%	0.67%	1.30%	2.90%	7.08%	3.79%
Interest rate for one year	0.33%	0.32%	0.67%	1.33%	2.79%	7.12%	3.41%
Interest rate for five years	0.77%	0.85%	1.02%	1.71%	3.31%	8.15%	3.33%

(iii)	Other current assets

At December 31, 2012, Other current assets mainly consist of Other tax receivables for VAT and other indirect taxes of €680 million (€614 million at December 31, 2011), Receivables from employees of €38 million (€26 million at December 31, 2011) and Accrued income and prepaid expenses of €147 million (€151 million at December 31, 2011).

At the balance sheet date the carrying amount of Other current assets is considered to be in line with their fair value.

(iv)	Transfers of financial assets

The Group transfers a number of its financial, trade and tax receivables under securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with SIC 12 – Consolidation – Special Purpose Entities (SPEs), all securitization vehicles are included in the scope of consolidation, because the subscription of the junior asset-backed securities by the seller implies its control in substance over the SPE.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or require a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IAS 39 for the derecognition of the assets since the risks and rewards connected with collection

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

are not substantially transferred, and accordingly the Group continues to recognize the receivables transferred by this means in its balance sheet and recognizes a financial liability of the same amount under Asset-backed financing (Note 27). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized. At December 31, 2012, the carrying amount of such transferred assets and the related liability and the respective fair values are as follows:

	At December 31, 2012
	Trade receivables	Receivables from financing activities	Other financial assets	Total
	(€ million)
Carrying amount of assets	543	8,998	745	10,286
Carrying amount of the related liabilities	(543)	(8,420)	(745)	(9,708)
Liabilities for which the counterparty has the right to obtain relief on the transferred assets:
Fair value of the assets	543	(9,208)	745	10,496
Fair value of the liabilities	(543)	(8,480)	(745)	(9,768)

Net position	—	728	—	728

Other financial assets also include the cash with a pre-determined use restricted to the repayment of the securitization debt.

At December 31, 2011 receivables sold and financed through both securitization and factoring transactions which do not meet IAS 39 derecognition requirements, totaled €8,377 million and were included in Current receivables.

For completeness of information, it is recalled that the Group has discounted receivables and bills without recourse having due dates after December 31, 2012 amounting to €763 million (€980 million at December 31, 2011, with due date after that date), which refer to trade receivables and other receivables for €708 million (€897 million at December 31, 2011) and receivables from financing for €55 million (€83 million at December 31, 2011).

(20)	Current securities

Current securities consist of short-term or marketable securities which represent temporary investments, but which do not satisfy all the requirements for being classified as cash equivalents. In particular:

	At December 31,
	2012	2011
	(€ million)
Current securities available-for-sale	4	68

Total Current securities	4	68

At December 31, 2011, this item included investments of €62 million in Brazilian sovereign bonds held by Banco CNH Capital S.A. and sold during 2012.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

(21)	Other financial assets and Other financial liabilities

These items consist of derivative financial instruments measured at fair value at the balance sheet date.

Specifically:

	At December 31,
	2012		2011
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ million)
Fair value hedges:
Interest rate risk - Interest rate swaps	68	(3)	54	(2)

Total Fair value hedges	68	(3)	54	(2)

Cash flow hedges:
Currency risks - Forward contracts, Currency swaps and Currency options	31	(42)	32	(102)
Interest rate risk - Interest rate swaps	—	(30)	—	(27)

Other derivatives	—	—	—	(1)

Total Cash flow hedges	31	(72)	32	(130)

Derivatives for trading	22	(22)	32	(25)

Other financial assets/(liabilities)	121	(97)	118	(157)

The fair value of derivative financial instruments is calculated by using market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment. In particular:

•	the fair value of forward contracts and currency swaps is calculated by taking the prevailing exchange rate and interest rates in the two currencies at the balance sheet date;

•

the fair value of currency options is calculated using appropriate valuation techniques and market parameters at the balance sheet date (in particular exchange rates, interest rates and volatility rates);

•	the fair value of interest rate swaps and forward rate agreements is calculated by using the discounted cash flow method;

•

the fair value of derivatives hedging commodity price risk is calculated by using the discounted cash flow method, taking the market parameters at the balance sheet date (and in particular the future price of the underlying and interest rates).

The overall increase in Other financial assets from €118 million at December 31, 2011 to €121 million at December 31, 2012, and the decrease in Other financial liabilities from €157 million at December 31, 2011 to €97 million at December 31, 2012 is mostly due to changes in exchange rates and interest rates during the year.

As this item consists principally of hedging instruments, the change in their value is offset by the change in the value of the hedged item.

Derivatives for trading consist mainly of derivatives (mostly currency based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

At December 31, 2012, the notional amount of outstanding derivative financial instruments is as follows:

	At December 31,
	2012	2011
	(€ million)
Currency risk management	6,967	6,800
Interest rate risk management	4,412	3,971
Other derivative financial instruments	5	20

Total notional amount	11,384	10,791

At December 31, 2012, the notional amount of Other derivative instruments consists of: the notional amount of derivatives linked to commodity prices hedging specific exposures arising from supply agreements. Under these agreements there is a regular updating of the prices on the basis of trends in the quoted prices of the raw material.

The following table provides an analysis by due date of outstanding derivative financial instruments at December 31, 2012 based on their notional amounts:

	At December 31,
	2012				2011
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Currency risk management	6,798	169	—	6,967	6,633	167	—	6,800
Interest rate risk management	967	2,598	847	4,412	1,362	1,746	863	3,971
Other derivative financial instruments	5	—	—	5	20	—	—	20

Total notional amount	7,770	2,767	847	11,384	8,015	1,913	863	10,791

(i)	Cash flow hedges

The effects arising on the income statement mainly refer to the management of the currency risk and, to a lesser extent, to the hedges relating to the debt of the Group’s financial companies and Group treasury.

The policy of the Group for managing currency risk normally requires that future cash flows from trading activities which will occur for accounting purposes within the following twelve months, and from orders acquired (or contracts in progress), whatever their due dates, be hedged. As a result, it is considered reasonable to suppose that the hedging effect arising from this and recognized in the cash flow hedge reserve will be recognized in income, mainly during the following year.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

In 2012 the Group reclassified losses of €89 million (losses of €14 million in 2011 and losses of €93 million in 2010) stated net of the tax effect, to the following profit or loss items; these had previously recognized directly in Other comprehensive income:

	2012	2011	2010
	(€ million)
Currency risk
Increase/(Decrease) in Net revenues	(43)	(13)	(27)
Decrease/(Increase) in Cost of sales	(46)	25	(29)
Financial income/(expenses)	(13)	(9)	(29)
Interest rate risk
Decrease/(Increase) in Cost of sales	(9)	(18)	(36)
Financial income/(expenses)	(5)	(2)	—
Taxes income/(expenses)	27	3	28

Total recognized in the income statement	(89)	(14)	(93)

The ineffectiveness of cash flow hedges was not material in 2012, 2011 and 2010.

The total economic effect of hedges which subsequently turned out to be in excess of the future flows being hedged (overhedges) amounted to €6 million in 2012 (not significant in 2011 and 2010).

(ii)	Fair value hedges

The gains and losses arising from the measurement of interest rate and currency derivatives (mostly for managing currency risk) and interest rate derivatives (for managing the interest rate risk) recognized in accordance with fair value hedge accounting and the gains and losses arising from the respective hedged items are set out in the following table:

	2012	2011	2010
	(€ million)
Interest rate risk
Net gains/(losses) on qualifying hedges	64	51	11
Fair value changes in hedged items	(64)	(51)	(11)

Net gains/(losses)	—	—	—

The ineffective portion of transactions treated as fair value hedges was not significant in 2012, 2011 and 2010.

(22)	Cash and cash equivalents

Cash and cash equivalents consist of:

	At December 31,
	2012	2011
	(€ million)
Cash at banks	3,623	4,441
Cash with a pre-determined use	670	728
Money market securities	318	470

Total Cash and cash equivalents	4,611	5,639

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Amounts shown are readily convertible into cash and are subject to an insignificant risk of changes in value. The carrying amount of cash and cash equivalents is considered to be in line with their fair value at the balance sheet date.

Cash with a pre-determined use mainly consists of amounts whose use is restricted to the repayment of the debt relating to securitizations classified as Asset-backed financing.

The credit risk associated with Cash and cash equivalents is considered not significant, because it mainly relates to deposits spread across primary national and international financial institutions.

(23)	Assets held for sale

At December 31, 2012 and 2011, Assets held for sale consist of buildings and factories owned by CNH and Iveco.

The items included in Assets held for sale may be summarized as follows:

	At December 31,
	2012	2011
	(€ million)
Property, plant and equipment	25	15

Total Assets	25	15

(24)	Stockholders’ equity

Consolidated equity at December 31, 2012 exceeds that at December 31, 2011 by €311 million. The increase in equity is mainly the result of the profit for the year of €921 million, partially offset by the dividend distributed for €480 million and by the decrease in the translation reserve of €272 million arising from changes in the exchange rates used to translate the financial statements of subsidiaries denominated in currencies than the Euro.

(i)	Share capital

Share capital, fully paid-in, amounts to €1,919 million at December 31, 2012 and consists of 1,222,568,882 shares each with a par value of €1.57.

Each share entitles the holder to share pro rata in any earnings allocated for distribution and any surplus assets remaining on a winding-up. In addition, each share entitles the holder to vote without any restrictions.

Net profit as reported in the annual financial statements is allocated as follows:

•	5% of net profit must be allocated to the legal reserve until the amount of such reserve is equivalent to one-fifth of share capital;

•	further allocations may be made by shareholders to the legal reserve or the extraordinary reserve or the retained earnings reserve, together with any other allocations they may resolve;

•	to each share any remaining profit which shareholders may resolve to distribute.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Where the Board of Directors sees fit in relation to the operating results and within the conditions established by law, it may authorize the payment of interim dividends during the year.

In the event of a winding-up, the Company’s assets shall be distributed in an equal pro rata amount to all shares.

Following the resolution adopted by shareholders in an extraordinary general meeting held on April 5, 2012, on May 21, 2012, the procedure commenced for the mandatory conversion of all the 103,292,310 preference shares and 79,912,800 savings shares of Fiat Industrial S.p.A. into 130,241,397 of the Company’s ordinary shares having the same features as the outstanding ordinary shares, with enjoyment rights from January 1, 2012, using a ratio of 0.700 for the preference shares and 0.725 for the savings shares. The mandatory conversion of the preference and savings shares of Fiat Industrial S.p.A. had already been approved by the respective special shareholders’ meetings held on April 3, 2012. Pursuant to article 2437-quater of the Italian civil code, withdrawal rights were granted to the holders of preference shares and savings shares who did not vote in favor of the relative resolutions at a liquidation value of €4.156 for each preference share and €4.336 for each savings share, and these had to be exercised no later than fifteen days from the date of registration of these resolutions in the Companies’ Register, namely April 28, 2012; the conversion of the shares was further also subject to the requirement that the payment made if withdrawal rights are exercised should not exceed €56 million for the preference shares and €44 million for the savings shares. On the expiry of the term for exercising withdrawal rights, withdrawal notifications for 12,476 preference shares equivalent to €51,850 and 23,664 savings shares equivalent to €102,607 had been received. As a result, the conditions precedent for the conversion to proceed were satisfied.

For completeness of information it is recalled that, until the conversion described above, the Net profit reported in the annual financial statements had to be allocated as follows:

•	to the legal reserve, 5% of net profit until the amount of such reserve was equivalent to one-fifth of share capital;

•	to savings shares, a dividend of up to €0.093 per share;

•	further allocations to the legal reserve, allocations to the extraordinary reserve and/or retained profit reserve as may be resolved by Shareholders;

•	to preference shares, a dividend of up to €0.093 per share;

•	to ordinary shares, a dividend of up to €0.0465 per share;

•	to savings shares and ordinary shares, in equal amounts, an additional dividend of up to €0.0465 per share;

•	to each ordinary, preference and savings share, in equal amounts, any remaining profit which Shareholders would resolve to distribute.

When the dividend paid to savings shares in any year amounted to less than €0.093, the difference would have been added to the preferred dividend to which they were entitled in the following two years.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

The following table provides a reconciliation between the number of Fiat Industrial S.p.A. shares outstanding at July 15 (date of incorporation) and the number of shares outstanding at December 31, 2012:

	At July 15, 2010	Capital increase in connection with the Demerger	(Purchases)/ Sales of treasury shares	At January 1, 2011	Capital increase	(Purchases)/ Sales of treasury shares	At December 31, 2011	Conversion of preference and savings shares on May 22, 2012	Capital increase	(Purchases)/ Sales of treasury shares	At December 31, 2012
	(number of shares in thousand)
Ordinary shares issued	80	1,092,248	—	1,092,328	—	—	1,092,328	130,241	—	—	1,222,569
Less: Treasury shares	—	—	—	—	—	—	—	—	—	(9)	(9)

Ordinary shares outstanding	80	1,092,248	—	1,092,328	—	—	1,092,328	103,241	—	(9)	1,222,560

Preference shares issued	—	103,292	—	103,292	—	—	103,292	(103,292)	—	—	—
Less: Treasury shares	—	—	—	—	—	—	—	—	—	—	—

Preference shares outstanding	—	103,292	—	103,292	—	—	103,292	(103,292)	—	—	—

Savings shares issued	—	79,913	—	79,913	—	—	79,913	(79,913)	—	—	—
Less: Treasury shares	—	—	—	—	—	—	—	—	—	—	—

Savings shares outstanding	—	79,913	—	79,913	—	—	79,913	(79,913)	—	—	—

Total Shares issued by Fiat Industrial S.p.A.	80	1,275,453	—	1,275,533	—	—	1,275,533	(52,964)	—	—	1,222,569

Less: Treasury shares	—	—	—	—	—	—	—	—	—	(9)	(9)

Total Fiat Industrial S.p.A. outstanding shares	80	1,275,453	—	1,275,533	—	—	1,275,533	(52,964)	—	(9)	1,222,560

The share capital of Fiat Industrial S.p.A. amounted until December 31, 2010 to €120,000 and consisted at that date of 80,000 ordinary shares having a par value of €1.50 each. As a result of the Demerger (effective January 1, 2011), the share capital of Fiat Industrial S.p.A. has been increased in the amount of €1,913,178,892.5, through the issue of 1,092,247,485 ordinary shares, 103,292,310 preference shares and 79,912,800 savings shares.

(ii)	Policies and processes for managing capital

Italian laws and regulations regarding the share capital and reserves of a joint stock corporation establish the following:

•	the minimum share capital is €120,000;

•

any change in the amount of share capital must be approved in a general meeting by shareholders who may delegate powers to the Board of Directors to increase share capital up to a predetermined amount for a maximum period of five years; the general meeting of shareholders is also required to adopt suitable measures when share capital decreases by more than one third as the result of ascertained losses and to reduce share capital if by the end of the following year such losses have not fallen by at least one third. If as

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

the consequence of a loss of more than one third of capital this then falls below the legal minimum, shareholders in general meeting are required to approve a decrease and simultaneous increase of capital to an amount not less than this minimum or must change a company’s legal form;

•	as discussed previously the share in profits due to each share is determined by the bylaws of Fiat Industrial S.p.A.;

•

an additional paid-in capital reserve is established if a company issues shares at a price exceeding their nominal value. This reserve may not be distributed until the legal reserve has reached one fifth of share capital;

•

a company may not purchase treasury shares for an amount exceeding the distributable profits and available reserves stated in its most recently approved financial statements. Any purchase must be approved by Shareholders in general meeting and in no case may the nominal value of the shares acquired exceed one fifth of share capital.

With the Demerger completed the Group announced a dividend policy for 2011, a year of transition, with the intention of distributing 25% of consolidated profit with a minimum pay-out of €100 million, reserving the duty of drafting a dividend policy for subsequent years to the Board of Directors. For 2011, Shareholders approved the distribution of a total dividend of €240 million at the Annual General Meeting held on April 5, 2012 on the basis of the Board of Directors’ proposal. The dividend was determined as follows:

•	€0.185 per ordinary share, for a total of €202.1 million;

•	€0.185 per preference share, for a total of €19.1 million;

•	€0.2315 per savings share, for a total of €18.5 million.

On February 1, 2012, the Board of Directors reviewed options relating to the dividend policy. In view of the consistent performance of the businesses and the Group’s substantial cash generation capabilities, it is of the opinion that Fiat Industrial could distribute between 25% and 35% of its consolidated net income for any one year, with a minimum pay-out in normal circumstances of €150 million.

The objectives identified by the Group for managing capital are to create value for shareholders as a whole, safeguard business continuity and support the growth of the Group. As a result, the Group endeavors to maintain an adequate level of capital that at the same time enables it to obtain a satisfactory economic return for its shareholders and guarantee economic access to external sources of funds, including by means of achieving an adequate rating.

The Group constantly monitors the evolution of its debt/equity ratio and in particular the level of net debt and the generation of cash from its industrial activities.

To reach these objectives the Group aims at a continuous improvement in the profitability of the business in which it operates. Further, in general, it may sell part of its assets to reduce the level of its debt, while the Board of Directors may make proposals to Shareholders in general meeting to reduce or increase share capital or, where permitted by law, to distribute reserves. In this context the Group may also purchase treasury shares without exceeding the limits authorized by Shareholders in general meeting, with the same logic of creating value, compatible with the objectives of achieving financial equilibrium and improving its rating.

In this respect capital means the value brought into Fiat Industrial S.p.A. by its shareholders (share capital plus the additional paid-in capital reserve less treasury shares, equal to €2,375 million at December 31, 2012 and to €2,375 million at December 31, 2011) and the value generated by the Group in terms of the results achieved

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

by operations (retained earnings and other reserves, equal in total, before the result for the year, to €2,534 million at December 31, 2012 and to €1,924 million at December 31, 2011, excluding gains and losses recognized directly in equity and non-controlling interests).

(iii)	Treasury shares

In order to provide the Company with the necessary operating flexibility for an adequate period, in December 2010 the Shareholders of Fiat Industrial S.p.A. passed a resolution for the purchase of treasury shares, subject to the Demerger becoming effective, valid for eighteen months and up to a maximum of €1 billion. Consequently, once shareholder authorization took effect, retained earnings were reduced by €1 billion in order to establish a reserve for treasury shares of the same amount. The Board of Directors held on February 22, 2012, in consideration of the fact that the authorization would have expired on June 20, 2012, and to maintain the necessary operating flexibility for an adequate period, decided to propose to Shareholders at the Annual General Meeting, held on April 5, 2012, which approved, that the authorization for the purchase of a maximum number of shares, not to exceed the legally established percentage of share capital or an aggregate value of €0.5 billion. The Company has no obligation to buy back shares under the authorization. This authorization will be used to service an equity instrument incentive plan designed to provide long-term incentives that was approved by Shareholders in general meeting on April 5, 2012; the authorization may also be used for other purposes permitted by applicable law and does not require the Company to purchase treasury shares. The buy-back authorization is valid for a period of 18 months from April 5, 2012 and any buy-backs must be executed in the manner established by law and at a price which is within 10% of the reference price published by Borsa Italiana on the date prior to the purchase.

At December 31, 2012 treasury shares consisted of 8,528 ordinary shares for a total amount of €66 thousand or 0.0007% of share capital for a total nominal amount of €13 thousands. Treasury shares arise from the monetization by the Company of the excess fractions of ordinary shares arising following the exact application of the conversion ratio as part of the mandatory conversion into ordinary shares of all the preference and savings shares as noted above.

If the Company decides to commence a buyback plan of its own shares, details of the related Program will be publicly disclosed in advance in accordance with applicable regulations and any transactions will be reported on a daily basis to the market and the regulatory authorities.

(iv)	Capital reserves

At December 31, 2012 capital reserves amounting to €435 million (€452 million at December 31, 2011) consisted mainly of the share premium reserve.

(v)	Revenue reserves

Revenue reserves consist mainly of the following:

•	the legal reserve of Fiat Industrial S.p.A. of €231 million at December 31, 2012 (€215 million at December 31, 2011);

•	retained earnings of €1,487 million at December 31, 2012 (€1,085 million at December 31, 2011);

•	profits attributable to the owners of the parent of €810 million at December 31, 2012 (profits of €624 million at December 31, 2011);

•	the share-based payment reserve of €6 million at December 31, 2012.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

(vi)	Other comprehensive income

Other comprehensive income may be analyzed as follows:

	2012	2011	2010
	(€ million)
Gains/(losses) on cash flow hedging instruments arising during the year	(71)	(60)	(116)
Gains/(losses) on cash flow hedging instruments reclassified to profit or loss	116	17	121

Gains/(losses) on cash flow hedging instruments	45	(43)	5

Gains/(losses) on the remeasurement of available-for-sale financial assets arising during the year	—	—	1
Gains/(losses) on the remeasurement of available-for-sale financial assets reclassified to profit or loss	—	—	—

Gains/(Losses) on the remeasurement of available-for-sale financial assets	—	—	1

Exchange gains/(losses) on translating foreign operations arising during the year	(225)	(66)	501
Exchange gains/(losses) on translating foreign operations reclassified to profit or loss	—	—	—

Exchange gains/(losses) on translating foreign operations	(225)	(66)	501

Share of Other comprehensive income of entities accounted for using the equity method arising during the year	(19)	18	53
Share of Other comprehensive income of entities accounted for using the equity method reclassified to profit or loss	(28)	3	1

Share of Other comprehensive income of entities accounted for using the equity method	(47)	21	54

Tax effect of the other components of Other comprehensive income	(10)	6	(4)

Total Other comprehensive income, net of tax	(237)	(82)	557

The tax effect relating to Other comprehensive income may be analyzed as follows:

	2012			2011			2010
	Pre-tax amount	Tax income/ (expense)	Net balance	Pre-tax amount	Tax income/ (expense)	Net balance	Pre-tax amount	Tax income/ (expense)	Net balance
	(€ million)
Gains/(losses) on cash flow hedging instruments	45	(10)	35	(43)	6	(37)	5	(4)	1
Gains/(losses) on the remeasurement of available-for-sale financial assets	—	—	—	—	—	—	1	—	1
Exchange gains/(losses) on translating foreign operations	(225)	—	(225)	(66)	—	(66)	501	—	501
Share of Other comprehensive income of entities accounted for using the equity method	(47)	—	(47)	21	—	21	54	—	54

Total Other comprehensive income	(227)	(10)	(237)	(88)	6	(82)	561	(4)	557

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

(vi)	Non-controlling interests

Non-controlling interests of €787 million at December 31, 2012 (€856 million at December 31, 2011) refer mainly to the 12.6% (11.6% at December 31, 2011) of non-controlling interests in CNH Global N.V.

(vii)	Share-based compensation

Stock Option plans linked to CNH Global N.V. common shares

CNH Global N.V. (“CNH”) has granted share-based compensation to directors officers and employees which are linked to shares and which have the following terms.

The CNH Global N.V. Directors’ Compensation Plan (“CNH Directors’ Plan”)

This plan provides for the payment of the following to eligible members of the CNH Global N.V. Board in the form of cash, and/or common shares of CNH, and/or options to purchase common shares of CNH, provided that such members do not receive salary or other employment compensation from Fiat Industrial S.p.A., CNH Global N.V., Fiat S.p.A., and their subsidiaries and affiliates:

•	an annual retainer fee of 100,000 USD;

•	an Audit Committee membership fee of 20,000 USD;

•	a Corporate Governance and Compensation Committee membership fee of 15,000 USD;

•	an Audit Committee chair fee of 35,000 USD; and

•	a Corporate Governance and Compensation Committee chair fee of 25,000 USD (collectively, the “Fees”).

Each quarter of the CNH Director’s Plan year, the eligible directors elect the form of payment of their Fees. If the elected form is common shares, the eligible director will receive as many common shares as equal to the amount of Fees the director elects to forego, divided by the fair market value of a CNH Global N.V. common share. Common shares issued vest immediately upon grant, but cannot be sold for a period of six months. If the elected form is options, the eligible director will receive as many options as the amount of Fees that the director elects to forego, multiplied by four and divided by the fair market value of a common share, such fair market value being equal to the average of the highest and lowest sale price of a CNH Global N.V. common share on the last trading day of the New York Stock Exchange preceding the start of each quarter. Stock options granted as a result of such an election vest immediately, but shares purchased under options cannot be sold for six months following the date of exercise. Stock options terminate upon the earlier of: (1) ten years after the grant date; or (2) six months after the date an individual ceases to be a director.

At December 31, 2012 and 2011, there were 682,747 and 690,993 common shares, respectively reserved for issuance under the CNH Directors’ Plan. Directors eligible to receive compensation under the CNH Directors’ Plan do not receive benefits upon termination of their service as directors.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Changes during the years under the CNH Directors’ Plan are as follows:

	2012		2011		2010
	Number of options	Weighted Average exercise price (in USD)	Number of options	Weighted Average exercise price (in USD)	Number of options	Weighted Average exercise price (in USD)
Outstanding at the beginning of the year	65,145	34.59	90,840	31.24	117,419	27.54

Granted	8,299	39.76	3,101	37.09	12,904	26.73
Exercised	(6,168)	26.07	(28,796)	24.28	(36,610)	15.61
Expired	—	—	—	—	(2,873)	59.17

Outstanding at the end of the year	67,276	36.01	65,145	34.59	90,840	31.24

Exercisable at the end of the year	67,276	36.01	65,145	34.59	90,840	31.24

The CNH Equity Incentive Plan (the “CNH EIP”)

This plan provides for grants of various types of awards on specific performance targets linked to the IFRS results of CNH, to officers and employees of CNH and its subsidiaries. As of December 31, 2012 and December 31, 2011, CNH has reserved 25,900,000 shares for the CNH EIP. The plan envisages stock options and share incentives as described below:

•

Stock option plan: CNH began to issue performance-based stock options under the CNH EIP in 2006. In September 2012, CNH granted approximately 700 thousands performance-based stock options (at target award levels) under the CNH EIP. As CNH’s 2012 results exceeded the target performance levels, approximately one million of these options were granted overall. One-third of the options vested in February 2013 following the approval of 2012 results of CNH by the Board of Directors of CNH. The remaining options will vest equally on the first and second anniversary of the initial vesting date. Options granted under the CNH EIP have a contractual life of five years from the initial vesting date.

The following table summarizes outstanding stock options under the CNH EIP:

	At December 31,
	2012			2011
	Number of options Outstanding	Weighted Average remaining Contractual life (in years)	Weighted Average Exercise Price (in USD)	Number of options Outstanding	Weighted Average Exercise Price (in USD)
Exercise Price (in USD)
13.58 – 19.99	188,990	2.1	13.58	965,672	13.65
20.00 – 29.99	—	—	—	27,896	21.20
30.00 – 39.99	1,238,684	3.1	31.84	2,913,085	32.65
40.00 – 57.30	3,187,443	4.1	45.39	2,218,760	47.60

Total	4,615,117			6,125,413

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Changes during the years in all CNH stock option plans are as follows:

	2012		2011		2010
	Number of options	Weighted Average exercise price (in USD)	Number of options	Weighted Average exercise price (in USD)	Number of options	Weighted Average exercise price (in USD)
Outstanding at the beginning of the year	6,125,413	33.49	5,788,971	29.07	4,332,835	26.67

Granted	1,114,725	41.30	1,813,557	47.20	2,888,625	31.69
Forfeited	(145,970)	38.33	(269,379)	28.77	(324,494)	31.91
Exercised	(2,478,727)	27.53	(1,181,765)	24.44	(992,535)	20.69
Expired	(324)	21.20	(25,971)	39.54	(115,460)	68.85

Outstanding at the end of the year	4,615,117	40.45	6,125,413	35.02	5,788,971	29.07

Exercisable at the end of the year	1,516,240	39.66	1,895,828	33.49	1,431,524	36.40

•

Performance Share Grants: Under the CNH EIP, performance-based shares may also be granted to selected key employees and executive officers. CNH establishes the period and conditions of performance for each award. Performance-based shares vest upon the attainment of specified performance objectives.

In 2012, CNH issued several grants of performance-based shares throughout the year. These shares will cliff vest in February 2015 based on their respective performance targets. The total number of shares granted is 135,938 with a weighted average fair value of USD40.67 per share.

In 2011, CNH granted 154,000 performance-based share awards under the CNH EIP. The weighted average fair value of the awards is USD39.10. These performance shares are based on the same performance targets which are designated on a cumulative basis for the three-, four- and five-year periods ended December 31, 2012, 2013, and 2014. The first tranche of the performance shares vested in February 2013 following the achievement of the performance targets for the three years ended December 31, 2012. The remaining shares will vest in two equal tranches if respective performance targets for those tranches are achieved.

In September 2010, CNH granted approximately 2 million performance-based share awards under the CNH EIP. These performance shares will vest in three equal installments if specified performance targets are achieved on a cumulative basis during the three-, four- and five-year periods ending December 31, 2012, 2013 and 2014. The fair value of this award is USD 34.74 per share.

The following table reflects performance-based share activity under the CNH EIP:

	2012		2011		2010
	Number of shares	Weighted average grant date fair value (in USD)	Number of shares	Weighted average grant date fair value (in USD)	Number of shares	Weighted average grant date fair value (in USD)
Non-vested at the beginning of the year	2,020,000	35.07	2,017,000	34.74	1,349,000	31.22

Granted	135,938	40.67	154,000	39.10	2,027,000	34.74
Forfeited	(231,200)	36.71	(151,000)	34.74	(1,359,000)	31.25
Vested	—	—	—	—	—	—

Non-vested at the end of the year	1,924,738	35.27	2,020,000	35.07	2,017,000	34.74

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

•

Restricted Share Grants: CNH granted 188,933 and 272,750 restricted share units to selected key employees under CNH EIP with a weighted average fair value of USD43.64 and USD26.91 per share, respectively, in 2012 and 2011. Restricted shares vest in three equal installments over three years starting from the grant date.

The following table reflects restricted share activity under the CNH EIP:

	2012		2011		2010
	Number of shares	Weighted average grant date fair value (in USD)	Number of shares	Weighted average grant date fair value (in USD)	Number of shares	Weighted average grant date fair value (in USD)
Non-vested at the beginning of the year	470,269	30.15	316,000	34.62	—	—

Granted	188,933	43.64	272,750	26.91	326,000	34.56
Forfeited	(34,887)	30.41	(17,122)	34.74	(2,000)	34.74
Vested	(181,077)	30.99	(101,359)	34.58	(8,000)	32.35

Non-vested at the end of the year	443,238	35.54	470,269	30.15	316,000	34.62

As of December 31, 2012, there were 12,072,126 CNH Global N.V. common shares (13,112,372 CNH Global N.V. common shares at December 31, 2011) available for issuance under the CNH EIP.

The Black-Scholes pricing model was used to calculate the fair value of stock options by CNH. The weighted-average assumptions used under the Black-Scholes pricing model were as follows:

	2012	2011
	Equity incentive plan	Equity incentive plan
Option life (years)	3.39	3.81
Price volatility of CNH Global N.V. shares (%)	51.7	75.1
Expected dividend yield (%)	0.0	0.3
Risk-free interest rate (%)	0.4	1.4

•

The risk-free interest rate is based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility is based on the historical activity of CNH’s common shares over a period at least equal to the expected life of the options. The expected life for the CNH EIP grant is based on the average of the vesting period of each tranche and the original contract term of 65 to 70 months. The expected dividend yield is determined to be zero as management does not expect CNH to issue ordinary dividends in the foreseeable future.

Based on this model, the weighted-average fair values of stock options awarded by CNH under CNH EIP for the years ended December 31, 2012 and 2011 were as follows:

	2012	2011
	(in USD)
Equity Incentive Plan	13.79	26.24

•	The total cost recognized in the 2012 income statement for all share-based compensation linked to CNH Global N.V. common shares amounts to €46 million (€45 million in 2011 and €26 million in 2010).

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

•

Modification: On December 28, 2012, CNH paid a special dividend of USD10 per common share to CNH minority shareholders of record as of December 20, 2012, as part of the merger agreement with Fiat Industrial. In accordance with the anti-dilutive provision of both the CNH EIP and Directors’ plan, on January 28, 2013, CNH Corporate Governance and Compensation Committee approved required equitable adjustments to outstanding equity awards. The adjustments have been retrospectively made to outstanding options under CNH EIP and Directors’ plan, unvested performance shares and unvested restricted shares under CNH EIP, as of the ex-dividend date on December 18, 2012. The exercise prices have been reduced and the number of outstanding shares has been increased for stock options, and the number of unvested shares has been increased for performance shares and restricted shares, to maintain the pre-dividend fair value. The weighted average exercise price of outstanding options decreased from USD40.45 to USD33.34, the number of outstanding options increased from 4.6 million to 5.6 million, the number of unvested performance shares increased from 1.9 million to 2.3 million and the number of unvested restricted shares increased from 451 thousand to 548 thousand. The aggregate fair value, the aggregate intrinsic value and the ratio of the exercise price to the market price are approximately equal immediately before and after the adjustment. Therefore, no additional compensation expense was recognized in 2012.

Stock grant plans linked to Fiat Industrial S.p.A. ordinary shares

In the General Meeting held on April 5, 2012, Shareholders approved the adoption of a Long Term Incentive Plan articulated in two components (Company Performance LTI and Retention LTI) taking the form of stock grants. According to the Plan, the Company has granted the Chairman 1 million rights as part of the Company Performance LTI and 1.1 million rights as part of the Retention LTI.

In the case of the Retention LTI, one third of the rights vest on each of February 22, 2013, February 22, 2014 and February 22, 2015, on condition that Mr. Marchionne remains Chairman.

The rights to the Company Performance LTI will vest on condition that predetermined financial performance targets for the period from January 1, 2012 to December 31, 2014 are met and on condition that the beneficiary remains in office up to the date of approval of the consolidated financial statements at December 31, 2014 by the Board of Directors; the rights shall be exercised in a single installment subsequent to the date of approval of the consolidated financial statements at December 31, 2014 by the Board of Directors.

The Plan does not envisage the issue of any new shares and will be served by treasury shares. The Company may additionally replace, wholly or in part, the free of charge granting of the shares with the payment of a sum of money whose amount is based on the official price of the shares recorded by Borsa Italiana at the vesting date.

At December 31, 2012, the contractual terms of the Long Term Incentive Plan were therefore as follows:

Plan	Beneficiary	Number of shares	Vesting date		Vesting portion
Company Performance LTI	Chairman	1,000,000	1st Quarter 2015	(*)	1,000,000
Retention LTI	Chairman	1,100,000	February 22, 2013		366,667
			February 22, 2014		366,667
			February 22, 2015		366,666

(*)	On approval of the prior year’s consolidated financial statements

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

The following table reflects share activity under the Company Performance LTI:

	2012
	Number of shares	Weighted average grant date fair value (in euros)
Non-vested at the beginning of the year	—
Granted	1,000,000	7.795
Forfeited	—
Vested	—

Non-vested at the end of the year	1,000,000	7.795

The following table reflects share activity under the Retention LTI:

	2012
	Number of shares	Weighted average grant date fair value (in euros)
Non-vested at the beginning of the year	—
Granted	1,100,000	7.795
Forfeited	—
Vested	—

Non-vested at the end of the year	1,100,000	7.795

The total cost recognized in the 2012 income statement for Stock grant plans linked to Fiat Industrial S.p.A. ordinary shares amounts to €6 million.

(25)	Provisions for employee benefits

Group companies provide post-employment benefits for their active employees and for retirees, either directly or by contributing to independently administered funds. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country in which the Group operates, the benefits generally being based on the employees’ remuneration and years of service.

Group companies provide post-employment benefits under defined contribution and defined benefit plans.

In the case of defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the Group has no further payment obligations. The entity recognizes the contribution cost when the employee has rendered his service and includes this cost by function in Cost of sales, Selling, general and administrative costs and Research and development costs. In 2012, these expenses totaled €490 million (€520 million in 2011 and €443 million in 2010).

Defined benefit plans may be unfunded, or they may be wholly or partly funded by contributions made by an entity, and sometimes by its employees, into an entity, or fund, that is legally separate from the employer from which the employee benefits are paid. Benefits are generally payable under these plans after the completion of employment. The plans are classified by the Group on the basis of the type of benefit provided as follows: Health care plans, Pension plans, Employee leaving entitlements in Italy (TFR) and Other post-employment benefits.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

(i)	Health care plans

The item Health care plans comprises obligations for health care and insurance plans granted to employees of the Group working in the United States and Canada (relating to CNH). These plans generally cover employees retiring on or after reaching the age of 55 who have had at least 10 years of service. CNH United States salaried and non-represented hourly employees and Canadian employees hired after January 1, 2001 and January 1, 2002, respectively, are not eligible for postretirement health care and life insurance benefits under the CNH plans. Until December 31, 2006 these plans were fully unfunded; starting in 2007, the Group began making contributions on a voluntary basis to a separate and independently managed fund established to finance the North American health care plans.

(ii)	Pension plans

The item Pension plans consists principally of the obligations of CNH companies operating in the United States and in the United Kingdom and the obligations of Iveco companies operating in Germany (towards certain employees and former employees of the Group) and in the United Kingdom.

Under these plans, a contribution is generally made to a separate fund (trust) which independently administers the plan assets. The Group’s funding policy is to contribute amounts to the plan equal to the amounts required to satisfy the minimum funding requirements prescribed by the laws and regulations of each individual country. Prudently the Group makes discretionary contributions in addition to the funding requirements. If these funds are overfunded, that is if they present a surplus compared to the requirements of law, the Group companies concerned could not be required to contribute to the plan in respect of a minimum performance requirement as long as the fund is in surplus.

The investment strategy for these assets depends on the features of the plan and on the maturity of the obligations. Typically long-term plan benefit obligations are funded by investing mainly in equity securities which are expected to achieve long-term growth exceeding inflation; short and medium-term plan benefit obligations are funded by investing in fixed income securities, which are less volatile.

(iii)	Reserve for Employee leaving entitlements in Italy (TFR)

The TFR consists of the residual obligation for employee leaving entitlements which was required until December 31, 2006 under Italian legislation to be paid to employees of Italian companies with more than 50 employees when leaving the company, and accrued over the employee’s working life for other companies. This provision is settled to retiree employees and may be partially paid in advance if certain conditions are met. This is an unfunded defined benefit post-employment plan.

(iv)	Other post-employment benefits

The item Other post-employment benefits includes loyalty bonuses, which are due to employees who reach a specified seniority and are generally settled when an employee leaves the company; and for French entities, the Indemnité de depart à la retraite, a plan similar to the Italian TFR. These schemes are unfunded.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Provisions for employee benefits at December 31, 2012 and 2011 are as follows:

	At December 31,
	2012	2011
	(€ million)
Post-employment benefits:
Health care plans	852	881
Pension plans	447	468
Employee leaving entitlements in Italy	192	200
Other	137	134

Total Post-employment benefits	1,628	1,683

Other provisions for employees	242	323
Other long-term employee benefits	71	64

Total Provision for employee benefits	1,941	2,070

Defined benefit plan assets	256	215

Total Defined benefits plan assets	256	215

Other provisions for employees

The item Other provisions for employees consists of the best estimate at the balance sheet date of short-term employee benefits payable by the Group within twelve months of the end of the period in which the employees render the related service.

Other long-term employee benefits

The item Other long-term employee benefits consists of the Group’s obligation for those benefits generally payable during employment on reaching a certain level of seniority in the company or when a specified event occurs, and reflects the probability of payment and the length of time over which this will be made.

In 2012, 2011 and in 2010 changes in Other provisions for employees and in Other long-term employee benefits are as follows:

	At December 31, 2011	Provision	Utilization	Change in the scope of consolidation and other changes	At December 31, 2012
	(€ million)
Other provisions for employees	323	220	(272)	(29)	242
Other long-term employee benefits	64	14	(6)	(1)	71

Total	387	234	(278)	(30)	313

	At December 31, 2010	Provision	Utilization	Change in the scope of consolidation and other changes	At December 31, 2011
	(€ million)
Other provisions for employees	285	78	(55)	15	323
Other long-term employee benefits	59	8	(5)	2	64

Total	344	86	(60)	17	387

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

	At December 31, 2009	Provision	Utilization	Change in the scope of consolidation and other changes	At December 31, 2010
	(€ million)
Other provisions for employees	174	172	(63)	2	285
Other long-term employee benefits	52	11	(5)	1	59

Total	226	183	(68)	3	344

Post-employment benefits and Other long-term employee benefits are calculated on the basis of the following main assumptions:

	At December 31,
	2012					2011				2010
	Italy	USA		UK	Germany	Italy	USA	UK	Germany	Italy	USA	UK	Germany
	(in %)
Discount rate	3.62	3.80		4.20	3.00	4.52	4.60	5.00	4.70	4.20	5.20	5.20	4.20
Future salary increase	2.48	n/a		3.25	3.00	3.15	n/a	3.50	3.00	3.26	n/a	3.50	3.00
Inflation rate	2.00	n/a		3.00	n/a	2.00	n/a	3.25	n/a	2.00	n/a	3.50	n/a
Weighted average, initial healthcare cost trend rate	n/a	7.00		n/a	n/a	n/a	7.50	n/a	n/a	n/a	8.00	n/a	n/a
Weighted average, ultimate healthcare cost trend rate	n/a	5.00		n/a	n/a	n/a	5.00	n/a	n/a	n/a	5.00	n/a	n/a
Expected return on plan assets	n/a	7.50 7.25	(*) (**)	6.75	4.25	n/a	7.75	6.75	4.25	n/a	8.00	7.00	4.25

(*)	Expected return on plan assets for Pension plans
(**)	Expected return on plan assets for Health-care plans

The assumed discount rates are used in measurements of pension and postretirement benefit obligations and interest cost components of net periodic cost. The discount rates of the U.S., European, U.K. and Canadian obligations are based on a benefit cash flow-matching approach and represent the rates at which the benefit obligations could effectively be settled as of the measurement date. The benefit cash flow-matching approach involves analyzing Group’s projected cash flows against a high quality bond yield curve, mainly calculated using a wide population of AA-graded corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria. The discount rates for the Group’s remaining obligations are based on benchmark yield data of high-quality fixed income investments for which the timing and amounts of payments approximate the timing and amounts of projected benefit payments.

The expected long-term rate of return on plan assets reflects management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations. The expected return is based on the outlook for inflation, fixed income returns and equity returns, while also considering asset allocation and investment strategy, premiums for active management to the extent asset classes are actively managed and plan expenses. Return patterns and correlations, consensus return forecasts and other relevant financial factors are analyzed to check for reasonability and appropriateness.

The assumed health care trend rate represents the rate at which health care costs are assumed to increase. Rates are determined based on CNH’s specific experience, consultation with actuaries and outside consultants,

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

and various trend factors including general and health care sector-specific inflation projections from the United States Department of Health and Human Services Health Care Financing Administration for CNH’s U.S. assumptions. The initial trend is a short-term assumption based on recent experience and prevailing market conditions. The ultimate trend is a long-term assumption of health care cost inflation based on general inflation, incremental medical inflation, technology, new medicine, government cost-shifting, utilization changes, aging population, and a changing mix of medical services.

Assumed health care cost trend rates have a significant effect on the amount recognized in the 2012 financial statements. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One percentage point increase	One percentage point decrease
	(€ million)
Effect on the aggregate of service costs and interest cost in 2012	6	(4)
Effect on defined benefit obligation at December 31, 2012	118	(89)

The amounts recognized in the statement of financial position for post-employment benefits at December 31, 2012 and 2011 are as follows:

	Health care plans		Pension Plans		Employee leaving entitlements in Italy		Other
	At December 31,		At December 31,		At December 31,		At December 31,
	2012	2011	2012	2011	2012	2011	2012	2011
	(€ million)
Present value of funded obligations	859	853	2,240	1,859	—	—	—	—
Less: Fair value of plan assets	(69)	(62)	(1,974)	(1,846)	—	—	—	—

	790	791	266	13		—	—	—
Present value of unfunded obligations	44	45	381	557	197	191	179	147
Unrecognized actuarial gains/(losses)	16	41	(459)	(317)	(5)	9	(22)	—
Unrecognized past service cost	2	4	—	—	—	—	(20)	(13)
Unrecognized assets	—	—	3	—	—	—	—	—

Net liability	852	881	191	253	192	200	137	134

Amounts at year end:
Liabilities	852	881	447	468	192	200	137	134
Less: Assets	—	—	(256)	(215)	—	—	—	—

Net liability	852	881	191	253	192	200	137	134

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

The amounts recognized in the income statement for Post-employment benefits are as follows:

	Health care plans			Pension Plans
	2012	2011	2010	2012	2011	2010
	(€ million)
Current service cost	7	6	7	17	18	17
Interest costs	40	41	44	111	112	120
Expected return on plan assets	(5)	(4)	(4)	(126)	(115)	(115)
Net actuarial losses/(gains) recognized	—	—	(2)	28	22	27
Past service costs	(1)	(3)	(41)	—	—	3
Paragraph 58 adjustment	—	—	—	—	1	—
Losses/(gains) on curtailments and settlements	—	—	—	(1)	—	1

Total cost (gains) for post-employment benefits	41	40	4	29	38	53

Actual return on plan assets	9	11	6	173	115	150

	Employee leaving entitlements in Italy			Other
	2012	2011	2010	2012	2011	2010
	(€ million)
Current service cost	—	—	—	7	7	8
Interest costs	5	5	6	6	6	7
Expected return on plan assets	—	—	—	—	—	—
Net actuarial losses/(gains) recognized	—	—	—	3	1	(1)
Past service costs	—	—	—	2	1	1
Paragraph 58 adjustment	—	—	—	—	—	—
Losses/(gains) on curtailments and settlements	—	—	—	—	—	(4)

Total cost (gains) for post-employment benefits	5	5	6	18	15	11

Actual return on plan assets	n/a	n/a	n/a	n/a	n/a	n/a

Changes in the present value of Post-employment obligations are as follows:

	Health care plans			Pension Plans
	2012	2011	2010	2012	2011	2010
	(€ million)
Present value of obligation at the beginning of the year	898	858	792	2,416	2,385	2,137

Current service cost	7	6	7	17	18	17
Interest costs	40	41	44	111	112	120
Contribution by plan participants	5	4	4	3	3	3
Actuarial losses/(gains) generated	30	16	44	225	(27)	142
Exchange rate differences	(17)	28	64	—	61	110
Benefits paid	(60)	(55)	(59)	(150)	(146)	(147)
Past service cost	—	—	(38)	—	—	3
Change in scope of consolidation	—	—	—	—	10	—
(Gains) Losses on curtailments	—	—	—	(1)	—	—
(Gains) Losses on settlements	—	—	—	—	—	—
Other changes	—	—	—	—	—	—

Present value of obligation at the end of the year	903	898	858	2,621	2,416	2,385

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

	Employee leaving entitlements in Italy			Other
	2012	2011	2010	2012	2011	2010
	(€ million)
Present value of obligation at the beginning of the year	191	198	202	147	151	136

Current service cost	—	—	—	7	7	8
Interest costs	5	5	6	6	6	7
Contribution by plan participants	—	—	—	—	—	—
Actuarial losses/(gains) generated	15	(1)	9	26	(5)	9
Exchange rate differences	—	—	—	—	—	1
Benefits paid	(14)	(18)	(21)	(15)	(12)	(15)
Past service cost	—	—	—	9	—	4
Change in scope of consolidation	—	7	—	—	1	—
(Gains) Losses on curtailments	—	—	—	(1)	—	5
(Gains) Losses on settlements	—	—	—	—	—	(2)
Other changes	—	—	2	—	(1)	(2)

Present value of obligation at the end of the year	197	191	198	179	147	151

Changes in the fair value of plan assets are as follows:

	Health care plans			Pension Plans
	2012	2011	2010	2012	2011	2010
	(€ million)
Fair value of plan assets at the beginning of the year	62	56	46	1,846	1,720	1,526

Expected return on plan assets	5	4	4	126	115	115
Actuarial gains/(losses) generated	4	7	2	47	—	35
Exchange rate differences	(1)	2	4	0	55	94
Contribution by employer	54	44	55	93	83	84
Contribution by plan participants	5	4	4	3	3	3
Benefits paid	(60)	(55)	(59)	(141)	(136)	(137)
Change in the scope of consolidation	—	—	—	—	6	—
(Gains)/ losses on settlements	—	—	—	—	—	—
Other changes	—	—	—	—	—	—

Fair value of plan assets at the end of the year	69	62	56	1,974	1,846	1,720

Plan assets for Pension and Health-care plans mainly consist of listed equity instruments, fixed income securities, cash in hand and other types of investments.

Plan assets do not include treasury shares of Fiat Industrial S.p.A. or properties occupied by Group companies.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Plan assets may be summarized as follows:

	At December 31,
	2012	2011
Third party equity instruments	31%	35%
Third party debt instruments	51%	51%
Properties occupied by third parties	1%	1%
Other assets	17%	13%

Provided that the above plan assets are measured at fair value at December 31, 2012 there was no exposure to sovereign debt securities which might have suffered impairment losses.

The present value of the defined benefit obligations, the fair value of plan assets and the surplus or deficit of the plans for 2012 and at the end of the four previous years are as follows:

	At December 31,
	2012	2011	2010	2009	2008
	(€ million)
Present value of obligation:
Health-care plans	903	898	858	792	846
Pension plans	2,621	2,416	2,385	2,137	1,912
Employee leaving entitlements in Italy	197	191	198	202	221
Others	179	147	151	136	158
Fair value of plan assets:
Health-care plans	69	62	56	46	39
Pension plans	1,974	1,846	1,720	1,526	1,332
Surplus/(deficit) of the plan:
Health-care plans	(834)	(836)	(802)	(746)	(807)
Pension plans	(647)	(570)	(665)	(611)	(580)
Employee leaving entitlements in Italy	(197)	(191)	(198)	(202)	(221)
Others	(179)	(147)	(151)	(136)	(158)

The best estimate of expected contribution to pension and health-care plan for 2013 is as follows:

2013
(€ million)
Pension plans	89
Health-care plans	63

Total expected contribution	152

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

(26)	Other provisions

Changes in Other provisions are as follows:

	At December 31, 2011	Charge	Utilization	Release to income	Other changes	At December 31, 2012
	(€ million)
Warranty and technical assistance provision	776	649	(584)	(32)	(7)	802
Restructuring provision	91	155	(94)	(9)	(9)	134
Investment provision	—	—	—	—	5	5
Other risks	1,603	3,177	(2,977)	(68)	(28)	1,707

Total Other provisions	2,470	3,981	(3,655)	(109)	(39)	2,648

	At December 31, 2010	Charge	Utilization	Release to income	Other changes	At December 31, 2011
	(€ million)
Warranty and technical assistance provision	702	685	(588)	(26)	3	776
Restructuring provision	93	67	(65)	(4)	—	91
Investment provision	23	—	—	—	(23)	—
Other risks	1,440	2,729	(2,524)	(55)	13	1,603

Total Other provisions	2,258	3,481	(3,177)	(85)	(7)	2,470

	At December 31, 2009	Charge	Utilization	Release to income	Other changes	At December 31, 2010
	(€ million)
Warranty and technical assistance provision	605	650	(553)	(48)	48	702
Restructuring provision	106	56	(62)	(1)	(6)	93
Investment provision	21	—	—	—	2	23
Other risks	1,321	2,504	(2,363)	(48)	26	1,440

Total Other provisions	2,053	3,210	(2,978)	(97)	70	2,258

In 2012, the negative effect of exchange rate differences amounts to €33 million (positive effect of €13 million and €95 million in 2011 and 2010, respectively).

The warranty and technical assistance provision represents management’s best estimate of commitments given by the Group for contractual, legal or constructive obligations arising from product warranties given for a specified period of time which begins at the date of delivery to the customer. This estimate has been calculated considering past experience and specific contractual terms. This provision also includes management’s best estimate of the costs that are expected to be incurred in connection with product defects that could result in a larger recall of vehicles This provision for risks is developed through an assessment of reported damages or returns on a case-by-case basis.

The restructuring provision comprises the estimated amount of benefits payable to employees on termination in connection with restructuring plans amounting to €117 million at December 31, 2012 (€72 million at December 31, 2011), costs for exit activities amounting to nil at December 31, 2012 (€2 million at December 31, 2011) and other costs totaling €17 million at December 31, 2012 (€17 million at December 31, 2011).

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

The total balance at December 31, 2012 relates to restructuring programs of the following segments (in € million): Iveco 117 (54 at December 31, 2011), CNH 10 (15 at December 31, 2011) and FPT Industrial 7 (22 at December 31, 2011).

The provision for other risks represents the amounts set aside by the individual companies of the Group principally in connection with contractual and commercial risks and disputes. The more significant balances of these provisions are as follows:

	At December 31,
	2012	2011
	(€ million)
Sales incentives	909	848
Legal proceedings and other disputes	350	286
Commercial risks	323	352
Environmental risks	34	35
Other reserves for risk and charges	91	82

Total Other risks	1,707	1,603

A description of these follows:

•

Sales incentives—these provisions relate to sales incentives that are offered on a contractual basis to the dealer networks and primarily given if the dealers achieve a specific cumulative level of sales transactions during the calendar year. This provision is estimated based on the basis of the information available for the sales made by the dealers during the calendar year.

•	Legal proceedings and other disputes—this provision represents management’s best estimate of the liability to be recognized by the Group with regard to:

•	Legal proceedings arising in the ordinary course of business with dealers, customers, suppliers or regulators (such as contractual, patent or antitrust disputes).

•	Legal proceedings involving claims with active and former employees.

•	Legal proceedings involving different tax authorities.

None of these provisions is individually significant. Each Group company recognizes a provision for legal proceedings when it is deemed probable that the proceedings will result in an outflow of resources. In determining their best estimate of the probable liability, each Group company assesses its legal proceedings on a case-by-case basis to estimate the probable losses that typically arise from events of the type giving rise to the liability. Their estimate takes into account, as applicable, the views of legal counsel and other experts, the experience of the company and others in similar situations and the company’s intentions with regard to further action in each proceeding. Fiat Industrial’s consolidated provision combines the individual provisions established by each of the Group’s companies.

•

Commercial risks—this provision includes the amount of obligations arising in connection with the sale of products and services such as maintenance contracts. An accrual is made when the expected costs to complete the services under these contracts exceed the revenues expected to be realized.

•

Environmental risks – this provision represents management’s best estimate of the Group’s probable environmental obligations. Amounts included in the estimate comprise direct costs to be incurred in connection with environmental obligations associated with current or formerly owned facilities and sites. This provision also includes costs related to claims on environmental matters.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

(27)	Debt

An analysis of debt by nature and due date is as follows:

	At December 31,
	2012				2011
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Asset-backed financing	5,159	4,518	31	9,708	6,065	3,383	31	9,479

Other debt:
Bonds	883	3,341	1,200	5,424	167	2,360	2,359	4,886
Borrowings from banks	2,484	2,329	361	5,174	2,764	2,669	115	5,548
Payables represented by securities	121	17	—	138	78	12	—	90
Other	81	35	73	189	132	24	58	214

Total Other debt	3,569	5,722	1,634	10,925	3,141	5,065	2,532	10,738

Total Debt	8,728	10,240	1,665	20,633	9,206	8,448	2,563	20,217

The item Asset-backed financing represents the financing received through both securitization and factoring transactions which does not meet IAS 39 derecognition requirements and is recognized as an asset in the statement of financial position. There was an increase of approximately €344 million in asset backed financing, excluding exchange differences.

During the year, Other debt increased, net of exchange differences, by €431 million. This increase is mainly due to the issue of new bonds, an increase in the use of available credit facilities and new medium-long term loans, partially offset by the repayment by the Iveco Capital group of the loans with Barclays outstanding at the end of 2011.

The major bond issues outstanding at December 31, 2012 by the Group are the following:

	Currency	Face value of outstanding bonds	Coupon	Maturity	Outstanding amount
		(in million)			(€ million)
Global Medium Term Notes:
Fiat Industrial Finance Europe S.A. (1)	EUR	1,000	5.250%	March 11, 2015	1,000
Fiat Industrial Finance Europe S.A. (1)	EUR	1,200	6.250%	March 9. 2018	1,200

Total Global Medium Term Notes					2,200

Other bonds:
Case New Holland Inc.	USD	1,000	7.750%	September 1, 2013	758
CNH Capital LLC	USD	750	3.875%	November 1, 2015	568
CNH America LLC	USD	254	7.250%	January 15, 2016	193
CNH Capital LLC	USD	500	6.250%	November 1, 2016	379
Case New Holland Inc.	USD	1,500	7.875%	December 1, 2017	1,137

Total Other bonds					3,035

Hedging effect and amortized cost valuation					189

Total Bonds					5,424

(1)	Bond listed in the Irish Stock Exchange

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

More specifically, during 2012 CNH Capital LLC issued a bond at par having a nominal value of USD 750 million, falling due in 2015 and bearing fixed interest at a rate of 3.875%, payable semi-annually.

The bonds issued by the Group are governed by different terms and conditions according to their type; more specifically these are as follows, in addition to the above-mentioned bond issued in 2012:

•

a bond issued at par by Fiat Industrial Finance Europe S.A. as part of the Global Medium Term Notes Program, having a nominal value of €1,000 million, falling due in 2015 and bearing fixed interest at a rate of 5.250%;

•

a bond issued at par by Fiat Industrial Finance Europe S.A. as part of the Global Medium Term Notes Program, having a nominal value of €1,200 million, falling due in 2018 and bearing fixed interest at a rate of 6.250%;

•	a bond issued at par by CNH Capital LLC having a nominal value of USD 500 million, falling due in 2016 and bearing fixed interest at a rate of 6.250%, payable semi-annually.

•	a bond issued by Case New Holland Inc. at a price of 97.062% of its nominal value of USD 1 billion, falling due in 2013 and bearing fixed interest at a rate of 7.75%, payable semi-annually;

•	a bond issued by CNH America LLC for a total amount outstanding of USD 254 million, falling due in 2016;

•	a bond issued by Case New Holland Inc. at a price of 99.32% of its nominal value of USD 1,500 million, falling due in 2017 and bearing fixed interest at a rate of 7.875%.

The bonds issued by the Group contain commitments of the issuer, and in certain cases commitments of Fiat Industrial S.p.A. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledges, pari passu and cross default clauses. A breach of these commitments can lead to the early repayment of the issued notes. In addition, the agreements for the bonds guaranteed by Fiat Industrial S.p.A. contain clauses which could lead to early repayment if there is a change of control of Fiat Industrial S.p.A. associated with a downgrading by a ratings agency.

The Group intends to repay the issued bonds in cash at due date by utilizing available liquid funds. In addition, Group companies may from time to time buy back bonds on the market that have been issued by the Group, also for the purposes of cancellation. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.

Available committed credit lines expiring after twelve months amount to €1.6 billion at December 31, 2012. Of these credit lines, the 2 billion syndicated credit facility of Fiat Industrial, guaranteed by the parent company and available for €1 million at December 31, 2012, envisages typical covenants for contracts of this type and size, such as financial covenants (Net debt/EBITDA and EBITDA/Net interest ratios relating to industrial activities) and negative pledges, pari passu and cross default and change of control clauses. The failure to comply with these covenants, in certain cases if not suitably remedied, can lead to the requirement to make early repayment of the outstanding loans.

At December 31, 2012 there were no breaches of the above commitments.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

The annual interest rates and the nominal currencies of debt at December 31, 2012 are as follows:

	Interest rate
	less than 5%	from 5% to 7.5%	from 7.5% to 10%	from 10% to 12.5%	greater than 12.5%	Total
	(€ million)
US dollar	6,615	609	1,896	6	1	9,127
Euro	6,243	1,201	—	—	—	7,444
Brazilian real	116	1,022	375	—	6	1,519
Canadian dollar	1,344	—	—	—	—	1,344
Australian dollar	679	110	—	—	—	789
British pound	111	—	—	—	—	111
Chinese renminbi	—	89	5	—	—	94
Argentine peso	—	—	—	—	72	72
Polish zloty	1	70	—	—	—	71
Danish krone	32	—	—	—	—	32
Other	8	—	—	7	15	30

Total Debt	15,149	3,101	2,276	13	94	20,633

Debt with annual nominal interest rates in excess of 12.5% relates principally to the companies operating in Argentina and Russia.

For further information on the management of interest rate and currency risk reference should be made to the section Risk Management and to Note 33.

The fair value of Debt at December 31, 2012 amounts to €21,117 million (€20,157 million at December 31, 2011), determined using the quoted market price of similar instruments, if available, or the related discounted cash flows. The amount has been calculated using the interest rates stated in Note 19, suitably adjusted to take account of the Group’s current creditworthiness.

At December 31, 2012 the Group had outstanding financial lease agreements for certain property, plant and equipment whose net carrying amount totaling €76 million (€51 million at December 31, 2011) is included in Property, plant and equipment (Note 15). Payables for finance leases included in Other debt amount to €49 million at December 31, 2012 (€48 million at December 31, 2011) and may be analyzed as follows:

	At December 31,
	2012				2011
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Minimum future lease payments	6	16	27	49	5	19	25	49
Interest expense	—	—	—	—	—	(1)	—	(1)

Present value of minimum lease payments	6	16	27	49	5	18	25	48

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

As discussed in Note 15, finance lease payables also relate to suppliers’ assets recognized in the consolidated financial statements in accordance with IFRIC 4.

Debt secured by mortgages on assets of the Group amounts to €112 million at December 31, 2012 (€113 million at December 31, 2011), of which €49 million (€48 million at December 31, 2011) due to creditors for assets acquired under finance leases. The total carrying amount of assets acting as security for loans amounts to €143 million at December 31, 2012 (€119 million at December 31, 2011). In addition, the Group’s assets include current receivables and cash with a pre-determined use to settle asset-backed financing of €9,708 million at December 31, 2012 (€9,479 million at December 31, 2011).

(28)	Trade payables

An analysis by due date of trade payables is as follows:

	At December 31,
	2012				2011
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Trade payables	4,838	4	1	4,843	5,043	7	2	5,052

The carrying amount of Trade payables is in line with their fair value at the balance sheet date.

(29)	Other current liabilities

An analysis of Other current liabilities is as follows:

	At December 31,
	2012	2011
	(€ million)
Advances on buy-back agreements	1,073	983
Indirect tax payables	383	355
Accrued expenses and deferred income	397	363
Payables to personnel	222	241
Social security payables	184	169
Other	407	384

Total current liabilities	2,666	2,495

An analysis of Other current liabilities (excluding Accrued expenses and deferred income) by due date is as follows:

	At December 31,
	2012				2011
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Other current liabilities (excluding Accrued expenses and deferred income)	1,568	613	88	2,269	1,503	581	48	2,132

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Advances on buy-back agreements refer to agreements entered into by the Group during the year or which still remain effective at the balance sheet date, and relate to assets included in Property, plant and equipment. The item Advances on buy-back agreements consists of the following:

•	at the date of the sale, the price received for the product is recognized as an advance in liabilities;

•

subsequently, since the difference between the original sales price and the repurchase price is recognized in the income statement as operating lease installments on a straight line basis over the lease term, the balance represents the remaining lease installments yet to be recognized in income plus the repurchase price.

The carrying amount of Other current liabilities is in line with their fair value.

(30)	Guarantees granted, commitments and contingent liabilities

(i)	Guarantees granted

At December 31, 2012, the Group has provided guarantees on the debt or commitments of third parties or jointly controlled and associated entities totaling €486 million (€612 million at December 31, 2011).

(ii)	Operating lease contracts

The Group has entered operating lease contracts for the right to use industrial buildings and equipment with an average term of 10-20 years and 3-5 years, respectively. Total future minimum lease payments under non-cancellable lease contracts are as follows:

	At December 31,
	2012				2011
	Due within one year	Due between one and five years	Due beyond five years	Total	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Future minimum lease payments under operating lease contracts	56	124	49	229	41	86	35	162

In 2012, the Group recognized costs for lease payments of €47 million (€48 million in 2011).

(iii)	Contingent liabilities

As a global company with a diversified business portfolio, the Group is exposed to numerous legal risks, particularly in the areas of product liability, competition and antitrust law, environmental risks and tax matters. The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect the Group financial position and results. At December 31, 2012, contingent liabilities estimated by the Group amount to approximately €39 million (approximately €41 million at December 31, 2011), for which no provisions have been recognized since an outflow of resources is not considered probable at the present time. At December 31, 2012, no contingent assets and expected reimbursements have been estimated in connection with these contingent liabilities, while contingent assets and expected reimbursements of €2 million were estimated but not recognized at December 31, 2011.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Instead, when it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, the Group recognizes specific provisions for this purpose.

Starting January 2011, Iveco and certain of its competitors have been subject to an investigation being conducted by the European Commission into certain business practices of the leading manufacturers of commercial vehicles in the European Union in relation to possible anti-competitive behavior. It is not possible at the present moment to predict when and in what way these investigations will be concluded.

Under Italian law, as a consequence of the Demerger, Fiat Industrial continues to be liable jointly with Fiat for payables of Fiat S.p.A. (Fiat) that arose prior to effective date of the Demerger and were still outstanding at that date. This statutory liability is limited to the value of the net assets attributed to Fiat Industrial in the Demerger and will survive until such liabilities of Fiat existing as of the Demerger will be satisfied. At the time of the Demerger (January 1, 2011) Fiat S.p.A. had outstanding liabilities for bonds and others totaling approximately €15 billion, €9 billion of which were due to bonds. At the date of this report, those liabilities had decreased to approximately €4.6 billion, €3.8 of which is due to bonds. Furthermore, Fiat Industrial may be responsible jointly with Fiat in relation to tax payables, even if such liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. Such potential liabilities, like all other liabilities of Fiat Industrial, will be assumed by the company that becomes successor to Fiat Industrial following the Merger. Fiat Industrial evaluated as extremely remote the risk of Fiat S.p.A.’s insolvency and therefore no specific provision has been accrued in respect of the above mentioned joint-liabilities.

(31)	Segment reporting

The operating segments through which the Group carries out its activities are based on the internal reporting used by the Fiat Industrial Group’s Chairman to make strategic decisions. That reporting is broken down in 2012 by the various products and services offered by the Group and prepared in accordance with the accounting policies described under Significant Accounting Policies above.

The individual operating segments derive revenues from their usual production and sales activities as follows:

The Agricultural and Construction Equipment segment (CNH) is active globally in the design, production and sale of agricultural and construction equipment. This segment also provides financial services to its end customers and dealers directly and indirectly in certain European countries through a joint venture with the BNP Paribas Group.

The Trucks and Commercial Vehicles segment (Iveco) earns its revenues from the production and sale, predominantly in Europe, of trucks and commercial vehicles, buses and special use vehicles. The segment also offers financial services directly to its customers and dealers in Europe.

The FPT Industrial segment earns its revenues from the production and sale of engines and transmissions for trucks and commercial vehicles and for agricultural and construction equipment, as well as for Marine and Power Generation uses.

Revenues generated by Other activities refer to components that do not satisfy the requirements of IFRS 8 to be considered an Operating segment.

The Group assesses the performance of its operating segments on the basis of the Trading profit/(loss), Operating profit/(loss) and Result from investments earned by those segments.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. For those operating segments which also provide financial services activities, revenues include interest income and other financial income deriving from those activities. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices. For those operating segments which also carry out financial services activities, expenses include interest expense and other financial expense deriving from those activities.

The measure used to assess profit and loss for each operating segment is Operating profit/(loss). Trading profit/(loss) is reported as a specific part of the Operating profit/(loss) to separate the income and expense that is non-recurring in the ordinary operations of the business, such as gains and losses from the disposal of investments or restructuring costs, from profit or loss attributable to the Segments. Financial income and expense and taxes not deriving from operating activities are recognized centrally and reported under Unallocated items & adjustments.

Details of the income statement by operating segment for the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012
	CNH	Iveco	FPT Industrial	Other Activities	Total segments	Unallocated items & adjustments	Fiat Industrial Group
	(€ million)
Segment revenues	16,056	8,924	2,933	18	27,931	(2,146)	25,785
Revenues from transactions with other operating segments	(17)	(165)	(1,946)	(18)	(2,146)	2,146	—

Revenues from external customers	16,039	8,759	987	—	25,785	—	25,785

Trading profit/(loss)	1,566	469	142	(93)	2,084	(5)	2,079

Unusual income/(expenses)	(37)	(181)	—	1	(217)	—	(217)

Operating profit/(loss)	1,529	288	142	(92)	1,867	(5)	1,862

Financial income/(expenses)						(458)	(458)
Interest in profit/(loss) of joint ventures and associates accounted for using the equity method	82	3	—	—	85	1	86
Other profit/(loss) from investments	—	(5)	—	—	(5)	—	(5)

Result from investments	82	(2)	—	—	80	1	81

Profit/(loss) before taxes							1,485
Income taxes						564	564

Profit/(loss) from continuing operations							921

Amortization and depreciation	(349)	(221)	(152)	—	(722)	3	(719)
Goodwill impairment	—	—	—	—	—	—	—
Non-cash items other than depreciation and amortization	(3,291)	(618)	(35)	(55)	(3,999)	—	(3,999)
Reversal of impairment losses on Intangible assets and Property, plant and equipment	—	—	—	—	—	—	—

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

	2011
	CNH	Iveco	FPT Industrial	Other Activities	Total segments	Unallocated items & adjustments	Fiat Industrial Group
	(€ million)
Segment revenues	13,896	9,562	3,220	9	26,687	(2,398)	24,289
Revenues from transactions with other operating segments	(34)	(190)	(2,165)	(9)	(2,398)	2,398	—

Revenues from external customers	13,862	9,372	1,055	—	24,289	—	24,289

Trading profit/(loss)	1,154	490	107	(53)	1,698	(12)	1,686

Unusual income/(expenses)	27	(82)	(1)	(1)	(57)	—	(57)

Operating profit/(loss)	1,181	408	106	(54)	1,641	(12)	1,629

Financial income/(expenses)						(546)	(546)
Interest in profit/(loss) of joint ventures and associates accounted for using the equity method	85	13	—	—	98	(1)	97
Other profit/(loss) from investments	—	(11)	—	—	(11)	—	(11)

Result from investments	85	2	—	—	87	(1)	86

Profit/(loss) before taxes							1,169
Income taxes						468	468

Profit/(loss) from continuing operations							701

Amortization and depreciation	(292)	(232)	(145)	—	(669)	3	(666)
Goodwill impairment	—	—	—	—	—	—	—
Non-cash items other than depreciation and amortization	(2,796)	(633)	(58)	—	(3,487)	(20)	(3,507)
Reversal of impairment losses on Intangible assets and Property, plant and equipment	—	—	—	—	—	—	—

	2010
	CNH	Iveco	FPT Industrial	Other Activities	Total segments	Unallocated items & adjustments	Fiat Industrial Group
	(€ million)
Segment revenues	11,906	8,307	2,415	394	23,022	(1,680)	21,342
Revenues from transactions with other operating segments	(12)	(107)	(1,561)	—	(1,680)	1,680	—

Revenues from external customers	11,894	8,200	854	394	21,342	—	21,342

Trading profit/(loss)	755	270	65	(2)	1,088	4	1,092

Unusual income/(expenses)	(1)	(30)	(36)	(6)	(73)	(2)	(75)

Operating profit/(loss)	754	240	29	(8)	1,015	2	1,017

Financial income/(expenses)						(505)	(505)
Interest in profit/(loss) of joint ventures and associates accounted for using the equity method	75	(5)	—	—	70	—	70
Other profit/(loss) from investments	—	(6)	—	—	(6)	—	(6)

Result from investments	75	(11)	—	—	64	—	64

Profit/(loss) before taxes							576
Income taxes						198	198

Profit/(loss) from continuing operations							378

Amortization and depreciation	(274)	(247)	(147)	—	(668)	3	(665)
Goodwill impairment	—	—	—	—	—	—	—
Non-cash items other than depreciation and amortization	(2,466)	(676)	(99)	—	(3,241)	—	(3,241)
Reversal of impairment losses on Intangible assets and Property, plant and equipment	—	—	—	—	—	—	—

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Segment assets are the assets deployed by each segment in carrying out its usual activities or those which may be reasonably allocated to it on the basis of its usual activities, including the value of investments in joint ventures and associates.

The amount included in Other Activities mainly refers to investments consolidated on a line by line basis other than those already included in the Operating segments, and eliminated in the column Unallocated items & adjustments.

Segment liabilities are those liabilities arising directly from each segment’s usual activities or which may be reasonably allocated to it on the basis of its usual activities. The Group’s treasury and tax activities are managed centrally and, therefore, are not allocated to the individual segments as they do not directly relate to operating activities. These assets and liabilities are not included in the assets and liabilities attributed to the segments, but are instead reported under Unallocated items and adjustments. In particular, treasury assets include the amounts receivable from financing activities, other non-current receivables, securities and other financial assets, and cash and cash equivalents of the Group’s industrial entities. Treasury liabilities, on the other hand, include the debt and other financial liabilities of the Group’s industrial entities. As the segment Profit/(loss) includes the Interest income and other financial income and Interest expense and other financial expense of the financial services entities, the operating assets of CNH and Iveco also include the financial assets (predominantly the loan portfolio) of their financial services companies. Similarly, the liabilities for those segments include the debt of the financial services companies. The unallocated Group debt, therefore, represents the debt of industrial entities only.

	At December 31, 2012
	CNH	Iveco	FPT Industrial	Other Activities	Total segments	Unallocated items & adjustments	Fiat Industrial Group
	(€ million)
Segment assets	22,666	10,723	1,911	7,836	42,686	(8,364)	34,322

Tax assets						1,388	1,388
Receivables from financing activities, Non-current Other receivables and Securities of industrial companies						158	158
Cash and cash equivalents, Current securities and Other financial assets of industrial companies						3,069	3,069
Total Treasury assets						3,227	3,227

Total unallocated assets						4,615	4,615

Total Assets							38,937

Segment operating assets include:
Investments in associates and joint-ventures accounted for by the equity method	264	211	—	—	475	(11)	464
Increases in non-current assets other than financial instruments, deferred tax assets and post-employment benefit assets	758	439	152	236	1,585	(236)	1,349
Segment liabilities	18,047	9,186	1,187	87	28,507	(515)	27,992

Tax liabilities						512	512
Treasury liabilities						4,711	4,711
Total unallocated liabilities						5,223	5,223

Total liabilities							33,215

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

	At December 31, 2011
	CNH	Iveco	FPT Industrial	Other Activities	Total segments	Unallocated items & adjustments	Fiat Industrial Group
	(€ million)
Segment assets	21,267	9,718	1,954	6,885	39,824	(7,489)	32,335

Tax assets						1,852	1,852
Receivables from financing activities, Non-current Other receivables and Securities of industrial companies						103	103
Cash and cash equivalents, Current securities and Other financial assets of industrial companies						4,353	4,353
Total Treasury assets						4,456	4,456

Total unallocated assets						6,308	6,308

Total Assets							38,643

Segment operating assets include:
Investments in associates and joint-ventures accounted for by the equity method	393	231	—	—	624	(10)	614
Increases in non-current assets other than financial instruments, deferred tax assets and post-employment benefit assets	546	404	168	155	1,273	(176)	1,097
Segment liabilities	17,013	8,853	1,389	34	27,289	(522)	26,767

Tax liabilities						873	873
Treasury liabilities						5,592	5,592
Total unallocated liabilities						6,465	6,465

Total liabilities							33,232

	At December 31, 2010
	CNH	Iveco	FPT Industrial	Other Activities	Total segments	Unallocated items & adjustments	Fiat Industrial Group
	(€ million)
Segment assets	19,356	7,214	1,744	5,855	34,169	(6,258)	27,911

Tax assets						1,829	1,829
Receivables from financing activities, Non-current Other receivables and Securities of industrial companies						70	70
Cash and cash equivalents, Current securities and Other financial assets of industrial companies						5,111	5,111
Total Treasury assets						5,181	5,181

Total unallocated assets						7,010	7,010

Total Assets							34,921

Segment operating assets include:
Investments in associates and joint-ventures accounted for by the equity method	366	323	—	—	689	(10)	679
Increases in non-current assets other than financial instruments, deferred tax assets and post-employment benefit assets	447	283	175	40	945	(46)	899
Segment liabilities	15,464	6,139	1,199	10	22,812	(349)	22,463

Tax liabilities						703	703
Treasury liabilities						7,011	7,011
Total unallocated liabilities						7,714	7,714

Total liabilities							30,177

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

(32)	Information by geographical area

The Group’s parent company has its registered office in Italy. In 2012, revenues earned in Italy from external customers totaled €2,045million (€ 2,465 million in 2011 and €2,491 million in 2010) and revenues earned from in the Rest of the World from external customers totaled €23,740 million (€21,824 million in 2011 and €18,851 million in 2010). The following is an analysis of revenues earned from external customers in the Rest of the World:

	2012	2011	2010
	(€ million)
United States	5,904	4,889	4,359
Brazil	2,986	3,293	3,104
France	2,158	2,166	1,806
Canada	1,424	1,144	832
Germany	1,288	1,286	1,190
Australia	955	825	669
U.K.	754	713	602
Argentina	550	538	365
Spain	538	662	697
Poland	449	380	307
Other	6,734	5,928	4,920

Total revenues from external customers in the Rest of World	23,740	21,824	18,851

Total non-current Assets located in Italy, excluding financial assets, deferred tax assets, defined benefit assets and rights arising under insurance contracts totaled €2,034 million at December 31, 2012 (€1,892 million at December 31, 2011) and the total of such assets located in the Rest of the World totaled €7,804 million at December 31, 2012 (€7,367 million at December 31, 2011). Non-current assets located in the Rest of the World may be analyzed as follows:

	At December 31,
	2012	2011
	(€ million)
United States	3,416	3,291
France	776	704
Spain	577	475
Germany	562	552
Brazil	506	483
Canada	356	336
China	316	320
Other	1,295	1,206

Total non-current assets in the Rest of the World	7,804	7,367

In 2012, 2011 and 2010, no single external customer of the Group accounted for 10 per cent or more of consolidated revenues.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

(33)	Information on financial risks

The Group is exposed to the following financial risks connected with its operations:

•	credit risk, regarding its normal business relations with customers and dealers, and its financing activities;

•	liquidity risk, with particular reference to the availability of funds and access to the credit market and to financial instruments in general;

•	market risk (principally relating to exchange rates, interest rates), since the Group operates at an international level in different currencies and uses financial instruments which generate interest.

As described in the section Risk management, the Group constantly monitors the financial risks to which it is exposed, in order to detect those risks in advance and take the necessary action to mitigate them.

The following section provides qualitative and quantitative disclosures on the effect that these risks may have upon the Group.

The quantitative data reported in the following do not have any predictive value, in particular the sensitivity analysis on market risks cannot reflect the complexity of the market or the associated market reaction which may result from any of the assumed changes.

(i)	Credit risk

The maximum credit risk to which the Group is theoretically exposed at December 31, 2012 is represented by the carrying amounts stated for financial assets in the statement of financial position and the nominal value of the guarantees provided on liabilities or commitments to third parties as discussed in Note 30.

Dealers and final customers are subject to specific assessments of their creditworthiness under a detailed scoring system; in addition to carrying out this screening process, the Group also obtains financial and non-financial guarantees for risks arising from credit granted for the sale of commercial vehicles and agricultural and construction equipment. These guarantees are further strengthened where possible by retention of title clauses or specific guarantees on financed vehicle sales to the sales network and on vehicles assigned under finance lease agreements.

Balances which are objectively uncollectible either in part or for the whole amount are written down on a specific basis if they are individually significant. The amount of the write-down takes into account an estimate of the recoverable cash flows and the date of receipt, the costs of recovery and the fair value of any guarantees received. Impairment losses are recognized for receivables which are not written down on a specific basis, determined on the basis of historical experience and statistical information.

Receivables for financing activities amounting to €15,237 million at December 31, 2012 (€13,946 million at December 31, 2011) include balances totaling €54 million (€54 million at December 31, 2011) that have been written down on an individual basis. Of the remainder, balances totaling €355 million (€320 million at December 31, 2011) are past due by up to one month, while balances totaling €566 million are past due by more than one month (€510 million at December 31, 2011). In the event of installment payments, even if only one installment is overdue, the whole amount of the receivable is classified as such.

Trade receivables and Other receivables totaling €2,406 million at December 31, 2012 (€2,464 million at December 31, 2011) include balances totaling €58 million (€56 million at December 31, 2011) that have been

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

written down on an individual basis. Of the remainder, balances totaling €168 million (€145 million at December 31, 2011) are past due by up to one month, while balances totaling €126 million (€151 million at December 31, 2011) are past due by more than one month.

The significant decrease in the past due component in receivables from financing activities is partially attributable to the gradual collection of loans granted by Banco CNH Capital S.A. as part of the development/subsidized loans program for agriculture of the Brazilian development agency managed through Banco Nacional de Desenvolvimento Economico e Social (“BNDES”). These receivables fell under the scope of the general debt relief programs that were implemented from time to time by the Brazilian government between 2005 and 2008 to support an agricultural industry going through a difficult period. With the rescheduling programs now at an end, the company has taken all the measures necessary to collect installments falling due, adjusting the level of its loan allowances in relation to the extent to which the overdue balances are being repaid.

Total rescheduled outstanding loans issued by Banco CNH Capital S.A. amount to approximately Reais 0.3 billion (approximately €0.1 billion) at December 31, 2012, representing a decrease of approximately Reais 0.2 billion over December 31, 2011; Banco CNH Capital S.A. had a net overdue balance with its customers of approximately Reais 0.1 billion (approximately €0.05 billion), representing a decrease of approximately Reais 0.2 billion over December 31, 2011. During the year, approximately Reais 0.1 billion (approximately €0.05 billion) was written off by Banco CNH Capital S.A. Although the continual reschedulings of the recent past have contributed to an increase in the uncertainty as to the timing and means by which customers will make repayment, the amounts provided are considered sufficient to cover the residual credit risk. In the meantime, the BNDES has continued its financial support for the company and the subsidized loan programs.

(ii)	Liquidity risk

Liquidity risk arises if the Group is unable to obtain the funds needed to carry out its operations under economic conditions.

The two main factors that determine the Group’s liquidity situation are on the one hand the funds generated by or used in operating and investing activities and on the other the debt lending period and its renewal features or the liquidity of the funds employed and market terms and conditions.

Continuing the process applied for years by the Fiat Group, the Fiat Industrial Group has adopted a series of policies and procedures whose purpose is to optimize the management of funds and to reduce the liquidity risk, as follows:

•	centralizing the management of receipts and payments, where it may be economical in the context of the local statutory, currency and fiscal regulations of the countries in which the Group is present;

•	maintaining an adequate level of available liquidity;

•	diversifying the means by which funds are obtained and maintaining a continuous and active presence on the capital markets;

•	obtaining adequate credit lines; and

•	monitoring future liquidity on the basis of business planning.

Details as to the repayment structure of the Group’s financial assets and liabilities are provided in Note 19 Current Receivables and in Note 27 Debt. Details of the repayment structure of derivative financial instruments are provided in Note 21.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Management believes that the funds currently available, together with the funds that will be generated from operating and financing activities, will enable the Group to satisfy its requirements resulting from its investing activities and its working capital needs and to fulfill its obligations to repay its debts at their natural due date.

(iii)	Currency risk

The Group is exposed to risk resulting from changes in exchange rates, which can affect its earnings and equity. In particular:

•

Where a Group company incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the operating profit/(loss) of that company. In 2012, the total trade flows exposed to currency risk amounted to the equivalent of 18% of the Group’s turnover (18% in 2011). The principal exchange rates to which the Group is exposed are the following:

•	EUR/USD, in relation to the production/purchases of CNH in the Euro area and to sales in dollars made by Iveco;

•	EUR/GBP, predominately in relation to sales made by Iveco on the UK market and purchases made by CNH in the Euro area;

•	USD/BRL and EUR/BRL, in relation to production in Brazil and the respective import/export flows;

•	USD/AUD, mainly in relation to sales made by CNH in Australia;

•	USD/GBP, in relation to the production/purchases of CNH in the UK.

Taken overall trade flows exposed to changes in these exchange rates in 2012 made up approximately 70% of the exposure to currency risk from trade transactions.

•

It is the Group’s policy to use derivative financial instruments to hedge a certain percentage, on average between 55% and 85%, of the forecast trading transaction exchange risk exposure for the coming 12 months (including such risk beyond that date where it is believed to be appropriate in relation to the characteristics of the business) and to hedge completely the exposure resulting from firm commitments.

•

Group companies may find themselves with trade receivables or payables denominated in a currency different from the functional currency of the company itself. In addition, in a limited number of cases, it may be convenient from an economic point of view or it may be required under local market conditions, for companies to obtain finance or use funds in a currency different from their functional currency. Changes in exchange rates may result in exchange gains or losses arising from these situations. It is the Group’s policy to hedge fully, whenever possible, the exposure resulting from receivables, payables and securities denominated in foreign currencies different from the company’s functional currency.

•

Certain of the Group’s subsidiaries are located in countries which are not members of the European monetary union, in particular the United States, the United Kingdom, Brazil, Australia, Canada, India, China, Argentina and Poland. As the Group’s reference currency is the Euro, the income statements of those countries are converted into Euros using the average exchange rate for the period, and while revenues and margins are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the result in Euros.

•

The assets and liabilities of consolidated companies whose functional currency is different from the Euros may acquire converted values in Euros which differ as a function of the fluctuation in exchange rates. The effects of these changes are recognized directly in the Cumulative Translation Adjustments reserve, included in Other comprehensive income (see Note 24).

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

The Group monitors its principal exposure to translation exchange risk, although there was no specific hedging in this respect at the balance sheet date.

There were no substantial changes in 2012 in the nature or structure of exposure to currency risk or in the Group’s hedging policies.

Sensitivity analysis

The potential loss in fair value of derivative financial instruments held for currency risk management (currency swaps/forwards, currency options, interest rate and currency swaps) at December 31, 2012 resulting from a hypothetical, unfavorable and instantaneous change of 10% in the exchange rates of the leading foreign currencies with the Euro, amounts to approximately €184 million (€175 million at December 31, 2011).

Receivables, payables and future trade flows whose hedging transactions have been analyzed were not considered in this analysis. It is reasonable to assume that changes in exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

(iv)	Interest rate risk

The manufacturing companies and treasuries of the Group make use of external funds obtained in the form of financing and invest in monetary and financial market instruments. In addition, Group companies make sales of receivables resulting from their trading activities on a continuing basis. Changes in market interest rates can affect the cost and return of the various forms of financing, including the sale of receivables, and the employment of funds, causing an impact on the level of net financial expenses incurred by the Group.

In addition, the financial services companies provide loans (mainly to customers and dealers), financing themselves using various forms of direct debt or asset-backed financing (e.g. securitization of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing obtained, changes in the current level of interest rates can affect the operating profit/(loss) of those companies and the Group as a whole.

In order to manage these risks, the Group uses interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements, with the object of mitigating, under economically acceptable conditions, the potential variability of interest rates on net profit/(loss).

Sensitivity analysis

In assessing the potential impact of changes in interest rates, the Group separates out fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).

The fixed rate financial instruments used by the Group consist principally of part of the portfolio of the financial services companies (basically customer financing and financial leases) and part of debt (including subsidized loans and bonds).

The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2012 resulting from a hypothetical, unfavorable and instantaneous change of 10% in market interest rates, would have been approximately €7 million (approximately €9 million at December 31, 2011). The reduced effect compared to 2011 is due to a decrease in the reference rates taken for the analysis.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Floating rate financial instruments consist principally of cash and cash equivalents, loans provided by the financial services companies to the sales network and part of debt. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.

A hypothetical, unfavorable and instantaneous change of 10% in short-term interest rates at December 31, 2012, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately €1 million (approximately €4 million at December 31, 2011). The decrease over 2011 reflects the lower level of interest rates used in the analysis.

This analysis is based on the assumption that there is a general and instantaneous change of 10% in interest rates across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated.

(v)	Other risks on derivative financial instruments

The Group has entered derivative contracts linked to commodity prices to hedge specific exposures on supply contracts.

Sensitivity analysis

In the event of a hypothetical, unfavorable and instantaneous change of 10% in the underlying raw materials prices, the potential loss in fair value of outstanding derivative financial instruments at December 31, 2012 linked to commodity prices would have been not significant (€2 million at December 31, 2011).

(34)	Fair value hierarchy

IFRS 7 requires financial instruments recognized in the statement of financial position at fair value to be classified on the basis of a hierarchy that reflects the significance of the inputs used in determining fair value. The following levels are used in this hierarchy:

•	Level 1 – quoted prices in active markets for the assets or liabilities being measured;

•	Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) on the market;

•	Level 3 – inputs that are not based on observable market data.

The following table provides an analysis under this hierarchy of financial assets and liabilities measured at fair value at December 31, 2012 and 2011.

		At December 31,
		2012				2011
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		(€ million)
Assets available-for-sale measured at fair value:
Other non-current securities	(16)	1	—	—	1	1	—	—	1
Current securities available for sale	(20)	4	—	—	4	68	—	—	68
Financial assets held for trading measured at fair value:
Other financial assets	(21)	—	121	—	121	—	118	—	118

Total Assets		5	121	—	126	69	118	—	187

Other financial liabilities	(21)	—	(97)	—	(97)	—	(157)	—	(157)

Total Liabilities		—	(97)	—	(97)	—	(157)	—	(157)

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

In 2012 and 2011 there were no transfers from Level 1 to Level 2 or vice versa.

In 2012 and 2011 there were no transfers from Level 3 to other levels or vice versa.

(35)	Related party transactions

In accordance with IAS 24 the related parties of the Fiat Industrial Group are companies and persons who are capable of exercising control or joint control or who have a significant influence over the Fiat Industrial Group and its subsidiaries, Fiat Industrial S.p.A.’s parent company Exor S.p.A. and the companies belonging to the Exor Group (including the companies of the Fiat Group post Demerger), unconsolidated subsidiaries in the Fiat Industrial Group and the associates or joint ventures of the Fiat Industrial Group. Finally, the members of the Board of Directors, the statutory auditors and managers of the Fiat Industrial Group with strategic responsibility and members of their families.

The Group engages in transactions with unconsolidated subsidiaries, jointly controlled entities, associated companies and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.

Relations between the Group and its unconsolidated subsidiaries, its joint ventures, its associates and other related parties consist mainly of transactions of a commercial nature, which have an effect on revenues, cost of sales and trade receivables and payables.

The effects of such transactions on the consolidated income statements for 2012, 2011 and 2010 are as follows:

		of which: with related parties
	Total 2012	Unconsolidated Subsidiaries	Jointly controlled entities	Associated companies	Fiat Group post Demerger	Other related parties	Total related parties	Effect on Total (%)
		(€ million)
Net revenues	25,785	—	395	187	637	—	1,219	4.7%
Cost of sales	20,925	—	334	174	437	42	987	4.7%
Selling, general and administrative costs	2,183	—	—	—	216	22	238	10.9%
Research and development costs	560	—	—	—	22	—	22	3.9%
Financial income/(expenses)	(458)	—	(3)	1	4	—	2	0.4%

		of which: with related parties
	Total 2011	Unconsolidated Subsidiaries	Jointly controlled entities	Associated companies	Fiat Group post Demerger	Other related parties	Total related parties	Effect on Total (%)
		(€ million)
Net revenues	24,289	6	390	330	833	—	1,559	6.4%
Cost of sales	20,038	—	178	209	415	44	846	4.2%
Selling, general and administrative costs	2,002	—	—	—	220	14	234	11.7%
Research and development costs	505	—	—	—	28	—	28	5.5%
Financial income/(expenses)	(546)	—	(4)	(11)	(72)	—	(87)	15.9%

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

		of which: with related parties
	Total 2010	Unconsolidated Subsidiaries	Jointly controlled entities	Associated companies	Fiat Group post Demerger	Other related parties	Total related parties	Effect on Total (%)
		(€ million)
Net revenues	21,342	—	249	238	718	—	1,205	5.6%
Cost of sales	17,979	—	187	154	342	3	686	3.8%
Selling, general and administrative costs	1,793	—	—	—	155	7	162	9.0%
Research and development costs	418	—	—	—	42	—	42	10.0%
Financial income/(expenses)	(505)	—	(1)	(10)	(110)	—	(121)	24.0%

The effects on the consolidated statement of financial position at December 31, 2012 and 2011, are as follows:

		of which: with related parties
	At December 31, 2012	Unconsolidated Subsidiaries	Jointly controlled entities	Associated companies	Fiat Group post Demerger	Other related parties	Total related parties	Effect on Total (%)
		(€ million)
Other investments and non-current financial assets	67	5	—	—	51	—	56	83.6%
Trade receivables	1,434	—	53	38	55	—	146	10.2%
Other current assets	1,117	—	—	1	22	—	23	2.1%
Asset-backed financing	9,708	—	—	—	3	—	3	—
Other debt	10,925	4	2	—	1	—	7	0.1%
Trade payables	4,843	—	108	5	136	13	262	5.4%
Other current liabilities	2,666	—	23	—	4	1	28	1.1%

		of which: with related parties
	At December 31, 2011	Unconsolidated Subsidiaries	Jointly controlled entities	Associated companies	Fiat Group post Demerger	Other related parties	Total related parties	Effect on Total (%)
		(€ million)
Other investments and non-current financial assets	52	1	—	—	49	—	50	96.2%
Trade receivables	1,562	—	48	71	30	—	149	9.5%
Current tax receivables	685	—	—	—	—	—	—	—
Other current assets	1,053	—	—	1	8	—	9	0.9%
Current financial assets	186	—	—	—	—	—	—	—
Asset-backed financing	9,479	—	—	—	2	—	2	—
Other debt	10,738	—	5	—	1	—	6	0.1%
Other financial liabilities	157	—	—	—	—	—	—	—
Trade payables	5,052	2	74	38	162	16	292	5.8%
Current tax payables	660	—	—	—	—	—	—	—
Other current liabilities	2,495	—	21	—	5	2	28	1.1%

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

(i)	Transactions with jointly controlled entities

These transactions affected revenues, cost of sales, trade receivables and payables. The effects arising on the financial statements are set out as follows.

Net revenues

Transactions consist principally of sales of commercial vehicles, and agricultural and construction machinery, and the provision of technical services, to the following companies:

	2012	2011	2010
	(€ million)
Iveco Oto Melara Società consortile, for the sale of vehicles and special transport	92	136	123
CNH de Mexico SA de CV, for the sale of agricultural and construction equipment	76	58	46
Turk Traktor Ve Ziraat Makineleri A.S., for the sale of agricultural and construction equipment	68	43	26
New Holland HFT Japan Inc., for the sale of agricultural and construction equipment	52	38	14
SAIC IVECO Commercial Vehicle Investment Company Limited for technical services	27	44	23
Other	80	71	17

Total Net revenues from jointly controlled entities	395	390	249

Cost of sales

Transactions have taken place principally with the following companies:

	2012	2011	2010
	(€ million)
Turk Traktor Ve Ziraat Makineleri A.S., for the purchase of agricultural equipment	263	153	169
Other	71	25	18

Total Cost of sales for purchases from jointly controlled entities	334	178	187

Trade receivables

These relate to receivables arising from the revenues discussed. In particular:

	At December 31,
	2012	2011
	(€ million)
Iveco Oto Melara Società consortile	23	21
Other	30	27

Total Current trade receivables due from jointly controlled entities	53	48

Trade payables

These relate to payables arising from the costs discussed above. In particular:

	At December 31,
	2012	2011
	(€ million)
Turk Traktor Ve Ziraat Makineleri A.S.	55	63
Other	53	11

Total Trade payables due to jointly controlled entities	108	74

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

(ii)	Transactions with associated companies

These transactions mainly affected revenues and trade receivables. In 2010, these transactions also related to asset-backed financing and other debt due to transactions with the associate Iveco Finance Holdings Limited, whose assets and liabilities have been consolidated on a line-by-line basis since December 31, 2011 as described in the above paragraph Scope of consolidation. The effects arising on the financial statements are set out as follows.

Net Revenues

Transactions consist principally of sales of industrial vehicles and the provision of services, to the following companies:

	2012	2011	2010
	(€ million)
IVECO-AMT Ltd. for the sale of commercial vehicles	115	68	13
Kobelco Construction Machinery Co Ltd. for the sale of construction equipment	60	48	50
Truck & Bus company, for the sale of commercial vehicles and buses	12	12	49
Iveco Capital Limited for the sale of commercial vehicles leased out by the company	—	202	126

Total Net Revenues from associated companies	187	330	238

Cost of sales

These primarily relate to transactions with the following companies:

	2012	2011	2010
	(€ million)
Kobelco Construction Machinery Co Ltd. for the purchase of construction equipment	174	164	91
Iveco Capital Limited for costs associated with the sale of receivables	—	45	63

Cost of sales for purchases from associated companies	174	209	154

Trade receivables

This item, amounting to €38 million at December 31, 2012 (€71 million at December 31, 2011), relates to receivables arising from the revenues discussed above.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

(iii)	Transactions with the Fiat Group post Demerger

These amounts arise from transactions between the Fiat Industrial Group companies and companies belonging to the Fiat Group post Demerger, and from the asset and liability balances of the Fiat Industrial Group companies which relate to companies belonging to the Fiat Group post Demerger. The effects of individual transactions on financial statement items are as follows:

Net Revenues

These primarily relate to the sale of goods to the following companies:

	2012	2011	2010
	(€ million)
Società Europea Veicoli Leggeri S.p.A. - Sevel for the sale of engines	375	401	339
Fiat Automoveis S.A. - FIASA (subsidiary of Fiat Group Automobiles) for the sale of light commercial vehicles	238	388	267
Fiat Group Automobiles S.p.A. and subsidiaries, for the sale of engines	18	35	93
Other	6	9	19

Total Revenues from Fiat Group post Demerger	637	833	718

Cost of sales

These primarily relate to transactions with the following companies:

	2012	2011	2010
	(€ million)
Teksid S.p.A. and subsidiaries, for the purchase of engine blocks	119	123	86
Magneti Marelli S.p.A. and its subsidiaries, for the purchase of components	93	73	46
Other	225	219	210

Total Cost of sales from Fiat Group post Demerger	437	415	342

Selling, general and administrative costs

These relate to costs for the provision of administrative, IT, corporate affairs, tax, treasury, purchasing, personnel management, communications and security services by companies belonging to the Fiat Group.

Research and development costs

These relate to the provision of research and development services in 2012 and 2011 by the Centro Ricerche Fiat (and by Elasis in 2010) on behalf of the Fiat Group.

Other investments and non-current financial assets

This item includes non-current receivables arising from items due from the Fiat Group, mainly relating to factoring and dealer financing activities in South America.

Asset-backed financing and Other debt

This item mainly consists of other debt arising from the transactions of foreign subsidiaries of the Fiat Industrial Group with financial services companies of the Fiat Group in countries where the Fiat Industrial Group does not have any financial services companies of its own.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

(iv)	Transactions with other related parties

The most significant amount in 2012 affects cost of sales and consists of the cost for purchases of components of €36 million (€40 million in 2011) from the Brembo Group which is controlled by Alberto Bombassei who is a member of the Board of Directors of Fiat Industrial S.p.A.

(v)	Emoluments to Directors, Statutory Auditors and Key Management

The fees of the Directors and Statutory Auditors of Fiat Industrial S.p.A. for carrying out their respective functions, including those in other consolidated companies, are as follows

	2012	2011
	(in thousands of euros)
Directors (a)	9,914	3,150
Statutory auditors	238	148

Total Emoluments	10,152	3,298

(a)	This amount include for 2012 the notional compensation cost of €6,196 thousands related to stock grants awarded to the Chairman.

The aggregate expense incurred in 2012 for the compensation of Executives with strategic responsibilities of the Group amounts to approximately €11 million (€10 million in 2011). This amount is inclusive of the notional compensation cost for share-based payments granted to Executives with strategic responsibilities.

In 2010, prior to the Demerger becoming effective, Directors and Executives with strategic responsibilities did not receive compensation from Fiat Industrial S.p.A. or its subsidiaries, while statutory auditors received an overall compensation of €83 thousands from Fiat Industrial S.p.A. and/or its subsidiaries.

(vi)	Commitments and guarantees with related parties

At December 31, 2012 the Group had pledged guarantees on commitments of the jointly controlled entity Iveco - Oto Melara Società consortile for an amount of €215million (€213 million at December 31, 2011).

(36)	Acquisitions and Disposals of subsidiaries

(i)	Acquisitions

The Group made no significant acquisitions of subsidiaries in 2012

On the other hand CNH acquired certain minor subsidiaries in 2012 whose total assets and net revenues are not significant compared with those of Group.

During 2012 the Group acquired non-controlling interests in companies in which it already held control, leading to the recognition of the following cash outflows:

	Purchased non-controlling interest	Cash outflows on acquisition
	in %	(€ million)
New Holland Kobelco Construction Machinery S.p.A.	3.46	—
Total		—

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

With reference to 2011, on March 31, 2011, CNH Global N.V. acquired the remaining 50% interest L&T – Case Equipment Private Limited (subsequently renamed Case New Holland Construction Equipment India Private Limited), an equally held joint venture established in 1999 with Larsen & Toubro Limited to manufacture and sell earth moving equipment in India, thereby obtaining control. This transaction has been accounted for as an acquisition achieved in stages in accordance with IFRS 3—Business Combinations, and the Group has accordingly applied the acquisition method, finalized in December, consolidating the subsidiary on a line-by-line basis from March 31, 2011.

This transaction led to the recognition of income of €25 million arising from the combination. The identifiable assets acquired and liabilities assumed have been recognized at their fair values at the Acquisition date (March 31, 2011) and are set out below:

At the Acquisition date
(€ million)
Non-current assets	33
Current assets	36

Total assets acquired (a)	69

Liabilities assumed (b)	25

Net assets acquired/(Net liabilities assumed) (a) – (b)	44

The transaction led to the recognition of goodwill of €25 million given the favorable earnings prospects of the business forming part of the transaction.

Consideration in this business combination is set out below, together with the resulting cash flows:

At the Acquisition date
(€ million)
Consideration paid	35
Deferred consideration	—

Total Consideration	35

Cash outflows:
Cash and cash equivalents paid	35
Cash and cash equivalents received	(1)

Total cash flows paid/(received)	34

If the acquisition had taken place with effect from January 1, 2011, the net revenues and profit for the year would have been essentially unchanged.

In addition, certain minor subsidiaries were acquired by CNH during 2011 whose total assets and net revenues are not significant compared to those of Group.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

For completeness of information, during 2011 the Group acquired non-controlling interests in companies in which it already held control, leading to the recognition of the following cash outflows:

	Purchased non-controlling interest	Cash outflows on acquisition
	in %	(€ million)
New Holland Kobelco Construction Machinery S.p.A.	3.91	1
New Holland Kobelco Construction Machinery S.p.A.	10.27	—

Total		1

(ii)	Disposals

Consideration in 2012 for the sales of other investments and the related net cash inflows are provided as follows:

Total disposal of Investments in jointly controlled entities, associates and other companies
(€ million)
Consideration received	43
Deferred consideration	20

Total Consideration	63

Total Net cash inflows on disposals	43

Deferred consideration refers to the receivable that has been recognized by CNH in connection with the balance of the price for the sale of the 20% interest in Kobelco Construction Machinery Co., Ltd. from CNH to Kobe Steel Ltd. (“KSL”). A dispute has arisen with respect to the price to be paid by KSL to CNH. While the arbitration is in its early stages, CNH management has considered the relevant facts in connection with this matter and believes that it is probable that CNH will ultimately prevail and obtain the balance of the purchase price which is currently held in an escrow account.

In 2011 certain minor investments of Iveco were sold; consideration deriving from the sales was not significant.

(37)	Explanatory notes to the Statement of Cash Flows

The Statement of cash flows sets out changes in cash and cash equivalents during the year. As required by IAS 7 – Cash Flow Statements, cash flows are separated into operating, investing and financing activities. The effects of changes in exchange rates on cash and cash equivalents are shown separately under the line item Translation exchange differences.

The Group presents supplemental discussion and disclosure regarding the statement of cash flows within this Note for the purpose of additional analysis. Certain items discussed below, are reflected within the consolidated statement of cash flows either on an aggregate or net basis, and accordingly have been discussed further as set forth below.

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Operating activities

Cash flows from/(used in) operating activities derive mainly from the Group’s main revenue producing activities.

Adjustments to exclude non-cash effects related to the sale of vehicles under buy-back commitments are included under operating activities in a single line item which includes changes in working capital, capital expenditures, amortization, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.

Change in operating lease items comprises capital expenditures for assets leased out under operating leases and reflects adjustments to exclude non-cash items such as amortization, depreciation, impairment losses and changes in inventories.

The adjustment to exclude Other non-cash items of €192 million in 2012 (€289 million in 2011 and €193 million in 2010) includes an amount of €89 million (€231 million in 2011 and €194 million in 2010) related to impairment losses on assets recognized during the year.

Changes in working capital for 2012, 2011 and 2010 are summarized as follows:

	2012	2011	2010
	(€ million)
Change in trade receivables	86	293	(35)
Change in inventories	(76)	(970)	371
Change in trade payables	(126)	904	772
Change in other receivables/payables	(98)	106	(38)

Change in working capital	(214)	333	1,070

The Cash flows for income tax payments net of refunds in 2012 amount to €524 million (€297 million in 2011 and €241 million in 2010).

Total interest of €815 million was paid and interest of €800 million was received in 2012 (interest of €748 million and €973 million was paid in 2011 and 2010 ,respectively, and interest of €621 million and €814 million was received in 2011 and 2010, respectively).

Investing activities

Cash flows from/(used in) investing activities represent the extent to which expenditures have been made for resources intended to generate future income and cash flows. Only expenditures resulting in an asset recognized in the balance sheet are classified as investing activities in the Statement of cash flows. In particular, Cash flows from/(used in) investing activities include net change in receivables from financing activities that may be analyzed as follows:

	2012	2011	2010
	(€ million)
Change in dealer financing	(1,116)	(1,074)	(113)
Change in retail financing	(842)	(257)	248
Change in finance leases	302	264	188
Change in other receivables from financing activities	(93)	(85)	12

Net change in receivables from financing activities	(1,749)	(1,152)	335

FIAT INDUSTRIAL GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2012, 2011 and 2010 (continued)

Liquidity absorbed by the increase in receivables from financing activities in 2012 principally refers to the increase in financing provided to CNH customers in the U.S., Iveco dealers in Europe and CNH dealers in the U.S. and Brazil. In 2011, liquidity absorbed by the increase in receivables from financing activities was mainly related to an increase in retail and dealer financing for CNH.

Consideration for the acquisition and disposal of subsidiaries and of other investments is discussed in Note 36.

Financing activities

The net change in other financial payables and other financial assets/liabilities mainly reflects changes in borrowings from banks and in asset-backed financing, together with changes in other financial assets and other financial liabilities (consisting of derivative financial instruments measured at fair value at the balance sheet date, as indicated in Note 21 above).

Changes in 2012, 2011 and 2010 are summarized as follows:

	2012	2011	2010
	(€ million)
Change in asset-backed financing	343	601	1,247
Change in borrowings from banks and other financial payables	(433)	789	76

Net change in other financial payables	(90)	1,390	1,323

Change in other financial assets	40	(71)	40
Change in other financial liabilities	(59)	13	(82)

Net change in other financial payables and other financial assets/liabilities	(109)	1,332	1,281

The amount of €1,156 million of Cash flows from capital increases in 2010 includes €756 million arising from the effects of the transactions preliminary to the Demerger, as discussed in the paragraph above Method of preparation of financial information for 2010.

(38)	Subsequent events

On February 7, 2013 Fiat Industrial S.p.A. signed the renewal of a €2 billion 3 year committed revolving credit facility with 21 banks. The facility is intended for general corporate purposes and working capital needs and it replaces the €2 billion 3 year revolving credit facility originally signed in December 2010.

APPENDIX A — MERGER AGREEMENT

EXECUTION COPY

MERGER AGREEMENT

Dated as of November 25, 2012

among

FIAT INDUSTRIAL S.P.A.,

FIAT NETHERLANDS HOLDING N.V.,

CNH GLOBAL N.V.

and

FI CBM HOLDINGS N.V.

Page
ARTICLE I

THE MERGERS

1.1	The Mergers	A-1
1.2	Closing	A-2
1.3	Effective Time	A-2
1.4	Effects of the Mergers	A-2
1.5	Articles of Association	A-2
1.6	Effect on Shares.	A-2
1.7	Exchange of Shares	A-4
1.8	No Fractional Shares	A-5
1.9	FI Rescission Shares	A-5
1.10	No Further Ownership Rights in FI Ordinary Shares and CNH Common Shares	A-5
1.11	Merger Plans	A-5

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of FI	A-5
2.2	Representations and Warranties of CNH	A-6

ARTICLE III

COVENANTS RELATING TO CONDUCT OF BUSINESS

3.1	Conduct of Business by CNH	A-6
3.2	Conduct of Business by FI	A-7

ARTICLE IV

ADDITIONAL AGREEMENTS

4.1	Preparation of Registration Statement, Information Document, CNH Shareholder Circular, NYSE Listing Application and EU Listing Application; Shareholders’ Meetings	A-8
4.2	Access to Information; Regulatory Communications	A-10
4.3	Efforts; Notification	A-10
4.4	Indemnification, Exculpation and Insurance	A-11
4.5	Disclosure	A-11
4.6	Fees and Expenses	A-12
4.7	FNH Merger	A-12
4.8	Public Announcements	A-12
4.9	Listing of DutchCo Common Shares	A-12
4.10	Merger Plans	A-13
4.11	Articles of Association of DutchCo.	A-13
4.12	Amended and Restated Articles of Association of CNH; CNH Dividend and CNH FNH Dividend	A-13
4.13	Report on FI Merger Consideration.	A-14
4.14	Report on CNH Merger Consideration.	A-14
4.15	DutchCo Board of Directors.	A-14
4.16	Certain Tax Matters.	A-14
4.17	Exor	A-14

ARTICLE V

CONDITIONS PRECEDENT TO CLOSING

5.1	Conditions to Each Party’s Obligations to Close	A-15
5.2	Additional Conditions to CNH’s Obligations to Close	A-16
5.3	Additional Conditions to FI and FNH’s Obligations to Close	A-16

ARTICLE VI

BOARD RECOMMENDATION

6.1	CNH Board Recommendation.	A-17
6.2	FI Board Recommendation.	A-17

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1	Termination	A-17
7.2	Effect of Termination	A-18
7.3	Amendment	A-18
7.4	Extension; Waiver	A-18
7.5	Procedure for Termination, Amendment, Extension or Waiver	A-18

ARTICLE VIII

GENERAL PROVISIONS

8.1	Non-survival of Representations and Warranties	A-18
8.2	Obligations of Parents and Subsidiaries.	A-18
8.3	Notices	A-19
8.4	Definitions	A-19
8.5	Interpretation	A-24
8.6	Counterparts	A-24
8.7	Entire Agreement; No Third-Party Beneficiaries	A-24
8.8	Governing Law; Consent to Jurisdiction	A-24
8.9	CNH Litigation.	A-25
8.10	Assignment	A-25
8.11	Actions by CNH	A-25
8.12	Severability.	A-25

EXHIBITS

EXHIBIT A-1	Articles of Association of DutchCo
EXHIBIT A-2	Terms and Conditions of Special Voting Shares of DutchCo
EXHIBIT A-3	Amended and Restated Articles of Association of CNH
EXHIBIT A-4	Agenda for Extraordinary General Meeting of CNH Shareholders
EXHIBIT B	Representations and Warranties of FI
EXHIBIT C	Representations and Warranties of CNH
EXHIBIT D	Press Release

A-ii

SCHEDULES

FI Disclosure Schedule
Schedule 1. Organization, Standing and Corporate Power
Schedule 2. Capital Structure; Subsidiaries
Schedule 3. Authority
Schedule 4. Consents and Approvals; No Violations
Schedule 5. Financial Statements
Schedule 6. Absence of Certain Changes or Events
Schedule 7. Certain Agreements
Schedule 8. Compliance with Applicable Laws
Schedule 9. Contracts; Debt Instruments
Schedule 10. Publicly Filed Documents; Financial Statements
Schedule 11. No Demerger Liabilities
Schedule 12. Litigation
Schedule 13. Taxes
Schedule 14. Transactions with Affiliates
Schedule 15. Projections
Schedule 16. Employee Benefits Plans
Schedule 17. Financial Advisors
Schedule 18. Voting Requirements
Schedule 19. Recommendation of FI Board

CNH Disclosure Schedule
Schedule 2. Capital Structure; Subsidiaries
Schedule 3.1 Conduct of Business by CNH
Schedule 4. Consents and Approvals; No Violations
Schedule 6. Absence of Certain Changes or Events
Schedule 7. Certain Agreements
Schedule 8. Compliance with Applicable Laws
Schedule 9. Contracts; Debt Instruments
Schedule 12. Litigation
Schedule 13. Taxes
Schedule 15. Employee Benefits Plans

A-iii

MERGER AGREEMENT

THIS MERGER AGREEMENT (this “Agreement”) is made and entered into as of November 25, 2012, among Fiat Industrial S.p.A. (“FI”), an Italian joint stock company (Società per Azioni), Fiat Netherlands Holding N.V. (“FNH”), a Dutch public limited liability company (naamloze vennootschap), CNH Global N.V. (“CNH”), a Dutch public limited liability company (naamloze vennootschap), and FI CBM Holdings N.V. (“DutchCo”), a Dutch public limited liability company (naamloze vennootschap). Except as otherwise expressly defined in this Agreement, all capitalized terms used in this Agreement shall have the meanings ascribed to them in Section 8.4.

WHEREAS, FI has proposed that CNH and FI each merge into DutchCo; and

WHEREAS, upon the recommendation of the Special Committee of the Board of Directors of CNH, the Board of Directors of CNH, acting through its unconflicted members, has approved this Agreement and the transactions contemplated hereby, subject to the terms and conditions of this Agreement, and following the execution and delivery of this Agreement, CNH desires to adopt the Merger Proposal (voorstel tot fusie) regarding the merger of CNH and DutchCo (the “CNH Merger Proposal”); and

WHEREAS for U.S. Federal income Tax purposes, the CNH Merger (as defined below) is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and this Agreement is intended to be, and is adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the Board of Directors of FI has approved this Agreement and the transactions contemplated hereby, subject to the terms and conditions of this Agreement, and following the execution and delivery of this Agreement, FI desires to adopt the Cross-Border Merger Terms for the merger between FI and DutchCo (the “Cross-Border Merger Terms”) and the Cross-Border Merger Terms for the merger between FNH and FI (the “FNH Cross-Border Merger Terms” and together with the CNH Merger Proposal and the Cross-Border Merger Terms, the “Merger Plans”), each pursuant to the tenth Directive of the European Council; and

WHEREAS, in connection with and prior to the consummation of the mergers of each of CNH and FI into DutchCo, FNH, a wholly-owned subsidiary of FI, will merge into FI; and

WHEREAS, each of the Board of Directors of FNH and FI, in its capacity as the sole shareholder of FNH, has approved this Agreement and the transactions contemplated hereby, subject to the terms and conditions of this Agreement, and following the execution and delivery of this Agreement, FNH desires to adopt the FNH Cross-Border Merger Terms; and

WHEREAS, the Board of Directors of DutchCo has approved this Agreement and the transactions contemplated hereby, subject to the terms and conditions of this Agreement, and following the execution and delivery of this Agreement, DutchCo desires to adopt each of the Merger Plans.

NOW, THEREFORE, in consideration of the provisions and the representations, warranties, covenants and agreements contained herein, the parties agree as follows:

ARTICLE I

THE MERGERS

1.1 The Mergers. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Dutch law (“Dutch Law”) and Italian law (“Italian Law”), as applicable: (i) FI shall be merged with and into DutchCo (the “FI Merger”); and (ii) CNH shall be merged with and into DutchCo (the “CNH Merger” and, together with the FI Merger, the “Mergers”). The FI Merger shall be effective at 00.00 CET on the Closing Date and the CNH Merger shall follow the FI Merger on the date immediately following the Closing Date and become effective at the CNH Effective Time as further contemplated by Section 1.3 hereof. Following the Mergers, the separate corporate existence of each of FI and CNH shall cease and DutchCo shall continue as the sole surviving corporation and by operation of law, DutchCo shall succeed to and assume all of the rights and obligations as well as the assets and liabilities of FI and CNH in accordance with Dutch Law and Italian Law.

1.2 Closing. The Closing of the FI Merger shall take place at a date and time to be specified by the parties, which shall be no later than the third Business Day after satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth in Article V (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable law) waiver of such conditions) (such date, the “Closing Date”), at Freshfields Bruckhaus Deringer, Amsterdam office, before a Dutch civil law notary (the “Dutch Civil Law Notary”) selected by FI, unless another time, date or place is mutually agreed upon in writing by the parties hereto. The Closing of the CNH Merger shall take place on the date immediately following the Closing Date as further contemplated by Section 1.3 hereof. For purposes of this Agreement, the “Closing” shall mean, with respect to each of the Mergers, the execution and delivery of all relevant legal and contractual documentation required hereunder and under each of Dutch Law and Italian Law, as applicable, to properly consummate each of the Mergers.

1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties shall execute: (i) a deed of cross-border merger with respect to the FI Merger (the “FI Deed of Merger”); and (ii) a deed of merger with respect to the CNH Merger (the “CNH Deed of Merger” and, together with the FI Deed of Merger, the “Deeds of Merger”). The parties shall make all filings and recordings required by Dutch Law and Italian Law in connection with the Mergers, including the filing of the FI Deed of Merger and the CNH Deed of Merger with the Amsterdam Chamber of Commerce and, in the case of the FI Merger, the Turin Chamber of Commerce, as required in accordance with applicable law as promptly as practicable following the effectiveness of each of the Mergers. The Mergers shall become effective sequentially with the time 00.00 CET following the date on which the FI Deed of Merger is executed being the “FI Effective Time”, and the time 00.00 CET following the date on which the CNH Deed of Merger is executed being the “CNH Effective Time”), provided that, for DutchCo accounting purposes, the Mergers will be deemed effective as of January 1, 2013 and the rights to dividends, if any are declared, shall accrue for the benefit of shareholders of DutchCo Common Shares as of January 1, 2013.

1.4 Effects of the Mergers. The Mergers shall have the effects set forth herein and in the applicable provisions of Dutch Law and Italian Law.

1.5 Articles of Association. At the FI Effective Time, the Articles of Association of DutchCo shall be as set forth in Exhibit A-1 attached hereto (which shall also be attached to each of the Merger Plans), until thereafter amended as provided therein or by applicable law.

1.6 Effect on Shares. At the times specified below, by virtue of the Mergers and without any action on the part of DutchCo or any holder of FI Ordinary Shares or CNH Common Shares, the following shall occur:

(a) Allocation of DutchCo Common Shares in Exchange for FI Ordinary Shares.

(i)	DutchCo shall allot for each issued and outstanding FI Ordinary Share (other than Rescission Shares) at the FI Effective Time 1.00 (the “FI Exchange Ratio”) DutchCo Common Shares, having the terms set forth in the Articles of Association of DutchCo attached hereto as Exhibit A-1 (the “FI Merger Consideration”).

(ii)

As of the FI Effective Time, all such FI Ordinary Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and each book-entry position with depositary intermediaries participating in the centralized depositary and clearing system managed by Monte Titoli S.p.A. (“Monte Titoli”) previously representing any such shares shall thereafter represent the DutchCo Common Shares allotted for such FI Ordinary Shares in the FI Merger in accordance with this Section 1.6(a). The holders of such book-entry positions with depositary intermediaries participating in Monte Titoli previously evidencing such FI Ordinary Shares outstanding immediately prior to the FI Effective Time shall cease to have any rights with respect to FI and such FI Ordinary Shares as of the FI Effective Time except as otherwise provided in Section 1.9 of this Agreement or by law. Such book-entry positions previously representing FI Ordinary Shares shall be exchanged for book-entry positions representing whole DutchCo Common Shares issued as FI Merger Consideration, without interest. As of the FI Effective Time, each DutchCo Common Share issued as FI Merger Consideration shall be entitled to the same rights, preferences and privileges as other DutchCo Common Shares, including dividend rights, except as provided below and in the Articles of Association of DutchCo and the Special Voting Share Terms. No fractional DutchCo Common Shares shall be issued.

(iii)	Holders of FI Ordinary Shares that are Initial Qualifying Shareholders, as defined in the Special Voting Share Terms, may elect to receive with respect to all or part of the DutchCo Common Shares that they are entitled to receive in accordance with this Section 1.6(a)(ii) Special Voting Shares (as such term is defined in Exhibit A-2) in accordance with the procedures set forth in Exhibit A-2.

(iv)	In the event that between the date of this Agreement and the FI Effective Time, there is a change in the number of shares of FI Ordinary Shares or CNH Common Shares or securities convertible or exchangeable into or exercisable for shares of FI Ordinary Shares or CNH Common Shares issued and outstanding as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the FI Exchange Ratio shall be appropriately adjusted to reflect such action.

(b) Allocation of Dutch Common Shares in Exchange for CNH Common Shares.

(i)	DutchCo shall allot for each issued and outstanding CNH Common Share at the CNH Effective Time, subject to Section 1.8 of this Agreement, 3.828 (the “CNH Exchange Ratio”) DutchCo Common Shares, having the terms set forth in the Articles of Association of DutchCo attached hereto as Exhibit A-1 (the “CNH Merger Consideration”, and together with the FI Merger Consideration, the “Merger Consideration”). No DutchCo Common Shares will be allotted in exchange for any CNH Common Shares held by DutchCo.

(ii)	As of the CNH Effective Time, all CNH Common Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and each book-entry position with any depositary intermediaries previously representing any such shares shall thereafter represent the DutchCo Common Shares allotted for such CNH Common Shares in the CNH Merger in accordance with this Section 1.6(b). The holders of such book-entry positions with depositary intermediaries previously evidencing such CNH Common Shares outstanding immediately prior to the CNH Effective Time shall cease to have any rights with respect to CNH and such CNH Common Shares as of the CNH Effective Time except as otherwise provided by law. Such book-entry positions previously representing CNH Common Shares shall be exchanged for book-entry positions representing whole DutchCo Common Shares issued as CNH Merger Consideration, without interest. As of the CNH Effective Time, each DutchCo Common Share issued as CNH Merger Consideration shall be entitled to the same rights, preferences and privileges as other DutchCo Common Shares, including dividend rights, except as provided below and in the Articles of Association of DutchCo, and the Special Voting Share Terms. No fractional DutchCo Common Shares shall be issued, but in lieu thereof, the provisions of Section 1.8 shall apply.

(iii)	Holders of CNH Common Shares that are Initial Qualifying Shareholders, as defined in the Special Voting Share Terms, may elect to receive with respect to all or part of the DutchCo Common Shares that they are entitled to receive in accordance with this Section 1.6(b)(ii) Special Voting Shares (as such term is defined in Exhibit A-2) in accordance with the procedures set forth in Exhibit A-2.

(iv)	In the event that between the date of this Agreement and the CNH Effective Time, there is a change in the number of shares of FI Ordinary Shares or CNH Common Shares or securities convertible or exchangeable into or exercisable for shares of FI Ordinary Shares or CNH Common Shares issued and outstanding as a result of a reclassification, stock split (including a reverse split), stock dividend or distribution, recapitalization, merger (other than the FI Merger), subdivision, issuer tender or exchange offer, or other similar transaction, the CNH Exchange Ratio shall be appropriately adjusted to reflect such action.

(c) FI Equity Incentives. At the FI Effective Time, each option, restricted share unit, performance unit or share appreciation right of FI, whether vested or unvested, outstanding immediately prior to the FI Effective Time shall be converted into an option, restricted share unit, performance unit or share appreciation right, as applicable, with respect to a number of DutchCo Common Shares equal to the equivalent number of FI Ordinary Shares subject to such option or related to such restricted share unit, performance unit or share appreciation right immediately prior to the FI Effective Time at the exercise price per FI Ordinary Share of such option, restricted share unit, performance unit or share appreciation right of FI immediately prior to the FI Effective Time. Except as specifically provided above, following the FI Effective Time, each such option, restricted share unit, performance unit or share appreciation right (the “FI-DutchCo Equity Incentives”) shall continue to be governed by the same terms and conditions as were applicable to such option, restricted share unit, performance unit or share appreciation right immediately prior to the FI Effective Time. Prior to the FI Effective Time, FI will adopt such resolutions and take such other actions as may be reasonably required to effectuate the actions contemplated by this Section 1.6(c), without paying any consideration or incurring any debts or obligations on behalf of FI or DutchCo, provided that such resolutions and actions shall expressly be conditioned upon the consummation of the Mergers and the other transactions contemplated hereby and shall be of no effect if this Agreement is terminated.

(d) CNH Equity Incentives. At the CNH Effective Time, each option, restricted share unit, performance unit or share appreciation right of CNH, whether vested or unvested, outstanding immediately prior to the CNH Effective Time shall be converted into an option, restricted share unit, performance unit or share appreciation right, as applicable, with respect to a number of DutchCo Common Shares equal to the product (rounded down to the nearest whole number) of (x) the number of CNH Common Shares subject to such option or related to such restricted share unit, performance unit or share appreciation right immediately prior to the CNH Effective Time and (y) the CNH Exchange Ratio, and, in the case of an option, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per CNH Common Share of such option immediately prior to the CNH Effective Time divided by (B) the CNH Exchange Ratio; provided, however, that the exercise price and the number of DutchCo Common Shares purchasable pursuant to such option shall be determined in a manner necessary to satisfy the requirements of applicable law, including Sections 409A and 424(a) of the Internal Revenue Code of 1986, as amended. Except as specifically provided above, following the CNH Effective Time, each such option, restricted share unit, performance unit or share appreciation right (the “CNH-DutchCo Options” and, together with the FI-DutchCo Equity Incentives, the “DutchCo Equity Incentives”) shall continue to be governed by the same terms and conditions as were applicable to such option, restricted share unit, performance unit or share appreciation right immediately prior to the CNH Effective Time. Prior to the CNH Effective Time, CNH will adopt such resolutions and take such other actions as may be reasonably required to effectuate the actions contemplated by this Section 1.6(d), without paying any consideration or incurring any debts or obligations on behalf of CNH or DutchCo, provided that such resolutions and actions shall expressly be conditioned upon the consummation of the Mergers and the other transactions contemplated hereby and shall be of no effect if this Agreement is terminated.

1.7 Exchange of Shares. FI Ordinary Shares and CNH Common Shares shall be exchanged for DutchCo Common Shares in accordance with the terms of the Merger Plans, the rules and procedures of any depositary or clearing agency through which such shares are held or traded, and applicable law.

1.8 No Fractional Shares.

(a) No fractional DutchCo Common Shares shall be allotted to shareholders of CNH as part of the CNH Merger Consideration.

(b) As soon as reasonably practicable after the Effective Time, with respect to each holder of CNH Common Shares that would, but for Section 1.8(a), otherwise receive a fractional entitlement to a DutchCo Common Share as part of the CNH Merger Consideration (after taking into account all CNH Common Shares then held by such holder), an intermediary appointed by DutchCo shall aggregate all such fractional entitlements and sell such shares in the market for cash. Following such sale, such intermediary shall deliver or cause to be delivered to each such holder a share of the cash consideration received in such sale proportionate to the amount of fractional entitlements of such holder.

1.9 FI Rescission Shares. Notwithstanding Section 1.6 hereof or any other provision of this Agreement, if the FI Merger is consummated pursuant to the terms and conditions of this Agreement and Dutch Law and Italian Law, FI Ordinary Shares outstanding immediately prior to the FI Effective Time and held by a holder who has exercised and perfected his or her rescission rights in accordance with Italian Law (the “Rescission Shares”), shall not be converted into or exchanged for the FI Merger Consideration, but, effective on or about the FI Effective Time or at any other time determined by FI and DutchCo in accordance with applicable laws, the holders of Rescission Shares shall be entitled to receive an amount of cash per share of FI Ordinary Shares to the extent required by Article 2437-ter (3) of the Italian Civil Code.

1.10 No Further Ownership Rights in FI Ordinary Shares and CNH Common Shares. All DutchCo Common Shares allotted in the Mergers in accordance with the terms of this Article I (including any cash paid pursuant to Section 1.8 hereof) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to FI Ordinary Shares and CNH Common Shares. At each of the FI Effective Time and the CNH Effective Time, respectively, each of the share transfer books of FI and CNH shall be closed, and there shall be no further registrations of transfers of FI Ordinary Shares or of CNH Common Shares thereafter on the records of FI and CNH, respectively.

1.11 Merger Plans. As soon as practicable following the date hereof, FI and CNH shall prepare or cause to be prepared the Merger Plans for the approval by the Board of Directors of each of FI, FNH, CNH and DutchCo in accordance with Dutch law and Italian law, as applicable. The Merger Plans shall give effect to the Mergers on the terms and subject to the conditions set forth in this Agreement, and shall include such other provisions consistent with this Agreement to the extent customary or legally required for transactions of the type of the Mergers under Dutch law and Italian law, as applicable. To the extent of any inconsistency between this Agreement and a Merger Plan, that Merger Plan shall be amended or modified so as to conform this Agreement, subject to mandatory provisions of Dutch Law and Italian Law, as applicable.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

2.1 Representations and Warranties of FI. Except as set forth in (x) the FI Disclosure Schedule (the “FI Disclosure Schedule”) (provided that an item on such FI Disclosure Schedule shall be deemed to qualify only the particular Schedule or Schedules of the FI Disclosure Schedule specified, unless it is reasonably apparent on its face that the disclosure or statement in one Schedule of the FI Disclosure Schedule should apply to one or more other Schedules thereof) delivered by FI to DutchCo prior to the execution of this Agreement or (y) the FI CONSOB Documents and the FI Global Medium Term Notes Program Prospectus and its subsequent amendments, in each case filed or published on or before the date hereof, (other than any predictive, cautionary or forward looking disclosures contained under the caption “Main Risks and Uncertainties to which Fiat

Industrial S.p.A. and the Group are Exposed”, or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature), FI represents and warrants to CNH as set forth in Exhibit B hereto.

2.2 Representations and Warranties of CNH. Except as set forth in (x) the CNH Disclosure Schedule (the “CNH Disclosure Schedule”) (provided that an item on such CNH Disclosure Schedule shall be deemed to qualify only the particular Schedule or Schedules of the CNH Disclosure Schedule specified, unless it is reasonably apparent on its face that the disclosure or statement in one Schedule of the CNH Disclosure Schedule should apply to one or more other Schedules thereof) delivered by CNH to FI prior to the execution of this Agreement or (y) the CNH SEC Documents filed or furnished on or before the date hereof and any Registration Statements on Form F-4 filed by CNH with the SEC following the date of the latest CNH Audited Financial Statements and on or before the date hereof (other than any predictive, cautionary or forward looking disclosures contained under the captions “Risk Factors”, “Forward Looking Statements” or any similar precautionary sections and any other disclosures contained therein that are predictive, cautionary or forward looking in nature), CNH represents and warrants to FI and FNH as set forth in Exhibit C hereto.

ARTICLE III

COVENANTS RELATING TO CONDUCT OF BUSINESS

3.1 Conduct of Business by CNH. During the period from the date of this Agreement to the CNH Effective Time or until the earlier termination of this Agreement pursuant to its terms, except (x) with the written consent of FI (not to be unreasonably withheld, conditioned or delayed), (y) as otherwise contemplated by this Agreement or as required by applicable laws, or (z) as set forth in Schedule 3.1 of the CNH Disclosure Schedule, CNH shall, and shall cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them. Without limiting the generality of the foregoing, between the date of this Agreement and the CNH Effective Time or until the earlier termination of this Agreement pursuant to its terms, CNH shall not, and shall not permit any of its subsidiaries to, except (x) with the written consent of FI (not to be unreasonably withheld, conditioned or delayed), (y) as otherwise contemplated by this Agreement (including, for the avoidance of doubt, Section 4.12 of this Agreement) or as required by applicable laws, or (z) except as set forth in Schedule 3.1 of the CNH Disclosure Schedule:

(a) (i) declare, set aside or pay (whether in cash, shares, property or otherwise) any dividends on, or make any other distributions in respect of, any of its shares or other equity securities (whether voting or otherwise), other than dividends and distributions by any direct or indirect wholly-owned subsidiary of CNH to CNH or any direct or indirect wholly- owned subsidiary of CNH, except for the CNH Dividend, the CNH FNH Dividend Allocation and the CNH FNH Dividend, (ii) split, combine or reclassify any of its shares or other equity securities (whether voting or otherwise) or issue or authorize the issuance of any other equity securities in respect of, in lieu of or in substitution for its shares or other equity securities (whether voting or otherwise), or (iii) purchase, redeem or otherwise acquire any shares or other equity securities (whether voting or otherwise) of CNH or any of its subsidiaries or any other equity securities thereof or any rights, warrants or options to acquire any such shares or other equity securities except in accordance with any CNH Plan or CNH Option Plan;

(b) other than (1) the issuance of CNH Common Shares under the CNH Option Plans or upon the exercise or settlement, as applicable, of CNH Options, restricted share units, performance units, or share appreciation rights issued thereunder in the ordinary course of business generally consistent with past practice or (2) the issuance of CNH Options, restricted share units, performance units, or share appreciation rights under the CNH Option Plans in the ordinary course of business generally consistent with past practice, (i) issue, deliver, sell, award, pledge, dispose of or otherwise encumber or authorize or propose the issuance, delivery, grant, sale, award, pledge, disposition or other encumbrance (including limitations in voting rights) or authorization of, any of its shares, any equity securities (whether voting or otherwise) or any securities convertible into, or any rights, warrants or options to acquire, any such shares, equity securities or convertible securities, (ii) amend or otherwise modify the terms of any such rights, warrants or options (except as expressly contemplated by this Agreement), or (iii) accelerate the vesting of any of the CNH Options;

(c) change its accounting policies, except as required by changes in applicable generally accepted accounting principles, or changes in applicable law or listing rules;

(d) petition any competent court or other authority or propose or recommend the passing of a resolution for the liquidation, dissolution or winding up of CNH;

(e) enter into any material transaction with any affiliate of CNH (other than any controlled affiliates of CNH) other than (i) in the ordinary course of business generally consistent with past practice or (ii) on an arm’s length basis;

(f) other than as contemplated in Section 4.12 hereof, amend its Organizational Documents (or the Organizational Documents of any of its subsidiaries) in a way that would materially affect the rights of shareholders, the approvals required for the Mergers, or otherwise materially jeopardize or affect the consummation of the Mergers; or

(g) take any action or agree to take any action that is reasonably likely to result in any conditions to the Merger set forth in Article V not being satisfied.

Notwithstanding the foregoing (other than clauses (a), (b) and (e) above) and for the avoidance of doubt, CNH and its subsidiaries may take any and all actions necessary or desirable in their judgment in connection with the implementation of their ongoing receivables securitization program in a manner consistent with past practice.

3.2 Conduct of Business by FI. During the period from the date of this Agreement to the FI Effective Time or until the earlier termination of this Agreement pursuant to its terms, except (x) with the written consent of CNH (not to be unreasonably withheld, conditioned or delayed), (y) as otherwise contemplated by this Agreement or as required by applicable laws or (z) as set forth in Schedule 3.2 of the FI Disclosure Schedule, FI shall, and shall cause its subsidiaries (other than CNH and its subsidiaries) to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, use all reasonable best efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them. Without limiting the generality of the foregoing, between the date of this Agreement and the FI Effective Time or until the earlier termination of this Agreement pursuant to its terms, FI shall not, and shall not permit any of its subsidiaries (other than CNH and its subsidiaries) to, except (x) with the written consent of CNH (not to be unreasonably withheld, conditioned or delayed), (y) as otherwise contemplated by this Agreement or as required by applicable laws or (z) as set forth in Schedule 3.2 of the FI Disclosure Schedule:

(a) (i) declare, set aside or pay (whether in cash, shares, property or otherwise) any dividends on, or make any other distributions in respect of, any of its shares or other equity securities (whether voting or otherwise), other than dividends declared and/or paid in a manner consistent with previously stated dividend policies (i.e., not to exceed 35% of FI’s consolidated net profits for 2012) and dividends and distributions by any direct or indirect wholly-owned subsidiary of FI to FI or any direct or indirect wholly-owned subsidiary of FI, (ii) split, combine or reclassify any of its shares or other equity securities (whether voting or otherwise) or issue or authorize the issuance of any other equity securities in respect of, in lieu of or in substitution for its shares or other equity securities (whether voting or otherwise), or (iii) purchase, redeem or otherwise acquire any shares or other equity securities (whether voting or otherwise) of FI or any of its subsidiaries or any other equity securities thereof or any rights, warrants or options to acquire any such shares or other equity securities, except in connection with a purchase by FI of (x) the Rescission Shares in accordance with Section 1.9 or (y) FI Ordinary Shares in accordance with FI Equity Plans;

(b) other than the issuance of FI Ordinary Shares, restricted share units, performance units, or share appreciation rights under the FI Plans in the ordinary course of business generally consistent with past practice, (i) issue, deliver, sell, award, pledge, dispose of or otherwise encumber or authorize or propose the issuance, delivery, grant, sale, award, pledge, disposition or other encumbrance (including limitations in voting rights) or authorization of, any of its shares, any equity securities (whether voting or otherwise) or any securities convertible into, or any rights, warrants or options to acquire, any such shares, equity securities or convertible securities, (ii) amend or otherwise modify the terms of any such rights, warrants or options (except as expressly contemplated by this Agreement) or (iii) accelerate the vesting of any of the FI Options;

(c) change its accounting policies, except as required by changes in IFRS, or changes in applicable law, or listing rules;

(d) petition any competent court or other authority or propose or recommend the passing of a resolution for the liquidation, dissolution or winding up of FI;

(e) enter into any material transaction with any affiliate of FI (other than any controlled affiliates of FI) other than (i) in the ordinary course of business generally consistent with past practice or (ii) on an arm’s length basis;

(f) amend its Organizational Documents (or the Organizational Documents of any of its subsidiaries) in a way that would materially affect the rights of shareholders, the approvals required for the Mergers, or otherwise materially jeopardize or affect the consummation of the Mergers; or

(g) take any action or agree to take any action that is reasonably likely to result in any conditions to the Merger set forth in Article V not being satisfied.

Notwithstanding the foregoing (other than clauses (a), (b) and (e) above) and for the avoidance of doubt, FI and its subsidiaries (other than CNH and its subsidiaries) may take any and all action necessary or desirable in its judgment to refinance indebtedness of FI or any of its subsidiaries outstanding as of the date hereof at any time and from time to time in its discretion without having sought or obtained the written consent of CNH.

ARTICLE IV

ADDITIONAL AGREEMENTS

4.1 Preparation of Registration Statement, Information Document, CNH Shareholder Circular, NYSE Listing Application and EU Listing Application; Shareholders’ Meetings.

(a) As promptly as reasonably practicable after the execution of this Agreement, FI shall cause DutchCo to prepare and file with the SEC a registration statement on Form F-4 (together with all amendments thereto, the “Registration Statement”), in connection with the registration under the Securities Act of the DutchCo Common Shares and the Special Voting Shares to be issued to the holders of FI Ordinary Shares and CNH Common Shares, as applicable, in connection with the Mergers. FI and CNH each shall use reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable following such filing (including by responding to comments of the SEC), and shall also use its reasonable best efforts to satisfy prior to the effective date of the Registration Statement any applicable foreign or state securities laws in connection with the issuance of DutchCo Common Shares and the Special Voting Shares, as applicable, pursuant to the Mergers. After the execution of this Agreement and as promptly as reasonably practicable in accordance with applicable law and regulation: (w) FI shall prepare, file and publish in accordance with applicable Italian Law an information document relating to the FI Shareholders’ Meeting (together with any amendments thereof or supplements thereto, the “Information Document”), (x) CNH shall prepare and make available at CNH’s registered office in Amsterdam, the Netherlands, the CNH Shareholder Circular, (y) DutchCo shall prepare and file with the NYSE a listing application (the “NYSE Listing Application”) for the listing of the DutchCo Common Shares on the NYSE, and (z) DutchCo shall prepare and file with the Autoriteit Financiële Markten an application for the authorization to publish a listing prospectus and with Borsa Italiana S.p.A. (“Borsa Italiana”) a listing application (the “EU Listing Application”) for the listing of the DutchCo Common Shares on Borsa Italiana. Each of FI and CNH shall furnish all information concerning itself as may reasonably be requested in connection with such actions and the preparation of the Registration Statement, the Information Document, the CNH Shareholder Circular, the NYSE Listing Application and the EU Listing Application, provided that neither party shall use any such information without the prior written consent of the other party or if doing so would violate or cause a violation of United States, Dutch or Italian securities laws. Each of FI and CNH authorizes DutchCo to utilize in the Registration Statement and in all such filed materials the information concerning FI and its subsidiaries and CNH and its subsidiaries furnished by each of FI and CNH, respectively. FI will cause DutchCo to promptly advise CNH when the Registration Statement has become effective and of any supplements or amendments thereto, and CNH shall not distribute any written material that would constitute, as advised by counsel to CNH, a “prospectus” relating to the Mergers or the DutchCo Common Shares within the meaning of the Securities Act or any applicable state securities law without the prior written consent of FI.

(b) FI agrees promptly to advise CNH if at any time prior to the CNH Shareholders’ Meeting any information provided by FI for use or inclusion in the Registration Statement, the Information Document, CNH Shareholder Circular, the NYSE Listing Application or the EU Listing Application is or becomes untrue, incorrect or incomplete in any material respect and to provide CNH with the information needed to correct such inaccuracy or omission. FI will furnish CNH with such supplemental information as may be necessary in order to cause the Registration Statement, the Information Document, the NYSE Listing Application or the EU Listing Application, insofar as it relates to FI or its subsidiaries (other than CNH and its subsidiaries), to comply with applicable law after such document is filed or made available.

(c) CNH agrees promptly to advise FI if at any time prior to the FI Shareholders’ Meeting any information provided by CNH for use or inclusion in the Registration Statement, the Information Document, CNH Shareholder Circular, the NYSE Listing Application or the EU Listing Application is or becomes untrue, incorrect or incomplete in any material respect and to provide FI with the information needed to correct such inaccuracy or omission. CNH will furnish FI with such supplemental information as may be necessary in order to cause the Registration Statement, the Information Document, the NYSE Listing Application or the EU Listing Application, insofar as it relates to CNH or its subsidiaries, to comply with applicable law.

(d) As promptly as practicable after the Registration Statement is declared effective, each of CNH and FI shall, in accordance with all applicable rules and regulations of the SEC, the NYSE, the CONSOB, Borsa Italiana, Italian Law and Dutch Law, call and hold a meeting of their respective shareholders (the “CNH Shareholders’ Meeting” and the “FI Shareholders’ Meeting,” respectively), for the purpose of obtaining the CNH Shareholder Approval and the FI Shareholder Approval (together, the “Shareholder Approvals”), respectively. FI shall use reasonable efforts to obtain the FI Shareholder Approval, and through its Board of Directors, shall recommend to its shareholders the obtaining of the FI Shareholder Approval. CNH shall use reasonable efforts to obtain the CNH Shareholder Approval, and through its Board of Directors, shall recommend to its shareholders the obtaining of the CNH Shareholder Approval. Unless an event or circumstance has occurred as a result of which any condition set forth under Section 5.3(a) or Section 5.3(b) is incapable of being satisfied as of the End Date, FNH or FI if the FNH Merger has occurred shall (a) appear at the CNH Shareholders Meeting (in person or by proxy) or otherwise cause all Total Shares (as defined below) to be counted as present for purposes of determining a quorum; and (b) vote (or cause to be voted), all Total Shares (i) in favor of the CNH Shareholder Approval and (ii) against any action or proposal that would render the CNH Shareholder Approval invalid or ineffective. For purposes of this section, “Total Shares” shall mean those CNH Common Shares and FNH CNH Shares that FNH (or FI if the FNH Merger has occurred) owns of record as of the date used for determining the holders of shares entitled to vote at the CNH Shareholders Meeting together with any other shares that FNH (or FI if the FNH Merger has occurred) will have the power to vote at such meeting.

4.2 Access to Information; Regulatory Communications.

(a) FI and CNH shall, and shall cause their respective subsidiaries (in the case of FI excluding CNH and its subsidiaries) to, afford the other party, and the Representatives of such other party, reasonable access, upon reasonable prior notice, during normal business hours during the period prior to the CNH Effective Time or termination of this Agreement in accordance with its terms to inspect their respective properties, books and records and, during such period, FI and CNH shall, and shall cause these respective subsidiaries (in the case of FI excluding CNH and its subsidiaries) to, furnish promptly to the other party, all information concerning its business, properties and personnel as such other party may reasonably request; provided, that except as provided for below, the foregoing shall not require FI or CNH (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of FI or CNH, as the case may be, would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality or data privacy or (ii) to disclose any privileged information of FI or CNH, as the case may be, or any of their subsidiaries. Notwithstanding the foregoing, FI and CNH shall continue to exchange information in the ordinary course consistent with past practice, including information provided in connection with financial reporting and budgeting processes, the maintaining of consolidated books and records, disclosure controls and procedures and controls over financial reporting, which exchange of information shall remain subject to any pre-existing arrangements established among the parties in connection with such processes which may be modified from time to time.

(b) FI and CNH shall notify and consult with each other promptly after receipt of any material communication from any Regulatory Agency and before making any material submission to such Regulatory Agency. FI shall be responsible for coordinating all submissions to and discussions with any Regulatory Agency by CNH.

4.3 Efforts; Notification.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other transactions contemplated by this Agreement, including (i) the making of all necessary registrations and filings (including filings with Governmental Entities and Regulatory Agencies, if any), (ii) the obtaining of all necessary actions, consents, approvals or waivers from Governmental Entities, Regulatory Agencies and other third parties, (iii) the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity or Regulatory Agency, (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement, (v) the defending of any lawsuits or other legal proceedings, judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby or thereby, including the using of all reasonable efforts necessary to lift, rescind or mitigate the effect of any injunction or restraining order or other order adversely affecting the ability of any party hereto to consummate the transactions contemplated hereby, (vi) the using of all reasonable efforts to fulfill all conditions to the obligations of FI or CNH pursuant to this Agreement, and (vii) the using of all reasonable efforts to prevent, with respect to a threatened or pending temporary, preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order, the entry, enactment or promulgation thereof, as the case may be; provided, however, no party shall be obligated to take any action pursuant to the foregoing if the taking of such action or the obtaining of any waiver, consent, approval or exemption is reasonably likely to result in any change or effect (or any development that insofar as can be foreseen, is reasonably likely to result in any change or effect) that is or is likely to be materially adverse to the business, assets, financial condition or results of operations of FI and its subsidiaries, taken as a whole, when used in reference to FI or in the case of actions to be taken by, or matters with respect to, FI, or CNH and its subsidiaries, taken as a whole, when used in reference to CNH or in the case of actions to be taken by, or matters with respect to, CNH, in each case as currently conducted (a “Material Adverse Effect”); it being understood that none of the following shall be deemed by itself or by themselves, either alone or in combination, to constitute a Material Adverse Effect: (A) changes in general economic, financial or other capital market conditions (including prevailing interest rates and foreign currency exchange rates), (B) a change in the market price or trading value of any securities of FI or CNH, as applicable, or any of their subsidiaries, (C) changes in conditions affecting the economy or any of the industries in which FI and CNH operate generally, (D) any change or effect resulting from compliance with the terms of this Agreement, (E) any change or effect resulting from the announcement or pendency of the Mergers or (F) any change or effect resulting from political instability, acts of terrorism or war, provided, that, with respect to clauses (A), (C) and (F), any effects resulting from any change, event, circumstance or development that disproportionately adversely affects FI or CNH, as applicable, and their respective subsidiaries compared to other companies of similar size operating in the industries in which FI and CNH, respectively, operate shall be considered for purposes of determining whether a Material Adverse Effect has occurred but only to the extent of such disproportionate effect.

(b) CNH shall give prompt written notice to FI, and FI shall give prompt written notice to CNH, of (i) any representation or warranty made by it in this Agreement that is qualified as to materiality becoming untrue, incorrect or incomplete in any respect or any such representation or warranty that is not so qualified becoming untrue, incorrect or incomplete in any material respect, (ii) the failure by FI or any of its subsidiaries (other than CNH and its subsidiaries) or by CNH or any of its subsidiaries, as applicable, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, or (iii) the occurrence of any change or event having, or which insofar as can be foreseen is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CNH or FI, as the case may be; provided, however, that no such notification shall (1) affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement, or (2) limit or otherwise affect the right of the party receiving such notice.

4.4 Indemnification, Exculpation and Insurance.

(a) The Articles of Association of DutchCo shall contain the provisions with respect to indemnification and exculpation from liability set forth in CNH’s Articles of Association on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the CNH Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the CNH Effective Time were directors, officers, employees or agents of CNH, unless such modification is required by law.

(b) For six years from the CNH Effective Time, DutchCo shall maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by directors’ and officers’ liability insurance policies of FI and CNH (including, for the avoidance of doubt, all current directors of CNH) for actions taken by such persons prior to the Closing Date on terms no less favorable than the terms of such current insurance coverage; provided, however, that in lieu of the purchase of such insurance by DutchCo, FI may purchase a six-year extended reporting period endorsement.

(c) In the event that DutchCo or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any person, then, and in each such case, DutchCo shall cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 4.4.

4.5 Disclosure.

(a) None of the information supplied by FI specifically for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective, will contain any untrue, incorrect or incomplete statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (ii) the prospectus included in the Registration Statement and any amendment or supplement thereto at the date of mailing to shareholders and at the times of the CNH Shareholders’ Meeting and the FI Shareholders’ Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or (iii) the CNH Shareholder Circular, at the date of its filing and publication and at the time of the CNH Shareholders’ Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. FI will cause the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. No representation or warranty is made by FI with respect to statements made or incorporated by reference in the Registration Statement or prospectus based on information supplied by CNH specifically for inclusion or incorporation by reference therein.

(b) None of the information supplied by CNH specifically for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective will contain any untrue, incorrect or incomplete statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (ii) the prospectus included in the Registration Statement and any amendment or supplement thereto at the date of mailing to shareholders and at the times of the CNH Shareholders’ Meeting and the FI Shareholders’ Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (iii) the Information Document, at the date of its filing and publication and at the time of the FI Shareholders’ Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.6 Fees and Expenses. Except as set forth in this Section 4.6, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Mergers are consummated; provided, however, that those expenses incurred in connection with preparation and printing of the Registration Statement, Information Document and NYSE Listing Application, as well as the filing fee relating to the Registration Statement paid to the SEC, will be shared equally by FI and CNH.

4.7 FNH Merger. Prior to the consummation of the Mergers, FI shall cause FNH to merge with and into FI (the “FNH Merger”). Following the FNH Merger, the separate corporate existence of FNH shall cease and FI shall continue as the sole surviving corporation and by operation of law, FI shall succeed to and assume all of the rights and obligations as well as the assets and liabilities of FNH in accordance with the applicable provisions of Dutch Law and Italian Law.

4.8 Public Announcements. Subject to any procedures currently in place between FI and CNH regarding the disclosure of information to the market, FI, on the one hand, and CNH, on the other hand, will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement (including the Mergers), including those press releases that may be required by applicable law, court process or by obligations pursuant to any listing agreement with any U.S., Dutch or Italian securities exchange; provided, however, that FI shall not make any disclosure without the prior written consent of CNH if doing so would violate or cause a violation of U.S. or Dutch securities laws for CNH, and CNH shall not make any disclosure without the prior written consent of FI if doing so would violate or cause a violation of U.S. or Italian securities laws for FI. Immediately following the signing of this Agreement, FI and CNH will issue a joint press release substantially in the form attached hereto as Exhibit D.

4.9 Listing of DutchCo Common Shares. FI shall use its best efforts to cause the DutchCo Common Shares to be issued in connection with the Mergers to be approved for listing on the NYSE subject to official notice of issuance, prior to the Closing Date or, failing admission to listing prior to the Closing Date, as promptly as practicable thereafter. DutchCo shall use its reasonable best efforts to cause the DutchCo Common Shares to be admitted to listing on the Mercato Telematico Azionario managed by Borsa Italiana by the first trading day following the Effective Time or, failing admission to listing by such date, as promptly as practicable thereafter. Prior to the Closing Date, CNH shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NYSE to enable the delisting by DutchCo of the CNH Common Shares from the NYSE and the deregistration of the CNH Common Shares under the Exchange Act as promptly as practicable after the CNH Effective Time, and in any event no more than ten (10) days after the Closing Date.

4.10 Merger Plans. CNH and DutchCo shall each use reasonable best efforts to cause the CNH Merger Proposal to be filed with the Amsterdam Chamber of Commerce on or before the date that is thirty (30) days prior to the date of the CNH Shareholders’ Meeting. FI and DutchCo shall use their reasonable best efforts to cause the Cross-Border Merger Terms to be filed with the Amsterdam Chamber of Commerce and the Turin Chamber of Commerce promptly following the approval of the Cross-Border Merger Terms by the FI shareholders.

4.11 Articles of Association of DutchCo. Prior to the consummation of the Mergers, FI, in its capacity as the sole shareholder of DutchCo as of the date hereof, shall take all action necessary to cause DutchCo to adopt the Articles of Association of DutchCo and the Special Voting Share Terms.

4.12 Amended and Restated Articles of Association of CNH; CNH Dividend and CNH FNH Dividend. As soon as practicable following the date hereof, (i) CNH shall prepare an information circular with respect to an extraordinary general meeting of the CNH shareholders, the agenda for which shall be substantially in the form of Exhibit A-4 attached hereto, (A) to consider the adoption of the Amended and Restated Articles of Association of CNH (attached hereto as Exhibit A-3) and (B) subject to the adoption of the Amended and Restated Articles of Association of CNH, to consider the declaration and payment by CNH of a dividend of US$10.00 per CNH Common Share (the “CNH Dividend”) and to allocate out of the then current CNH reserves to the Special Separate Reserve (as such term is defined in the Amended and Restated Articles of Association of CNH) the amount of US$10.00 per FNH CNH Share for the sole benefit and account of FNH (the “CNH FNH Dividend Allocation”), (ii) CNH shall call an extraordinary general meeting of the CNH shareholders to consider the adoption of the Amended and Restated Articles of Association of CNH, the declaration by CNH of the CNH Dividend and the implementation of the CNH FNH Dividend Allocation, (iii) FNH, as the majority shareholder of CNH, shall and FI, in its capacity as the sole shareholder of FNH, shall cause FNH to vote all of its CNH Common Shares in favor of the adoption of such Amended and Restated Articles of Association of CNH at such extraordinary general meeting, and (iv) FNH, as the majority shareholder of CNH, shall and FI, in its capacity as the sole shareholder of FNH, shall cause FNH to vote all of its CNH Common Shares in favor of the declaration by CNH of the CNH Dividend and the implementation of the CNH FNH Dividend Allocation at such extraordinary general meeting. CNH shall use its reasonable best efforts to cause the CNH Dividend to be paid prior to December 31, 2012 or, failing payment prior to December 31, 2012, as promptly as practicable thereafter. If, upon any termination of this Agreement, the CNH Dividend shall have been paid, then the CNH FNH Dividend Allocation shall immediately be paid as a dividend of US$10.00 per FNH CNH Share to the holders of the FNH CNH Shares (the “CNH FNH Dividend”), subject to a resolution to that effect from the meeting of holders of FNH CNH Shares in accordance with article 22 (Meetings of holders of FNH common shares) of the Amended and Restated Articles of Association of CNH. In the event that the CNH FNH Dividend is paid out, FNH, as the majority shareholder of CNH, shall and FI, in its capacity as the sole shareholder of FNH, shall cause FNH to, take such steps as necessary to eliminate the differences between the FNH CNH Shares and the CNH Common Shares as promptly as practicable. CNH shall be entitled to deduct and withhold from the dividend otherwise payable to any CNH shareholder such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax law. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes of this Agreement as having been paid to the CNH shareholder in respect of which such deduction or withholding was made.

Unless this Agreement is terminated in accordance with its terms, without the prior written consent of CNH, FNH, as the sole holder of FNH CNH Shares, shall and FI, in its capacity as the sole shareholder of FNH, shall cause FNH to, not resolve to pay out any dividend out of the Special Separate Reserve.

4.13 Report on FI Merger Consideration. FI shall cause Reconta Ernst & Young (“RE&Y”), the independent auditing firm of FI, to issue a report regarding the FI Merger Consideration (the FI Expert Report (as defined in Section 5.1(g))), and FI shall cause Ernst & Young LLP (“E&Y”), the independent auditing firm of DutchCo, or, if required by mandatory provision of Dutch Law, another reputable accounting firm appointed by DutchCo, to issue a report regarding the FI Merger Consideration, each in accordance with applicable provisions of Italian Law and applicable laws in the EU. FI shall use reasonable best efforts to cooperate with RE&Y in order to obtain a favorable report on the FI Merger Consideration and, in the event that RE&Y provides, or indicates an intention to provide, an unfavorable report, work in good faith with RE&Y to seek to address the auditors’ concerns with a view to obtaining a favorable report for a period of at least thirty (30) days unless RE&Y has advised the parties finally that it will be unable to provide a favorable report. Notwithstanding the foregoing and for the avoidance of doubt FI shall not be required to agree to any change or amendment to the terms of this Agreement or a Merger in order to obtain a favorable report.

4.14 Report on CNH Merger Consideration. CNH shall cause E&Y, the independent auditing firm of CNH, to issue a report regarding the CNH Merger Consideration (the CNH Expert Report (as defined in Section 5.1(i))), and FI shall cause E&Y, the independent auditing firm of DutchCo, or, if required by mandatory provision of Dutch Law, another reputable accounting firm appointed by DutchCo, to issue a report regarding the CNH Merger Consideration, each in accordance with applicable provisions of Dutch Law. CNH shall use reasonable best efforts to cooperate with E&Y in order to obtain a favorable report on the CNH Merger Consideration and, in the event that E&Y provides, or indicates an intention to provide, an unfavorable report, work in good faith with E&Y to seek to address the auditors’ concerns with a view to obtaining a favorable report for a period of at least thirty (30) days unless E&Y has advised the parties finally that it will be unable to provide a favorable report. Notwithstanding the foregoing and for the avoidance of doubt CNH shall not be required to agree to any change or amendment to the terms of this Agreement or a Merger in order to obtain a favorable report.

4.15 DutchCo Board of Directors. Effective on or prior to the FI Effective Time, the DutchCo Board of Directors shall consist of individuals designated by FI prior thereto in compliance with applicable law, any mandatory provisions of the Dutch Corporate Governance Code and any listing rules applicable to DutchCo at such time.

4.16 Certain Tax Matters.

(a) Each of CNH and FI shall use its commercially reasonable efforts to cause the CNH Merger to qualify for the Intended Tax Treatment, including by not taking any action that such party knows is reasonably likely to prevent such qualification, and shall report the CNH Merger and the other transactions contemplated by this Agreement in a manner consistent with the Intended Tax Treatment.

(b) CNH and FI shall each use its reasonable best efforts to obtain the Tax opinions described in Section 5.1(h) as of the Closing Date, including by making such reasonable and customary representations and covenants as are requested by each party’s Tax counsel in order to render such Tax opinions.

4.17 Exor. FI shall use its reasonable best efforts to procure that (i) promptly following the public announcement by the parties to this Agreement, Exor S.p.A. (“Exor”) will publicly state its support for the Mergers and (ii) as soon as practicable after the date hereof but in any event within 10 Business Days, Exor will enter into an agreement with CNH whereby Exor will undertake to (a) appear at the FI Shareholders’ Meeting (in person or by proxy) or otherwise cause all the FI Ordinary Shares held by Exor as of the record date of the FI Shareholders Meeting to be counted as present for purposes of determining a quorum; and (b) vote (or cause to be voted), such shares in favor of the FI Shareholder Approval and against any proposal that would render the FI Shareholder Approval invalid or ineffective.

ARTICLE V

CONDITIONS PRECEDENT TO CLOSING

5.1 Conditions to Each Party’s Obligations to Close. The respective obligation of each party to effect the Mergers is subject to the satisfaction or, to the extent permitted by applicable law, waiver (in writing) prior to the Closing Date of the following conditions:

(a) Shareholder Approvals. The Shareholder Approvals shall have been obtained.

(b) Stock Market Listing. The DutchCo Common Shares issuable to the holders of FI Ordinary Shares and CNH Common Shares pursuant to this Agreement and pursuant to the exercise of the DutchCo Equity Incentives shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) No Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order which is in effect and prohibits consummation of the Mergers in accordance with the terms of this Agreement. No Order shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the Mergers.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or, to the knowledge of FI or CNH, threatened by the SEC.

(e) Payments in Respect of Rescission Shares or Creditors Opposition Rights. The amount of cash, if any, to be paid (i) to the holders of Rescission Shares in connection with the FI Merger and/or (ii) to any creditors of FI pursuant to any creditor opposition rights proceeding against FI under Italian Law, shall not exceed in the aggregate Euro 325 million.

(f) Expiration or Satisfaction of FI Creditor Claims. The 60-day period following the date upon which the resolutions of the FI Shareholders’ Meeting have been filed with the Companies’ Register at the Italian Chamber of Commerce in Turin shall have expired or have been earlier terminated pursuant to the posting of a bond by FI sufficient to satisfy FI’s creditors’ claims, if any.

(g) FI Expert Report. RE&Y shall have delivered to FI, in accordance with the applicable provisions of Italian Law and applicable laws in the EU, a report with respect to the fairness of the FI Exchange Ratio (a copy of which shall have been provided to CNH as soon as practicable upon delivery thereof to FI) (the “FI Expert Report”).

(h) Tax Opinion. CNH shall have received an opinion of McDermott Will & Emery LLP or other nationally recognized Tax counsel (the choice of such other Tax counsel must have been approved by the Special Committee of the Board of Directors of CNH in its reasonable discretion) and FI shall have received an opinion of Sullivan & Cromwell LLP or other nationally recognized Tax counsel, in each case as of the Closing Date, to the effect that the CNH Merger will qualify for the Intended Tax Treatment. In rendering the opinions described in this Section 5.1(h), each party’s Tax counsel may require and rely upon (and may incorporate by reference) reasonable and customary representations and covenants, including those contained in certificates of officers of CNH and FI. For the avoidance of doubt, CNH and FI shall not choose to appoint the same Tax counsel to render the opinion under this Section 5.1(h).

(i) CNH Expert Report. E&Y shall have delivered to CNH, in accordance with the applicable provisions of Dutch Law and applicable laws in the EU, a report with respect to the fairness of the CNH Exchange Ratio (a copy of which shall have been provided to the other party as soon as practicable upon delivery thereof to FI) (the “CNH Expert Report”).

(j)	CNH Dividend. The CNH Dividend shall have been paid.

(k)	Mergers Cross-Conditional. All actions necessary to cause each of the Mergers to become effective shall have been taken by DutchCo, FI, FNH and CNH.

5.2 Additional Conditions to CNH’s Obligations to Close. The obligation of CNH to effect the CNH Merger is subject to the satisfaction or waiver (in writing) prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties of FI. (i) The representations and warranties of FI set forth in Exhibit B hereto that are qualified by reference to a Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of FI set forth in Exhibit B hereto that are not qualified by reference to a Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 5.2(a) shall be deemed to have been satisfied even if any representations and warranties of FI (other than Sections 1, 2 and 3 of Exhibit B, which must be true and correct in all material respects) are not so true and correct unless the failure of such representations and warranties of FI to be so true and correct, individually or in the aggregate, has had a Material Adverse Effect.

(b) Performance of Obligations of FI and DutchCo. Each of FI and DutchCo shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) No Material Adverse Effect. From the date hereof to the Closing Date, there shall not have occurred any Material Adverse Effect on FI and its subsidiaries, excluding CNH and CNH’s subsidiaries, taken as a whole.

5.3 Additional Conditions to FI and FNH’s Obligations to Close. The obligations of FI and FNH to effect the FI Merger and the FNH Merger, respectively, are subject to the satisfaction or waiver (in writing) prior to the Closing Date of the following conditions.

(a) Representations and Warranties of CNH. (i) The representations and warranties of CNH as set forth in Exhibit C hereto that are qualified by reference to a Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of CNH set forth in Exhibit C hereto that are not qualified by reference to a Material Adverse Effect shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 5.3(a) shall be deemed to have been satisfied even if any representations and warranties of CNH (other than Sections 1, 2, and 3 of Exhibit C, which must be true and correct in all material respects) are not so true and correct unless the failure of such representations and warranties of CNH to be so true and correct, individually or in the aggregate, has had a Material Adverse Effect.

(b) Performance of Obligations of CNH. CNH shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) No Material Adverse Effect. From the date hereof to the Closing Date, there shall not have occurred any Material Adverse Effect on CNH and its subsidiaries taken as a whole.

ARTICLE VI

BOARD RECOMMENDATION

6.1 CNH Board Recommendation. The Board of Directors of CNH, with due consideration to a potential conflict of interest, given the position of FI as majority shareholder of CNH, having received extensive legal and financial advice, having conducted such due diligence in respect of FI as deemed appropriate, and having given due and careful consideration to strategic and financial aspects and consequences of the proposed Mergers, has reached the conclusion that, taking into account the current circumstances, the CNH Merger is fair to the shareholders of CNH from a financial point of view and in the best interests of CNH and all of its stakeholders. The CNH Board of Directors, acting through its unconflicted directors, will support and unanimously recommend the CNH Merger to the CNH shareholders and will recommend voting in favor of the CNH Shareholder Approval and any ancillary resolutions submitted to the CNH Shareholders’ Meeting.

6.2 FI Board Recommendation. The Board of Directors of FI, having received extensive legal and financial advice, and having given due and careful consideration to strategic and financial aspects and consequences of the proposed Mergers, has positively resolved upon the Mergers and has reached the conclusion that, taking into account the current circumstances, such Mergers are fair to the shareholders of FI from a financial point of view and are in the best interests of FI and are fair to FI shareholders. The Board of Directors of FI will support and unanimously recommend the Mergers and will recommend voting in favor of the FI Shareholder Approval and any ancillary resolutions submitted to the FI Shareholders’ Meeting.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the FNH Effective Time and (except in the case of Section 7.1(a)) whether before or after the Shareholder Approvals:

(a) by mutual written consent of FI and CNH, prior to receipt of the Shareholder Approvals, if the Board of Directors of each so determines by the affirmative vote of (i) a majority of the members of its entire Board of Directors, in the case of FI, and (ii) a majority of the unconflicted members of the Board of Directors, in the case of CNH;

(b) by either FI or CNH if (i) all of the conditions set forth in Section 5.1 hereof shall not have been satisfied or waived by October 31, 2013 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose material breach of a representation, warranty or covenant in this Agreement has been a principal cause of the failure of the conditions set forth in Section 5.1 to be satisfied by the End Date, or (ii) at any time following the date hereof if any of the conditions set forth in Section 5.1 hereof shall have become incapable of being satisfied; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party whose material breach of a representation, warranty or covenant in Article IV of this Agreement has been a principal cause of the failure of any of the conditions set forth in Section 5.1 to be capable of being satisfied;

(c) by FI if at any time following the date hereof any of the conditions set forth in Section 5.3 hereof shall have become incapable of being satisfied;

(d) by CNH if at any time following the date hereof any of the conditions set forth in Section 5.2 hereof shall have become incapable of being satisfied;

(e) by either FI or CNH, if any approval of the shareholders of CNH or FI required for the consummation of the Mergers shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of CNH’s shareholders or FI shareholders, as the case may be, or at any adjournment or postponement thereof;

(f) by FI if the FI Expert Report includes an unfavorable conclusion with respect to the fairness of the FI Exchange Ratio taking into account the impact of the Mergers, including the CNH Exchange Ratio, and no subsequent report including a favorable conclusion is received within the period specified in Section 4.13; or

(g) by CNH if the CNH Expert Report concludes that the CNH Exchange Ratio, taking into account the impact of the Mergers, including the FI Exchange Ratio, is not fair and no subsequent report concluding that the CNH Exchange Ratio is fair is received within the period specified in Section 4.14.

7.2 Effect of Termination.

(a) In the event of termination of this Agreement by either CNH or FI as provided in Section 7.1 hereof, and subject to the provisions of Section 8.1 hereof, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of FI, FNH, DutchCo or CNH or their respective officers or directors, except as set forth in this Section 7.2 and in Section 4.2(a), Section 4.8 and Article VIII hereof, which shall survive termination. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive any termination of this Agreement.

7.3 Amendment. This Agreement may be amended by the parties at any time before or after the Shareholder Approvals; provided, however, that after such Shareholder Approvals have been obtained there shall not be made any amendment that by law requires further approval by either the shareholders of CNH or the shareholders of FI without the further approval of such shareholders or shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

7.4 Extension; Waiver. At any time prior to the CNH Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 7.3 hereof, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing, signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

7.5 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 7.1 hereof, an amendment of this Agreement pursuant to Section 7.3 hereof or an extension or waiver pursuant to Section 7.4 hereof shall, in order to be effective, require in the case of FI or CNH, action by its Board of Directors, acting by the affirmative vote of (i) a majority of the members of its entire Board of Directors, in the case of FI, and (ii) a majority of the unconflicted members of the Board of Directors eligible to vote on such matter in accordance with the Dutch Corporate Governance Code, in the case of CNH.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the CNH Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the CNH Effective Time.

8.2 Obligations of Parents and Subsidiaries. Whenever this Agreement requires a subsidiary of FI, including FNH and DutchCo (other than CNH or any subsidiary of CNH), to take any action, such requirement shall be deemed to include an undertaking on the part of FI to cause such subsidiary to take such action. Whenever this Agreement requires a subsidiary of CNH to take any action, such requirement shall be deemed to include an undertaking on the part of CNH to cause such subsidiary to take such action.

8.3 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to FI or FNH, to

Fiat Industrial S.p.A.

Via Nizza 250

Torino 10126, Italy

Facsimile: +39 011 0062509

Email:       roberto.russo@fiatindustrial.com

Attention: Roberto Russo

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Facsimile: (212) 291-9101

Email:       millersc@sullcrom.com

Attention: Scott D. Miller

(b) if to CNH, to:

CNH Global N.V.

6900 Veterans Boulevard

Burr Ridge, Illinois 60527-7111

Facsimile: (630) 887-2344

Email:       michael.going@cnh.com

Attention: Michael P. Going

with a copy to:

Cravath Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

T: (212) 474-1000

F: (212) 474-3700

Email:       mgreene@cravath.com

Attention: Mark Greene

8.4 Definitions. For purposes of this Agreement:

(a) “affiliate” with respect to any person means another person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. For the purposes of this definition, “control” means, as to any person, the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise. The term “controlled” shall have a correlative meaning.

(b) “Agreement” has the meaning set forth in the preamble.

(c) “Amended and Restated Articles of Association of CNH” means the Amended and Restated Articles of Association of CNH, in the form attached hereto as Exhibit A-3.

(d) “Ancillary Documents” means the Articles of Association of DutchCo, the Special Voting Share Terms, the Amended and Restated Articles of Association of CNH, the Information Document, CNH Shareholder Circular, the NYSE Listing Application, the EU Listing Application, the Confidentiality Agreement, and the Merger Plans.

(e) “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, Foreign Antitrust Laws and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(f) “Applicable Employee Benefits Law” has the meaning set forth in Section 16(a) of Exhibit B.

(g) “Articles of Association of DutchCo” mean Articles of Association of DutchCo in the form attached hereto as Exhibit A-1.

(h) “Borsa Italiana” has the meaning set forth in Section 4.1(d).

(i) “Business Day” means any day other than a Saturday or Sunday or a day on which banking institutions are authorized or obligated by law or order to close in The City of New York, Amsterdam, The Netherlands and Milan, Italy.

(j) “Closing” has the meaning set forth in Section 1.2.

(k) “Closing Date” has the meaning set forth in Section 1.2.

(l) “CNH” has the meaning set forth in the preamble.

(m) “CNH Audited Financial Statements” has the meaning set forth in Section 11(b) of Exhibit C.

(n) “CNH Benefit Plans” has the meaning set forth in Section 15 of Exhibit C.

(o) “CNH Common Shares” means the common shares of CNH, par value €2.25 per share and, subject to the adoption of the Amended and Restated Articles of Association of CNH, shall include the FNH CNH Shares.

(p) “CNH Deed of Merger” has the meaning set forth in Section 1.3.

(q) “CNH Defendant” has the meaning set forth in Section 8.9.

(r) “CNH Disclosure Schedule” has the meaning set forth in Section 2.2.

(s) “CNH Dividend” has the meaning set forth in Section 4.12.

(t) “CNH Effective Time” has the meaning set forth in Section 1.3.

(u) “CNH Exchange Ratio” has the meaning set forth in Section 1.6(b)

(v) “CNH Expert Report” has the meaning set forth in Section 5.1(i).

(w) “CNH Financial Statements” has the meaning set forth in Section 5 of Exhibit C.

(x) “CNH FNH Dividend” has the meaning set forth in Section 4.12.

(y) “CNH FNH Dividend Allocation” has the meaning set forth in Section 4.12.

(z) “CNH Internal Projections” has the meaning set forth in the CNH Disclosure Schedule.

(aa) “CNH Merger” has the meaning set forth in Section 1.1.

(bb) “CNH Material Contracts” has the meaning set forth in Section 9 of Exhibit C.

(cc) “CNH Merger Consideration” has the meaning set forth in Section 1.6(b).

(dd) “CNH Merger Proposal” has the meaning set forth in the Recitals.

(ee) “CNH Option Plans” has the meaning set forth in Section 2 of Exhibit C.

(ff) “CNH Options” has the meaning set forth in Section 2 of Exhibit C.

(gg) “CNH Plans” has the meaning set forth in Section 7 of Exhibit C.

(hh) “CNH SEC Documents” has the meaning set forth in Section 11(a) of Exhibit C.

(ii) “CNH Shareholder Approval” has the meaning set forth in Section 3 of Exhibit C.

(jj) “CNH Shareholder Circular” means the Explanatory Notes to the Agenda of the CNH Shareholders’ Meeting, including any documentation required or conducive for the shareholders of CNH to be adequately informed about the Mergers in order to resolve on the CNH Merger.

(kk) “CNH Shareholders’ Meeting” has the meaning set forth in Section 4.1(d).

(ll) “CNH-DutchCo Options” has the meaning set forth in Section 1.6(d).

(mm) “Confidentiality Agreement” means the non-disclosure agreement executed by each of FI and CNH on July 23, 2012.

(nn) “Code” means the United States Internal Revenue Code of 1986, as amended.

(oo) “CONSOB” means the Commissione Nazionale per le Societa e la Borsa, the Italian securities regulatory commission.

(pp) “Cross-Border Merger Terms” has the meaning set forth in the Recitals.

(qq) “Deed of Demerger” means the Deed of Demerger executed by Fiat S.p.A. and FI dated December 16, 2010.

(rr) “Deed of Merger” has the meaning set forth in Section 1.3.

(ss) “Demerger” means the demerger of FI from Fiat S.p.A. that occurred as of January 1, 2011.

(tt) “Demerger Plan” means the Demerger Plan approved by the Board of Directors of Fiat S.p.A. and FI on July 21, 2010 and filed with the Companies Register of Turin on August 4, 2010.

(uu) “Dutch Civil Law Notary” has the meaning set forth in Section 1.2.

(vv) “Dutch Law” has the meaning set forth in Section 1.1.

(ww) “DutchCo” has the meaning set forth in the preamble.

(xx) “DutchCo Common Shares” means the common shares of DutchCo, par value €0.01 per share.

(yy) “DutchCo Equity Incentives” has the meaning set forth in Section 1.6(d).

(zz) “Effective Time” has the meaning set forth in Section 1.3.

(aaa) “End Date” has the meaning set forth in Section 7.1(b).

(bbb) “Environmental Law” means any law relating to: (i) emissions, discharges, releases or threatened releases of Hazardous Material (as defined below) into the environment, including into ambient air, soil, sediments, land surface or subsurface, buildings or facilities, surface water, groundwater, publicly owned treatment works, septic systems or land; (ii) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation or shipment of Hazardous Material; (iii) protection of the environment; or (iv) employee health and safety.

(ccc) “EU” means the European Union.

(ddd) “EU Listing Application” has the meaning set forth in Section 4.1(a).

(eee) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(fff) “E&Y” means Ernst & Young LLP.

(ggg) “FI” has the meaning set forth in the preamble.

(hhh) “FI Audited Financial Statements” has the meaning set forth in Section 10(b) of Exhibit B.

(iii) “FI Benefit Plan” has the meaning set forth in Section 16 of Exhibit B.

(jjj) “FI CONSOB Documents” has the meaning set forth in Section 10(a) of Exhibit B.

(kkk) “FI Deed of Merger” has the meaning set forth in Section 1.3.

(lll) “FI Disclosure Schedule” has the meaning set forth in Section 2.1.

(mmm) “FI Effective Time” has the meaning set forth in Section 1.3.

(nnn) “FI Equity Plan” has the meaning set forth in Section 2 of Exhibit B.

(ooo) “FI Exchange Ratio” has the meaning set forth in Section 1.6(a).

(ppp) “FI Expert Report” has the meaning set forth in Section 5.1(g).

(qqq) “FI Financial Statements” has the meaning set forth in Section 5 of Exhibit B.

(rrr) “FI Internal Projections” has the meaning set forth in the FI Disclosure Schedule.

(sss) “FI Material Contracts” has the meaning set forth in Section 9 of Exhibit B.

(ttt) “FI Merger Consideration” has the meaning set forth in Section 1.6(a).

(uuu) “FI Merger” has the meaning set forth in Section 1.1.

(vvv) “FI Options” has the meaning set forth in Section 2 of Exhibit B.

(www) “FI Ordinary Shares” means the ordinary shares of FI, par value €1.57 per share.

(xxx) “FI Plans” has the meaning set forth in Section 7 of Exhibit B.

(yyy) “FI Shareholder Approval” has the meaning set forth in Section 3 of Exhibit B.

(zzz) “FI Shareholders’ Meeting” has the meaning set forth in Section 4.1(d).

(aaaa) “Fiat” means Fiat S.p.A.

(bbbb) “FI-DutchCo Equity Incentives” has the meaning set forth in Section 1.6(c).

(cccc) “FNH” has the meaning set forth in the preamble.

(dddd) “FNH CNH Shares” means the FNH common shares as set forth in the Amended and Restated Articles of Association of CNH.

(eeee) “FNH Cross-Border Merger Terms” has the meaning set forth in the Recitals.

(ffff) “FNH Deed of Merger” has the meaning set forth in Section 1.3.

(gggg) “FNH Effective Time” has the meaning set forth in Section 1.3.

(hhhh) “FNH Merger” has the meaning set forth in Section 4.7.

(iiii) “Foreign Antitrust Laws” means the applicable requirements of antitrust competition or other similar laws, rules, regulations and judicial doctrines of jurisdictions other than the United States.

(jjjj) “Governmental Entity” means all Italian, Dutch or European Union courts, administrative or regulatory agencies or commissions or other governmental authorities or agencies.

(kkkk) “Hazardous Material” means (i) hazardous materials, contaminants, constituents, medical wastes, hazardous or infectious wastes and hazardous substances as those terms are defined in the Italian or other applicable laws, (ii) petroleum, including crude oil and any fractions thereof, (iii) natural gas, synthetic gas and any mixtures thereof, (iv) asbestos and/or asbestos-containing material, and (v) polychlorinated biphenyls (“PCBs”) or materials or fluids containing PCBs in excess of 50 parts per million.

(llll) “IFRS” means the International Financial Reporting Standards issued by the International Accounting Standard Board as adopted by the European Union and with the provision implementing art. 9 of Legislative Decree n. 38/2005.

(mmmm) “Information Document” has the meaning set forth in Section 4.1(a).

(nnnn) “Intended Tax Treatment” has the meaning set forth in the Recitals.

(oooo) “Intra-Group Contract” means any contract between or among FI, any subsidiaries of FI and/or any affiliates of FI.

(pppp) “Italian Law” has the meaning set forth in Section 1.2.

(qqqq) “knowledge” means the actual knowledge, without independent enquiry, of the executive officers of CNH or FI, as the case may be, who participated directly in the preparation of this Agreement.

(rrrr) “Material Adverse Effect” has the meaning set forth in Section 4.3(a).

(ssss) “Merger Consideration” has the meaning set forth in Section 1.6(b).

(tttt) “Merger Plans” has the meaning set forth in the Recitals.

(uuuu) “Mergers” has the meaning set forth in Section 1.1.

(vvvv) “Monte Titoli” has the meaning set forth in Section 1.6(a).

(wwww) “NYSE” means the New York Stock Exchange.

(xxxx) “NYSE Listing Application” has the meaning set forth in Section 4.1(a).

(yyyy) “Order” means any law, statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent).

(zzzz) “Organizational Documents” means, with respect to any person, (x) the articles or certificate of incorporation, articles of association, or bylaws of such person; (y) any shareholder agreement, members agreement, charter or similar document adopted or filed in connection with the creation, formation, or organization of such person; and (z) any amendment to any of the foregoing.

(aaaaa) “PCBs” has the meaning set forth in the definition of “Hazardous Materials”.

(bbbbb) “Permits” has the meaning set forth in Section 8(a) of Exhibit B.

(ccccc) “person” means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

(ddddd) “Registration Statement” has the meaning set forth in Section 4.1(a).

(eeeee) “Regulatory Agencies” means all relevant Italian, Dutch, United States, European Union and other foreign regulatory agencies.

(fffff) “Representative” means, with respect to any person, the officers, employees, accountants, counsel, financial advisors and other representatives of such person.

(ggggg) “Rescission Shares” has the meaning set forth in Section 1.9.

(hhhhh) “RE&Y” means Reconta Ernst & Young S.p.A.

(iiiii) “SEC” means the United States Securities and Exchange Commission.

(jjjjj) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(kkkkk) “Shareholder Approvals” has the meaning set forth in Section 4.1(d).

(lllll) “Special Separate Reserve” has the meaning set forth in Section 4.12.

(mmmmm) “Special Voting Share Terms” means the Terms and Conditions of the Special Voting Shares of DutchCo, in the form attached hereto as Exhibit A-2.

(nnnnn) “Special Voting Shares” has the meaning set forth in the Special Voting Share Terms.

(ooooo) “subsidiary” with respect to any person means another person, the capital of which is controlled directly or indirectly by such first person; for this purpose, the notion of a “controlled person” means a person in which another person has at its disposal the majority of the votes to be cast in a meeting of the holders of shares, stock, quotas or other interests of any kind.

(ppppp) “Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns and any amendments thereto.

(qqqqq) “Taxes” means all income, property, sales, excise and other taxes of any nature whatsoever (whether payable directly or by withholding), together with any interest and penalties, additions to tax or additional amounts imposed with respect thereto.

(rrrrr) “Total Shares” has the meaning set forth in Section 4.1(d).

(sssss) “U.S. GAAP” has the meaning set forth in Section 11(b) of Exhibit C.

8.5 Interpretation. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” and “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

8.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

8.7 Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Ancillary Documents constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and except for the provisions of Article I and Section 4.4 hereof, are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, except of the right of each party to pursue damages (including damages for the loss of the economic benefits of the transactions contemplated by this Agreement) in the event of a breach of this Agreement by any other parties hereto

8.8 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the Netherlands, regardless of the laws that might otherwise govern under applicable principles of conflict of laws thereof. To the extent permitted by Dutch Law, each of the parties irrevocably and unconditionally submits to the exclusive jurisdiction of the competent courts in Amsterdam, the Netherlands, for the purposes of any suit, action or other proceeding, including any injunctive relief sought in summary proceedings, relating to this Agreement (and each agrees that no such action, suit or proceeding relating to this Agreement shall be brought by it or any of its Representatives except in such courts), without prejudice to the right of appeal and that of appeal to the Supreme Court (Hoge Raad). Each of the parties further agrees to the extent permitted by applicable law that service of any process, summons, notice or document by mail to such party’s respective address set forth in Section 8.3 shall be effective service of process for any action, suit or proceeding in Amsterdam, the Netherlands, with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the parties irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the competent courts in Amsterdam, the Netherlands.

8.9 CNH Litigation. FI shall be entitled to participate in the defense or settlement of any litigation initiated by or on behalf of any party against CNH, any of CNH’s subsidiaries and/or the members of its or their boards of directors (or equivalent governing bodies) (each, a “CNH Defendant”) relating to the Mergers, and each CNH Defendant will consult reasonably with FI prior to making any material decision on such litigation and no settlement of any such litigation shall be agreed to by any CNH Defendant without FI’s prior consent (not to be unreasonably withheld, conditioned or delayed).

8.10 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

8.11 Actions by CNH. CNH and its subsidiaries shall not exercise any right, grant any consent or otherwise take any action under this Agreement without the express direction of a majority of the unconflicted members of the Board of Directors eligible to vote on such matter in accordance with the Dutch Corporate Governance Code.

8.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

FIAT INDUSTRIAL S.P.A.

By	/S/ SERGIO MARCHIONNE
	Name:	Sergio Marchionne
	Title:	Chairman

FIAT NETHERLANDS HOLDING N.V.

By	/S/ SERGIO MARCHIONNE
	Name:	Sergio Marchionne
	Title:	Attorney in Fact

CNH GLOBAL N.V.

By
	Name:	Thomas J. Colligan
	Title:	Authorized Person

FI CBM HOLDINGS N.V.

By
	Name:	Derek Neilson
	Title:	Director

[SIGNATURE PAGE TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

FIAT INDUSTRIAL S.P.A.

By
Name:
Title:

FIAT NETHERLANDS HOLDING N.V.

By
Name:
Title:

CNH GLOBAL N.V.

By
Name:
Title:

FI CBM HOLDINGS N.V.

By	/S/ DEREK NEILSON
	Name:	Derek Neilson
	Title:	Director

[SIGNATURE PAGE TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

FIAT INDUSTRIAL S.P.A.

By
	Name:	Sergio Marchionne
	Title:	Chairman

FIAT NETHERLANDS HOLDING N.V.

By
	Name:	Sergio Marchionne
	Title:	Attorney in Fact

CNH GLOBAL N.V.

By	/S/ THOMAS J. COLLIGAN
	Name:	Thomas J. Colligan
	Title:	Authorized Person

FI CBM HOLDINGS N.V.

By
	Name:	Derek Neilson
	Title:	Director

[SIGNATURE PAGE TO MERGER AGREEMENT]

EXHIBIT A-1

ARTICLES OF ASSOCIATION OF DUTCHCO

(Redacted)

EXHIBIT A-2

TERMS AND CONDITIONS OF SPECIAL VOTING SHARES OF DUTCHCO

(Redacted)

EXHIBIT A-3

AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF CNH

(Redacted)

EXHIBIT A-4

AGENDA FOR THE EXTRAORDINARY GENERAL MEETING OF CNH SHAREHOLDERS

(Redacted)

EXHIBIT B

REPRESENTATIONS AND WARRANTIES OF FI

1. Organization, Standing and Corporate Power. FI and each of its subsidiaries (other than CNH and its subsidiaries) is a joint stock company or limited liability company duly organized, validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the laws of the jurisdiction in which it is organized and has the requisite organizational power and authority to own, lease and operate its properties and to carry on its business as now being conducted. FI and each of its subsidiaries (other than CNH and its subsidiaries) is duly qualified or licensed to do business in each jurisdiction in which such qualification or licensing is necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a Material Adverse Effect on FI.

2. Capital Structure; Subsidiaries. As of the date of this Agreement, the authorized, issued and outstanding share capital of FI consists of 1,222,560,414 FI Ordinary Shares of €1.57 par value each represented by a book-entry position with depositary intermediaries participating in Monte Titoli. The rights, preferences and privileges of FI Ordinary Shares are as stated in FI’s Articles of Association and in the applicable Italian Laws. As of the date of this Agreement, the authorized capital stock of FNH is equal to €5,500,000,000, and the issued and outstanding shares of FNH consist of 94,923,538 FNH common shares of €27.50 par value each and all such shares were held directly by FI. As of the date of this Agreement, the issued and outstanding shares of DutchCo consist of 25,000,000 ordinary shares and all such shares were held directly by FI. Schedule 2 of the FI Disclosure Schedule sets forth, as of the date of this Agreement, a true, correct and complete list of all holders of options to purchase FI Ordinary Shares (“FI Options”). As of the date of this Agreement, other than each option, restricted share unit, performance unit or share appreciation right granted pursuant to the Fiat Industrial Long Term Incentive Plan (the “FI Equity Plan”), there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which FI or any of its subsidiaries (other than CNH and its subsidiaries) is a party or by which any of them is bound obligating FI or any of its subsidiaries (other than CNH and its subsidiaries) to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares or other securities (whether voting or otherwise) of FI or of any of its subsidiaries (other than CNH and its subsidiaries) or to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. DutchCo has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Mergers and the other transactions contemplated by this Agreement.

3. Authority. Each of FI, FNH and DutchCo has the requisite corporate power and authority to enter into this Agreement and, subject to the approval of the FI shareholders (the “FI Shareholder Approval”) and to the approval of FI, as sole shareholder of FNH and DutchCo, to consummate the transactions contemplated hereby. The Board of Directors of FI, acting through its unconflicted directors, at a meeting duly called and held: (a) having given due and careful consideration to strategic and financial aspects and consequences of the proposed Mergers, that such Mergers are in the best interests of FI and are fair to FI shareholders; (b) approved the consolidated financial statements of FI dated as of June 30, 2012; (c) resolved upon the adoption of this Agreement and approved of and resolved to recommend that the holders of FI Ordinary Shares approve the Mergers and the consummation of the transactions contemplated by this Agreement upon the terms and subject to the conditions set forth in this Agreement and in accordance with Dutch Law and Italian Law which will be submitted for approval by the holders of FI Ordinary Shares; and (d) resolved that the Mergers, the Cross-Border Merger Terms, this Agreement and the transactions contemplated by this Agreement shall be submitted for consideration by the holders of the FI Ordinary Shares. The execution and delivery of this Agreement and the consummation by each of FI, FNH and DutchCo of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of FI, FNH and DutchCo, respectively, subject only to the FI Shareholder Approval and to the approval of FI, as sole shareholder of FNH and DutchCo. This Agreement has been duly executed and delivered by each of FI, FNH and DutchCo and constitutes a valid and binding obligation of each, enforceable against each in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity.

4. Consents and Approvals; No Violations. Except as set forth on Schedule 4 of the FI Disclosure Schedule, the execution and delivery of this Agreement by FI, FNH and DutchCo does not, and the consummation by FI, FNH and DutchCo of the transactions contemplated by this Agreement and compliance by FI, FNH and DutchCo with the obligations of this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration under: (a) the Bylaws of FI; (b) any FI Material Contract; (c) any license, permit or other instrument, contract or agreement granted by, or entered into with any Regulatory Agency; or (d) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to FI or any of its subsidiaries (other than CNH and its subsidiaries) or their respective properties or assets, other than, in the case of (b), (c) and (d), any such conflicts, violations, defaults or rights that individually or in the aggregate would not (x) have a Material Adverse Effect on FI or (y) materially impair the ability of FI, FNH or DutchCo to perform its obligations under this Agreement. Except as set forth on Schedule 4 of the FI Disclosure Schedule, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by FI or any of its subsidiaries (other than CNH and its subsidiaries) in connection with the execution and delivery of this Agreement by FI, FNH or DutchCo or the consummation by FI, FNH or DutchCo of the transactions contemplated by this Agreement, except for (i) the publication of the Information Document (as defined in Section 4.1(a) hereof), the minutes from the FI Shareholders’ Meeting (as defined in Section 4.1(d) hereof) and certain other documents as required under Italian Law relating to the Mergers, (ii) the filing, publication and recordation of the FI Deed of Merger and the FNH Deed of Merger and other appropriate documents and notices with the Companies’ Register in Turin, Italy, and in Amsterdam, The Netherlands, respectively, and with the Turin Chamber of Commerce and the Amsterdam Chamber of Commerce, respectively, (iii) filings with respect to, and the receipt, termination or expiration, as applicable, of approvals or waiting periods required under any applicable Antitrust Law, (iv) applicable requirements of the Securities Act, the Exchange Act, other applicable foreign securities law and state securities, takeover and “blue sky” laws, as may be required in connection with this Agreement and the transactions contemplated hereby, (v) any filings with and approvals of the Borsa Italiana, and (vi) such other consents, approvals, orders, authorizations, registrations, declarations, disclosures and filings required by applicable laws, the failure of which to be obtained or made would not, individually or in the aggregate, (x) have a Material Adverse Effect on FI or (y) materially impair the ability of FI, FNH or DutchCo to perform its obligations under this Agreement.

5. Financial Statements. True and complete copies of the audited consolidated balance sheet of FI for each of the fiscal years ended as of December 31, 2011 and December 31, 2010, and the related audited consolidated statements of income, retained earnings, shareholders’ equity and changes in financial position of FI, together with all related notes and schedules thereto, accompanied by the reports thereon of FI’s accountants (the “FI Financial Statements”) are reflected in FI’s Annual Report for the period ended December 31, 2011. The FI Financial Statements have been prepared in accordance with IFRS and present clearly and give a true and fair view of the financial position, the results of operations and the cash flows of the Fiat Industrial Group as of, and for, the periods then ended.

6. Absence of Certain Changes or Events. Except as disclosed in Schedule 6 of the FI Disclosure Schedule, since September 30, 2012, FI and its subsidiaries (other than CNH and its subsidiaries) have conducted their business only in the ordinary course consistent with prior practice and (a) FI and its subsidiaries (other than CNH and its subsidiaries) have not incurred any liability or obligation (indirect, direct or contingent), or entered into any oral or written agreement or other transaction, that is not in the ordinary course of business or that would, individually or in the aggregate, result in a Material Adverse Effect on FI, except for any such changes or effects resulting from this Agreement, the transactions contemplated hereby or the announcement thereof and (b) there has been no event, circumstance or development that, to FI’s knowledge, would have a Material Adverse Effect on FI.

7. Certain Agreements. Except as set forth on Schedule 7 of the FI Disclosure Schedule: Other than the FI Equity Plan, there is no option, share appreciation right, restricted share, share purchase or other equity-based plan or agreement that FI maintains or to which FI is a party (collectively, the “FI Plans”). FI is not a party to any oral FI Plans. As of the date of this Agreement, FI is not a party to any oral or written agreement or plan, including any FI Plan, any of the benefits of which will be increased, the vesting or exercisability of the benefits of which will be accelerated, or any material entitlement will result, by or from (i) the occurrence or consummation of any of the transactions contemplated by this Agreement, (ii) the execution of this Agreement or (iii) shareholder approval of this Agreement, in each case, either alone or upon the occurrence of any additional or further acts or events. No holder of any FI Options, or shares of FI Ordinary Shares granted in connection with the performance of services for FI, is or will be entitled to receive cash from FI in lieu of or in exchange for such option or shares as a result of the transactions contemplated by this Agreement either alone or upon the occurrence of any additional or further acts or events (other than in lieu of fractional shares). None of (i) the execution of this Agreement, (ii) shareholder approval of this Agreement or (iii) the consummation of any of the Mergers and the other transactions contemplated by this Agreement, in each case, either alone or together with any other event, will entitle any employees of FI or any of its subsidiaries (other than CNH and its subsidiaries) to severance, termination or similar pay or benefits or any increase such payments or benefits, upon any termination of employment after the date of this Agreement.

8. Compliance with Applicable Laws.

(a) Except as disclosed in Schedule 8(a) of the FI Disclosure Schedule, each of FI and its subsidiaries (other than CNH and its subsidiaries) has in effect all Italian, EU and other governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights (“Permits”) necessary, under applicable laws, for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except for the lack of Permits and for defaults under Permits which individually or in the aggregate would not have a Material Adverse Effect on FI. Except as disclosed in Schedule 8(a) of the FI Disclosure Schedule, FI and its subsidiaries (other than CNH and its subsidiaries) are not in violation of, and have no liabilities under, any applicable law, ordinance or regulation or any order, judgment, injunction, decree or other requirement of any court, arbitrator or governmental or regulatory body, relating to labor and employment practices, health and safety or zoning, except for violations of or liabilities under any of the foregoing which individually or in the aggregate would not have a Material Adverse Effect on FI. To FI’s knowledge, there is no proceeding for the revocation, withdrawal or limitation, or threatening in writing the revocation, withdrawal or limitation of a Permit, nor are there any circumstances or facts that will cause the denial, limitation or revocation of any Permit for which an application has been submitted except for revocations, withdrawals, limitations or denials which individually or in the aggregate would not have a Material Adverse Effect on FI.

(b) FI and each of its subsidiaries (other than CNH and its subsidiaries) is, and has been in compliance in all material respects with all applicable Environmental Laws, except for noncompliance which individually or in the aggregate would not have a Material Adverse Effect on FI.

(c) During the period of ownership or operation by FI and its subsidiaries (other than CNH and its subsidiaries) of any of their respective current or previously owned or leased properties, there have been no violations of Environmental Laws relating to Hazardous Material and there have been no releases of Hazardous Materials in, on, under or affecting such properties or, to the knowledge of FI, any surrounding site, except in each case for those which individually or in the aggregate are not reasonably likely to have a Material Adverse Effect on FI.

(d) FI is in material compliance with the laws, rules and regulations of Borsa Italiana. FI has not received any written notice that Borsa Italiana has commenced or threatened to initiate any actions to delist the FI Ordinary Shares listed on Borsa Italiana.

9. Contracts; Debt Instruments. “FI Material Contracts” means (i) any contract (other than, for the purposes of Section 4 of this Exhibit B, any Intra-Group Contract) that requires payments or repayments by FI or any of its subsidiaries (other than CNH and its subsidiaries) exceeding 2% of FI’s consolidated gross revenues for 2011 on a yearly basis and (ii) the Demerger Plan and the Deed of Demerger. Except as set forth on Schedule 9 to the FI Disclosure Schedule, each FI Material Contract, other than the Demerger Plan and the Deed of Demerger, is valid and binding on FI (or, to the extent a FI subsidiary (other than CNH and its subsidiaries) is a party, such subsidiary) and is in full force and effect, and, to FI’s knowledge, FI and each FI subsidiary (other than CNH and its subsidiaries) have in all material respects performed all obligations required to be performed by them to date under each FI Material Contract, except (a) to the extent that any FI Material Contract has previously expired in accordance with its terms or (b) where such non-compliance, individually or in the aggregate, would not have a Material Adverse Effect on FI. Except as set forth on Schedule 9 to the FI Disclosure Schedule, neither FI nor any FI subsidiary (other than CNH and its subsidiaries) knows of, or has received notice of (x) any termination, cancellation or revocation with respect to, or (y) any violation or default under (nor, to the knowledge of FI, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any FI Material Contract except for any termination, cancellation, revocation, violation or default which individually or in the aggregate would not result in a Material Adverse Effect on FI. The Demerger Plan and the Deed of Demerger have been validly authorized and executed in accordance with Italian Law, all filings necessary to make the Demerger effective have been duly completed in accordance with Italian Law and as a result of such filings the Demerger cannot be declared null pursuant to article 2506 ter of the Italian Civil Code.

10.	Publicly Filed Documents; Financial Statements.

(a) Since January 1, 2011, FI has timely filed and/or published with the CONSOB and Borsa Italiana all annual and periodic reports required to be so filed and/or published (the “FI CONSOB Documents”). As of their respective dates, the FI CONSOB Documents complied in all material respects with the requirements of Italian Law and the rules and regulations of Borsa Italiana and the CONSOB promulgated thereunder and applicable to such FI CONSOB Documents, and none of the FI CONSOB Documents contained any untrue, incorrect or incomplete statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The audited financial statements of FI included in the FI CONSOB Documents (together with the notes thereto, the “FI Audited Financial Statements”): (i) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the CONSOB and Borsa Italiana with respect thereto; (ii) have been prepared in accordance with IFRS; (iii) give a true and fair view of the financial position of FI as and at the respective dates thereof and the results of its operations and its cash flows for the periods then ended ; and (iv) in the case of the FI Audited Financial Statements, have been audited by RE&Y.

11. No demerger liabilities. Since September 30, 2012, no event or circumstance has occurred and no notice of any claim has been received requiring FI to record any material provision in accordance with IFRS with respect to contingent liabilities that may be incurred by FI, as a result of the possible application of the joint liability regime under Italian Law arising from the Demerger.

12. Litigation. Except as disclosed in Schedule 12 of the FI Disclosure Schedule, (i) there are no civil, criminal or administrative actions, suits, arbitrations or other proceedings pending or, to FI’s knowledge, threatened against FI or any of its subsidiaries (other than CNH and its subsidiaries) that could reasonably be expected to (A) materially jeopardize or affect the consummation of the Mergers or (B) have a Material Adverse Effect on FI, and (ii) neither FI nor any of its subsidiaries (other than CNH and its subsidiaries) is a party to or subject to any material judgment, order, or decree of any governmental or regulatory body which is, individually or in the aggregate, reasonably likely to (A) jeopardize or materially delay the consummation of the Mergers or (B) have a Material Adverse Effect on FI.

13. Taxes.

(a) Except as would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on FI, and except as set forth on Schedule 13 of the FI Disclosure Schedule: (i) each of FI and each FI subsidiary (other than CNH and its subsidiaries) has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate; (ii) all Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid; (iii) no deficiency for any Tax has been asserted or assessed by a taxing authority against FI or any FI subsidiary (other than CNH and its subsidiaries) which deficiency has not been paid or is not being contested in good faith in appropriate proceedings; (iv) no deficiency with respect to any Taxes has been proposed, asserted or assessed against FI and each FI subsidiary (other than CNH and its subsidiaries), and no requests for waivers of the time to assess any such Taxes are pending; and (v) there are no liens for Taxes (other than for current Taxes not yet due and payable) on the assets of FI or any FI subsidiary (other than CNH and its subsidiaries).

(b) The FI Audited Financial Statements reflect an adequate reserve for all Taxes payable by the FI and each FI subsidiary (other than CNH and its subsidiaries) for all Taxable periods and portions thereof through the date of such financial statements.

(c) FI has no knowledge of the existence of any facts or conditions that could reasonably be expected to prevent the CNH Merger from qualifying for the Intended Tax Treatment.

14. Transaction with Affiliates. All material transaction between, on the one hand, FI or any of its subsidiaries (other than CNH and its subsidiaries) and, on the other hand, affiliates of FI (other than persons controlled by FI) that are required to be disclosed under Italian law and regulations, the FI Procedures for Transactions with Related Parties or IFRS have been duly disclosed in the FI CONSOB Documents.

15. Projections. Subject to the limitations and qualifications set forth therein, the FI Internal Projections were prepared in good faith and based upon estimates and assumptions believed by management of FI to be reasonable at the time made, it being recognized that the FI Internal Projections (i) were not prepared with a view towards compliance with published guidelines for preparation and presentation of financial forecasts, or generally accepted accounting principles, nor were they examined or reviewed by FI’s independent public accounting firm or any other accounting firm, nor has any such firm expressed any opinion or other assurance with respect thereto, (ii) were based on numerous variables and assumptions inherently uncertain and beyond the control of FI, including risks and uncertainties identified in the reports, prospectuses and presentations publicly disclosed or otherwise filed by FI, (iii) reflect assumptions as to certain business decisions that are subject to change, and (iv) and that, since they cover multiple years, any data contained in such FI Internal Projections by its nature becomes less reliable with each successive year. For the avoidance of doubt, this Section 15 cannot be construed in any manner whatsoever as to an express or implied representation or warranty that the FI Internal Projections will be totally or partially realized and therefore actual results may substantially differ from the projected amounts.

16. Employee benefits plans. Except as set forth on Schedule 16 of the FI Disclosure Schedule:

(a) Each bonus, deferred compensation, profit-sharing, thrift, savings, employee stock ownership, FI Equity Plan, welfare, pension, retirement, change-of-control, incentive or other employee benefit plan, program, policy or arrangement covering current or former directors, officers or employees and each individual employment, consulting, severance, retention or similar agreement that is sponsored or maintained by FI or its subsidiaries (other than CNH and its subsidiaries), to which FI or any of its subsidiaries (other than CNH and its subsidiaries) is a party or contributes, is obligated to contribute, or under which FI or any of its subsidiaries (other than CNH and its subsidiaries) may have any liability (other than, in each case, such plans, programs, policies, agreements or arrangements that are required by applicable law) (the “FI Benefit Plans”) have been administered in accordance with their terms and are in compliance in all material respects with applicable law.

(b) All material filings required for all FI Benefit Plans have been timely made with the appropriate governmental authority in accordance with the applicable law. All reports or information relating to all FI Benefit Plans required to be disclosed to participants have been timely disclosed to participants.

(c) With respect to each material FI Benefit Plan, FI has made available to CNH true, correct and complete copies (to the extent applicable) of the plan document, including any amendments thereto, other than any portion of a document that FI or any of its subsidiaries is prohibited from making available to CNH as the result of applicable law relating to the safeguarding of data privacy.

(d) Each FI Benefit Plan that, as of the date of this Agreement, is intended to be registered, qualified or otherwise subject to special legal status is so registered, qualified or is entitled to such legal status, and, to the knowledge of FI, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such registration, qualification or legal status of any FI Benefit Plan, except where a failure of such plan to be so registered or qualified or to achieve or retain such legal status would not reasonably be expected to have a Material Adverse Effect on FI. Neither FI nor any of its subsidiaries (other than CNH and its subsidiaries) has any actual or contingent material liability under any compensation or benefit plan, program, policy or arrangement that is not sponsored or maintained by FI or any of its subsidiaries (other than CNH and its subsidiaries) or to which FI or any of its subsidiaries (other than CNH and its subsidiaries) are a party.

17. Financial Advisors. Other than Goldman Sachs International, no broker, investment banker, financial advisor or other person engaged by or on behalf of FI is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the transactions contemplated by this Agreement for which any party hereto or any of its subsidiaries would be liable.

18. Voting Requirements. The affirmative vote of the holders of at least two-thirds (66.66%) of the FI Ordinary Shares present at the FI Shareholders’ Meeting are the only votes of the holders of any class or series of FI’s shares necessary to approve the Mergers, the Cross-Border Merger Terms, this Agreement and the transactions contemplated hereby, provided that (i) on the first call of such meeting, holders of at least 50% of the ordinary share capital are present, (ii) on the second call of such meeting, holders of at least one-third of the ordinary share capital are present, (iii) on the third call of such meeting, holders of at least one-fifth of the ordinary share capital are present, or (iv) to the extent the FI shareholders’ meeting is held on a single call, the holders of at least one-fifth of the ordinary share capital are present.

19. Recommendation of FI Board. The Board of Directors of FI has approved this Agreement and the transactions contemplated hereby, subject to the terms and conditions of this Agreement.

EXHIBIT C

REPRESENTATIONS AND WARRANTIES OF CNH

1. Organization, Standing and Corporate Power. CNH and each of its subsidiaries is a joint share company or limited liability company duly organized, validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the laws of the jurisdiction in which it is organized and has the requisite organizational power and authority to own, lease and operate its properties and to carry on its business as now being conducted. CNH and each of its subsidiaries is duly qualified or licensed to do business in each jurisdiction in which such qualification or licensing is necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a Material Adverse Effect on CNH.

2. Capital Structure; Subsidiaries. As of November 21, 2012, the authorized share capital consists of 400,000,000 CNH Common Shares and 200,000,000 Series A preference shares, and the issued and outstanding shares of CNH consist of (i) 211,083,757 CNH Common Shares registered in CNH’s shareholder register and (ii) 30,341,708 CNH Common Shares represented by a book-entry position with depositary intermediaries. Schedule 2 of the CNH Disclosure Schedule sets forth, as of November 21, 2012, a true, correct and complete list of all holders of options to purchase CNH Common Shares (“CNH Options”). The rights, preferences and privileges of CNH Common Shares are as stated in CNH’s Articles of Association and in the applicable Dutch Law. As of the date of this Agreement, other than each option, restricted share unit, performance unit or share appreciation right granted pursuant to (x) the CNH Global N.V. Equity Incentive Plan adopted by the Board of Directors of CNH on December 22, 2008 and subsequently ratified and approved by the CNH shareholders on March 20, 2009, or (y) the CNH Global N.V. Directors Compensation Plan established by action of the CNH Board of Directors on January 26, 2011 and ratified by the CNH shareholders with effect as of November 1, 2010 (including, in each case, any component plans thereunder (e.g., the Performance & Leadership Bonus Plan and the Company Performance Long Term Incentive Plan)) (together, the “CNH Option Plans”), there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which CNH or any of its subsidiaries is a party or by which any of them is bound obligating CNH or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares or other securities (whether voting or otherwise) of CNH or of any of its subsidiaries or to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking.

3. Authority. CNH has the requisite corporate power and authority to enter into this Agreement and, subject to the approval of the CNH shareholders (the “CNH Shareholder Approval”), to consummate the transactions contemplated hereby. The Board of Directors of CNH at a meeting duly called and held: (a) determined that the CNH Merger is fair to the CNH shareholders from a financial point of view and in the best interests of CNH and its stakeholders; (b) resolved upon the approval and execution of this Agreement and the consummation of the transactions contemplated by this Agreement upon the terms and subject to the conditions set forth in this Agreement; (c) directed that the CNH Merger be submitted for consideration by the holders of the CNH Common Shares; (d) resolved to recommend to the holders of the CNH Common Shares to vote in favor of the CNH Merger and any other resolutions as may be necessary or conducive to implement the transactions as contemplated by this Agreement, upon the terms and subject to the conditions of this Agreement and in accordance with applicable law. The execution and delivery of this Agreement has been duly authorized by all necessary corporate action on the part of CNH. This Agreement has been duly executed and delivered by CNH and constitutes a valid and binding obligation of CNH, enforceable against CNH in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity.

4. Consents and Approvals; No Violations. Except as set forth on Schedule 4 of the CNH Disclosure Schedule, the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement and compliance with the obligations of this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration under: (a) the Articles of Association of CNH; (b) any CNH Material Contract; (c) any license, permit or other instrument, contract or agreement granted by, or entered into with, a Regulatory Agency necessary for the continued operations of CNH’s businesses; or (d) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to CNH or any of its subsidiaries or their respective properties or assets, other than, in any such case, any such conflicts, violations, defaults or rights that individually or in the aggregate would not (x) have a Material Adverse Effect on CNH or (y) materially impair the ability of CNH to perform its obligations under this Agreement. Except as set forth on Schedule 4 of the CNH Disclosure Schedule, no consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by CNH or any of its subsidiaries in connection with the execution and delivery of this Agreement by CNH or the consummation by CNH of the transactions contemplated by this Agreement, except for (i) the filing with the SEC of such reports under the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing with the Netherlands Trade Register of documents relating to the Mergers, including the common terms of merger, annual reports, interim statements, auditor’s statements and other reports, (iii) the filing, publication and recordation of the CNH Deed of Merger or other appropriate documents and notices with the Amsterdam Chamber of Commerce, Netherlands Trade Register and any other applicable registers, (iv) filings with respect to, and the receipt, termination or expiration, as applicable, of approvals or waiting periods required under any applicable Antitrust Law, (v) applicable requirements of the Securities Act, the Exchange Act, other applicable foreign securities law and state securities, takeover and “blue sky” laws, as may be required in connection with this Agreement and the transactions contemplated hereby, (vi) any filings with and approvals of the NYSE, and (vii) such other consents, approvals, orders, authorizations, registrations, declarations, disclosures and filings required by applicable laws, the failure of which to be obtained or made would not, individually or in the aggregate, (x) have a Material Adverse Effect on CNH or (y) materially impair the ability of CNH to perform its obligations under this Agreement.

5. Financial Statements. True and complete copies of the audited consolidated balance sheet of CNH for each of the fiscal years ended as of December 31, 2011 and December 31, 2010, and the related audited consolidated statements of income, retained earnings, shareholders’ equity and changes in financial position of CNH, together with all related notes and schedules thereto, accompanied by the reports thereon of CNH’s accountants (the “CNH Financial Statements”) are reflected in CNH’s Annual Report on Form 20-F for the period ended December 31, 2011. The CNH Financial Statements have been prepared in all material respects in accordance with U.S. GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the financial condition, results of operations and cash flows of CNH as of, and for, the periods then ended.

6. Absence of Certain Changes or Events. Except as disclosed in Schedule 6 of the CNH Disclosure Schedule, since September 30, 2012, CNH and its subsidiaries have conducted their business only in the ordinary course consistent with prior practice and (a) CNH and its subsidiaries have not incurred any liability or obligation (indirect, direct or contingent), or entered into any oral or written agreement or other transaction, that is not in the ordinary course of business or that would, individually or in the aggregate, result in a Material Adverse Effect on CNH, except for any such changes or effects resulting from this Agreement, the transactions contemplated hereby or the announcement thereof, and (b) there has been no event, circumstance or development that, to CNH’s knowledge, would have a Material Adverse Effect on CNH.

7. Certain Agreements. Except as set forth on Schedule 7 of the CNH Disclosure Schedule: Other than the CNH Option Plans, there is no option, share appreciation right, restricted share, share purchase or other equity-based plan or agreement that CNH maintains or to which CNH is a party (collectively, the “CNH Plans”). CNH is not a party to any oral CNH Plans. As of the date of this Agreement, CNH is not a party to any oral or written agreement or plan, including any CNH Plan, any of the benefits of which will be increased, the vesting or exercisability of the benefits of which will be accelerated, or any material entitlement will result, by or from (i) the occurrence or consummation of any of the transactions contemplated by this Agreement, (ii) the execution of this Agreement or (iii) shareholder approval of this Agreement, in each case, either alone or upon the occurrence of any additional or further acts or events. No holder of any CNH Options, or shares of CNH Common Shares granted in connection with the performance of services for CNH or its subsidiaries, is or will be entitled to receive cash from CNH in lieu of or in exchange for such option or shares as a result of the transactions contemplated by this Agreement either alone or upon the occurrence of any additional or further acts or events (other than in lieu of fractional shares). None of (i) the execution of this Agreement, (ii) shareholder approval of this Agreement or (iii) the consummation of any of the Mergers and the other transactions contemplated by this Agreement, in each case, either alone or together with any other event, will entitle any employees of CNH or any of its subsidiaries to severance, termination or similar pay or benefits or any increase in such payments or benefits, upon any termination of employment after the date of this Agreement.

8. Compliance with Applicable Laws.

(a) Except as disclosed in Schedule 8 of the CNH Disclosure Schedule, each of CNH and its subsidiaries has in effect all Permits necessary, under applicable laws, for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and there has occurred no default under any such Permit, except for the lack of Permits and for defaults under Permits which individually or in the aggregate would not have a Material Adverse Effect on CNH. Except as disclosed in Schedule 8 of the CNH Disclosure Schedule, CNH and its subsidiaries are not in violation of, and have no liabilities under, any applicable law, ordinance or regulation or any order, judgment, injunction, decree or other requirement of any court, arbitrator or governmental or regulatory body, relating to labor and employment practices, health and safety or zoning, except for violations of or liabilities under any of the foregoing which individually or in the aggregate would not have a Material Adverse Effect on CNH. To CNH’s knowledge, there is no proceeding for the revocation, withdrawal or limitation, or threatening in writing the revocation, withdrawal or limitation of a Permit, nor are there any circumstances or facts that will cause the denial, limitation or revocation of any Permit for which an application has been submitted except for revocations, withdrawals, limitations or denials which individually or in the aggregate would not have a Material Adverse Effect on CNH.

(b) CNH and each of its subsidiaries is, and has been in compliance in all material respects with all applicable Environmental Laws, except for noncompliance which individually or in the aggregate would not have a Material Adverse Effect on CNH.

(c) During the period of ownership or operation by CNH and its subsidiaries of any of their respective current or previously owned or leased properties, there have been no violations of Environmental Laws relating to Hazardous Material and there have been no releases of Hazardous Materials in, on, under or affecting such properties or, to the knowledge of CNH, any surrounding site, except in each case for those which individually or in the aggregate are not reasonably likely to have a Material Adverse Effect on CNH.

(d) CNH is in material compliance with the laws, rules and regulations of the NYSE. CNH has not received any written notice that the NYSE has commenced or threatened to initiate any actions to delist the CNH Common Shares listed on the NYSE.

9. Contracts; Debt Instruments. “CNH Material Contracts” means any contract (other than, for the purposes of Section 4 of this Exhibit C, any Intra-Group Contract) that requires payments or repayments by CNH exceeding 2% of CNH’s consolidated gross revenues for 2011 on a yearly basis. Except as set forth on Schedule 9 to the CNH Disclosure Schedule, each CNH Material Contract is valid and binding on CNH (or, to the extent a CNH subsidiary is a party, such subsidiary) and is in full force and effect, and, to CNH’s knowledge, CNH and each CNH subsidiary have in all material respects performed all obligations required to be performed by them to date under each CNH Material Contract, except (a) to the extent that any CNH Material Contract has previously expired in accordance with its terms or (b) where such non-compliance, individually or in the aggregate, would not have a Material Adverse Effect on CNH. Except as set forth on Schedule 9 to the CNH Disclosure Schedule, neither CNH nor any CNH subsidiary knows of, or has received notice of (x) any termination, cancellation or revocation with respect to, or (y) any violation or default under (nor, to the knowledge of CNH, does there exist any condition which with the passage of time or the giving of notice or both would result in such a violation or default under) any CNH Material Contract except for any termination, cancellation, revocation, violation or default which individually or in the aggregate would not result in a Material Adverse Effect on CNH.

10. Financial Advisors. Other than J.P. Morgan and Lazard, no broker, investment banker, financial advisor or other person engaged by or on behalf of CNH is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the transactions contemplated by this Agreement for which any party hereto or any of its subsidiaries would be liable.

11.	SEC Documents; Financial Statements

(a) Since January 1, 2011, CNH has timely filed or furnished with the SEC all annual reports and other periodic and other reports required to be so filed or furnished (the “CNH SEC Documents”). As of their respective dates, the CNH SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such CNH SEC Documents, and none of the CNH SEC Documents contained any untrue, incorrect or incomplete statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The audited financial statements of CNH included in the CNH SEC Documents (together with the notes thereto, the “CNH Audited Financial Statements”) (i) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with generally accepted accounting principles applicable to United States listed companies (“U.S. GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) fairly present the financial position of CNH as of the dates thereof and the results of its operations and cash flows for the periods then ended and (iv) in the case of the CNH Audited Financial Statements, have been audited by E&Y for the year ended December 31, 2011 and by Deloitte & Touche LLP for the prior years covered by the CNH Audited Financial Statements.

12. Litigation. Except as disclosed in Schedule 12 of the CNH Disclosure Schedule, (i) there are no civil, criminal or administrative actions, suits, arbitrations or other proceedings pending or, to CNH’s knowledge, threatened against CNH or any of its subsidiaries that could reasonably be expected to (A) materially jeopardize or affect the consummation of the Mergers or (B) have a Material Adverse Effect on CNH, and (ii) neither CNH nor any of its subsidiaries is a party to or subject to any material judgment, order or decree of any governmental or regulatory body which is, individually or in the aggregate, reasonably likely to (A) jeopardize or materially delay the consummation of the Mergers or (B) have a Material Adverse Effect on CNH.

13. Taxes.

(a) Except as would not, individually or in the aggregate, have or be reasonably likely to have a Material Adverse Effect on CNH, and except as set forth on Schedule 13 of the CNH Disclosure Schedule: (i) each of CNH and each CNH subsidiary has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate; (ii) all Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid; (iii) no deficiency for any Tax has been asserted or assessed by a taxing authority against CNH or any CNH subsidiary which deficiency has not been paid or is not being contested in good faith in appropriate proceedings; (iv) no deficiency with respect to any Taxes has been proposed, asserted or assessed against CNH and each CNH subsidiary, and no requests for waivers of the time to assess any such Taxes are pending; and (v) there are no liens for Taxes (other than for current Taxes not yet due and payable) on the assets of CNH or any CNH subsidiary.

(b) The CNH Audited Financial Statements reflect an adequate reserve under U.S. GAAP for all Taxes payable by CNH and each CNH subsidiary for all Taxable periods and portions thereof through the date of such financial statements.

(c) CNH has no knowledge of the existence of any facts or conditions that could reasonably be expected to prevent the CNH Merger from qualifying for the Intended Tax Treatment.

14. Projections. Subject to the limitations and qualifications set forth therein, the CNH Internal Projections were prepared in good faith and based upon estimates and assumptions believed by management of CNH to be reasonable at the time made, it being recognized that the CNH Internal Projections (i) were not prepared with a view towards compliance with published guidelines for preparation and presentation of financial forecasts, or generally accepted accounting principles, nor were they examined or reviewed by CNH’s independent public accounting firm or any other accounting firm, nor has any such firm expressed any opinion or other assurance with respect thereto, (ii) were based on numerous variables and assumptions inherently uncertain and beyond the control of CNH, including risks and uncertainties identified in the reports, prospectuses and presentations publicly disclosed or otherwise filed by CNH, (iii) reflect assumptions as to certain business decisions that are subject to change, and (iv) and that, since they cover multiple years, any data contained in such CNH Internal Projections by its nature becomes less reliable with each successive year. For the avoidance of doubt, this Section 14 cannot be construed in any manner whatsoever as to an express or implied representation or warranty that the CNH Internal Projections will be totally or partially realized and therefore actual results may substantially differ from the projected amounts.

15. Employee benefits plans. Except as set forth on Schedule 15 of the CNH Disclosure Schedule:

(a) Each bonus, deferred compensation, profit-sharing, thrift, savings, employee stock ownership, CNH Option Plan, welfare, pension, retirement, change-of-control, incentive or other employee benefit plan, program, policy or arrangement covering current or former directors, officers or employees and each individual employment, consulting, severance, retention or similar agreement that is sponsored or maintained by CNH or its subsidiaries, to which CNH or any of its subsidiaries is a party or contributes, is obligated to contribute, or under which CNH or any of its subsidiaries may have any liability (other than, in each case, such plans, programs, policies, agreements or arrangements that are required by applicable law) (the “CNH Benefit Plans”) have been administered in accordance with their terms and are in compliance in all material respects with applicable law.

(b) All material filings required for all CNH Benefit Plans have been timely made with the appropriate governmental authority in accordance with the applicable law. All reports or information relating to all CNH Benefit Plans required to be disclosed to participants have been timely disclosed to participants.

(c) With respect to each material CNH Benefit Plan, CNH has made available to FI true, correct and complete copies (to the extent applicable) of the plan document, including any amendments thereto, other than any portion of a document that CNH or any of its subsidiaries is prohibited from making available to FI as the result of applicable law relating to the safeguarding of data privacy.

(d) Each CNH Benefit Plan that, as of the date of this Agreement, is intended to be registered, qualified or otherwise subject to special legal status is so registered, qualified or is entitled to such legal status, and, to the knowledge of CNH, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such registration, qualification or legal status of any CNH Benefit Plan, except where a failure of such plan to be so registered or qualified or to achieve or retain such legal status would not reasonably be expected to have a Material Adverse Effect on CNH. Neither CNH nor any of its subsidiaries has any actual or contingent material liability under any compensation or benefit plan, program, policy or arrangement that is not sponsored or maintained by CNH or any of its subsidiaries or to which CNH or any of its subsidiaries are a party.

16. Voting Requirements. The affirmative vote of the holders of a majority of the CNH Common Shares present at the CNH Shareholders’ Meeting are the only votes of the holders of any class or series of CNH’s shares necessary to approve the Mergers, the CNH Merger Proposal, this Agreement and the transactions contemplated hereby, provided that one half or more of the issued share capital of CNH is represented at the CNH Shareholders’ Meeting; provided further, however, that if less than one half of the issued share capital of CNH is represented at the CNH Shareholders’ Meeting, then the affirmative vote of the holders of at least two-thirds of the votes cast at the CNH Shareholders’ Meeting is necessary to approve the Mergers, the CNH Merger Proposal, this Agreement and the transactions contemplated hereby.

17. Recommendation of CNH Board; Fairness Opinions. The Special Committee of the Board of Directors of CNH has recommended that the Board of Directors of CNH approve this Agreement and the transactions contemplated hereby, subject to the terms and conditions of this Agreement, and the Board of Directors of CNH has approved this Agreement and the transactions contemplated hereby, subject to the terms and conditions of this Agreement. The Special Committee of the Board of Directors of CNH has obtained the written opinions, addressed to the Special Committee of the Board of Directors of CNH by each of J.P. Morgan and Lazard as to, as of the date of such opinion and subject to the assumptions and limitations described in such opinion, the fairness of the CNH Merger Consideration, together with the CNH Dividend, to be paid to holders of CNH Common Shares (other than the FI and its affiliates) from a financial point of view (such opinions, the “Fairness Opinions”), and any other unconflicted directors of CNH may use the Fairness Opinions in connection with their evaluation of the Mergers.

EXHIBIT D

PRESS RELEASE

(Redacted)

APPENDIX B—OPINION OF J.P. MORGAN SECURITIES LLC

[J.P. Morgan letterhead]

November 25, 2012

Special Committee of the Board of Directors

CNH Global N.V.

World Trade Center Amsterdam Airport Schiphol Boulevard 217

LUCHTHAVEN SCHIPHOL, 1118 BH

Netherlands

Members of the Special Committee:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common shares (other than Fiat Industrial S.p.A. (“Fiat Industrial”) or its affiliates), par value €2.25 per share (the “Company Shares”), of CNH Global N.V. (the “Company”) of the Aggregate Consideration (as defined below) in the proposed Transaction (as defined below). Pursuant to the Merger Agreement (the “Agreement”), dated as of November 25, 2012, among the Company, FI CBM Holdings N.V. (“NewCo”), Fiat Netherlands Holding N.V. and Fiat Industrial, the Company will merge with and into NewCo (the “Company Merger”) and Fiat Industrial will merge with and into NewCo (the “Fiat Industrial Merger”, and, together with the Company Merger, the “Transaction”). In the Company Merger, the Company Shares (other than Company Shares held in treasury and Company Shares owned by Fiat Industrial or any of its subsidiaries) will be converted into the right to receive 3.828 (the “Exchange Ratio”) common shares, par value €0.01 per share of NewCo (the “NewCo Shares”). In the Fiat Industrial Merger, each outstanding ordinary share, par value €1.57 per share (the “Fiat Industrial Shares”) of Fiat Industrial (other than the Fiat Industrial Shares held in treasury and the Rescission Shares (as defined in the Agreement)) will be converted into the right to receive one NewCo Share. The Agreement also provides that the Company will declare and pay, as soon as practicable, and in any event prior to the consummation of the Transaction, a special dividend (the “Company Dividend”) in an amount per share equal to US$10.00 to the holders of record of the Company Shares (except that the Company Dividend payable in respect of Company Shares owned by Fiat Industrial or any of its subsidiaries will be deferred and only paid if and when the Merger Agreement is terminated without the Transaction having been consummated). The Exchange Ratio and the Company Dividend are together referred to as the “Aggregate Consideration”.

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and Fiat Industrial and the industries in which they operate; (iii) compared the financial and operating performance of the Company and Fiat Industrial with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Shares and the Fiat Industrial Shares and certain publicly traded securities of such other companies; (iv) reviewed certain publicly available research analyst reports for each of the Company and Fiat Industrial (the “Analyst Reports”) and a set of financial forecasts derived and extrapolated therefrom, which were adjusted to reflect, among other items, certain assumptions as to the Run-Rate Funding (as defined below) and the proposed price increases referred to below (the “Street Projections”); and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion. For purposes of our analysis and preparing our opinion, we have made certain adjustments to the financial information concerning the Company, Fiat Industrial and certain other companies to permit a comparison of such information to be made on a consistent basis. We have also reviewed for reference, but have not relied upon for purposes of our opinion, the publicly available financial terms of certain business combinations in the agriculture and construction equipment industry and selected minority squeeze-out transactions involving majority-owned U.S. publicly-traded companies.

In addition, we have held discussions with certain members of the management of the Company and Fiat Industrial with respect to certain aspects of the Transaction, and the past and current business operations of the Company and Fiat Industrial, the financial condition and future prospects and operations of the Company and Fiat Industrial, the effects of the Transaction on the financial condition and future prospects of the Company and Fiat Industrial, and certain other matters we believed necessary or appropriate to our inquiry. We were also furnished with certain financial analyses and forecasts prepared by the managements of the Company and Fiat Industrial, which were adjusted to reflect, among other items, certain assumptions as to the Run-Rate Funding and the proposed price increases referred to below (the “Management Projections”) relating to their respective businesses. While we have reviewed the Management Projections with you and discussed the Management Projections and the financial condition and future prospects and operations of the Company and Fiat Industrial with the managements of the Company and Fiat Industrial, at your direction we have relied solely on the Street Projections as to the anticipated future results of operations of the Company and Fiat Industrial and have assumed that no cost savings or other synergies would result from the Transaction. We express no view as to the Analyst Reports or the Street Projections or the assumptions on which the Analyst Reports or the Street Projections were based.

In giving our opinion, we have, except as otherwise provided in the preceding paragraph with respect to the Management Projections, relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and Fiat Industrial or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have assumed at your direction that approximately US$1.4 billion of run-rate funding by the Company of its Financial Services subsidiary (the “Run-Rate Funding”) will continue to remain in place indefinitely in connection with the Company’s Equipment Operations business. With respect to the proposed price increases of FPT Industrial S.p.A., we have, at your direction, made certain assumptions regarding the ultimate amount thereof and the net impact thereof on the profit margins of the Company. We have also assumed, at your direction, that none of the Company, Fiat Industrial, NewCo or any of their respective subsidiaries will be exposed to any liabilities of Fiat S.p.A. (“Fiat”) that existed at, and were retained by Fiat following, the demerger and transfer of certain assets and other liabilities of Fiat to Fiat Industrial.

We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company, Fiat Industrial or NewCo under the laws of any jurisdiction relating to bankruptcy, insolvency or similar matters. We have assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company and Fiat Industrial. We have also assumed that the Transaction will be consummated as described in the Agreement, including that the Company Dividend will be paid to the holders of the Company Shares (other than Company Shares owned by Fiat Industrial or any of its subsidiaries) and that the Transaction will be consummated on the terms set forth in the Agreement without any waiver or modification. We have also assumed that the representations and warranties made by the Company and Fiat Industrial in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company and the Special Committee with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, Fiat Industrial or NewCo or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Shares (other than Fiat Industrial or its affiliates) of the Aggregate Consideration in the proposed Transaction and we express no opinion or views as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company, the underlying decision by the Company to engage in the Transaction, or any aspect of the NewCo loyalty-share program contemplated by the Merger Agreement. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons, relative to the Aggregate Consideration in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Shares, Fiat Industrial Shares or NewCo Shares will trade at any future time.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Special Committee with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We and our affiliates have provided banking services, from time to time, for the Company, Fiat Industrial and their respective affiliates, and our commercial banking affiliates are lenders to certain entities affiliated with Fiat Industrial (including Chrysler Group LLC) and provide treasury and security services, credit card services, and asset management services to certain of these entities, for which they receive customary compensation. Specifically, in July 2012, one of our affiliates acted as joint bookrunner of an offering by Fiat Finance & Trade Ltd. S.A. of debt securities guaranteed by Fiat. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company, Fiat Industrial or any affiliate thereof, in each case, for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Aggregate Consideration in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Shares (other than Fiat Industrial or its affiliates).

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided solely for the benefit of the Special Committee (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction; provided that any other unconflicted director of the Board of Directors of the Company may use this opinion in connection with his or her evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

APPENDIX C—OPINION OF LAZARD FRERES & CO. LLC

[Lazard letterhead]

November 25, 2012

Special Committee of the Board of Directors

CNH Global N.V.

World Trade Center Amsterdam Airport Schiphol Boulevard 217

LUCHTHAVEN SCHIPHOL, 1118 BH

Netherlands

Dear Members of the Special Committee:

We understand that CNH Global N.V. (the “Company”), FI CBM Holdings N.V. (“NewCo”), Fiat Netherlands Holding N.V. and Fiat Industrial S.p.A. (“Fiat Industrial”) propose to enter into a Merger Agreement, dated as of November 25, 2012 (the “Agreement”). Pursuant to the Agreement, the Company will merge with and into NewCo (the “Company Merger”) and Fiat Industrial will merge with and into NewCo (the “Fiat Industrial Merger”, and, together with the Company Merger, the “Transaction”). In the Company Merger, the common shares, par value €2.25 per share, of the Company (the “Company Shares”) (other than Company Shares held in treasury and Company Shares owned by Fiat Industrial or any of its subsidiaries) will be converted into the right to receive 3.828 (the “Exchange Ratio”) common shares, par value €0.01 per share of NewCo (the “NewCo Shares”). In the Fiat Industrial Merger, each outstanding ordinary share, par value €1.57 per share (the “Fiat Industrial Shares”) of Fiat Industrial (other than the Fiat Industrial Shares held in treasury and the Rescission Shares (as defined in the Agreement)) will be converted into the right to receive one NewCo Share. The Agreement also provides that the Company will declare and pay, as soon as practicable, and in any event prior to the consummation of the Transaction, a special dividend (the “Company Dividend”) in an amount per share equal to US$10.00 to the holders of record of the Company Shares (except that the Company Dividend payable in respect of Company Shares owned by Fiat Industrial or any of its subsidiaries will be deferred and only paid if and when the Merger Agreement is terminated without the Transaction having been consummated). The Exchange Ratio and the Company Dividend are together referred to as the “Aggregate Consideration”.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of the Company Shares (other than Fiat Industrial or its affiliates (collectively, the “Fiat Industrial Parties”)) of the Aggregate Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of the Agreement and certain related documents;

(ii)	Reviewed certain publicly available historical business and other financial information relating to the Company and Fiat Industrial;

(iii)	Reviewed certain publicly available research analyst reports for each of the Company and Fiat Industrial (the “Analyst Reports”) and a set of financial forecasts derived and extrapolated therefrom, which were adjusted to reflect, among other items, certain assumptions as to the Run-Rate Funding (as defined below) and the proposed price increases referred to below (the “Street Projections”);

(iv)	Reviewed certain financial analyses and forecasts prepared by the managements of the Company and Fiat Industrial (which were adjusted to reflect, among other items, certain assumptions as to the Run-Rate Funding and the proposed price increases referred to below) (the “Management Projections”) that relate to their respective businesses and certain other data and information that the Company and Fiat Industrial have provided to us that relate to their respective businesses;

Special Committee

CNH Global N.V.

November 25, 2012

(v)	Held discussions with members of the senior management of the Company and Fiat Industrial with respect to their respective businesses and prospects, and the effects of the Transaction on the financial condition and future prospects of the Company and Fiat Industrial;

(vi)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the respective businesses of the Company and Fiat Industrial;

(vii)	Reviewed historical stock prices and trading volumes of the Company Shares and the Fiat Industrial Shares; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

For purposes of our analysis and preparing our opinion, we have made certain adjustments to the financial information concerning the Company, Fiat Industrial and certain other companies to permit a comparison of such information to be made on a consistent basis. We have also reviewed for reference, but have not relied upon for purposes of our opinion, the publicly available financial terms of certain business combinations in the agriculture and construction equipment industry and selected minority squeeze-out transactions involving majority-owned U.S. publicly-traded companies.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, Fiat Industrial or NewCo or concerning the solvency or fair value of the Company, Fiat Industrial or NewCo, and we have not been furnished with any such valuation or appraisal. While we have reviewed the Management Projections with the Special Committee and discussed the Management Projections and the financial condition and future prospects and operations of the

Company and Fiat Industrial with the managements of the Company and Fiat Industrial, as directed by the Special Committee we have relied solely on the Street Projections as to anticipated future results of operations of the Company and Fiat Industrial and assumed that no cost savings or other synergies would result from the Transaction. We express no view as to the Analyst Reports or the Street Projections or the assumptions on which the Analyst Reports or the Street Projections were based. We have assumed, at your direction, that approximately US$1.4 billion of run-rate funding by the Company of its Financial Services subsidiary (the “Run-Rate Funding”) will continue to remain in place indefinitely in connection with the Company’s Equipment Operations business. With respect to the proposed price increases of FPT Industrial S.p.A., we have, at your direction, made certain assumptions regarding the ultimate amount thereof and the net impact thereof on the profit margins of the Company. We have also assumed, at your direction, that none of the Company, Fiat Industrial, NewCo or any of their respective subsidiaries will be exposed to any liabilities of Fiat S.p.A. (“Fiat”) that existed at, and were retained by Fiat following, the demerger and transfer of certain assets and other liabilities of Fiat to Fiat Industrial.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which shares of the Company, Fiat Industrial or NewCo may trade at any time.

In rendering our opinion, we have assumed, with your consent, that the Transaction will be consummated on the terms described in the Agreement, including that the Company Dividend will be paid to the holders of the Company Shares (other than Company Shares owned by Fiat Industrial or any of its subsidiaries) and that the Transaction will be consummated, in each case on the terms set forth in the Agreement, without any waiver or

Special Committee

CNH Global N.V.

November 25, 2012

modification of any material terms or conditions. We also have assumed, with your consent, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on the Company, Fiat Industrial or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company and the Special Committee obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Aggregate Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction, any agreements or arrangements entered into in connection with, or contemplated by, the Transaction or any aspect of the NewCo loyalty-share program contemplated by the Merger Agreement. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Aggregate Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Special Committee in connection with the Transaction and will receive a fee for such services, a substantial portion of which is contingent upon the consummation of the Transaction. In the ordinary course of their respective businesses, Lazard, LFCM Holdings LLC (an entity indirectly owned in large part by current and former managing directors of Lazard) and their respective affiliates may actively trade securities of the Company, Fiat Industrial and their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by the Opinion Committee of Lazard.

In connection with our engagement and prior to the date hereof, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential transaction with the Company. Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company with respect to the Transaction.

Our engagement and the opinion expressed herein are for the benefit of the Special Committee (solely in its capacity as such) and our opinion is rendered to the Special Committee in connection with its evaluation of the Transaction; provided that any other unconflicted director of the Board of Directors of the Company may use this opinion in connection with his or her evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Aggregate Consideration to be paid to holders of Company Shares (other than the Fiat Industrial Parties) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ Albert Garner
Albert Garner
Managing Director

APPENDIX D—DUTCHCO ARTICLES OF ASSOCIATION

This is a translation into English of the articles of association of FI CBM Holdings N.V., as amended by notarial deed of amendment, executed before Dirk-Jan Jeroen Smit, civil law notary officiating in Amsterdam, the Netherlands, on [insert date] 2012. An attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so the Dutch text will by law govern.

ARTICLES OF ASSOCIATION.

NAME AND CORPORATE SEAT.

Article 1.

1.	The name of the company is: FI CBM Holdings N.V.

2.	It has its corporate seat in Amsterdam.

3.	The principal place of business of the company is in the United Kingdom. The company may establish branches in other places.

OBJECTS.

Article 2.

The objects of the company are to carry on, either directly or through wholly or partially-owned companies and entities, activities relating to passenger and commercial vehicles, transport, mechanical engineering, agricultural and construction equipment, energy and propulsion, as well as any other manufacturing, commercial, financial, sales, distribution, engineering or service activity. Within the scope and for the achievement of the above purposes, the company may:

a.	operate in, among other areas, the mechanical, electrical, electromechanical, thermo mechanical, electronic, nuclear, chemical, mining, steel and metallurgical industries, as well as in telecommunications, civil, industrial and agricultural engineering, publishing, information services, tourism and other service industries;

b.	engage in, and/or participate in and operate, manage and control one or more companies engaged in the design, engineering, manufacture, marketing, sales, distribution, maintenance, repair, remanufacturing and/or resale of agricultural, construction, transport and similar equipment, tractors, commercial vehicles, buses, specialized vehicles for firefighting, defense and other uses, other capital goods, engines and transmissions for any of the foregoing equipment and/or vehicles and/or for marine and power generation applications, and/or replacement parts for any of the foregoing;

c.	provide, and/or participate in and operate, manage and control one or more companies providing financing to dealers, end customers and others for the acquisition and/or lease of products and/or services described in this Article 2, paragraph a and b, through the making of loans and leases and/or otherwise, and to borrow money for that purpose;

d.	acquire shareholdings and interests, engage in or participate in companies and enterprises of any kind or form and purchase, sell or place shares and debentures;

e.	provide financing to, and guarantee the obligations of, companies and entities it wholly or partially owns, and borrow money for that purpose, and carry on the technical, commercial, financial and administrative coordination of their activities;

f.	purchase or otherwise acquire, on its own behalf or on behalf of companies and entities it wholly or partially owns, the ownership or right of use of intangible assets providing them for use by those companies and entities;

g.	promote and ensure the performance of research and development activities, as well as the use and exploitation of the results thereof;

h.	undertake, on its own behalf or on behalf of companies and entities it wholly or partially owns, any investment, real estate, financial, commercial, or partnership transaction whatsoever, including the assumption of loans and financing in general and the granting to third parties of endorsements, suretyships, warranting performance and other guarantees, including real security;

i.	render management and advisory services as well as anything which a company may lawfully do under the laws of the Netherlands which may be deemed conducive to the attainment of the objects set out in the above paragraphs.

SHARE CAPITAL AND SHARES.1

Article 3.

1.	The authorized share capital of the company amounts to forty million Euro (€ 40,000,000), divided into two billion (2,000,000,000) common shares and two billion (2,000,000,000) special voting shares of one Euro cent (€ 0.01) each. Any reference in these articles of association to shares or shareholders without further specification shall be understood to mean both common shares and special voting shares or the holders thereof, respectively.

2.	When shares are subscribed for, the par value thereof and, if the shares are subscribed at a higher amount, the difference between such amounts, shall be paid-up, without prejudice to the provision of Article 2:80 paragraph 2 of the Civil Code. Where shares of a particular class are subscribed at a higher amount than the nominal value, the difference between such amounts shall be carried to the share premium reserve of that class.

3.	The company cannot lend its cooperation to the issuance of certificates of beneficial ownership (certificaten van aandelen) for shares in its share capital.

4.	The power to confer voting rights and rights as referred to in Article 2:89 paragraph 4 of the Civil Code on those who have a right of pledge over shares is excluded.

HOLDING REQUIREMENT IN RESPECT OF SPECIAL VOTING SHARES.

Article 4.

1.	In these articles of association, the following expressions shall have the following meanings:

a.	Qualifying Common Shares means

(i)	common shares that have, for an uninterrupted period of at least three (3) years, been registered in the Loyalty Register in the name of one and the same shareholder or its Loyalty Transferees and continue to be so registered; and

[1]	NOTE: Final capital structure to be confirmed by FI.

(ii)	common shares that have, pursuant to the Initial Allocation Procedures, been allocated to shareholders and registered in the Loyalty Register on the occasion of the Mergers and continue to be so registered;

b.	Qualifying Shareholder means a holder of one or more Qualifying Common Shares;

c.	FI means Fiat Industrial S.p.A.;

d.	FI Merger means the cross-border statutory merger pursuant to which FI (as disappearing entity) has merged into the company (as acquiring entity);

e.	FI EGM means the extraordinary general meeting of shareholders of FI at which such shareholders formally approved the FI Merger;

f.	CNH means CNH Global N.V.;

g.	CNH Merger means the statutory merger pursuant to which CNH (as disappearing entity) has merged into the company (as acquiring entity);

h.	CNH EGM means the extraordinary general meeting of shareholders of CNH at which such shareholders formally approved the CNH Merger;

i.	EGMs means the CNH EGM and the FI EGM;

j.	Mergers means the FI Merger and the CNH Merger;

k.	Initial Allocation Procedures means the procedures pursuant to which the former shareholders of the two legal predecessors of the company, FI and CNH, that participated in the relevant EGM have been given the opportunity to opt for an initial allocation of special voting shares upon completion of the Mergers, as such procedures have been described in the applicable merger documentation;

l.	Loyalty Register means the section in the company’s register of shareholders reserved for the registration of common shares that are, or are purported to become, Qualifying Common Shares;

m.	Person means any individual (natuurlijk persoon), firm, legal entity (wherever formed or incorporated), governmental entity, joint venture, association or partnership;

n.	Change of Control means in respect of any Shareholder that is not an individual (natuurlijk persoon): any direct or indirect transfer in one or a series of related transactions of (1) the ownership or control in respect of 50% or more of the voting rights of such Shareholder, (2) the de facto ability to direct the casting of 50% or more of the votes exercisable at general meetings of such Shareholder; and/or (3) the ability to appoint or remove half or more of the directors, executive directors or board members or executive officers of such Shareholder or to direct the casting of 50% or more of the voting rights at meetings of the board, governing body or executive committee of such Shareholder; provided that no change of control shall be deemed to have occurred if (i) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivo donation or other transfer to a spouse or a relative up to the fourth degree or (ii) the fair market value of the Qualifying Common Shares held by such Shareholder represent less than 20% of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares, in the sole judgment of the company, are not otherwise material to the Transferred Group or the Change of Control Transaction. “Transferred Group” shall mean the relevant Shareholder together with its Affiliates, if any, over which control was transferred as part of the same change of control transaction within the meaning of this definition of “Change of Control”;

o.	Loyalty Transferee means (i) with respect to any Shareholder that is not a natural person, any Affiliate of such Shareholder that is beneficially owned in substantially the same manner (including percentage) as the beneficial ownership of the transferring Shareholder or the beneficiary company as part of a demerger of such Shareholder and (ii) with respect to any Shareholder that is a natural person, any transferee of Common Shares following succession or the liquidation of assets between spouses and inheritance or inter vivo donation to a spouse or relative up to the fourth degree; and

p.	Affiliate means with respect to any specified person, any other person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

2.	Special voting shares may only be held by a Qualifying Shareholder and the company itself. A Qualifying Shareholder may hold one (1) special voting share for each Qualifying Common Share held by such shareholder.

3.	Subject to a prior resolution of the board of directors, which may set certain terms and conditions, the holder of one (1) or more Qualifying Common Shares will be entitled to acquire one (1) special voting share for each such Qualifying Common Share.

4.	In the event of a Change of Control in respect of a Qualifying Shareholder or in the event that a Qualifying Shareholder requests that some or all of its Qualifying Common Shares be de-registered from the Loyalty Register, as referred to in Article 10 paragraph 3, or transfers some or all of its Qualifying Common Shares to any other party (other than a Loyalty Transferee):

a.	such shareholder shall be obliged to immediately offer all such special voting shares to the company; and

b.	any and all voting rights attached to the special voting shares issued and allocated to such Qualifying Shareholder in respect of such Qualifying Common Shares, will be suspended with immediate effect.

5.	In the event a Qualifying Shareholder does no longer qualify as a Qualifying Shareholder:

a.	any and all voting rights attached to the special voting shares issued and allocated to such Qualifying Shareholder in respect of such Qualifying Common Shares, will be suspended with immediate effect; and

b.	such shareholder shall be obliged to immediately offer all such special voting shares to the company.

6.	In the event of a Change of Control in respect of a shareholder who is registered in the Loyalty Register but is not yet a Qualifying Shareholder with respect to one or more Common Shares, the Common Shares of such shareholder shall be de-registered from the Loyalty Register with immediate effect.

7.	In respect of special voting shares offered to the company pursuant to paragraph 4 of this article, the offering shareholder and the company shall determine the purchase price by mutual agreement. Failing agreement, the purchase price shall be determined in accordance with Article 2:87b paragraph 3 of the Civil Code.

ISSUANCE OF SHARES.

Article 5.

1.	The general meeting of shareholders or alternatively the board of directors, if it has been designated to do so by the general meeting of shareholders, shall have authority to resolve on any issuance of shares. The general meeting of shareholders shall, for as long as any such designation of the board of directors for this purpose is in force, no longer have authority to decide on the issuance of shares.

2.	The general meeting of shareholders or the board of directors if so designated as provided in paragraph 1 above, shall decide on the price and the further terms and conditions of issuance, with due observance of what has been provided in relation thereto in the law and in the articles of association.

3.	If the board of directors is designated to have authority to decide on the issuance of shares, such designation shall specify the class of shares and the maximum number of shares that can be issued under such designation. When making such designation the duration thereof, which shall not be for more than five (5) years, shall be resolved upon at the same time. The designation may be extended from time to time for periods not exceeding five (5) years. The designation may not be withdrawn unless otherwise provided in the resolution in which the designation is made.

4.	Within eight (8) days after the passing of a resolution of the general meeting of shareholders to issue shares or to designate the board of directors as provided in paragraph 1 hereof, the company shall deposit the complete text of such resolution at the office of the Trade Register in the Netherlands where the company is registered. Within eight (8) days after the end of each quarter of the financial year, the company shall notify the Trade Register in the Netherlands where the company is registered of each issuance of shares which occurred during such quarter. Such notification shall state the number of shares issued and their class.

5.	What has been provided in the paragraphs 1 to 4 inclusive shall mutatis mutandis be applicable to the granting of rights to subscribe for shares but shall not be applicable to the issuance of shares in respect of any exercise of such rights.

6.	Payment for shares shall be made in cash unless another form of contribution has been agreed. Payment in a currency other than euro may only be made with the consent of the company. Payment in a currency other than euro will discharge the obligation to pay up the nominal value to the extent that the amount paid can be freely exchanged into an amount in euro equal to the nominal value of the relevant shares. The rate of exchange on the day of payment will be decisive, unless the company requires payment against the rate of exchange on a specified date which is not more than two (2) months before the last day on which payment for such shares is required to be made, provided that such shares will be admitted to trading on a regulated market or multilateral trading facility as referred to in Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht) or a regulated market or multilateral trading facility of a state, which is not a EU member state, which is comparable thereto.

7.	The board of directors is expressly authorized to enter into the legal acts referred to in Article 2:94 of the Civil Code, without the prior consent of the general meeting of shareholders.

8.	For a period of five (5) years as of [insert date, on which these articles become effective], the board of directors shall irrevocably be authorized to issue special voting shares up to the maximum aggregate amount of special voting shares as provided for in the company’s authorized share capital as set out in Article 3, paragraph 1 of these articles of association.

RIGHT OF PRE-EMPTION.

Article 6.

1.	In the event of an issuance of common shares every holder of common shares of that class shall have a right of pre-emption with regard to the shares to be issued of that class in proportion to the aggregate amount of his shares of that class, provided however that no such right of pre-emption shall exist in respect of shares to be issued to directors or employees of the company or of a group company pursuant to any option plan of the company.

2.	A shareholder shall have no right of pre-emption for shares that are issued against a non-cash contribution.

3.	In the event of an issuance of special voting shares to Qualifying Shareholders or an issuance of pre-emption shares, shareholders shall not have any right of pre-emption.

4.	The general meeting of shareholders or the board of directors, as the case may be, shall decide when passing the resolution to issue shares in which manner and, subject to paragraph 3 of this article, within what period the right of pre-emption may be exercised.

5.	The company shall give notice of an issuance of shares that is subject to a right of pre-emption and of the period during which such right may be exercised by announcement in the State Gazette and as provided in Article 18 paragraph 4 hereof.

6.	The right of pre-emption may be exercised during a period of at least two (2) weeks after the announcement.

7.	The right of pre-emption may be limited or excluded by a resolution of the general meeting of shareholders or a resolution of the board of directors if it has been designated to do so by the general meeting of shareholders and provided the board of directors has also been authorized to resolve on the issuance of shares of the company. In the proposal to the general meeting of shareholders in respect thereof the reasons for the proposal and a substantiation of the proposed issuance price shall be explained in writing. With respect to designation to the board of directors the provisions of the last three sentences of paragraph 3 of Article 5 shall apply mutatis mutandis.

8.	For a resolution of the general meeting of shareholders to limit or exclude the right of pre-emption or to designate the board of directors as authorized to do so, a simple majority of the votes cast is required to approve such resolution; provided, however, that if less than one half of the issued share capital is represented at the meeting, then a majority of at least two thirds of the votes cast is required to approve such resolution. Within eight (8) days from the resolution the company shall deposit a complete text thereof at the office of the Trade Register.

9.	When rights are granted to subscribe for common shares the shareholders shall also have a right of pre-emption; what has been provided hereinbefore in this article shall be applicable mutatis mutandis. Shareholders shall have no right of pre-emption in respect of shares that are issued to anyone who exercises a previously acquired right.

ACQUISITION BY THE COMPANY OF SHARES IN ITS OWN SHARE CAPITAL.

Article 7.

1.	The company shall at all times have the authority to acquire fully paid-up shares in its own share capital, provided that such acquisition is made for no consideration (om niet).

2.	The company shall also have authority to acquire fully paid-up shares in its own share capital for consideration, if:

a.	the general meeting of shareholders has authorized the board of directors to make such acquisition – which authorization shall be valid for no more than eighteen (18) months – and has specified the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set; and

b.	the company’s equity, after deduction of the acquisition price of the relevant shares, is not less than the sum of the paid-up portion of the share capital and the reserves that have to be maintained by provision of law; and

c.	the aggregate par value of the shares to be acquired and the shares in its share capital the company already holds, holds as pledgee or are held by a subsidiary company, does not amount to more than one half of the aggregate par value of the issued share capital. The company’s equity as shown in the last confirmed and adopted balance sheet, after deduction of the acquisition price for shares in the share capital of the company and distributions from profits or reserves to any other persons that became due by the company and its subsidiary companies after the date of the balance sheet, shall be decisive for purposes of item b above. If no annual accounts have been confirmed and adopted when more than six (6) months have expired after the end of any financial year, then an acquisition by virtue of this paragraph shall not be allowed.

3.	No authorisation shall be required, if the company acquires its own shares for the purpose of transferring the same to directors or employees of the company or a group company as defined in Article 2:24b of the Civil Code, under a scheme applicable to such employees. Such own shares must be officially listed on a price list of an exchange.

4.	The preceding paragraphs 1 and 2 shall not apply to shares which the company acquires under universal title of succession (algemene titel).

5.	No voting rights may be exercised in the general meeting of shareholders for any share held by the company or any of its subsidiaries. Beneficiaries of a life interest on shares that are held by the company and its subsidiaries are not excluded from exercising the voting rights provided that the life interest was created before the shares were held by the company or any of its subsidiaries. The company or any of its subsidiaries may not exercise voting rights for shares in respect of which it holds a usufruct.

6.	Any acquisition by the company of shares that have not been fully paid up shall be void.

7.	Any disposal of shares held by the company will require a resolution of the board of directors. Such resolution shall also stipulate the conditions of the disposal.

REDUCTION OF THE ISSUED SHARE CAPITAL.

Article 8.

1.	The general meeting of shareholders shall have the authority to pass a resolution to reduce the issued share capital (i) by the cancellation of shares and/or (ii) by reducing the nominal amount of the shares by means of an amendment to the company’s articles of association. The shares to which such resolution relates shall be stated in the resolution and it shall also be stated therein how the resolution shall be implemented.

2.	A resolution to cancel shares may only relate to shares held by the company itself in its own share capital.

3.	Any reduction of the nominal amount of shares without repayment must be made pro rata on all shares of the same class.

4.	A partial repayment on shares shall only be allowed in implementation of a resolution to reduce the nominal amount of the shares. Such a repayment must be made in respect of all shares of the same class on a pro rata basis, or in respect of the special voting shares only. The pro rata requirement may be waived with the consent of all the shareholders of the affected class.

5.	A resolution to reduce the capital shall require a simple majority of the votes cast in a general meeting for approval; provided, however, that such a resolution shall require a majority of at least two-thirds of the votes cast in a general meeting if less than one half of the issued capital is represented at the meeting.

6.	The notice convening a meeting at which a resolution to reduce the share capital is to be passed shall state the purpose of the reduction of the share capital and the manner in which effect is to be given thereto. The second and third paragraph of Article 2:123 of the Civil Code shall mutatis mutandis be applicable.

7.	The company shall deposit the resolutions referred to in paragraph 1 of this article at the office of the Trade Register and shall publish a notice of such deposit in a nationally distributed daily newspaper; what has been provided in Article 2:100, paragraphs 2 and 6 inclusive of the Civil Code shall be applicable to the company.

SHARES AND SHARE CERTIFICATES.

Article 9.

1.	The shares shall be registered shares and they shall for each class be numbered as the board of directors shall determine. The numbers of the special voting shares that are issued or allocated to Qualifying Shareholders, shall correspond to the numbers of the relevant Qualifying Common Shares.

2.	The board of directors may resolve that, at the request of the shareholder, share certificates shall be issued in respect of shares in such denominations as the board of directors shall determine, which certificates are exchangeable at the request of the shareholder.

3.	Share certificates shall not be provided with a set of dividend coupons or a talon.

4.	Each share certificate carries the number(s), if any, of the share(s) in respect of which they were issued.

5.	The exchange referred to in paragraph 2 of this article shall be free of charge.

6.	Share certificates shall be signed by a member of the board of directors. The board of directors may resolve that the signature shall be replaced by a facsimile signature.

7.	The board of directors may determine that for the purpose of trading and transfer of shares at a foreign stock exchange, share certificates shall be issued in such form as shall comply with the requirements of such foreign stock exchange.

8.	On a request in writing by the party concerned and upon provision of satisfactory evidence as to title, replacement share certificates may be issued of share certificates which have been mislaid, stolen or damaged, on such conditions, including, without limitation, the provision of indemnity to the company as the board of directors shall determine. The costs of the issuance of replacement share certificates may be charged to the applicant. As a result of the issuance of replacement share certificates the original share certificates will become void and the company will have no further obligation with respect to such original share certificates. Replacement share certificates will bear the numbers and letters of the documents they replace.

REGISTER OF SHAREHOLDERS.

Article 10.

1.	The board of directors shall appoint a registrar who shall keep a register of shareholders in which the name and address of each shareholder shall be entered, the number and class of shares held by each of them, and, in so far as applicable, the further particulars referred to in Article 2:85 of the Civil Code.

2.	In the register of shareholders, the registrar shall separately administer a Loyalty Register in which the registrar shall enter the name and address of shareholders who have requested the board of directors to be registered in the Loyalty Register in order to become eligible to acquire special voting shares, recording the entry date and number and amount of common shares in respect of which the relevant request was made.

3.	A shareholder who is included in the Loyalty Register may at any time request to be de-registered from the Loyalty Register for some or all of its common shares included therein.

4.	The registrar shall be authorized to keep the register in an electronic form and to keep a part of the register outside the Netherlands if required to comply with applicable foreign legislation or the rules of a stock exchange where the shares of the company are listed.

5.	The board of directors shall determine the form and contents of the register with due observance of the provisions of paragraphs 1, 2 and 3 of this article.

6.	The register shall be kept up to date regularly.

7.	The registrar shall make the register available for inspection by the shareholders at the registrar’s office.

8.	Upon request and free of charge, the registrar shall provide shareholders and those who have a right of usufruct or pledge in respect of such shares with an extract from the register in respect of their registration.

9.	The registrar shall be authorized to disclose information and data contained in the register and/or have the same inspected to the extent that this is requested to comply with applicable legislation or rules of a stock exchange where the company’s shares are listed from time to time.

TRANSFER OF SHARES.

Article 11.

1.	The transfer of shares or of a restricted right thereto shall require an instrument intended for such purpose and, save when the company itself is a party to such legal act, the written acknowledgement by the company of the transfer. The acknowledgement shall be made in the instrument or by a dated statement on the instrument or on a copy or extract thereof mentioning the acknowledgement signed as a true copy by the notary or the transferor, or in the manner referred to in paragraph 2 of this article. Service of such instrument or such copy or extract on the company shall be considered to have the same effect as an acknowledgement.

2.	If a share certificate has been issued for a share the surrender to the company of the share certificate shall also be required for such transfer. The company may acknowledge the transfer by making an annotation on such share certificate as proof of the acknowledgement or by replacing the surrendered certificate by a new share certificate registered in the name of the transferee.

BLOCKING CLAUSE IN RESPECT OF SPECIAL VOTING SHARES.

Article 12.

1.	Common shares are freely transferable. A transfer of special voting shares other than pursuant to Article 4 paragraph 4 of these articles of association may only be effected with due observance of the paragraphs of this article.

2.	A shareholder who wishes to transfer one or more special voting shares shall require the approval of the board of directors.

3.	If the board of directors grants the approval, or if approval is deemed to have been granted as provided for in paragraph 4 of this article, the transfer must be effected within three (3) months of the date of such approval or deemed approval.

4.	If the board of directors does not grant the approval, then the board of directors should at the same time provide the requesting shareholder with the names of one or more prospective purchasers who are prepared to purchase all the special voting shares referred to in the request for approval, against payment in cash. If the board of directors does not grant the approval but at the same time fails to designate prospective purchasers, then approval shall be deemed to have been granted. The approval shall likewise be deemed granted if the board of directors has not made a decision in respect of the request for approval within six (6) weeks upon receipt of such request.

5.	The requesting shareholder and the prospective purchaser accepted by him shall determine the purchase price referred to in paragraph 4 of this article by mutual agreement. Failing agreement, the purchase price shall be determined in accordance with Article 2:87 paragraph 2 of the Civil Code.

BOARD.

Article 13.

1.	The company shall have a board of directors, consisting of three (3) or more members, comprising both members having responsibility for the day-to-day management of the company (executive directors) and members not having such day-to-day responsibility (non-executive directors). The board of directors as a whole will be responsible for the strategy of the company. The majority of the members of the board of directors shall consist of non-executive directors.

2.	Subject to paragraph 1 of this article, the board of directors shall determine the number of directors.

3.	The general meeting of shareholders shall appoint the directors and shall at all times have power to suspend or to dismiss every one of the directors. The general meeting of shareholders shall determine whether a director is an executive director or a non-executive director. The term of office of all directors will be for a period of approximately one (1) year after appointment, such period expiring on the day the first annual general meeting of shareholders is held in the following calendar year. Each director may be reappointed at any subsequent general meeting of shareholders.

4.	The company shall have a policy in respect of the remuneration of the members of the board of directors. Such remuneration policy shall be adopted by the general meeting of shareholders. The remuneration policy shall at least raise the subjects referred to in Article 2:383 (c) to (e) of the Civil Code, to the extent they concern the board of directors.

5.	With due observation of the remuneration policy referred to in paragraph 4 above and the provisions of law, including those in respect of allocation of responsibilities between executive and non-executive directors, the board of directors may determine the remuneration for the directors in respect of the performance of their duties, provided that nothing herein contained shall preclude any directors from serving the company or any subsidiary or related company thereof in any other capacity and receiving compensation therefor.

6.	The board of directors shall submit to the general meeting of shareholders for its approval plans to award shares or the right to subscribe for shares. The plans shall at least set out the number of shares and rights to subscribe for shares that may be awarded to the board of directors and the criteria that shall apply to the award or any change thereto. Failure to obtain the approval of the general meeting of shareholders shall not affect the powers of representation of the board of directors.

7.	The company shall not grant its directors any personal loans, guarantees or the like unless in the normal course of business, as regards executive directors on terms applicable to the personnel as a whole, and after approval of the board of directors.

Article 14.

1.	The board of directors shall, subject to the limitations contained in these articles of association, be in charge of the management of the company.

2.	The chairman of the board of directors as referred to by law shall be a non-executive director with the title Senior Independent Board Member. The board of directors may grant titles to directors, including — without limitation — the titles of chairman, co-chairman, chief executive officer, president or vice-president. The board of directors may furthermore appoint a company secretary.

3.	The board of directors shall draw up board regulations to deal with matters that concern the board of directors internally. The regulations shall include an allocation of tasks amongst the executive directors and non-executive directors and may provide for delegation of powers. The regulations shall contain provisions concerning the manner in which meetings of the board of directors are called and held, including the decision-making process. Subject to paragraph 3 of Article 1, these regulations may provide that meetings may be held by telephone conference or video conference, provided that all participating directors can follow the proceedings and participate in real time discussion of the items on the agenda.

4.	The board of directors can only adopt valid resolutions when the majority of the directors in office shall be present at the board meeting or be represented thereat.

5.	A member of the board of directors may only be represented by a co-member of the board of directors authorized in writing. The expression in writing shall include any message transmitted by current means of communication. A member of the board of directors may not act as proxy for more than one co-member.

6.	All resolutions shall be adopted by the favourable vote of the majority of the directors present or represented at the meeting, provided that the regulations may contain specific provisions in this respect. Each director shall have one (1) vote.

7.	The board of directors shall be authorized to adopt resolutions without convening a meeting if all directors shall have expressed their opinions in writing, unless one or more directors shall object against a resolution being adopted in this way.

8.	The board of directors shall require the approval of the general meeting of shareholders for resolutions concerning an important change in the company’s identity or character, including in any case:

a.	the transfer to a third party of the business of the company or practically the entire business of the company;

b.	the entry into or breaking off of any long-term cooperation of the company or a subsidiary with another legal entity or company or as a fully liable partner of a general partnership or limited partnership, where such entry or breaking off is of far-reaching importance to the company;

c.	the acquisition or disposal by the company or a subsidiary of an interest in the capital of a company with a value of at least one/third of the company’s assets according to the consolidated balance sheet with explanatory notes included in the last adopted annual accounts of the company.

9.	Failure to obtain the approval required under paragraph 8 of this article shall not affect the powers of representation of the board of directors.

10.	In the event of receipt by the board of directors of a third party offer to acquire a business or one or more subsidiaries of the company for an amount in excess of the threshold referred to in the preceding paragraph 8 under c of this article, the board of directors shall, if and when such bid is made public, at its earliest convenience issue a public position statement in respect of such offer.

11.	If the office(s) of one or more directors be vacated or if one or more directors be otherwise unavailable, the management shall temporarily be vested with the remaining directors or the remaining director, provided however that in such event the board of directors shall have power to designate one or more persons to temporarily assist the remaining director(s) to manage the company. If the offices of all directors be vacated or if all directors be otherwise unable to act, the management shall temporarily be vested in the person or persons whom the general meeting of shareholders shall appoint for that purpose.

COMMITTEES.

Article 15.

1.	The board of directors shall appoint from among its non-executive directors an audit committee, a remuneration committee and a nomination committee.

2.	The board of directors shall have power to appoint any further committees, composed of directors and officers of the company and of group companies.

3.	The board of directors shall determine the duties and powers of the committees referred to in the preceding paragraphs. For the avoidance of doubt, as such committees act on the basis of delegation of certain responsibilities of the board of directors, the board of directors shall remain fully responsible for the actions undertaken by such committees.

REPRESENTATION.

Article 16.

The general authority to represent the company shall be vested in the board of directors, as well as in executive directors to whom the title chairman, co-chairman or chief executive officer has been granted severally. The board of directors may also confer authority to represent the company, jointly or severally, to one or more individuals (procuratiehouder) who would thereby be granted powers of representation with respect to such acts or categories of acts as the board of directors may determine and shall notify to the Trade Register.

INDEMNITY.

Article 17.

The company shall indemnify any and all of its directors, officers, former directors, former officers and any person who may have served at its request as a director or officer of another company in which it owns shares or of which it is a creditor, against any and all expenses actually and necessarily incurred by any of them in connection with the defence of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been director or officer of the company, or of such other company, except in relation to matters as to which any such person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.

GENERAL MEETING OF SHAREHOLDERS.

Article 18.

1.	At least one (1) general meeting of shareholders shall be held every year, which meeting shall be held within six (6) months after the close of the financial year.

2.	Furthermore, general meetings of shareholders shall be held in the case referred to in Article 2:108a of the Civil Code and as often as the board of directors, the chairman or co-chairman of the board of directors, the Senior Independent Board Member or the chief executive officer deems it necessary to hold them, without prejudice to what has been provided in the next paragraph hereof.

3.	Shareholders solely or jointly representing at least ten percent (10%) of the issued share capital may request the board of directors, in writing, to call a general meeting of shareholders, stating the matters to be dealt with. If the board of directors fails to call a meeting, then such shareholders may, on their application, be authorized by the interim provisions judge of the court (voorzieningenrechter van de rechtbank) to convene a general meeting of shareholders. The interim provisions judge (voorzieningenrechter van de rechtbank) shall reject the application if he is not satisfied that the applicants have previously requested the board of directors in writing, stating the exact subjects to be discussed, to convene a general meeting of shareholders.

4.

General meetings of shareholders shall be held in Amsterdam or Haarlemmermeer (Schiphol Airport), and shall be called by the board of directors, the chairman or co-chairman of the board of directors, the Senior Independent Board Member or the chief executive officer, in such manner as is required to comply with the law and the applicable stock exchange regulations, not later than on the forty-second (42nd) day prior to the meeting.

5.	All convocations of meetings of shareholders and all announcements, notifications and communications to shareholders shall be made by means of an announcement on the company’s corporate website and such announcement shall remain accessible until the relevant general meeting of shareholders. Any communication to be addressed to the general meeting of shareholders by virtue of law or these articles of association, may be either included in the notice, referred to in the preceding sentence or, to the extent provided for in such notice, on the company’s corporate website and/or in a document made available for inspection at the office of the company and such other place(s) as the board of directors shall determine.

6.	In addition to paragraph 5 above, convocations of meetings of shareholders may be sent to shareholders through the use of an electronic means of communication to the address provided by such shareholders to the company for this purpose.

7.	The notice shall state the place, date and hour of the meeting and the agenda of the meeting as well as the other data required by law.

8.

An item proposed in writing by such number of shareholders who, by law, are entitled to make such proposal, shall be included in the notice or shall be announced in a manner similar to the announcement of the notice, provided that the company has received the relevant request, including the reasons for putting the relevant item on the agenda, no later than the sixtieth (60th) day before the day of the meeting.

9.	The agenda of the annual general meeting shall contain, inter alia, the following items:

a.	adoption of the annual accounts;

b.	granting of discharge to the members of the board of directors in respect of the performance of their duties in the relevant financial year;

c.	the policy of the company on additions to reserves and on dividends, if any;

d.	if, applicable, the proposal to pay a dividend;

e.	if applicable, discussion of any substantial change in the corporate governance structure of the company; and

f.	any matters decided upon by the person(s) convening the meeting and any matters placed on the agenda with due observance of paragraph 8 above.

10.	The board of directors shall provide the general meeting of shareholders with all requested information, unless this would be contrary to an overriding interest of the company. If the board of directors invokes an overriding interest, it must give reasons.

11.	If a right of approval is granted to the general meeting of shareholders by law or these articles of association (for instance as referred to in Article 13 paragraph 6 and Article 14 paragraph 8) or the board of directors requests a delegation of powers or authorization (for instance as referred to in Article 5), the board of directors shall inform the general meeting of shareholders by means of a circular or explanatory notes to the agenda of all facts and circumstances relevant to the approval, delegation or authorization to be granted.

12.	When convening a general meeting of shareholders, the board of directors may determine that, for the purpose of Article 18 and Article 19 of these articles of association, persons with the right to vote or attend meetings shall be considered those persons who have these rights at the twenty-eighth day prior to the day of the meeting (the Record Date) and are registered as such in the register of shareholders if they are shareholders and in a register to be designated by the board of directors for such purpose if they are not shareholders, irrespective whether they will have these rights at the date of the meeting. In addition to the Record Date, the notice of the meeting shall further state the manner in which shareholders and other parties with meeting rights may have themselves registered and the manner in which those rights can be exercised.

13.	If a proposal to amend the company’s articles of association is to be dealt with, a copy of that proposal, in which the proposed amendments are stated verbatim, shall be made available for inspection to the shareholders and others who are permitted by law to attend the meeting, at the office of the company and on the website of the company, as from the day the meeting of shareholders is called until after the close of that meeting. Upon request, each of them shall be entitled to obtain a copy thereof, without charge.

Article 19.

1.	The general meeting of shareholders shall be presided over by the Senior Independent Board Member or, in his absence, by the co-chairman or in the absence of the latter by the person chosen by the board of directors to act as chairman for such meeting.

2.	One of the persons present designated for that purpose by the chairman of the meeting shall act as secretary and take minutes of the business transacted. The minutes shall be confirmed by the chairman of the meeting and the secretary and signed by them in witness thereof.

3.	The minutes of the general meeting of shareholders shall be made available, on request, to the shareholders no later than three (3) months after the end of the meeting, after which the shareholders shall have the opportunity to react to the minutes in the following three (3) months. The minutes shall then be adopted in the manner as described in the preceding paragraph.

4.	If an official notarial record is made of the business transacted at the meeting then minutes need not be drawn up and it shall suffice that the official notarial record be signed by the notary. Each director shall at all times have power to give instructions for having an official notarial record made at the company’s expense.

5.	As a prerequisite to attending the meeting and, to the extent applicable, exercising voting rights, the shareholders entitled to attend the meeting shall be obliged to inform the board of directors in writing within the time frame mentioned in the convening notice. At the latest this notice must be received by the board of directors on the day mentioned in the convening notice.

6.	Shareholders and those permitted by law to attend the meetings may cause themselves to be represented at any meeting by a proxy duly authorized in writing, provided they shall notify the company in writing of their wish to be represented at such time and place as shall be stated in the notice of the meetings. For the avoidance of doubt, such attorney is also authorized in writing if the proxy is documented electronically. The board of directors may determine further rules concerning the deposit of the powers of attorney; these shall be mentioned in the notice of the meeting.

7.	The chairman of the meeting shall decide on the admittance to the meeting of persons other than those who are entitled to attend.

8.	For each general meeting of shareholders, the board of directors may decide that shareholders shall be entitled to attend, address and exercise voting rights at such meeting through the use of electronic means of communication, provided that shareholders who participate in the meeting are capable of being identified through the electronic means of communication and have direct cognizance of the discussions at the meeting and the exercising of voting rights (if applicable). The board of directors may set requirements for the use of electronic means of communication and state these in the convening notice. Furthermore, the board of directors may for each meeting of shareholders decide that votes cast by the use of electronic means of communication prior to the meeting and received by the board of directors shall be considered to be votes cast at the meeting. Such votes may not be cast prior to the Record Date. Whether the provision of the foregoing sentence applies and the procedure for exercising the rights referred to in that sentence shall be stated in the notice.

9.	Prior to being allowed admittance to a meeting, a shareholder or its attorney shall sign an attendance list, while stating his name and, to the extent applicable, the number of votes to which he is entitled. Each shareholder attending a meeting by the use of electronic means of communication and identified in accordance with paragraph 8 of this article shall be registered on the attendance list by the board of directors. In the event that it concerns an attorney of a shareholder, the name(s) of the person(s) on whose behalf the attorney is acting, shall also be stated. The chairman of the meeting may decide that the attendance list must also be signed by other persons present at the meeting.

10.	The chairman of the meeting may determine the time for which shareholders and others who are permitted to attend the general meeting of shareholders may speak if he considers this desirable with a view to the order by conduct of the meeting.

11.	Every share (whether common or special voting) shall confer the right to cast one (1) vote. Shares in respect of which the law determines that no votes may be cast shall be disregarded for the purposes of determining the proportion of shareholders voting, present or represented or the proportion of the share capital provided or represented.

12.	All resolutions shall be passed with an absolute majority of the votes validly cast unless otherwise specified herein. Blank votes shall not be counted as votes cast.

13.	All votes shall be cast in writing or electronically. The chairman of the meeting may, however, determine that voting by raising hands or in another manner shall be permitted.

14.	Voting by acclamation shall be permitted if none of the shareholders present objects.

15.	No voting rights shall be exercised in the general meeting of shareholders for shares owned by the company or by a subsidiary of the company. Usufructuaries of shares owned by the company and its subsidiaries shall however not be excluded from exercising their voting rights, if the usufruct was created before the shares were owned by the company or a subsidiary.

16.	Without prejudice to the other provisions of this Article 19, the company shall determine for each resolution passed:

a.	the number of shares on which valid votes have been cast;

b.	the percentage that the number of shares as referred to under a. represents in the issued share capital; and

c.	the aggregate number of votes cast in favour of and against a resolution, as well as the number of abstentions.

AUDIT.

Article 20.

1.	The general meeting of shareholders shall appoint an accountant as referred to in Article 2:393 of the Civil Code, to examine the annual accounts drawn up by the board of directors, to report thereon to the board of directors, and to express an opinion with regard thereto.

2.	If the general meeting fails to appoint the accountant as referred to in paragraph 1 of this article, this appointment shall be made by the board of directors.

3.	The appointment provided for in paragraph 1 of this article may at all times be cancelled by the general meeting and if the appointment has been made by the board of directors, also by the board of directors.
4.	The accountant may be questioned by the general meeting of shareholders in relation to his statement on the fairness of the annual accounts. The accountant shall therefore be invited to attend the general meeting of shareholders convened for the adoption of the annual accounts.

5.	The accountant shall, in any event, attend the meeting of the board of directors at which the report of the accountant is discussed, and at which the annual accounts are to be approved.

FINANCIAL YEAR, ANNUAL ACCOUNTS AND DISTRIBUTION OF PROFITS.

Article 21.

1.	The financial year of the company shall coincide with the calendar year.

2.	The board of directors shall annually close the books of the company as at the last day of every financial year and shall within four (4) months thereafter draw up annual accounts consisting of a balance sheet, a profit and loss account and explanatory notes. Within such four (4) month period the board of directors shall publish the annual accounts, including the accountant’s certificate, the annual report and any other information that would need to be made public in accordance with the applicable provisions of law and the requirements of any stock exchange on which common shares are listed.

3.	The company shall publish its annual accounts. Publication must take place within eight (8) days after they have been adopted in accordance with Article 2:394 of the Civil Code. Publication shall take place by deposit of a copy entirely in the English language at the office of the Trade Register, with a note thereon of the date of adoption, subject to the provision of Article 2:394 paragraph 8 of the Civil Code.

4.	A copy of the annual report in the English language and of the other documents referred to in Article 2:392 of the Civil Code, shall be published simultaneously with the annual accounts and in the same manner.

5.	If the activity of the company or the international structure of its group justifies the same, its annual accounts or its consolidated accounts may be prepared in a foreign currency.

6.	The broad outline of the corporate governance structure of the company shall be explained in a separate chapter of the annual report. In the explanatory notes to the annual accounts the company shall state, in addition to the information to be included pursuant to Article 2:383d of the Civil Code, the value of the options granted to the executive directors and personnel and shall indicate how this value is determined.

7.	The annual accounts shall be signed by all the directors; should any signature be missing, then this shall be mentioned in the annual accounts, stating the reason.

8.	The company shall ensure that the annual accounts, the annual report and the other data referred to in paragraph 2 of this article and the statements are available at its office as from the date on which the general meeting of shareholders at which they are intended to be dealt with is called, as well as on the website of the company. The shareholders and those who are permitted by law to attend the meetings of shareholders shall be enabled to inspect these documents at the company’s office and to obtain copies thereof free of charge.

9.	The general meeting of shareholders shall adopt the annual accounts.

10.	At the general meeting of shareholders at which it is resolved to adopt the annual accounts, a proposal concerning release of the members of the board of directors from liability for their respective duties, insofar as the exercise of such duties is reflected in the annual accounts or otherwise disclosed to the general meeting of shareholders prior to the adoption of the annual accounts, shall be brought up separately for discussion. The scope of any such release from liability shall be subject to limitations by virtue of the law.

Article 22.

1.	The company shall maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of special voting shares. The special voting shares shall not carry any entitlement to the balance of the special capital reserve. The board of directors shall be authorized to resolve upon (i) any distribution out of the special capital reserve to pay up special voting shares or (i) re-allocation of amounts to credit or debit the special capital reserve against or in favour of the share premium reserve.

2.	The company shall maintain a separate dividend reserve for the special voting shares. The special voting shares shall not carry any entitlement to any other reserve of the company. Any distribution out of the special voting rights dividend reserve or the partial or full release of such reserve will require a prior proposal from the board of directors and a subsequent resolution of the general meeting of holders of special voting shares.

3.	From the profits, shown in the annual accounts, as adopted, such amounts shall be reserved as the board of directors may determine.

4.	The profits remaining thereafter shall first be applied to allocate and add to the special voting shares dividend reserve an amount equal to one percent (1%) of the aggregate nominal amount of all outstanding special voting shares. The calculation of the amount to be allocated and added to the special voting shares dividend reserve shall occur on a time-proportionate basis. If special voting shares are issued during the financial year to which the allocation and addition pertains, then the amount to be allocated and added to the voting shares dividend reserve in respect of these newly issued special voting shares shall be calculated as from the date on which such special voting shares were issued until the last day of the financial year concerned. The special voting shares shall not carry any other entitlement to the profits.

5.	Any profits remaining thereafter shall be at the disposal of the general meeting of shareholders for distribution of dividend on the common shares only, subject to the provision of paragraph 8 of this article.

6.	Subject to a prior proposal of the board of directors, the general meeting of shareholders may declare and pay dividends in United States Dollars. Furthermore, subject to the approval of the general meeting of shareholders and the board of directors having been designated as the body competent to pass a resolution for the issuance of shares in accordance with Article 5, the board of directors may decide that a distribution shall be made in the form of shares or that shareholders shall be given the option to receive a distribution either in cash or in the form of shares.

7.	The company shall only have power to make distributions to shareholders and other persons entitled to distributable profits to the extent the company’s equity exceeds the sum of the paid-up portion of the share capital and the reserves that must be maintained in accordance with provision of law. No distribution of profits may be made to the company itself for shares that the company holds in its own share capital.
8.	The distribution of profits shall be made after the adoption of the annual accounts, from which it appears that the same is permitted.

9.	The board of directors shall have power to declare one or more interim dividends, provided that the requirements of paragraph 5 hereof are duly observed as evidenced by an interim statement of assets and liabilities as referred to in Article 2:105 paragraph 4 of the Civil Code and provided further that the policy of the company on additions to reserves and dividends is duly observed. The provisions of paragraphs 2 and 3 hereof shall apply mutatis mutandis.

10.	The board of directors may determine that dividends or interim dividends, as the case may be, shall be paid, in whole or in part, from the company’s share premium reserve or from any other reserve, provided that payments from reserves may only be made to the shareholders that are entitled to the relevant reserve upon the dissolution of the company.

11.	Dividends and other distributions of profit shall be made payable in the manner and at such date(s) — within four (4) weeks after declaration thereof — and notice thereof shall be given, as the general meeting of shareholders, or in the case of interim dividends, the board of directors shall determine, provided, however, that the board of directors shall have the right to determine that each payment of annual dividends in respect of shares be deferred for a period not exceeding five (5) consecutive annual periods.

12.	Dividends and other distributions of profit, which have not been collected within five (5) years and one (1) day after the same have become payable, shall become the property of the company.

AMENDMENT.

Article 23.

A resolution to amend the articles of association of the company can only be passed by a general meeting of shareholders pursuant to a prior proposal of the board of directors. A majority of at least two-thirds of the votes cast shall be required if less than one half of the issued capital is represented at the meeting.

DISSOLUTION AND WINDING-UP.

Article 24.

1.	A resolution to dissolve the company can only be passed by a general meeting of shareholders pursuant to a prior proposal of the board of directors. A majority of at least two-thirds of the votes cast shall be required if less than one half of the issued capital is represented at the meeting. In the event a resolution is passed to dissolve the company, the company shall be wound-up by the board of directors, unless the general meeting of shareholders would resolve otherwise.

2.	The general meeting of shareholders shall appoint and decide on the remuneration of the liquidators.

3.	Until the winding-up of the company has been completed, these articles of association shall to the extent possible, remain in full force and effect.

4.	Whatever remains of the company’s equity after all its debts have been discharged

(i)	shall first be applied to distribute the aggregate balance of share premium reserves and other reserves than the special voting shares dividend reserve of the company to the holders of common shares in proportion to the aggregate nominal value of the common shares held by each;

(ii)	secondly, from any balance remaining, an amount equal to the aggregate amount of the nominal value of the common shares will be distributed to the holders of common shares in proportion to the aggregate nominal value of common shares held by each of them;

(iii)	thirdly, from any balance remaining, an amount equal to the aggregate amount of the special voting shares dividend reserve will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each of them; and

(iv)	lastly, from any balance remaining, the aggregate amount of the nominal value of the special voting shares will be distributed to the holders of special voting shares in proportion to the aggregate nominal value of the special voting shares held by each.

5.	After the company has ceased to exist the books and records of the company shall remain in the custody of the person designated for that purpose by the liquidators for the period provided by law.

APPENDIX E—DUTCHCO TERMS AND CONDITIONS OF SPECIAL VOTING SHARES

FI CBM HOLDINGS N.V.

SPECIAL VOTING SHARES — TERMS AND CONDITIONS

These terms and conditions will apply to the issuance, allocation, acquisition, holding, repurchase and transfer of special voting shares in the share capital of FI CBM Holdings N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands, and its principal office address at Cranes Farm Road, Basildon, Essex SS14 3AD United Kingdom.

1.	DEFINITIONS AND INTERPRETATION

1.1	In these terms and conditions the following words and expressions shall have the following meanings, except if the context requires otherwise:

Affiliate	with respect to any specified person, any other person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing;

Agent	the bank, depositary or trust appointed by the Board from time to time. [*] has been appointed as the first Agent;

Articles of Association	the articles of association of the Company as in effect from time to time;

Board	the board of directors of the Company;

Broker	the financial institution or broker at which the relevant Shareholder operates his securities account;

Business Day	a calendar day which is not a Saturday or a Sunday or a public holiday in the State of New York, United Kingdom, the Netherlands or any jurisdiction in which the Company’s shares are listed for trading;

Change of Control

in respect of any Shareholder that is not an individual (natuurlijk persoon):

any direct or indirect transfer in one or a series of related transactions of (1) the ownership or control in respect of 50% or more of the voting rights of such Shareholder, (2) the de facto ability to direct the casting of 50% or more of the votes exercisable at general meetings of such Shareholder; and/or (3) the ability to appoint or remove half or more of the directors, executive directors or board members or executive officers of such Shareholder or to direct the casting of 50% or more of the voting rights at meetings of the board, governing body or executive committee of such Shareholder; provided that no Change of Control shall be deemed to have occurred if (i) the transfer of ownership and/or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivo donation or other transfer to a spouse or a relative up to the fourth degree or (ii) the fair market value of the Qualifying Common Shares held by such Shareholder represent less than 20% of the total assets of the Transferred Group at the time of the transfer and the Qualifying Common Shares, in the sole judgment of the Company, are not otherwise material to the Transferred Group or the Change of Control transaction. “Transferred Group” shall mean the relevant Shareholder together with its Affiliates, if any, over which control was transferred as part of the same change of control transaction within the meaning of this definition of “Change of Control”;

Change of Control Notification	a notification to be made by a Qualifying Shareholder in respect of whom a Change of Control has occurred, in accordance with the form annexed hereto as Exhibit G;

CNH	CNH Global N.V.;

CNH EGM	the extraordinary general meeting of shareholders of CNH at which such shareholders formally approved the CNH Merger;

CNH EGM Date	the date on which the CNH EGM took place;

CNH Merger	the statutory merger pursuant to which CNH (as disappearing entity) has merged into the Company (as acquiring entity);

Common Shares	common shares in the share capital of the Company;

Company	FI CBM Holdings N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands, and its principal office address at Cranes Farm Road, Basildon, Essex SS14 3AD United Kingdom;

Compensation Amount	has the meaning set out in clause 10;

Deed of Allocation	a private deed of allocation (onderhandse akte van toekenning) of Special Voting Shares, substantially in the form as annexed hereto as Exhibit B;

Deed of Withdrawal	a private deed of repurchase and transfer (onderhandse akte van inkoop en overdracht) of Special Voting Shares, substantially in the form as annexed hereto as Exhibit D;

De-Registration Form	a form to be completed by a Shareholder requesting to de-register some or all of his Common Shares from the Loyalty Register and to move such Common Shares back to the Regular Trading System, substantially in the form as annexed hereto as Exhibit C;

De-Registration	has the meaning set out in clause 7.1;
Request

EGMs	the CNH EGM and the FI EGM;

Election Form	a form to be completed by a Shareholder requesting the Company to register some or all of his Common Shares in the Loyalty Register, substantially in the form as annexed hereto as Exhibit A;

FI	Fiat Industrial S.p.A.;

FI EGM	the extraordinary general meeting of shareholders of FI at which such shareholders formally approved the FI Merger;

FI EGM Date	the date on which the FI EGM took place;

FI Merger	the cross-border statutory merger pursuant to which FI (as disappearing entity) has merged into the Company (as acquiring entity);

Initial Allocation Procedures	means the procedures pursuant to which the former shareholders of the two legal predecessors of the Company, FI and CNH, have been given the opportunity to opt for an initial allocation of Special Voting Shares upon completion of the Mergers, as such procedures have been described in full detail in the applicable merger documentation;

Initial Broker	a written statement from a Broker confirming with respect to a Shareholder that such Shareholder has uninterruptedly

Confirmation Statement	held one or more common shares in the share capital of FI or, as the case may be, CNH, from the record date preceding the FI EGM Date or, as the case may be, the record date preceding the CNH EGM Date up to and including the applicable Merger Execution Date;

Initial Deed of Allocation	a private deed of allocation (onderhandse akte van toekenning) of Special Voting Shares between the Company and an Initial Qualifying Shareholder, substantially in the form as annexed hereto as Exhibit F;

Initial Election Form	a form to be completed by a shareholder of FI or CNH, as the case may be, requesting the Company to register some or all of the Common Shares to be acquired by such person on the occasion and as a result of the Mergers in the Loyalty Register and applying for a corresponding number of Special Voting Shares, substantially in the form as annexed hereto as Exhibit E;

Initial Qualifying Shareholders	has the meaning set out in clause 6.1;

Loyalty Register	the section of the Company’s shareholders register reserved for the registration of Common Shares that are, or are purported to become, Qualifying Common Shares;

Loyalty Transferee	(i) with respect to any Shareholder that is not a natural person, any Affiliate of such Shareholder that is beneficially owned in substantially the same manner (including percentage) as the beneficial ownership of the transferring Shareholder or the beneficiary company as part of a demerger of such Shareholder and (ii) with respect to any Shareholder that is a natural person, any transferee of Common Shares following succession or the liquidation of assets between spouses and inheritance or inter vivo donation to a spouse or relative up to the fourth degree.

Merger Execution Date	the dates on which the notarial deeds in respect of the FI Merger and the CNH Merger, respectively, were executed;

Mergers	the FI Merger and the CNH Merger;

Power of Attorney	a power of attorney pursuant to which a Shareholder irrevocably authorizes and instructs the Agent to represent such Shareholder and act on his behalf in connection with any issuance, allocation, acquisition, transfer and/or repurchase of any Special Voting Shares in accordance with and pursuant to these Terms and Conditions, as referred to in clauses 4.3 and 6.1.

Qualifying Common Shares	(i) Common Shares that have, for an uninterrupted period of at least three years, been registered in the Loyalty Register in the name of one and the same Shareholder or its Loyalty Transferees and continue to be so registered provided that a transfer of Common Shares to a Loyalty Transferee shall not be deemed to interrupt the three year period referred to in this clause (i); and (ii) Common Shares that have been allocated to Initial Qualifying Shareholders upon completion of the Mergers and, pursuant to the Initial Allocation Procedures, been registered in the Loyalty Register immediately after completion of the Mergers and continue to be so registered;

Qualification Date	has the meaning as set out in clause 5.1;

Qualifying Shareholder	a holder of one or more Qualifying Common Shares;

Reference Price	the average closing price of a Common Share on the New York Stock Exchange calculated on the basis of the period of 20 trading days prior to the day of the breach as referred to in clause 10 or, if such day is not a Business Day, the preceding Business Day;

Regular Trading System	[*]; [Please note that this definition depends on the outcome of discussions with the operator / depository of the relevant system]

Shareholder	a holder of one or more Common Shares;

Special Voting Shares	special voting shares in the share capital of the Company;

Terms and Conditions	the terms and conditions established by this deed as they currently read and may be amended from time to time.

1.2	In these Terms and Conditions, unless the context requires otherwise:

(a)	references to a person shall be construed so as to include any individual, firm, legal entity (wherever formed or incorporated), governmental entity, joint venture, association or partnership;

(b)	the headings are inserted for convenience only and shall not affect the construction of this agreement;

(c)	the singular shall include the plural and vice versa;

(d)	references to one gender include all genders; and

(e)	references to times of the day are to local time in the relevant jurisdiction unless otherwise stated.

2.	PURPOSE OF SPECIAL VOTING SHARES

The single purpose of Special Voting Shares is to reward long-term ownership of Common Shares and to promote stability of the Company’s shareholder base.

3.	ROLE OF AGENT

3.1	The Agent shall on behalf of the Company manage, organize and administer the Loyalty Register and process the issuance, allocation, sale, repurchase and transfer of Special Voting Shares. In this respect, the Agent will represent the Company and process and sign on behalf of the Company all relevant documentation in respect of the Loyalty Register and the Special Voting Shares, including — without limitation — deeds, confirmations, acknowledgements, transfer forms and entries in the Company’s register of shareholders.

3.2	In accordance with the Power of Attorney (as referred to in clause 4.3), the Agent shall accept instructions from Shareholders to act on their behalf in connection with the issuance, allocation, acquisition, sale, repurchase and transfer of Special Voting Shares.

3.3	The Board shall ensure that up-to-date contact details of the Agent will be published on the Company’s corporate website.

4.	APPLICATION FOR SPECIAL VOTING SHARES — LOYALTY REGISTER

4.1	A Shareholder may at any time opt to become eligible for Special Voting Shares by requesting the Agent, acting on behalf of the Company, to register all or some of his Common Shares in the Loyalty Register. Such a request (a Request) will need to be made by the relevant Shareholder through its Broker, by submitting (i) a duly completed Election Form and (ii) a confirmation from the relevant Shareholder’s Broker that such Shareholder holds title to the Common Shares included in the Request.

4.2	A Request may also be made by a Shareholder directly to the Agent acting on behalf of the Company (i.e. not through the intermediary services of a Broker), provided, however, that the Agent may in such case set additional rules and procedures to validate any such Request, including — without limitation — the verification of the identity of the relevant Shareholder, the evidence with respect to such Shareholder’s title to the Common Shares, included in the Request and the authenticity of such Shareholder’s submission.

4.3	Together with the Election Form, the relevant Shareholder must submit a duly signed Power of Attorney, irrevocably instructing and authorizing the Agent to act on his behalf and to represent him in connection with issuance, allocation, acquisition, transfer and repurchase of Special Voting Shares in accordance with and pursuant to these Terms and Conditions, such Power of Attorney to be substantially in the form as annexed hereto as Exhibit H.

4.4	The Company and the Agent may establish an electronic registration system in order to allow for the submission of Requests by email or other electronic means of communication. The Company will publish the procedure and details of any such electronic facility, including registration instructions, on its corporate website.

4.5	Upon receipt of the Election Form, the Broker confirmation, if applicable, as referred to in clause 4.1 and the Power of Attorney, the Agent will examine the same and use its reasonable efforts to inform the relevant Shareholder, through his Broker, as to whether the Request is accepted or rejected (and, if rejected, the reasons why) within ten Business Days of receipt of the above-mentioned documents. The Agent may reject a Request for reasons of incompleteness or incorrectness of the Election Form, the Power of Attorney or the Broker confirmation, if applicable, as referred to in clause 4.1 or in case of serious doubts with respect to the validity or authenticity of such documents. If the Agent requires further information from the relevant Shareholder in order to process the Request, then such Shareholder shall provide all necessary information and assistance required by the Agent in connection therewith.

4.6	If the Request is accepted, then the relevant Common Shares will be [taken out of / blocked from trading in] the Regular Trading System and will be registered in the Loyalty Register. [Please note that the ultimate wording depends on the outcome of discussions with the operator / depository of the Regular Trading System re technical implementation. This also applies to the wording in 4.8, 4.9, 7.1, 7.4]

4.7	Without prejudice to clause 4.8, the registration of Common Shares in the Loyalty Register will not affect the nature or value of such shares, nor any of the rights attached thereto. They will continue to be part of the class of common shares in which they were issued, and any stock exchange listing or registration with the U.S. Securities and Exchange Commission shall continue to apply to such shares. Such shares shall be identical in all respects to the Common Shares that are not registered in the Loyalty Register.

4.8	Once Common Shares are included in the Loyalty Register, a Shareholder wanting to trade such shares will need to submit a De-Registration Request as referred to in clause 7.1, in order to [move back the relevant Common Shares to the Regular Trading System / undo the block on trading in the Regular Trading System] except that a Shareholder may transfer Common Shares included in the Loyalty Register to a Loyalty Transferee without moving such shares from the Loyalty Register to the Regular Trading System.

4.9	The Company and the Agent will establish a procedure with [the operator/depositary of] the Regular Trading System to facilitate the [movement of Common Shares from the Regular Trading System to the Loyalty Register / block of the Common Shares from trading in the Regular Trading System], and vice versa.

5.	ALLOCATION OF SPECIAL VOTING SHARES

5.1	As per the date on which a Common Share has been registered in the Loyalty Register in the name of one and the same Shareholder or its Loyalty Transferee for an uninterrupted period of three years (the Qualification Date), such Common Share will become a Qualifying Common Share and the holder thereof will be entitled to acquire one Special Voting Share in respect of such Qualifying Common Share provided that a transfer of Common Shares to a Loyalty Transferee shall not be deemed to interrupt the three year period referred to in this Clause 5.1.

5.2	On the Qualification Date, the Agent will, on behalf of both the Company and the relevant Qualifying Shareholder, process the execution of a Deed of Allocation pursuant to which such number of Special Voting Shares will be allocated to the Qualifying Shareholder as will correspond to the number of newly Qualifying Common Shares.

5.3	Any allocation of Special Voting Shares to a Qualifying Shareholder will be effectuated for no consideration (om niet) and be subject to these Terms and Conditions. The par value of newly issued Special Voting Shares will be funded out of, and debited to, the part of the reserves of the Company that is labelled “Special Capital Reserves”.

6.	INITIAL ALLOCATION PROCEDURES

6.1	In addition to the registration and allocation procedures set out in clauses 4 and 5, Special Voting Shares will be allocated on the occasion of the Mergers to shareholders of the legal predecessors of the Company who have complied with the requirements of the Initial Allocation Procedures (Initial Qualifying Shareholders), including — without limitation — (i) the requirement to hold common shares in the share capital of the relevant predecessor from the record date preceding the FI EGM Date or, as the case may be, the record date preceding the CNH EGM Date up to the applicable Merger Execution Date, (ii) the requirement to have been present or represented (by proxy) at the relevant FI EGM or, as the case may be, the CNH EGM, (iii) the requirement to submit a duly completed Initial Election Form [no later than [3-5] Business Days after the relevant FI EGM or, as the case may be, the CNH EGM], together with a duly completed Power of Attorney and (iv) the requirement to submit an Initial Broker Confirmation Statement on or prior to the applicable Merger Execution Date.

6.2	The Common Shares to be acquired by Initial Qualifying Shareholders on the occasion and as a result of the Mergers, will be registered in the Loyalty Register immediately after completion of the Mergers, in accordance with the Initial Allocation Procedures. Following such registration, each Initial Qualifying Shareholder shall be entitled to such number of Special Voting Shares as will correspond to the number of Common Shares registered in the name of such person in the Loyalty Register.

6.3	The allocation of Special Voting Shares to Initial Qualifying Shareholders will be effectuated by the Agent on behalf of both the Company and the Initial Qualifying Shareholders, by execution of an Initial Deed of Allocation. For the avoidance of doubt, any allocation of Special Voting Shares to Initial Qualifying Shareholders will be effectuated for no consideration (om niet) and be subject to these Terms and Conditions. The par value of newly issued Special Voting Shares will be funded out of, and debited to, the part of the reserves of the Company that is labelled “Special Capital Reserves”.

7.	DE-REGISTRATION — WITHDRAWAL OF SPECIAL VOTING SHARES

7.1	A Shareholder who is registered in the Loyalty Register may at any time request the Agent acting on behalf of the Company to [move back some or all of his Common Shares registered in the Loyalty Register back to the Regular Trading System / to undo the block on trading in the Regular Trading System]. Such a request (a De-Registration Request) will need to be made by the relevant Shareholder through its Broker, by submitting a duly completed De-Registration Form.

7.2	A De-Registration Request may also be made by a Shareholder directly to the Agent acting on behalf of the Company (i.e. not through the intermediary services of a Broker), provided, however, that the Agent may in such case set additional rules and procedures to validate any such De-Registration Request, including — without limitation — the verification of the identity of the relevant Shareholder and the authenticity of such Shareholder’s submission.

7.3	By means of and as per the moment of a Shareholder submitting the De-Registration Form, such Shareholder shall be considered to have waived his rights to cast any votes that accrue to the Special Voting Shares concerned in the De-Registration Form.

7.4

Upon receipt of the De-Registration Form, the Agent will examine the same and use its reasonable efforts to ensure that the [block on trading in the Regular Trading System on the Common Shares as specified in the

De-Registration Form will be undone / the Common Shares as specified in the De-Registration Form will be moved back to the Regular Trading System] within [three] Business Days of receipt of the De-Registration Form.

7.5	Upon de-registration from the Loyalty Register, such Common Shares will no longer qualify as Qualifying Common Shares and the holder of the relevant shares will no longer be entitled to hold the Special Voting Shares allocated in respect thereof and will be bound to offer and transfer such Special Voting Shares to the Company for no consideration (om niet).

7.6	The offering and transfer of the Special Voting Shares referred to in clause 7.5 by the relevant Shareholder to the Company and the repurchase and acquisition of such shares by the Company, will be processed by the Agent on behalf of both the Company and the relevant Shareholder, by execution of a Deed of Withdrawal.

7.7	Upon completion of the repurchase of Special Voting Shares as referred to in clauses 7.5 and 7.6, the Company may proceed with the withdrawal and cancellation of such shares or, alternatively, continue to hold such shares as treasury stock.

7.8	If the Company determines (in its discretion) that a Shareholder has taken any action a principal purpose of which is to avoid the application of Article 8 regarding transfer restrictions or Article 9 regarding a Change of Control of such Shareholder, the Company may instruct the Agent to transfer such Shareholder’s shares registered in the Loyalty Register back to the Regular Trading System and such Shareholder shall immediately transfer any Special Voting Shares allocated in respect thereof to the Company for no consideration (om niet).

8.	TRANSFER RESTRICTIONS

8.1	In view of the single purpose of the Special Voting Shares (as set out in clause 2) and the contingent obligation of a Shareholder to re-transfer his Special Voting Shares to the Company as referred to in clauses 7.5 and 9, no Shareholder shall, directly or indirectly:

(a)	sell, dispose of or transfer any Special Voting Share or otherwise grant any right or interest therein; or

(b)	create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over any Special Voting Share or any interest in any Special Voting Share.

Notwithstanding the foregoing, upon any transfer of Qualifying Common Shares to a Loyalty Transferee in accordance with the terms hereof, the associated Special Voting Shares shall also be transferred to such Loyalty Transferee.

9.	CHANGE OF CONTROL

9.1	Upon the occurrence of a Change of Control in respect of a Qualifying Shareholder or a holder of Common Shares who is registered in the Loyalty Register, such Shareholder must promptly notify the Agent and the Company thereof, by submitting a Change of Control Notification, and must make a De-Registration Request as referred to in clauses 7.1 and 7.2.

9.2	The procedures described in clauses, 7.4, 7.5, 7.6 and 7.7 will apply accordingly to the De-Registration Request submitted pursuant to clause 9.1.

10.	BREACH, COMPENSATION PAYMENT, PLEDGE

In the event of a breach of any of the covenants set out in clauses 7.5, 8.1 and 9.1, the relevant Shareholder shall without prejudice to the Company’s right to request specific performance, be bound to pay to the Company an amount equal to the Reference Price multiplied by the number of Special Voting Shares that are affected by the relevant breach (the Compensation Amount).

The above-mentioned obligation to pay the Compensation Amount shall constitute a penalty clause (boetebeding) as referred to in article 6:91 of the Dutch Civil Code. The Compensation Amount payment shall be deemed to be in lieu of, and not in addition to, any liability (schadevergoedingsplicht) of the relevant Shareholder towards the Company in respect of the relevant breach — so that the provisions of this clause 10 shall be deemed to be a “liquidated damages” clause (schadevergoedingsbeding) and not a “punitive damages” clause (strafbeding). The provisions of article 6:92, paragraphs 1 and 3 of the Dutch Civil Code shall, to the maximum extent possible, not apply.

11.	LOYALTY REGISTER

The Agent, acting on behalf of the Company, shall keep the Loyalty Register up to date and shall ensure that the Loyalty Register will be made available for inspection through the Company’s website.

12.	AMENDMENT OF THESE TERMS AND CONDITIONS

12.1	These Terms and Conditions have been established by the Board on [*] 2012 and have been approved by the general meeting of shareholders of the Company on [*] 2012.

12.2	These Terms and Conditions may be amended pursuant to a resolution by the Board, provided, however, that any material, not merely technical amendment will be subject to the approval of the general meeting of shareholders of the Company. 12.3 Any amendment of the Terms and Conditions shall require a private deed to that effect.

12.4	The Company shall publish any amendment of these Terms and Conditions on the Company’s corporate website and notify the Qualifying Shareholders of any such amendment through their Brokers.

13.	COSTS

All costs of the Agent in connection with these Terms and Conditions, any Power of Attorney and any Initial Deed of Allocation, Deed of Allocation and Deed of Withdrawal, shall be for the account of the Company. Any other costs shall be for the account of the relevant Shareholder.

14.	GOVERNING LAW, DISPUTES

14.1	These Terms and Conditions are governed by and construed in accordance with the laws of the Netherlands.

14.2	Any dispute in connection with these Terms and Conditions and/or the Special Voting Shares will be brought before the courts of Amsterdam, the Netherlands.

SIGNED IN [*], ON THE [*] DAY OF [*] 2012

FI CBM Holdings N.V.	FI CBM Holdings N.V.

Name:	Name:

Title:	Title:

EXHIBIT A

ELECTION FORM

EXHIBIT B

DEED OF ALLOCATION

EXHIBIT C

DE-REGISTRATION FORM

EXHIBIT D

DEED OF WITHDRAWAL

EXHIBIT E

INITIAL ELECTION FORM

EXHIBIT F

INITIAL DEED OF ALLOCATION

EXHIBIT G

CHANGE OF CONTROL NOTIFICATION

EXHIBIT H

POWER OF ATTORNEY

APPENDIX F—SPECIAL VOTING SHARE ELECTION FORM

INITIAL ELECTION FORM

FOR THE ALLOCATION OF SPECIAL VOTING SHARES IN THE SHARE CAPITAL

OF FI CBM HOLDINGS N.V. UPON COMPLETION OF THE FI MERGER

Please read, complete and sign this Initial Election Form in accordance with the instructions contained herein, to elect to receive special voting shares in the capital of FI CBM Holdings N.V. (the Company).

This Initial Election Form should be read in conjunction with the Special Voting Shares Terms and Conditions and the information document(s) that were mailed or made available to you in connection with the extraordinary general meeting (EGM) of Fiat Industrial S.p.A. (FI) called to approve the merger of FI into the Company (FI Merger). Defined terms in this form will have the meaning as set out in the Special Voting Shares Terms and Conditions.

You are eligible to elect to receive Special Voting Shares by completing this Initial Election Form as set out herein, provided that (i) you were present or represented by proxy at the EGM; and (ii) you continue to hold your ordinary shares of FI with respect to which you are making an election pursuant to this form from [insert record date of EGM] until completion of the FI Merger.

Please send the completed Initial Election Form to [insert name agent]. This Initial Election Form must be received by [insert name agent] on or before [insert date: 5 business days after the EGM], 2013.

If you do not correctly complete this Initial Election Form or if it is not received by [insert name agent] on or before [insert date: 5 business days after the EGM], 2013, you will not be entitled to receive special voting shares upon completion of the Mergers.

1.	NAME AND ADDRESS OF REGISTERED HOLDER

Name: Address:

2.	NUMBER OF ORDINARY SHARES OF FI WITH RESPECT TO WHICH YOU ELECT TO RECEIVE SPECIAL VOTING SHARES OF THE COMPANY

Number of ordinary shares of FI held in your name as at [insert record date of the EGM] for which you elect to receive special voting shares in the capital of the Company upon completion of the Mergers.

ordinary shares

3.	DECLARATION

By returning this Initial Election Form, duly signed, you irrevocably and unconditionally:

(a)	agree to the Special Voting Shares Terms and Conditions, as published on the FI website; and

(b)	authorize and instruct [insert name agent] to represent you and act on your behalf in connection with any issuance, allocation, acquisition, transfer and/or repurchase of any special voting share in accordance with and pursuant to the Special Voting Shares Terms and Conditions.

4.	GOVERNING LAW, DISPUTES

This Initial Election Form is governed by and construed in accordance with the laws of the Netherlands. Any dispute in connection with this Initial Election Form will be brought before the courts of Amsterdam, the Netherlands.

SIGNATURE

Name of registered holder: Date:

INITIAL ELECTION FORM

FOR THE ALLOCATION OF SPECIAL VOTING SHARES IN THE SHARE CAPITAL

OF FI CBM HOLDINGS N.V. UPON COMPLETION OF THE CNH MERGER

Please read, complete and sign this Initial Election Form in accordance with the instructions contained herein, to elect to receive special voting shares in the capital of FI CBM Holdings N.V. (the Company).

This Initial Election Form should be read in conjunction with the Special Voting Shares Terms and Conditions and the information document(s) that were mailed or made available to you in connection with the extraordinary general meeting (EGM) of CNH Global N.V. (CNH) called to approve the merger of CNH into the Company (CNH Merger). Defined terms in this form will have the meaning as set out in the Special Voting Shares Terms and Conditions.

You are eligible to elect to receive Special Voting Shares by completing this Initial Election Form as set out herein, provided that (i) you were present or represented by proxy at the EGM; and (ii) you continue to hold your common shares of CNH with respect to which you are making an election pursuant to this form from [insert record date of EGM] until completion of the CNH Merger.

Please send the completed Initial Election Form to [insert name agent]. This Initial Election Form must be received by [insert name agent] on or before [insert date: 5 business days after the EGM], 2013.

If you do not correctly complete this Initial Election Form or if it is not received by [insert name agent] on or before [insert date: 5 business days after the EGM], 2013, you will not be entitled to receive special voting shares upon completion of the Mergers.

1.	NAME AND ADDRESS OF REGISTERED HOLDER

Name: Address:

2.	NUMBER OF COMMON SHARES OF CNH WITH RESPECT TO WHICH YOU ELECT TO RECEIVE SPECIAL VOTING SHARES OF THE COMPANY

Number of common shares of CNH held in your name as at [insert record date of the EGM] for which you elect to receive special voting shares in the capital of the Company upon completion of the Mergers.

common shares

3.	DECLARATION

By returning this Initial Election Form, duly signed, you irrevocably and unconditionally:

(a)	agree to the Special Voting Shares Terms and Conditions, as published on the CNH website; and

(b)	authorize and instruct [insert name agent] to represent you and act on your behalf in connection with any issuance, allocation, acquisition, transfer and/or repurchase of any special voting share in accordance with and pursuant to the Special Voting Shares Terms and Conditions.

4.	GOVERNING LAW, DISPUTES

This Initial Election Form is governed by and construed in accordance with the laws of the Netherlands. Any dispute in connection with this Initial Election Form will be brought before the courts of Amsterdam, the Netherlands.

SIGNATURE

Name of registered holder: Date:

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Pursuant to Dutch law, DutchCo’s directors and officers may be liable to DutchCo for improper or negligent performance of their duties. They may also be liable to third parties for damages in the event of bankruptcy, default on tax or social security payments, improper performance of duties, or tort. In certain circumstances, directors or officers may also incur criminal liability.

The DutchCo Articles of Association provide that DutchCo will indemnify any and all of its current and former officers and directors against any and all expenses actually and necessarily incurred in connection with the defense of any action, suit, or proceeding to which they are a party by reason of their position as a director or officer of the company. The indemnification also applies to any person who has served as the director or officer of another company of which DutchCo owns shares or is a creditor. The DutchCo Articles of Association limit the right to indemnification if the director or officer is adjudged to be liable for negligence or misconduct in the performance of a duty.

The provisions of Dutch law governing the liability of directors and officers are mandatory in nature. Although Dutch law does not provide for any provisions with respect to the indemnification of directors and officers, the concept of indemnification of directors and officers of a company for liabilities arising from actions undertaken because of their position in the company is, in principle, accepted in the Netherlands.

DutchCo has purchased and will maintain insurance for the benefit of its directors and officers which, subject to policy terms and limitations, includes coverage to reimburse directors and officers of DutchCo [and its subsidiaries] for all costs that are incurred in the defense of any action, suit or proceeding to which such directors or officers are made party in their capacity as such or as director or officer of a company in which DutchCo owns shares or is a creditor.

Pursuant to the merger agreement, DutchCo is required to maintain directors’ and officers’ liability insurance for a period of six years from the effective time of the CNH Merger (or a six-year extended reporting period endorsement) covering all persons covered by Fiat Industrial’s or CNH’s directors’ and officers’ liability insurance policies prior to the effective time of the CNH Merger for actions taken by such persons prior to the closing date on terms no less favorable than the terms of such current insurance coverage. DutchCo has agreed to cause its successors and assigns to expressly assume these obligations with respect to director and officer indemnification, exculpation and insurance.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed as part of this registration statement, unless otherwise indicated.

2.1	Merger Agreement among Fiat Industrial S.p.A., Fiat Netherlands Holding N.V., CNH Global N.V. and FI CBM Holdings N.V., dated as of November 25, 2012

2.2	Common Cross-Border Merger Terms prepared by the Boards of Directors of the FI CBM Holdings N.V. and Fiat Industrial S.p.A. in connection with the proposed reverse cross-border legal merger of Fiat Industrial S.p.A. into FI CBM Holdings N.V.*

2.3	Common Cross-Border Merger Terms prepared by the Boards of Directors of the Fiat Netherlands Holding N.V. and Fiat Industrial S.p.A. in connection with the proposed cross-border legal merger of Fiat Netherlands Holding N.V. into Fiat Industrial S.p.A.*

2.4	Merger Plan prepared by the Boards of Directors of FI CBM Holdings N.V. and CNH Global N.V. In connection with the proposed Dutch law legal merger of CNH Global N.V. into FI CBM Holdings N.V.*

3.1	English Translation of the Articles of Association of DutchCo

5.1	Opinion of Freshfields Bruckhaus Deringer LLP as to the legality of the securities being registered*

8.1	Opinion of Loyens & Loeff N.V. with respect to material Dutch tax consequences of the transaction*

8.2	Opinion of Maisto e Associati with respect to material Italian tax consequences of the transaction*

8.3	Opinion of Sullivan & Cromwell LLP with respect to material U.K. tax consequences of the transaction*

8.4	Opinion of Sullivan & Cromwell LLP with respect to material U.S. tax consequences of the transaction*

11.1	Statement regarding computation of per share earnings (incorporated by reference to Note 12 to the Fiat Industrial Unaudited Interim Financial Statements and Note 13 to the Fiat Industrial Annual Financial Statements)*

21.1	Subsidiaries

23.1	Consent of Reconta Ernst & Young S.p.A.*

23.2	Consent of Ernst & Young LLP*

23.3	Consent of Deloitte & Touche S.p.A.*

23.4	Consent of Deloitte & Touche LLP*

23.5	Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 5.1)*

23.6	Consent of Loyens & Loeff N.V. (included in Exhibit 8.1)*

23.7	Consent of Maisto e Associati (included in Exhibit 8.2)*

23.8	Consent of Sullivan & Cromwell LLP (included in Exhibits 8.3 and 8.4)*

24.1	Power of Attorney (see page II-3 to this registration statement)*

99.1	Consent of Lazard Freres & Co. LLC*

99.2	Consent of J.P. Morgan Securities LLC*

*	To be filed by amendment to this registration statement.

Item 22. Undertakings

(a)

The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(b)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(c)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [[•], United Kingdom] on this [—] day of [—], 2013.

DutchCo

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below severally constitutes and appoints each of [                 ,                 and                 ] (with full power to each of them to act alone), his or her true and lawful attorney-in-fact and agents, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Act of 1933 (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission (the “Commission”) in connection with the registration under the Securities Act of the Securities and any Blue Sky laws or other securities laws of any of the states of the United States of America in order to effect the registration or qualification (or exemption therefrom) of the said securities for issue, offer, sale or trade under the Blue Sky laws or other securities laws of any of such states and in connection therewith to execute, acknowledge, verify, deliver, file and cause to be published applications, reports, consents to service of process, appointments of attorneys to receive service of process and other papers and instruments which may be required under such laws, including specifically, but without limiting the generality of the foregoing, the power and authority to sign his or her name in his or her capacity as an attorney-in-fact or in any other capacity with respect to this Registration Statement and any registration statement in respect of the Securities that is to be effective upon filing pursuant to Rule 462(b) (collectively, the “Registration Statement”) and/or such other form or forms as may be appropriate to be filed with the Commission or under or in connection with any Blue Sky laws or other securities laws of any state of the United States of America or with such other regulatory bodies and agencies as any of them may deem appropriate in respect of the Securities, and with respect to any and all amendments, including post-effective amendments, to this Registration Statement and to any and all instruments and documents filed as part of or in connection with this Registration Statement.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on [•], 2013:

Name	Title
[—]	Chairman
[—]	Chief Executive Officer
[—]	Chief Financial Officer [and Principal Accounting Officer]
[—]	(Non-Executive Director)
[—]	(Non-Executive Director)
[—]	(Non-Executive Director)

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Name	Title
[—]	(Non-Executive Director)
[—]	(Non-Executive Director)
[—]	(Non-Executive Director)
[—]	(Non-Executive Director)
[—]	(Non-Executive Director)
[—]	(Non-Executive Director)
[—]	Authorized Representative in the United States

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